Form 20-F
period 2015-12-31
Advanced Accelerator Applications S.A.
filed 2016-04-29
CIK 1611787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-36826

Advanced Accelerator Applications S.A.
(Exact name of Registrant as specified in its charter)

France
(Jurisdiction of incorporation or organization)

20 rue Diesel
01630 Saint Genis Pouilly, France
(Address of principal executive offices)
Heinz Mäusli
+33 (0) 4 50 99 30 70
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Copies to:

John Crowley
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 Ordinary Shares, par value €0.10 per share	The NASDAQ Global Select Market
Ordinary Shares, par value €0.10 per share	The NASDAQ Global Select Market*
*	Not listed for trading, only in connection with the listing of the American Depositary Shares on The NASDAQ Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 78,556,211 Ordinary Shares, par value €0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                 No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                 No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                 No ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                 No ☒

Advanced Accelerator Applications S.A.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to “AAA” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Advanced Accelerator Applications S.A., together with its subsidiaries.

Financial Statements

Our consolidated financial statements are presented in Euros. All references in this annual report on Form 20-F to “$,” “US$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “Euros” mean Euros, unless otherwise noted. Throughout this annual report on Form 20-F references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

All references to “U.S. dollars,” “dollars” or “$” in this annual report on Form 20-F are to the U.S. dollar. All references to “Euros” or “€” are to the Euro. Unless indicated otherwise, all U.S. dollar amounts are converted from Euros at the noon buying rate (as certified by the Federal Reserve Bank of New York) of  €1.00=US$1.0859 at December 31, 2015. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Euro since 2010.

We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS. The financial information contained in this annual report on Form 20-F includes our consolidated financial statements at and for the years ended December 31, 2015, 2014 and 2013, which have been audited by KPMG S.A., independent accountants as stated in their report appearing herein.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2015,” relate to our fiscal year ended on December 31 of that calendar year.

Market Share and Other Information

Market data and certain industry forecast data used in this annual report on Form 20-F were obtained from internal reports and studies, where appropriate, the MEDraysintell 2015 edition “Nuclear medicine – World Market Report & Directory” an April 2014 report from Bio-Tech Systems, Inc. and data from published studies by doctors and medical professionals relating to clinical data, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report on Form 20-F.

Rounding

We have made rounding adjustments to some of the figures included in this annual report on Form 20-F. Accordingly, numerical figures shown as totals in some tables or in certain discussions may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report on Form 20-F can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict” “project,” “should,” “target,” “will” and “would,” among others.

Forward-looking statements appear in a number of places in this annual report on Form 20-F and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report on Form 20-F. These risks and uncertainties include factors relating to:

•	the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and product candidates and the rate and degree of market acceptance of our products and product candidates, including Lutathera;

•	our ability to successfully commercialize Lutathera and our other product candidates;

•	our estimates regarding the market opportunity for our existing products, Lutathera and our other product candidates;

•	our ability to maintain or expand sales of Gluscan and our other products;

•	the clinical utility of Lutathera, Somakit, Annexin V-128 and our other product candidates;

•	the expected timeline of our completion of the required trial results analysis for Lutathera and other product candidates, including clinical trial milestones, analysis of primary endpoints, primary events, anticipated timing for conclusion of data analysis and related events;

•	our ability to identify, develop and advance new targets to create additional product candidates;

•	the expected timeline of our development program for our product candidates, including statements about clinical trials and regulatory milestone dates;

•	our ability to maintain orphan drug status or otherwise gain or maintain other protection from competition for Lutathera and our other product candidates;

•	the occurrence of side effects or SAEs caused by or associated with diagnostic and therapeutic products and product candidates;

•	our plans to pursue R&D in connection with our product candidates;

•	the extensive costs, time and uncertainty associated with new product development, including new and existing product development in cooperation with a development partner or partners;

•	our ability to procure adequate quantities of necessary supplies and raw materials, including Lu-177 for Lutathera, and other chemical compounds that are acceptable for use in our manufacturing processes from our suppliers;

•	our ability to implement our growth strategy, including geographic and manufacturing expansion in the United States;

•	our ability to sustain and create additional sales, marketing and distribution capabilities;

•	our ability to organize timely and safe delivery of our products and product candidates by third parties;

•	problems with the manufacture, quality or performance of our products and product candidates;

•	our belief that our relationships with our industry partners will continue without disruption;

•	our anticipation that we will generate higher sales as we diversify our sales base by increasing the number of products we offer;

•	our intellectual property and licensing position;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to successfully identify, integrate and complete acquisitions and achieve expected synergies, and the reliability and quality of clinical data and products of our acquisition targets;

•	our ability to compete and conduct our business in the future;

•	the impact of geographic and product mix on our total sales and net income (loss);

•	the availability of qualified personnel and our ability to motivate and retain such personnel;

•	changes in commodity costs, labor, distribution and other operating costs, or in our estimates of our D&D costs;

•	changes in government regulation and tax matters;

•	legislation or regulation in countries where we sell our products and product candidates that affect product pricing, reimbursement, access or distribution channels;

•	fluctuations in inflation and exchange rates in Europe, the United States, and elsewhere;

•	general economic, political, demographic and business conditions in Europe, the United States and elsewhere;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events except as required by law.

v

ENFORCEMENT OF JUDGMENTS

We are a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•	to enforce against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) the foreign court has indirect jurisdiction, based on the connection between the dispute and the court seized, (2) the judgment is not contrary to substantive and procedural international public policy and (3) the judgment is not tainted with fraud.

In addition, French Law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The income statement and statement of financial position data as of and for the years ended December 31, 2015, 2014 and 2013 for AAA are derived from our consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been audited by KPMG S.A., an independent registered public accounting firm, as stated in their report appearing herein. We have derived our income statement and statement of financial position data as of and for the year ended December 31, 2012 from our Annual Consolidated Financial Statements not included in this annual report.

We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report on Form 20-F. Our historical results are not necessarily indicative of results for future periods.

We have not included selected consolidated financial data as of and for the year ended December 31, 2011 in the table below as we qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 or the JOBS Act and we make use of an existing accommodation for specified reduced reporting, requiring a minimum of two years of audited financial statements at the time of our initial public offering.

	Year Ended December 31,
	2015		2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	96,227	88,615	69,865	53,806	40,834
Raw materials and consumables used	(19,909)	(18,335)	(14,597)	(9,185)	(6,296)
Personnel costs	(32,056)	(29,520)	(21,089)	(16,265)	(13,259)
Other operating expenses	(48,265)	(44,447)	(35,015)	(24,644)	(22,032)
Other operating income	5,944	5,474	4,230	3,977	3,560
Depreciation and amortization	(12,294)	(11,321)	(11,993)	(9,545)	(6,495)
Operating loss	(10,353)	(9,534)	(8,599)	(1,856)	(3,688)
Finance income (including changes in fair value of contingent consideration)	1,255	1,156	396	387	232
Finance costs (including changes in fair value of contingent consideration)	(8,526)	(7,852)	(2,196)	(10,155)	(16,512)
Financial loss	(7,271)	(6,696)	(1,800)	(9,768)	(16,280)
Loss before income taxes	(17,624)	(16,230)	(10,399)	(11,624)	(19,968)
Income taxes	(837)	(771)	(404)	(1,157)	(536)
Net loss for the period	(18,461)	(17,001)	(10,803)	(12,781)	(20,504)
Attributable to owners of the company	(18,461)	(17,001)	(9,499)	(12,152)	(20,047)
Non-controlling interests	—	—	(1,304)	(629)	(457)
Loss per share:
Basic (US$ and € per share)	(0.28)	(0.25)	(0.15)	(0.22)	(0.38)
Diluted (US$ and € per share)	(0.28)	(0.25)	(0.15)	(0.22)	(0.38)
Weighted average ordinary shares outstanding used in computing per share amounts
Basic	66,943,481	66,943,481	61,884,911	54,156,067	52,364,094
Diluted	66,943,481	66,943,481	61,884,911	54,156,067	52,364,094

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

	Year Ended December 31,
	2015		2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Consolidated Statements of Financial Position:
Assets
Non-current assets	122,367	112,687	107,842	103,449	104,613
Goodwill	24,609	22,662	21,377	21,252	22,285
Other intangible assets	34,623	31,884	32,410	30,581	33,845
Property, plant and equipment	61,171	56,332	51,779	49,280	45,762
Financial assets	1,642	1,512	1,959	2,336	2,721
Deferred tax assets	322	297	317	—	—
Current assets	175,281	161,416	78,672	40,028	38,543
Inventories	4,458	4,105	3,363	2,278	1,833
Trade and other receivables	25,654	23,625	20,053	16,143	15,537
Other current assets	16,071	14,800	10,160	7,997	7,107
Cash and cash equivalents	129,098	118,886	45,096	13,610	14,066
Total assets	297,648	274,103	186,514	143,477	143,156

Equity and liabilities
Equity attributable to owners of the company	184,336	169,754	85,187	55,723	58,389
Share capital	8,531	7,856	6,323	5,415	5,244
Share premium	232,363	213,982	118,421	76,594	69,650
Reserves and retained earnings	(38,097)	(35,083)	(30,058)	(14,134)	3,542
Net profit/(loss) for the period	(18,461)	(17,001)	(9,499)	(12,152)	(20,047)
Non-controlling interests	—	—	—	1,360	2,188
Total equity	184,336	169,754	85,187	57,083	60,577
Non-current liabilities	74,211	68,341	70,709	62,052	56,447
Non-current provisions	10,824	9,968	8,011	6,029	5,592
Non-current financial liabilities	17,597	16,205	20,971	20,359	21,056
Deferred tax liabilities	3,045	2,804	4,460	4,187	5,386
Other non-current liabilities	42,745	39,364	37,267	31,477	24,413
Current liabilities	39,101	36,008	30,618	24,342	26,132
Current provisions	—	—	128	115	300
Current financial liabilities	6,038	5,560	5,915	5,458	4,012
Trade and other payables	15,973	14,710	12,156	9,218	9,857
Other current liabilities	17,090	15,738	12,419	9,551	11,963
Total liabilities	113,312	104,349	101,327	86,394	82,579
Total Equity and liabilities	297,648	274,103	186,514	143,477	143,156

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

Other Financial Metrics

	Year Ended December 31,
	2015		2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Adjusted EBITDA(2)	1,941	1,787	3,394	7,689	2,807
Adjusted EBITDA margin(3)	2.0%	2.0%	4.9%	14.3%	6.90%

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

(2)	To provide investors with additional information regarding our financial results, we have used Adjusted EBITDA, a financial measure not calculated in accordance with IFRS, within this annual report on Form 20-F. We define Adjusted EBITDA as net income (loss) calculated in accordance with IFRS plus: (i) finance income; (ii) finance costs (including changes in fair value of contingent consideration); (iii) income tax; and (iv) depreciation and amortization.

We have included Adjusted EBITDA in this annual report on Form 20-F because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Although Adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect finance income or costs;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA alongside IFRS-based financial performance measures, including various cash flow metrics, net income (loss) and our other IFRS financial results. Management addresses the inherent limitations associated with using Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income (loss). Further, management also reviews IFRS measures and measures such as our level of capital expenditures, R&D expenditures, and interest expense, among other items.

(3)	We define Adjusted EBITDA margin as Adjusted EBITDA divided by sales.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable IFRS measure, for each of the periods identified. It also presents the Adjusted EBITDA margin.

	Year Ended December 31,
	2015		2014	2013	2012
	US$(1)	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Net profit/(loss) for the period	(18,461)	(17,001)	(10,803)	(12,781)	(20,504)
Adjustments:
Finance income (including changes in fair value of contingent consideration)	(1,255)	(1,156)	(396)	(387)	(232)
Finance costs (including changes in fair value of contingent consideration)	8,526	7,852	2,196	10,155	16,512
Income taxes	837	771	404	1,157	536
Depreciation and amortization	12,294	11,321	11,993	9,545	6,495
Adjusted EBITDA	1,941	1,787	3,394	7,689	2,807
Sales	96,227	88,615	69,865	53,806	40,834
Adjusted EBITDA margin	2.0%	2.0%	4.9%	14.3%	6.9%

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

Exchange Rates and Exchange Controls

The following table sets forth, for each period indicated, the low and high exchange rates for Euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on each day during a monthly period and on the last day of each month during quarterly and annual periods, based on the noon buying rate of the Federal Reserve Bank of New York for the Euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the Euro, expressed in U.S. dollars per Euro, as certified by the Federal Reserve Bank of New York.

As of April 22, 2016, the noon buying rate of the Federal Reserve Bank of New York for the Euro was US$1.1239.

	Period-End	Average for Period	Low	High
	US$	US$	US$	US$
	(€ per $)
Year Ended December 31:
2011	1.2973	1.4002	1.2926	1.4875
2012	1.3186	1.2909	1.2062	1.3463
2013	1.3779	1.3302	1.2774	1.3816
2014	1.2188	1.3235	1.2180	1.3927
2015	1.0859	1.1096	1.0524	1.2015

Quarter Ended:
March 31, 2015	1.0741	1.1246	1.0524	1.2015
June 30, 2015	1.1154	1.1069	1.0582	1.1428
September 30, 2015	1.1162	1.1128	1.0848	1.1580
December 31, 2015	1.0859	1.0954	1.0562	1.1437

Month Ended:
October 31, 2015	1.1042	1.1228	1.0963	1.1437
November 30, 2015	1.0562	1.0727	1.0562	1.1026
December 31, 2015	1.0859	1.0889	1.0573	1.1025
January 31, 2016	1.0832	1.0855	1.0743	1.0964
February 29, 2016	1.0868	1.1092	1.0868	1.1362
March 31, 2016	1.1390	1.1134	1.0845	1.1390
April 30, 2016 (through April 22, 2016)	1.1239	1.1349	1.1239	1.1430

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this annual report on Form 20-F before making an investment decision regarding our securities, including our audited consolidated financial statements and the related notes appearing elsewhere in this annual report on Form 20-F. Our business, financial condition and results of operations could be materially and adversely affected if any of these risks materializes and as a result, the market price of our ADSs could decline and you could lose all or part of your investment.

This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those expressed or implied in these forward-looking statements as a result of certain factors, including the risks facing our Company described below and elsewhere in this annual report on Form 20-F.

Commercialization Risks

Our business currently depends significantly on sales of Gluscan, our most important PET product. Any adverse market event with respect to Gluscan could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily upon sales of our most important PET product, Gluscan. Sales from Gluscan comprised 47.5%, 46.8% and 51.6% of our total sales for the years ended December 31, 2015, 2014 and 2013, respectively. If our sales of Gluscan were to decrease significantly, or such sales were substantially or completely displaced in the market, we would lose a significant and material source of our total sales. Gluscan is our branded version of a generic FDG product, which is vulnerable to competition and also a decline in sales as a result of being a generic product. Gluscan faces competition from FDG products from other manufacturers, principally IBA Molecular, as well as larger healthcare companies and local competitors in geographic markets in Europe. See “Item 4. Information on the Company—B. Business Overview—Our Competition.” These competitors may create pressures on the price of, and margin that we are able to earn on, Gluscan, which could reduce our sales.

In addition, if Gluscan or similar products from our competitors were to become the subject of litigation and/or an adverse governmental action requiring us or such competitors, as applicable, to cease sales of Gluscan, such an event could have a material adverse effect on our business, financial condition and results of operations.

We depend heavily on the success of our lead product candidate, Lutathera, which we are developing for the treatment of inoperable progressive midgut NETs. If we are unable to commercialize Lutathera, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of Lutathera for the treatment of inoperable progressive midgut NETs. Our ability to generate significant product revenues from sales of Lutathera will depend primarily on the successful development and commercialization of Lutathera, which depend on a number of factors, including:

•	obtaining regulatory approval for Lutathera from the Food and Drug Administration in the USA (FDA) and/or European Medicines Agency (EMA);

•	the establishment of an expanded international commercial infrastructure capable of supporting product sales, marketing and distribution of Lutathera;

•	implementing marketing and distribution relationships with third parties in territories where we do not pursue direct commercialization of Lutathera;

•	successful negotiation of favorable pricing and reimbursement in the countries which require such negotiation and in which we obtain regulatory approval for Lutathera;

•	the timing and scope of the commercial launch of Lutathera;

•	acceptance of Lutathera by patients, the medical community and third-party payors; and

•	Lutathera’s ability to effectively compete with other therapies.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Lutathera, which would materially harm our business.

Our business currently depends on sales of our products in the European Union, our most important geographic market. An adverse market event or deteriorating economic conditions in Europe or the European Union may have a significant impact on our overall sales and could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily upon sales in the European Union, which comprised 91.6%, 90.9% and 87.8% of our total sales for the years ended December 31, 2015, 2014 and 2013, respectively. If our European Union sales were significantly impacted by either material changes to reimbursement regulations or private payor reimbursement in the European jurisdictions in which we operate, other regulatory developments, competition or other factors, this impact could have a material adverse effect on our business, financial condition and results of operations. Since our current PET and SPECT products are not proprietary, we are vulnerable to increased competition in the European PET and SPECT markets, and such competition may result in decreased sales or lower margins for our products.

If we are unable to successfully introduce new products for clinical indications or fail to keep pace with advances in MNM or medical research or technology, our business, financial condition and results of operations could be adversely affected.

We operate in highly innovative businesses within the MNM field. We currently rely on sales of Gluscan for a significant portion of our total sales. However, our continued growth depends in large part on our ability to develop and obtain approval of new products and new indications for our products and product candidates. In particular, obtaining EMA market authorization and FDA approval for Lutathera is critical to our business plan. In addition, FDG products such as Gluscan are likely to face increasing competition from Gallium-labeled products in PET diagnostics that may offer advantages over existing FDG radiopharmaceuticals labeled with F-18. It will accordingly be important for us to successfully develop and seek approvals for Lutathera and our other product candidates, such as our Somakit products, which are PET product candidates for the production of Gallium-labeled diagnostic compounds. Failure to obtain regulatory approval of Lutathera or of any of our other product candidates or approval for additional indications, or failure to advance new formulations of PET, SPECT or other products and product candidates to meet new or changing demand could have a material adverse effect on our business, financial condition and results of operations.

The development of innovative products and medical technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness involves significant technical and business risks. The success of new product offerings will depend on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economic and timely manner, and differentiate our products from those of our competitors. If we cannot successfully introduce new products or product candidates, adapt to changing technologies or anticipate changes in our current and potential customers’ requirements, our products may become obsolete, which could have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition in the commercialization of MNM products, which may result in others developing or commercializing products before or more successfully than we do.

There are numerous proprietary molecules for MNM products currently in development by other companies. We may face future competition with respect to our products, any products that we acquire, our current product candidates and any products or product candidates we may seek to develop or commercialize in the future from other pharmaceutical companies and governments, universities and other non-profit research organizations, which are increasingly aware of the commercial value of their research. Our competitors may develop products that are safer, more effective, more convenient or less costly than products that we may develop or market. Our competitors may devote greater resources to market or sell their products, adapt more quickly to new technologies and scientific advances, initiate or withstand substantial price competition more successfully than we can, or more effectively negotiate third-party licensing and collaborative arrangements.

We consider IBA Molecular, in the area of PET and SPECT diagnostics to be our main competitor in the European MNM market due to its significant know-how, manufacturing capacity and geographic presence. We also face competition in the field of PET diagnostic products from smaller suppliers who operate within specific geographic areas. While these smaller competitors may have more limited manufacturing infrastructure than we do, they may have greater experience than we do or a more established reputation than we do in such areas. We face competition in the field of SPECT diagnostic products from a greater number of SPECT manufacturers than we do in PET, given the more established and widespread use of SPECT imaging. Our competitors in SPECT include both large healthcare companies and smaller diagnostic imaging companies. In the field of MNT, we face competition from local companies and university hospitals that operate within specific geographic areas. While these competitors may have more limited manufacturing infrastructure than we do, they may have greater experience or a more established reputation in these geographic areas. Each of the above-mentioned competitors, in particular the larger healthcare companies, may have greater resources to devote to manufacturing, marketing or selling products than we do. Any reduction in demand for our products as a result of one or more competing products could lead to reduced sales, reduced margins, reduced levels of profitability or loss of market share for our products.

We commercialize almost all of our products without patent protection. Gluscan and our licensed products IASOflu, IASOdopa and IASOcholine are currently not covered by any issued patents. Moreover, the patents covering claims related to Lutathera expired in 2015 in the United States and are expected to expire in 2016 in Europe and various other jurisdictions. Without patent protection for these products and product candidates, we currently face competition from generic drug manufacturers and we may be unable to prevent additional generic drug manufacturers from developing, manufacturing or commercializing competing products. In addition, competition for our products may be affected by follow-on products in Europe and the United States and other jurisdictions. The existence of generic products may also result in decreased pricing for our products, which we have experienced in certain geographic areas in relation to Gluscan.

Any or all of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations.

We rely on maintaining orphan drug designation and obtaining market exclusivity for Lutathera and potentially for our Somakit products, Lutathera’s companion PET diagnostic product candidates. Orphan drug designation may not ensure that we will obtain market exclusivity upon approval in a particular market. In addition, we may not obtain orphan drug market exclusivity if another drug containing the same active moiety is approved first, or we may lose market exclusivity if a later product demonstrates clinical superiority to Lutathera or the Somakit products.

Lutathera and the Somakit products, our leading therapeutic candidate and its companion diagnostic candidates, respectively, have been granted orphan drug designation by the FDA and the EMA. If Lutathera, the Somakit products or any of our other product candidates that receive orphan drug designation were to lose orphan drug designation or were to fail to obtain marketing exclusivity upon approval, our business, financial condition and results of operations could be materially adversely affected. Obtaining regulatory market exclusivity for Lutathera is particularly important due to the expiration of patents covering claims related to Lutathera in November 2015 for the United States and expected expiration in June 2016 for Europe and various other jurisdictions.

In the United States, a product candidate with orphan drug designation qualifies for market exclusivity for up to seven years after FDA approval if it is approved for the designated use and no other product containing the same active moiety has existing market exclusivity. Thus, if Lutathera or the Somakit products are approved in the United States for the indication for which the applicable product has obtained orphan drug designation before any other product containing the same active moiety is approved and obtains market exclusivity, the FDA may not approve another product containing the same active moiety for the same indication during the market exclusivity period unless the second product is demonstrated to be clinically superior to Lutathera or the Somakit products. A product can demonstrate clinical superiority over another product if it is safer, more effective or makes a major contribution to patient care. In addition, a chemically dissimilar product would not be affected by Lutathera’s or the Somakit products’ U.S. market exclusivity and could obtain approval and, if designated as an orphan drug, market exclusivity in the United States.

In the European Union, EMA regulations provide marketing exclusivity for up to ten years for orphan drugs, subject to certain exceptions, including the demonstration of  “clinically relevant superiority” by a similar medicinal product. EMA orphan marketing exclusivity applies to drug products for the same indication that use the same method of action but which can be chemically dissimilar. As a result, if Lutathera or the Somakit products obtain marketing authorization from the EMA before competing therapeutic candidates for the same indication that use the same method of action, the EMA may not grant marketing authorization to the competing therapeutic candidates for a period of up to ten years. However, if a competing therapeutic candidate is approved by the EMA before Lutathera or the Somakit products, that drug could end Lutathera’s or the Somakit products’ market exclusivity in the European Union by demonstrating a clinically relevant advantage. We are pursuing registration and regulatory exclusivity for both Somakit-TATE and Somakit-TOC in the European Union and the United States. The loss of market exclusivity for Lutathera, the Somakit products or our other product candidates that we intend to commercialize in the European Union or the United States could have a material adverse effect on our business, financial condition and results of operations.

The commercial success of our MNM products and product candidates will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payers and others in the medical community.

Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting negative publicity, as well as any other adverse events in the field of MNM that may occur in the future, could result in a decrease in demand for our products or any product candidates that we may develop. If public perception is influenced by claims that MNM or specific therapies within MNM are unsafe, our products or product candidates may not be accepted by the general public or the medical community.

In particular, the continued or future commercial success of Gluscan, Lutathera and our other products and product candidates, as applicable, depends and will depend upon, among other things, these products and product candidates gaining and maintaining acceptance by physicians, patients, third-party payers and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If any of our products or product candidates does not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or product candidate or be able to successfully commercialize it. The degree of market acceptance of our products and product candidates will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the ability to offer our products for sale at competitive prices;

•	the relative convenience and ease of administration of our products and product candidates;

•	the willingness of the target patient population to try new products and product candidates and of physicians to prescribe these products and product candidates;

•	the strength of marketing and distribution support;

•	publicity concerning our products and product candidates or competing products and treatments; and

•	the sufficiency of coverage or reimbursement by third parties.

If our products or product candidates do not become widely accepted by potential customers, physicians, patients, third-party payers and other members of the medical community, such a lack of acceptance could have a material adverse effect on our business, financial condition and results of operations.

Reimbursement policies or a lack of reimbursement, changes in healthcare systems and third-party payer policies could result in a decline in our potential sales of our products.

In the European Union, the United States and other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding such jurisdictions’ respective healthcare systems. These changes, particularly in the European Union and/or the United States, could prevent or delay EMA marketing authorization and/or FDA approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain EMA marketing authorization and/or FDA approval, as applicable.

In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement additional governmental controls over the healthcare system, including but not limited to efforts to control drug prices and overall healthcare costs. While we currently have a limited presence in the United States, recent U.S. legislation, rules and regulations instituted significant changes to the U.S. healthcare system that could have a material adverse effect on our business, financial condition and results of operations now or in the future as we consider expanding our U.S. business. We cannot predict what effects, if any, this legislation might have on us and our products, nor can we predict whether additional legislative or regulatory proposals may be adopted.

In addition, in the European Union, the United States and elsewhere, sales of therapeutic and other pharmaceutical products depend, in part, on the availability of reimbursement from third-party payers, such as governments and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services and they may limit access to radiopharmaceutical products through the use of prior authorizations. Any reimbursement granted may not be maintained, or limits on reimbursement available from third parties may reduce the demand for, or negatively affect the price and profitability, of those products. Third-party payers may pursue aggressive cost cutting initiatives such as comparing the effectiveness, benefits and costs of similar treatments, which could result in lower reimbursement. Policies that decrease reimbursement, or the loss of availability or lack of reimbursement from third-party payers, could harm our ability to successfully commercialize our products and product candidates, including Lutathera, as well as the demand for our products and product candidates, including Lutathera, which could have a material adverse effect on our business, financial condition and results of operations.

In certain markets, reimbursement is dependent on budgets set by the government, which may place limits on reimbursements. For example, in many European countries, government healthcare entities that purchase PET products from us are constrained by budgetary limits, regardless of the demand for our PET products, such as Gluscan. In these and in other markets, if third-party payers are not willing or able to supply reimbursement to make up the difference between budget limits and demand for our products or product candidates, or if economic or other conditions cause governments or other reimbursing parties to revise their budgets for radiopharmaceutical products downward, our sales in that market could suffer significantly, which could have a material adverse effect on our business, financial condition and results of operations.

The implementation of the 2010 healthcare reform law in the United States may adversely affect our business.

Our industry is highly regulated and changes in law may adversely impact our business. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. While we do not currently conduct significant operations in the United States, several provisions of the new law, which have varying effective dates, may affect us as we seek to expand our presence in the United States and will likely increase certain of our costs. For example, an increase in the Medicaid rebate rate from 15.1% to 23.1% became effective as of January 1, 2010, and the volume of rebated drugs was expanded to include beneficiaries in Medicaid managed care organizations, effective as of March 23, 2010.

The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the healthcare reform law cannot be known until these provisions are implemented and the Centers for Medicare and Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could impact the success of our products. We will continue to evaluate the healthcare reform law, as amended, and implementation of regulations or guidance related to various provisions of the healthcare reform law by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially impact our business over time.

Manufacturing Risks

Our MNM products and product candidates are complex to manufacture and ship, which could cause us to experience delays in product manufacturing or development and resulting delays in sales.

Manufacturing MNM products and product candidates, especially in large quantities, is complex. The products and product candidates must be made consistently and in compliance with a clearly defined manufacturing process. In Europe, our production sites where we source manufacturing for European Union sales must comply with cGMP. The products and product candidates must also be delivered in accordance with local and international regulations applicable to the delivery of radioactive materials, in the case of our radiolabeled products and product candidates, and pharmaceuticals. Problems may arise during manufacturing for a variety of reasons, including problems with raw materials, equipment malfunctions and failures to follow specific protocols and procedures. In addition, slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage, shipping and quality control testing, may result in lot failures or manufacturing shut-down, delays in the release of product batches, product recalls, spoilage or regulatory action. Such deviations may require us to revise manufacturing processes or change suppliers or delivery mechanisms and may take significant time and resources to resolve. If unresolved, such deviations may affect manufacturing output and could cause us to fail to satisfy customer orders or contractual commitments, lead to a termination of one or more of our contracts, lead to delays in our clinical trials, result in litigation or regulatory action against us or cause the EMA, the FDA or other regulatory bodies to cause us to cease releasing products until the deviations are explained and corrected. The design of the manufacturing and storage processes for our radioactive compounds may not completely eliminate the risk of exposure of our employees and others to radioactive materials and may need to be reworked in order to keep in compliance with national radio-protection laws in the jurisdictions in which we operate.

Additionally, as our equipment ages, it will need to be replaced. Replacement of equipment has the potential to introduce variations in the manufacturing process that may result in lot failures or manufacturing shut-down, delay in the release of product batches, product recalls, spoilage or regulatory action. Success rates can also vary dramatically at different stages of the manufacturing process, which can reduce yields and increase costs. In addition, the aging and eventual retirement of our cyclotrons will involve substantial costs associated with decontaminating and decommissioning the sites where they are used and regulatory risks in the event that the decontamination and decommissioning process is not done correctly or according to applicable regulatory requirements.

Any of these risks could result in considerable financial or other harm that could be costly to us, damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our MNM products and product candidates have limited shelf lives that make them susceptible to damage and loss, which could adversely affect our business, financial condition and operating results.

Our PET products, including Gluscan, and our PET product candidates have a shelf life of approximately ten hours, and our therapy product candidates, such as Lutathera, have a shelf life of approximately three days. These products and product candidates accordingly require production facilities located in close proximity to their final customers and reliable transportation to avoid spoilage, damage and/or loss. The failure of third parties with whom we contract to deliver these products and product candidates within the scope of their limited shelf lives could result in the loss of a given shipment and the sales associated with it. In addition, for those products with radioactive elements, such as our F-18 PET products, any delay in shipment results in a loss of the radioactive dose as a result of radioactive decay, with the risk that the entire useful dose may be lost. Moreover, since each order is made individually or in small batches and delivered with dedicated transportation in compliance with local and international regulations applicable to the delivery of radioactive materials, we do not have readily available replacements to substitute for a lost delivery if circumstances beyond our control, such as delays or problems caused by weather changes or a failure in the transportation system operated by third parties that we hire, prevent the timely delivery of a batch, or if our facilities fail to distribute the ordered batch in a timely fashion in accordance with specifications. If such losses or failures were to occur, we could suffer harm to our reputation and a loss of customers and sales, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, if one or more of our facilities were to experience downtime, the limited shelf life of our products and product candidates, particularly those with radioactive components or elements, would make it difficult for us to replace such facilities’ production since the replacement product or product candidate may need to be delivered from a facility that is geographically distant from ordering customers. The logistical complexity of fulfilling such customer orders through an alternate, more geographically removed facility may make it impracticable or unduly costly to fulfill the orders of customers in a region where our facility or facilities are experiencing downtime. If we are unable to fulfill orders from our customers in such regions, we may lose such customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are expanding our production facilities, including through acquisitions, with a near-term focus on manufacturing and distribution of Lutathera in the United States and modifications to one or more production sites in Europe. Delay or failure to develop production capacity or delays or failures in obtaining regulatory approvals for any new production facilities could limit our ability to expand our sales.

In anticipation of potential FDA approval for Lutathera, we have purchased a Millburn, NJ facility that we are currently retrofitting with completion scheduled in the second quarter of 2016. We intend to start manufacturing operations at the Millburn facility in the first half of 2017 after receiving all necessary authorizations and licenses. This site, and any additional U.S. production site that we develop, as well as the execution of our plan to expand into the U.S. market for our products, and in particular Lutathera, will be important to our growth strategy. We also modified our F-18 production site in Zaragoza, Spain in order to enable it to produce Lutathera. The process for qualifying and validating one or more U.S. facilities and additional European facilities, obtaining associated regulatory approvals and complying with cGMP regulations or similar regulatory requirements for sales of our products or product candidates may be significant and may result in unanticipated delays or costs, which could limit our ability to expand sales and have a material adverse effect on our business, financial condition and results of operations.

Facilities that we own or that we may acquire are subject to risk of damage or interference and resulting delays, which could adversely affect our business and growth plans.

We have experienced in the past, and may experience in the future, damage of or interference with the ongoing operations of production facilities that we own or may acquire. For example, a few days before we signed the acquisition agreement for a PET production site in Europe, the site experienced significant flooding that delayed the consummation of the transaction for several months while the problem was addressed. The resulting delay in our entrance into that geographic market limited our ability to compete in that market for product distribution in the market as other companies gained authorization to produce PET products and began selling it at low prices, which created more difficult competitive conditions for us. We also suffered fire damage to our Marseille, France facility that impeded the site’s completion and accordingly delayed our ability to compete in the Marseille geographic market. In the event that our facilities or the third-party transportation infrastructure upon which we rely is damaged or disrupted as a result of natural conditions or other events or actions, our ability to manufacture and ensure the delivery of products to customers could be limited, which could have a material adverse effect on our business, financial condition and results of operations.

In particular, we have two facilities, our laboratory near Ivrea, Italy and our laboratory in Meldola, Italy, that are approved by the Agenzia Italiana del Farmaco (the Italian Medicines Agency), or AIFA, to produce Lutathera, our lead product candidate. If either or both sites were to experience a shutdown or otherwise became unable to produce Lutathera, we do not currently have any other sites that would be able to cover for the lost production. While we may be able to secure approvals for other sites for the production of Lutathera in the future, we cannot assure you that we will be able to do so in a timely manner, as approvals of a facility or facilities in one country may not assure our ability to obtain similar approvals for other facilities or in other countries. In the event that we were to suffer a loss of capacity to produce Lutathera, and were unable to replace the lost capacity with production from other sites approved to manufacture Lutathera, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to obtain supplies for the manufacture of Gluscan, Lutathera or our other products and product candidates in sufficient quantities and at an acceptable cost, our ability to manufacture Gluscan or Lutathera or to manufacture, develop and commercialize our other products and product candidates could be impaired, which could harm our sales, lead to a termination of one or more of our contracts, lead to delays in clinical trials or otherwise harm our business.

We depend on third parties for certain materials and services necessary for the manufacture of Gluscan, Lutathera and our other products and product candidates that we do not manufacture in our own facilities. These third parties include suppliers of Lu-177 radioisotope, consumable and vial suppliers, suppliers of certain precursor elements of radiopharmaceuticals and sterility subcontractors. A disruption in the availability of such materials or services from these and other suppliers could require us to qualify and validate alternative suppliers. If we are unable to locate or establish alternative suppliers, our ability to increase or maintain our current manufacturing levels for our products and product candidates could be adversely affected and could harm our sales, cause us to fail to satisfy contractual commitments, lead to the termination of one or more of our contracts or lead to delays in our clinical trials, any of which could be costly to us and otherwise have a material adverse effect on our business, financial condition and results of operations. We have however taken steps to mitigate the risk in particular in the supply of Lu-177 radioisotope, by acquiring the IDB Group in Holland, one of the leading producers of this product, at the beginning of January 2016.

Our business, and in particular the production of PET products and product candidates, requires substantial capital, including potential investments in large capital projects, to operate and grow.

Manufacturing and developing PET products, such as Gluscan, SPECT products and our product candidates, such as Lutathera, is capital-intensive and requires significant investments in manufacturing and distribution infrastructure, R&D and facility maintenance. In order to obtain EMA, FDA and other regulatory approval for product candidates and new indications for existing products, we may be required to enhance the facilities in which, and processes by which, we manufacture existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions and conduct clinical trials. Any enhancements to our production facilities necessary to obtain EMA or FDA approval for product candidates or new indications for existing products could require large capital projects. In addition, if we acquire or build new facilities to manufacture any of our products or product candidates, we would need to obtain regulatory approval for the construction and operation of, and for such manufacturing at any new facility before we could begin marketing such product. We may also undertake capital projects in order to facilitate compliance with cGMP or expand capacity. Capital projects of these types involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot program may cost more or not perform as well, or at all, in full-scale operations. Projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will comply with cGMP, and we may need to spend additional amounts to achieve compliance.

Additionally, by the time these capital projects are completed, market conditions may differ significantly from our assumptions regarding competitors, customer demand, alternative therapies, reimbursement and public policy, and, as a result, capital returns may not be realized. At the same time, failure to invest in large capital projects may harm our competitive position and financial condition. In addition, to fund large capital projects, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations or issue equity on favorable economic terms, if at all. A failure to fund these activities, or a failure to realize capital returns in them, may harm our growth strategy, competitive position and quality compliance, and could have a material adverse effect on our business, financial condition and results of operations.

Research and Product Development Risks

We depend in part on the success of Lutathera and our other product candidates. Certain of our product candidates are still in clinical and preclinical development. Clinical trials of our product candidates may not be successful. If we are unable to commercialize Lutathera and our other product candidates, or experience significant delays in doing so, our business, financial condition and results of operations could be materially adversely affected.

We have invested a significant portion of our efforts and financial resources into the development of Lutathera and our other product candidates. While we have already begun generating sales from Lutathera in certain countries in Europe on a compassionate use and named patient basis, our ability to continue to generate sales from Lutathera and other product candidates will depend heavily on the successful development and eventual commercialization of Lutathera and our other product candidates. The success of Lutathera and our product candidates will depend on several factors, including the following:

•	successful efforts in completing clinical trials of, receipt of regulatory approval for and commercialization of such product candidates;

•	for the product candidates to which we retain rights under relevant agreements, completion of preclinical studies and clinical trials of, receipt of marketing approvals for, establishment of commercial manufacturing capabilities for and successful commercialization of such product candidates; and

•	acceptance of our product candidates by patients, the medical community and third-party payers, effectively competing with other therapies, a continued acceptable safety profile following approval, and qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

If we or the parties with whom we partner do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Lutathera and our other product candidates, which could materially adversely affect our business, financial condition and results of operations.

Because we are developing product candidates for the treatment of diseases in which there is limited clinical experience and, in some cases, using new methodologies, there is more risk that the outcome of our clinical trials will not be favorable or may not lead to approval of our product candidates.

There are currently few approved radiopharmaceutical therapeutic products. In addition, there has been limited historical clinical trial experience generally for the development of radiopharmaceutical therapeutics. As a result, the design and conduct of clinical trials for these drugs are uncertain and subject to increased risk.

We may experience setbacks with our current or future clinical trials for our product candidates. We may not achieve the pre-specified endpoints with statistical significance in the trials of our product candidates, which would decrease the chance of obtaining, or could prevent, marketing approval for such product candidates, or the FDA may not determine that a given product candidate’s clinical and other benefits outweigh its safety risks. We could also face similar challenges in designing clinical trials and obtaining regulatory approval for future product candidates, which could have a material adverse effect upon our business, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, in particular those for Lutathera, are prolonged or delayed, we or any industry partners involved in the conduct of such trials may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we and/or our industry partners for such candidate typically must demonstrate through extensive preclinical and clinical trials that our product candidates are safe and effective in humans. The process for obtaining relevant governmental approvals to market our products is rigorous, time-consuming and costly. It is also impossible to predict the extent to which this process may be affected by legislative and regulatory developments. Due to these and other factors, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential sales that we might earn from these product candidates due to the lost time before potential commercialization and potential changes in the competitive landscape by the time such product candidates are commercialized, if they are commercialized at all. We may also suffer reputational harm from such delays or failures that could affect our business more broadly.

Clinical trials must be conducted in accordance with EMA, FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced under cGMP and other requirements. We depend on our industry partners, including medical institutions and in particular Clinical Research Organizations, or CROs, to conduct clinical trials in compliance with Good Clinical Practice, or GCP, and in compliance with other applicable regulatory and technical requirements. To the extent they fail to do so, we may be affected by increased costs, program delays or both, which may harm our business. We have been affected in the past, and may be affected in the future, by technical issues on the part of industry partners in conducting clinical trials, including documentation failures that have resulted in, and may in the future result in, significant delays in product commercialization. We have also been affected in the past, and may be affected in the future, by difficulties in conducting our own trials that may require us to revise our protocol for such trials, revise patient enrollment targets and make other changes that have the effect of delaying completion of such trials and in turn the commercialization of our product candidates that depends upon such trials.

We have recently completed a Phase 3 clinical trial required for the approval of our lead product candidate, Lutathera. The trial concluded recruitment in February 2015, and we finalized the trial’s database (confirming that all data contained therein is final) on September 14, 2015 after verifying and ensuring incorporation of all trial data, and after confirming the occurrence of the predefined number of progression events required to conclude the trial to enable conclusive statistical analysis. We have submitted a New Drug Application (NDA) to the FDA, and a MAA to the EMA, for our Somakit products, our companion diagnostic product candidates to Lutathera, without conducting our own clinical trials. Our regulatory applications may be based on data published by third parties and, in the case of the MAA, our study in the United Kingdom, which is intended to supplement existing published data on product candidates similar to our Somakit products with further information, neither of which may be as reliable as data generated from our own clinical studies. In certain cases, obtaining marketing authorization following our trials for specific product candidates, or in the case of our Somakit products, based on existing study data for similar products, depends on satisfactory documentation that is largely controlled by third parties with whom we partner for such product candidates’ European and/or U.S. commercialization or by third parties with whom we have little or no direct involvement and whose documentation we have not independently verified. It is possible that upon review of these applications the FDA and EMA may nevertheless require us to conduct clinical trials for our Somakit products, thereby delaying their development. Certain of our other product candidates are in Phase 1/2 trials.

In addition, the commencement and completion of clinical trials for other product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	negative or inconclusive results, which may require us to conduct additional preclinical studies or clinical trials or to abandon projects that we expected to be promising;

•	safety or tolerability concerns that could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

•	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	delays or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	delays resulting from the need to obtain regulatory approval of changes to existing trial protocols;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects, including as a result of small eligible patient populations;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	our third-party research contractors failing to comply with regulatory requirements or to meet their contractual obligations to us in a timely manner, or at all;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;

•	the quality or stability of a product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of a product candidate to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in predicting accurately costs associated with clinical trials.

Even if we obtain regulatory approval, our product candidates may be approved for fewer or more limited indications than we request, such approval may be contingent on the performance of costly post-marketing clinical trials, or we may not be allowed to include the labeling claims necessary or desirable for the successful commercialization. In addition, if a product candidate produces unexpected side effects or safety issues, the EMA or the FDA may require the implementation of restrictive measures, or a comparable foreign regulatory authority may require the establishment of a similar strategy, that may, for instance, limit the distribution of such product candidate and impose burdensome implementation requirements on us.

We anticipate that our expenses will increase substantially as compared to prior periods in connection with the completion of our Phase 3 clinical program for our lead product candidate, Lutathera, seeking approval for Lutathera from the FDA and EMA and building a commercialization infrastructure to support Lutathera’s anticipated launch.

As a result of our continued investment in Lutathera, our expenses will increase substantially due to costs we will incur in connection with analyzing the Phase 3 trial data, expanding the results of the Phase 1 and 2 study with the most recent database update, seeking EMA marketing authorization and FDA approval for Lutathera for treatment of progressive midgut NETs in the European Union and the United States, respectively, and as a result of increased headcount, including management personnel, to support our clinical, manufacturing and sales activities. These costs will be in addition to those associated with our expanded infrastructure, increased legal, compliance, accounting and investor and public relations expenses associated with being a public company and increased insurance premiums, among other factors. We are party to agreements, including an acquisition agreement with BioSynthema, that impose royalty, milestone and earn-out payment obligations on us, in connection with our achievement of specific clinical, regulatory and commercial milestones with respect to Lutathera. We are also party to a related license agreement with Mallinckrodt, Inc., or Mallinckrodt, that requires us to pay a royalty payment to Mallinckrodt at percentage in the low teens of our net sales of Lutathera for each quarter until the first quarter of 2020, a letter of agreement with Erasmus Medical Center, or Erasmus, that requires us to pay Erasmus a low single-digit percentage royalty on net sales of Lutathera, which is capped based on the number of clinical trials required by the FDA, with a current maximum of  €2.0 million (US$2.2 million), and a license and royalty agreement for rights relating to a somatostatin analogue that requires us to pay a low single-digit percentage royalty on net sales of Lutathera. See “Item 4. Information on the Company—B. Business Overview—Other Contracts” for more information.

Positive or timely results from preclinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the EMA, the FDA or other regulatory authorities.

Our product candidates that show positive preclinical, Phase 1, Phase 2 or Phase 1/2 (if the trials are combined) results may not show sufficient safety or efficacy to obtain regulatory approvals and therefore fail in later-stage clinical trials. The EMA, the FDA and other regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be granted for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA or any other regulatory authority.

The data obtained from Phase 1/2 trials we have completed may not be convincing and are not as reliable as late-stage clinical trials that are generally larger and conducted with more statistical rigor. For example, the Phase 1/2 trial for Lutathera was not controlled. As a result, the data obtained from the trial are not directly comparable to data from other products or other studies. In addition, because the trial was investigator-initiated, the trial did not have the proper controls or the proper level of homogeneity. The historical data to which we compare our Phase 1/2 results vary in quality and are considered less reliable than other forms of data. These same concerns over reliability and comparability of data may arise in future clinical trials.

In addition, it is possible that the FDA may not consider the results of a single Phase 3 clinical trial of Lutathera to be sufficient for the approval of Lutathera. In general, two adequately designed, powered and well-controlled trials are required to demonstrate effectiveness sufficient for approval of a new drug. For example, the usual threshold level for statistical significance, consisting of a p-value of less than .05, or p<.05, may not be sufficient for approval based on a single study, and a more robust showing of statistical significance may be required. Even with favorable results in the Phase 3 trial of Lutathera, the FDA may nonetheless require that we conduct additional clinical trials, possibly using a different design. If we are required to conduct an additional Phase 3 trial for Lutathera, we would incur significant additional clinical trial expenses. In addition, we could be delayed in obtaining regulatory approval for Lutathera and may not be able to quantify the delay, which would impact our commercialization strategy for Lutathera.

It is also possible that our product candidates will not complete clinical trials in the markets in which we intend to sell those product candidates. If this were to happen, we would not receive the regulatory approvals needed and neither we nor our industry partners would be able to market our product candidates in such markets. Significant clinical trial delays could also allow our competitors to bring products to market before we do, shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates, any of which may harm our business, financial condition and results of operations.

Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Failure to obtain EMA marketing authorization, FDA approval, or other necessary regulatory approvals, as applicable, for our product candidates would result in our being unable to market and sell such product candidates on a commercial basis, which would materially adversely affect our business, financial condition and results of operations.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates, we may need to abandon our development of such product candidates.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially show promise in early-stage or clinical testing are later found to cause side effects that prevent or limit further development of the compound.

In a safety analysis performed in 615 patients in the Phase 1/2 trial for Lutathera, which we refer to as the Erasmus Study, the most common side effects observed, occurring within 24 hours of administration of the Lutathera injection, were transitory alopecia (38% of administrations), nausea (28% of administrations), vomiting (15% of administrations) and abdominal discomfort or pain (16% of administrations). The primary form of toxicity to patients treated with Lutathera was hematological, with 13% of the Erasmus Study patients experiencing one or more serious adverse effects, or SAEs.

The Erasmus Phase 1/2 trial continued after the first independent assessment conducted in 2011, and AAA resumed the data collection in 2015 with the objective of including an updated Clinical Study Report in the NDA submission. The second analysis includes follow-up data of the original 615 patients and an additional 599 patients who were enrolled in the study between March 2007 and December 2012. The safety analysis (SAF) dataset consisted of 1,214 patients; 629 (51.8%) experienced an adverse event, and 193 (15.9%) experienced a serious adverse event (SAE) at least possibly related to the study medication. Those with the highest frequencies were pancytopenia (8.0%), anemia (4.4%), diarrhea (4.7%); death (4.5%); abdominal pain (5.8%), vomiting (3.8%), nausea (3.2%) and thrombocytopenia (3.0%). See “Item 4. Information on the Company—B. Business Overview—Our Product Candidates in Clinical Development—Lead Therapeutic Candidate—Lutathera.” There may also be potential long-term toxicity to certain patients’ bone marrow associated with treatment using Lutathera, with evidence of such toxicity observed in between 1% and 3% of the patients in our Phase 1/2 trial. An accurate assessment of this potential side effect has not yet been completed.

We believe that the safety profile of Lutathera in our pivotal Phase 3 trial is consistent with the safety information generated from the Erasmus Study, as the nature of, and percentage of patients experiencing, adverse events in the two trials were similar. The primary form of toxicity to patients treated with Lutathera in the Phase 3 trial was hematological, with 9% of the patients in the Lutathera arm of the trial experiencing one or more SAEs. See “Item 4. Information on the Company—B. Business Overview—Our Product Candidates in Clinical Development—Lead Therapeutic Candidate—Lutathera—Phase 3 Trial—Initial Safety Analysis.” However, a full safety analysis has yet to be completed and, depending on the results of the complete safety analysis, SAEs or side effects may be observed that could be raised by the EMA, the FDA and other regulatory authorities and could be an impediment to receipt of EMA marketing authorization or FDA approval, or physician or patient acceptance of Lutathera or our other product candidates because of concerns related to safety. As expected, the full safety analysis report of the NETTER-1 Phase 3 trial was available in the first quarter of 2016 and the clinical study report was finalized in April 2016. In the overall safety population (221 patients), 129 patients (58.4%) experienced treatment emergent adverse events related to treatment (ADR), 95 (86%) in the Lutathera arm and 34 (31%) and in the Octreotide LAR arm. There were 683 ADR episodes, 611 for patients in the Lutathera arm and 72 for patients in the Octreotide LAR arm. The most frequent ADR episodes in the Lutathera are were “nausea” and “vomiting” (125 “nausea” episodes in the Lutathera arm vs 4 in the Octreotide LAR arm and 98 “vomiting” episodes in the Lutathera arm vs 1 in the Octreotide LAR arm); in the Lutathera arm, the majority (about 75%) of these “nausea” and “vomiting” episodes were considered related to the amino acid co-infusion by the Investigators. Safety data are not available from the compassionate use and named patient programs in which Lutathera has been used. Our inability to timely market or sell Lutathera because of safety concerns or regulatory impediments could have a material adverse effect upon our business, financial condition and results of operations.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of radiopharmaceutical products. The current and future use of our existing products and our product candidates by us and our industry partners in clinical trials, and the sale of current products and any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product or product candidate, healthcare providers, pharmaceutical companies, our industry partners or others selling such products. Insurance against such claims is more expensive, in the case of our radioactive products, due to the increased potential for harm and the increased price of raw materials, relative to non-radioactive products. We maintain insurance policies on a country-by-country basis and typically insure ourselves against the following risks, among others:

•	risks related to construction of production sites;

•	risks related to the manufacture, distribution and use of our products and product candidates;

•	director and officer liability risks;

•	property damage risks; and

•	risks related to clinical trials.

We maintain liability insurance covering up to approximately €79 million (US$85.8 million) in aggregate claims across the principal jurisdictions in which we operate, with varying amounts of coverage in specific jurisdictions depending on the extent of our operations in those jurisdictions and local law. A global liability insurance program has been implemented as of January 2015 with aggregate coverage as follows:

•	in France, Portugal, Italy, Spain, Poland, Switzerland and the United States, an aggregate of approximately €25 million (US$27.1 million) as part of a global master liability program;

•	in the United Kingdom, an aggregate of approximately €30.0 million (US$32.6 million); and

•	in Germany, an aggregate of approximately €10.0 million (US$10.9 million).

In addition to such global public and product liability insurance coverage, we maintain separate insurance coverage for our clinical trials covering our products and services. We believe our insurance coverage and related policy limits are customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks. However any claims against us, regardless of their merit, could be difficult and costly to defend and could result in:

•	decreased demand for any product candidates or products that we may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of sales;

•	diversion of management and scientific resources from our business operations;

•	the inability to commercialize any products that we may develop; and

•	an increase in product liability insurance premiums or an inability to maintain product liability insurance coverage.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product candidate, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

Although we maintain limited product liability insurance for our products and product candidates, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage for the sale of commercial products to include additional product candidates, if any, for which we obtain EMA marketing authorization or FDA approval. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Any of the events described above could have a material adverse effect on our business, financial condition and results of operations.

Regulatory and Compliance Risks

Failure to obtain or maintain regulatory approval in international jurisdictions could prevent us from marketing our products abroad and could limit the growth of our business.

We currently sell or intend to sell our products and product candidates in the European Union, the United States and around the world. To market our products elsewhere in Europe and other foreign jurisdictions, we may need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval by the EMA and/or FDA does not ensure approval by foreign regulatory authorities. The approval procedures in foreign jurisdictions can vary widely and can involve additional clinical trials and data review. We and our industry partners may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and therefore we may be unable to commercialize our products in these countries and new markets, which may adversely impact our business, financial condition and results of operations.

Even if our product candidates obtain regulatory approval, they will be subject to continual regulatory review.

If EMA marketing authorization or FDA approval is obtained for any of our product candidates, the approved product will remain subject to continual review and therefore its approval could be subsequently withdrawn or restricted. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, requirements pertaining to advertising and promotion of our products, requirements to manufacture our products in accordance with cGMP and other post-marketing obligations.

If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•	require us to enter into a consent decree, which can include the imposition of various fines, reimbursements for inspection costs and penalties for noncompliance, and require due dates for specific actions;

•	seek an injunction, impose civil penalties or monetary fines or pursue criminal prosecution;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

If any of these events occurs, our ability to sell such products may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

Regulatory approval for our products is limited by the EMA, the FDA and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

Any regulatory approval of our products is limited to those specific indications for which our products have been deemed safe and effective by the EMA, the FDA or similar authorities in other jurisdictions and therefore approved. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we distribute a therapy, PET or SPECT product or product candidate, we rely on physicians to prescribe and administer it for the indications described and as directed in the product’s labeling. However, in certain cases physicians may prescribe a product for unapproved, or “off-label” uses, or in a manner that is inconsistent with the product’s labeling, including its prescription information. To the extent such off-label uses and departures from the approved labeling become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products or product candidates in the marketplace may suffer.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s or product candidates’ labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products or product candidates is limited to those indications that are specifically approved by the EMA, the FDA or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warning or untitled letters from, or enforcement action by, these authorities. In addition, failure to follow EMA and FDA rules and guidelines relating to promotion and advertising can result in the EMA’s or FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could have a material adverse effect upon our business, financial condition and results of operations.

Our operations and the administration of certain of our products and product candidates, including Lutathera, involve the use of hazardous materials, and require us and third parties to comply with complex and stringent regulatory requirements and could expose us to significant potential liabilities.

Our operations involve the use of hazardous materials, including radioactive materials, and may produce dangerous waste products. Accordingly, we, along with the third parties that conduct clinical trials for and manufacture our products and product candidates on our behalf, are subject to numerous local and foreign laws and regulations that govern, among other things, the use, manufacture, distribution, storage, handling, exposure, disposal and recordkeeping with respect to these materials. Third parties who administer our products and product candidates, including Lutathera, which is generally administered by radiation oncologists are also subject to such laws and regulations. Compliance with current or future laws and regulations can result in significant costs and we could be subject to substantial fines and penalties and other sanctions in the event of noncompliance. Past inspections of our facilities have noted certain deviations that required corrective and preventative action, though they did not result in any restrictions on our ability to produce or deliver radioactive products, and they did not result in any fines. We must also comply with special regulations relating to radioactive materials administered by national radioactive and pharmaceutical regulatory bodies, such as the Autorité de Sureté Nucléaire (French Nuclear Safety Authority), the Agence Nationale de Sécurité du Médicament et des Produits de Santé (National Security Agency of Medicines and Health Products) and AIFA, as well as similar agencies in the jurisdictions in which we operate. Any related cost or liability might not be fully covered by insurance, could exceed our resources and could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with human health and safety and environmental laws and regulations, which could require us to incur significant costs or result in significant liabilities.

We are subject to a variety of human health and safety and environmental laws and regulations relating to, among other matters, the use, storage, treatment, discharge, transportation, handling and disposal of hazardous wastes and hazardous materials used to manufacture our products, including radioactive materials and gas, permitting and decommissioning and decontamination, or D&D, obligations. As a result of our acquisition and retrofitting of a site in Millburn, NJ and our planned modifications to our F-18 production site in Zaragoza, Spain, we may be required to obtain permits or other authorizations under such laws, rules and regulations. Authorities in the relevant jurisdictions could, among other sanctions, impose fines, suspend production, alter our manufacturing processes or stop our operations if we do not comply with these laws or regulations. Environmental laws and regulations are becoming increasingly stringent and we may have to incur significant costs to comply with such laws and regulations in the future.

The risk of contamination or injury from these hazardous and radioactive materials or wastes, including the disposal and transportation thereof, cannot be completely eliminated. In such event, we could be held liable for substantial damages or costs associated with the cleanup of, or exposure to, hazardous or radioactive materials or wastes. Our insurance policies may not fully cover any claims asserted against us in the future related to environmental contamination or required remediation. Any such costs or liability related to noncompliance or contamination would decrease our cash reserves and could harm our business or profitability.

Our use of facilities that use and produce radioactive materials subjects us to compliance with D&D requirements when we close those facilities or at the end of the useful life of our cyclotrons, exposing us to potentially significant costs. Our products and product candidates are manufactured using radioactive components, such as the radioisotopes F-18 and Lu-177. When one of such facilities or a cyclotron reaches the end of its useful life or if we need to abandon such facility for any other reason, we are obligated under the laws and regulatory rules of the various jurisdictions in which we operate to decommission and decontaminate such facility or cyclotron. We have no experience with D&D, and the costs of such D&D may be substantial. Estimating the amount and timing of such future D&D costs includes, among other factors, country-specific requirements and projections as to when a facility will retire or the useful life of a cyclotron. If we do not conduct D&D properly at any of our sites, we may suffer significant additional costs to remediate any D&D deficiencies, fines, regulatory or criminal charges or other sanction or legal action, any of which could have a material adverse effect upon our business, financial condition and results of operations. Although we have estimated our future D&D costs and recorded a liability for such costs, there can be no assurances that we will not incur material D&D costs beyond such estimates or our provisions.

The regulatory regimes to which we are subject may directly impact our management, members of whom may inadvertently become subject to enforcement actions or otherwise be distracted by regulatory actions.

We are subject to numerous and overlapping regulatory regimes in the jurisdictions in which we operate, many of which have stringent rules and regulations that may extend to our key executives and management. Our senior management has in the past had to devote time to addressing regulatory inquiries and demands, and may need to devote time and resources to inquiries, demands, investigations or regulatory actions in the future, including investigations or regulatory actions that result from inadvertent violations of certain regulations in particular jurisdictions, whether or not the member of management was directly involved or related to, or played any role in, such violations. The distraction or loss of time or resources caused by such instances may be significant and could result in a material adverse effect on our business, financial condition or results of operations.

Our international operations increase our risk of exposure to potential claims of bribery and corruption.

As a result of our international operations and commercialization efforts, we are subject to an increased risk of inadvertently conducting activities in a manner that violates the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, or other similar foreign laws which prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. In the course of establishing and expanding our commercial operations and seeking regulatory approvals in the European Union, the United States, and internationally, we will need to establish and expand business relationships with various third parties and will interact more frequently with foreign officials, including regulatory authorities and physicians employed by state-run healthcare institutions who may be deemed to be foreign officials under the FCPA or similar foreign laws. If our business practices are found to be in violation of the FCPA or similar foreign laws, we and our senior management may be subject to significant civil and criminal penalties, potential debarment from public procurement and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Intellectual Property, Licensing Dependence and Information Technology Risks

Our lead product candidate, Lutathera, will not be covered by any issued patents in the time before, during and/or after the period of its commercialization, and our competitors may be able to develop and commercialize similar or identical products, which could adversely affect our ability to successfully commercialize Lutathera.

The principal patent rights covering Lutathera that are licensed to us are expected to expire in June 2016 in Europe and various other jurisdictions. We have submitted the NDA to the FDA and the MAA to the EMA for Lutathera in April 2016. As a result, if we obtain marketing authorization for Lutathera but are not able to maintain regulatory marketing exclusivity through its orphan drug designation or other regulatory measures, we may not be able to exclude competitors from commercializing products similar or identical to ours if such competitors are able to obtain necessary marketing authorizations. The launch of a competing version of one of our products, including Lutathera if approved, would likely result in a substantial reduction in the demand for and sales attributable to such product, which could have a material adverse effect on our business, financial condition and results of operations. Due to the limited duration of our licensed patent rights covering Lutathera, we believe that you should not ascribe any material value to such patents.

Our business could be adversely affected if we are unable to gain access to relevant intellectual property rights of third parties, or if our licensing partners terminate our rights to license relevant intellectual property rights.

We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties to protect our technology. In particular, we are a party, through our wholly owned subsidiary AAA USA Inc. (formerly BioSynthema) to license agreements with Mallinckrodt and an additional party relating to rights that have been the basis of our R&D related to Lutathera. We are also party to a license agreement with IASON GmbH, or IASON, covering our use of know-how and trademarks relating to our products IASOflu, IASOdopa and IASOcholine and a license agreement with respect to Annexin V-128. See “Item 4. Information on the Company—B. Business Overview—Licensing.”

Under certain of our licenses from third parties, we have the responsibility to maintain and control the licensed intellectual property portfolio; however, to the extent our relevant counterparty is responsible for maintaining, controlling or enforcing the licensed intellectual property, we cannot ensure that the licensed rights will be adequately maintained, controlled and enforced by such counterparty. In addition, our licensed rights may expire or be suspended, terminated or otherwise lost in consequence of a breach of the agreements or due to other relevant facts and circumstances such as insolvency of the licensor. Our ability to comply with our contractual obligations may be affected by factors that we can only partially influence or control.

The continuation of a good relationship with our licensing and distribution agreement counterparties and the ability to extend the agreements that we have in place is important to our business prospects. If our counterparties were to terminate their licenses with us or successfully challenge our use of their intellectual property, or if our licenses were to expire prior to the expiration of the rights granted under such licenses, we would be prevented from continuing our use of the relevant technology in clinical trials or, if our products are approved for marketing, from using the relevant technology in products that could be sold commercially. Because of the complexity of our product candidates and the patent rights we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and our licensor. The loss of rights under any such license could preclude us from further developing, manufacturing, commercializing and marketing our products, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on patents and other intellectual property rights to protect our products, product candidates and technologies, the maintenance, enforcement and defense of which may be challenging and costly. Failure to enforce or defend these rights adequately could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our products and product candidates, including the methods used to manufacture those products and the methods for treating patients using those products, as well as in-licensing such rights. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our products or product candidates in the relevant jurisdiction. Even if our owned and in-licensed patent applications do successfully issue, third parties may challenge their validity, scope, enforceability or ownership, which may result in such patents, or our rights to such patents, being narrowed or invalidated. Furthermore, even if our owned and in-licensed patents and patent applications are unchallenged, they may not adequately protect our intellectual property or prevent others from designing around our claims. For instance, others may be able to make and commercialize compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed. Others may also independently develop similar or alternative products or duplicate any of our technologies without infringing our intellectual property rights. Failure to protect or to obtain, maintain or extend adequate patent protection and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates.

To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope, validity, enforceability or ownership of patents or other intellectual property rights of third parties. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or product candidates or certain aspects of our technology. Such a loss of patent protection could have a material adverse impact on our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts or otherwise affect our business.

There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination, and inter partes review proceedings. Third parties have previously initiated, and may in the future initiate, such proceedings challenging our owned and in-licensed patents. Numerous European and U.S. issued patents and pending patent applications owned by third parties exist in the fields in which we and our collaborators are developing product candidates. As we gain greater visibility and market exposure as a public company, the risk increases that our products, product candidates and other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. We are aware of a U.S. patent owned by a third party that contains claims that could be found to cover our Somakit products. The owner of this patent may allege that our Somakit products infringe its patent rights, including by bringing a patent infringement lawsuit against us, which if successful could materially affect any commercialization of our Somakit products contemplated by us in the United States, if our Somakit products are approved. There may be other third-party patents or patent applications with claims that may relate to materials, formulations, methods of manufacture or methods of treatment related to the composition, use or manufacture of our products or product candidates. Because patent applications can take many years to issue, patent applications covering our products or product candidates could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products, product candidates or their use. The expiration dates of issued patents can be difficult to determine accurately and may be subject to extensions, which could expose us to the risk of unanticipated patent claims by third parties and delays in the development, manufacture, commercialization or marketing of our products and product candidates. The granting of orphan drug designation in respect of Lutathera, Somakit or any of our other product candidates does not guarantee our freedom to operate and is separate from our risk of possible infringement of third parties’ intellectual property rights.

If a third party were to assert a patent against us, we would potentially be required to challenge the validity of the patent or otherwise seek to license any rights to the patent necessary for the commercialization of our applicable product or product candidate in the relevant jurisdiction. There is no assurance that a court would find the asserted claims to be invalid or that we would be able to obtain a license to any necessary rights on reasonable terms, or at all. If any third-party patents are successfully asserted against us such that they are found to be valid and enforceable and infringed by our products or product candidates, we may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, developing, manufacturing, commercializing or marketing our products or product candidates. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, such results could have a substantial adverse effect on the price of our ordinary shares and our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If we fail in any such dispute, we may be subject to significant liability for damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. In addition to any such damages, we or our licensees may be temporarily or permanently prohibited from developing and commercializing any of our products and product candidates that are held to be infringing unless we obtain a license to such patents, which may not be available on commercially reasonable terms or at all. We might, if possible, also be forced to redesign products so that we no longer infringe the third-party intellectual property rights.

We may also be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.

We generally file our first patent application (i.e., priority filing) at the European Patent Office, or EPO, or at a national patent office, such as the National Industrial Property Institute, or NIPI, in France. International applications under the Patent Cooperation Treaty, or PCT, are usually filed within twelve months of the priority filing. Based on the PCT filing, we may file national and regional patent applications in the United States, Australia, New Zealand, Japan, and Canada and all European Patent Convention, or EPC, member states by filing at the EPO and, depending on the individual case, also in any or all of, among other countries, China, India, Singapore and Israel. As yet, we have not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before they ever issue as patents. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that, depending on the country, the scope of patent protection may vary for the same product candidate and/or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the European Union and the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents or licenses to patents necessary to develop product candidates and commercialize products. Obtaining and enforcing patents in the radiopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing radiopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act has been recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, our products Gluscan, IASOflu, IASOdopa and IASOcholine are not currently covered by any issued patents or pending patent applications in any jurisdiction, and we rely in part on owned and licensed know-how to maintain our competitive advantage with respect to these products. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to agree to confidentiality provisions in employment agreements with us. Any new employee contract into which we enter contains confidentiality obligations and, for key personnel who will have access to our know-how and/or confidential information, a non-competition clause. We also typically execute confidentiality agreements with third parties before we initiate discussions relating to our know-how or proprietary information. However, trade secrets and/or confidential know-how are difficult to maintain as confidential. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time-consuming and unpredictable. Moreover, the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

We have limited control over the protection of trade secrets used by our industry partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties, and such third parties may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets, know-how and confidential information. Under certain circumstances, we may also decide to publish certain know-how to reduce the likelihood that others will obtain patent rights covering such know-how. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. Failure to obtain or maintain trade secrets and protection of know-how and other confidential information could adversely affect our competitive position.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property and other proprietary rights.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our R&D, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Reliance on Third Parties

We rely on third parties to deliver our products and these third parties may not perform.

We do not deliver our radiopharmaceutical products to hospitals and imaging centers ourselves. We depend, and we will likely depend in the future, on contracted third parties to deliver our products, which in many cases must be delivered in accordance with stringent local and international regulations applicable to the delivery of radioactive materials. Failure of these third parties to deliver our products to others in compliance with these regulations, whether inadvertent or intentional, could subject us to demands, investigations or regulatory actions in the future. Our ability to manufacture and ensure the delivery of products to customers could be limited in the event such actions were taken against us. In addition, if these third parties fail to deliver our products to our customers in a timely manner, we may suffer significant harm to our reputation and lose sales, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, a portion of our sales is obtained through third parties. As a result, we rely on the commercialization strength of these distributors and the distribution channels through which they operate. We may not be able to retain these distribution relationships indefinitely and these distributors may not adequately support the sales, marketing and distribution efforts of our products in these significant markets. If third parties do not successfully carry out their contractual duties in maximizing the commercial potential of our products, or if there is a delay or interruption in the distribution of our products, it could negatively impact our sales of such products and could have a material adverse effect on our business, financial condition and results of operations.

If we choose not to rely on such third parties for distribution of our products in the future, for instance in the United States, where we are expanding our existing presence, we will have to distribute our products ourselves and will be directly subject to the same local and international regulations described above and risks associated with non-compliance. Our failure to establish appropriate distribution networks of our own in the United States or elsewhere or our failure to do so in a cost-effective manner or in a manner that satisfies such regulations could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to provide services in connection with our preclinical and clinical development programs, in particular CROs. The inadequate performance by or loss of any of these service providers could negatively affect our product candidate development.

We rely on third parties, especially CROs, in connection with our preclinical and clinical development of certain product candidates, in particular for Lutathera. Although we do not exercise control over the day-to-day activities of our CROs, we are responsible for ensuring that our studies are conducted in accordance with applicable regulations and guidelines. Additionally, if these CROs or other third parties who help facilitate the development of our product candidates were to perform inadequately in their provision of services or conduct of preclinical or clinical activities, or if we were to lose the services of such third parties, the inadequate performance of or loss of such parties’ services could delay, undermine the reliability of, or otherwise negatively impact our preclinical or clinical trials, as well as the prospects for regulatory approval and commercialization of the relevant product candidates that depend upon the successful completion of such trials. The failure of a third party upon whom we depend to adequately provide such services may also result in exposure to liability, regulatory sanction and loss of reputation for us, any of which could have a material adverse effect upon our business, financial condition or results of operations.

Risks Related to our Business, Growth and Employees

We have experienced losses in the past and we may not become profitable in the future.

We have incurred significant accumulated losses to date, in large part due to our investment in and costs relating to our R&D activities and contingent financial liabilities relating to the acquisition of product candidates. Our financial results are significantly impacted by sales estimates of Lutathera, and in the future will be impacted by sales estimates of Annexin V-128 and related contingent consideration, licensing and royalty obligation estimates, which are accounted for in our consolidated financial statements as a liability under IFRS rules, and which may increase in the future if our estimates of future Lutathera and Annexin V-128 sales increase as well. We experienced a net loss of  €17.0 million (US$18.5 million), €10.8 million (US$11.7 million) and €12.8 million (US$13.9 million) for the years ended December 31, 2015, 2014 and 2013, respectively, and had an accumulated deficit of  €52 million (US$56.5 million) as of December 31, 2015. Depending on our level of R&D investment, the number of product candidates we undertake to develop, our sales and forecasts of our royalty obligations, we anticipate incurring continued net losses for the next three or more fiscal years. We also anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to grow our business and develop our product candidates, particularly Lutathera, while expanding geographically and complying with the requirements of being a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our sales sufficiently to offset these higher expenses. Many of our efforts to generate sales from our product candidates are unproven or have yielded limited sales, and any failure to increase our sales or generate sales from new product candidates could prevent us from attaining profitability. If we are unable to effectively manage these risks and difficulties as we encounter them, we may suffer a material adverse effect on our business, financial condition and results of operations.

We are dependent on the continued service of our senior management team, the loss or diminished performance of any member of which could have a material adverse effect on our business.

Our performance is substantially dependent on our senior management, which includes Stefano Buono, our CEO, Heinz Mäusli, our CFO, and Gérard Ber, our COO. In addition, our success depends upon the continued contributions of our senior and other members of key management, scientific and technical personnel, many of whom have substantial experience with us or have been instrumental for us and our MNM therapy and related technologies.

The loss of any member of senior management, managers in charge of overall operations in a specific country or senior scientists could delay our R&D activities. In addition, the competition for qualified personnel in the radiopharmaceutical and pharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. Some of the entities with which we compete for management personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. We cannot be sure that any member of our senior management will remain with us or that any such member will not compete with us in the future. If our recruitment, retention and motivation efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

In the past, we had identified material weaknesses in our internal control over financial reporting. If the since-implemented internal controls fail to be effective, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation for our initial public offering and the 2015 annual financial statements, we identified material weaknesses in our internal controls related to our financial reporting and consolidation, as well as in our treasury functions. The specific weaknesses in our internal controls related to financial reporting and consolidation included, among other things, a lack of formal or written policies and procedures relating to various aspects of our financial reporting and consolidation process, the lack of a Company-wide accounting manual and standard reporting package model, as well as a lack of procedures for subsequent events reporting, reconciliation between local accounts and Company reporting, provisions for risks and charges and capitalization of R&D expenditures. The specific weaknesses in our internal controls related to our treasury function included, among other things, a lack of formal or written procedures related to bank transactions and payment functions, and a failure to properly segregate duties (including access right segregation of duties in the newly implemented system) relating to these transactions and functions. We also identified a larger number of significant deficiencies in our internal controls.

We have taken and continue to take actions to remediate these issues. We have strengthened our financial control and our accounting teams at the consolidated level by hiring additional experienced professionals and we also have reinforced the finance and accounting capabilities in several of our subsidiaries during the same period. In July 2015 we hired an internal auditor who is also responsible for managing our SOX compliance project that we commenced in May 2015. This project is supported by a team of external professionals experienced in SOX compliance matters. The project which includes a very thorough review and assessment of our processes and controls also revealed that we have deficiencies in certain processes and systems which required reinforcement with additional dedicated personal.

We have also initiated a company-wide project to transfer all of our accounting to a single accounting software platform. Four AAA subsidiaries have been using this software for the closure of the 2015 financial statements, encountering difficulties and inefficiencies compared to the application of the previously used software packages. In January 2016 we have started to transfer two additional subsidiaries to this new accounting software platform. This has caused significant strain on the finance and accounting personnel in these subsidiaries and also on the personnel at headquarters and our external consultants, which are charged with rolling out and implementing this software across all units of AAA. The efficient and effective utilization of the software requires not only a significant learning effort but also a change of mentality, a new organization and a willingness to try new ways of doing things. The use of external experts of this accounting software allowed us to overcome to some extent resource constraints and technical problems. However language issues and a combination of particular local accounting standards, and specific customer and/or government requirements caused serious delays in implementing and utilizing the software in these two new subsidiaries. New software implementation, the initial public offering process and now being a publicly listed company cause a very significant workload for many of our employees who are now struggling to balance daily tasks and these added demands. The process of becoming a SOX compliant company is a complex one in our current context. Projects are interrelated at different levels and working sequentially or on one project in isolation is often not possible as there may be implications for other projects. We therefore have to apply a pragmatic approach to arrive at a balanced and workable solution. Our difficulties in implementing the accounting system cause delays in our efforts to resolve recognized deficiencies.

Beyond the before-mentioned issues we also encounter difficulties in recruiting qualified finance and accounting personnel. This means that we are forced to rely more on external consultants and are slower than planned in having the desired competences within AAA. We intend to take further steps to remediate the foregoing issues. However, if we fail to address these issues or should not manage to have effective internal controls in place, we may risk having material errors in our financial statements. This may result in the loss of investor confidence, possibly subject us to regulatory scrutiny and sanctions and reduce the company’s market value.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely impacted.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our annual report for the year ending December 31, 2016, we will be required to submit a report by management on the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Given the appreciation of the value of our share price since the initial public offering, it is possible that we lose the “emerging growth company” status in 2016. We may be classified as a large accelerated filer and as such we would be obligated to have our auditor attest to the effectiveness of our internal controls over financial reporting pursuant to section 404(b) with the filing of our 2016 annual financial statements. We did not expect to be in a situation where we might be classified a large accelerated filer already in 2016. Our SOX compliance project, which we started in 2015 and which is a multi-year effort, may therefore be late and not get us in time to the expected level in the effectiveness of internal controls. This process is time-consuming, costly and strongly links to our new software implementation. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely impacted, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We expect to hire a significant number of new employees and expand our development, regulatory and sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and sales, marketing and distribution as we work toward anticipated EMA market authorization and FDA approval for Lutathera, and as we expand our operations into the United States. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Acquisitions that we have completed and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

We have acquired, and in the future may acquire or make, strategic investments in complementary businesses, radiopharmaceutical technologies or production and other services or enter into strategic partnerships or alliances with third parties to enhance our business or to expand into commercially attractive geographic markets. If we do identify suitable candidates, we may not be able to complete transactions on terms commercially acceptable to us, if at all. These types of transactions involve numerous risks, including:

•	risks associated with reorganizing acquisition targets to bring them to our manufacturing and quality standards; clinical trial data obtained by acquisition targets related to their products or product candidates that we acquire may be problematic or insufficient, requiring us to either conduct new trials or abandon the trials or the acquired product candidate;

•	difficulties in integrating operations, technologies, accounting and personnel and achieving anticipated synergies;

•	difficulties in supporting and transitioning clients of our acquired companies or strategic partners;

•	diversion of financial and management resources from existing operations;

•	risks of entering new markets;

•	potential loss of key team members;

•	failure to quickly and effectively leverage the increased scale, if any, resulting from such transactions;

•	inability to generate sufficient sales to offset transaction costs; and

•	unknown liabilities.

Our organizational structure could make it difficult for us to efficiently integrate acquired businesses or technologies into our ongoing operations and assimilate employees of those businesses into our culture and operations. Accordingly, we might fail to realize the expected benefits or strategic objectives of any acquisition we undertake. Any such failure to integrate an acquired company or impairment of assets of any such company could have a material adverse impact on our business, financial condition and results of operations.

It is also possible that we may not identify suitable acquisition targets, strategic investments or partnerships or alliance candidates. Our inability to identify such opportunities, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of any such transaction and we may incur costs in excess of what we anticipate.

Historically, we have financed our acquisitions through a combination of cash and ordinary shares. As of December 31, 2015, we had agreed to issue, pursuant to our acquisition agreements, as contingent consideration, shares having an aggregate market price of up to €4.6 million (US$5.0 million), provided certain conditions are met, at market prices to be determined at the applicable date. We recently completed the acquisition of the IDB Group in January 2016. We financed the initial €20 million (US$21.7 million) purchase price with cash on hand and financed the net financial position (agreed to be current assets minus cash minus total liabilities) of €0.3 million (US$0.3 million), the cash position of €3.4 million (US$3.7 million) and the first earn-out of a calculated €1.7 million (US$1.8 million) with cash at hand in April 2016. The second earn-out payment of an expected €3 million (US$3.3 million) due in April 2017 is also likely to be paid with cash at hand.

Future acquisitions financed with our own cash could deplete the cash and working capital available to adequately fund our operations. We may also finance future transactions through debt financing, the issuance of our equity securities, existing cash, cash equivalents or investments or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities in addition to those listed above could be further dilutive, which could further affect the market price of our ADSs. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flows to principal and interest payments and could subject us to restrictive covenants.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:

•	comply with EMA or FDA regulations or similar regulations of comparable foreign regulatory authorities;

•	provide accurate information to the EMA or the FDA or comparable foreign regulatory authorities;

•	comply with cGMP regulations and manufacturing standards that we have established, comply with applicable healthcare fraud and abuse laws and regulations in the jurisdictions in which we operate;

•	report financial information or data accurately; or

•	disclose unauthorized activities to us.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. The precautions we take to detect and prevent this misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Our failure to maintain certain tax benefits applicable to us as a French R&D company may adversely affect our results of operations.

As a French radiopharmaceutical company, we have benefited from certain tax advantages, including, principally, the French research tax credit (crédit d’impôt recherche), or the CIR. The CIR is a French tax credit aimed at stimulating R&D. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible R&D expenditures in France and represented income of €4.2 million (US$4.6 million), €3.3 million (US$3.6 million) and €2.5 million (US$2.7 million) in fiscal years 2015, 2014 and 2013, respectively.

The French tax authorities and the French Research and Technology Agency audit us on a regular basis. We were audited for the fiscal years 2007, 2008, 2009, 2011 and 2012 and our CIR benefit determination was not challenged for those periods. Should the French tax authorities or the French Research and Technology Agency challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions, including the CIR, in respect of our R&D activities, we may be liable for additional corporate income tax and penalties and interest related thereto. Furthermore, the French Parliament may decide to eliminate, or reduce the scope or the rate of, the CIR benefit at any time. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

Dividends, if any, paid by us to ADR holders who are not U.S. residents for taxation purposes may be subject to French withholding tax at the domestic rate of 30%, regardless of whether these non-U.S.-resident holders are residents of a country that has entered into a double tax treaty with France.

Except for the double income tax treaty entered into between France and the United States on August 31, 1994, as amended from time to time, none of the double tax treaties entered into by France and other jurisdictions contain provisions with respect to holders of U.S. ADSs. As a consequence, dividends, if any, that we would pay to the ADS Depositary for the benefit of non-U.S.-resident holders of ADSs would be subject to a French withholding tax levied at the domestic rate of 30%. U.S. resident holders of ADSs that are eligible for the income tax treaty between France and the United States would be subject to French withholding tax at the reduced treaty rate.

Transfer pricing rules may adversely affect our corporate income tax expense.

Many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge the propriety of our related party arm’s-length transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and future cash flows.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

We incur portions of our expenses and have sales in currencies other than the Euro, including the UK pound, Israeli Shekel, Japanese Yen, Swiss Franc and U.S. dollar. As a result, we are exposed to foreign currency exchange risk arising from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the Euro. Therefore, for example, an increase in the value of the Euro against the U.S. dollar could be expected to have a negative impact on our sales and earnings growth as U.S. dollar sales and earnings, if any, in the future, would be translated into Euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

We could be subject to strict restrictions on the movement of cash and the exchange of foreign currencies.

In some countries, we could be subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which would limit our ability to use this cash across our global operations. This risk could increase to the extent that we continue our geographic expansion in emerging markets, which are more likely to impose these restrictions than more established markets.

International hostilities, terrorist activities, natural disasters, pandemics and infrastructure disruptions could prevent us from effectively serving our clients and thus adversely affect our results of operations.

Acts of terrorist violence, political unrest, armed regional and international hostilities and international responses to these hostilities, natural disasters, global health risks or pandemics or the threat of or perceived potential for these events could have a negative impact on us. These events could adversely affect our customers and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our alliance partners or customers. By disrupting communications and travel and increasing the difficulty of obtaining and retaining highly skilled and qualified personnel, these events could make it difficult or impossible for us to deliver our products and product candidates to our customers. Extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our customers. We might be unable to protect our people, facilities and systems against all such occurrences. We generally do not have insurance for losses and interruptions caused by terrorist attacks, conflicts and wars. If these disruptions prevent us from producing our products or product candidates and delivering them to our customers, our business, financial condition and results of operations could be adversely affected.

In the past, we have not been, and in the future, we may not be, the sole owner of subsidiaries of ours that develop product candidates or conduct other activities that are important for our product pipeline. Therefore, we may not be able to control the timing of development efforts, associated costs, or important operations of such entities that we do not solely own.

Until December 2014, we were not the sole owner of certain subsidiaries of ours, including Atreus (of which we were previously a 50.1% owner), the developer of Annexin V-128, one of our lead product candidates. We may in the future participate in similar arrangements or make similar majority acquisitions of companies that develop product candidates that we believe will be beneficial for our product portfolio, or enter into acquisitions or joint ventures relating to other assets that we anticipate will create value for us. In such cases, we may be subject to agreements that allow other shareholders, entities or certain other subsidiaries to influence certain decisions and operations within those subsidiaries in ways with which we may not agree or which may be contrary to our own business strategy. These subsidiaries may in the future provide in these agreements for supermajority votes on important matters where even our majority interest may not be sufficient to cause the subsidiary to take certain actions, or take actions within certain timeframes which may include but are not limited to the pursuit of key trials and pursuit of approvals that are important to our business. Such parties’ interests may not be aligned with our own in certain cases and they may not agree with us as to particular actions. This limited ability to exercise control over the operations of future subsidiaries or in connection with future joint ventures may have a material adverse effect on our business, financial condition and results of operations.

We are a multinational company that faces complex taxation regimes in various jurisdictions. Changes in our level of taxes, and audits, investigations and tax proceedings could have a material adverse effect on our business, results of operations and financial condition.

We are subject to income taxes in numerous jurisdictions. We calculate and provide for income taxes in each tax jurisdiction in which we operate. Tax accounting often involves complex matters and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are subject to ongoing tax audits in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgments, or may take increasingly aggressive positions with respect to the judgments we make. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax liabilities. However, our judgments might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, including the French CIR, may be unpredictable, particularly in less developed markets, and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of  “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and gains from the disposition of assets that produce passive income. Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the trading price of our ADSs, we do not believe that we were a PFIC for the year ended at December 31, 2015. However, because PFIC status depends on the composition of our income and assets and the relative fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares or ADSs, the U.S. investor may be subject to adverse tax consequences. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive foreign investment company rules.”

Our business is subject to the risks generally associated with international business operations.

We engage in business activities throughout Europe, in the United States and across the world. For the fiscal years ended December 31, 2015, 2014 and 2013, we derived portions of our sales from the following countries: France, Italy, the United Kingdom, Germany, Switzerland, Spain, Portugal, Poland, Israel, the United States and Canada, among others. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

•	changes in social, political and economic conditions;

•	transportation delays;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	import-export quotas;

•	changes in local labor conditions;

•	changes in tax and other laws and regulations;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of dividends or profits.

Some of the countries in which we operate have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our sales could be adversely affected by any of the foregoing factors.

Risks Relating to the ADSs and Our Ordinary Shares

There has been no prior market for our ordinary shares or the ADSs, the market price for the ADSs may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained, and you may not be able to resell the ADSs at or above the price you acquired.

There has been no public market for our ordinary shares or the ADSs prior to our initial public offering. An active or liquid market in the ADSs may not develop or, if it does develop, it may not be sustainable. The trading prices of the securities of pharmaceutical and biotechnology companies have been highly volatile. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	results from our clinical trials;

•	actual or anticipated fluctuations in our sales and other results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ADSs or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our ordinary shares or ADSs;

•	lawsuits threatened or filed against us; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

A significant percentage of our share ownership is concentrated in the hands of our principal shareholders and management, who will be able to exercise a significant influence on us.

Our senior management, directors, current five percent or greater shareholders and affiliated entities together beneficially own approximately 41.74% of our ordinary shares outstanding as of December 31, 2015. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our ordinary shares and the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our Company, the trading price for the ADSs would likely be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, or downgrades the ADSs, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares and the ADSs. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under French law.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting principles generally accepted in France, or French GAAP. Moreover, pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year, less any previous losses, to our legal reserve fund before dividends, should we propose to declare any, may be paid for that year, until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. In addition, payment of dividends may subject us to additional taxes under French law. See “Item 10. Additional Information—B. Articles of Association—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

We believe that our existing cash and cash equivalents, including the net initial public offering proceeds, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We may require additional capital to finance acquisitions, to complete the clinical study and seek regulatory approval for Lutathera, development of Somakit, Annexin V-128 and other therapeutic and diagnostic candidates, expansion of our commercialization network for Lutathera, construction of a production site in Millburn, NJ, and potentially other such sites in the United States to produce Lutathera, development of an increasing presence within the United States and the recruitment and training of a significant number of employees in the middle to end of 2016 to be part of our U.S. sales force.

The maintenance and improvement of our business require successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the EMA, the FDA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining EMA, FDA and other regulatory approvals of our products or processes and successfully marketing an approved product or new product with our new process. To finance these various activities, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations or issue equity on favorable economic terms. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and could have a material adverse effect on our business, financial condition and results of operations.

If adequate funds are not available on acceptable terms and on a timely basis, we may be required to delay, reduce the scope of or eliminate material parts of our business strategy, including forgoing development of existing and new product candidates. In addition, we may be unable to implement our business strategy and fund the expansion of our marketing, sales and R&D efforts, increase working capital, take advantage of acquisition or other opportunities, or adequately respond to competitive pressures, which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares.

Furthermore, if we issue additional equity securities, shareholders will experience dilution, and we could issue securities with rights that are senior to those of our ordinary shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of our future securities offerings reducing the market price of the ADSs and diluting their interest.

Future sales of our ordinary shares and the ADSs by existing shareholders or by us to raise capital could depress the market price of the ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of the ADSs in the public market after the 180-day contractual initial public offering lock-up, ending at May 8, 2016, and the other legal restrictions on resale discussed in this annual report on Form 20-F lapse, or if we indicate an intent to sell substantial amounts of our ordinary shares or ADSs to raise additional capital, the trading price of the ADSs could decline significantly and could decline below the initial public offering price.

After the lock-up agreements pertaining to our initial public offering expire, and based on the number of ordinary shares outstanding at December 31, 2015, approximately 33,886,906 additional ADSs (equivalent to 67,773,811 ordinary shares) will be eligible for sale in the public market, subject to any applicable volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to our equity incentive plans and the shares reserved for future issuance under such plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Our Free Share Plans generally provide for a two-year vesting period for awards granted under the plans and an additional two-year holding period after vesting before free shares can be sold, except for certain beneficiaries who are non-French tax residents. When restrictions, if any, are lifted, ordinary shares issued under these plans may become eligible for sale in the public market.

We intend to file one or more registration statements on Form S-8 with the SEC registering a number of ADSs for future issuance under our current and future equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the ordinary shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see “Item 10. Additional Information—B. Articles of Association—Limitations Affecting Shareholders of a French Company”;

•	a merger (i.e., in a French law context, a share for share exchange following which our Company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our Company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our Company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman (including upon request by a managing director to convene the board for a specific matter) or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by any other way, such as videoconference or teleconference, enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•	pursuant to French law, the sections of our by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for, among other things, the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us; (2) a statement as to the manner in which instructions may be given by the holders and (3) a statement that the holders as of the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the underlying shares of the ADSs.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in ordinary shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. There is currently no market for our underlying ordinary shares.

As a FPI, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company; our ordinary shares are not listed, and we do not currently intend to list our ordinary shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. We are also exempt from Regulation FD, which regulates selective disclosures of material information by issuers. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC on Form 6-K, we are not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed, and we do not currently intend to list our ordinary shares, on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. In addition, we are not required to publish quarterly or semiannual financial statements in France. Accordingly, there will be less publicly available information concerning our Company than there would be if we were a U.S. public company.

As a FPI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a FPI listed on the Nasdaq Global Select Market, we are subject to corporate governance listing standards. However, rules permit a FPI like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to comply with the corporate governance listing standards of Nasdaq relating to a majority independent board to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our FPI status in the future, which could result in significant additional cost and expense.

While we currently qualify as a FPI, the determination of FPI status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

In the future, we would lose our FPI status if we fail to meet the requirements necessary to maintain our FPI status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents or more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our FPI status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a FPI. If we are not a FPI, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a FPI. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to FPIs such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our Company and directors and senior management and the experts named in this annual report on Form 20-F.

Most of our directors and certain members of senior management, those of certain of our subsidiaries and the experts named in this annual report on Form 20-F are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim.

Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See “Enforcement of Judgments.”

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our Company, which also includes the interests of our shareholders, our employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Practices” and “Item 10. Additional Information—B. Articles of Association.”

Transformation into a public company will increase our costs and disrupt the regular operations of our business.

Our initial public offering had a significant and transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ADSs. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased director and officer liability insurance, investor relations expenses and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make certain management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit independent board members.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from sales-producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find the ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five fiscal years following the date of our initial public offering. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment, or may issue a report that is qualified, if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to increase sales, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price and the price of the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Advanced Accelerator Applications S.A. We were incorporated as a société anonyme, or S.A., under the laws of the French Republic on March 29, 2002. We are registered on the Registry of Commerce and Companies of Bourg-en-Bresse under the number 441 417 110. Our principal executive offices are located at 20 Rue Diesel 01630 Saint Genis Pouilly, France, and our telephone number is +33 (0) 4 50 99 30 70.

Our website is www.adacap.com. The information contained on our website is not a part of this annual report on Form 20-F.

We were founded in 2002 by Mr. Buono, our CEO and a physicist who had previously worked at CERN with Nobel Physics Prize winner Carlo Rubbia, Paolo Pomé, a private equity firm partner, Gérard Ber, our COO and a pharmacist with 18 years’ experience in pharmaceutical and MNM sales and marketing, and Enrico de Maria, an engineer and the current CEO of our Italian subsidiary. In 2003 we constructed our first radiopharmaceutical laboratory in Saint-Genis-Pouilly, Rhône-Alpes, France, the first of six laboratories that we constructed between 2003 and 2009. In December 2004 we obtained our first marketing authorization from Swiss authorities to commercialize Gluscan in Switzerland. We began production of Gluscan at our Saint-Genis-Pouilly site and have since added production sites in France and Italy.

In December 2008, we acquired Gipharma, an Italian pharmaceutical contract manufacturer for small-volume injectable and freeze-dried solutions, specializing in SPECT radiopharmaceuticals. In 2010 we made an initial equity investment in Atreus Pharmaceuticals Corporation, a development-stage biopharmaceutical company headquartered in Ottawa, Canada, to help progress its leading compound Annexin V-128 into a Phase 1/2 trial for early diagnosis of rheumatoid arthritis. In 2010, we also acquired BioSynthema, which specialized in MNM discovery, and with it Lutathera, our lead therapeutic product candidate, which we have advanced through a pivotal Phase 3 trial for the treatment of progressive midgut NETs that has produced positive initial results.

Over the last several years, we have expanded our European MNM manufacturing network, entering new markets and strengthening our position in existing territories. Highlights of our expansion include:

•	in January 2016, acquiring 100% of the shares of the IDB Group, or IDB. IDB is a leading manufacturer of Lu-177. IDB produces, markets and sells Lu-177 under the brand name LuMark®, which it has established as the leading brand of Lu-177 worldwide. LuMark® is the only Lu-177 product to have received European marketing authorization. We believe that, in line with our vertical integration strategy, acquiring IDB will enable AAA to obtain a reliable supply of Lu-177 for production of Lutathera and certain of our future potential product candidates.

•	in July 2015, acquiring a production site in Millburn, NJ that we are currently retrofitting to develop manufacturing capacity to support our commercialization of Lutathera in the United States. We expect to complete construction at the facility in the second quarter of 2016, and intend to start manufacturing operations there in the first quarter of 2017 after receiving all necessary authorizations and licenses;

•	in May and June 2015, successfully completing private placements through which we raised a total of €23.1 million (US$25.1 million), providing additional financing for clinical development of our portfolio of MNM diagnostic and therapeutic products;

•	in December 2014, acquiring the remaining 49.9% of Atreus to become its sole owner. The complete ownership of Atreus facilitates our R&D efforts for Annexin V-128 and, if we are successful in obtaining market authorization, we believe it will allow us to better exploit the commercial potential of Annexin V-128;

•	in December 2014, acquiring the remaining 49.9% of AAA Germany GmbH (formerly Umbra), a German radiopharmaceutical company, to become its sole owner. We had initially acquired a 50.1% stake in Umbra, giving us our first direct presence in Germany, in February 2012. We paid €1.2 million (US$1.3 million) in cash for the purchase price for the remaining share ownership;

•	in the third quarter of 2014, entering into an agreement with GE Healthcare to acquire its Italian FDG PET imaging agent business, GE Healthcare S.r.L., for €0.7 million (US$0.8 million) in cash over the next two years and €0.6 million (US$0.7 million) in estimated royalty payments to be made between September 2015 and September 2017. The acquisition reinforces our position as one of the leading companies in the PET market in Italy;

•	in the second quarter of 2014, expanding into the United States and establishing an office in New York as part of our early efforts to build a commercialization platform for Lutathera in the United States;

•	in February 2014, successfully completing a capital increase of €41.1 million (US$46.0 million), allowing us to accelerate our international expansion, including an increased presence in the United States, and helping us to finance the clinical development of our portfolio of MNM diagnostic and therapeutic products;

•	in February 2014, acquiring 100% of IEL, a privately held UK distributor of nuclear medicine products and technologies. The acquisition gives us our first direct presence in the United Kingdom and Ireland, expanding our existing services and expertise in nuclear medicine and providing us with an established manufacturing and commercialization platform. IEL generated sales of approximately €10.3 million (US$11.5 million) for the year ended December 31, 2013, an increase of 51% over the previous year; and

•	entering the Polish market in January 2013 following a long-term collaboration agreement with the University of Warsaw. We are managing the University’s Radiopharmaceutical Production and Research Centre and began manufacturing Gluscan for hospitals in Poland in October 2014.

B.	Business Overview

We are an innovative radiopharmaceutical company that develops, produces and commercializes MNM products. MNM is a medical specialty that uses trace amounts of radioactive compounds to treat diseases such as cancer and create functional images of organs and lesions. Our lead therapeutic product candidate, Lutathera, is a novel MNM compound that we are currently developing for the treatment of NETs, a significant unmet medical need. Lutathera is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and FDA. Lutathera was also granted Fast-Track designation by the FDA in April 2015 for the treatment of inoperable progressive midgut NETs. The FDA provides Fast-Track designation to product candidates that treat serious conditions and fill an unmet medical need in order to facilitate their development and expedite their review. In a pivotal Phase 3 trial for the treatment of inoperable progressive midgut NETs, Lutathera combined with Octreotide LAR has produced favorable initial results compared to the current standard of care, treatment with Octreotide LAR alone. Lutathera is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries, and we estimate that Lutathera has been used in over 3,000 patients to date. We have also built a leadership position in nuclear medicine diagnostics in Europe by manufacturing and commercializing our broad portfolio of six diagnostic products for a number of clinical indications, and by selectively acquiring and integrating complementary businesses and assets. We leverage our leadership position, industry experience, and know-how to pursue targeted development strategies to enable promising pathways to product approval. Our total sales have grown from €69.9 million (US$75.9 million) for the year ended December 31, 2014 to €88.6 million (US$96.2 million) for the year ended December 31, 2015.

We are advancing the MNT branch of our MNM business, with our novel lead therapeutic candidate, Lutathera, a Lu-177-labeled somatostatin analogue peptide having undergone a pivotal Phase 3 trial for patients with inoperable progressive midgut NETs. NETs are a heterogeneous group of tumors originating in the neuroendocrine cells of the body, and approximately two thirds of NETs arise in the gastro-entero-pancreatic tract. Somatostatin is an important regulator of the endocrine system and somatostatin analogues have been approved for symptomatic treatment of NETs since 1987. There are currently no approved radiopharmaceutical treatments for most NETs, representing a significant unmet medical need in an orphan indication for which we believe Lutathera shows significant promise. The Phase 3 trial concluded recruitment in February 2015, and we have finalized the trial’s database (confirming that all data contained therein is final) after verifying and ensuring incorporation of all trial data, and after confirming the occurrence of the predefined number of progression events required to conclude the trial to enable conclusive statistical analysis. Upon finalizing the trial database we completed an analysis of the trial’s primary endpoint of PFS. We presented the results of our analysis in an Oral Presentation at the Presidential Session on September 27, 2015 at the ESMO conference. This presentation related to the efficacy results for the primary endpoint of PFS and two secondary endpoints of objective response rate and overall survival. Updated information was also presented at the North American Neuroendocrine Tumor Society (NANETS) conference in October 2015, the Gastrointestinal Cancers Symposium of ASCO (American Society for Clinical Oncology) conference in January 2016 and the European Neuroendocrine Tumor Society (ENETS) conference in March 2016. As expected, the complete safety and efficacy analysis for the trial was available in the first quarter of 2016, and the clinical study report has been finalized in April 2016.

The Phase 3 trial is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of Lutathera combined with Octreotide LAR 30 mg compared to Octreotide LAR 60 mg alone. Lutathera demonstrated a significant improvement in the primary endpoint, assessing PFS. There were 23 confirmed progression event deaths in the Lutathera arm and 68 confirmed progression event deaths in the Octreotide LAR 60 mg arm. The median PFS for the Octreotide LAR 60 mg arm was 8.4 months while the median PFS for the Lutathera arm had not yet been reached by the time of the analysis, meaning that more than 50% of the patients in the Lutathera arm had survived without any progression event at that time. For a more detailed description of the results of the Phase 3 trial, see “— Our Product Candidates in Clinical Development—Lead Therapeutic Candidate—Lutathera—Phase 3 Trial.” We have submitted the NDA to the FDA and the MAA to the EMA for Lutathera in April 2016. In addition, on the basis, in part, of positive initial safety and efficacy results in earlier trials for both midgut NETs and NETs in general, physicians treating NET patients have sought and have received authorization to use Lutathera on a compassionate use and named patient basis in ten European countries.

We have formulated Lutathera with a three-day shelf life, which we believe will enable us to efficiently produce and distribute it in the European Union through our European manufacturing and commercialization infrastructure. To further support our production of Lutathera and future product candidates, we acquired the IDB Group in January 2016, providing us with what we believe to be a reliable production source of Lu-177. In the United States, we have begun construction of a production facility for Lutathera in New Jersey that will provide the U.S. supply of Lutathera. If approved, we intend to commercialize Lutathera in the United States with a targeted oncology-focused sales force, which we are currently establishing. Additionally, in June 2015 we entered into an exclusive distribution and license agreement for Lutathera in Japan with FRI, a leading in-country distributor of nuclear medicine and diagnostic imaging products. Our agreement calls for FRI to finance and conduct its own bridging study, and then to submit its findings to the applicable regulatory authorities in Japan for approval. We intend to support this process by manufacturing Lutathera for FRI’s study and providing supplementary data from our previous clinical trials.

We are also a strong European player in MNM diagnostics with a portfolio of six diagnostic PET and SPECT products. PET and SPECT are imaging techniques in MND with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. Our leading diagnostic product is Gluscan, our branded FDG PET imaging agent. Gluscan assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. We are building on our diagnostics foundation by developing additional MND product candidates to further strengthen our existing portfolio. We have submitted a MAA to the EMA for Somakit-TOC and have submitted a NDA to the FDA for Somakit-TATE, which are Lutathera’s companion PET diagnostic candidates. Both Somakit products have received orphan drug designation in the European Union and the United States. We have implemented a strategy of developing these two similar, but structurally different, Somakit products to help ensure regulatory exclusivity for one or both Somakit products in the European Union and the United States. In addition, we have initiated Phase 1/2 clinical trials for Annexin V-128 a SPECT product candidate for the imaging of apoptotic and necrotic lesions with applications in a broad range of indications such as assessment of rheumatoid arthritis and spondyloarthritis, diagnosis of atherosclerosis and atherosclerosis advanced lesions, and assessment of chemotherapy-induced cardiotoxicity.

We manufacture a majority of our products at our 17 production sites as of end of March 2016. We also have two other sites under construction, including one in Millburn, NJ that we are retrofitting to enable it to produce Lutathera and one in Murcia, Spain that we acquired for purposes of manufacturing PET products. The Millburn site is expected to be operational in first half of 2017, the one in Murcia site in the second half of 2016. Our PET production sites are strategically positioned close to our customers. We sell our products through our sales and marketing network. We employ 441 employees as of end of March 2016 throughout Europe, North America and Israel. We have a direct sales and marketing presence in eight countries and generate sales in 19 countries (excluding markets where IDB is selling). This platform enables us to secure production and sales from partnerships of choice with global healthcare players, including large pharmaceutical companies, for whom we manufacture MNM products.

The global MNM market was estimated at approximately US$4.3 billion as of December 31, 2014 (with 92% of sales in MND and 8% of sales in MNT) according to MEDraysintell. While the market is largely concentrated in MND, where we believe we have a leading position in Europe, MNT represents a fast-growing field in MNM. MEDraysintell projects that MNT sales may constitute up to US$13.0 billion of total MNM sales of US$24.0 billion by 2030, representing a compound annual growth rate of 30%.

Our Strengths

•	A late-stage radiopharmaceutical therapeutic candidate targeting midgut NETs: Lutathera is an innovative therapeutic candidate with orphan drug status in the United States and the European Union and Fast-Track designation in the United States. We received positive data in the fourth quarter of 2015 from a pivotal Phase 3 trial evaluating the efficacy and safety of Lutathera combined with Octreotide LAR 30 mg compared to Octreotide LAR 60 mg alone. In an analysis of the trial’s primary endpoint of PFS assessment, completed by the Company in September 2015, the Lutathera arm demonstrated a significant improvement in PFS compared to the PFS for Octreotide LAR 60 mg arm. As of December 31, 2015, Lutathera has been administered to over 3,400 NET patients in various studies and has received approval for use in compassionate use and named patient programs in ten countries in Europe. As of March 31, 2016, Lutathera has been administered to over 1,180 patients in over 59 centers across Europe under such programs, for which we have delivered, through third parties, over 2,980 doses of Lutathera. An Expanded Access Program for Lutathera has also been activated in the United States in March 2016. Moreover, Lutathera is the only PRRT product candidate to have gone through a Phase 3 clinical trial. PRRT is an emerging form of treatment for patients with inoperable somatostatin-receptor-positive NETs that involves targeting carcinoid tumors with radiolabeled somatostatin analogue peptides, and has been incorporated into the treatment guidelines for NETs published by ENETS, NANETS and ESMO. We believe Lutathera has the potential to become a new paradigm for the treatment of midgut NETs and of NETs more broadly, since up to 80% of NETs are somatostatin-receptor-positive.

•	Leveraging our leadership position and vertical integration to produce differentiated MNM products: We have developed significant expertise and established an integrated R&D, manufacturing and commercialization infrastructure to become a leading player in the growing MNM market. We believe our leading position in European MNM is underpinned by our (i) pan-European presence, (ii) proximity to our more than 200 principal customers through our PET production facilities, a key advantage given the short half-life of PET and other MNM products, (iii) scalable and modular manufacturing, (iv) extensive scientific know-how and (v) ongoing interaction with the healthcare field through hospitals, universities and research centers. We have R&D teams based in seven of our production facilities (in addition to our dedicated R&D facility in Nantes, France), which allows them to link practical manufacturing know-how to pipeline product candidate development to maximize the opportunity for commercial success. This setup allows us to exploit synergies between manufacturing and R&D and enabled us to advance Lutathera with a new formulation targeting midgut NETs soon after we acquired it.

•	Diversified, attractive product candidate development pipeline: We leverage our successful diagnostics business to invest in multiple avenues of growth by developing product candidates across the therapy, PET and SPECT categories of radiopharmaceuticals, including mid- and late-stage product candidates. In addition to Lutathera, we are advancing diagnostic and therapeutic product candidates that are currently in clinical trials and preclinical studies. Our Somakit products (which we also refer to, together, as Somakit), our companion PET diagnostic product candidates for Lutathera, are novel kits in development for radiolabeling somatostatin analogue peptides to help diagnose somatostatin-receptor-positive NET lesions, and each kit has been designated as an orphan drug by the EMA and the FDA. The Somakit products have the potential to offer a standardized procedure for producing diagnostic compounds that reduces customers’ need for expensive equipment and quality control testing. The NDA for Somakit-TATE was filed with the FDA on July 1, 2015 and we plan to file a MAA with the EMA in the first half of 2018. Depending on the exclusivity afforded by the orphan protection of Somakit TATE in the US we may submit an NDA for Somakit-TOC to the FDA and have submitted the MAA to the EMA in October 2015. In the United States, Europe, and Canada, we are also developing Annexin V-128, a SPECT diagnostic candidate for apoptosis and necrosis, which are present in a number of pathological conditions in oncology and cardiovascular diseases, as well as in autoimmune disorders. Annexin V-128 is currently in Phase 1/2 clinical trials to evaluate its safety, pharmacokinetics and dosimetry in patients with rheumatoid arthritis or ankylosing spondylitis. Two Phase 2 clinical trials have been initiated in April 2016, one in artherosclerotic carotid plaque indication, and one in early detection of chemotherapy-induced cardiotoxicity in breast cancer patients. 177Lu-PSMA-SR6 and 68Ga-PSMA-SR6 are in development to treat, image, monitor and stage prostate cancer. 177Lu-PSMA-SR6 will be aimed at treating and monitoring prostate cancer and 68Ga-PSMA-SR6 should act as its companion diagnostic and help diagnose and stage the disease. AAA has signed an exclusive license agreement with Johns Hopkins University in Baltimore, Maryland to develop and market PSMA-SR6, in prostate cancer. A proof-of-concept study in humans is planned for 2016.

•	Established MNM platform in a market characterized by significant barriers to entry: The MNM market is characterized by logistical, manufacturing and regulatory complexities that make entry into the market difficult. We believe that, to be successful, a prospective entrant into the market must develop advanced manufacturing know-how, invest significant time and considerable resources into the construction of a production infrastructure subject to stringent regulatory requirements, operate on a scale that enables the cost-effective manufacture and sale of complex products and efficiently arrange for the distribution of these products. We believe that we have overcome these barriers with a network of 16 production facilities across Europe, all of which we believe operate in conformity with cGMP, including two recently added facilities in Bonn, Germany and Warsaw, Poland that began operations in July 2014. We also have two other sites under construction, including one in Millburn, NJ that we are retrofitting to enable it to produce Lutathera and one in Murcia, Spain that we acquired for purposes of manufacturing PET products. Both sites are expected to be operational in early 2017. This network provides the basis for our advanced manufacturing capacity, cost-efficient production and organization of reliable product distribution. Our network has a longstanding track record of supplying high-quality products to our customers. The combination of our pan-European platform, our production infrastructure and our proven and reliable logistical capabilities has enabled us to secure significant customer loyalty and establish our position as a partner for global players, such as GE Healthcare and Eli Lilly, for the production of their molecular diagnostic products.

•	Highly qualified and experienced management team with a proven track record of launching innovative products and successfully integrating acquired companies: Our senior management team combines extensive experience in the MNM market with continuity of leadership. Our founding members still direct our strategy and development 14 years after our inception, and our senior management team has combined MNM industry experience of more than 50 years. To complement our organic growth, we have acquired, in a series of eleven transactions since 2009, businesses and promising product candidates that further leverage our logistical infrastructure, as well as manufacturing facilities to expand our existing network and enter into new markets. We carry over our commitment to leadership continuity into our acquisition strategy by retaining key management and other personnel in acquired companies while executing our plan to integrate these acquisitions.

Our Strategy

•	Obtain approval for Lutathera in the United States and Europe: We believe Lutathera is a promising therapeutic candidate, initially for progressive midgut NETs, a significant unmet medical need, and potentially for related indications. In light of the initial positive results of Lutathera’s pivotal Phase 3 trial, we were allowed by the FDA to submit the NDA in a rolling fashion. In April 2016, we have completed the NDA submission to the FDA and submitted the MAA to the EMA for Lutathera. The FDA and the EMA have historically allowed approval based on a single Phase 3 trial where the trial is well-designed, well-conducted and internally consistent, and provides statistically persuasive efficacy findings such that confirmation of the trial results in a second trial would be ethically or practically impossible. We believe that our Phase 3 trial results will meet this threshold based upon (i) our discussions with the FDA and the EMA regarding the allowance of market access based upon a single trial (if successful), (ii) our Phase 3 trial’s large randomized patient pool, which has allowed us to demonstrate what we believe to be a significant improvement in primary endpoint PFS, as well as improvement in overall survival, compared to the current standard of care, (iii) the current lack of available therapy for patients in Lutathera’s targeted indication and (iv) Lutathera’s receipt of Fast-Track designation from the FDA.

•	Commercialize Lutathera in the United States and Europe: In order to support the launch of Lutathera, we built and currently operate two manufacturing facilities in Italy and we have modified our production site at Zaragoza in Spain in 2015. We estimate that these sites may be sufficient to produce the expected global commercial supply of Lutathera. Additionally, we have purchased a Millburn, NJ facility that we are currently retrofitting with completion scheduled in the second quarter of 2016. We intend to start manufacturing operations at the Millburn facility in the first half of 2017 after receiving all necessary authorizations and licenses to optimize our commercialization efforts in the U.S. market. We intend to commercialize Lutathera with our own sales force in the United States, as well as in the EU5 (France, UK, Spain, Italy and Germany). Because midgut NET is an orphan indication with a limited number of available treatment options, patient populations are often highly organized, including through the formation of patient advocacy groups, which can facilitate our identification of and access to patients. The midgut NET indication’s orphan disease designation also means that treatment trends are heavily influenced by key opinion leaders located in a limited number of centers of excellence. We have identified approximately 50 nuclear medicine centers in the United States that we believe treat over 80% of midgut NET patients in the United States. Similarly, we have identified approximately 80 nuclear medicine centers in the EU5 that we believe treat over 80% of midgut NET patients in the EU5. We believe we can efficiently target these nuclear medicine centers with a specialty sales force of approximately 13 sales representatives and three field-based market access specialists in the United States and approximately 30 sales representatives in the EU5. Our commercial leadership team is already in place and we are currently in the early stages of establishing our commercial infrastructure, including sales representatives, medical affairs, marketing, market access, market research, sales force effectiveness and strategic planning. We anticipate commencing marketing for Lutathera in these geographic areas soon after FDA and/or EMA approval. Outside of the United States and EU5 we intend to contract with select partners to commercialize Lutathera. For example, in June 2015 we entered into an exclusive distribution and license agreement for Lutathera in Japan with FRI to finance and conduct its own bridging study, and then to submit its findings to the applicable regulatory authorities in Japan for approval.

•	Maximize the value of our diagnostic portfolio and advance our diagnostic product pipeline: We aim to leverage our pan-European presence and R&D capabilities to drive further growth of our existing products and successfully develop new product candidates. First, we intend to broaden our customer base by entering into new manufacturing and licensing agreements in our existing markets, targeting hospitals with whom we do not currently have relationships and marketing our diagnostic MNM products in new markets. Second, we intend to use our know-how to increase efficiencies in the production of our key products by reducing costs, improving processes and increasing profitability margins. Finally, we are working to advance our diagnostic candidates, including Somakit and Annexin V-128, through important clinical and preclinical phases of development, in addition to seeking the requisite regulatory approvals for their future commercialization. 177Lu-PSMA-SR6 and 68Ga-PSMA-SR6 are in development to treat, image, monitor and stage prostate cancer. 177Lu-PSMA-SR6 will be aimed at treating and monitoring prostate cancer and 68Ga-PSMA-SR6 should act as its companion diagnostic and help diagnose and stage the disease. AAA has signed an exclusive license agreement with Johns Hopkins University in Baltimore, Maryland to develop and market PSMA-SR6, in prostate cancer. A proof-of-concept study in humans is planned for 2016.

•	Pursue strategic acquisitions: We have a track record of identifying, acquiring and integrating businesses and assets into our Company that we believe hold strategic value to us, having acquired and integrated seven commercial-stage companies, two development-stage companies, one promising product candidate, a manufacturing and distribution business and one manufacturing facility since 2009. We expect to continue to target acquisitions that will further build our product pipeline and expand our production capacity and geographic coverage. We have augmented our product pipeline in part by acquiring companies that are already developing product candidates that we believe will be successful, as we did by purchasing BioSynthema to acquire rights to Lutathera, and by acquiring Atreus to develop Annexin V-128 in Europe and Canada. We also target acquisitions that will enable us to better vertically integrate key components of the radiopharmaceutical production chain as we did by acquiring IDB Group in early 2016. In the case of each acquisition, we take a disciplined approach to analyzing the target’s compatibility with our existing development, manufacturing and commercialization infrastructure. More broadly, our aim in targeting specific acquisitions is to further consolidate our position as a leading pan-European nuclear diagnostics company while exploring additional product pipeline opportunities and avenues for expansion in the United States and outside Europe.

•	Leverage our platform to pursue additional strategic partnerships: We plan to explore new opportunities to work with global pharmaceutical companies that would supplement our current production of their diagnostic products and strengthen our business relationships. In addition, we intend to pursue a three-pronged strategy for establishing important new industry partnerships. First, we intend to leverage our manufacturing expertise to in-license additional compounds. Second, we intend to capitalize on our R&D efforts and healthcare industry connections to strategically out-license our products to others. Third, we plan to use our expertise in manufacturing diagnostics to explore the potential for working with pharmaceutical companies to develop companion diagnostics with those companies. We believe that these efforts will further enhance our reputation as a leading European MNM company while broadening our industry experience.

Industry

MNM is a medical specialty that involves the use of trace amounts of radioactive substances called radiopharmaceuticals or radiotracers to create functional images of the body and its organs (MND) and to treat various diseases, such as cancer (MNT). Radiopharmaceuticals injected into patients before a MND procedure leave a radioactive trace that is detected by special PET and SPECT cameras, which utilize different processes in tandem with computers to provide detailed functional images of the areas of the body being investigated. These images allow physicians to see the body’s internal workings and to analyze its chemical and biological processes.

Nuclear medicine procedures can identify abnormalities very early in the progress of a disease—often before many medical problems become apparent with conventional imaging such as radiological imaging or ultrasound. MND procedures provide what we believe are significant advantages over traditional diagnostic imaging because they:

•	enable drug tracing and provide functional images of molecular-level physiological functions;

•	provide an alternative to more invasive procedures such as biopsy or surgery;

•	enable cost savings and improve patient comfort versus invasive procedures;

•	provide support in the development of new treatments and in the monitoring of patients; and

•	provide support to the physicians in the disease management process (treatment algorithm decision process).

The global MNM market was estimated at approximately US$4.3 billion as of December 31, 2014 (with 92% of sales in MND and 8% of sales in MNT) according to MEDraysintell. While the market is largely concentrated in MND, where we believe we have a leading position in Europe, MNT represents a fast-growing field in MNM. MEDraysintell projects that MNT sales may constitute up to US$13.0 billion of total MNM sales of US$24.0 billion by 2030, representing a compound annual growth rate of 30%. New indications are increasingly being evaluated for MNM radiopharmaceuticals, particularly in the diagnosis and treatment of cognitive diseases, which are a growing medical burden across many countries due to the aging global population.

The World Nuclear Association estimates that approximately 10 million and 15 million diagnostic procedures are undertaken annually in Europe and the United States, respectively, according to an April 2014 Bio-Tech Systems, Inc. report.

Below is a graph showing the worldwide sales forecast for MNM products in PET and SPECT diagnostics and in therapy.

Source:   MEDraysintell 2014 report — Opportunities in nuclear medicine — radioisotopes, radiopharmaceuticals

Therapeutics

MNT is an innovative therapeutic modality that combines two approaches: tumor targeting and radiation. Tumor targeting allows drugs to selectively enter unhealthy cells due to the affinity between the drug and certain receptors expressed by the diseased cells. The few MNT products registered as of December 31, 2015 are anti-cancer drugs. Unlike traditional chemotherapy drugs, which target both cancerous and healthy cells, this approach can enable a more tailored and effective treatment with minimal side effects. Two types of radiation can be emitted by these products: a gamma ray, used to make SPECT images, or a beta particle, an energetic electron that destroys the DNA of the tumor.

The MNT market is projected to be a significant long-term growth driver of the MNM market with an expected average annual growth of 30% between 2013 and 2030, according to MEDraysintell. MNT has the potential to generate high margins as costs for therapeutic products can be reimbursed at a rate of up to 100 times the cost of diagnostic products. Most of the MNT products in development are found at smaller companies. We believe that there are currently three notable radiopharmaceutical products in the market:

•	Xofigo®, from Bayer Pharmaceuticals (acquired from Algeta), indicated for the treatment of patients with castration-resistant prostate cancer, symptomatic bone metastases and no known visceral metastatic disease;

•	Zevalin®, from Spectrum Pharmaceuticals, a radiolabeled antibody for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell non-Hodgkin’s lymphoma, including patients with Rituxan refractory follicular NHL; and

•	Bexxar®, from GSK, indicated for the treatment of patients with CD20-positive relapsed or refractory, low grade, follicular, or transformed non-Hodgkin’s lymphoma.

Our Product Candidates in Clinical Development

Lead Therapeutic Candidate — Lutathera

Lutathera is a ready-to-inject solution of a Lu-177-labeled analogue of somatostatin, a hormone that acts as an important regulator of the endocrine system. Somatostatin analogues are synthetic versions of this hormone and have been approved for symptomatic treatment of NETs since 1987. Many radiolabeled analogues have been used in past published studies to treat NETs expressing somatostatin receptors. A radiolabeled analogue is a peptide that carries a radioactive isotope such as Lu-177 within its overall structure. Lutathera has three components:

•	the somatostatin analogue Octreotate (the peptide targeting the NET cells);

•	DOTA, a compound able to combine metals (such as Lu-177) into complexes through a ring structure; and

•	Lu-177, a radioisotope.

Lutathera is the first ever PRRT radiopharmaceutical product candidate to have completed a Phase 3 trial for the treatment of progressive midgut NETs. Existing approaches to treatment of progressive midgut NETs, described below, are associated with serious side effects and low-to-moderate efficacy and there are currently no approved radiopharmaceutical treatments available for progressive midgut NETs (a subgroup of all NETs).

Accordingly, we believe that Lutathera addresses a significant unmet medical need, a belief supported by the FDA’s grant of Fast-Track designation to Lutathera in April 2015. Fast-Track is a designation that the FDA provides when a product candidate treats a serious condition and fills an unmet medical need in order to facilitate the product candidate’s development and expedite review. Similarly, Lutathera has been granted an Authorization for Temporary Use from the Agence Nationale de Sécurité du Médicament in France in order to facilitate its development and expedite review, as well as provide immediate access to patients while we are in the process of preparing the relevant regulatory submissions in the European Union. We also believe that Lutathera’s potential to provide imaging data at the same time as it treats progressive midgut NETs is an advancement toward tailored treatment of patients, as it would allow physicians to monitor each patient’s responsiveness to the therapy throughout the treatment process, should they wish to do so. Lutathera has been approved on a compassionate use and named patient basis in ten European countries not only for the treatment of midgut NETs, but for all NETs expressing somatostatin receptors (approximately 80% of all NETs).

The table below shows overall incidence of NETs versus all malignant neoplasms.

Source:   Yao et al., One hundred years after “carcinoid”: epidemiology of and prognostic factors for NET in 35,825 cases in the US. J. Clinical Oncology 26:3063-3072; SEER: National Cancer Institute’s Surveillance, Epidemiology and End Results.

The Treatment Opportunity

NETs are rare, heterogeneous tumors originating from dispersed neuroendocrine cells that are distributed throughout the body. The term “neuroendocrine” relates to the ability of these cells to synthesize, store and secrete neuro-hormones, neuro-transmitters or neuro-modulators, which are produced by both the endocrine and the nervous systems. NETs arising in the neuroendocrine cells of the gastro-entero-pancreatic tract are the second most common type of gastrointestinal malignancy in the United States. It is estimated that approximately two thirds of all NETs are NETs located in the gastro-entero-pancreatic tract. The age-adjusted incidence rate, representing the number of new cases in the United States for the years 2003 – 2007, for NETs is 5.76 per 100,000 inhabitants, according to data from the National Cancer Institute Surveillance, Epidemiology and End Results (SEER) database, as presented in an article in the Journal of Clinical Endocrinology & Metabolism in 2011. Based on U.S. Census data and European Union census data, we estimate the incidence for NETs for the combined populations of the United States and the European Union in 2013 was approximately 47,300. Midgut NETs, which are those NETs that arise in the small bowel and the first portion of the colon (the midgut), make up approximately 20.47% of patients from the SEER database of all NETs for 2000 – 2007. Based on U.S. Census data and European Union census data, we estimate that the number of patients in the combined populations of the United States and European Union was approximately 9,690 in 2013. According to an article published in the European Journal of Nuclear Medicine and Molecular Imaging, 96% of midgut NETs over-express SSTR2 (which is the target receptor for our diagnostic and therapeutic product candidates). As a result, we estimate, based on U.S. Census data and European Union census data, that approximately 9,300 patients had SSTR2-positive midgut NETs in 2013.

Because midgut NETs are generally slow-growing tumors, the number of existing patients is significantly larger than the yearly incidence number. According to an article published in the Journal of Clinical Oncology in 2008 that analyzes SEER data from 1973 – 2004, we estimate the prevalence of midgut NETs today to be approximately 58,900 patients in total in the United States and the European Union, of which approximately 56,500 over-express SSTR2 receptors. No anti-proliferative treatments are currently available in the midgut NET indication, meaning that Lutathera has the potential to be used in treatment of a significant number of midgut NET patients. We believe that, in addition to the incidence of midgut NETs increasing, the number of patients diagnosed with midgut NETs is also increasing due to better diagnostic tools and other factors leading to more frequent identification of these tumors in patients.

As a product candidate designed to treat these tumors, Lutathera has received orphan drug designation in the United States and in the European Union from the FDA and the EMA, respectively, for all NETs. In the United States, orphan drugs are defined as drugs that treat diseases or conditions that affect 200,000 or fewer individuals in the country. In the European Union, orphan drugs are defined as medicinal products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five out of 10,000 individuals in the European Union.

We believe that there are significant benefits to orphan drug designation, particularly where, as is the case for Lutathera and the Somakit products, product candidates have limited patent protection. If EMA marketing authorization and FDA approval are granted to an orphan drug, subject to certain exceptions, the drug will be entitled to up to ten years of marketing exclusivity in the European Union and up to seven years of marketing exclusivity in the United States, respectively, with such protection being independent of the patent status of the drug. As a result, we are pursuing registration and regulatory exclusivity for both Somakit-TATE and Somakit-TOC in the European Union and the United States. In addition, if an orphan drug demonstrates compelling results, it may be possible to obtain EMA marketing authorization or FDA approval based on a single pivotal Phase 3 trial, instead of the two pivotal Phase 3 trials generally required for approval by regulatory agencies.

Existing Treatments in NETs

Most patients with NETs do not exhibit symptoms and their tumors are discovered only upon unrelated surgery or exams. Although functioning NETs that produce certain hormones and other chemicals often cause patients to exhibit symptoms, the non-specific nature of these symptoms can lead to delayed diagnosis. By the time patients with NETs are diagnosed, their cancer has usually metastasized, with regional or distant metastasis observed in approximately 50% of cases. Once they have metastasized, NETs cannot be effectively treated by surgery alone and generally are not curable. As a result, there is a significant need for non-surgical treatments of metastatic NETs, given that patients with NETs often exhibit cancer symptoms only after the tumors have metastasized and surgery can no longer be an effective solution by itself.

NETs are typically considered slow-growing tumors and therefore treatments employing standard chemotherapeutic agents (which attack both healthy and malignant cells) have been of limited value in treating inoperable, metastatic NETs, with historic response rates (partial and complete) of approximately 20% (calculated as the mean value of partial and complete responses), as shown in Table 1 below.

Table 1 below, drawn from a study in the Journal of Clinical Oncology, summarizes the published efficacy data from numerous historical studies for treatment of NET patients under various regimens, including the 310 evaluable NET patients that were treated with Lutathera between January 2000 and August 2006 in the Erasmus Study. There are two criteria that need to be met in order to meaningfully compare patient populations from different studies: (1) the patient populations must be similar, as is the case below, where the matched subgroup is selected from the Erasmus Study NET patient population treated with Lutathera and (2) tumor response rates must be measured by CT or magnetic resonance imaging according to standardized criteria and not solely by physical examination, palpation or biochemical markers. A subgroup of Erasmus patients that met these criteria was used for the comparison shown in Table 1. Where the data for certain responses to particular treatment regimens was insufficiently robust or was not reported (and therefore could not be used for the comparison), the relevant space in the table is marked with a “N/A,” for “not applicable.”

The figures may differ from those reported in other tables within this section that refer to the same Erasmus Study, as those figures were obtained after a separate, retrospective independent data analysis performed in 2011 that analyzed slightly different patient subgroups.

Table 1:   Response to treatments:   Partial Response (PR)/Complete Response (CR), progression-free survival (PFS) and overall survival (OS) of NET patients treated with chemotherapy regimens or with Lutathera.

Regimen(1)	Type of Tumor(1)	Number of Patients	PR/CR	Median PFS	Median Overall Survival	Study
			(%)	(months)	(months)	(year)
STZ + DOX	NEP	16	6	N/A	N/A	Cheng (1999)
DAC	Carc	56	16	N/A	20	Bukowski (1994)
DAC	Carc	7	14	N/A	N/A	Ritzel (1995)
FU + IFN-α	Carc/NEP	24	21	8	23	Andreyev (1995)
MIT	Carc/NEP	30	7	N/A	16	Neijt (1995)
PAC	Carc/NEP	24	4	3	18	Ansell (2001)
STZ + FU + DOX	NEP	84	39	18	37	Kouvaraki (2004)
DOX + FU	Carc	85	13	5	16	Sun (2005)
STZ + FU	Carc	78	15	5	24	Sun (2005)
IRI + FU	Carc/NEP	20	5	5	15	Ducreux (2006)
OXA + CAP	Well-diff NET	27	30	N/A	40	Bajetta (2007)
Lutate (Lutathera)	Carc/NEP	310	30	32	46	Kwekkeboom (2008)

(1)	STZ, Streptozocin; DOX, Doxorubicin; DAC, Dacarbazine; FU, 5-Fluorouracil; IFN-α Interferon-α; MIT, Mitoxantron; PAC, Paclitaxel; IRI, Irinotecan; OXA, Oxaliplatin; CAP, Capecitabine; Lutate, Lu-177 Dotatate; Carc, carcinoids; NEP, neuroendocrine pancreatic tumors (Kwekkeboom et al., 2008). Dr. Kwekkeboom held 12,384 ordinary shares of AAA as of April 2016, which is equivalent to 0.016% of our outstanding ordinary shares. Dr. Kwekkeboom became one of our shareholders in 2010 when we acquired BioSynthema. He was previously a BI Shareholder and a portion of the acquisition consideration consisted of newly issued ordinary shares of ours. Dr. Kwekkeboom received his shares as part of the acquisition and he also provides certain consulting services for us on an arm’s length basis.

As shown in Table 1 above, tumor response rates, PFS and overall survival, or OS, time data for Lutathera generally compared favorably to other chemotherapeutic drugs. There are limitations on the usefulness of the above data because, in clinical development, a retrospective study (such as the one from which the above table is derived) will review data already available, while a prospective study will generate the data that will be analyzed to support a hypothesis. From a methodological perspective, data from a prospective study is generally considered preferable for the generation of robust data, and sources of error due to confounding factors and bias are more common in retrospective studies than in prospective studies. Nevertheless, we believe that the above data reflects promising potential benefits of treatment with Lutathera.

Within the field of NET treatment, somatostatin analogues such as Sandostatin®, from Novartis, are used to control certain clinical syndromes (collectively referred to as carcinoid syndrome) such as severe diarrhea and flushing episodes associated with metastatic carcinoid tumors. Most NETs overexpress somatostatin receptors, which are protein receptors within human cells that sense molecules outside of the cell and activate cellular responses to somatostatin, a short-lasting endogenous hormone. Somatostatin is an important regulator of the endocrine system, and somatostatin analogues mimic its activity with more potent inhibition of growth hormone, glucagon and insulin, which are often produced by carcinoid tumors. The presence of the outsized number of these somatostatin receptors in NET cancer cells provides a specific target for nuclear medicine. In 2014, Novartis reported US$1.7 billion of sales of Sandostatin®, its somatostatin analogue treatment for carcinoid syndrome. However, treatment of carcinoid syndrome is distinct from treating metastatic NETs themselves. For treatment of NETs themselves, Ipsen S.A.’s, or Ipsen’s, Somatuline® Depot® (lanreotide) Injection 120 mg, or Somatuline®, was approved by the FDA in December 2014 for the treatment of adult patients with unresectable, well-differentiated or moderately-differentiated, locally advanced or metastatic NETs in the gastro-entero-pancreatic tract. According to Ipsen, Somatuline® was approved based on a demonstration of improved PFS in Ipsen’s placebo controlled study, which enrolled 204 patients with unresectable, well- or moderately-differentiated (WHO G I-II, Ki-67 <10%), locally advanced or metastatic, non-functioning NETs in the gastro-entero-pancreatic tract. According to Ipsen, the median PFS in the Somatuline® arm of the study had not been reached at the time of the study’s final analysis, and was therefore determined to be greater than 22 months, while the median PFS in the placebo arm was 16.6 months. The aim of the study, according to an article discussing the study that was published in The New England Journal of Medicine, was to introduce Somatuline® as early as possible in the management of the patients’ condition, since the patients’ tumors were non-functioning (and accordingly mostly asymptomatic) and such patients were potentially in a deferred treatment condition (known as a “wait and see” policy). At baseline, the disease was stable for a total of 96% of the patients in this seven-year study, according to Ipsen.

In the treatment of pNETs, chemotherapeutic agents have become the standard of care. Response rates vary according to tumor aggressiveness but are estimated to be between approximately 30% and 50%. Two targeted therapies have been approved for the second line treatment of progressive non-functioning pNETs, with limited PFS:

•	Afinitor® (everolimus), a mammalian target of the rapamycin (mTOR) inhibitor, was approved by the FDA for the treatment of adult patients with pNETs with unresectable, locally advanced or metastatic disease on the basis of PFS of 11 months observed in Phase 3 trials. Recently, it was approved in the USA for the treatment of adult patients with progressive, well-differentiated, non-functional NETs of gastrointestinal or lung origin with unresectable, locally advanced or metastatic disease. Afinitor® is also approved for the treatment of other cancer indications such as HER2-negative breast cancer and renal cell carcinoma. In 2014, Novartis reported €1.4 billion (US$1.6 billion) of sales of Afinitor® in all of its five approved indications. Treatment with Afinitor® may cause severe skin and gastrointestinal disorders, kidney and liver toxicity and bone marrow damage.

•	Sutent® (sunitinib), a multi-targeted receptor tyrosine kinase inhibitor, or RTK, was approved by the FDA and the EMA for the treatment of unresectable or metastatic, well-differentiated pNETs with disease progression in adults on the basis of PFS of 11.4 months observed in Phase 3 trials. Sutent® is also approved for the treatment of gastrointestinal stromal tumors and metastatic renal cell carcinoma. In 2013, Pfizer reported €870.9 million (US$960.4 million) of sales of Sutent® in all of its indications. Treatment with Sutent® may cause severe side effects such as renal failure, heart failure, gastrointestinal disorders, hemorrhages and hematological disorders (e.g., neutropenia, thrombocytopenia, and anemia), which are among its most common adverse drug reactions.

Our Solution: Lutathera

In light of the current limited options and effectiveness for treatment of NETs overall and the lack of treatments for progressive midgut NETs specifically, we believe Lutathera can meet a significant medical need by potentially improving patient outcomes in the treatment of progressive midgut NETs, as well as other somatostatin-receptor-positive tumors. We acquired the rights to Lutathera, which was initially developed by BioSynthema under an exclusive worldwide license from Mallinckrodt, as part of our 2010 acquisition of BioSynthema and have reworked it into its current formulation. Lutathera treats certain NETs by selectively binding to SSTR2 receptors that are overexpressed in those NET cells. Lutathera then destroys NET cells in a targeted fashion by delivering a local emission of high-energy electrons. Because Lutathera also emits gamma radiation, we believe it will also function as a disease management tool, as the gamma radiation it emits can be captured with a SPECT camera. We believe this diagnostic potential will allow the treating physician to monitor the efficacy of the treatment concurrently with its administration to the patient, should the physician wish to do so.

Phase 3 Trial

In September 2015 we obtained positive data from Lutathera’s pivotal Phase 3 trial for the treatment of inoperable progressive midgut NETs following an analysis of the data in the trial database that was finalized in September 2015. The Phase 3 trial is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of Lutathera (using total cumulative administered radioactivity of 29.6 GBq) combined with Sandostatin® LAR 30 mg intramuscular injections compared to Sandostatin® LAR 60 mg intramuscular injections (referred to by its generic name, Octreotide LAR, in the table below). We administered Lutathera every eight weeks to patients with inoperable, progressive, somatostatin-receptor-positive, midgut NETs under Sandostatin® LAR 30 mg. The structure of the trial is represented below:

The trial, which commenced in September 2012, enrolled a total of 229 randomized patients across 36 European sites and 15 American sites, each of whom was assigned to open-label treatment. The primary endpoint of the trial was the assessment of PFS, with additional endpoints assessing objective response rate, overall survival, time to tumor progression, safety and quality of life. A dosimetry, pharmacokinetics and electrocardiography assessment was also conducted in a subset of 20 patients at selected sites to provide a more complete assessment of the safety profile of Lutathera. The Phase 3 trial concluded recruitment in February 2015, and we finalized the trial database (confirming that all data contained therein is final) after verifying and ensuring incorporation of all trial data, and after confirming the occurrence of the predefined number of progression events required to conclude the trial to enable conclusive statistical analysis. Upon finalizing the trial database in September 2015 we completed an analysis of the trial primary endpoint of PFS. The statistical analysis was performed on the entire patient population, also known as the Intent-To-Treat, or ITT, population, which accordingly did not yet exclude those patients who had significant deviations from the protocol. Patients who had significant deviations from protocol consist of those patients who did not comply sufficiently with the underlying treatment model (for example, by failing to have a CT scan taken in the prescribed window) and thereby impacted the reliability of the observed efficacy or safety profile of the treatment for such patients. As expected, a complete safety and efficacy analysis for the trial was available in the first quarter of 2016, and the clinical study report has been finalized in April 2016.

Study Population

The studied population included patients who fulfilled the following criteria:

•	the patient must be 18 years of age or older;

•	the patient must have metastatic or locally advanced, inoperable, histologically proven, midgut NETs, with a Ki67 index <20%. Ki67 is a tumoral marker used to define an index of tumor proliferation, and a Ki67 index value of less than or equal to 20% corresponds to Grade 1-2 tumors. Tumoral markers are biological markers found in the blood, urine, or body tissues that can be modified or abnormal in cancer patients; and

•	the patient must have somatostatin-receptor-positive disease with a progressive on uninterrupted fixed dose of Octreotide LAR (20-30 mg every 3-4 weeks).

The population included patients with functioning and non-functioning NETs. A functioning NET is a NET that shows symptoms of carcinoid syndrome, including increased hormone secretion, inducing diarrhea and flushing, and eventually secondary restrictive cardiomyopathy. Table 2 below presents the population characteristics at enrollment:

Table 2: NETTER-1 population characteristics at enrollment. BMI refers to Body Mass Index.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)
Gender, n (%)
Male	53 (46%)	60 (53%)
Female	63 (54%)	53 (47%)
Age (years), mean (SD)	63 (±9)	64 (±10)
BMI (Kg/sgm), mean (SD)	25 (±5)	26 (±7)
Primary tumor site, n (%)
Jejunum	6 (5%)	9 (8%)
Ileum	86 (74%)	82 (73%)
Appendix	1 (1%)	2 (2%)
Right colon	3 (3%)	1 (1%)
Other	20 (17%)	19 (17%)
Site of metastasis, n (%)
Liver	97 (84%)	94 (83%)
Lymph nodes	77 (66%)	65 (58%)
Bone	13 (11%)	12 (11%)
Lungs	11 (10%)	5 (4%)
Other (*)	40 (35%)	37 (33%)

(*) Mainly peritoneal and mesenteric.

Tumor characteristics in terms of NET tumoral markers and somatostatin receptor imaging were also identical in the two treatment groups, as shown in Table 3 and Table 4 below.

Table 3:   NET tumoral markers in the NETTER-1 population. SRS refers to Somatostatin Receptor Scintigraphy, which is an imaging procedure to visualize somatostatin receptors in human tissue, using specialized cameras to detect a radionuclide bound to a targeting agent. Krenning Scale refers to a scale indicating the uptake of Octreoscan, an imaging product used for the SRS (1: Lowest (worst), 4: Highest (best)). Chromogranin-A refers to a neuroendocrine protein secreted in the body that is used as a marker to gauge NET proliferation and is detected in the blood. 5-HIAA refers to 5-hydroxyindolacetic acid, which is detected in larger amounts in the urine of patients with NETs.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)
Ki67, n (%)
ENETS G1/G2	76/40 (66/34%)	81/32 (72/28%)
SRS, Krenning scale, n (%)
Grade 2	13 (11%)	14 (12%)
Grade 3	34 (29%)	32 (28%)
Grade 4	69 (60%)	67 (59%)
Chromogranin A (ug/L), mean (SD)	649 (420)	670 (422)
5-HIAA (mg/24h), mean (SD)*	100 (183)	77 (83)

Table 4:   NET tumoral markers in the NETTER-1 population. Tissue markers: Synaptophysin and Chromogranin-A are neuroendocrine secretory proteins used as markers of NET proliferation.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)
Synaptophysin, n (%)
0% positive cells	1 (0.9%)	0 (0.0%)
1 – 50% positive cells	3 (2.6%)	4 (3.5%)
>50% positive cells	111 (95.7%)	108 (95.6%)
Not evaluable	1 (0.9%)	1 (0.9%)
Chromogranin A, n (%)
0% positive cells	2 (1.7%)	1 (0.9%)
1 – 50% positive cells	5 (4.3%)	5 (4.4%)
>50% positive cells	107 (92.2%)	106 (93.8%)
Not evaluable	2 (1.7%)	1 (0.9%)

Table 5:   Overall Tumor Burden in the NETTER-1 population.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)
Overall tumor burden, n (%)
Limited	99 (85.3%)	98 (86.7%)
Moderate	13 (11.2%)	13 (11.5%)
Extensive	4 (3.4%)	2 (1.8%)

Table 6, Table 7 and Table 8 below respectively show that (i) prior treatments, (ii) times since first diagnosis, disease progression and diagnosis of metastasis and (iii) reasons for ending prior treatment were similar in the case of the two treatment groups.

Table 6:   Prior treatments in the NETTER-1 population.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)
Prior resection, n (%)	90 (78%)	93 (82%)
Prior ablation, n (%)	6 (5%)	11 (10%)
Chemo-embolization, n (%)	14 (12%)	11 (10%)
Time since last intervention, yrs (SD)	4.7 (±3.3)	5.7 (±3.6)
Type of previous treatment
Radiotherapy	7 (4%)	8 (5%)
PRRT	1 (1%)	0 (0%)
Chemotherapy	47 (27%)	51 (30%)
Other	48 (28%)	40 (24%)

Table 7:   Times since first diagnosis, first disease progression and diagnosis of metastasis in the NETTER-1 population.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)	Statistical Significance
Time since first diagnosis (years)	5.13	5.93	NS (p=0.09)
Time since first disease progression (years)	2.73	2.93	NS (p=0.42)
Time since diagnosis of metastasis (years)	4.28	4.97	NS (p=0.30)

Table 8:   Reasons for end of treatment in the NETTER-1 population.

	177Lu-Dotatate (n=116)	Octreotide LAR 60mg (n=113)
Reason for end of treatment phase n (%)
Consent withdrawal	9 (8%)	9 (8%)
Best subject interest	10 (9%)	9 (8%)
Adverse event	7 (6%)	7 (6%)
Disease progression	19 (16%)	58 (51%)

Efficacy Analysis

In the efficacy analysis that we completed, Lutathera demonstrated a significant improvement in the primary endpoint, assessing PFS. There were 23 confirmed progression event deaths in the Lutathera arm and 68 confirmed progression event deaths in the Octreotide LAR 60mg arm. The median PFS for the Octreotide LAR 60mg arm was 8.4 months while the median PFS for the Lutathera had not yet been reached. Median PFS is calculated as the amount of time after which 50% of patients in a trial arm have progressed, or died, and 50% have survived without any progression event. The improvement in median PFS in the Lutathera arm was statistically significant (p <0.0001) with a hazard ratio of 0.21 (95% Confidence Interval (CI): 0.13-0.33). A hazard ratio is a measure of the probability of a patient experiencing death due to a progression event and enables estimates as to the risk of death for a set of patients relative to a study’s control group. The hazard ratio in the Phase 3 study demonstrates a risk reduction of 79% in the likelihood of a death due to a progression event for patients treated with Lutathera and Octreotide LAR together versus a treatment with a double-dose of Octreotide LAR (the control group).

As shown in Table 9 below, at the time of the conclusion of the Phase 3 study, the Octreotide LAR arm had already demonstrated a median PFS of 8.4 months. Patients in the Lutathera arm, however, did not experience an aggregate number of progression events sufficient to result in a median PFS, meaning that more than 50% of the patients in the Lutathera arm had survived without any progression event as of the conclusion of the study.

Table 9:   Kaplan-Meier function for Progression Free Survival in the NETTER-1 study: Final analysis.

Within the current evaluable patient dataset for tumor responses, consisting of 201 patients, the objective response rate, or ORR, based upon the number of complete tumoral responses, or CR, and partial tumoral responses, or PR, was 18 (18%) in the Lutathera arm and 3 (3%) in the Octreotide LAR 60 mg arm. This improvement was statistically significant (p=0.0008), with a p-value much lower, and therefore more robust, than the usually accepted threshold of p<0.05. Table 10 below shows the range of tumoral responses for each arm of the trial.

Table 10:   Tumoral responses in the NETTER-1 population assessed according to the Response Evaluation Criteria in Solid Tumor (RECIST). Exclude patients with no post-baseline scans or central response available.

	177Lu-Dotatate (n=101)	Octreotide LAR 60mg (n=100)
Complete Response (n)	1	0
Partial Response (n)	17	3
Objective Response Rate (CI 95%)	18 (10-25)%	3 (0–6)%
Progressive Disease (n, %)	6 (5%)	27 (24%)

Complete Response (CR) above indicates disappearance of all target lesions, while Partial Response (PR) indicates at least a 30% decrease in the sum of the diameters of the target lesions. Progressive Disease (PD) indicates at least a 20% increase in the sum of diameters of the target lesions, and an absolute increase of at least 5 mm, while Stable Disease (SD) indicates neither sufficient shrinkage to suggest Partial Response nor sufficient increase to suggest Progressive Disease. Objective Response measures the sum of CR and PR, while Objective Response Rate the percentage of objective responses.

At the time of the analysis prior to finalizing the clinical study report for the submission to the FDA and the EMA, the number of deaths was 14 in the Lutathera arm and 26 in the Octreotide LAR 60 mg arm (p=0.004 at interim analysis) with a hazard ratio of 0.40 (95% CI: 0.21 – 0.77), which suggests an improvement in OS.

Table 11:   Kaplan-Meier function for Overall Survival in the NETTER-1 study: Interim analysis.

Initial Safety Analysis

The safety profile for Lutathera that we initially observed in the study was consistent with that observed in the Phase I-II Erasmus Study. A complete a full analysis of the safety profile was available in April 2016. The total number of patients experiencing adverse events in each arm is shown in Table 12 below. Adverse events are any undesired harmful effect resulting from a medication or other interventions related to the use of a medicinal product, such as significant change in the blood cell count or another physiological parameter. In the Phase 3 trial, a significant number of these adverse events consisted of vomiting and nausea related to the use of an amino acid co-injection that was administered alongside Lutathera to help protect against renal injury from exposure to the treatment. We are considering GMP manufacturing of, and obtaining marketing authorization for, an amino acid co-injection that we believe is significantly improved and which we believe will reduce the number of events of vomiting and nausea in Lutathera patients when co-injected, while continuing to help protect patients against renal injury. We believe this improved amino acid co-injection formulation is eligible for orphan drug designation in the United States and European Union and we planned to file a MAA by the end of the second quarter of 2016 and a NDA by the end of 2016 with the EMA and FDA, respectively, for this solution.

Table 12:   Number of patients experiencing adverse events in each arm (safety dataset includes patients who received at least one administration of studied products).

	177Lu-Dotatate (n=111)	Octreotide LAR 60mg (n=110)
Any adverse event	106 (96%)	95 (86%)
Related to treatment	95 (86%)	34 (31%)
Serious adverse events	29 (26%)	26 (24%)
Related to treatment	10 (9%)	1 (1%)
Withdrawals due to adverse events	7 (6%)	10 (9%)
Related to treatment	5 (5%)	0 (0%)

Our adverse event assessment was performed according to the grading system of the National Cancer Institute’s Common Terminology Criteria for Adverse Events. The number of adverse event episodes in these patients are shown in Table 13 below.

Table 13:   Number and grading of treatment emergent adverse event episodes in patients experiencing adverse events and who received at least one administration of product in each arm.

Maximal Severity, number of episodes	177Lu-Dotatate (n=111)	Octreotide LAR 60mg (n=110)
Grade 1 (mild)	861	437
Grade 2 (moderate)	339	170
Grade 3 (severe)	78	47
Grade 4 (threatening / disabling)	5	6
Grade 5 (death)	5	8
Missing	15	2

The SAEs reported in the Lutathera arm that were related to treatment are presented in Table 14 below.

Table 14:  Serious adverse events reported in the Lutathera arm that were related to treatment.

SAE
Blood & lymphatic system
Lymphocytopenia	3
Thrombocytopenia	1
Neutropenia	1
Pancytopenia	1
Bicytopenia	1
Renal & urinary disorders
Acute kidney injury	2
Renal failure	1
Vascular disorders
Portal hypertension	1

The adverse events reported in the Phase 3 study are presented in the following Table:

Table 15:  Percentages and grading of adverse events reported in at least 10% of patients treated with Lutathera vs patients receiving Octreotide LAR 60 mg (SAF dataset, n=221).

		177Lu-Dotatate (N=111)		Octreotide LAR 60 mg (N=110)
		All grades	Grade 3-4	All grades	Grade 3-4
System Organ Class	Preferred Term	%	%	%	%
Gastrointestinal disorders	Nausea	59%	4%	12%	2%
	Vomiting	47%	7%	10%	0%
	Diarrhea	29%	3%	19%	2%
	Abdominal pain	26%	3%	26%	5%
	Abdominal distension	13%	0%	14%	0%
General disorders & administration site conditions	Fatigue / asthenia	40%	2%	25%	2%
	Edema peripheral	14%	0%	7%	0%
Blood and lymphatic system disorders	Thrombocytopenia	25%	2%	1%	0%
	Lymphopenia	18%	9%	2%	0%
	Anemia	14%	0%	5%	0%
	Leukopenia	10%	1%	1%	0%
	Neutropenia	5%	1%	1%	0%
Musculoskeletal & connective tissue disorders	Musculoskeletal pain	29%	2%	20%	1%
Metabolism & nutrition disorders	Decreased appetite	18%	0%	8%	3%
Nervous system disorders	Headache	16%	0%	5%	0%
	Dizziness	11%	0%	5%	0%
Vascular disorders	Flushing	13%	1%	9%	0%
Skin & subcutaneous tissue disorders	Alopecia	11%	0%	2%	0%
Respiratory, thoracic & mediastinal disorders	Cough	11%	0%	5%	0%

In the overall SAF population (221 patients), 129 patients (58.4%) experienced treatment emergent adverse events related to treatment (ADR), 95 (86%) in the Lutathera arm and 34 (31%) and in the Octreotide LAR arm. There were 683 ADR episodes, 611 for patients in the Lutathera arm and 72 for patients in the Octreotide LAR arm. The most frequent ADR episodes in the Lutathera are were “nausea” and “vomiting” (125 “nausea” episodes in the Lutathera arm vs 4 in the Octreotide LAR arm and 98 “vomiting” episodes in the Lutathera arm vs 1 in the Octreotide LAR arm); in the Lutathera arm, the majority (about 75%) of these “nausea” and “vomiting” episodes were considered related to the amino acid co-infusion by the Investigators.

The treatment exposure to Lutathera was assessed in all patients. The patients who have not received the full treatment have either progressed or withdrawn from the study, and therefore their treatment was interrupted. Most of the patients (74%) received a full Lutathera treatment (four administrations of 200 mCi, one every eight weeks, for a total dose of 800 mCi). Table 16 below presents the exposure data.

Table 16:   Lutathera dose exposure (n=111).

Nb of Patients
Drug exposure, n (%)
600 - 800 mCi	82 (74%)
400 – 600 mCi	10 (9%)
200 – 400 mCi	11 (10%)
200 mCi	3 (3%)
Not recorded	5 (5%)
Number of administrations, n (%)
4	79 (71%)
3	12 (11%)
2	13 (12%)
1	6 (5%)
0	1 (1%)

During treatment with Lutathera, a dose reduction can be performed within the frame of the Dose Modifying Toxicity, or DMT, scheme, a set of guidelines to address toxicity directly related to the amount of treatment administered, and which requires a 50% dose reduction in case of certain adverse events, primarily Grade 2 events for blood platelet count, or Grade 3 or 4 hematological toxicity or any other Grade 3 or 4 toxicity. These toxicity events are of particular concern due to their impact on an oncology product’s safety for patients. The DMT scheme may also apply if the administration of Lutathera is thought to severely and clinically significantly worsen the applicable patient’s lymphocyte count and liver function. During the Phase 3 trial, the dose had to be reduced for toxicity events in six patients, or 5% of the 111 treated patients.

Preliminary Findings

We believe that the initial results described above indicate a clinically meaningful and statistically significant increase in PFS, the primary endpoint of the Phase 3 study, as well as in ORR, and suggests a survival benefit in patients with advanced midgut NETs who are treated with Lutathera.

We have submitted the NDA to the FDA and the MAA to the EMA for Lutathera in April 2016. The long-term follow-up for patients treated with Lutathera will continue after any approval and will include further assessment on OS, long-term toxicity to critical organs such as bone marrow and the kidneys, hematology, biochemistry and urine analyses, every six months for five years after the end of the study.

Commercialization Plans for Lutathera

We intend to commercialize Lutathera with our own sales force in the United States, as well as in the EU5. Because midgut NET is an orphan indication with a limited number of available treatment options, patient populations are often highly organized, including through the formation of patient advocacy groups, which may facilitate our identification of and access to patients. The midgut NET indication’s orphan disease designation also means that treatment trends are heavily influenced by key opinion leaders located in a limited number of centers of excellence. We have identified approximately 50 nuclear medicine centers in the United States that we believe treat over 80% of midgut NET patients in the United States. Similarly, we have identified approximately 80 nuclear medicine centers in the EU5 that we believe treat over 80% of midgut NET patients in the EU5. We believe we can efficiently target these nuclear medicine centers with a specialty sales force of approximately 13 sales representatives and three field-based market access specialists in the United States and approximately 30 sales representatives in the EU5. Our commercial leadership team is already in place and we are currently in the early stages of establishing our commercial infrastructure, including sales representatives, medical affairs, marketing, market access, market research, sales force effectiveness and strategic planning. We anticipate commencing marketing for Lutathera in these geographic areas soon after FDA and/or EMA approval. Outside of the United States and EU5 we intend to contract with select partners to commercialize Lutathera. We have already contracted with many partners in Europe to provide access to Lutathera on a compassionate use and named patient basis, and in June 2015 we entered into an exclusive distribution and license agreement for Lutathera in Japan with FRI to finance and conduct its own bridging study, and then to submit its findings to the applicable regulatory authorities in Japan for approval. We intend to support this process by manufacturing Lutathera for FRI’s study and providing supplementary data from our previous clinical trials.

Supply chain — Lutathera

For Lutathera, we have the capability to supply the U.S. market from multiple European sites and have verified this capability during the course of the past two years as we plan for Lutathera’s potential U.S. launch. However, to improve the efficiency of our supply chain for the U.S. market, we have acquired a Millburn, NJ facility that we are currently retrofitting to produce Lutathera principally for the market in North America. We plan to finish retrofitting the site in the second quarter of 2016 and immediately begin qualification of the site in order to achieve FDA authorization for the site and start manufacturing operations in the first half of 2017 after receiving all necessary authorizations and licenses.

From Europe initially, and soon after from Millburn, NJ, we will ship Lutathera to hospitals around North America, typically by plane, for injection within 24 to 48 hours after production. We have experience shipping F-18-labeled products that are typically injected two to four hours after production due to such products’ significantly shorter half-lives. Because of this prior experience, we believe that we will be able to facilitate reliable delivery of Lutathera during the time windows within which it must be delivered to its clinical destinations.

We have further strengthened our Lutathera supply chain by acquiring, at the beginning of January 2016, the IDB Group in Holland, one of the leading producers of the Lu-177 radioisotope.

Other Studies Involving Lutathera

Lutathera is also being studied in three ongoing investigator-sponsored studies in a total of 202 patients to explore its potential use in additional indications. We believe there are several indications, including different somatostatin-receptor-positive tumor types such as pNETs, glioblastomas and medulloblastomas, with significant unmet medical needs for which Lutathera may have future applications.

Based on the favorable safety and efficacy profile observed in previous clinical studies, Lutathera was also made available for compassionate use and on a named patient basis to treatment programs in Austria, Denmark, Estonia, Finland, France, Greece, Portugal, Spain, Switzerland and the United Kingdom. As of July 31, 2015, we provided 2,121 doses of Lutathera to these programs in approximately 48 centers, of which eight are currently participating in Lutathera’s Phase 3 trial for patients with inoperable progressive midgut NETs.

In addition, Lutathera is the only Phase 3 therapeutic candidate utilizing PRRT, which has been incorporated into the treatment guidelines for NETs published by ENETS since 2009. As a consequence of its inclusion into the ENETS guidelines, in 2010 ESMO included PRRT in its therapeutic algorithm, suggesting the use of PRRT in the event that existing approaches or registered products were ineffective.

Phase 1/2 Study

Lutathera’s Phase 1/2 Erasmus Study started in January 2000 as an open, single arm study. At the start of the study, a biodistribution and dosimetry assessment was performed in order to evaluate the kidney protection benefit of amino acid co-infusion and to provide a first estimate for the maximum safe dose for treatments. The biodistribution and dosimetry assessment was followed by an ascending dose study to determine if observed toxicities from the single administered dose and resulting cumulative administered radioactivity remained below acute toxicity limits to the critical organs (bone marrow and kidneys). From these studies the maximum activity to be administered was determined at a cumulative administration of 800 millicuries, or “mCi,” a standard radiation measurement, with four intravenous administrations of 200 mCi of Lutathera at four to 13 week intervals. The primary endpoints were tumor responses, disease progression, OS, quality of life and safety.

The Phase I-II Erasmus study data have been analyzed in two separate time periods:

1. The first analysis was conducted in 2011 and included 615 patients who were enrolled in the study between January 2000 and March 2007 (follow-up cut-off date as of February 2010). The results of the source data verification and analyses conducted at that time were provided to the FDA at the time of the IND submission and before the initiation of the pivotal Phase III NETTER-1 study.

2. The Erasmus Phase 1/2 trial continued after this first independent assessment and AAA resumed the data collection in 2015 with the objective of including an updated Clinical Study Report in the NDA and MAA submission. The second analysis includes follow-up data of the original 615 patients and an additional 599 patients who were enrolled in the study between March 2007 and December 2012.

Lutathera generated positive safety and efficacy data for the 1,214 patients in the Phase 1/2 study. Clinical data collected over this period were retrospectively reviewed by an independent clinical research organization in order to assess and verify the source data and perform a statistical analysis of the study results. In this independent reassessment of data, special attention was paid to patients with the same diagnosis as proposed for our Phase 3 trial. We believe the results of this comprehensive analysis should be considered as reliable and supportive of the results of our pivotal Phase 3 trial, and we expect to be able to rely on the observations relating to efficacy from this analysis in seeking regulatory approvals for Lutathera because it was conducted by trained radiologists and data management professionals. The results of the review indicated that Lutathera may prolong PFS and OS as compared to the treatments listed in Table 1 above, while improving patients’ self-assessed quality of life. Both acute and late adverse events after treatment with Lutathera were generally milder for these patients than other treatments to which Lutathera was compared (i.e., the treatments listed in Table 1 above). This favorable safety profile was also supported by the retrospective analyses performed on all 615 patients included in the Phase 1/2 study.

Due to the lack of available treatment for the NET family of tumors, the 1,214 patients included in the Phase 1/2 study are a mixed population in terms of tumor type. All such patients were included in the safety evaluation performed at the completion of the study. A retrospective efficacy evaluation was performed on certain of the 404 patients diagnosed with NET tumors. From this group of 404 patients, 265 patients with NETs met specific evaluation criteria for tumor type and severity and were included in the retrospective efficacy analysis. These 265 selected patients were those who had received at least one treatment with Lutathera and had at least one valid primary efficacy variable measurement after their entry into the Phase 2 study to measure the effects of Lutathera. The patients all had NETs, including foregut and hindgut carcinoid tumors, and an Octreoscan tumor uptake score of  ≥ 2 in order to confirm adequate tumor uptake by target tumoral lesions expressing somatostatin 2 receptor uptake.

Subgroup analyses of tumor response (the primary endpoint) and PFS (as a secondary endpoint) have been performed on various subgroups specified in the overall retrospective analysis with different tumor types, the results of which are described below. The results for objective tumor response (combining complete response, or CR, partial response, or PR, and minor response, or MR) to treatment with Lutathera according to standardized criteria are summarized in Table 17 below:

Table 17:  Objective tumor Response (CR, PR and MR) to Lutathera by main tumor types according to RECIST 1.1 standardized criteria (Full Analysis dataset, n=575).

	Patients	NE		ORR* 95% CI
Tumor Type	N	N	%	N	%	Lower	Upper
Pancreatic NET	168	10	6.0	100	59.5	21.7	78.3
Foregut NET	12	0	0	6	50.0	26.8	39.3
Hindgut NET	13	1	7.7	6	46.2	19.1	73.3
Unknown NET	86	5	5.8	35	40.7	52.1	67.0
Bronchial NET	21	1	4.8	7	33.3	13.2	53.5
Midgut NET	218	10	4.6	72	33.0	30.3	51.1
Other	19	1	5.3	6	31.6	0.0	25.6
Thyroid Carcinoma	20	1	5.0	3	15.0	0.0	30.7
Paraganglioma	18	1	5.6	2	11.1	10.7	52.5
*	Objective Response Rate: ORR (Complete Response + Partial Response), CR: Complete Response; PR: Partial Response; NE: Non-Evaluable

PFS rates are shown in Table 18 below. The overall median PFS was 28 months with a 95% CI of 25  – 30 months.

Table 18:   Summary statistics of median PFS (months) by tumor type/overall (FAS, n=575)

	Nb. of Patients			Median Progression Free Survival - 95% CI
	Total	Events	%	Months	Lower	Upper
Overall	575	369	64.2	28.0	25.0	30.3
Pancreatic NET	168	95	56.6	30.8	25.0	36.2
Hindgut NET	13	8	61.5	29.3	22.3	39.0
Unknown NET	86	54	62.8	29.0	24.0	36.9
Midgut NET	218	154	70.6	28.8	24.1	33.7
Paraganglioma	18	6	33.3	24.8	15.4
Bronchial NET	21	15	71.4	18.3	10.3	25.4
Other	19	17	89.5	14.5	11.9	25.0
Thyroid carcinoma	20	16	80.0	9.6	8.0	28.9
Foregut NET	12	4	33.3		21.2

A subset of 51 patients diagnosed with midgut progressive NETs (the same indication that is being evaluated in our Phase 3 trial for Lutathera) was further evaluated for PFS, OS and tumor response. Within this retrospective analysis, we only included patients with the same diagnosis that would qualify them for enrollment in the Phase 3 trial for Lutathera. Two different standardized criteria were used for this analysis: the Southwest Oncology Group, or SWOG, criteria, a standard evaluation method based on tumor dimension, and the Response Evaluation Criteria in Solid Tumors, or RECIST, criteria, which is the most widely accepted current standard. The median PFS of these subjects was:

•	45 months (95% CI 22 – 57 months) according to RECIST criteria; and

•	39 months (95% CI 18 – 57 months) according to SWOG criteria; and

•	The median OS estimate was 47.3 months with a 95% CI of 27.7 – 75.3 months.

The findings of the Phase 1/2 study indicated that there may be a substantial anti-tumor effect in NET patients treated with Lutathera. The treatment resulted in a significant improvement in clinical endpoint responses (PFS and OS) as compared to the responses reported in the literature for NET patients treated with the current standard of care, Sandostatin®, though no statistical analysis comparing them could be conducted due to the data for Sandostatin® and Lutathera being reported from different studies. Furthermore, the treatment with a cumulative administered dose of 29.6 GBq (GBq refers to a gigabecquerel, a unit of radiation measurement) of Lutathera was shown to be safe relative to other therapies.

In the Phase 1/2 trial, the endpoints were defined as follows:

•	Time to progression, or TTP, was calculated from the first day of treatment to the day of documented progression. Deaths were not included in the TTP analyses.

•	PFS was defined as the time from first treatment until objective tumor progression or death from any cause.

•	OS was calculated from the first day of treatment until the day of death or until the last date of follow-up for patients who were lost to follow-up.

•	Objective tumor response was the sum of complete, partial and minor tumoral responses according to SWOG criteria.

The safety profile of Lutathera was supported by both by serum and urine analyses performed during the study. The evaluation of the dosimetry data collected on all treated patients indicated that there was no correlation between creatinine clearance loss per year (as indicator of kidney function) and the administration of Lutathera. In the overall population, the incidence of both nausea and vomiting increase from baseline after the first and after each subsequent administrations but declined down to levels below baseline thereafter. Malaise was the highest reported symptom at baseline (60.1%), decreasing after each treatment to reach 25.3% at 6-month follow-up before gradually increasing again (41.2% at 30-month follow-up). The number of patients reporting pain decreased for the duration of treatment but increased afterwards being maximum and higher than baseline at the 30-month follow-up (48.5% versus 42.6%). The number of subjects experiencing hair loss increased from 10% at baseline to just over 40% after each of the first 3 treatments but started reducing thereafter, returning back to baseline levels at the 3-month follow-up (9.4%). The incidence of diarrhea showed a gradual decrease over time whereas that of flushes fluctuated between 26.7% and 36.8% with no correlation with treatment. The incidence of stomatitis and hand and foot syndrome remained low throughout. The SAEs with the highest frequencies were in decreasing order: pancytopenia (8.0%), anemia (4.4%), diarrhea (4.7%); death (4.5%); abdominal pain (5.8%), vomiting (3.8%), nausea (3.2%) and thrombocytopenia (3.0%). The evaluation of both acute and late adverse events of Lutathera in comparison with literature data supports a favorable safety profile of the treatment. The side effects of Lutathera treatment were generally milder than those induced by other anti-tumor agents.

An update on the safety profile of Lutathera was presented in an Oral Presentation at the Presidential Session on September 27, 2015 at the ESMO conference. Updated information was also presented at the North American Neuroendocrine Tumor Society (NANETS) conference in October 2015, the Gastrointestinal Cancers Symposium of ASCO (American Society for Clinical Oncology) conference in January 2016, and will be presented at the European Neuroendocrine Tumor Society (ENETS) conference in March 2016. See “— Our Product Candidates in Clinical Development—Lead Therapeutic Candidate—Lutathera—Phase 3 Trial—Initial Safety Analysis.” As expected, the complete safety analysis for the trial was available in the first quarter of 2016, and the clinical study report has been finalized in April 2016.

Overview of Radioisotopes

Our products contain radioisotopes, which are radioactive elements that enable the creation of diagnostic images and can be used to treat diseases. A radioisotope is an unstable form of a chemical element that emits radiation (a process also known as radioactive decay) to achieve stability. Such radiation can consist of:

•	gamma rays, which are high-energy photons that allow SPECT imaging;

•	positrons, which are antiparticles of the electrons that allow PET imaging; or

•	electrons, which are particles used for many years in external radiotherapy to treat diseases.

Radioisotopes are obtained by using specialized equipment to excite the nucleus of atoms and altering the number of protons or neutrons in the target nuclei. When this process artificially produces a combination of neutrons and protons that does not already exist in nature, the atom is unstable, resulting in a radioactive isotope or radioisotope. The radioisotope’s decay and resulting emission of one of the three forms of radiation described above enables MNM procedures. MNM radioisotopes decay over a time span ranging from a few seconds to several days, allowing the radioactivity from radioisotopes in our products and product candidates to completely disappear after use. The radioactive decay process is typically measured in half-lives, the time needed for half of the excited atoms in the unstable element to return to stability. The half-life of our PET products is approximately two hours. In general, after ten half-lives all MNM products are considered to no longer be radioactive.

Radioisotopes can be manufactured in several ways. A common method is by neutron activation in a nuclear reactor. This involves the capture of a neutron by the nucleus of the target atom, resulting in an excess of neutrons, as in the case of Lu-177, the radioisotope used for Lutathera. We do not operate a nuclear reactor and obtain radioisotopes for Lu-177 production through sub-contract with third parties. The acquisition in January 2016 of the IDB Group allowed us to reduce our reliance on third-party supply of Lu-177. We will continue sourcing some of our Lu-177 needs from third-party suppliers to ensure production reliability. The radioisotopes that we manufacture are produced in our particle accelerators, known as cyclotrons, as in the case of the F-18 that we use in Gluscan and our other PET products, described below. To make F-18, the Oxygen-18 (O-18) contained in water is bombarded by protons in our cyclotrons. Protons can knock out neutrons from O-18 atoms, transforming them into F-18. On average, after approximately two hours the F-18 decays, emitting a positron, which can be used for PET imaging via detection of the positron with a PET camera. Each of our PET manufacturing sites has at least one cyclotron to produce F-18.

In addition to their incorporation of a radioactive element such as F-18 to enable imaging, MNM products and procedures require a mechanism for effective disease targeting. This can be achieved by designing molecules to selectively reach unhealthy cells by using molecular pathways or by targeting receptor expressions specific to diseased cells. Radiopharmaceuticals are a combination of these molecular entities that target diseases, also known as vectors, and radioactive atoms, which are attached to or combined with a relevant vector.

When the decay of a radioisotope results in both an electron and a gamma ray (or positron) being emitted, it is possible to treat and image a particular disease at the same time. We believe Lutathera has the potential to achieve such simultaneous treatment and imaging of NETs using SPECT cameras.

Overview of PET Products

PET products or tracers are injected into patients to enable high-quality imaging by PET cameras. PET is a state-of-the-art diagnostic technique in MND that is mainly used in clinical oncology, cardiology and neurology.

PET scans with FDG have been a significant breakthrough in cancer treatment. Because FDG is a radiopharmaceutical molecule that accumulates in many tumors, it allows physicians to more accurately determine the precise stage of many tumors, localize unknown metastases and monitor therapeutic efficacy or the reoccurrence of cancers. We produce and sell FDG under the brand name of Gluscan. FDG is produced by attaching the short-lived radioactive tracer F-18 to glucose, or sugar, molecules, which are then immediately injected into patients. Certain cancer cells and other inflammatory cells are hyperactive and hungry for sugar molecules, so they easily absorb FDG. Once inside these cells, FDG releases positrons that collide with the electrons in the body, producing energy in the form of opposite rays. These rays are detected by a PET camera, which produces a high-quality image of the lesion. Most PET cameras are now coupled with a computerized tomography, or CT, scan to facilitate better tumor/lesion localization by combining the functional imaging of PET with the morphological imaging of CT. Other PET radiopharmaceuticals use different molecular pathways to accumulate in lesions, but the imaging mechanism is the same as for FDG.

F-18 has a half-life of approximately two hours. PET products with F-18 have a useful life that expires after five or six half-lives. After the expiration of these half-lives, the injections containing F-18 lose too much of their radioactive element to be an effective diagnostic in normal doses. Gluscan has a shelf life of approximately ten hours, consistent with other F-18 PET products. As a result of this limitation, the distribution of PET products involves complex logistics. Manufacturing sites for the products must be located within a practical distance from nuclear medicine facilities, such as those within hospitals, that allows for their delivery to occur within a very limited timeframe of less than ten hours. Because the products include radioactive materials, each customer order must be delivered using dedicated transportation in accordance with local regulations applicable to the handling and transportation of hazardous and/or radioactive materials in each country. The required capital-intensive infrastructure and logistical complexity of distributing PET products in a safe and timely manner create significant barriers to entry into the PET market for potential competitors. At the same time, the PET market is an attractive one for us, as it has enjoyed a double-digit growth rate, according to data from MEDraysintell.

This strong growth has been driven by the increased imaging quality and technological advancement of PET-CT imaging, and has resulted in most diagnostics-related radiopharmaceutical research being concentrated in PET during the past 15 years. We believe there are as many as 42 PET tracers worldwide in different stages of development (from preclinical to Phase 3), compared with only 12 tracers in SPECT.

Overview of SPECT Products

The majority of SPECT products have a different manufacturing process from that used for PET products and as a result are sold according to a different business model. SPECT products are often sold in what are known as “cold” kits (because they are not radioactive, or “hot”), to be labeled, or fused with, the radioisotope Tc-99. Tc-99 has a half-life of approximately six hours, but it is extracted by generators that are sold separately to the end-user, thus allowing the Tc-kits to have a longer shelf life.

The Tc-99 generators have a shelf life of one week. We do not sell these generators; in Europe, third parties sell them directly to the MNM departments within particular hospitals and, in the United States, to specialized radiolabeling facilities called radiopharmacies, where they are labeled and distributed into syringes.

Although in the United States hospitals can have departments acting as radiopharmacies, more than 95% of syringes in the United States containing radiolabeled products are prepared through external third-party facilities and delivered daily to hospitals’ and other entities’ MNM departments. By contrast, in Europe, the use of external radiopharmacies is available only in the Netherlands, Spain and the United Kingdom, so the MNM departments in most hospitals or clinics label their SPECT products internally.

Because our SPECT products are all “cold” kits to be labeled with Tc-99 at the end-user’s facilities, they are not subject to delivery-related restrictions such as Dangerous Goods Regulations, which apply to radioactive goods and products.

Lead PET Product Candidate — Somakit

Somakit is a novel, patent-pending, sterile and easy-to-use freeze-dried, or lyophilized reconstitution kit that we have developed for the direct Gallium-68, or Ga-68, labeling of somatostatin analogue peptides (Dotatate and Dotatoc) for the localization of primary and/or metastatic lesions of NETs. As a product candidate designed to initially diagnose the presence of somatostatin-receptor-positive NETs, we believe that Somakit is a promising companion diagnostic agent for Lutathera, with which it shares similar chemical features.

The Somakit products radioactive Ga-68 Dotatate and Ga-68 Dotatoc peptides have a strong affinity for SSTR2, which the majority of NETs overexpress. As a result, these peptides bind to SSTR2 receptors in NETs and allow imaging of NETs by emitting localized radiation that PET cameras can detect and translate into diagnostic images. In addition, we believe Somakit will provide gains in efficiency for hospitals and other customers. Somakit-TATE can be prepared using our kit, for which we have a patent pending, which would be reconstituted in hospital radiopharmacies without the use of a radiochemistry module, thus making the product available to all hospitals, even those that do not have a fully equipped cGMP-compliant radiopharmacy unit. This feature would limit the need for expensive equipment and procedures such as synthetic modules and high-performance liquid chromatography, and could lead to a reduced number of confirmatory local quality control tests since all specification tests would be performed on Somakit at the manufacturing facility before it is delivered to the end-user. Additionally, we believe that Somakit may improve on existing exams by potentially reducing the timeframe during which the diagnostic exam must be conducted from 24 hours (for current approved procedures) to two hours.

We received orphan drug designation for Somakit-TATE from the FDA in December 2013 and from the EMA in February 2014 for its use as a diagnostic agent for GEP NETs, and orphan designation for Somakit-TOC from the EMA in March 2015 and FDA in July 2015. We have implemented a strategy of developing these two similar, but structurally different, Somakit products to help ensure regulatory exclusivity for one or both Somakit products in the European Union and the United States. We anticipate that our next stage of the Somakit products’ development will involve ongoing consultation with the EMA and FDA on clinical development programs, with a goal of seeking EMA marketing authorization and FDA approval beginning in 2017. We prepared and filed the IND submission for Somakit-TATE in the United States in October 2014. Following FDA recommendations, the NDA for Somakit-TATE was submitted on July 1, 2015.

In the European Union, we filed a MAA of Somakit TOC to the EMA on the basis of a bibliographic review. The safety study involving 20 patients is also ongoing in the United Kingdom, which has been designed to supply additional data that the EMA may require beyond that provided in the bibliographic review. Depending on the exclusivity afforded by the orphan protection of Somakit TATE in the US we may submit an NDA for Somakit-TOC to the FDA and have submitted the MAA to the EMA in October 2015.

Supply chain — Somakit

For Somakit, our kit approach significantly simplifies the requirements to produce an injectable dose by eliminating the need for a chemistry synthesis process and many complex quality control steps. By reducing the process to less than 20 minutes, with what we believe are easy-to-follow instructions, we believe that Somakit can be used directly by any hospital that chooses to purchase a small Ga-68 generator.

There are already more than 10 sites in the United States operating Ga-68 generators for the purposes of research and expanded access programs. We believe this already represents a significant portion of the U.S. centers treating most neuroendocrine tumor patients. However, to further ensure availability of doses, we intend to partner with local radiopharmacies across the country that will reconstitute doses and deliver them to hospitals within a one-hour radius of major metropolitan areas. We have already entered our first agreement in early 2016 with two radiopharmacy networks, including Zevacor Molecular.

Lead SPECT Product Candidate — Annexin V-128

Annexin V-128, which is labeled with Technetium-99m (Tc-99m), is a SPECT radiopharmaceutical product candidate that aims to detect early cell stress and apoptosis to assess programmed cell death in many pathological conditions, including rheumatoid arthritis. Annexin V-128 was developed by Atreus in Canada through an exclusive worldwide license from a third party. In December 2014, we became the sole owner of Atreus and have an exclusive option to sublicense rights to Annexin V-128 for marketing and distribution in the territories of the European Union. We are responsible for conducting pivotal studies and for regulatory approval in the European Union.

Based on the results of previous trials, including multiple published human trials using other forms of Annexin and published in peer-reviewed international scientific journals, we believe that there is significant promise in the use of Annexin V-128 for the imaging of cellular apoptosis and necrosis. Cellular apoptosis and necrosis are associated with a variety of debilitating or fatal medical conditions including rheumatoid arthritis, Crohn’s disease, Alzheimer’s disease, myocarditis, cardiac transplant rejection, acute myocardial infarction and unstable atherosclerotic carotid artery disease. In addition, we believe Annexin V-128 could be effective in evaluating patient responses to treatment for lymphoma and lung cancer. We also believe we may be able to overcome difficulties that have hampered the development of other forms of Annexin, including manufacturing issues, such as difficulties in lyophilization of the product and limitations related to the biodistribution of the agent due to challenges in targeting its uptake to specific organs (which interferes with the detection of apoptosis in the targeted area). Drawing on our R&D expertise and manufacturing know-how, we believe we have met some of these challenges by developing and manufacturing a single-vial lyophilized kit with an extended shelf life and reduced cost of manufacture, and an improved formulation with better biodistribution in animal and human testing compared to other forms of Annexin due to the specific properties of Annexin V-128.

Specifically, the previous forms of Tc-99m-labeled Annexin relied on a chelator, or “linker,” called hydrazinonicotinamide, or “Hynic.” The inclusion of Hynic proved to be an impediment to optimizing the lyophilization process and the product ultimately needed to be shipped frozen. The current formulation of Annexin V-128, by contrast, has an endogenous Tc-99m binding site and as a result does not need a linker, allowing us to successfully lyophilize the product. This makes it simpler to ship and prepare, and extends its shelf life. Further, in the previous formulation the inclusion of the Hynic resulted in the prior formulation staying in the kidneys longer rather than being distributed through the body. This negative effect on biodistribution increased the radiation dose to the patient and interfered with imaging performance. By omitting the Hynic in our formulation, we believe we have been able to create superior biodistribution of Annexin V-128.

Other forms of Annexin have been widely-used in at least 29 clinical studies, including sponsored trials (e.g., previous trials sponsored by the Theseus Corporation) and non-sponsored, or spontaneous, trials, having been studied extensively in both animals and humans. These compounds were based on a previous version of Annexin that was not optimized in terms of formulation or technical performance based upon preclinical and clinical studies of Annexin. We have developed Annexin V-128 in a new recombinant form that allows direct Tc-99m labeling and possesses what we believe are favorable characteristics for commercialization and imaging performance. In December 2014, we completed a Phase 1 trial to assess its safety, tolerability, biodistribution and dosimetry in Canada at the Ottawa Heart Institute and are currently analyzing the results of the study. In addition, we have begun a Phase 1/2 clinical trial at Centre Hospitalier Universitaire Vaudois in Lausanne, Switzerland designed to assess its safety, tolerability biodistribution and dosimetry, as well as the ability of Annexin V-128 to evaluate the presence of lesions before and after drug treatment in patients with rheumatoid arthritis or ankylosing spondylitis. We have begun patient enrollment in this Phase 1/2 clinical trial, where a total of 20 patients will be enrolled to receive two doses of Annexin V-128, one at baseline (before drug treatment) and one after drug treatment. We anticipate that our next stage of Annexin V-128’s development will be the successful completion of these trials, with the goal of beginning Phase 3 trials in 2017.

We had a pre-IND meeting regarding Annexin V-128 with the FDA on June 2, 2011 regarding its development program through Phase 1 and 2 (or Phase 1/2) trials. Two Phase 2 clinical trials have been initiated in April 2016, one in artherosclerotic carotid plaque indication, and one in early detection of chemotherapy-induced cardiotoxicity in breast cancer patients. Besides, a Phase II study is ongoing to assess the imaging potential in infective endocarditis and atrial thrombus indication. This trial is sponsored by the French National Institute of Health and Medical Research (INSERM). If initial safety, tolerability and efficacy data from our Phase 1/2 trials for Annexin V-128 are positive, we plan to submit our initial results to the EMA and the FDA and seek their scientific advice in the second half of 2017 in order to finalize the proposed indication for Annexin V-128 and design an appropriate Phase 3 trial.

Our Research and Development Efforts

Our R&D team is committed to the development of new product candidates. With more than 10% of our employees in R&D and significant expertise located in both Europe and the United States, this team has implemented a strategy with five integrated prongs:

•	identification of new diagnostic and therapeutic candidates to address unmet medical needs;

•	support of existing therapeutic product areas with external strategic collaborations;

•	development of innovative formulations for both reconstituted kits and ready-to-inject solutions;

•	early identification of promising candidate molecules through the integration of radiochemistry, pharmacology, dosimetry, and Proof of Concept (PoC) in humans; and

•	pursuit of an approach for unmet medical needs that combines diagnostic and therapeutic aspects.

We believe that in-depth imaging expertise is key to the development of innovative imaging technologies and product candidates. We have accordingly established a multi-imaging solution platform, Ephoran Multi Imaging Solutions, to cover imaging techniques ranging from those techniques used extensively in preclinical settings and in clinics (e.g., MRI, PET, CT, SPECT, US) to optical imaging (OI, visible light and near-infra-red). We believe this platform can also be used to partner with external companies to improve and accelerate their product development. In addition, we believe our platform is uniquely positioned in preclinical and clinical imaging, allowing for serial/longitudinal imaging experiments during pharmacology and toxicology animal studies, and it is closely connected to and works with the Centre of Excellence in Preclinical Imaging at the University of Turin.

The R&D group assumes leadership of our efforts in the identification and development of promising new candidates that target orphan diseases and unmet medical needs in the field of oncology, cardiology, neurology and inflammation. By integrating diagnostics and therapy, we work toward targeted and personalized medicine that tailors treatments to individual patient needs. Through our R&D senior management group we direct the overall strategy for developing our pipeline of product candidates while strictly adhering to international radiopharmaceutical regulations and guidelines. The R&D management group has significant expertise and know-how across the entire product development chain and is supported by experienced staff in radiochemistry, pharmaceutical, preclinical and clinical development. In addition, we maintain continuous interactions with the healthcare field through hospitals, universities and research centers of excellence as a part of our strategy to foster a robust R&D pipeline.

Our Commercial Products

The table below summarizes our principal PET and SPECT products:

Product	Description	Applications	Marketing Authorizations
Gluscan/Gluscan 500/ Barnascan	Our brand names for FDG (concentration = 600MBq*/ml and 500MBq*/ml at calibration time for Gluscan and Gluscan 500, respectively; 3,000MBq*/ml for Barnascan at calibration time)	PET tracer for oncology, cardiology, neurology and infectious/inflammatory diseases	Gluscan: Belgium, France, Italy, Luxembourg, Switzerland Gluscan 500: France, Germany, Poland, Portugal, Spain Barnascan: Spain
IASOflu	Our licensed brand name for Sodium Fluoride-18	PET tracer used as a bone imaging agent in defining areas of altered osteogenic activity	Belgium, France, Germany, Italy, Luxembourg, Poland *
IASOdopa	Our licensed brand name for 6-fluoro-(18F)-L-DOPA, a DOPA analogue	PET tracer for diagnostic use, with key applications in neurology and oncology	France, Germany, Italy *
DOPAVIEW	Our brand name for 6-fluoro-(18F)-L-DOPA, a DOPA analogue	PET tracer for diagnostic use, with key applications in neurology and oncology	France
IASOcholine	Our licensed brand name for 18F-choline (FCH)	PET tracer for detecting metastasis of prostate cancer and hepatocellular carcinoma (liver cancer)	Belgium, France, Germany, Italy, Luxembourg, Poland *
AAACholine	Our brand name for 18F-choline (FCH)	PET tracer for detecting metastasis of prostate cancer and hepatocellular carcinoma (liver cancer)	France
MIBITEC/Adamibi	Our brand names for a generic version of a widely-used SPECT cardiac imaging agent	SPECT tracer for myocardial exploration, localization of parathyroid tissue and breast cancer diagnosis	MIBITEC: Austria, France, Germany, Luxembourg, Poland, Slovenia Adamibi: Greece, Italy
Leukokit	Medical device for the separation and labeling of autologous leukocytes	Identifies sites of infection or inflammation in the body	CE mark: can be commercialized throughout Europe

* only countries to which AAA delivers the products are listed

Leading PET Product — Gluscan

Gluscan, which includes Gluscan 500 and Barnascan, is our leading PET product. Its active ingredient is FDG, the most widely used PET tracer. Gluscan contains a radioactive marker that enables the detection of a number of conditions in oncology, neurology, cardiology and inflammatory and infectious disease. We have marketing authorizations for Gluscan in Belgium, France, Germany, Italy, Luxembourg, Poland, Portugal, Spain and Switzerland.

We manufacture and organize distribution for Gluscan from our production sites in France, Italy, Portugal and Spain. Gluscan addresses a growing market in Europe and is currently our top-selling product, accounting for approximately 70.3% of the sales from our PET portfolio and 47.5% of total sales for the year ended December 31, 2015 and 66.8% of the sales from our PET portfolio and 46.8% of total sales for the year ended December 31, 2014. We are a leading supplier of FDG in Europe, and develop, manufacture and distribute our FDG products in an integrated fashion through our operating facilities, enabling reliable production, service and delivery to nuclear medicine end-users.

Because the market for PET products is growing and is expected to continue to grow, we expect to increase our capacity to produce Gluscan to meet potentially increasing demand at a local level and to possibly address new geographical markets. We are in the process of qualifying a new production site in Murcia (Spain), which is expected to be operational in the second half of 2016.

Other PET Products

We also manufacture and market IASOflu, which images bone metastases; IASOdopa, which can help diagnose Parkinson’s disease and tumors in certain indications; and IASOcholine, which can help diagnose prostate cancer. Each of these products is under an exclusive license from IASON, an Austrian manufacturer of F-18 products. We manufacture these three F-18 molecules at production sites in France and/or Italy. Our license agreement with IASON covers France, Spain, Belgium, Luxembourg, the Netherlands and parts of Switzerland and Italy. This license agreement is further described under “—Licensing—IASON Know-How and Trademark License Agreement.”

We have developed our own F-18 DOPA product, DOPAVIEW, as well as our own FCH product. They both received regulatory approval in France on September 16, 2015 and have been submitted for approval in Switzerland. Our plan is to gradually submit both product candidates for approval in all other European countries where we have production sites.

We intend to reinforce our strong position in the growing PET market in Europe by adding to our portfolio of PET products and extending our geographical coverage through both internal growth and selective acquisitions.

SPECT Products

MIBITEC and Adamibi

MIBITEC and Adamibi are our brand names for a generic version of a widely-used SPECT cardiac imaging agent, Tetrakis (2-methoxyisobutyl isonitrile) copper (I) tetrafluoroborate. They are approved for myocardial exploration, localization of parathyroid tissue and breast cancer diagnosis. MIBITEC was first launched in France in late 2010 and its marketing authorization has been extended to Austria, Germany, Poland, Luxembourg and Slovenia. We also market it in Greece and Italy under the name Adamibi. We intend to expand our sales of MIBITEC and Adamibi by selling them in new markets and are currently seeking marketing authorizations for MIBITEC and Adamibi in other European countries.

Leukokit

Leukokit is a registered single-use medical device that contains all the necessary materials (with the exception of the radiopharmaceutical agent) to carry out separation and labeling of autologous leukocytes. The resulting labeled leukocytes are administered to patients to identify sites of infection or inflammation in the body. The use of Leukokit simplifies the procedure for identifying such sites and improves the operator’s safety and the microbiological quality of the labeled cell preparation. Its use only requires a bench centrifuge, basic equipment often present in laboratories, enabling radiolabeling without expensive equipment. Leukokit meets the essential requirements of all relevant European Medical Device Directives and carries the CE-mark, a legal requirement permitting the marketing of a medical device throughout the European Union.

Strategic Relationships

We manufacture several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. These contract manufacturing agreements enable us to optimize our production capacity and leverage our core strengths in the manufacture of radiopharmaceuticals and our experience in organizing their distribution. These relationships demonstrate that our expertise and the strength of our production network position us as a key MNM player in Europe, and we intend to build on these relationships to explore additional opportunities with these partners. We also intend to seek new partners in the pharmaceutical industry.

We also work with Bracco to advance Cardiogen, an existing product in the Bracco portfolio that is already approved for the U.S. market, through the trials and regulatory approvals required to commercialize Cardiogen in new markets in Europe. On September 18, 2015, we received a positive opinion from Swiss regulatory authorities on the last variation needed to commercialize this product in the territory.

Marshall Isotopes Enriched Water

We acquired Marshall Isotopes Ltd., or Marshall, as part of a cost control and vertical integration strategy, since Marshall was one of only seven suppliers of enriched water — an essential component in the production of radiopharmaceuticals — in the world. We have recently increased the capacity of Marshall’s enriched water production facilities to 150 kilograms as of July 31, 2015, from 90 kilograms in June 2011 when we first acquired the company. This capacity expansion was achieved through an investment program of  €1.2 million (US$1.3 million) by building two new lines of production. We sell all excess production that we do not require for our own radiopharmaceutical production pursuant to short-term and long-term contracts in Australia, Canada, China, Hong Kong, Japan, New Zealand, Singapore, South Korea, the United States and several countries in the European Union. We expect to continue to sell excess enriched water in the future.

IDB GroupLutetium 177

We acquired the IDB Group in January 2016 as part of cost-control and vertical integration strategy, since IDB was one of our two providers of Lu-177 for Lutathera. The IDB Group includes is a leading manufacturer of Lutetium 177 (Lu-177). IDB produces, markets and sells Lu-177 under the brand name LuMark®, and has established this product as the leading brand of Lutetium 177 worldwide. LuMark® is the only Lu-177 product to have received European Marketing Authorization. Owning the IDB Group will help AAA maintain a reliable supply of Lu-177 for the production of Lutathera and AAA’s future product candidates. The current capacity of the IDB is a weekly production yield of 7 TBq (5 production days and 2 targets per day for 10 targets per week). The facility operates today on average at 30% of its production capacity.

Our Competition

We are engaged in sectors of the radiopharmaceutical and pharmaceutical industry that are competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical, radiopharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that aim to diagnose and treat serious conditions affecting patients. The diagnostic and therapeutic products and product candidates that they develop and/or produce may target the same conditions and cancers our products and product candidates aim to diagnose and/or treat. Our products face competition in the field of MNM and we expect our product candidates, if approved, to face significant and increasing competition as new products enter the MNM market from competitors that have been or will be able to overcome the MNM market’s barriers to entry, and as advanced technologies become available.

Our product candidates are expected to face competition based on their safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, our marketing, sales and service capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining regulatory approval for products or gaining acceptance for the same markets that we are targeting. If one or more of our competitors is “first to market” with a product that competes with one of our product candidates, such as Lutathera or Somakit, our competitive position could be compromised because it may be more difficult for us to obtain marketing approval for that product candidate and/or successfully market that product candidate as a second product to market, in particular because we will not benefit from orphan drug market protections.

Therapeutics

Our lead therapeutic candidate, Lutathera, is the first ever radiopharmaceutical product candidate to have completed an European and U.S. Phase 3 clinical trials for the treatment of progressive midgut NETs. However, Lutathera faces competition from existing cancer treatments, including standard chemotherapy treatments that are not approved for the midgut NET indication. Competing drugs that target the same or similar NETs targeted by Lutathera (though they are not approved for the same indication as Lutathera) include Sandostatin® and Afinitor®, both from Novartis, Somatuline® from Ipsen and Sutent® from Pfizer.

We may also face competition in midgut NET treatment from conventional oncology therapies and existing approaches, such as cytotoxic therapy and molecular targeted therapy from established healthcare and pharmaceutical companies, such as Ipsen (Somatuline®), Novartis (Sandostatin LAR®, Afinitor®), Pfizer (Sutent®), Roche (Avastin®, Octreolin®) and Lexicon (LX1032®). We will compete with such companies both in terms of efficacy and on the basis of price. While we believe our therapeutic approaches have significant advantages compared to conventional approaches, we may still face competition from conventional approaches for reasons of cost or familiarity of hospitals and doctors with existing treatments. However, if approved, we believe that Lutathera would be the first product indicated for the treatment of progressive midgut NETs where existing treatments fail to halt patient progression.

PET

Because PET products have a short shelf life of approximately ten hours, our competition is limited to companies and organizations with manufacturing infrastructure located within a distance that allows for rapid delivery to nuclear medicine facilities. We face competition in the field of PET from other manufacturers of PET products, principally IBA Molecular, our main competitor in the European MNM market due to its significant know-how, manufacturing capacity and geographic presence. We also face competition in the field of PET diagnostic products from smaller suppliers who operate within specific geographic areas.

SPECT

We face competition in the field of SPECT from a greater number of SPECT manufacturers than we do in PET, given the more established and widespread use of SPECT imaging. Our competitors include both large healthcare companies such as GE Healthcare and IBA Molecular, and smaller diagnostic imaging companies.

Licensing

We have entered into various licensing agreements related to certain of our products and product candidates. We summarize the principal licensing agreements below.

Somatostatin Analogue License Agreement

In June 2007, we entered into the Somatostatin Analogue License Agreement, pursuant to which we received a worldwide, irrevocable, non-exclusive license to develop, make, use, sell and distribute certain products related to patents pertaining to labeled somatostatin analogues. We may sublicense our rights under the agreement, subject to the counterparty’s right to disapprove and block a proposed sublicense.

Financial Terms

We are obligated to pay a low single-digit royalty on net sales of Lutathera for the longer of  (i) the period that the use or sale of Lutathera is covered by a valid patent licensed under the agreement, or (ii) ten years from first commercial sale, in each case on a country-by-country basis.

In addition, we are obligated in turn to pay Erasmus a low single-digit percentage royalty on net sales of Lutathera in exchange for the exclusive rights to use certain data of Erasmus relating to Lutathera. This royalty is capped based on the number of clinical trials required by the FDA (if the FDA was to require more than one pivotal Phase 3 trial for Lutathera), with a current maximum of  €2.0 million (US$2.2 million).

Supply Obligations

In the event that Lutathera is approved for patient use by Erasmus, we are required to supply Lutathera for all of Erasmus’ product needs at the best price at which the product is sold in the European Union.

Term and Termination

The agreement, unless terminated earlier by either party, will remain in effect on a country-by-country basis until our payment obligations expire for each applicable country. The agreement provides that either party may terminate the agreement if the other party willfully breaches the agreement and does not cure such breach within 90 days, or such additional time as may be reasonably necessary to rectify the breach, after receiving written notice of such breach. Additionally, only if required by law, either party may terminate the agreement in the event of the other party’s insolvency, bankruptcy or related events or proceedings.

Mallinckrodt License Agreement

We are party to a license agreement with Mallinckrodt under which we have an exclusive, worldwide license (with the right to sublicense) to patents owned by Mallinckrodt to develop, manufacture and commercialize a Lu-177 radiolabeled somatostatin peptide analogue compound for radio-therapeutic and dosimetric use in the field of oncology. We are currently developing our product candidate Lutathera under this Mallinckrodt license.

Financial Terms

We are obligated to make quarterly royalty payments to Mallinckrodt calculated at a percentage in the low teens of our net sales of Lutathera for the preceding quarter through January 1, 2020. We will not have to make royalty payments on sales of Lutathera in any country where a court of competent jurisdiction has ruled that the licensed Mallinckrodt patents are invalid.

Diligence and Manufacturing Obligations

We must use commercially reasonable efforts to develop and commercialize Lutathera and are responsible for manufacturing Lutathera in accordance with good manufacturing practices to meet the requirements for development and patient use following the first commercial sale of Lutathera.

Term and Termination

The license agreement, unless terminated earlier by either party, will remain in effect through January 1, 2020. The agreement provides that either party may terminate the agreement in the event of the other party’s insolvency, bankruptcy or related events or proceedings, or if the other party materially breaches the agreement and does not cure such breach within 90 days after receiving written notice of such breach. Upon expiration or termination of the license agreement, our license to Mallinckrodt’s patents will terminate and will revert to Mallinckrodt.

In the event that Mallinckrodt terminates the agreement pursuant to its terms, we must assign Mallinckrodt our rights to third-party sublicenses under the agreement and, at Mallinckrodt’s election, transfer certain inventory and packaging at cost, as well as marketing authorizations and data related to Lutathera. We must also grant Mallinckrodt an exclusive royalty-bearing, worldwide license, and right to sublicense, in and to certain intellectual property rights, know-how and clinical data owned or licensed by us relating to a Lu-177 radiolabeled somatostatin peptide analogue for radio-therapeutic and dosimetric use in the field of oncology and a right of first offer within 90 days after the termination on the sale of our Lutathera-related manufacturing assets, including related intellectual property and, if exercised, a right to better any subsequent third-party offer for a period of 12 months following the date of termination.

IASON Know-How and Trademark License Agreement

In January 2009, we entered into a license agreement with IASON under which we received an exclusive license to use:

•	IASON’s know-how relating to IASOcholine, IASOflu and IASOdopa, or the Licensed Products, for the purpose of manufacturing and selling the Licensed Products in France, Spain, Belgium, Luxembourg, the Netherlands, certain areas of Switzerland and certain areas of Italy (except for IASOcholine, which is not licensed to us in Italy, and IASOflu, which is licensed to us on a non-exclusive basis in certain regions of Italy); and

•	certain of IASON’s trademarks in relation thereto.

Under the terms of the license grant, we may not sublicense any of our licensed rights, manufacture the Licensed Products for sale outside the territories described above or sell the Licensed Products outside such territories without the prior consent of IASON. IASON is entitled to manufacture, commercialize or use any Licensed Products manufactured through the use of any improvements to IASON’s know-how made by us, by way of a nonexclusive, worldwide, royalty-free license.

IASON also provided us with certain pharmaceutical and technical information and documentation and support in the installation of technical equipment necessary for the production of the Licensed Products.

Financial Terms

Under the agreement, we currently pay IASON royalties for every batch of the Licensed Products that we produce. The fee per batch varies by product, with a maximum of  €600 (US$662). Payment is to be made within 60 days following the end of every quarter.

Diligence and Manufacturing Obligations

We must produce escalating minimum quantities of each of the licensed products within the agreed territory for each year of the agreement. We must also use our best efforts to exercise our license right to start production without delay and to carry out appropriate advertising and marketing activities to promote the sales of the Licensed Products.

Term and Termination

The license agreement, unless terminated earlier by either party, will remain in effect for an initial period of five years and thereafter for successive periods of one year each. Either party may terminate the agreement by the end of the initial period or any subsequent period by giving the other party nine months’ notice.

In addition, IASON may terminate the agreement without prior notice in the event that we do not achieve the agreed minimum quantities described above, have lost our legal basis for pharmaceutical production, do not fulfill essential obligations under the agreement despite a written warning, file a nullity suit against a contractual property right or are subject to insolvency proceedings. The agreement also provides that either party may terminate the agreement if the other party breaches the agreement and does not cure such breach within 30 days after receiving notice of such breach.

Upon termination of the agreement for any reason, our license from IASON to make and sell the Licensed Products will terminate, except that we are entitled, for a period not to exceed six months after the termination date of the agreement, to manufacture the Licensed Products to the extent necessary to satisfy contractual obligations with customers that we accepted prior to termination.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products, product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect the products, product candidates, proprietary processes and other inventions that we believe are important to the development of our business by, among other methods, filing patent applications and maintaining, defending and enforcing issued patents in Europe, the United States and various other foreign jurisdictions. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. For more information, please see “Item 3. Key Information—D. Risk Factors—Intellectual Property, Licensing Dependence and Information Technology Risks.”

With respect to our products Gluscan, IASOflu, IASOdopa and IASOcholine, we rely on a combination of marketing authorization and owned and licensed know-how, technology and trademarks to maintain our competitive advantage. We hold a trademark registration for GLUSCAN in France and as an international registration under the Madrid system. We also license trademark registrations for IASOFLU, IASODOPA and IASOCHOLINE in Austria, Germany, France, Hungary, Italy and the Czech Republic. These products are not currently covered by any issued patents or pending patent applications in any jurisdictions.

As of March 2016, we owned or exclusively licensed a total of approximately 73 issued patents and 15 patent applications covering certain aspects of Lutathera, Annexin V-128 and Somakit in various jurisdictions throughout the world, including original filings, continuations and divisional applications. Our owned and licensed patents and patent applications relating to these key product candidates are described below:

•	Lutathera. Our exclusively-licensed patents related to Lutathera, including 34 patents in various jurisdictions throughout the world, excluding the United States and including the European Union, Canada and Japan, cover radiolabeled peptide compositions targeting somatostatin receptors for the therapeutic treatment of tumors and are expected to expire on June 6, 2016. Due to the limited duration of our licensed patent rights covering Lutathera, we believe that you should not ascribe any material value to such patents.

•	Annexin. Our licensed patents related to Annexin V-128, including 5 U.S. patents and 12 patents in various other jurisdictions throughout the world, including the European Union and Japan, cover an in vivo method of imaging pain and cell death by use of a radioisotope-labeled Annexin and are expected to expire between April 29, 2018 and October 5, 2029 in the United States and between April 28, 2018 and April 3, 2022 in all other jurisdictions.

•	Somakit. Our 22 issued patents and 12 patent applications in various other jurisdictions throughout the world (including one U.S. patent application) related to Somakit, if issued, would cover a process wherein the Ga-68 is effectively complexed by a chelator-functionalized molecule in an aqueous buffer of formic acid/format and in the presence of compounds capable of chelating metal cations. The issued patents are expected to expire between August 12, 2031 and August 10, 2032, and the patent applications, if issued, would be expected to expire in 2032.

In addition to Lutathera, Annexin V-128 and Somakit, our portfolio includes approximately 24 families of patents and patent applications covering certain aspects of our other MNM products, product candidates and discovery programs. Each patent family typically consists of patents and patent applications in the European Union, as well as broadly equivalent patents and patent applications in various other key jurisdictions, including, for example, the United States, France, the United Kingdom, Italy, Spain, Poland, Portugal, Switzerland, Germany and Canada. We expect these other issued patents and patent applications, if issued and if the appropriate maintenance, renewal, annuity and other government fees are paid, to expire between 2020 and 2034, before taking into account any potential adjustments, terminal disclaimers, extensions or other market exclusivity that may be available to us.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. The term of a European patent is 20 years from its filing date. In the United States, a patent’s term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent.

The term of a European patent covering a product or method of manufacture or use that requires national marketing authorization is subject to extensions on a country-by-country basis among the contracting states under the EPC. In general, only the specific molecule that receives marketing authorization (and the formulation of which is well-described in its patent) can receive extended protection. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive marketing authorization, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions. For more information, please see “—Regulation—United States—Hatch-Waxman Amendments to the FDCA” and “— Regulation—European Union.”

We may rely, in some circumstances, on trade secrets and know-how to protect our technology. However, trade secrets can be difficult to preserve. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Our Customers

The customers for our products include public and private hospitals, universities, third-party research laboratories, clinical centers and pharmaceutical companies. None of our customers accounts for 10% or more of our sales, with our most significant customer accounting for 3.2% and 4.2% of our sales and our top ten customers accounting for a combined total of 16.0% and 18.3% of our sales for the year ended December 31, 2015 and for the year ended December 31, 2014, respectively.

As of December 31, 2015, we had over 200 unique PET customers, representing over 67% of our sales. We also have over 200 customers for SPECT and other MNM products. Our radiopharmaceutical customers are handled by key account managers who accompany them and act as advisers for hospital personnel and any others involved in patient management.

Other Contracts

BioSynthema Sale and Purchase Agreement

We acquired BioSynthema in 2010, pursuant to a sale and purchase agreement with the BI Shareholders, under which we acquired 100% of BioSynthema’s shares.

Financial Terms

The acquisition price is primarily performance-based. The initial consideration consisted of a cash payment of  €0.4 million (US$0.4 million) and payment of ordinary shares having an aggregate market value of  €2.3 million (US$2.5 million), as well as three potential milestone payments. Each milestone payment consists of  €0.4 million (US$0.4 million) in cash and ordinary shares having an aggregate market value of  €2.3 million (US$2.5 million), for a total possible acquisition price of  €1.5 million (US$1.6 million) in cash and €9.2 million (US$10.0 million) in ordinary shares.

We made the first milestone payment in October 2012 when the FDA and the EMA approved the initiation of Phase 3 clinical trials for Lutathera. The second milestone is payable when Lutathera has obtained both EMA market authorization and FDA approval. The final milestone is payable when the global aggregate commercial net sales of Lutathera or a substitute product, each as defined in the agreement, have reached €10 million (US$10.9 million). The number of our ordinary shares to be issued in the remaining two milestone payments is calculated by dividing the payment owed by the market price of our ordinary shares when payment is due.

The agreement also requires that we pay an additional contingent consideration (consisting of a royalty) to the BI Shareholders calculated at a low- to mid-single-digit percentage of annual net sales of Lutathera, if our gross profit margin (with respect to sales of Lutathera or a substitute product), as defined in the agreement, within that year exceeds 30%. The percentage paid depends on the amount of net sales, and will be paid until the earlier of  (i) ten years following our first commercial sale (as defined by the FDA and/or the EMA) of Lutathera or (ii) ten years following the first commercial sale of any substitute product that we manufacture. Payment is due within 90 days following the end of each fiscal year.

IEL Share Purchase Agreement

We purchased IEL in February 2014 pursuant to a share purchase agreement with IEL Holdco, or the Seller, and its warrantors, or the IEL Warrantors, under which we acquired 100% of the share capital of IEL.

Financial Terms

In connection with the agreement, we paid 294,743 of our ordinary shares having an aggregate market value of €1.5 million (US$1.6 million) to the Seller, and paid €0.4 million (US$0.4 million) in cash in May 2014 to the Seller to compensate the Seller for IEL’s positive net financial position at a specified date. There are no further payments to be made to the Seller.

Other Provisions

In order for us to retain the important services of senior executives at IEL, the agreement provides for the continued service of certain IEL executives in their existing roles for a minimum period of one to three and a half years, depending upon the particular executive. In addition, under the agreement, the Seller agreed that it will not sell, transfer or otherwise dispose of or encumber any of our ordinary shares issued to it in satisfaction of the purchase price for 24 months without our prior written consent.

Atreus Purchase Agreement

In December 2014, we acquired the remaining 49.9% of Atreus that we did not already own to become its sole owner pursuant to a share purchase agreement with Atreus Holdco. We paid an upfront cash payment for the acquisition and are obligated to pay additional anniversary payments to Atreus Holdco, as well as milestone payments in connection with obtaining potential EMA marketing authorizations or FDA approvals for Annexin V-128. If we obtain such marketing authorization or approval, respectively, we will be obligated to pay a low single-digit percentage royalty on global sales of Annexin V-128 for ten years thereafter.

Pierrel Service Agreement

We are party to a service agreement with Pierrel Research Italy S.p.A., or Pierrel (now part of Therametrics holding AG, or Therametrics), pursuant to which Pierrel provides us with clinical research services, in particular packaging and logistics, in support of our pivotal Phase 3 trial for Lutathera.

Financial Terms

We are obligated to pay Pierrel according to a cost grid provided in the agreement for the various packaging and logistic services that Pierrel provides, depending on the service and subject to certain assumptions, on an ongoing basis through the completion date of our Phase 3 trial. In connection with this agreement and raw materials provided by Pierrel, we paid Pierrel €6.3 million (US$6.8 million) during the year ended December 31, 2015, €5.1 million (US$5.5 million) during the year ended December 31, 2014 and €2.6 million (US$2.8 million) during the year ended December 31, 2013.

FRI License Agreement

We entered into an exclusive license agreement with FRI in June 2015, under which we provided FRI and its affiliates an exclusive, royalty-bearing license, without the right to sublicense, under certain patent rights, know-how and trademarks to develop, commercialize and sell Lutathera in Japan for the treatment of tumors bearing somatostatin receptors, including NETs, for an initial term that commenced in June 2015 and will continue until ten years after the granting of the first marketing authorization for Lutathera in Japan. Pursuant to the license agreement, we are eligible to receive a royalty on net sales, at a percentage ranging from the low single digits to the low teens. We are also eligible to receive under the agreement milestone payments in an aggregate of up to €4.5 million (US$ 4.9 million) depending upon receipt of marketing authorization for Lutathera in Japan and based upon FRI reaching specified levels of annual sales of Lutathera in Japan. During the initial term, either party may terminate upon prior written notice upon the other party’s material breach, insolvency, or failure to achieve certain diligence obligations. We can terminate the agreement upon prior written notice in the event of change of control in FRI under certain circumstances. After the initial term, the agreement will be automatically renewed for successive two year periods unless either party gives written notice of termination a specified number of days prior to the expiration of the then-current term or terminated by either party upon prior written notice for breach, subject to a cure period.

Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of any drugs and in ongoing R&D activities. Our products are subject to rigorous preclinical and clinical trials and other pre-marketing approval requirements by the FDA, the EMA and other regulatory authorities in the United States, the European Union and in other jurisdictions. A process of managing a product during the course of its life cycle is performed after any approval in order to keep up to date any EMA marketing authorization and/or FDA approval, touching on three focus areas: quality, safety and efficacy. Our departments of regulatory affairs, pharmacovigilance, quality and medical information are dedicated to monitoring post-marketing activities in line with the safety profiles of our products and the applicable regulations.

United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and regulations implemented by the agency. If we fail to comply with the applicable United States requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include, but are not limited to, the FDA’s refusal to allow us to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

Approval of Drugs

The process required by the FDA before a drug may be marketed in the United States generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA’s Good Laboratory and Good Manufacturing Practice regulations, as applicable;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication, conducted in accordance with federal regulations and GCPs;

•	submission of data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

•	submission to the FDA of a NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

•	potential FDA audit of the non-clinical and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

The testing, collection and submission of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing our products.

Preclinical Studies and IND Application

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin. Submission of the IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. If the FDA raises concerns or questions either during this initial 30 day period, or at any time during the IND process, the FDA may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the FDA have notified the company that investigations may proceed. This could cause significant delays or difficulties in completing planned clinical studies in a timely manner.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. An IRB must also review and approve the clinical trial before it can begin and monitor the study until it is completed. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects and the possible liability of the institution. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time or impose sanctions for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects are being exposed to an unacceptable health risk. Clinical trials must be conducted in compliance with federal regulations, including regulations related to informed consent and in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, determine the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trial.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

In some cases, the FDA may condition approval of a NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of approval for products.

New Drug Application

The results of product candidate development, preclinical testing and clinical trials are submitted to the FDA as part of a NDA. The NDA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or the PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process is often significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests, or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

At the conclusion of the FDA’s review, it will issue either an approval letter or a complete response letter. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable and there are no outstanding issues, the FDA will issue an approval letter. If the application is not approved, the FDA will issue a complete response letter, which generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Such resubmissions are classified under PDUFA as either Class 1 or Class 2. The classification of a resubmission is based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has two months to review a Class 1 resubmission and six months to review a Class 2 resubmission. The FDA will not approve an application until issues identified in the complete response letter have been addressed. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter.

The FDA may also refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of the advisory committee, but it generally follows such recommendations. The FDA may withdraw a drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require further testing, including Phase 4 clinical trials, and surveillance programs to monitor the effect of approved drugs which have been commercialized. The FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to a drug, including changes in indications, labeling or manufacturing processes or facilities, a sponsor is required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or the conduct of additional preclinical studies and clinical trials.

Breakthrough Therapy Designation

Breakthrough therapy designation is intended to expedite the development and review of products for serious and life-threatening conditions. Preliminary clinical evidence must demonstrate the drug may have substantial improvement over other available therapy. This designation conveys all of the same features of fast track designation, as well as more intensive FDA guidance throughout the development program. This guidance can include meetings throughout the development cycle, providing timely advice to ensure both the nonclinical and clinical programs are as efficient as practicable, and includes involvement of senior managers and experienced staff in cross-disciplinary and collaborative reviews. In general, sponsors must apply for breakthrough therapy designation, although the FDA may suggest to the sponsor that they consider submitting a request for the designation.

Fast Track Designation

The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new product candidate may request the FDA to designate the product candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

If fast track designation is obtained, the FDA may initiate review of sections of a NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the PDUFA, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Lutathera has been granted Fast-Track designation by the U.S. Food and Drug Administration. Fast-Track is designed to facilitate the development of and expedite review of, product candidates that treat serious conditions and fill an unmet medical need.

In some cases, either a breakthrough therapy or a fast-track-designated product candidate may also qualify for one or more of the following programs:

Priority Review.   Under FDA policies, a product candidate is eligible for priority review, or review within six months from the time a complete NDA is accepted for filing, if the product candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. Under PDUFA, the FDA is further entitled to take 60 days to determine that an application is sufficiently complete to allow the filing, therefore a priority review timetable may be 60 days before acceptance plus review. We cannot guarantee any of our product candidates will receive a priority review designation, or, if such a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately grant approval.

Accelerated Approval.   Under the FDA’s accelerated approval regulations, the FDA is authorized to approve product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses, and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

When appropriate, we intend to seek breakthrough therapy, fast track designation, priority review or accelerated approval for our products. We cannot predict whether any of our products will obtain a breakthrough therapy, fast track designation, priority review or accelerated approval or the ultimate impact, if any, of these programs on the approval process, on the timing, or the likelihood of FDA approval of any of our product candidates.

Orphan Drug Designation

Orphan drug designation in the United States is designed to encourage sponsors to develop drugs intended for rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the United States.

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the drug’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. The Office of Orphan Products Development, or OOPD, at the FDA is responsible for designating drugs as orphan drugs based on acceptable confidential requests made under the regulatory provisions. The drug must then go through the new drug approval process like any other drug. Orphan drug designations are decided solely by the OOPD staff, but the OOPD occasionally will request opinions from the Center for Drug Evaluation and Research, especially when dealing with issues such as the appropriateness of the requested indication or the scientific rationale described by the sponsor.

A sponsor may request orphan drug designation of a previously unapproved drug or new orphan indication for an already marketed drug. In addition, a sponsor of a drug that is otherwise the same drug as an already approved drug may seek and obtain orphan drug designation for the subsequent drug for the same rare disease or condition if it can present a plausible hypothesis that its drug may be clinically superior to the first drug. Clinical superiority can be demonstrated on the basis of superior safety, superior efficacy, or a major contribution to patient care. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

Lutathera, 68Ga-DOTATATE and 68Ga-DOTATOC were each granted orphan drug designation in the United States.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the drug has been designated. The FDA could approve a second application for the same drug for a different use or a second application for a clinically superior version of the drug for the same use. The FDA cannot, however, approve the same drug made by another manufacturer for the same indication during the market exclusivity period absent a demonstration of clinical superiority unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

Hatch-Waxman Amendments to the FDCA

In addition, under the FDCA, as amended by the Hatch-Waxman Amendments, a drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety. Under sections 505(c)(3)(D)(ii) and 505(j)(5)(D)(ii) of the FDCA, as amended by the Hatch-Waxman Amendments, the first applicant to gain approval of a NDA for a new chemical entity may, in the absence of patent protections, be eligible for five years of market exclusivity in the United States following regulatory approval.

During the five-year exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA, submitted by a competitor for another version of such drug, where the applicant does not own or have a legal right of reference to all the data required for approval. Protection under the Hatch-Waxman Amendments will not prevent the filing or approval of another full NDA, but the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Amendments also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplements to existing NDAs if new clinical investigations are essential to the approval of the applications, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs filed by competitors for drugs containing the original active agent or uses not protected by the exclusivity.

The Hatch-Waxman Amendments also permits a patent restoration term of up to five years as compensation for the portion of a drug’s patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a NDA, plus the time between the submission date of a NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may consider applying for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

Post-approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, a manufacturer is required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. Manufacturers are required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, NDA holders and third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP and other regulatory requirements. Discovery of problems with a product after approval for marketing may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

European Union

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy and proposed indications as well as detailed information on the pharmaceutical development, manufacturing process and controls;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Pharmaceutical development and Preclinical Studies

Pharmaceutical development activities include laboratory evaluations of product chemistry, formulation and stability. Preclinical tests include studies to evaluate pharmacology, pharmacokinetics and toxicology in animal models, in order to assess the potential safety and efficacy of the product and gather essential data required for first-in-human studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Application

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of a European Union member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the CTA in that country.

Efforts are being made by the regulators and related stakeholders to implement the new clinical trial regulation (Regulation EU No 536/2014) which will become applicable not earlier than May 28, 2016.

Clinical drug development is often described as consisting of four temporal phases (Phase 1 – 4), see EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

•	Phase 1 (Most typical kind of study: Safety and Pharmacokinetics);

•	Phase 2 (Most typical kind of study: Therapeutic Exploratory);

•	Phase 3 (Most typical kind of study: Therapeutic Confirmatory); and

•	Phase 4 (Variety of Studies: Therapeutic Use).

Studies in Phase 4 are all studies (other than routine surveillance) performed after drug approval and related to the approved indication.

The phase of development provides an inadequate basis for classification of clinical trials because one type of trial may occur in several phases. The phase concept is a description, not a set of requirements. The temporal phases do not imply a fixed order of studies since for some drugs in a development plan the typical sequence will not be appropriate or necessary.

Manufacturing of investigational products is subject to the holding of authorization and must be carried out in accordance with cGMP.

Health Authority Interactions

During the development of a medicinal product and life cycle management of a product, frequent interactions with the EU regulators are vital to make sure all relevant input and guidelines/regulations are taken into account in the overall program. We have established an ongoing dialogue with the EMA and certain national authorities by making use of the mechanisms that exist for interaction and input. We also manage the timing and communication about any process improvement, production site additions or safety variations, which is crucial for our business in addition to being important information to provide to patients and/or stakeholders.

Available Authorization Procedures

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

•	Centralized authorization procedure. Certain drugs, such as those defined as medicinal products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted, is automatically valid in all European Union member states. The EMA and the European Commission administer the centralized authorization procedure.

•	Pursuant to Regulation 726/2004, this procedure is mandatory for:

•	medicinal products developed by means of one of the following biotechnological processes:

•	recombinant DNA technology;

•	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

•	hybridoma and monoclonal antibody methods;

•	advanced therapy medicinal products as defined in Article 2 of Regulation 1394/2007 on advanced therapy medicinal products;

•	medicinal products for human use containing a new active substance which, on the date of entry into force of this Regulation, was not authorized in the European Union, for which the therapeutic indication is the treatment of any of the following diseases:

•	acquired immune deficiency syndrome;

•	cancer;

•	neurodegenerative disorder;

•	diabetes;

•	auto-immune diseases and other immune dysfunctions;

•	viral diseases; and

•	medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients at a European Community level.

Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, to adopt an opinion as to whether a marketing authorization should be granted. In practice the process takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. The opinion produced by the CHMP is sent to the European Commission and used in reaching the final decision.

In general, if the centralized procedure is not followed, there are three alternative procedures. If marketing authorization in only one member state is preferred, an application can be filed to the national competent authority of a member state. The other two options are a mutual recognition by European Union member states and the decentralized procedure, both under Directive 2001/83. A marketing authorization may be granted only to an applicant established in the European Union.

•	Mutual recognition procedure. If an authorization has been granted by one member state, or the Reference Member State, an application may be made for mutual recognition in one or more other member states, or the Concerned Member State(s).

•	Decentralized procedure. The third option is the decentralized procedure. The decentralized procedure may be used to obtain a marketing authorization in several European member states when the applicant does not yet have a marketing authorization in any country.

•	National procedure. Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. Furthermore, this marketing authorization is not based on recognition of another marketing authorization for the same product awarded by an assessment authority of another member state. The national procedure can also serve as the first phase of a mutual recognition procedure.

It is not always possible for applicants to follow the national procedure. In the case of medicinal products in the category for which the centralized authorization procedure is compulsory, that procedure must be followed. In addition, the national procedure is not available in the case of medicinal product dossiers where the same applicant has already obtained marketing authorization in one of the other European Union member states or has already submitted an application for marketing authorization in one of the other member states and the application is under consideration. In the latter case, applicants must follow a mutual recognition procedure.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Accelerated Assessment Procedure

When appropriate, we may seek accelerated assessment for our products being submitted under centralized procedure. When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to article 14, paragraph 9 of Regulation 726/2004.

Conditional Approval

As per Regulation EC 726/2004, Art. 14(7), a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.

Exceptional Circumstances

As per Regulation EC 726/2004, Art. 14(8), products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

We cannot predict which of our products will obtain any of such designations or predict the ultimate impact, if any, of such designations on the timing, conditions or likelihood of EMA authorization.

Period of Authorization and Renewals

Marketing authorization shall be valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called sunset clause).

Orphan Drug Designation

Regulation 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish:

•	(a)(i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Community when the application is made, or;

•	(a)(ii) that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Community would generate sufficient return to justify the necessary investment; and

•	(b) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation 847/2000 holds criteria for the designation of orphan drugs.

An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, perhaps because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of  “clinically relevant superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant to Regulation 141/2000 shall be eligible for incentives made available by the European Community and by the member states to support research into, and the development and availability of, orphan drugs.

We have applied for and been granted orphan status in the European Union for Lutathera, 68 Ga-DOTATATE and 68 Ga-DOTATOC.

Regulatory Data Protection

Without prejudice to the law on the protection of industrial and commercial property, all full applications for marketing authorization following Article 8(3) of the Directive 2001/83/EC as amended receive an 8+2+1 protection regime.

This regime consists of a regulatory data protection period of eight years commencing on the date of marketing authorization with a concurrent market exclusivity of ten years plus an additional market exclusivity of one further year if, during the first eight years of those ten years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the original sponsor beginning eight years after first approval, but the third party may market a generic version after only ten (or eleven) years have lapsed.

As indicated, additional data protection can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with European cGMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its cGMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost sales, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Community notably under Directive 2001/83 in the European Community code relating to medicinal products for human use as amended by Directive 2004/27. The applicable regulation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Life Cycle Management of a Marketed Product

After receiving marketing authorization approval, various aspects of the life cycle of a product with marketing authorization must be managed and properly undertaken. These include:

•	variations (single or grouping type IA, IB, II variations);

•	extension applications;

•	annual reassessments (in case of conditional approval or approval under exceptional circumstances);

•	certain post-authorization measures (such as post-authorization efficacy or safety studies, or PAES or PASSs, if any);

•	renewal of marketing authorization (after five years in the European Union);

•	Article 46 pediatric study submissions;

•	periodic safety update reports, or PSURs;

•	marketing and cessation notifications, where required;

•	sunset clause monitoring; and

•	product information review and confirmation.

Pharmacovigilance

The pharmacovigilance system in the European Union operates with the management and involvement of regulatory authorities in member states, the European Commission and the EMA. In some member states, regional centers are in place under the coordination of the national competent authority.

Within this system, the EMA’s role is to coordinate the EU pharmacovigilance system and to ensure the provision of advice for the safe and effective use of medicines.

Updated pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was adopted by the European Parliament and European Council in December 2010. The legislation was the biggest change to the regulation of human medicines in the European Union since 1995. It has significant implications for applicants and holders of EU marketing authorizations.

The EMA, the EU member states and the European Commission are responsible for implementing much of the new legislation, which has been effective since July 2012. The EMA plays a key role in coordinating activities relating to the authorization and supervision of medicines, including safety monitoring, across this network.

The EMA is working with a wide range of stakeholders, including the European Commission, pharmaceutical companies, national medicines regulatory authorities, patients and healthcare professionals, to ensure effective implementation. Most of the legislation had to be implemented by July 2012.

Background to the New Legislation

A strong factor in the development of the new Directive and Regulation is the incidence of so-called adverse drug reactions, which are responses to a medicine that are “noxious and unintended.” Adverse drug reactions are estimated to cause 197,000 deaths per year in the European Union. A strengthened European safety monitoring system aims to reduce the number of adverse drug reactions.

The European Commission began a review of the European system of safety monitoring in 2005, including an independent study sponsored by the European Commission and extensive public consultation in 2006 and 2007. The resulting legislation was adopted by the European Parliament and Council of Ministers in December 2010.

The new legislation forms part of a three-piece “pharmaceutical package” and amends existing pharmacovigilance legislation contained in Directive 2001/83/ EC and Regulation (EC) No. 726/2004.

Impacts of the New Legislation on Marketing Authorization Holders

Marketing authorization applicants and holders are impacted by the legislation in a number of key areas. The legislation aims to:

•	make roles and responsibilities clear;

•	minimize duplication of effort;

•	free up resources by rationalizing and simplifying PSURs and adverse drug reaction reporting; and

•	establish a clear legal framework for post-authorization monitoring.

Examples of impacts on marketing authorization holders and applicants include:

•	EudraVigilance/adverse drug reaction reporting: Following a successful audit, marketing authorization holders submit adverse drug reaction reports only into EudraVigilance. Previously, reports went via the individual national competent authority, including reporting of medication errors that resulted in an adverse reaction.

•	Simplified safety monitoring:

•	PSURs have a single assessment for the same active substance or a combination of active substances;

•	routine PSUR reporting is no longer necessary for products with low risk or for old or established products unless concerns arise;

•	PSUR reporting is electronic following the establishment of an EU repository. PSURs are sent directly to the EMA;

•	there is a strengthened legal basis for requesting post-authorization safety studies, or PASSs, and post-authorization efficacy studies, or PAESs from the pharmaceutical industry; and

•	risk management systems are required for all newly authorized medicines.

•	Referrals: All pharmacovigilance referrals are discussed by the Pharmacovigilance Risk Assessment Committee, or PRAC, and the Committee for Medicinal Products for Human Use, or CHMP, or the Coordination Group for Mutual Recognition and Decentralised Procedures — Human, or CMDh. Opinions are adopted as a result.

•	Inspections and pharmacovigilance systems: Marketing authorization holders are required to maintain a pharmacovigilance system master file, or PSMF permanently available for submission or inspection by the national competent authority. The PSMF replaced the detailed description of the pharmacovigilance system, or DDPS.

•	Supply of medicinal product information to the EMA: Regulation 1235/2010 states that by July 2, 2012, marketing authorization holders must have submitted information to the EMA on medicinal products for human use authorized or registered in the European Union using an electronic format provided by the EMA. Marketing authorization holders are also responsible for maintaining this information once submitted.

We have also organized a governance system to facilitate the respect of ethical standards and the safety, well-being and health of volunteers and patients engaged in medical activities related to the conduct of clinical trials. These activities include clinical development, commercialization or any other related activity such as R&D, investigator-sponsored trials, investigator medicinal grants or compassionate use. The pharmacovigilance system promotes patients’ safety when using medicinal products.

Within the pharmaceutical business sector, market authorization holders and other competent authorities are responsible for ensuring that a structure is in place so that individual case safety reports are captured at a local level and properly reported into central functions. Ongoing monitoring and evaluation of reported cases are diligently performed to timely detect any early safety signals. Appropriate corrective measures are applied whenever necessary, and are covered by various quality tools, templates, record-keeping mechanisms, and other functions.

We have established multidisciplinary teams and pharmacovigilance officers and committees to oversee first-in-man studies, evaluate and decide upon amendments to clinical study protocols, assess the benefit-risk ratio of studies and other courses of action as well as major medical or medical-device-related safety matters. The latter are also addressed within the ambit of specific customer complaint quality documentation.

Quality Assurance for Radiopharmaceuticals

We have established various interrelated and controlled activities in order to work effectively and efficiently. We try to ensure that all processes required for the delivery of products by third parties and services are identified and planned. We perform and control the following tasks in connection with any project, service or production:

•	identify key processes that define the critical path of any project/service/production;

•	define their interaction, if any, supported by a risk assessment analysis;

•	ensure and assess their performance and controllability based on measurable indicators;

•	render them uniquely traceable through assigned and controlled documentation; and

•	seek to continually enrich/improve their content and performance.

Common features of our processes and sub-processes include:

•	defined and agreed starting point;

•	processed inputs based on outputs from organizations such as suppliers;

•	sequence of activities that are logically and or chronologically related;

•	processed outputs that generate added value for us and our partners;

•	defined ending point, which becomes the next input for a subsequent process;

•	assessment of process output by defining markers (e.g., key performance indicators); and

•	assignment of a process owner and clear roles and responsibilities.

Following those common features, processes are usually designed along a process chain which may be formulated throughout a product life cycle according to the research and development of a new radiopharmaceutical product; within those processes, technology transfer activities are also covered by quality control systems.

Our board of directors assumes the leadership of quality control and continual improvement as a strategic pillar of our business by establishing a corporate-level quality control structure and its implementation.

Customer satisfaction and compliance with regulatory requirements are the most fundamental aspects that our quality control systems aim to serve. By maintaining close contact with customers and interested third parties, we work to meet expectations (business contractual, technical and quality expectations) on consistent basis. Direct and indirect gauging of customer satisfaction and complaints also assists us in defining metrics and maintaining and enhancing trust and performance between all parties. Feedback from customers, informal escalation or formal complaints are all treated with care and diligence.

Dangerous Goods Transportation

All radiopharmaceutical products (except “cold” kit radiopharmaceuticals, such as certain SPECT products) are considered dangerous goods and have to respect specific regulation to be transported. Our products are transported in a specific package named package type A (UN2915) generally by road to the end-user, or by air.

Legislation governing the carriage of dangerous goods by road in particular countries and throughout Europe, adopted by 46 countries worldwide, is based on the Agreement Concerning the International Carriage of Dangerous Goods by Road. The structure is consistent with that of the United Nations Recommendations on the Transport of Dangerous Goods, Model Regulations, and the Technical Instructions for the Safe Transport of Dangerous Goods by Air (of the International Civil Aviation Organization). This agreement has been in place for over 50 years, and is amended every two years.

The law in relation to the carriage of dangerous goods by road sets out duty holders/participants with certain responsibilities. The participants with specific legal duties are the consignor, carrier, driver and vehicle crew, packer, filler, loader, unloader, tank-container/portable tank operator, consignee and the Dangerous Goods Safety Adviser, or DGSA.

Seasonality

Historically, we have not experienced material fluctuations in our sales over any quarterly period in the year.

Environmental, Health and Safety Issues

We are subject to various environmental, health and safety laws, rules and regulations, including those relating to the use, storage, treatment, release, transportation and disposal of radioactive and hazardous materials and wastes, and permitting and D&D obligations. As a result of our planned construction or acquisition of a full-scale manufacturing facility in the United States, we may be required to obtain permits or other authorizations under such laws, rules and regulation. Except as discussed below in connection with D&D, we believe that compliance with these laws, rules and regulations will not materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws, rules or regulations will have on our business, operating results or financial condition.

Some of these laws and regulations provide for liability in the event of contamination at our facilities or in connection with the transportation of our products. We could be held liable for the costs of cleanup or be subject to third-party claims, including claims for personal injury or property damage, should contamination of the environment or exposure to radioactive or hazardous materials occur. We could also be subject to, among other sanctions, significant fines for failure to comply with applicable environmental, health and safety laws and regulations.

Our facilities where cyclotrons are installed and our cyclotrons eventually will need to be decommissioned and decontaminated, and such facilities must be returned to their original state at the end of a facility’s useful life. In connection with this process, we will incur D&D costs and we have recorded a liability for such costs. We estimate the costs associated with D&D for a cyclotron-equipped production site to be approximately €0.6 million (US$0.7 million) per cyclotron. This estimate may differ based on factors such as country-specific requirements. Estimating the amount and timing of such future D&D costs includes, among other factors, making projections as to when a facility will retire or the useful life of a cyclotron.

Environmental, health and safety laws and regulations are complex, change frequently and have become more stringent over time. We cannot assure you that our costs of complying with current or future environmental, health and safety laws and regulations will not exceed our estimates or adversely affect our results of operations and financial condition. Further, we cannot assure you that we will not be subject to environmental, health and safety claims in the future.

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. As of the date of this annual report on Form 20-F, there are no material ongoing litigation, regulatory or other proceedings and we have no knowledge of any investigations by governmental or regulatory authorities in which we are a target that could have a material adverse effect on our current business. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position.

Dividends and Dividend Policy

We have not declared or paid any cash dividends on our ordinary shares and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Dividends, if any, on our outstanding ordinary shares, will be proposed by our board of directors and must be approved by our shareholders. Even if our board of directors decides to propose dividends in the future, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Subject to the requirements of French law, dividends may only be distributed from our statutory retained earnings. Moreover, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends, should we propose to declare any, may be paid for that year, until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. See “Item 10. Additional Information—B. Articles of Association—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in Euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

C.	Organizational Structure

We were incorporated as a société anonyme, or S.A., under the laws of the French Republic in 2002. Prior to our initial public offering, we were a privately owned company. We are registered in Bourg en Bresse, France. Our principal executive offices are located at 20 rue Diesel, 01630 Saint Genis Pouilly, France and our telephone number at this address is +33 (0) 4 50 99 30 70.

The subsidiaries as of December 31, 2015 are listed below:

Entity	Registered office in
Advanced Accelerator Applications SA	France
Advanced Accelerator Applications Unipessoal Lda	Portugal
Advanced Accelerator Applications Polska sp zoo	Poland
Advanced Accelerator Applications (Italy) Srl	Italy
G.I. Pharma Srl	Italy
Advanced Accelerator Applications International SA	Switzerland
Advanced Accelerator Applications (Switzerland) SA	Switzerland
Advanced Accelerator Applications GmbH (Ex - Umbra Medical AG)	Germany
Advanced Accelerator Applications Ibérica S.L.	Spain
Advanced Accelerator Applications USA, Inc. (Ex - Biosynthema Inc.)	USA
Marshel (R.R) Investments Ltd	Israel
Marshall Isotopes Ltd	Israel
Catalana De Dispensacion	Spain
Barnatron SA	Spain
Advanced Accelerator Applications Canada Inc.	Canada
Atreus Pharmaceuticals Corporation (Merged with Advanced Accelerator Applications Canada Inc.)	Canada
Eifel Property GmbH	Germany
Imaging Equipment Ltd	UK

D.	Property, Plant and Equipment

We have developed a pan-European manufacturing network with 16 production facilities (including seven with R&D capabilities) and one facility dedicated exclusively to R&D in Nantes, France. We also have two other sites under construction, including one in Millburn, NJ that we are retrofitting to enable it to produce Lutathera and one in Murcia, Spain that we acquired for purposes of manufacturing PET products. The Millburn site is expected to be operational in the first half of 2017 and the one in Murcia in the second half of 2016.Our sales and distribution network is based in 8 countries and reaches markets in 19 countries excluding IDB markets. We have a total of 25 production and R&D sites and office locations (we house two of our entities at the same offices in Geneva, Switzerland), in 14 countries.

Location	Offices Only	PET Production	SPECT Production	Enriched Water Production	Therapy	R&D
Saint-Genis-Pouilly, France (Headquarters)		x				x
Troyes, France		x
Béthune, France		x
Nantes, France						x
St. Cloud, Paris, France		x				x
Marseille, France		x				x
Colleretto Giacosa, Italy		x			x	x
Saluggia, Italy (Gipharma)			x		x	x
Meldola, Italy		x				x
Pozzilli, Italy		x
Almuna de Dona Godina, Spain		x			x
Barcelona, Spain (Barnatron)		x				x
Barcelona, Spain (Cadisa)			x
Madrid, Spain	x
Porto, Portugal		x
Lisbon, Portugal	x
Geneva, Switzerland (AAA Switzerland/AAA International)	x
Bonn, Germany		x
Warsaw, Poland		x
Baarle-Nassau, The Netherlands					x
Ravels, Belgium	x
Beer Tuvia, Israel (Marshall Isotopes)				x
Chilcompton, United Kingdom (IEL)	x
New York, USA	x
Ottawa, Canada (Atreus)	x

We believe that all of our laboratories operate according to cGMP in accordance with European regulations. In addition, two of our Italian plants, in the Ivrea and Meldola areas, have obtained approval from AIFA to produce Lutathera, qualifying them as the first industrial pharmaceutical laboratories in the world to receive approval from a central authority to produce an injectable nuclear molecular therapeutic product. These two laboratories are expected to be our main Lutathera production sites for all of Europe. Our other production sites develop, manufacture and/or sell our other existing products and product candidates.

Our production capacity and extent of utilization of our facilities is as follows:

•	PET production facilities: all sites combined are generally capable of producing up to 52 batches (at six curies of FDG, or 60 – 100 doses) per day, or between 12,000 and 13,000 batches per year, of F-18 products, with actual production estimated at approximately 75% of capacity, or approximately 9,000 to 10,000 batches. Due to the short half-life of F-18, exact capacity and utilization in terms of doses can differ significantly as a further delivery distance and more time (with resulting decay of the FDG) results in a higher dosage of FDG required in each batch produced.

•	SPECT production facilities: all sites combined are capable of producing approximately 5 million vials of SPECT product per year, with an average utilization rate of approximately 44% during the past five years, or approximately 2.2 million vials actually produced.

•	Enriched water: our enriched water facilities have a production capacity of 150 kilograms of water per year. Any enriched water which we do not immediately sell or use can be stored for short-term future sale.

•	The current capacity of the IDB facility, the company which we acquired in January 2016, is a weekly production yield of 7 TBq (5 production days and 2 targets per day for 10 targets per week). The facility operates today on average at 30% of its production capacity.

Our production and R&D resources represent what we believe to be one of our key competitive strengths, as they allow us to develop, manufacture and sell therapeutic and diagnostic products in all significant European markets while positioning us as a licensing and manufacturing partner for companies such as GE Healthcare and Eli Lilly that require qualified manufacturers for their existing and new PET products. Our manufacturing footprint is scalable. We currently manufacture Lutathera at two facilities in Italy where we have the capacity to produce commercial-scale supplies of Lutathera. We are modifying our facility in Zaragoza, Spain, in order to have an additional production site for Lutathera before the end of 2016. In order to support the commercial launch of Lutathera and to simplify our manufacturing logistics, we purchased and are currently retrofitting a site in Millburn, NJ at a cost of approximately €10.0 million (US$11.0 million), to produce Lutathera in the United States. We intend to commercialize Lutathera with our own sales force in France, Germany, Italy, Spain, Portugal, Switzerland, The Netherlands, Belgium, Canada, Poland, the United Kingdom and the United States, and with partners in other countries.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this annual report on Form 20-F, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 4. Information on the Company—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.	Operating Results

Overview

We are an innovative radiopharmaceutical company that develops, produces and commercializes MNM products. MNM is a medical specialty that uses trace amounts of radioactive compounds to treat diseases such as cancer and create functional images of organs and lesions. Our lead therapeutic product candidate, Lutathera, is a novel MNM compound that we are currently developing for the treatment of midgut NETs, a significant unmet medical need. Lutathera is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and the FDA. Lutathera was also granted Fast-Track designation by the FDA in April 2015 for the treatment of inoperable progressive midgut NETs. The FDA provides Fast-Track designation to product candidates that treat serious conditions and fill an unmet medical need in order to facilitate their development and expedite their review. In a pivotal Phase 3 trial for the treatment of inoperable progressive midgut NETs, Lutathera combined with Octreotide LAR has produced favorable initial results compared to the current standard of care, treatment with Octreotide LAR alone. Lutathera is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries, and we estimate that Lutathera has been used in over 3,000 patients to date.

Key Metrics

	Year Ended December 31,
	2015		2014	2013
	US$(1)	Euro	Euro	Euro
	(US Dollars and Euros in thousands except percentages)
Financial metrics
Sales	96,227	88,615	69,865	53,806
Year-over-year percentage increase	26.8%	26.8%	29.8%	31.8%
Operating income/(loss)	(10,353)	(9,534)	(8,599)	(1,856)
Net loss for the period	(18,461)	(17,001)	(10,803)	(12,781)
Adjusted EBITDA(2)	1,941	1,787	3,394	7,689
Adjusted EBITDA margin(2)	2.0%	2.0%	4.9%	14.3%
Net cash from operating activities	(4,122)	(3,796)	2,363	7,367
Cash and cash equivalents	129,098	118,886	45,096	13,610

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

(2)	Adjusted EBITDA and Adjusted EBITDA margin are not calculated in accordance with IFRS. A reconciliation of these non-IFRS measures to their most directly comparable IFRS-based measures along with a summary of the measures and their material limitations are included in “Item 3. Key Information—A. Selected Financial Data—Other Financial Metrics.”

We monitor the key financial and operating metrics set forth in the preceding table to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation. We discuss sales and the components of net income (loss) in “—A. Results of Operations,” Adjusted EBITDA and Adjusted EBITDA margin in footnotes 2 and 3, respectively, in “Item 3. Key Information—A. Selected Financial Data—Other Financial Metrics” and cash flows provided by operating activities in “—B. Liquidity and Capital Resources” below.

IFRS Financial Statements

We operate in a single segment. Under IFRS, income and expenses must be classified by their nature or by their function in the consolidated statements of income. We present our consolidated statements of income by nature. As a result, income and expenses are aggregated in the consolidated statements of income according to their nature, and are not reallocated among functions.

Factors Affecting Our Results of Operations

Growing Demand and Sales

Over the past few years, we have seen an increase in demand for MNM products as a result of an increased focus on tailored patient treatment. Improvements in PET and SPECT technology, as well as our manufacturing expertise and know-how, have enabled us to innovate in our development of molecular nuclear diagnostics for and molecular nuclear therapeutic treatment of serious conditions.

We realize sales from our PET and SPECT products, enriched water and product candidates, including Lutathera. We also realize sales of products and product candidates we manufacture for third parties. Sales are recognized when the following conditions are met: there is an agreement between the parties; the goods have been delivered or the services rendered; the price is fixed or can be reliably measured; and it is probable that future economic benefits from the transaction will flow to us. Rebates and discounts granted to customers are deducted from the corresponding sales.

Our total sales were €88,6 million (US$96.2 million) for the year ended December 31, 2015, €69.9 million (US$75.9 million) for the year ended December 31, 2014, and €53.8 million (US$58.4 million) for the year ended December 31, 2013. Historically, we have derived most of our sales from the sale of Gluscan, which represented 47.5%, 46.8% and 51.6% of our total sales in fiscal years 2015, 2014 and 2013, respectively. We expect that sales of Gluscan and our other PET products will grow over the coming years as we seek new markets, obtain new customers for Gluscan and obtain marketing approval for IASOflu, IASOdopa and IASOcholine in additional European countries. In addition, with one of the largest manufacturing networks and one of the broadest product portfolios in the European market, we expect to be able to successfully compete to manufacture and/or distribute new proprietary third-party products that are expected to enter the PET market and to increase our sales by working with the owners of these products. We expect sales of our SPECT products to grow modestly as we continue to develop or seek to acquire products or promising product candidates.

We believe that Lutathera, our principal therapeutic MNM candidate, will generate demand with significant growth potential due to its potential ability to provide improved patient outcomes in the treatment of midgut NETs, a significant unmet medical need. We have submitted the NDA to the FDA and the MAA to the EMA for Lutathera in April 2016. We expect to commence commercial sales of Lutathera as soon as practicable following FDA approval or EMA marketing authorization.

Costs of Raw Materials

The costs of our raw materials are generally subject to price fluctuations. Historically, however, other than enriched water, we have not experienced significant price fluctuations from our principal suppliers, although we can provide no assurance on price fluctuations or the lack thereof in the future.

As a result of experiencing significant price fluctuations for enriched water, a key component in our radiopharmaceutical manufacturing, we acquired Marshall in 2011 to secure our own price-stable source of enriched water. We may take similar actions in the future to in-source other raw materials for our manufacturing. To date, we have been able to mitigate raw material cost increases due to our significant scale and the resulting efficiencies in our supply chain.

Raw materials for the production of Lutathera historically represented a high percentage of sales in the early stages of our compassionate use and named patient basis programs, but this percentage has decreased due to the increase in sales volume and our implementation of a new pricing policy for Lutathera. We expect these costs to further decrease in percentage terms primarily due to the recent acquisition of IDB, the lower cost of sourcing of Lutetium and the expected sales price of Lutathera once we will be able to sell following the required Marketing Authorization.

R&D Costs and Investments

Since our founding, we have focused on building a broad portfolio of MNM products. Building this portfolio requires significant up-front costs.

As discussed above, our financial statements are presented by nature and not by function. We therefore do not present R&D costs as a single line item in our financial statements. Instead, R&D costs are recorded in our consolidated statements of income by their nature: in personnel costs, raw materials and consumables used and other operating expenses. Expenditure incurred during research phases is expensed as incurred. Expenditure incurred during development phases is capitalized as intangible assets if it meets certain criteria. Such criteria are considered not to have been met until a regulatory filing has been made in a major market and approval is considered highly probable. As a result of this policy, no development costs have been capitalized to date. See “— Critical Accounting Policies—Internally Generated Intangible Assets.”

Our R&D costs include clinical trials to obtain regulatory approvals, personnel costs for our R&D team and the acquisition of specific R&D materials and manufacturing equipment.

Total expenditures on R&D for fiscal year 2015 were €14.7 million (€10.5 million and €7.3 million for fiscal years 2014 and 2013 respectively), primarily related to the development of Lutathera. These consist of personnel costs, including share-based payments for R&D personnel, of €2.2 million, for fiscal year 2015 (€2.4 million for each of the fiscal years 2014 and 2013), and other operating costs amounting to €12.5 million for fiscal year 2015 (€8.1 million and €4.9 million for fiscal years 2014 and 2013 respectively).

At December 31, 2014, R&D costs recorded in our statement of financial position as other intangible assets consisted of acquired in-process R&D for €16.1 million principally resulting from the acquisitions of Atreus and BioSynthema in 2010. The carrying value of these intangible assets increased to €17 million at December 31, 2015, primarily due to exchange rate fluctuations.

R&D costs may fluctuate from period to period, as our product candidates enter various stages of development. For example, for the years ended December 31, 2015, 2014 and 2013, we incurred significant development costs related to our Phase 3 trial for Lutathera. We expect to continue to incur development costs related to Lutathera, as well as other planned or future clinical trials for the other products candidates in our pipeline. See “Item 4. Information on the Company—B. Business Overview—Our Product Candidates in Clinical Development.”

Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results

The change in fair value of contingent consideration is recorded in financial results and primarily represents the variation and adjustment relating to our valuation of other long-term liabilities due to the former shareholders of BioSynthema, or the BI Shareholders, and former shareholders of Atreus, or the Atreus Shareholders, which results from our earn-out obligations to such former shareholders of these acquired companies.

For fiscal year ended December 31, 2015, we recorded a net financial loss of €6.7 million, consisting of finance income of  €1.2 million and finance costs of  €7.9 million. €5.3 million of these finance costs were related to an increase of our other long-term liabilities, following the update of contingent consideration amounts due principally to the BI Shareholders and Atreus Shareholders described below.

For fiscal year 2014, we recorded a net financial loss of €1.8 million, consisting of finance income of  €0.4 million and finance costs of  €2.2 million. €1.1 million of these finance costs were primarily related to a change in our other long-term liabilities of contingent consideration due to the BI Shareholders described below. For fiscal year 2013, we recorded a financial loss of  €9.8 million, consisting of finance income of €0.4 million and finance costs of  €10.2 million. €7.4 million of these finance costs were related to a change in our other long-term liabilities of contingent consideration due to the BI Shareholders described below.

Under the BioSynthema sale and purchase agreement, we are required to pay a variable royalty amount to the BI Shareholders, consisting of a low single-digit percentage of annual net sales of Lutathera, if our gross profit margin with respect to sales of Lutathera, as defined in the agreement, within that year exceeds 30%. This consideration is payable annually for ten years following EMA market authorization or FDA approval for Lutathera.

The aggregate variable and fixed milestone payments due to the BI Shareholders pursuant to the BioSynthema sale and purchase agreement are considered to be a liability classified contingent consideration under IFRS-3. The fair value of this contingent consideration was recognized initially as part of the consideration transferred, measured at its acquisition date fair value. The contingent consideration liability is remeasured to fair value at each reporting date until the contingency is resolved. Changes in the fair value of this contingent consideration liability are recognized in the income statement as finance cost or income. For the fiscal years 2014 and 2013, our principal assumption for purposes of determining the net present value of this financial obligation was, other than sales forecasts, a 67% probability of successfully commercializing Lutathera and obtaining reimbursement, estimated by us based on the stage of Lutathera’s development at period end. At December 31, 2015, we have revised this probability to 80% following the substantial completion of Lutathera’s pivotal Phase 3 trial and based on the current stage of the product development at that date. As a result, the contingent liability owed to the BI Shareholders has increased to €33.8 million at December 31, 2015. If the probability of successfully bringing Lutathera to commercialization with reimbursement were to be increased to 100%, our contingent consideration would have amounted to €42.2 million at December 31, 2015. We also applied a discount rate of 10% to the expected cash outflows to reflect the time value of money and the estimated risks to realizing the future cash flows. An increase or decrease of 1% in the discount rate would lead to a decrease of €1.9 million or an increase of €2 million, respectively. An increase or decrease of 5% in foreign currencies against the euro would lead to an increase of €1.2 million or a decrease of €1.1 million, respectively. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

For the change in the fair value of the BioSynthema contingent consideration liability, we recorded finance costs of €3.9 million for fiscal year 2015. This charge is mainly due to the increase in the liability resulting from the increase of the probability of occurrence from 67% to 80% as the Company had substantially completed Lutathera phase 3 development at December 31, 2015, the exchange rate fluctuations between the U.S. dollar and the euro, and the unwinding of the discount. Those impacts are partially offset by the updating of the business plan on future sales of Lutathera. The Company revised the business plan of future sales of Lutathera to take into account some modified assumptions. These consist primarily of a revised sales launch schedule for some countries in Europe compared to the previously assumed single launch date for all the major European countries. The respective finance costs related to the change in the BI Shareholder contingent consideration for fiscal years 2014 and 2013 were €0.9 million and €7.4 million. The total contingent consideration liability amounted to €33.8 million, €29.8 million and €28.9 million at December 31, 2015, 2014 and 2013 respectively. The change over this three-year period from the end of fiscal year 2013 to the end of fiscal year 2015 is mainly due to the increase in the probability of occurrence from 67% to 80%, the updating of the business plan on future sales of Lutathera and the unwinding of the discount.

Under the Atreus sale and purchase agreement which was concluded on December 18, 2014, we are required to pay fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin V-128. We are also required to pay a low single digit percentage royalty on sales for a duration of ten years following receipt of the first market authorization. Our principal assumptions at December 31, 2015 were that (1) we would obtain such regulatory approvals in 2019 (assumed 2018 in our 2014 financial statements) (2) with a probability of occurrence of 100% for 2016 anniversary payments and milestones payments, 60% for 2017 and 2018 anniversary payments and milestones payments, and then 30% for further anniversary payments and milestone payments and for royalty payments (3) a discount rate of 10% on expected cash flows.

The contingent consideration based on our business case and the above assumptions amounted to €6.3 million and €6.0 million at December 31, 2015 and 2014, respectively. The increase in the contingent consideration is driven by a finance charge of €0.6 million for the period ended at December 31, 2015 mainly due to the updating of the business plan on future sales of Annexin, updating the probability of occurrence of payments of anniversary and milestone payment and the exchange rate variation of the Canadian dollar to the euro, partially offset by a payment of €0.3 million made to former Atreus owners. The Company revised the business plan on future sales of Annexin. The changes are primarily due to the fact that a first potential indication for Annexin was replaced with a different, more promising indication. This results in a delayed start of sales with a Marketing Authorization and a higher amount of royalties to pay over the contractually relevant period. If the probability of successfully bringing Annexin V-128 to commercialization with reimbursement were to be increased to 100%, our contingent consideration would have amounted to €19.7 million at December 31, 2015. An increase or decrease of 1% in the discount rate would result in a decrease of €0.5 million or an increase of  €0.6 million in the contingent consideration liability. An increase or decrease of 5 percentage point in the value of the Canadian dollar against the euro would result in a decrease or an increase of €0.3 million in the contingent consideration liability.

The remaining contingent consideration liability to former owners of acquired companies mainly consists of €2.3 million, €2.7 million and €3.6 million at December 31, 2015, 2014 and 2013, respectively, related to the acquisition of Cadisa and Barnatron in 2012 and to the acquisition of the Steripet Business of GE Healthcare S.r.L.in Italy in June 2014.

Acquisitions

Our results of operations are significantly affected by our past acquisitions. We incorporate an acquired business into our results of operations on the date we acquire the business, which affects the comparability of sales for such period with prior periods. In particular, our results for the year ended December 31, 2014 may not be directly comparable to those for the year ended December 31, 2013, which do not reflect the effect on our results of operations of the acquisition of IEL on February 14, 2014. The acquisition of the GE Healthcare Steripet business in Italy at the end of the third quarter of 2014 had no significant impact on the results of 2014.

Part of our strategy is to acquire and consolidate complementary businesses and assets, such as promising product candidates. Any future acquisitions could limit year-to-year comparisons of our results of operations. We may also incur substantial debt, issue additional equity securities or use other funding sources to fund future acquisitions.

Personnel Costs, Including Share-Based Compensation

Personnel costs consist of compensation for employees in all functions (including salaries, social charges such as pension and medical plans and share-based compensation). We expect our personnel costs to increase in absolute Euros and as a percentage of sales as we continue to expand our operations in Europe and the United States and hire additional personnel, particularly since we intend to establish our own sales and distribution network in the United States for Lutathera and potentially other product candidates.

We also expect our personnel costs to increase as we hire more personnel to transition from being a private company to a public company. In addition, we incurred additional personnel costs related to our initial public offering in the second half of 2015 as a result of bonuses to be paid to management and certain employees totaling approximately €1.2 million and a €1.0 million one-time payment to the chairman of our board upon the completion of such offering which has been recorded as other operating expenses.

Share-based compensation consists of grants of rights to acquire free shares pursuant to our Free Share Plans and also of stock options and warrants. Share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant. The fair value of the share price at the date of the grant is determined by reference to the subscription price used for the most recent share capital increase that occurred prior to the date of the grant. The fair value of the stock options and the warrants has been determined by using the Black-Scholes option pricing model. For a summary of our capital raises, see “Item 10. Additional Information—B. Articles of Association—History of Securities Issuances.” There are only service-based vesting conditions. Based on historical trends, we have assumed that 95% of the free shares allocated pursuant to our Free Share Plans will eventually be acquired by our employees. We have also assumed that 95% of the stock options allocated will be exercised and 100% of the warrants. The warrants were granted to 6 non-executive board members and we assumed that 100% of these warrants will be used and exchanged into shares.

Share-based compensation expense is recorded under personnel costs and is recognized over the service period.

Subsidies, Including the Crédit d’Impôt Recherche (Research Tax Credit) (CIR)

We benefit from subsidies, primarily from the CIR in France. The CIR is calculated on our claimed amount of eligible R&D expenditures in the European Union and represented income of  €4.2 million (US$4.6 million), €3.3 million (US$3.6 million) and €2.5 million (US$2.7 million) in fiscal years 2015, 2014 and 2013 respectively. Our R&D costs in the European Union with public and private institutions are determined by L’Agence Nationale de la Recherche (The French Research and Technology Agency). We record these subsidies in our consolidated statement of income under “Other operating income”.

Other Components of Our Results of Operations

Other Operating Expenses

Other operating expenses principally consist of third-party transport costs of PET products delivered to our customers, consulting and other professional services, such as legal services, operating lease expenses and various administrative expenses, repairs and maintenance of production equipment and the buildings in which such equipment is located, non-inventoried purchases, travelling expenses and communication costs and services relating to R&D provided by external experts and companies. As a result of being a public company, we expect to incur additional expenses related to outside legal counsel, accounting and auditing activities, compliance with public company reporting and corporate governance requirements, increased insurance requirements and enhancing our internal control environment.

Depreciation and Amortization

Depreciation and amortization primarily corresponds to depreciation of tangible assets, including property, plants and equipment and amortization of intangible assets, such as patents and customer relationships. It also includes impairment to goodwill and other assets.

Finance Income and Finance Costs

Finance income and finance costs primarily relate to the change in fair value of contingent consideration relating to our valuation of long-term liabilities due to the BI Shareholders and the Atreus Shareholders. See “— Factors Affecting Our Results of Operations—Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.”

Income Taxes

We are subject to income taxes in France and in other jurisdictions in which we operate. We do not have the ability to offset the taxes we are required to pay across borders. Our operations are taxed in each country in which we operate.

Net Loss for the Period Attributable to Owners of the Company

Net loss for the period attributable to owners of the company reflects net loss for the period less non-controlling interest. Our non-controlling interests consisted primarily of the 49.9% interest we did not own in each of Atreus and Umbra until December 2014. We acquired the non-controlling interests in Umbra and Atreus in the last quarter of 2014 and as a consequence do not show any non-controlling interest in the financial statements at and for the year ended December 31, 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

The following table summarizes certain of our financial and operating data for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014	% Change from prior year
	US$(1)	Euro	Euro
	(US Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	96,227	88,615	69,865	26.8%
Raw materials and consumables used	(19,909)	(18,335)	(14,597)	25.6%
Personnel costs	(32,056)	(29,520)	(21,089)	40.0%
Other operating expenses	(48,265)	(44,447)	(35,015)	26.9%
Other operating income	5,944	5,474	4,230	29.4%
Depreciation and amortization	(12,294)	(11,321)	(11,993)	(5.6)%
Operating loss	(10,353)	(9,534)	(8,599)	10.9%
Finance income (including changes in fair value of contingent consideration)	1,255	1,156	396	191.9%
Finance costs (including changes in fair value of contingent consideration)	(8,526)	(7,852)	(2,196)	257.5%
Financial Loss	(7,271)	(6,696)	(1,800)	271.9%
Loss before income taxes	(17,624)	(16,230)	(10,399)	56.1%
Income taxes	(837)	(771)	(404)	91.0%
Net loss for the period	(18,461)	(17,001)	(10,803)	57.4%
Attributable to owners of the company	(18,461)	(17,001)	(9,499)	79.0%
Non-controlling interests	—	—-	(1,304)	(100.0)%
Loss per share:
Basic (US$ and € per share)	(0.28)	(0.25)	(0.15)	66.7%
Diluted (US$ and € per share)	(0.28)	(0.25)	(0.15)	66.7%
Weighted average ordinary shares outstanding used in computing per share amounts:
Basic	66,943,481	66,943,481	61,884,911
Diluted	66,943,481	66,943,481	61,884,911

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

Sales

Sales increased 26.8%, or €18.7 million, from €69.9 million for the year ended December 31, 2014 to €88.6 million for the year ended December 31, 2015. The increase was due to changes in our product mix and increased volumes as follows:

•	€10.9 million resulted from increased PET sales, including Gluscan, to new and existing customers, with €1.9 million of such sales resulting from an increase in sales of IASOcholine; and

•	the remainder resulted from increased sales of Lutathera on both a named patient and compassionate use basis and increased sales of other products to existing and new customers

•	The increase in our product sales resulted primarily from our retention and development of existing and new client relationships, as well as increased demand for PET products in the markets in Europe where we market and sell our products.

Raw Materials and Consumables Used

Raw materials and consumables used increased 25.6% from €14.6 million for the year ended December 31, 2014 to €18.3 million for the year ended December 31, 2015. The change was mainly the result of an increase in sales and changes to our product mix.

Personnel Costs

Personnel costs increased 40% from €21.1 million for the year ended December 31, 2014 to €29.5 million for the year ended December 31, 2015, primarily due to an increase in the number of employees from 332 employees at December 31, 2014 to 403 employees at December 31, 2015.

Also, in preparation for the potential launch of Lutathera in the United States and in the European Union we hired senior personnel and in general personnel at higher than our previous average salary costs. Furthermore the adoption and use of a new Stock Option Plan in 2015 resulted in costs that we did not have previously. The expense recognized for stock options in the consolidated statement of income (loss) for the year ended December 31, 2015 was €0.6 million. We also incurred one-time costs due to the award of an initial public offering bonus (IPO Bonus) of €1.2 million to senior management and certain of our employees.

Other Operating Expenses

Other operating expenses increased 26.9% from €35.0 million for the year ended December 31, 2014 to €44.4 million for the year ended December 31, 2015, primarily as a result of  (1) external R&D services (an increase of  €3.2 million), (2) lease and other administrative expenses (an increase of  €1.2 million), (3) communication (an increase of  €1.2 million), (4) use of consulting and other professional services (an increase of  €1.0 million), (5) third-party transportation expenses (an increase of  €1.0 million), principally attributable to increased sales, (6) travel expenses (an increase of  €0.5 million) and (7) taxes (an increase of  €0.5 million).

Other Operating Income

Other operating income increased 29.4% from €4.2 million for the year ended December 31, 2014 to €5.5 million for the year ended December 31, 2015, primarily as a result of increased income from the CIR, and an increase in subsidies received in France.

Depreciation and Amortization

Depreciation and amortization decreased 5.6%, from €12.0 million for the year ended December 31, 2014 to €11.3 million for the year ended December 31, 2015. Of the €0.7 million total decrease, €1.7 million is attributable to the decrease in Portugal assets impairment charge partly offset by €1.0 million increase in depreciation mainly in France (€0.3 million), Italy (€0.2 million) and due to a new production site in Germany (€0.3 million).

Operating Loss

As a result of the above, we had an operating loss of  €9.5 million for the year ended December 31, 2015, compared to an operating loss of  €8.6 million for the year ended December 31, 2014, an increase in loss of €0.9 million.

Finance Income (Including Changes in Fair Value of Contingent Consideration)

Finance income increased 191.7% from €0.4 million for the year ended December 31, 2014 to €1.2 million for the year ended December 31, 2015. The increase is primarily due to the gain on derivatives related to the foreign exchange contracts concluded by the Company in 2015.

Finance Costs (Including Changes in Fair Value of Contingent Consideration)

Finance costs increased 257.5% from €2.2 million for the year ended December 31, 2014 to €7.9 million for the year ended December 31, 2015. The increase of  €5.7 million is primarily due to an increase of  €3 million in the charge for a change in value of the contingent consideration related to our acquisition of BioSynthema, an increase of €0.8 million in the charge for a change in value of contingent consideration related to our acquisition of the steripet Business of GE Healthcare and an increase of  €0.6 million in the charge for a change in value of the contingent consideration related to our acquisition of Atreus for the year ended December 31, 2015 compared to the year ended December 31, 2014. See “— Factors Affecting Our Results of Operations — Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.” Finance costs are also impacted by a €1.4 million increase in foreign exchange loss mostly due to foreign currencies fluctuations against the EUR with main impacts in France on USD cash assets and in Israel on EUR loans to affiliates.

Income Taxes

Income taxes expenses increased 91.0% at €0.8 million for the year ended December 31, 2015 compared to €0.4 million for the year ended December 31, 2014. The income tax rate in most of the countries in Europe in which we operate is between 15% and 35%. Our entities in France, the United States, Canada, Poland and Germany did not generate taxable income for the year ended December 31, 2015 or for the year ended December 31, 2014. The current income tax expense was mainly generated in Italy, Spain and UK.

Net Loss for the Period

Net loss for the period increased €6.2 million from €10.8 million for the year ended December 31, 2014 to €17.0 million for the year ended December 31, 2015.

Net Loss for the Period Attributable to Owners of the Company

Net loss for the period attributable to owners of the company increased €7.5 million from €9.5 million for the year ended December 31, 2014 to €17.0 million for the year ended December 31, 2015.

Net Loss for the Period Attributable to Non-Controlling Interests

Net loss for the period attributable to non-controlling interests was €1.3 million for the year ended December 31, 2014. There is no further loss attributable to non-controlling interests for the year ended December 31, 2015 as we acquired the remaining non-controlling interest in Umbra and Atreus at the end of 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table summarizes certain of our financial and operating data for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013	% Change from prior year
	US$(1)	Euro	Euro
	(US Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	78,207	69,865	53,806	29.8%
Raw materials and consumables used	(16,340)	(14,597)	(9,185)	58.9%
Personnel costs	(23,607)	(21,089)	(16,265)	29.7%
Other operating expenses	(39,196)	(35,015)	(24,644)	42.1%
Other operating income	4,735	4,230	3,977	6.3%
Depreciation and amortization	(13,425)	(11,993)	(9,545)	25.6%
Operating loss	(9,626)	(8,599)	(1,856)	363.3%
Finance income (including changes in fair value of contingent consideration)	443	396	387	2.3%
Finance costs (including changes in fair value of contingent consideration)	(2,458)	(2,196)	(10,155)	(78.4%)
Financial Loss	(2,015)	(1,800)	(9,768)	(81.6%)
Loss before income taxes	(11,641)	(10,399)	(11,624)	(10.5%)
Income taxes	(452)	(404)	(1,157)	(65.1%)
Net loss for the period	(12,093)	(10,803)	(12,781)	(15.5%)
Attributable to owners of the company	(10,633)	(9,499)	(12,152)	(21.8%)
Non-controlling interests	(1,460)	(1,304)	(629)	107.3%
Loss per share:
Basic (€ per share)	(0.17)	(0.15)	(0.22)	(31.8%)
Diluted (€ per share)	(0.17)	(0.15)	(0.22)	(31.8%)
Weighted average ordinary shares outstanding used in computing per share amounts:
Basic	61,884,911	61,884,911	54,156,067
Diluted	61,884,911	61,884,911	54,156,067

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.1194 at August 31, 2015.

Sales

Sales increased 29.8%, or €16.1 million, from €53.8 million for year ended December 31, 2013 to €69.9 million for the year ended December 31, 2014. Of the total €16.1 million increase, €9.6 million, or 59.6%, was due to the acquisition of IEL on February 14, 2014. The remaining €6.5 million, or 40.4%, was due to changes in our product mix and increased volumes as follows:

•	€6.8 million resulted from increased PET sales, including Gluscan, to new and existing customers, with €1.5 million of such sales resulting from an increase in sales of IASOcholine; and

•	€0.3 million net decrease in SPECT, Therapy and other product sales.

The increase in our product sales resulted primarily from our retention and development of existing and new client relationships, as well as increased demand for PET products in the markets in Europe where we market and sell our products.

Raw Materials and Consumables Used

Raw materials and consumables used increased 58.9% from €9.2 million for the year ended December 31, 2013 to €14.6 million for the year ended December 31, 2014. The change was mainly the result of an increase of €3.7 million in raw materials and consumables used related to the acquisition of IEL.

Personnel Costs

Personnel costs increased 29.7% from €16.3 million for the year ended December 31, 2013 to €21.1 million for the year ended December 31, 2014. Of the total €4.8 million increase, €4.7 million was due to an increase in the number of employees from 275 employees at December 31, 2013 to 333 employees at December 31, 2014. €3.7 million of the €4.7 million was due to the hiring of additional employees as part of our organic growth, while the remaining €1.0 million resulted from the addition of 17 IEL employees as part of the acquisition of IEL on February 14, 2014.

The increase in the number of employees resulted in increased salaries and social charges and other benefits. Social charges and other benefits, such as retirement and healthcare plans, which are generally subject to inflation, are paid according to industry conventions and/or national guidelines.

Other Operating Expenses

Other operating expenses increased 42.1% from €24.6 million for the year ended December 31, 2013 to €35.0 million for the year ended December 31, 2014, primarily as a result of  (1) charges related to our preparations for an initial public offering and listing on Nasdaq (€2.8 million), (2) R&D expenses (an increase of  €2.1 million), (3) rents and other administrative charges (an increase of  €0.9 million), (4) use of consulting and other professional services (an increase of  €0.8 million), (5) third-party transportation expenses (an increase of €1.4 million), principally attributable to increased sales, (6) repairs and maintenance (an increase of €0.6 million) and (7) royalties (an increase of  €0.5 million). In addition, €1.4 million was attributable to our acquisition of IEL for the period from February 14, 2014 (the acquisition date) to December 31, 2014.

Other Operating Income

Other operating income increased 6.4% from €4.0 million for the year ended December 31, 2013 to €4.2 million for the year ended December 31, 2014, primarily as a result of increased income from the CIR.

Depreciation and Amortization

Depreciation and amortization increased 25.6%, from €9.5 million for the year ended December 31, 2013 to €12.0 million for the year ended December 31, 2014. Of the €2.5 million total increase, €1.2 million was due to additional impairment losses in Portugal, €0.6 million was due to the depreciation related to production sites in France, €0.3 million was due to the acquisition of IEL in February 2014 and €0.2 million was due to the depreciation related to a production site in Germany.

Operating Loss

As a result of the above, we had an operating loss of  €8.6 million for the year ended December 31, 2014, compared to an operating loss of  €1.9 million for the year ended December 31, 2013, or a loss increase of  €6.7 million.

Finance Income (Including Changes in Fair Value of Contingent Consideration)

Finance income remained stable at €0.4 million from the year ended December 31, 2013 to the year ended December 31, 2014. See “—Factors Affecting Our Results of Operations—Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.”

Finance Costs (Including Changes in Fair Value of Contingent Consideration)

Finance costs decreased 78.4% from €10.2 million for the year ended December 31, 2013 to €2.2 million for the year ended December 31, 2014. The decrease of €8.0 million is primarily due to a €7.4 million charge for a change in value of the contingent consideration related to our acquisition of BioSynthema in the year ended December 31, 2013. This charge has decreased to €0.9 million for the year ended December 31, 2014. Also, in the year ended December 31, 2013, transactions in currencies other than the Euro resulted in a loss of   €0.9 million, while we had gains of income of  €0.2 million for the year ended December 31, 2014. Other financial expenses decreased by €0.5 million charge for the year ended December 31, 2014 compared to the same period in fiscal year 2013.

Interest expenses on loans and leases remained stable at €1.0 million for the year ended December 31, 2014 and December 31, 2013.

Income Taxes

Income taxes decreased by €0.8 million from €1.2 million for the year ended December 31, 2013 to €0.4 million for the year ended December 31, 2014, primarily as a result of decreased pre-tax income of our subsidiaries located in France and Spain. The income tax rate in most of the countries in Europe in which we operate is between 20% and 35%, with the rate being approximately 26.6% in Switzerland and 16.3% in Israel for the year ended December 31, 2014. Our subsidiaries in the United States, France, and Canada did not generate taxable income for the year ended December 31, 2014 or for the year ended December 31, 2013.

Net Loss for the Period

Net loss for the period decreased 15.5% from €12.8 million for the year ended December 31, 2013 to €10.8 million for the year ended December 31, 2014.

Net Loss for the Period Attributable to Owners of the Company

Net loss for the period attributable to owners of the company decreased 21.8% from €12.2 million for the year ended December 31, 2013 to €9.5 million for the year ended December 31, 2014.

Net Loss for the Period Attributable to Non-Controlling Interests

Net loss for the period attributable to non-controlling interests increased by 107.3%, or €0.7 million, from €0.6 million for the year ended December 31, 2013 to €1.3 million for the year ended December 31, 2014.

B.	Liquidity and Capital Resources

Funding Requirements

We believe that our existing cash and cash equivalents, including the net initial public offering proceeds, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We expect that we may require additional capital to finance acquisitions, for a potential second Phase 3 trial for Lutathera for the treatment of pNETs, development of Somakit, Annexin V-128 and other therapeutic and diagnostic candidates, expansion of our commercialization network for Lutathera, construction or acquisition of at least one production site dedicated to the production of Lutathera in the United States and modification of our F-18 production site in Zaragoza, Spain to enable it to produce Lutathera, development of an increasing presence within the United States and, in developing our own U.S. sales force, the recruitment and training of a significant number of employees in the middle to end of 2016.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;

•	the cost, timing and outcomes of regulatory approvals;

•	our potential decision to invest in the construction of additional plants dedicated to the production of Lutathera, as well as additional facilities for PET production in Europe, and the incurrence of significant cash outflows as a result;

•	in addition to enhancing our European sales force, additional sales, marketing and distribution set-up costs associated with establishing a U.S. sales force;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	the number and characteristics of product candidates that we pursue;

•	our acquisition of other businesses or assets, including the acquisition of minority interests in operators or intellectual property rights relating to existing or future product candidates; and

•	expansion of our PET and SPECT production network.

We also expect to incur additional ongoing costs associated with operating as a public company, including implementation of the Sarbanes-Oxley Act controls.

Adequate funds may not be available on a timely basis, on acceptable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs and their underlying ordinary shares.

A change in the outcome of any of these variables with respect to the development of Lutathera or any other product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the EMA or the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of Lutathera or any other product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

For more information as to the risks associated with our future funding needs, see “Item 3. Key Information—D. Risk Factors.”

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2015		2014	2013
	US$(1)	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Net cash used in operating activities	(4,122)	(3,796)	2,363	7,367
Net cash used in investing activities	(12,704)	(11,699)	(8,437)	(10,925)
Net cash from financing activities	97,873	90,131	37,437	3,229
Net increase/(decrease) in cash and cash equivalents	81,047	74,636	31,363	(329)
Effect of exchange rate changes on cash and cash equivalents	(919)	(846)	122	(7)
Cash and cash equivalents at the end of the year	129,098	118,886	45,096	13,610

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0859 at December 31, 2015.

Operating Activities

Net cash used in operating activities was -€3.8 million for the year ended December 31, 2015 compared to €2.4 million net cash generated for the year ended December 31, 2014. The decrease was primarily due to a significant increase in working capital as well as the increased charges for our R&D efforts, primarily in the development of Lutathera and the ongoing development of the Company and corresponding increased personnel costs, office rent and general administrative expenses, partially offset by our increase in sales.

Net cash generated from operating activities decreased 67.9% from €7.4 million for the year ended December 31, 2013 to €2.4 million for the year ended December 31, 2014, primarily due to our Lutathera development program, partially offset by our increase in sales. We also reduced working capital (defined as inventory plus trade receivables, minus trade payables) as a percentage of sales from 17.1% of sales in fiscal year 2013 to 16.1% in fiscal year 2014.

Investing Activities

Net cash used in investing activities increased 38.7% from €8.4 million for the year ended December 31, 2014 to €11.7 million for the year ended December 31, 2015. The increase is primarily due to an increase in cash used for acquisition of property, plants and equipment of €2.4 million, mainly for the new production site under construction in the United States.

Net cash used in investing activities decreased 22.8% from €10.9 million for the year ended December 31, 2013 to €8.4 million for the year ended December 31, 2014. The decrease is primarily due to (1) an increase of cash receipts from repayment on financial assets of  €1.1 million, partially offset by an increase of acquisition of financial assets of  €0.6 million, (2) a decrease in cash used in acquisition of companies by €0.8 million, (3) an increase in cash received from government grants of  €0.6 million and (4) a decrease in cash used for acquisition of property, plants and equipment of  €0.4 million.

Financing Activities

Net cash provided by financing activities increased €52.7 million from €37.4 million for the year ended December 31, 2014 to €90.1 million for the year ended December 31, 2015. The increase resulted primarily from our issuance of 15,327,170 ordinary shares (this figure includes the issue of 755,000 employee shares, which resulted in no cash inflow) as part of our share capital increases, including our initial public offering, for the period ended December 31, 2015 for total proceeds of  €97 million, versus proceeds of  €41.1 million in 2014 from the issuance of 8,212,295 ordinary shares as part of our share capital increase in February 2014.

Net cash provided by financing activities increased €34.2 million from €3.2 million for the year ended December 31, 2013 to €37.4 million for the year ended December 31, 2014. The increase resulted primarily from our issuance of 8,212,295 ordinary shares as part of our share capital increase in February 2014 for proceeds of €41.1 million in the year ended December 31, 2014.

The remainder is explained by interest charges paid for loans and leases obtained from banks and other financial institutions, and by the repayment of existing borrowings net of proceeds from new borrowings.

Financial Liabilities

At December 31, 2015, we had €21.8 million in financial current and non-current liabilities, including accrued interest, consisting of  €6.1 million of financial lease obligations and €15.7 million of loans, a decrease of 28.2% and 14.9%, respectively, compared to the corresponding amounts at December 31, 2014.

At December 31, 2014, we had €26.9 million in financial current and non-current liabilities, including accrued interest, consisting of   €8.4 million of financial lease obligations and €18.4 million of loans, an increase of 11.2% and 1.2%, respectively, compared to the corresponding amounts at December 31, 2013.

At December 31, 2013, we had €25.8 million in financial current and non-current liabilities, including accrued interest, consisting of  €7.6 million in finance lease obligations and €18.2 million in loans.

We provided guarantees in the form of rights to trade receivables, inventory, equipment, land and by a mortgage for a building on €8.9 million of loans as at December 31, 2015, €10.9 million as at December 31, 2014 and €13.0 million as at December 31, 2013. We benefited from the guarantee by OSÉO (now Banque Publique d’Investissement, or the Public Investment Bank) for €3.5 million of our loans at December 31, 2015, €4.5 million at December 31, 2014 and €5.0 million at December 31, 2013. The Public Investment Bank is a French public institution whose goal is to promote the development and financing of small and medium sized companies. We have used these loans and leases primarily for expanding our production footprint and acquiring property, plants and equipment. These loans and leases typically have a duration of five to ten years.

At December 31, 2015, €6.1 million of the total amount of financial liabilities was at a floating interest rate and €15.6 million was at a fixed interest rate. These loans and leases range from €156,000 to €3,000,000 in size with typical maturities in the range of five to ten years. The average annual interest rate for loans and leases financed at variable interest rates was 1.94% while the average for loans or leases financed at fixed interest rates was 2.67%.

At December 31, 2014, €6.9 million of the total amount of financial liabilities bore interest at a floating rate and €20 million bore interest at a fixed rate. These loans and leases range from €65,000 to €3,000,000 in size with typical maturities in the range of five to ten years. The average annual interest rate for loans and leases financed at variable interest rates was 2.0% while the average for loans or leases financed at fixed interest rates was 2.7%

At December 31, 2013, €8.2 million of the total amount of financial liabilities bore interest at a floating rate and €17.6 million bore interest at a fixed rate. These loans and leases ranged from €12,000 to €3,000,000 in size with typical maturities in the range of five to ten years, at variable interest rates in low single-digit percentages or fixed rates ranging from 0.84% to 6.44% per annum.

The following table presents information relating to contractual obligations for our financial liabilities outstanding at December 31, 2015.

Contractual Obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(amounts in thousands of Euros)
Finance lease obligations(1)	1,913	2,189	1,711	1,020	6,833
Other loans and financial liabilities(1)	4,084	5,521	2,504	4,814	16,923
Total	5,997	7,710	4,215	5,834	23,756

(1)	Includes interest payments.

Other Non-Current Liabilities

At December 31, 2015, our other non-current liabilities were €39.4 million, consisting of  €38.2 million of contingent consideration and fixed milestone payments due to the former owners of the acquired companies BioSynthema, Atreus, Barnatron and Cadisa, and GE Healthcare S.r.L.

The principal contingent consideration relates to the acquisition of BioSynthema and consists of four fixed tranches of consideration, payable in cash and shares of the Company on reaching certain milestones as defined in the contract with BioSynthema. For a description of these arrangement, see “—A. Operating Results—Factors Affecting Our Results of Operations—Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.”

We have potential obligations and commitments under various agreements and contracts that may result in additional cash and share payments to our counterparties under agreements and contracts described below. The commitments and potential obligations are not recorded in our IFRS financial statements as they do not meet the definition of a liability or a provision. The principal obligations are described below:

•	We are obligated to make one future milestone payment for the year 2016, with 50% paid in cash and 50% paid in our ordinary shares if Marshall, comprising our enriched water operations, achieves certain EBIT targets during the employment of a certain Marshall manager. The results for the year 2015 were below the earn-out target and as consequence there was no obligation for AAA to make any milestone payment for the year 2015.

•	Under a license agreement with IASON relating to IASOcholine, IASOflu and IASOdopa, we are obligated to pay IASON royalties for every batch of such products that we produce. In fiscal years 2013, 2014 and 2015, we recognized aggregate royalties of €0.4 million, €0.4 million and €0.5 million, respectively, to IASON.

•	Under a license agreement relating to products that are labeled with somatostatin analogues, we are obligated to pay a low single-digit royalty on net sales of Lutathera, for the longer of (i) the period that the use or sale of Lutathera is covered by a valid patent licensed under the agreement, or (ii) ten years from first commercial sale, in each case on a country-by-country basis.

In addition, in the course of normal business operations, we have agreements with contract service providers, such as Pierrel (now part of Therametrics holding AG) and CROs to assist in the performance of our R&D, clinical trial and manufacturing activities. Expenditures on services from CROs represent a significant cost in clinical development. We could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require upfront payments and even long-term cash commitments.

Internal Control Over Financial Reporting

In connection with the preparation for our initial public offering and the 2015 annual financial statements, we identified material weaknesses in our internal controls related to our financial reporting and consolidation, as well as in our treasury functions. The specific weaknesses in our internal controls related to financial reporting and consolidation included, among other things, a lack of formal or written policies and procedures relating to various aspects of our financial reporting and consolidation process the lack of a Company-wide accounting manual and standard reporting package model, as well as a lack of procedures for subsequent events reporting, reconciliation between local accounts and Company reporting, provisions for risks and charges and capitalization of R&D expenditure. The specific weaknesses in our internal controls related to our treasury function included, among other things, a lack of formal or written procedures related to bank transactions and payment functions, and a failure to properly segregate duties (including access right segregation of duties in the newly implemented system) relating to these transactions and functions. We also identified a larger number of significant deficiencies in our internal controls.

We cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We have not yet remediated the material weaknesses described above. However, we have taken and continue to take actions to remediate these issues. We have strengthened our financial control and our accounting teams at the consolidated level over the past 12 months by hiring additional experienced professionals and we also have reinforced the finance and accounting capabilities in several of our subsidiaries during the same period. In July 2015 we hired an internal auditor who is also responsible for managing our SOX compliance project that we commenced in May 2015. This project is supported by a team of external professionals experienced in SOX compliance matters.

We have also initiated a company-wide project to transfer all of our accounting to a single accounting software platform. Four AAA subsidiaries have been using this software for the closure of the 2015 financial statements, encountering difficulties and inefficiencies compared to the application of the previously used software packages. We intend to take further steps to remediate the foregoing weaknesses, but the remediation measures that we are implementing may be insufficient to address our existing material weaknesses or to identify or prevent additional material weaknesses. See “Item 3. Key Information—D. Risk Factors —Risks Related to our Business, Growth and Employees—In the past, we had identified material weaknesses in our internal control over financial reporting. If the since-implemented internal controls fail to be effective, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our shares.”

Critical Accounting Estimates and Judgments

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in conformity with IFRS. The preparation of the consolidated financial statements in conformity with IFRS requires use of estimates and assumptions, which have an impact on the amounts reported in our financial statements. These estimates may be revised if circumstances change or if new information becomes available. The actual results may therefore differ from the initial estimates.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Sales are recognized when the following conditions are satisfied:

•	there is an agreement between the parties;

•	the goods have been delivered or the services rendered (i.e. the transfer of risks and benefits of ownership has taken place);

•	the price is fixed or can be reliably measured; and

•	it is probable that future economic benefits from the transaction will flow to the Company.

Rebates and discounts granted to customers are deducted from the corresponding sales.

Certain of the products and product candidates that we sell have a very short shelf life, in particular our PET products, which have a useful shelf life of approximately ten hours. These PET products and product candidates are manufactured in batch processes overnight and delivered to customers, generally located close to the production site, in the morning. The transfer of ownership occurs when the product is delivered to the customer, which is also the date on which the sales are recognized in the consolidated statement of income.

We may enter into supply agreements with certain large pharmaceutical groups for the production of PET products. Such agreements define the sale and invoicing of doses during the distribution phase. Sales are recognized on product delivery, similar to other products that we manufacture and sell. Such agreements may also include transfer of assets from customers. The related revenue recognition is spread over the term of the contract under IFRIC18 as we consider such revenue transfer to be an integral part of the supply agreement.

Internally Generated Intangible Assets

Expenditure on research activities is expensed as incurred.

Expenditure on development activities is capitalized as an internally generated intangible asset resulting from a development project if, and only if, all of the following criteria exist:

•	there is technical feasibility to complete the development project;

•	we have the intention to complete the project and to use or sell it;

•	we have the ability to use the intangible asset;

•	probability that the intangible asset is likely to generate future economic benefits;

•	there is availability of adequate technical, financial and other resources to complete the development project;

•	we have the ability to measure reliably the expenditures allocated to the development project.

A development project is initially recognized corresponding to the sum of all expenditure incurred after the date on which the development project met all of the above criteria. When all of the above criteria are not met, development expenditure is expensed as incurred. We have determined that the criteria for capitalization are considered not to have been met until a regulatory filing has been made in a major market and approval is considered highly probable.

In accordance with the above criteria, there has been no R&D expenditure capitalized to date.

Business Combinations

In a business combination, and in accordance with the revised IFRS 3, the consideration transferred, or acquisition cost, is measured at fair value, which is the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquired assets and the equity interests issued by the acquirer. The identifiable assets acquired, and liabilities assumed of the company, are assessed at their acquisition-date fair values. The costs directly attributable to the acquisition are accounted for in “Other operating expenses.”

Goodwill represents the fair value of the consideration transferred (including the fair value of any interest previously held in the acquiree) plus the carrying amount of any non-controlling interest, less the amount recognized (in general at fair value) of the identifiable assets acquired and liabilities assumed. For each business combination, we may elect to measure any non-controlling interest in the acquiree either at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets or at fair value. Under the latter method (called the full goodwill method), goodwill is recognized on the full amount of the identifiable assets acquired and liabilities assumed.

In the case of a business combination achieved in stages, the equity interest previously held by us is remeasured at its fair value at the acquisition date. Any resulting gain or loss is recognized directly in profit or loss (“Other finance income” or “Other finance costs”).

The provisional amounts recognized at the acquisition date may be adjusted retrospectively during a 12-month measurement period if new information is obtained about facts and circumstances that existed as of the acquisition date. Goodwill cannot be adjusted after the measurement period. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill.

Furthermore, any contingent consideration is included in the cost of the acquisition at its acquisition-date fair value, even if it is not probable that an outflow of resources reflecting economic benefits will be required to settle the obligation. Subsequent changes in the fair value of contingent consideration due to facts and circumstances that existed as of the acquisition date are recorded by adjusting goodwill if they occur during the measurement period or directly in profit or loss for the period (“Other finance income” or “Other finance expenses”) if they arise after the measurement period, unless the obligation is settled in equity instruments, in which case the contingent consideration is not remeasured.

If, after reassessment, the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred measured at fair value and the amount of any non-controlling interest in the acquiree, the excess is recognized immediately in profit or loss as a bargain.

Contingent Consideration in the Context of Completed Acquisitions

We are committed to paying contingent consideration to certain former owners of certain acquired companies, as set forth in each acquisition agreement. As indicated above under “— Business Combinations,” any contingent consideration is included in the acquisition cost at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration occurring during the measurement period due to new information obtained about facts and circumstances that existed as of the acquisition date are recorded by adjusting goodwill. Such subsequent changes are recorded directly in the income statement (“Net finance costs”) if they arise after the measurement period, unless the contingent consideration obligation is settled in equity instruments.

Our primary contingent consideration liability relates to payments owed to the BI Shareholders. The payments consist of three fixed milestone payments in cash and ordinary shares of the Company, in addition to the initial consideration of cash and shares paid. These milestones are based on reaching certain targets in the development of Lutathera. At December 31, 2015, we had paid the initial consideration and the first milestone payment. The contingent consideration also includes a variable royalty amount calculated at a low single-digit percentage of future annual net sales of Lutathera, assuming that our gross profit margin with respect to Lutathera, as defined in the BioSynthema sale and purchase agreement, exceeds 30% for the relevant year. At December 31, 2015, 2014 and 2013, the main assumptions used in calculating the amount of this fixed and variable contingent consideration involved:

•	our sales forecasts for Lutathera, using our most recent respective business plans;

•	a 80% at December 31, 2015 and 67% at December 31, 2014 and 2013, probability of successfully commercializing Lutathera and obtaining reimbursement, estimated by us based on the stage of Lutathera’s development at the end of the reporting period; and

•	a discount rate of 10% to the expected cash outflows to reflect the time value of money and the estimated risks to realizing the future cash flows.

On this basis, the contingent consideration liability amounted to €33.8 million and €29.8 million at December 31, 2015 and 2014, respectively, and to €28.9 million and at December 31, 2013. The resulting finance charge of  €3.9 million over the year ended December 31, 2015 is mainly due the increase in the liability resulting from the increase of the probability of occurrence from 67% to 80% as the Company had substantially completed Lutathera phase 3 development at December 31, 2015, the exchange rate fluctuations between the U.S. dollar and the euro, and the unwinding of the discount. Those impacts are partially offset by the updating of the business plan on future sales of Lutathera. The Company revised the business plan of future sales of Lutathera to take into account some modified assumptions. These consist primarily of a revised sales launch schedule for some countries in Europe compared to the previously assumed single launch date for major European countries. If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €42.2 million at December 31, 2015. An increase or decrease of 1 percentage point in the discount rate would respectively lead to a decrease of €1.9 million or an increase of €2 million, in the contingent consideration liability. An increase or decrease of 5 percentage point in exchange rate used in the calculation would respectively lead to a decrease of €1.1 million or an increase of €1.2 million in the contingent consideration liability. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

The finance costs recorded in the consolidated statement of income in connection with the increase in this contingent consideration amounted to €15.6 million for the year ended December 31, 2012, €7.4 million for the year ended December 31, 2013 and €0.9 million for the year ended December 31, 2014. The increase in the liability was primarily the result of updating our business plan and forecasts of future sales of Lutathera and, to a lesser extent, the unwinding of the discounting of the contingent liability due to the passage of time. The 2013 increase described above was partially offset by a €2.3 million payment upon reaching the second milestone specified in the purchase agreement with BioSynthema (there were no such payments for the year ended December 31, 2012).

On December 18, 2014, we acquired the remaining 49.9% non-controlling interest in Atreus. As a result of this acquisition, we currently own 100% of Atreus. The consideration to be paid for this acquisition is composed of fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin V-128 and of contingent consideration based on a low single-digit percentage royalty on sales of Annexin V-128 for a duration of 10 years following the receipt of marketing authorization.

At December 31, 2015, the main assumptions used in calculating the amount of this fixed and variable contingent consideration were the following:

•	Regulatory approval obtained in 2019 (assumed 2018 in the prior year);

•	Future sales of Annexin V-128 based on our most recent business plan;

•	Probability of occurrence: 100% for 2016 anniversary payments and milestones payments, 60% for 2017 and 2018 anniversary payments and milestones payments, and then 30% for further anniversary payments and milestone payments and for royalty payments, all of which require regulatory approval and/or commercial sales of Annexin V-128, estimated by us based on the stage of product development at the end of the reporting period; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of not realizing future cash flows.

On this basis, the contingent consideration amounted to €6.3 million and €6 million at December 31, 2015 and 2014, respectively. The increase in the contingent consideration is driven by a finance charge of  €0.6 million for the period ended at December 31, 2015 mainly due to the updating of the business plan on future sales of Annexin, updating the probability of occurrence of payments of anniversary and milestone payment and the exchange rate variation of the Canadian dollar to the euro, partially offset by a payment of €0.3 million made to former Atreus owners. The Company revised the business plan on future sales of Annexin. The changes are primarily due to the fact that a first potential indication for Annexin was replaced with a different, more promising indication. This results in a delayed start of sales with a Marketing Authorization and a higher amount of royalties to pay over the contractually relevant period.

If the probability of occurrence were to be increased to 100% for all payments, the contingent consideration would have amounted to €19.7 million at December 31, 2015. An increase or decrease of 1 percentage point in the discount rate would lead to a decrease of €0.5 million or an increase of  €0.6 million of the contingent consideration liability respectively. An increase or decrease of 5 percentage point in the Canadian dollar against the euro would lead to a decrease or an increase of €0.3 million in the contingent consideration liability, respectively.

Impairment Testing

In accordance with IAS 36, the carrying amount of goodwill and intangible assets not subject to amortization is tested at least once a year or whenever events or changes in the internal or external environment indicate a risk of loss of value. For property, plants and equipment or intangible assets subject to amortization, such tests are carried out only when new events or circumstances indicate that their carrying amounts may not be recoverable.

For the purposes of these tests, the carrying amounts of assets are allocated to cash-generating units, or CGUs, or to groups of CGUs. Under IAS 36, an impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Value in use is the present value of estimated future cash flows expected to be derived from the continuing use of the asset or CGU. It is determined from the estimated cash flows based on budgets and business plans over periods ranging from five to ten years. Subsequent cash flows are estimated by applying a constant rate of positive or negative growth. The discount rate reflects current market conditions, the time value of money and the specific risks associated with the asset or CGU.

Key assumptions underlying the impairment testing are the estimated future cash flows and the discount rates. Sensitivity analysis on changes in these assumptions are described in note 5.3.2 to the consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report on Form 20-F. We have done new impairment tests for the consolidated financial statements as of, and for the year ended, December 31, 2015. Those tests lead to an additional impairment of €0.5 million for the Portugal CGU for the year ended December 31, 2015 (this after impairment of €1 million and €2.1 million had already been accounted for in 2013 and 2014 respectively). The decrease in the Portugal CGU enterprise value is driven by a reduction in EBITDA projections compared to the projections made for the test in 2014. While gross profit has improved vs. prior year projections, operating expenses and salaries have significantly increased starting 2017 mostly due to Lutathera (5 additional headcount in 2017).

Share-Based Payments

We have implemented Free Share Plans in which certain of our employees participate.

These plans provide for the grant of equity-settled share-based payments that are measured at fair value on the grant date in accordance with IFRS 2. The cumulative expense recognized is based on the fair value at the grant date. It is recognized over the vesting period in net operating income directly through equity.

Compensation expense is recognized in the consolidated statement of income based on the estimated fair value of the awards on the date of grant. The fair value of the share price at the date of the grant was determined, prior to the initial public offering, by reference to the subscription price paid in the most recent share capital increase that occurred prior to the date of the grant. As of the completion of the initial public offering the fair value of the share price is the closing share price at the end of the day the share grant is made. For a summary of our capital increases, see “Item 10. Additional Information—B. Articles of Association—History of Securities Issuances.” There are only service-based vesting conditions for the free shares granted pursuant to our Free Share Plans. Based on historical trends, we have assumed that 95% of the free shares allocated will eventually be acquired by our employees.

On November 10, 2015, the day of the initial public offering pricing, the board of directors made use of a new Stock Option Plan which was authorized by shareholders in June 2015. A total of 3,947,625 stock options were granted in a first allocation round to employees. These stock options have an exercise price of $8.00 (€7.45 at the exchange rate at grant date). The vesting period is 3 years and one option entitles to buy one ordinary share. The residual contractual life of these options was 9.86 years at December 31, 2015. No options were exercisable at December 31, 2015. The fair value of options granted in this first allocation round was estimated by using the Black-Scholes option pricing model with assumptions as described in note 4.3.2 to the consolidated financial statements.

Provision for the Decommissioning of PET Production Sites

The manufacture of certain products in the field of MNM generates radiation and causes the contamination of production site facilities (in particular the cyclotron). Our subsidiaries producing PET products have a legal obligation to dismantle and decontaminate their site and production equipment at the end of their useful lives. The provision is initially recognized through an additional cost of the related asset which is then amortized over its useful life. The provision is updated at each reporting date; unwinding of the discounting of the provision is recognized as a finance cost and any changes in the estimated ultimate costs of decommissioning are recognized within the cost of the related asset.

At December 31, 2015, these provisions amounted to €7.2 million. The increase of approximately €0.3 million between December 31, 2014 and December 31, 2015 relates to the unwinding of the discounting of the obligation. At December 31, 2014, these provisions amounted to €6.9 million compared with €5.1 million at December 31, 2013. The increase of approximately €1.8 million between 2013 and 2014 is due to the unwinding of the discounting of the obligation for €0.3 million and the installation of three new cyclotrons in Germany and France in 2014.

Decommissioning costs for a typical site have been estimated by an independent expert. From this base cost and with annual inflation assumed to be 2%, we have estimated the expected decommissioning costs at the forecast date for each site concerned. These costs are then discounted to the reporting date. The discount rate applied is 4.57% (the same as at December 31, 2014 and 2013). A change (decrease or increase) of 1 percentage point in this rate would lead to a respective increase or decrease in the provision of €0.2 million.

Recent Accounting Pronouncements

See note 3.3 to the consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview”

D.	Trend Information

We have not provided any trend information.

E.	Off-balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Liabilities.”

The Company has other obligations in connection with retirement obligation which are described in note 5.12 to the Consolidated Financial Statements. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors. Ages are as of December 31, 2015.

Name	Age	Position	Initial Year of Appointment
Executive Officers and Key Employees
Stefano Buono	49	Chief Executive Officer	2002
Heinz Mäusli	53	Chief Financial Officer	2008
Gérard Ber	57	Chief Operating Officer	2002
Claude Hariton	61	Global Head of R&D	2016

Board of Directors
Claudio Costamagna	59	Chairman	2010
Stefano Buono	49	Director and Chief Executive Officer	2002
Muriel de Szilbereky	62	Director	2013
Kapil Dhingra	56	Director	2014
Steve Gannon	54	Director	2014
Yvonne Greenstreet	53	Director	2014
Christian Merle	62	Director	2014
Leopoldo Zambeletti	47	Director	2014

The following is a brief summary of the business experience of our executive officers, key employees and directors:

Stefano Buono is the Chief Executive Officer, a member of our board of directors, and a founder of AAA. Prior to founding AAA in 2002, Mr. Buono worked as a physicist at the Centre for Advanced Studies, Research and Development, or CRS4. During his six years with CRS4, Mr. Buono headed a team of engineers working on different international research projects in the field of energy production and nuclear waste transmutation. For approximately ten years, he worked with Physics Nobel Laureate Carlo Rubbia at CERN, the world’s largest research laboratory for particle physics. He actively participated in the development of CERN’s Adiabatic Resonance Crossing method. He is the author of numerous scientific papers. Mr. Buono received his master’s degree in physics from the Universita degli Studi di Torino in Turin, Italy in 1991.

Heinz Mäusli is the Chief Financial Officer and a former member of our board of directors from 2008 to 2014. Mr. Mäusli joined AAA in 2003. He also serves as a member of the boards of directors of several of AAA’s subsidiaries. Prior to joining AAA, Mr. Mäusli was a management consultant for Accenture from 1996 to 2001 and Gemini Consulting from 1995 to 1996. Mr. Mäusli received a master’s degree from the University of St. Gallen in St. Gallen, Switzerland in 1988 and a master’s degree in business administration from Columbia Business School in New York City, New York in 1994.

Gérard Ber is the Chief Operating Officer and a former member of our board of directors from 2002 to 2014. Mr. Ber joined AAA in 2002. Prior to joining AAA, Mr. Ber served as the Director of OM Pharma’s Western European group from 2000 to 2002, the Director General and Director of Marketing and Commerce for CIS Medipro from 1994 to 2000, and in various management roles at CIS Bio International from 1984 to 1994. He is also a member of the boards of directors of several of AAA’s subsidiaries. Mr. Ber received a PhD in pharmacy and a master’s degree in advanced studies in food science from the Université Scientifique et Médicale de Grenoble in Grenoble, France in 1983 and 1984, respectively, and a degree in marketing and international commerce from the Institut de Pharmacie Industrielle de Paris in Paris, France in 1984.

Claude Hariton joined AAA in February 2014 as Head of Clinical Development. He was appointed Global Head of Research and Development in January 2016. Over the last 25 years, he has held senior positions in biotechnology and pharmaceutical companies in Switzerland, Canada, Australia, Germany, Spain and the United Kingdom, with his most recent positions including Vice President, Global Head of Regulatory Affairs at Mayne Pharma, Vice President, Clinical and Regulatory Affairs and Chief Medical Officer at Aeterna-Zentaris, Vice President, Scientific Affairs at Fresenius and Vice President, Global Head of R&D at ISDIN. Dr. Hariton received his PhD in neuroscience from the University of Sciences in Marseille, France in 1984 and conducted postdoctoral research at INSERM U278 also in Marseille, France. He received his DSc in Pharmacology from the University of Medicine in Marseille, France in 1988while leading drug development at Ciba Geigy and Novartis in Switzerland, and was appointed Associate Professor at the School of Medicine in Marseille, France in 1998.

Claudio Costamagna is the Chairman of our board of directors and was appointed to our board in January 2010. He is the founder and Chairman of the financial advisory boutique CC&Co. and Chairman of Cassa Depositi e Prestiti S.p.A. (CDP). He also sits on the Board and is the Chair of the Compensation Committee of FTI Consulting Inc. a company listed on the NYSE. He previously held senior positions at Citigroup, Montedison, and most recently, Goldman Sachs, where he served until 2006 as Chairman of the Investment Banking division for Europe and the Middle East. He has served as Independent Board Member of several public companies including, among others, Luxottica Group, Bulgari S.p.A. and Virgin Group Holding. Mr. Costamagna holds a degree in Business Administration from Università Bocconi in Milan.

Muriel de Szilbereky became a member of our board of directors in June 2013. Prior to joining AAA, Ms. de Szilbereky served in several audit firms. She was a partner of and the head of the Regulatory Activities Department at Deloitte France from 2001 to 2012 and the head of French corporate finance activities at PricewaterhouseCoopers from 1992 to 1997. Previously she served as the head of mergers and acquisitions activities at the Banque Industrielle et Mobilière Privée from 1989 to 1992. In addition, she spent ten years serving in the French Government, including three years as an adviser to the Minister of Industry. While in government, she was responsible for regulatory issues in the sector of Energy and Telecommunications. She received a degree from the Institut de Sciences Politiques and a master’s degree in public law from the Université de Paris I-Panthéon Sorbonne, both in Paris, France. She also earned a degree from the French National School of Administration (ENA) in Strasbourg, France in 1978 and is a certified statutory accountant in Paris, France.

Kapil Dhingra became a member of our board of directors in March 2014. Dr. Dhingra founded and is the head of KAPital Consulting, a healthcare consulting firm. Prior to joining AAA, Dr. Dhingra worked for over 25 years in oncology clinical research and drug development. His experience includes nine years at Hoffman-La Roche, where he served in various positions, including Vice President, Head of the Oncology Disease Biology Leadership Team and Head of Oncology Clinical Development. Prior to that, he worked as a Senior Clinical Research Physician at Eli Lilly and Company. Dr. Dhingra specialized in internal medicine and medical oncology. He holds an MD (MBBS) degree from the All India Institute of Medical Sciences in New Delhi, India, with subsequent residency in internal medicine at Lincoln Medical and Mental Health Center in New York City, New York and New York Medical College in Valhalla, New York, and was a Fellow in hematology/oncology at Emory University School of Medicine in Atlanta, Georgia. He has served as independent Board member of several public companies, including Micromet, Algeta and, Five Prime (NASDAQ – FPRX).

Steven Gannon became a member of our board of directors in June 2014. He was a Senior Vice President and the Chief Financial Officer and Treasurer at Aptalis Pharma Inc. until February 2014, after which it was sold to Forest Laboratories. Prior to joining Aptalis Pharma Inc. in 2006, Mr. Gannon served as the Chief Financial Officer for Cryocath Technologies, Inc. from 1999 to 2006, as the Director of Finance and Administration of the Research Division of Astrazeneca Canada Inc. from 1996 to 1999, and as the Chief Financial Officer of Mallinckrodt Medical Inc.’s Canadian operations from 1989 to 1995. He received a bachelor of commerce in accounting and business systems from Concordia University in Montreal, Canada in 1983, and completed the Executive Program at the Richard Ivey School of Business at the University of Western Ontario in Ontario, Canada in 1995. He has been a chartered accountant since 1985.

Yvonne Greenstreet became a member of our board of directors in June 2014. Dr. Greenstreet was a senior vice president and the Head of Medicines Development at Pfizer from 2010 to 2013. Prior to joining Pfizer, Dr. Greenstreet served in various roles at GlaxoSmithKline from 1992 to 2010, including Chief Medical Officer for Europe and Chief of Strategy. Dr. Greenstreet serves on the Advisory Board of the Bill and Melinda Gates Foundation and as a member of the board of directors of Pacira, Moelis and Company and Indivior. She completed her medical training at the University of London Hospitals in London, United Kingdom in 1990, and received her MBChB from the University of Leeds in Leeds, United Kingdom in 1985. She subsequently completed a master’s degree in business administration at INSEAD in Fontainebleau, France in 1991.

Christian Merle became a member of our board of directors in June 2014. Mr. Merle is the Managing Partner of Merle & Partners. Prior to founding Merle & Partners in 2014, Mr. Merle was the Chief Executive Officer of Banque Espirito Santo from 2007 to 2013, the Managing Partner of Gimar & Cie from 2003 to 2007 and the Chief Executive Officer of Banca Intesa from 1998 to 2003. Prior to joining Banca Intesa, he served in various roles at Credit Agricole, including as the Executive Vice President of Credit Agricole Indosuez. He also served in various roles in the French Treasury, including the Chief Representative in the United States from 1987 to 1990. He received his undergraduate degree from the Institut d’Etudes Politiques de Paris in 1974 and a master’s degree in economics from the Université de Paris I-Panthéon Sorbonne in 1975, both in Paris, France.

Leopoldo Zambeletti became a member of our board of directors in June 2014. Mr. Zambeletti is an independent financial advisor in the Life Science sector. In this capacity he has advised various companies on corporate finance matters including advising Nogra Pharma in the largest ever out licensing to Celgene for a compound in development. Prior to becoming an advisor, Mr. Zambeletti was a managing director and Head of European, India and MENA Healthcare Investment Banking at Credit Suisse and a managing director and the Head of the Ultra High Net Worth group at Credit Suisse’s investment bank from 2007 to 2012. From 1994 to 2007, he held various positions at J.P. Morgan, including as Head of Healthcare Investment Banking. He received a bachelor’s degree in business administration from the Università Commerciale Luigi Bocconi in Milan, Italy in 1992. Mr. Zambeletti serves as a member of the board of directors of Nogra Pharma, Summit Therapeutics Qardio, Dignity Biosciences and Faron Pharmaceuticals. He is also a trustee of Saint Barts and the London Charity.

B.	Compensation

Compensation of Senior Management and the Board of Directors

The aggregate compensation paid and benefits in kind granted by us to our senior management (consisting of CEO, COO and CFO), including annual performance bonus, IPO Bonus and social and pension benefits for the year ended December 31, 2015 was €2.8 million (US$3 million). In addition, these three senior managers received in the financial year 2015 a total of 515,000 stock options. No employee shares were awarded to these three individuals in 2015. See below the tables with details on share and options grants under “Equity Awards to Senior Management”.

Our non-employee directors were paid as a group a total of €525,000 (US$570,000) for services rendered in board and audit, R&D and compensation committee meetings (this excludes travel costs and a special IPO bonus for the Chairman of the board) in the year 2015. The fees members of the board were entitled to in 2015 are:

•	Attendance fees: €60,000 (US$65,154) for all board meetings; and

•	Attendance fees for board committee: €15,000 (US$16,288) for members and €20,000 (US$21,718) for the Chairperson.

In addition to the above, in connection with services relating to our initial public offering, and subject to certain conditions, we agreed to pay the chairman of our board, Claudio Costamagna, a cash payment equivalent to 0.2% of the number of our ordinary shares issued and outstanding prior to the offering, multiplied by the public offering price per ordinary share upon the listing of our shares on a public stock exchange.

On August 19, 2015, the Board implemented a warrants plan to allow for non-executive members of our Board, excluding Mr. Costamagna, the Chairman of the Board, to subscribe to an aggregate of 225,000 warrants (with a maximum of 37,500 warrants per director) at a price of  €0.8 per warrant between August 20, 2015 and September 4, 2015, and to exercise such warrants to obtain ordinary shares within 18 months after September 4, 2015 at a fixed price of  €6.10 per ordinary share. As of September 4, 2015, the participants in the warrant plan had subscribed to all the 225,000 warrants and made payment for them. The warrants can now be exchanged into shares before March 4, 2017, against a payment price of €6.1 per ordinary share.

Equity Awards to Senior Management

We have granted rights to acquire free shares to our senior management since January 1, 2013 as follows:

	Year Ended December 31,			Total including per year
Shares Granted	2013	2014	2015	issuances
Stefano Buono (CEO)	—	—	—	—
Gérard Ber (COO)	35,000	—	—	35,000
Heinz Mäusli (CFO)	35,000	—	—	35,000
Total Shares Granted to Senior Management	70,000	0	0	70,000

We have also granted stock-options to our senior management in the year 2015:

	Year Ended December 31,			Total including per year
Shares Granted	2013	2014	2015	issuances
Stefano Buono (CEO)	—	—	200,000	200,000
Gérard Ber (COO)	—	—	165,000	165,000
Heinz Mäusli (CFO)	—	—	150,000	150,000
Total Shares Granted to Senior Management	0	0	515,000	515,000

Free share plans

In 2006, we established the first plan for the allocation of free shares, the 2006 Free Share Plan. In 2010, we established the second plan for the allocation of free shares, the 2010 Free Share Plan. In 2013, we established the third plan for the allocation of free shares, the 2013 Free Share Plan, and together with the 2010 Free Share Plan and the 2006 Free Share Plan, the Free Share Plans. Each of the Free Share Plans was approved by our shareholders.

The right to acquire free shares is a contractual right to receive ordinary shares in the future if certain vesting conditions are met. Following vesting, ordinary shares (the free shares) are issued in respect of such acquisition rights but generally remain subject to a holding period during which transfer of the free shares is restricted. During the holding period, free shares carry dividend, information and voting rights.

Prior Plans

The 2006 Free Share Plan and the 2010 Free Share Plan are no longer used to make new grants of free shares. As of December 31, 2015, under the 2010 Free Share Plan, there were 547,500 rights to acquire free shares that are not yet issued. The terms of the 2006 Free Share Plan and the 2010 Free Share Plan are substantially similar to those of the 2013 Free Share Plan described below (except for the duration of the vesting and holding periods for certain beneficiaries who are non-French tax residents).

2013 Plan

Administration. Our board of directors has the authority to administer the 2013 Free Share Plan, subject to the provisions that fall within the exclusive competence of an extraordinary general meeting of our shareholders. Subject to the terms of the 2013 Free Share Plan, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares.

Eligibility. Our employees, corporate officers, directors and those of our affiliated companies are eligible to be granted free shares under the 2013 Free Share Plan. However no free share may be granted to a person holding more than 10% of our share capital or who would hold more than 10% of our share capital as a result of such grant.

Share Reserve. The maximum number of our ordinary shares that may be issued under the 2013 Free Share Plan is 500,000. In addition, under French law, the number of free shares issued may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant. As of December 31, 2015, 303,500 rights to acquire free shares have been awarded under the 2013 Plan. An additional maximum 196,500 shares may therefore be allocated in 2016 by the board of directors to designated employees. No shares acquisitions from this plan have so far been registered.

Vesting and Holding Periods. Awards granted under the 2013 Free Share Plan must have a vesting period of at least two years from the date of grant of the right to acquire free shares and a holding period of at least two years from the effective date of the acquisition of the free shares (which is generally expected to be concurrent with vesting), except for certain beneficiaries who are non-French tax residents, who are subject to a vesting period of at least four years and no holding period. Rights to acquire free shares will not vest during any notice period following a resignation. During the vesting period, if an award recipient (i) experiences certain specified disabilities, such recipient’s rights to acquire free shares will immediately vest but will remain subject to restrictions during the applicable holding period, or (ii) dies, the recipient’s heirs have six months from the date of death to request that the recipient’s free shares be issued to them; otherwise, the rights to acquire free shares will be cancelled. During the holding period, if a free share recipient experiences a qualifying retirement, the restrictions on such recipient’s free shares will lapse.

Restructuring Impact. Vesting and holding periods do not fall away in the event of an initial public offering or a merger transaction; provided, however, that if a merger agreement does not provide for the assumption of awards under the 2013 Free Share Plan, the vesting of outstanding awards will be accelerated upon approval of the merger by our board of directors and, further, at least 30 days in advance of the general meeting to approve the merger, we will notify award recipients of the opportunity to be issued the free shares in advance of such vesting event. Following an initial public offering, otherwise unrestricted free shares may not be sold either ten days before or after consolidated or annual accounts are made public or during a period when the company has material nonpublic information or for ten days thereafter. During the vesting period, award recipients benefit from anti-dilution protection. In the case of certain recapitalization events, the Company shall either allow recipients to participate, immediately or upon vesting, in such events, or adjust the number of free shares that such recipients are entitled to receive in order to cancel the dilutive effect of such events.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2013 Free Share Plan, as long as no grants have been made under the plan, subject to shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws. After grants have been made under the plan, the 2013 Free Share Plan cannot be amended, altered, suspended or terminated without the consent of each award recipient.

Term. Rights to acquire free shares may be granted under the 2013 Plan until December 17, 2016, unless the plan is terminated earlier.

Tax Considerations. Noncompliance with reporting requirements by us, our affiliates or award recipients may result in the forfeiture of favorable tax treatment and fines.

Option Plan

We entered into a stock option plan pursuant to shareholder authorization granted on June 29, 2015, under which we expect to issue options to purchase up to 13 million newly-issued ordinary shares to officers and employees of the Company and its subsidiaries. Pursuant to the shareholders authorization, the Board is empowered, during a maximum period of 38 months from June 29, 2015, to grant options on an annual basis, subject to a limit of 3% of the total number of outstanding shares per year, in 2016, 2017 and 2018. The options are to be issued at a subscription price to be determined at the date of issuance and in accordance with a fair market value based on the market price of the Company’s share price at such date and applicable provisions of French law.

Eligibility. Our employees and those of our affiliated companies (i.e. AAA S.A. owns at least 10% directly or indirectly) are eligible to be beneficiaries of the stock option plan. However no options may be granted to a person holding more than 10% of our share capital or who would hold more than 10% of our share capital as a result of such grant.

Vesting and Exercise Periods. Awards granted under the 2015 Stock Option Plan have a vesting period of three years from the date of grant of the right to acquire options and the beneficiary has to be an employee of AAA or one of our affiliated companies at the third anniversary of the grant date. The vesting period can be reduced in exceptional circumstances such as disability, death with transfer to heirs within 6 months of date of death or voluntary/compulsory retirement or having reached age limit for holding corporate office; in these cases the beneficiary has the right to the full number of awarded options; in the cases of disability or death the exercise period would be accelerated so that the options may be exercised before the exercise date. The exercise period cannot exceed 10 years as of grant date. It can however be reduced by the board to comply with local laws.

A first option allocation was approved by the Board on November 10, 2015 i.e. the day of pricing our initial public offering at Nasdaq. A total of 4 million options (a higher total than possible in future allocation rounds due to the having completed the initial public offering and as per the relevant shareholder resolution) were allocated to the employees of the company at an exercise price of US$8 per share or the equivalent of US$16 per ADS (Note: 1 ADS equals two ordinary shares). 336 employees eventually accepted the option grant and the total number of options granted in this allocation round amounts to 3,947,625. If all beneficiaries would comply with the service condition and chose to exercise their rights, this option grant could result in the issue of 3,947,625 newly issued shares as of November 10, 2018.

After this first option allocation in November 2015, the Board could allocate an additional maximum of 9,052,375 options from the 2015 stock option plan by August 28, 2018.

Employment Agreements and Incentive Plans

We intend to enter into employment agreements with certain of our named executive officers. We have not yet determined the specific provisions of such employment agreements.

We also intend to enter into a new warrant plan for our non-executive Board Members. Such a plan will require approval from our shareholders. We have not yet determined the specific provisions of such a new plan.

Limitations on Liability and Indemnification Matters

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We expect to maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we may enter into agreements with our directors and executive officers to provide contractual indemnification.

With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract and maintain qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

C.	Board Practices

Board of Directors

Our board of directors is composed of eight members, one of whom is an executive director. The Chairman of the board is Claudio Costamagna. Under French law and our by-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our by-laws, our directors are elected for one-year terms. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council was formed in July 2011. Two of these representatives are entitled to attend all meetings of the board of directors and the shareholders, in an observer capacity.

Director Independence

Our board of directors determined that each of Yvonne Greenstreet, Muriel De Szilbereky, Kapil Dhingra, Steven Gannon, Christian Merle and Leopoldo Zambeletti is an “independent director” as that term is defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of Nasdaq that are generally applicable to a U.S. company. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a FPI listed on Nasdaq, we will be subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that FPIs are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. As a FPI, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of an FPI’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Consistent with French Law, our by-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See “Item 10. Additional Information—B. Articles of Association.” In addition, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to voluntarily adopt the corporate governance listing standards of Nasdaq relating to a majority independent board to the extent possible under French law.

Board Committees

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements.

The board of directors has established an audit committee, which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of the committee complies with all applicable requirements of the French commercial code, the Exchange Act, the exchange on which our ADSs, as are listed, and SEC rules and regulations. In accordance with French law, the audit committee and all other committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions are made by our board of directors taking into account nonbinding recommendations of such committees, including the audit committee.

Audit Committee

The audit committee is chaired by Christian Merle and includes Muriel de Szilbereky and Steve Gannon, who are non-executive board members. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Our board has determined that each member of our audit committee is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and Nasdaq and SEC rules applicable to foreign private issuers. Our board of directors has further determined that each member of our audit committee is an “audit committee financial expert” as defined by SEC rules.

Compensation Committee

The compensation committee is chaired by Yvonne Greenstreet and includes Kapil Dhingra and Leopoldo Zambeletti. The committee will assist our board of directors in overseeing our cash compensation and equity award recommendations for our directors, executive officers and employees along with the rationale for such recommendations. In accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to our compensation committee. As a result, our practice will vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

R&D Steering Committee

The R&D Steering Committee consists of Stefano Buono, Kapil Dhingra and Yvonne Greenstreet, and oversees our R&D strategies and activities and in pursuing new R&D opportunities, as well as providing the rationale for recommendations related to R&D oversight and coordination.

D.	Employees

At December 31, 2015, we had 403 employees: 124 in Italy, 111 in France, 45 in Spain, 27 in the United Kingdom, 15 in Portugal, 15 in Israel, 25 in the United States, 13 in Germany, 14 in Poland and 14 in Switzerland. Since that date, we have continued to expand the number of employees supporting our production, marketing and sales infrastructure.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our authorized share capital is €7.9 million (US$8.6 million), consisting of 78,556,211 ordinary shares, nominal value €0.10 per share. Each of our ordinary shares entitles its holder to one vote.

The following table presents the beneficial ownership of our ordinary shares as of the date of this annual report, referred to in the table below as the “Beneficial Ownership Date,” by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each of our directors;

•	each of our senior management; and

•	all directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the Beneficial Ownership Date through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is based on 78,556,211 ordinary shares outstanding as of December 31, 2015 and assumes the exercise of warrants issued to members of our board in September 2015, which are exercisable from the date of issue and until March 3, 2017 at a price of  €6.10 per ordinary share. Ordinary shares that a person has the right to acquire within 60 days of the Beneficial Ownership Date are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o 20 Rue Rudolf Diesel, 01630 Saint-Genis-Pouilly, France.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Senior Management
Claudio Costamagna(1)	1,050,000	1.3%
Christian Merle(2)	77,500	*
Kapil Dhingra(2)	37,500	*
Leopoldo Zambeletti(2)	81,250	*
Muriel de Szilbereky(2)	40,500	*
Stefano Buono (3)	4,897,800	6.2%
Steve Gannon(2)	45,500	*
Yvonne Greenstreet(2)	37,500	*
Gérard Ber	1,460,600	1.9%
Heinz Mäusli	771,050	*
Claude Hariton	—	—
All directors and senior management as a group (11 persons)	8,499,200	10.82%
5% Shareholders
Andrea Ruben Osvaldo Levi(4)	5,376,000	6.8%
Fin Posillipo S.p.A.(5)	6,316,219	8.0%
HBM Healthcare Investments (Cayman) Ltd.(6)	6,975,222	8.9%
Sergio Dompé S.r.l.(7)	5,625,000	7.2%

*	Indicates ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of (i) 650,000 ordinary shares directly held by Mr. Costamagna and (ii) 400,000 ordinary shares held by CC & Soci S.r.l. Because Mr. Costamagna is the chairman of the board of, and owns 90% of, CC & Soci S.r.l., Mr. Costamagna may be deemed to individually beneficially own the 400,000 ordinary shares held by CC & Soci S.r.l.

(2)	Consists for all these persons of 37,500 ordinary shares issuable upon the exercise of warrants that are exercisable within 60 days after September 28, 2015 at an exercise price per ordinary share of €6.10 and of ADSs acquired in the initial public offering.

(3)	Consists of (i) 4,850,800 ordinary shares directly held by Mr. Buono and (ii) 47,000 ordinary shares held by Mr. Buono’s spouse, which may be deemed to be beneficially owned by Mr. Buono

(4)	Consists of (i) 3,426,000 ordinary shares directly held by Mr. Levi; (ii) 1,000,000 ordinary shares held by Parabensa S.r.l.; and (iii) 950.000 ordinary shares held by Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. Mr. Levi is the sole director of Parabensa S.r.l. and has sole voting and disposition power with respect to the shares held by Parabensa S.r.l. The address of Parabensa S.r.l.’s headquarters is Corso D’Azeglio 21, Torino 10126, Italy. Mr. Levi is a member of the board of directors of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l., which consists of Mr. Levi, Paola Chiari and Pietro Sighicelli, and has shared voting and disposition power with respect to the 950,000 shares held by Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. None of the members of the board of directors of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. has individual voting or disposition power with respect to the 950,000 shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l.’s headquarters is Via Principe Amedeo 11, Torino 10123, Italy.

(5)	Consists of (i) 6,115,189 ordinary shares directly held by Fin Posillipo S.p.A. and (ii) 201,030 ordinary shares indirectly held by Fin Posillipo S.p.A. through its 68.4% ownership of Life Sciences Capital S.p.A.(LSC). The board of directors of Fin Posillipo S.p.A. has sole voting and disposition power with respect to the shares held by such entity. The board of directors of Fin Posillipo S.p.A. is comprised of Massimo Petrone, Raffaele Petrone, Pierluigi Petrone and Alberto D’Alessandro, none of whom has individual voting or disposition power with respect to these shares and each of whom disclaim beneficial ownership of the shares held by Fin Posillipo S.p.A., except to the extent of any pecuniary interest therein. Raffaele Petrone, Massimo Petrone and Pierluigi Petrone each hold approximately 33.3% of the equity of Fin Posillipo S.p.A. Fin Posillipo S.p.A. owns 68.4% of LSC and therefore indirectly owns approximately 68.4% of the ordinary shares held directly by LSC.

(6)	Consists of 6,975,222 ordinary shares held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and disposition power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Prof. John Urquhart and Paul Woodhouse, none of whom has individual voting or disposition power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of HBM Healthcare Investments (Cayman) Ltd.’s headquarters is Governor’s Square, Suite No: 4-212-2, 213 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.

(6)	Consists of 5,625,000 ordinary shares held by Sergio Dompé S.r.l. The board of directors of Sergio Dompé S.r.l has sole voting and disposition power with respect to the shares held by such entity. The sole director of Sergio Dompé S.r.l., Mr. Sergio Dompé, disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Due to Mr. Dompé's 100% ownership interest in Sergio Dompé S.r.l., Mr. Dompé may be deemed to individually beneficially own 5,625,000 ordinary shares held by Sergio Dompé S.r.l. The address of Sergio Dompé is Via Santa Lucia 6, I-20122 Milan, Italy.

B.	Related Party Transactions

Transactions with our Principal Shareholders, our Board Members and Senior Managers in 2015

The group of our board of directors, senior managers and 5%+ shareholders purchased a total of 352,830 ADSs (equivalent to 705,660 ordinary shares) in the initial public offering in November 2015.

Shareholders’ Agreement

We entered into a second amended and restated shareholders’ agreement with certain shareholders. The shareholders’ agreement, among other things:

•	contains certain restrictions on disposal and transfer of our ordinary shares and other securities;

•	grants certain shareholders a right to tag along to another shareholder’s proposed transfer of our ordinary shares;

•	grants certain shareholders, in connection with such shareholders’ proposed sale of our ordinary shares, a right to drag the other shareholders along with such proposed sale; and

•	limits the ability of shareholder directors to compete with AAA or to hold interests exceeding 2% of the share capital of any third party that competes with AAA, subject to exemption by a majority vote of the board.

The shareholders’ agreement will, by its terms, terminate upon the earlier of February 28, 2019 or the listing of our ordinary shares or other securities on any stock exchange. As a result, the shareholders’ agreement terminated upon the listing of our ADSs in November 2015.

Stock Option Plan

In connection with our initial public offering, we entered into an option plan for the benefit of certain of our officers and employees and a New Free Share Plan, as described in “Item 6. Directors, Senior Management and Employees—B. Compensation—Option Plan”.

Warrants

As of December 31, 2015, we had issued an aggregate of 225,000 warrants to certain members of our Board pursuant to a shareholder authorization granted in June 2015. Each warrant is exercisable from the date of issue until March 3, 2017, and may be exercised in exchange for one ordinary share at a price of €6.10 per share. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Senior Management and the Board of Directors.”

Other Transactions

We are also a party to service agreements with Pierrel, of which our former director Raffaele Petrone is president, for contract services related to our Phase 3 trial for Lutathera. See “Item 4. Information on the Company—B. Business Overview—Other Contracts.” The foregoing agreements were entered into and, to the extent applicable, provided compensation to such former directors or their affiliated entities on terms negotiated on an arm’s-length basis.

In connection with services relating to our initial public offering, and subject to certain conditions, we have agreed to pay the chairman of our board, Claudio Costamagna, a cash payment equivalent to 0.2% of the number of our ordinary shares issued and outstanding prior to the offering, multiplied by the public offering price per ordinary share upon the listing of our shares on a public stock exchange. In addition to the above, we agreed to pay certain members of our management and certain of our employees a one-time bonus upon the completion of our initial public offering, in an aggregate amount of about €1.2 million (US$ 1.3 million).

We have in the past entered into agreements with certain of our former directors or officers relating to services provided by such officers or directors or entities with which such officers or directors were affiliated.

In addition, certain of our existing shareholders have purchased our ordinary shares during the course of the private placements that we completed in May and June 2015 in arm’s length transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

B.	Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the company.”

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

In November, 2015 we completed our initial public offering and listed our ADSs on the NASDAQ Global Select Market, or the NASDAQ, under the symbol “AAAP.”

The table below presents, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in US$) of our ADSs on the NASDAQ.

Period	High	Low
Year Ended
2015 (from November 11, 2015)	$31.96	$24.50
Quarter Ended
Fourth Quarter 2015 (from November 11, 2015)	31.96	24.50
Month Ended
November 2015	26.50	24.50
December 2015	31.96	26.44
January 2016	30.88	23.81
February 2016	33.47	24.06
March 2016	38.01	32.50
April 2016 (through April 14, 2016)	36.81	34.75

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

The following description of our share capital summarizes certain provisions of our By-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our By-laws a copy of which have been filed as an exhibit.

General

As of the date of this annual report, our outstanding share capital consisted of a total of 78,556,211 ordinary shares, nominal value €0.10 per ordinary share, all issued and outstanding.

As of date of this annual report, approximately 9,342,444 shares, representing 11.89% of our outstanding shares were held of record by 23 residents of the United States.

Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws on a non-diluted basis. Our fully diluted share capital currently represents the amount of all issued and outstanding shares, plus the amount of the shares already granted to our directors and employees under previous plans that are not issued yet.

History of Securities Issuances

From January 1, 2011 through the date of this annual report, the following events have changed the number of our issued and outstanding shares:

•	On May 20, 2011, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated May 11, 2011, the board of directors decided to issue 2,000,000 ordinary shares, increasing the share capital by €200,000;

•	On June 28, 2011, pursuant to decisions at the Extraordinary General Meeting of the shareholders dated February 16, 2011, May 11, 2011 and June 19, 2006, the board of directors decided to issue a total of 8,507,417 ordinary shares covering, in aggregate, the decisions at these three meetings, increasing the share capital by €850,741.70;

•	On February 23, 2012, pursuant to a decision at the Extraordinary General Meeting of the shareholders of the same day, the board of directors decided to issue 120,000 ordinary shares, increasing the share capital by €12,000;

•	On December 14, 2012, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated January 29, 2010, the board of directors decided to issue 19,377 ordinary shares, increasing the share capital by €1,937.70. On the same day and pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue an additional 190,000 ordinary shares, increasing the share capital by €19,000;

•	On April 11, 2013, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue 535,994 ordinary shares, increasing the share capital by €53,599.40. On the same day and pursuant to another decision at the same Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue an additional 427,092 ordinary shares, increasing the share capital by €42,709.20;

•	On June 19, 2013, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 20, 2012, the board of directors decided to issue 575,000 ordinary shares, increasing the share capital by €57,500;

•	On November 29, 2013, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 177,500 ordinary shares, increasing the share capital by €17,750;

•	On February 14, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 40,000 ordinary shares, increasing the share capital by €4,000. On the same day and pursuant to two decisions at the Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue an additional 8,507,038 ordinary shares, increasing the share capital by €850,703.80;

•	On March 27, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated October 18, 2013, the board of directors decided to issue 241,114 ordinary shares, increasing the share capital by €24,111.40;

•	On October 16, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 295,000 ordinary shares, increasing the share capital by €29,500;

•	On May 28, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated December 16, 2014, the board of directors decided to issue 1,459,660 ordinary shares, increasing the share capital by €145,966;

•	On June 17, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated December 16, 2014, the board of directors decided to issue 2,330,110 ordinary shares, increasing the share capital by €233,011;

•	On August 19, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 352,500 ordinary shares, increasing the share capital by €35,250;

•	On September 6, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 19, 2006, the board of directors decided to issue 235,000 ordinary shares, increasing the share capital by €23,500;

•	On September 28, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 167,500 ordinary shares, increasing the share capital by €16,750; and

•	On November 10, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated December 16, 2014, the board of directors decided to issue 10,782,400 ordinary shares, increasing the share capital by €1,078,240.

Each share is entitled to one vote on all matters submitted to our shareholders.

As of December 31, 2015, the Company had issued 225,000 warrants to purchase ordinary shares to certain members of our board of directors. Such warrants are exercisable from the date of issuance until March 3, 2017, for a price per ordinary share of  €6.10. As of December 31, 2015, we had not issued any ordinary shares pursuant to the exercise of such warrants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Senior Management and the Board of Directors.”

Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares

The description below reflects the terms of our By-laws and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to this annual report.

Corporate Purpose

Our corporate purpose in France and abroad includes:

•	sale of products, services and studies in the sector of medicine and industry, of applications of particles accelerators, of pharmaceutical products, of chemical products, of artificial radio elements and of all other similar products;

•	production, trade, distribution, transportation, exportation, importation and sale of radioactive isotopes for industrial and medical applications;

•	production, trade, distribution, transportation, exportation, importation and sale of chemical, pharmaceutical and medical products and of all similar products;

•	production, trade, distribution, transportation, exportation, importation and sale of industrial and medical machines and consumables, and ancillary services;

•	participation of the Company, by all means, directly or indirectly, to all operations that are related to its corporate purpose, through creation of new companies, contribution, subscription or acquisition of shares, merger or other similar means, through creation, acquisition, leasing, lease-management, of any business assets or business goodwill or facility and through creation, acquisition, use or transfer of all processes and patents related to the corporate purpose of the Company; and

•	and more generally, participation in any industrial, commercial, financial, civil, real estate operations that are related directly or indirectly to the corporate purpose of the Company or to any similar or attached activity.

Directors

Quorum and Voting. The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our By-laws. Our By-laws allow directors to attend meetings of the board of directors in person or, to the extent permitted by the internal rules that may be adopted by the board of directors and applicable law, by videoconference or other telecommunications arrangements. In addition, our By-laws allow a director to grant another director a proxy to represent him at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are taken by the majority of votes cast. In the event of a tied vote, the Chairman of the board of directors shall have a casting vote.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested. Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of our business and (2) upon standard market terms is subject to the prior authorization of the board of directors (it being specified that the interested director cannot vote on such decision). The same provision applies to agreements between us and another company if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors’ Compensation. The aggregate amount of attendance fees (jetons de presence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (remunerations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of our compensation policy for our non-employee directors.

Board of Directors’ Borrowing Powers. There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Age Limits. The Directors’ age limit is 75 years old.

Employee Director Limits.   The number of directors who are also party to employment contracts with the Company may not exceed a third of the directors in office.

Directors’ Share Ownership Requirements.   None.

Directors Mandate Duration.   Our By-laws provide that members of our board of directors are elected for a tenure of one year.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends. We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable profits” consist of our unconsolidated net profit in each fiscal year, plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below).

Legal Reserve. Pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital.

Approval of Dividends. Pursuant to French law, our board of directors may propose for a dividend to be distributed, or not distributed, to the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €8.2 million (US$8.9 million) on December 31, 2015.

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim consolidated statement of financial position, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Pursuant to recently passed legislation, if a dividend is distributed we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us in cash.

Distribution of Dividends. Dividends are distributed to shareholders pro rata according to their respective holdings of shares. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. French law provides that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Voting Rights. We only have ordinary shares outstanding. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our By-laws. Ownership of one share implies, ipso jure, adherence to our By-laws and the decisions of the shareholders’ meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.

Rights to Share in Our Profit. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation. If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them.

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares for the following purposes only:

•	to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders, with the approval of the shareholders at an extraordinary general meeting; following the purchase offer made to all shareholders, in case the number of shares presented for repurchase by shareholders who agree to sell their shares is higher than the number of shares to be purchased under the offer, the number of shares to be repurchased from each concerned shareholder will be reduced on a pro rata basis of its participation. If the number of shares presented for repurchase by shareholders is lower than the number of shares to be purchased under the offer, the board of directors shall confirm the repurchase of the concerned shares, and may proceed to a new purchase offer. In this case, the shares repurchased must be cancelled within one month from their repurchase date;

•	to provide shares for distribution to employees, corporate officers and directors under a profit-sharing or equity compensation plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•	to facilitate an issue of additional shares or securities convertible or exchangeable into shares, a merger or a spin-off approved by the shareholders at an ordinary general meeting; in this case, the shares repurchased cannot represent more than 0.25% of the share capital in any fiscal year and must be immediately cancelled.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital (5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by us). Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly.

Sinking Fund Provisions. Our by-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the nominal of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages. None except as described under the section “Form, Holding and Transfer of Shares — Ownership of Shares by Non-French Persons.

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings. Shareholders may in accordance with legal and regulatory requirements, send their vote or proxy either by hard copy or telecommunications means. Shareholders sending their vote within the applicable time limit, using the form provided to them by us for this purpose, are deemed present or represented at the meeting.

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder following a public tender or exchange offer or following a change of control. Meetings are held at our registered offices or at any other location indicated in the convening notice. Subject to limited exceptions provided by French law, notices must be given at least 15 days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (currently 5%), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Under the By-laws, shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by the director appointed for this purpose by the board of directors. Scrutinizing shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our By-laws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting. Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•	provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; and

•	pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-third of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds

Our By-laws provide that any natural person or legal entity, acting either alone or in concert, that comes to hold a number of shares representing a proportion of the share capital or voting rights that is equal to or greater than 1% of the share capital or voting rights, or any multiple of this percentage, including any in excess of the declaration thresholds provided for by the legislation and regulations in force, must inform the company of the total number of shares and voting rights that they own, and also inform it of the number of securities giving future access to the capital, and the number of any voting rights that may be attached to these, by means of a letter sent by recorded delivery with return receipt, within a timeframe of ten (10) days as from the time crossing the threshold in question.

This obligation to inform the company also applies whenever a shareholder’s holding in the share capital or the voting rights falls below one of the thresholds mentioned in the preceding paragraph.

If not declared in accordance with the provisions of the By-laws, shares exceeding the portion which should have been declared will be deprived of their voting right at shareholder’s meetings, in accordance with the provisions of the Commercial Code, if, at a meeting, the failure to have made a declaration is noted and one or more shareholders that together hold at least 5% of the share capital request this at this meeting.

There are no other declarations of crossing of ownership thresholds except as described under the section “Form, Holding and Transfer of Shares — Ownership of Shares by Non-French Persons.”

Changes in Share Capital

Increases in Share Capital. Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares;

•	creating a new class of equity securities (preference shares); and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer or merger;

•	by conversion of previously issued debt instruments;

•	by exercise of the rights attached to securities giving access to the share capital;

•	by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The extraordinary general meeting may delegate to the board of directors, as applicable, all powers required to implement it. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise, depending on the contemplated operations.

Preferential Subscription Right. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders waived their preferential subscription rights with respect to this offering at an extraordinary general shareholders’ general meeting held on December 16, 2014.

Form, Holding and Transfer of Shares

Form of Shares. Our By-laws provide that our shares are registered or bearer shares.

Holding of Shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative appointed by us. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.

Ownership of Shares by Non-French Persons. Neither French law nor our By-laws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. Non-residents of France must file an administrative notice with the French authorities in connection with a direct or indirect investment in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions would require the filing of an administrative notice:

•	any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law, more than 33.33% of whose capital or voting rights are held by non-French residents;

•	any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if more than 33.3% of our capital or voting rights are held by non-French residents;

•	significant loans and guarantees granted or the purchase of patents or licenses, the conclusion of commercial contracts or the provision of technical assistance, which confer to our counterparty a de facto controlling position.

Violation of this administrative notice requirement is sanctioned by a fine of not more than €750. This amount may be multiplied by five if the violation is made by a legal entity.

Assignment and Transfer of Shares. They are registered in a share account and transferred by means of a transfer from account to account. We must receive notice of any transfer for it to be validly registered in our accounts.

Limitations Affecting Shareholders of a French Company

Many limitations affect shareholders of a French company, the rights of such shareholders being subject to the provisions of French company law. The below list highlights certain of the principal limitations, but is not an exhaustive list.

Availability of Preferential Subscription Rights

While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on December 16, 2014, in the future our shareholders will have the preferential subscription rights described under “Description of Share Capital — Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares — Changes in Share Capital—Preferential Subscription Rights.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the United States (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the United States of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares” for a detailed explanation of the Depositary’s responsibility in connection with a rights offering.

Differences in Corporate Law

The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least 3 and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws.
Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws, subject to applicable regulations.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority shareholder vote, though in the case of a corporation whose board is classified, shareholders may effect such removal only for cause.
Vacancies on the board of directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least 3 directors remain in office, may be filled by a majority of the remaining directors pending ratification by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within 6 months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.

	France	Delaware
General Meeting	Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.
Notice of General Meetings	Under French law, for corporations all the shares of which are in registered form, written notice of any meeting of the shareholders must be given at least 15 calendar days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Proxy	Under French law, any shareholder may vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons or to any person for legal entities. General proxies are not valid and a separate proxy must be provided for each shareholders’ meeting, unless it concerns an ordinary and an extraordinary meeting held the same day or within the next 15 days, or a consecutive general meeting with the same agenda (in the event the quorum has not been reached).	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

	France	Delaware
Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under Delaware law, a corporation’s certificate of incorporation (1) may permit shareholders to act by written consent if such action is signed by all shareholders, (2) may permit shareholders to act by written consent signed by shareholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.
Preemptive Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, at the extraordinary meeting deciding or authorizing the capital increase, represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.
	France	Delaware
Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of  “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law. “Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

“Distributable premium” refers to the contribution paid by the shareholders in addition to the nominal value of their shares for their subscription that the shareholders decide to make available for distribution. Except in case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	France	Delaware
Repurchase of Shares

Under French law, a private corporation (being specified that the company will not qualify as a public corporation for French law purposes for so long as it shall be listed in the United States only) may acquire its own shares for the following purposes only:

•      to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

•      with a view to distributing within one year of their repurchase the relevant shares to employees, corporate officers and directors under a profit-sharing or equity incentive plan;

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

•      to sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years of their repurchase; or

•      within the limit of 5% of its issued share capital, in payment or in exchange for assets acquired by the corporation within two years of their repurchase.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

	France	Delaware
Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for: any breach of the director’s duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•      intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•      any transaction from which the director derives an improper personal benefit.

Voting Rights	French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.
	France	Delaware
Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:

•      completion of a merger requires the approval of the board of directors and the approval by a two-third majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation may be required, depending on the nationality of the concerned companies and therefore the applicable laws;

•      dissolution requires the approval by a two-third majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting; and

•      sale, lease or exchange of all or substantially all of a corporation’s assets requires the approval by a two-third majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting if such operation modifies the corporate purpose set forth in the By-laws.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•      the approval of the board of directors; and

•      approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	France	Delaware
Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the shareholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting shareholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•      shares of stock of the surviving corporation;

•      shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

•      cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•      any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the shareholders of the surviving corporation.

	France	Delaware
Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.
Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder through the duration of the legal action.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•      state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•      allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•      state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

	France	Delaware
Amendment of Certificate of Incorporation	Under French law, there is no certificate of incorporation per se. The equivalent of the certificate of incorporation is called “extrait K-bis” and reflects all the significant information with regards to a French company, such as its name, date of registration, identification number, form, share capital, registered office, governance and administration, etc. Any changes of the By-laws, or in the situation of the company as reflected in the extrait K-bis, shall be registered with the competent Registry of Commerce and Companies on the French territory.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•      its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and

•      the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, by-laws may only be adopted or amended at extraordinary shareholders’ meetings.	Under Delaware law, the shareholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

C.	Material Contracts

See “Item 4. Information on the Company—B. Business Overview—Licensing” and “Item 4. Information on the Company—B. Business Overview—Other Contracts.”

D.	Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

E.	Taxation

The following summary contains a description of the material French and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own ADSs. The summary is based upon the tax laws of France and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

French Tax Consequences

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and ordinary shares, or the Securities and, unless otherwise noted, this discussion is the opinion of Orrick, Herrington & Sutcliffe (Europe) LLP, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

France has introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide, inter alia, for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of trusts not already subject to the French wealth tax and not declared to the French tax authorities, and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of our securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009) (the “U.S. Treaty”), and the tax guidelines issued by the French tax authorities in force as of the date of this annual report on Form 20-F.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of our securities.

If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to U.S. Holders who meet the following conditions:

•	they own, directly or indirectly, less than 10% of the capital and dividend rights of the Company;

•	they hold their ADSs as capital assets that have the U.S. dollar as their functional currency;

•	they are entitled to U.S. Treaty benefits under the “Limitation on Benefits” provision contained in the U.S. Treaty;

•	the ownership of their ADSs is not effectively connected to a permanent establishment or a fixed base they have in France;

•	they are not multi resident;

•	they do not hold their ADSs through a non-U.S.-based pass-through entity; and

•	they do not receive dividends, capital gains or other payments on their ADSs in an account opened in a Non-Cooperative State, as defined under Article 238-0 A of the French Tax Code, or the FTC, and as mentioned in the list updated and published by the French tax authorities on January 1 of each year

A U.S. Holder who meets all the above conditions is hereafter defined as an “Eligible U.S. Holder”.

For the purpose of the U.S. Treaty, an Eligible U.S. Holder of ADSs will be treated as the owner of the Company’s ordinary shares represented by such ADSs.

The description below is relevant only to U.S. holders who are Eligible U.S. Holders.

Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders of our ADSs are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of our ADSs in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.2% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion Euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. French companies whose market capitalization exceeds 1 billion Euros are included on a list published by the French State.

Following our initial public offering, purchases of AAA’s securities may be subject to such tax provided that its market capitalization exceeds 1 billion Euros and that Nasdaq is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company will be subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Under French domestic law, dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a Non-Cooperative State or Territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends. Subject to certain conditions and filing requirements, such withholding tax rates may generally be reduced under applicable double income tax treaties entered into by France.

Eligible U.S. Holders will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the U.S. Treaty, the rate of French withholding tax on dividends paid to an Eligible U.S. Holder is generally reduced to 15% and such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15%, if any.

For Eligible U.S. Holders that are not individuals but are U.S. residents, as defined in the U.S. Treaty, the requirements for eligibility for Treaty benefits, including the reduced 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the U.S. Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. These Eligible U.S. Holders are advised to consult their own tax advisers regarding their eligibility for U.S. Treaty benefits in light of their own particular circumstances.

Dividends paid to an Eligible U.S. Holder may immediately be subject to the reduced rate of 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the U.S. Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20). Dividends paid to an Eligible U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, if paid in a Non-Cooperative State or Territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

Tax on Sale or Other Disposition

In general, under the Treaty, an Eligible U.S. Holder will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ordinary shares or ADSs. Special rules apply to U.S. Holders who are residents of more than one country.

U.S. Federal Income Tax Considerations for U.S. Holders

Following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons that own or are deemed to own ten percent or more of our voting shares; and

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between France and the United States (the “Treaty”) all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares or ADSs, eligible for the benefits of the Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of French taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

Taxation of distributions

Subject to the PFIC rules described below, distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. The amount of a dividend will include any amounts withheld by us in respect of French withholding taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, French income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other taxable disposition of ordinary shares or ADSs

Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and gains from the disposition of assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the trading price of our ADSs, we do not believe that we were a PFIC for the year ended at December 31, 2015. However, because PFIC status depends on the composition of our income and assets and the relative fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares or ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on such ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

Alternatively, if we are a PFIC and if our ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. Our ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq market on which the ADSs are listed is a qualified exchange for this purpose. However, as our ordinary shares are not expected to be listed on an exchange, holders of ordinary shares will not be able to make a mark-to-market election. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election.

A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that we do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the holder generally must file an IRS Form 8621, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ordinary shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, we are required to submit reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a FPI, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We are not currently exposed to significant interest rate risk because most of our long-term debt is at fixed interest rates.

Foreign Currency Exchange Rate Risk

Exchange rate variations could affect our consolidated statement of income. For the year ended December 31, 2015 we realized 74% of our sales in the euro zone compared to 77% for the same period in 2014. In fiscal year 2014 we generated 77% of our sales in the euro zone as compared to 88% in fiscal year 2013. However, we operate internationally and are exposed to foreign exchange risk arising from various exposures, primarily with respect to the Israeli Shekel, Japanese Yen, Swiss Franc, UK Pound Sterling and U.S. Dollar due to our operations in those countries.

Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. At December 31, 2015 and December 31, 2014, a 5% increase or decrease in these exchange rates with all other variables held constant would not have resulted in a significant change to our results.

We have hedged about 50% of the US$ initial public offering proceeds against variations in the US$/€ exchange rate. Other than that we do not have any hedging policies in place to manage these exposures but may consider putting them in place going forward.

Interest Rate Risk

We do not consider our exposure to changes in interest rates to be significant. Some of our lease contracts are partially linked to indices such as Euribor and INSEE. Variations in these indices could entail increased interest payments. A variation of 1% in these indices would increase (decrease) our interest rate expenditure by approximately €0.1 million. At December 31, 2015, 2014 and 2013, we had €6.1 million, €6.9 million and €8.2 million, respectively, in financial liabilities that bore interest at a floating rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents two ordinary shares (or a right to receive two ordinary shares) deposited with the principal Paris office of BNP Paribas Securities Services or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The principal executive office is located at One Wall Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. A copy of the Agreement is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

Fees and Expenses

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

The Bank of New York Mellon has also agreed to reimburse us annually for certain expenses (subject to certain limitations) in connection with the ADR facility and to pay us annually a further amount which is a function of the issuance and cancellation fees and depositary service fees charged by the depositary to our ADS holders.

In this context, and for the fiscal year ended December 31, 2015, the Company did not receive any reimbursement from The Bank of New York Mellon.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply any dividends or other distributions owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material modifications to instruments

Not applicable.

B.	Material modifications to rights

Not applicable.

C.	Withdrawal or substitution of assets

Not applicable.

D.	Change in trustees or paying agents

Not applicable.

E.	Use of proceeds

On November 10, 2015, our registration statement on Form F-1 (File No. 333-207223), as amended, was declared effective by the SEC for our initial public offering of our ADS, pursuant to which we offered and sold a total of 5,391,200 ADSs, each representing 2 of our ordinary shares, €0.10 nominal value per share, at a public offering price of $16.00 per ADS. Citigroup Global Markets Inc. and Jefferies LLC acted as joint book-running managers for the offering. The offering began on November 2, 2015 and was completed on November 10, 2015. All securities registered in the registration statement have been sold pursuant to the underwriting agreement for the initial public offering.

We sold 5,391,200 ADSs, including 703,200 ADSs purchased by the underwriters pursuant to their option to purchase additional ADSs for an aggregate price of $86.3 million. We received net proceeds of approximately $80.4 million, after deducting underwriting discounts and commissions of approximately $5.8 million and other expenses of approximately $0.05 million.

Our expenses in connection with our initial public offering from November 10, 2015 through December 31, 2015, other than underwriting discounts and commissions, were the following:

Expenses	Amount (US$)
SEC registration fee	9,230
FINRA filing fee	11,750
NASDAQ listing fee	150,000
Printing and engraving expenses	202,111
Legal fees and expenses	560,768
Accounting fees and expenses	386,628
Road show expenses	43,470
Miscellaneous costs (IPO Bonus)*	2,457,599
Total	3,821,556

*	IPO Bonus costs paid in cash or accrued for in 2015 for the Chairman of the Board, senior management and certain employees of the company

None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

For the period up until December 31, 2015 AAA made the following uses of the net proceeds from the initial public offering:

•	Investments for the construction of our new production sites in Murcia (Spain) and in Millburn (USA) of €1.6M approximately;

•	Bonus payments made for the completion of the initial public offering at Nasdaq to the Chairman and senior managers and employees of the company of approximately €1.6 million;

•	Payment of a contingent liability to former owners of the acquired companies Barnatron and Cadisa or €1 million;

•	Payment of legal fees related to the work on the initial public offering and also board fees of a combined €0.8 million;

•	Payments made on R&D projects, notably Somakit, Lutathera, Annexin and some other operating expenses of €0.7 million.

The investments and expenses described above amounted to approximately €5.7 million (US$6.2 million)

Other than as described above, there has been no significant change in the planned use of proceeds from our initial public offering as described in our final prospectus dated November 10, 2015 filed with the SEC on November 12, 2015.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2015, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective due to the material weaknesses in our internal control over financial reporting identified during our preparation for our initial public offering and 2015 annual financial statements as more fully described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Control Over Financial Reporting.”

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control Over Financial Reporting” for changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee is chaired by Christian Merle and includes Muriel de Szilbereky and Steve Gannon, who are non-executive board members. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Our board has determined that each member of our audit committee is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and Nasdaq and SEC rules applicable to foreign private issuers. Our board of directors has further determined that the members of our audit committee members have the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct applicable to the board of directors and all employees. Since its effective date on September 17, 2015, we have not waived compliance with or amended the code of conduct. We have posted a copy of our code of conduct on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by KPMG S.A., independent registered public accounting firm, for audit and other services performed in fiscal years 2015 and 2014.

	2015	2014
	(in thousands of Euros)
Audit fees	€1,006	€1,266
Audit-related fees	7	-
Tax fees	-	-
All other fees	-	-

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre- approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The above audit fees in 2014 include also costs incurred in the preparation of our first and eventually not successful initial public offering attempt at the beginning of 2015.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

For a description of the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	English Translation of Articles of Association.*
2.1	Form of Deposit Agreement among Advanced Accelerator Applications S.A., The Bank of New York Mellon, as depositary, and owners and holders of American Depositary Shares (incorporated by reference to our Registration Statement on Form F-6 (File No. 333-201502) filed with the SEC on January 14, 2015).
2.3	Form of American Depositary Receipt (included in Exhibit 4.1).
2.4	Form of Shareholders’ Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
2.5	Share Purchase Agreement, dated February 14, 2014, among Advanced Accelerator Applications S.A., Imaging Equipment (Holdings) Limited, Nicholas Stevens, Helen Ruth Stevens, Prabhjeevan Singh Virk, Victor Griffin and Richard Huggins (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
2.6	Advanced Accelerator Applications S.A. Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
2.7	Form of Warrant Subscription (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.1	Sale and Purchase Agreement, dated May 20, 2010, by and among Advanced Accelerator Applications S.A., BioSynthema Inc., and certain shareholders of BioSynthema Inc. listed in Schedule 1 thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.2	License Agreement, dated October 10, 2007, by and between Mallinckrodt Inc. and BioSynthema Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F 1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.3	Know How and Trademark License Agreement, dated January 14, 2009, between Advanced Accelerator Applications S.A. and IASON GmbH (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F 1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.4	License Agreement, dated June 12, 2007 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F 1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.5	Service Agreement, dated April 3, 2012, between Advanced Accelerator Applications S.A. and Pierrel Research Italy S.p.A (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.6	Unanimous Shareholders Agreement dated March 27, 2014, among Advanced Accelerator Applications Canada Inc., 4549694 Canada Inc., 7329563 Canada Inc. and Atreus Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†

4.7	Share Purchase Agreement dated December 18, 2014 between 7329563 Canada Inc. and Advanced Accelerator Applications S.A. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.8	Agreement on Special Compensation Allowance by and between Advanced Accelerator Applications S.A. and Claudio Costamagna dated January 19, 2015 (incorporated herein by reference to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on November 2, 2015).
4.9	License Agreement, dated June 16, 2015 between Advanced Accelerator Applications International and Fujifilm RI Pharma Co., Ltd (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
8.1	List of subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed with this Annual Report on Form 20-F.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Stefano Buono
	Name:	Stefano Buono
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: April 29, 2016

Advanced Accelerator Applications S.A. 20 rue Rudolf Diesel 01630 Saint Genis Pouilly ____________________________ IFRS CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2015, 2014 and 2013

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

KPMG Audit	Téléphone	+33 (0)4 37 64 76 00
51 rue de Saint Cyr	Télécopie :	+33 (0)4 37 64 76 09
CS 60409	Site internet :	www.kpmg.fr
69338 Lyon Cedex 9
France

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Advanced Accelerator Applications S.A.

We have audited the accompanying consolidated statements of financial position of Advanced Accelerator Applications S.A. and subsidiaries (“the Company”) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Accelerator Applications S.A. and subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Lyon, France
April 28, 2016

KPMG Audit

A division of KPMG S.A.

/s/ Stéphane Devin

Stéphane Devin

Partner

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2015, 2014 and 2013

In € thousands	Notes	12.31.2015	12.31.2014	12.31.2013

Sales	4.1	88,615	69,865	53,806
Raw materials and consumables used		(18,335)	(14,597)	(9,185)
Personnel costs	4.2	(29,520)	(21,089)	(16,265)
Other operating expenses	4.4	(44,447)	(35,015)	(24,644)
Other operating income	4.5	5,474	4,230	3,977
Depreciation and amortization	4.7	(11,321)	(11,993)	(9,545)

Operating loss		(9,534)	(8,599)	(1,856)

Finance income (including changes in fair value of contingent consideration)	4.8	1,156	396	387
Finance costs (including changes in fair value of contingent consideration)	4.8	(7,852)	(2,196)	(10,155)

Net finance loss		(6,696)	(1,800)	(9,768)

Loss before income taxes		(16,230)	(10,399)	(11,624)

Income taxes	4.9	(771)	(404)	(1,157)

Loss for the year		(17,001)	(10,803)	(12,781)

Attributable to:
Owners of the Company		(17,001)	(9,499)	(12,152)
Non-controlling interests	5.11	-	(1,304)	(629)

Loss per share

Basic (€ per share)	5.10	(0.25)	(0.15)	(0.22)
Diluted (€ per share)	5.10	(0.25)	(0.15)	(0.22)

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

year ended December 31, 2015, 2014 and 2013

In € thousands	12.31.2015	12.31.2014	12.31.2013
Loss for the year	(17,001)	(10,803)	(12,781)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	3,239	2,053	(125)

Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	(559)	(61)	17

Other comprehensive income / (expense) net of tax (1)	2,680	1,992	(108)
Total comprehensive loss for the year	(14,321)	(8,811)	(12,889)

Total comprehensive loss attributable to:
Owners of the Company	(14,321)	(7,776)	(12,061)
Non-controlling interests	-	(1,035)	(828)

(1)	Tax effect of € 176 thousand at December 31, 2015, € 31 thousand at December 31, 2014 and € (5) thousand at December 31, 2013.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

at December 31, 2015, 2014 and 2013

ASSETS (In € thousands)	Notes	12.31.2015	12.31.2014	12.31.2013
Non-current assets		112,687	107,842	103,449
Goodwill	5.3	22,662	21,377	21,252
Other intangible assets	5.3	31,884	32,410	30,581
Property, plant and equipment	5.4	56,332	51,779	49,280
Financial assets	5.5	1,512	1,959	2,336
Deferred tax assets	4.9	297	317	-
Current assets		161,416	78,672	40,028
Inventories	5.7	4,105	3,363	2,278
Trade and other receivables	5.6	23,625	20,053	16,143
Other current assets	5.8	14,800	10,160	7,997
Cash and cash equivalents	5.9	118,886	45,096	13,610
TOTAL ASSETS		274,103	186,514	143,477

EQUITY AND LIABILITIES (In € thousands)	Notes	12.31.2015	12.31.2014	12.31.2013
Equity attributable to owners of the Company		169,754	85,187	55,723
Share capital		7,856	6,323	5,415
Share premium		213,982	118,421	76,594
Reserves and retained earnings		(35,083)	(30,058)	(14,134)
Net loss for the year		(17,001)	(9,499)	(12,152)
Non-controlling interests	5.11	-	-	1,360
Total equity	5.10	169,754	85,187	57,083
Non-current liabilities		68,341	70,709	62,052
Non-current provisions	5.12	9,968	8,011	6,029
Non-current financial liabilities	5.13	16,205	20,971	20,359
Deferred tax liabilities	4.9	2,804	4,460	4,187
Other non-current liabilities	5.14	39,364	37,267	31,477
Current liabilities		36,008	30,618	24,342
Current provisions	5.12	-	128	115
Current financial liabilities	5.13	5,560	5,915	5,458
Trade and other payables		14,710	12,156	9,218
Other current liabilities	5.14	15,738	12,419	9,551
Total liabilities		104,349	101,327	86,394
TOTAL EQUITY AND LIABILITIES		274,103	186,514	143,477

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2015

	Attributable to the Company
In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the year	Group reserves	Total
At January 1, 2015	6,323	118,421	1,620	(9,499)	(31,678)	85,187

Comprehensive income for the year
Loss for the year	-	-	-	(17,001)	-	(17,001)
Other comprehensive income / (loss) for the year	-	-	3,239	-	(559)	2,680
Total comprehensive income	-	-	3,239	(17,001)	(559)	(14,321)

Transactions with owners of the Company
Issue of ordinary shares (1)	1,533	102,209	-	-	-	103,742
Share issue costs	-	(6,648)	-	-	-	(6,648)
Appropriation of 2014 net loss	-	-	-	9,499	(9,499)	-
Equity-settled share-based payments (2)	-	-	-	-	1,794	1,794
Total transactions with owners of the Company	1,533	95,561	-	9,499	(7,705)	98,888
At December 31, 2015	7,856	213,982	4,859	(17,001)	(39,942)	169,754

(1)	See note 5.10

(2)	See Note 4.3

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2014

	Attributable to the Company
In € thousands	Share capital	Share premium	Translation reserve	Group share of net Income / (loss) for the year	Group reserves	Total Attributable to owners of the Company	Non-controlling interests	Total
At January 1, 2014	5,415	76,594	(433)	(12,152)	(13,701)	55,723	1,360	57,083

Comprehensive income for the year
Loss for the year	-	-	-	(9,499)	-	(9,499)	(1,304)	(10,803)
Other comprehensive income / (loss) for the year	-	-	1,784	-	(61)	1,723	269	1,992
Total comprehensive income	-	-	1,784	(9,499)	(61)	(7,776)	(1,035)	(8,811)

Transactions with owners of the Company
Issue of ordinary shares (1)	908	41,827	-	-	(603)	42,132	-	42,132
Appropriation of 2013 net loss	-	-	-	12,152	(12,152)	-	-	-
Purchases of non controlling interest (2)	-	-	269	-	(7,422)	(7,153)	(325)	(7,478)
Equity-settled share-based payments (3)	-	-	-	-	2,278	2,278	-	2,278
Other transactions with owners of the company	-	-	-	-	(17)	(17)	-	(17)
Total transactions with owners of the Company	908	41,827	269	12,152	(17,916)	37,240	(325)	36,915
At December 31, 2014	6,323	118,421	1,620	(9,499)	(31,678)	85,187	-	85,187

(1)	See note 5.10

(2)	See note 5.11

(3)	See Note 4.3

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2013

	Attributable to the Company
In € thousands	Share capital	Share premium	Translation reserve	Group share of net Income / (loss) for the year	Group reserves	Total Attributable to owners of the Company	Non-controlling interests	Total
At January 1, 2013	5,244	69,650	(507)	(20,047)	4,049	58,389	2,188	60,577

Comprehensive income /(loss) for the year
Loss for the year	-	-	-	(12,152)	-	(12,152)	(629)	(12,781)
Other comprehensive income / (loss) for the year	-	-	74	-	17	91	(199)	(108)
Total comprehensive income	-	-	74	(12,152)	17	(12,061)	(828)	(12,889)

Transactions with owners of the Company
Issue of ordinary shares (1)	171	6,944	-	-	-	7,115	-	7,115
Appropriation of 2012 net loss	-	-	-	20,047	(20,047)	-	-	-
Equity-settled share-based payments (2)	-	-	-	-	2,280	2,280	-	2,280
Total transactions with owners of the Company	171	6,944	-	20,047	(17,767)	9,395	-	9,395

At December 31, 2013	5,415	76,594	(433)	(12,152)	(13,701)	55,723	1,360	57,083

(1)	See note 5.10

(2)	See note 4.3

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31, 2015, 2014 and 2013

In € thousands	12.31.2015	12.31.2014	12.31.2013

Cash flows from operating activities
Net loss for the year	(17,001)	(10,803)	(12,781)
Adjustments:
Depreciation, amortization and impairment of non-current assets	11,321	11,993	9,545
Share based payment expense	1,794	2,278	2,281
Loss / (Gain) on disposal of property, plant and equipment	367	10	(62)
Financial result	6,696	1,800	9,768
Income tax expense	771	404	1,158
Negative Goodwill recognized in other operating income	-	94	-
Subtotal	3,948	5,776	9,909

Increase in inventories	(742)	(1,085)	(445)
Increase in trade receivables	(3,572)	(3,910)	(606)
Increase / (decrease) in trade payables	156	2,938	(639)
Change in other receivables and payables	(1,436)	(58)	(442)
Increase in provisions	752	153	253
Change in working capital	(4,842)	(1,962)	(1,879)

Income tax paid	(2,902)	(1,451)	(663)
Net cash used in operating activities	(3,796)	2,363	7,367
Cash flows from investing activities
Acquisition of property, plant and equipment	(11,286)	(8,860)	(9,289)
Acquisition of intangible assets	(910)	(394)	(634)
Acquisition of financial assets	(99)	(745)	(116)
Interest received	200	265	379
Repayment on financial assets	278	1,122	-
Proceeds from disposal of property, plant and equipment	118	113	130
Proceeds from government grants	-	623	-
Acquisition of subsidiaries, net of cash acquired	-	(561)	(1,395)
Net cash used in investing activities	(11,699)	(8,437)	(10,925)
Net cash from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	(1,494)	(1,884)	-
Issuance of share capital	97,094	40,666	4,820
Transactions with shareholders (1)	-	(1,464)	-
Proceeds from borrowings	210	8,041	3,496
Repayment of borrowings	(4,852)	(7,016)	(4,058)
Interests paid	(827)	(906)	(1,029)
Net cash from financing activities	90,131	37,437	3,229
Net increase / (decrease) in cash and cash equivalents	74,636	31,363	(329)
Cash and cash equivalents at the beginning of the year	45,096	13,611	13,947
Effect of exchange rate changes on cash and cash equivalents	(846)	122	(7)
Cash and cash equivalents at the end of the year	118,886	45,096	13,611

(1)	Transactions with shareholders are related to the acquisition of non-controlling interest during the period. See note 5.10

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications S.A. Notes to the Consolidated Financial Statements years ended December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A. (“AAA” or the “Company”) is incorporated in France. Its registered office is at 20 rue Rudolf Diesel, 01630 Saint Genis Pouilly, France. The consolidated financial statements include those of the Company and its subsidiaries (“the Group”. Each company is referred to as a “Group entity”). The consolidated financial statements were authorized for issue by the Board of Directors on
April 27, 2016.

1.	Description of the group’s business

AAA is a radiopharmaceutical company founded in 2002 that develops, produces and commercializes molecular nuclear medicine (“MNM”) diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. The Company has a portfolio of six diagnostic positron emission tomography (“PET”) and single-photon emission computed tomography (“SPECT”) products. PET and SPECT are imaging techniques in molecular nuclear diagnostics (“MND”) with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. AAA’s leading diagnostic product is Gluscan, our branded 18-fluorodeoxyglucose (“FDG”) PET imaging agent. Gluscan assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. AAA’s primary development focus is on product candidates in the field of molecular nuclear therapy (“MNT”). AAA’s lead therapeutic candidate, Lutathera, is a novel compound that it is currently developing for the treatment of Neuro Endocrine Tumors (“NETs”), a significant unmet medical need. Lutathera is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the European Medicines Agency (“EMA”) and the US Food and Drug Administration (“FDA”). Lutathera was granted Fast-Track designation by the FDA for the treatment of inoperable progressive midgut NETs. It is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries.

AAA is also building on its diagnostics foundation by developing additional MND product candidates to further strengthen our existing portfolio, which include key product candidates Somakit, the companion PET diagnostic candidate for Lutathera and Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with potential applications in a broad range of indications.

In addition to its own portfolio of PET, SPECT and therapy products and product candidates, AAA manufactures several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. AAA also manufactures and distributes IASOflu (bone metastases), IASOdopa (Parkinson’s disease), and IASOcholine (prostate cancer) under license from IASON.

AAA manufactures a majority of its own products and product candidates, as well as those that it manufactures for third parties at the 16 production sites. To improve the efficiency of the supply chain for the U.S. market, AAA acquired a Milburn, NY facility, currently retrofitting to produce Lutathera. AAA has a direct sales and marketing presence in eight countries and generates sales in 19 countries.

2.	Major events for the year

2.1.	Acquisitions

2.1.1.	Acquisitions for the year 2015

There were no acquisitions in 2015.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

2.1.2.	Acquisitions for the year 2014

Acquisition of Imaging Equipment Limited (IEL)

On February 14, 2014, AAA entered into an agreement to acquire 100% of the shares of Imaging Equipment Ltd (IEL), a privately-owned distributor of nuclear medicine products, based in England.

Please refer to note 5.2 for details on the acquired entity.

Acquisition of the Steripet business in Italy

On September 15, 2014, AAA Italy acquired from GE Healthcare S.r.L. its FDG-PET business. This acquisition includes the SteriPET® (FDG) Marketing Licence. The acquisition, consisting of certain assets, liabilities and legal relationships, primarily customer relationships, allows AAA Italy to strengthen its commercial operations and to become the leader in this business in Italy. The transaction consists of cash payments of up to €697 thousand within 12 months of execution of the contract and of royalty payments on sales to former SteriPET® customers of GE Healthcare Italy. The royalties will be due on sales between September 2015 and September 2017.

Please refer to note 5.2 for details on the acquired entity.

Acquisition of non-controlling interest in AAA Germany GmbH

On November 10, 2014, the Group acquired the remaining 49.9% non-controlling interest in AAA Germany GmbH (the former Umbra AG). As a result of this acquisition, AAA now owns 100% of AAA Germany GmbH. The consideration paid for this acquisition was €1.2 million in cash.

Please refer to note 5.11 for detail of the impact of the operation on the equity attributable to the shareholders.

Acquisition of non-controlling interest in Atreus Pharmaceuticals Corporation

On December 18, 2014, the Group acquired the remaining 49.9% non-controlling interest in Atreus Pharmaceuticals Corporation (Atreus). As a result of this acquisition, AAA now has 100% ownership of Atreus. The complete ownership facilitates the Group’s R&D work and, if the Group is successful in obtaining marketing authorization for Annexin, would support a more effective exploitation of the commercial potential of the product.

The consideration to be paid for this acquisition is composed of fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin and of a contingent consideration of a low single-digit percentage royalty on sales of Annexin for a period of 10 years from marketing authorization.

Please refer to note 5.11 for detail of the impact of the operation on the equity attributable to the shareholders.

Please refer to note 5.14 for the estimate of the contingent consideration to be paid.

2.1.3.	Acquisitions for the year 2013

There were no acquisitions in 2013.

2.2.	Other significant events

2.2.1.	Other significant events of the year 2015

Financing

In January 2015, AAA filed for a listing on NASDAQ and subsequently conducted an extensive roadshow in both Europe and the USA. As a result of market feedback regarding the valuation environment for Biotech IPO’s from thought leading institutional investors, it was decided to not go ahead with the Initial Public Offering (IPO) at this time. The application with the Securities and Exchange Commission (SEC) was withdrawn on February 18, 2015. The costs incurred for legal, accounting and audit services have been expensed in the fourth quarter of 2014 (refer to the annual consolidated financial statements for the year ended December 31, 2014).

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

In two separate capital increases in May and June 2015, three US-based investment funds acquired 3.789.770 newly issued AAA shares for a total amount of €23.1 million.

AAA completed an IPO of 4,688,000 American Depositary Shares (“ADS”) representing 9,376,000 ordinary shares at a price of $16.00 per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market on and started trading on November 11, 2015 under the ticker “AAAP”. The overallotment option (Greenshoe) of 15% was also used immediately by the Underwriters and an additional 1,406,400 shares or 703,200 ADS were issued at the same price of US$16.00 per ADS. The total number of shares issued after the IPO is therefore 78,556,211 (equals 39,278,105.5 ADS). Net proceeds is €.73,796 thousands.

Group structure

The three Canadian entities AAA Canada Inc., 4549694 Canada Inc. and Atreus Pharmaceuticals Corporation merged into one single entity AAA Canada Inc.

AAA Iberica started the construction of the Murcia Site, Spain in February.

AAA USA’s plans for a production site in Millburn, New Jersey, USA have been approved in April by the township’s planning board and the purchase of the related building has been completed.

Lutathera development

AAA finalized recruitment for NETTER-1, its pivotal Phase III trial for key drug candidate Lutathera.

In April 2015, the FDA has granted Fast Track designation to Lutathera for the treatment of patients with inoperable, progressive, well-differentiated, Octreoscan-positive carcinoid tumors of the midgut.

In May 2015, the French National Agency for Medicines and Health Products Safety (ANSM) has granted an "Autorisation Temporaire d'Utilisation de Cohorte” (ATU de Cohorte) or Cohort Temporary Authorization for Use, for Lutathera for the treatment of midgut NETs.

In June 2015, AAA entered into a distribution agreement for Lutathera in Japan with Fujifilm RI Pharma.

AAA filed a New Drug Application (NDA) for Somakit with the FDA (Food and Drug Administration in the USA) on the first of July 2015. Somakit is Lutathera’s companion diagnostic. The FDA approved the application for a substantive review on August 28, 2015 and granted Priority classification.

In September 2015, the AAA substantially completed Lutathera phase III clinical trial and presented the results of the analysis on an Oral Presentation at the Presidential Session on September 27, 2015 at the ESMO conference. In addition, on the basis in part, of positive initial safety and efficacy results in earlier trials for both midgut NET’s and pNET’s, another subset of NET’s arising in the gastro-entero-pancreatic tract, physicians treating NET patients have sought and have received authorizations to use Lutathera on a compassionate use and named patient basis in the European countries.

Other products development

In March 2015, AAA has deposited the request for the Marketing Authorization for Cardiogen in France.

AAA enrolled its first patient in a Phase I/II clinical trial for its key diagnostic candidate Annexin V-128 in rheumatoid arthritis and ankylosing spondylitis.

AAA obtained two Marketing Authorizations in France for FCholine and FDopa on September 16, 2015.

Share based payment

352,500 free shares were issued to Managers of the Group on August 19, 2015.

In June 2015, the shareholders approved a warrant plan for the non-executive Board members (excluding the Chairman of the Board). This plan was implemented by the Board of Directors on August 19, 2015 and 225,000 warrants could be issued at a €0.8 subscription price. This price is based on an independent expert report. In September 2015, the non-executive Board members have subscribed this plan and paid for the warrants. As a consequence, 225 000 warrants were issued on September 28, 2015. Each warrant is exercisable from the date of issue until March 3, 2017 and may be exercised in exchange for one ordinary share at a price of €6.10 per share within the 18 coming months.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

An additional 235,000 free shares were issued on September 6, 2015 and another 167,500 new shares were issued on September 28, 2015 to Managers of the Group.

On November 10, 2015. the day of the IPO pricing, the Board of Directors decided to grant 4 million stock options to AAA employees. It was authorized to do so by a shareholder resolution taken at June 29, 2015. The regular vesting period is 3 years and one option entitles to acquire one share. The exercise price of the option is US$8 which translates to US$16 per ADS. This is the first use of the stock option plan. A maximum of an additional 9 million options can be granted to AAA employees before the end of August 2018. Please refer to note 4.3.

2.2.2.	Other significant events of the years 2014 and 2013

Financing

AAA completed a capital increase of €41 million in February 2014.

Governance

Dr. Kapil Dhingra, former head of Roche’s oncology division, joined the AAA Board of Directors as an independent non-executive Director in April 2014.

A new Board of Directors was elected in the course of the annual shareholder meeting on June 27, 2014. Newly elected independent directors are Yvonne Greenstreet, Steven Gannon, Christian Merle and Leopoldo Zambeletti. The mandates of Claudio Costamagna (Chairman), Stefano Buono, Kapil Dhingra and Muriel de Szilbereky were renewed in this meeting. The mandates of Eugenio Aringhieri, Gérard Ber, Andrea Ruben Levi, Heinz Mäusli and Raffaele Petrone arrived at their expiration and were not renewed.

Product development

AAA received orphan drug designation from the FDA and the EMA in March 2014 for Gallium-68 DOTATATE. The Ga-68 kit, also known as Somakit, helps diagnose NETs with PET imaging.

AAA signed an exclusive license agreement with Johns Hopkins University to develop PSMA receptor ligand in prostate cancer. This agreement enables AAA to broaden its pipeline with PSMA-SR6, which could be used to treat, image, monitor and stage prostate cancer utilizing a clinical development strategy similar to Lutathera and Somakit.

Operations

A capital increase of €4.8 million was completed in April 2013. AAA strengthened its Board of Directors with the appointment of Muriel de Szilbereky as an independent non-executive Director in June 2013. Giorgio Chieregatti and William Cavendish both resigned from the Board during 2013.

The clinical Phase 3 trial for Lutathera is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of Lutathera (using total cumulative administered radioactivity of 29.6 GBq) compared to Novartis’s Sandostatin® LAR 60mg for the treatment of midgut metastatic NETs. Lutathera is the first ever MNT product candidate to enter Phase 3 clinical trials for the treatment of midgut metastatic NETs. Lutathera was authorized for compassionate use in 2013, in Estonia and France. Lutathera is currently authorized to be administered on a compassionate use and/or named patient basis in nine European countries.

AAA continued the expansion of its European MNM network with the creation of AAA Polska and the signing of an agreement with the University of Warsaw to operate its production site in 2014.

Umbra Medical AG was renamed Advanced Accelerator Applications Germany GmbH in March 2014.

BioSynthema Inc. was renamed Advanced Accelerator Applications USA, Inc. and is now incorporated in Delaware. AAA also opened a new office in New York, NY in the United States in April 2014.

Advanced Accelerator Applications International S.A. was created in May 2014 in Geneva, Switzerland.

AAA completed the construction of its facility in Marseille, France. The Marseille site opened for commercial radiopharmaceutical production on May 12, 2014.

The production sites in Warsaw, Poland, and in Bonn, Germany, each obtained GMP authorization in July 2014 and both started commercial operations on September 15, 2014.

Advanced Accelerator Applications International S.A. and Advanced Accelerator Applications Switzerland S.A. opened their new office in Geneva in October 2014.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

2.3.	Events after the reporting date

Group structure

AAA acquired 100% shares in IDB Group incorporated in The Netherlands in January 2016. This transaction contributes to AAA’s international expansion and expands AAA’s global supply chain in preparation for the commercial launch of Lutathera.

On January 6, 2016, AAA acquired 100% shares in IDB Group cs. (hereafter IDB Group) incorporated in Netherlands.

IDB Group is a group of six entities incorporated in Netherlands and one entity located in Belgium, active in the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances.

Acquiring the IDB Group will enable AAA to own one of its two providers of Lu-177 for Lutathera and build its own Lu-177 manufacturing business. This acquisition strengthens AAA’s leadership position in European MNM and is in-line with the Company’s vertical integration strategy. Owning the IDB Group will help AAA maintain a reliable supply of Lu-177 for the production of Lutathera and AAA’s future product candidates.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands)	€
Intangible assets	14,292
Property, plant and equipment	3,406
Inventory	490
Trade and other receivables	905
Other current assets	340
Cash and cash equivalent	3,461
Deferred tax liabilities	(4,150)
Trade and other payable	(800)
Other current liabilities	(449)
Total net assets acquired	17,495

Goodwill	10,839
Total consideration	28,334

Satisfied by:
Cash	23,720
Contingent consideration arrangement	4,614
Total consideration transferred	28,334

Net cash outflow arising on acquisition
Cash consideration*	23,720
Less: cash and cash equivalents acquired	(3,461)
20,259

* of which € 0.3 million is expected to be paid at the end of April 2016

Intangible assets acquired consist of customer relationships valued at € 6 million and trademarks and licenses valued at € 8.3 million.

Under the contingent consideration arrangement, AAA is obligated to pay the sellers an additional earn-out. A first payment of € 1.7 million was paid at the end of April 2016. On the basis of the 2016 business plan for IDB AAA considers it likely that the remaining earn-out payment will amount to €3 million. This represents an estimated fair value of €2.9 million at the acquisition date.

We have accounted for Goodwill in the acquisition of the IDB Group because the consideration paid included expectations regarding future revenue growth, ease of market development and increased control of distribution channels. These benefits are not recognized separately from Goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill resulting from this acquisition is not expected to be deductible for tax purposes.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

If the acquisition had occurred on January 1, 2015, management estimates that consolidated revenues would have been € 95.9 million, and consolidated net loss for the year would have been € 17.4 million.

In determining these amounts, management have assumed that the fair value adjustments, determined provisionally, that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2015. The increase of the consolidated net loss of the year is due to the additional depreciation and amortization on the fair value assessment of newly identified assets.

Our initial accounting for this acquisition may be revised within one year following the acquisition date should new information on facts and circumstances that existed at the date of acquisition suggest doing so.

Lutathera and Somakit development

In January 2016 AAA entered into a non-exclusive agreement with Zevacor for the preparation and delivery of SomaKit-TATE in the US.

Additional Lutathera NETTER-1 Phase III data was presented both on January 22, 2016 at the 2016 Gastrointestinal Cancer Symposium (ASCO GI) in San Francisco, California and on March 11, 2016 at the 13th Annual European Neuroendocrine Tumor Society (ENETS) conference in Barcelona, Spain.

The FDA extended the Prescription Drug User Fee Act (PDUFA) date for its Priority Review of the NDA for Somakit-TATE, AAA’s investigational kit for neuroendocrine tumor diagnosis and follow-up. The PDUFA date has been extended to June 1, 2016.

In March 2016 AAA opened an expanded access program (EAP) in the U.S. for Lutathera. Through the program, Lutathera is being made available for eligible patients suffering from inoperable, somatostatin receptor positive, midgut carcinoid tumors, progressive under somatostatin analogue therapy.

In March 2016 AAA announced its NDA filing plan for Lutathera, following the pre-NDA meeting held on March 14, 2016. AAA announced it would be filing a rolling submission with the FDA, given that this is possible under the Fast-Track program granted for Lutathera. All parts of the Lutathera NDA are to be filed by end of March except for the ISS and ISE (Integrated Summaries of Safety and Efficacy Databases), which will be submitted within thirty days after the bulk of the submission. The ISS and ISE databases required an additional amount of time because they merge Phase 3 Data from the NETTER-1 study with the Phase 2 data from an investigator sponsored single arm clinical study conducted at the Erasmus Clinical Center in Rotterdam, The Netherlands, between January 2000 and December 2012. This study enrolled a total of 1214 patients with various inoperable, somatostatin receptor positive NETs including bronchial carcinoid tumors, and the results of this study are to serve as a basis for assessing the efficacy and safety of Lutathera in all inoperable, metastatic NETs over-expressing somatostatin receptors. The review clock for the NDA will not begin until AAA informs the FDA that a complete NDA has been submitted, including the ISS and ISE. The rolling submission will, however, allow the FDA to immediately start the review of the most relevant parts of the application, including the separate Clinical Reports of both NETTER-1 and the Phase 2 study. Given the fact that rolling submissions are not permitted at the EMA, a complete submission to the EMA will be completed by the end of April.

3.	Significant accounting policies

3.1.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

3.2.	Basis of preparation

The consolidated financial statements for the year ended December 31, 2015 are presented in Euro, the functional currency of the Company, rounded to the nearest thousand unless otherwise stated.

The consolidated statement of income is presented on the basis of a classification of income and expenses by nature.

The consolidated statement of cash flows has been prepared according to the indirect method.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.3.	IFRS standards

New currently effective requirements

The 2015 financial statements comprise all information required under IFRS.

The accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2014, as described in the consolidated financial statements for the year ended December 31, 2014, with the exception of the adoption as of January 1, 2015 of the standards and interpretations described below:

a)	Amendments to IAS 19 : Defined Benefit Plans : contributions;

b)	Annual Improvements to IFRSs 2010-2012 Cycle and Annual improvements to IFRSs 2011-2013 Cycle;

The adoption of the above standards did not result in any significant impact in these consolidated financial statements.

The nature and effects of the changes are explained below.

(a) Amendments to IAS 19: Defined Benefit Plans, Employee Contributions

The amendments to IAS 19 clarify the accounting treatment for contributions from employees or third parties to a defined benefit plan.

The application of the amendments did not have material impact on the 2015 financial statements.

(b) Amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38 issued in the Annual improvements to IFRSs 2010-2012 Cycle and Amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40 issued in the Annual improvements to IFRSs 2011-2013 Cycle

The annual improvements include amendments to a number of IFRSs. The application of these amendments has had no material impact on the disclosures or on the amounts recognized in the 2015 financial statements.

Forthcoming requirements

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

IFRS 9	Financial Instruments (2)

IFRS 15	Revenue from contract with customers (2)

IFRS 14	Regulatory Deferral Accounts (1)

Annual Improvements to IFRSs:	Annual Improvements to IFRSs: 2012-2014 Cycle (1)

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Amendments to IAS 1	Disclosure Initiative (1)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (1)

Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (1)

(1)	Effective for annual period beginning on or after 1 January 2016, with earlier application permitted. The Company does not anticipate that the application of these amendments will have a material impact on its financial statements in 2016

(2)	Effective for annual period beginning on or after 1 January 2018, with earlier application permitted. These standards are further detailed below

(3)	Effective date of this amendment has been postponed indefinitively

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance and recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted.

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are:

•	Step 1: Identify the contract with the customer;

•	Step 2: Identify the performance obligations in the contract;

•	Step 3: Determine the transaction price;

•	Step 4: Allocate the transaction price to the performance obligations in the contracts;

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

IFRS 15 will become effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

The potential impact of the application of these standards is currently under review by the Group. Most of the Group’s revenue is derived from the sales of diagnostic products. For such products, the transfer of ownership occurs when the batch is delivered to the customer, which is also the date on which the sales revenue is recognized in the statement of income. The application of IFRS 15 is not expected to have any significant impact on the revenue recognition for these products.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.4	Reporting date

The reporting date for all Group companies is December 31.

3.5	Scope and method of consolidation

The Group financial statements include the financial statements of Advanced Accelerator Applications SA and those of the entities over which it exercises control (its subsidiaries). The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained to the date when control ceases. The financial statements of subsidiaries are prepared for the same period as that of the Group’s financial statements using consistent accounting policies. All assets and liabilities, unrealized gains and losses, income and expenses, dividends, and other transactions arising from intra-group transactions are eliminated when preparing the Group’s financial statements.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

In the event that the Group loses control of a subsidiary, the Group:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognizes the carrying amount of any non-controlling interests;

•	Recognizes the fair value of any interest retained;

•	Recognizes any gain or loss in the statement of income;

The consolidation scope is presented in note 7.

3.6	Changes in scoping and method of consolidation

The scoping and method of consolidation are consistent with previous periods.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.7	Foreign currency translation

In preparing the financial statements of the Group, the financial statements of subsidiaries, which report in a currency other than the Euro, the translation to Euros is done as follows:

•	Assets and liabilities, including goodwill and fair value adjustments arising on a business combination, are translated into Euros at the foreign exchange rates at the reporting date.

•	Income statement items are translated into Euros at the exchange rate, which represents the average exchange rate for the period.

•	All resulting translation differences are recognized directly in other comprehensive income.

The table below shows the exchange rates used by the Group:

2015	USD	CAD	ILS	CHF	GBP
Closing Rate	0.9185	0.6616	0.2354	0.9229	1.3625
Average Rate	0.9016	0.7059	0.2320	0.9369	1.3782
2014	USD	CAD	ILS	CHF	GBP
Closing Rate	0.8227	0.7076	0.2107	0.8315	1.2780
Average Rate	0.7535	0.6821	0.2106	0.8232	1.2449
2013	USD	CAD	ILS	CHF	GBP
Closing Rate	0.7251	0.6816	0.2089	0.8146	N/A
Average Rate	0.7529	0.7308	0.2085	0.8124	N/A

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate of that date.

Exchange differences on monetary assets and liabilities denominated in foreign currencies are recognized in operating income or financial result according to the nature of the underlying transaction.

Non-monetary items denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction.

Non-monetary items denominated in foreign currencies that are measured at fair value are translated using the exchange rate at the date when the fair value was determined.

3.8	Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires making judgements, estimates and assumptions, which affect amounts reported in the financial statements. These estimates may be revised if circumstances require so or if new information is available. The actual results may differ from the initial estimates.

Significant estimates, judgments and assumptions made on the basis of information available at the reporting date mainly concern:

•	The measurement and impairment of goodwill, intangible assets acquired or generated as part of a business combination, and their estimated useful life;

•	the measurement of contingent consideration (“earn outs”) agreed during a business combination;

•	the measurement of decommissioning provisions.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.9	Fair value

A number of accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement or disclosure purposes based on the following methods (additional information on the assumptions used to determine fair values are given, if applicable, in the notes specific to the asset or liability):

•	Intangible assets: Intangible assets that are typically acquired by the Group in a business combination are in process Research and Development (R&D) projects and/or customer relationships. The fair value of these assets is calculated using the excess profits method. This method is based on discounting excess profits generated by these assets over their estimated useful lives. Excess profits are determined from the operating margin attributable to customer relationships or estimated sales of products resulting from ongoing projects, less a capital charge for the assets necessary for their operation.

•	Loans and receivables are measured at amortized cost. Due to their short-term nature, the carrying amount of trade receivables and other receivables and of cash approximates fair value.

•	Non-derivative financial liabilities are measured at amortized cost. Due to their short-term nature, the carrying value of bank overdrafts and advances, trade payables and other payables approximates fair value.

•	The fair value of borrowings and financial liabilities other than contingent consideration agreed during a business combination is based on the fair value of future cash flows generated by the principal and interest repayments, discounted at market interest rates at the reporting date.

•	Contingent consideration agreed during a business combination is measured at fair value under the terms of the contract. It is generally based on the present value of cash flows as defined in the contract, with a weighting for the probability of occurrence of the factors governing their payment.

•	Decommissioning provisions are measured on the basis of estimated future decommissioning costs discounted to the reporting date.

3.10	Business combinations

IFRS 3 revised (2009)

In compliance with IFRS 3 revised, the consideration transferred in a business combination (i.e. the acquisition cost) is measured at the fair value of the assets transferred, equity instruments issued and liabilities assumed at the transfer date. The identifiable assets and liabilities of the acquiree are generally measured at their fair values at the acquisition date. Transaction costs directly attributable to the acquisition are recognized in “Other operating expenses.”

Goodwill represents the fair value of the consideration transferred (including the fair value of any interest previously held in the acquiree) plus the carrying amount of any non-controlling interest, less the amount recognized (in general at fair value) of the identifiable assets acquired and liabilities assumed. For each business combination, at the date when control is acquired, the Group may elect to measure any non-controlling interest in the acquiree either at its proportionate share of the acquiree’s identifiable net assets or using the “full goodwill method.” Under the latter method, the non-controlling interests are measured at fair value and goodwill is recognized on the full amount of the identifiable assets and liabilities.

In the case of a business combination achieved in stages, the equity interest previously held by the Group is remeasured at its fair value at the acquisition date. Any resulting gain or loss is recognized directly in profit or loss (“Other finance income” or “Other finance costs”) and related items of other comprehensive income will be reclassified to profit or loss.

The amounts recognized at the acquisition date may be adjusted retrospectively if new information is obtained about facts and circumstances that existed as of the acquisition date. Goodwill may not be adjusted after the measurement period. The measurement period is of a maximum length of twelve months from the acquisition date. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill. See below.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Any contingent consideration is included in the acquisition cost at fair value at the acquisition date irrespective of the probability of its ultimate occurrence. Subsequent changes in the fair value of contingent consideration due to facts and circumstances that existed as of the acquisition date are recorded by adjusting goodwill if they occur during the measurement period or directly in the income statement (“Financial result”) if they arise subsequently, unless the obligation is settled in equity instruments.

Any excess of the fair value of the acquiree’s identifiable net assets over the fair value of the consideration transferred plus the amount of any non-controlling interest in the acquiree (“gain on bargain purchase”) is recognized immediately in the income statement.

The valuation techniques used for measuring the fair value of material assets acquired is as follows:

Assets acquired	Valuation technique
Property, plant and equipment	Given the nature of the assets acquired, the valuation model considers mainly the depreciated replacement cost. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.
Intangible assets	Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the intangible asset recognized, by excluding any cash flows related to contributory assets.

Goodwill

The goodwill of consolidated companies is recognized as an asset under the heading “Goodwill.” In conformity with IFRS 3 revised - Business combinations, goodwill is not amortized but is subject to an impairment test done at least once a year. For the purpose of impairment testing, goodwill is allocated to one or more of the Group’s Cash-Generating Units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination. In the Group, each country generally represents a CGU. More details on impairment testing of CGUs and its accounting are disclosed in note 3.14.

When the recoverable value of a CGU is less than its carrying amount, the corresponding impairment loss is first allocated to goodwill and recognized in net operating income as “Depreciation and amortization” (see note 4.7).

3.11.	Other intangible assets

Internally-generated intangible assets – Research & development expenditure

Expenditure on research activities is expensed as incurred.

Expenditure on development activities is capitalized as an internally-generated intangible asset resulting from a development project if, and only if, all of the following criteria exist:

•	Technical feasibility to complete the development project;

•	intention of the Group to complete the project and to use or sell it;

•	ability of the Group to use the intangible asset;

•	probability that the intangible asset is likely to generate future economic benefits;

•	availability of adequate technical, financial and other resources to complete the development project;

•	the ability to measure reliably the expenditures allocated to the development project.

A development project is initially recognized corresponding to the sum of all expenditure incurred after the date on which the development project met all of the above criteria. When all of the above criteria are not met, development expenditure is expensed as incurred. The Group has determined that the criteria for capitalization are considered not to have been met until a regulatory filing has been made in a major market and approval is considered highly probable.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Capitalized development expenditure comprises all directly attributable costs necessary to create, manufacture, and prepare the asset for use as intended by management.

Subsequent to initial recognition, capitalized development expenditure is measured at cost less accumulated amortization and impairment losses, similarly to an intangible asset acquired separately.

The amortization of capitalized development assets commences when the asset is available for use, which is generally the date on which it receives regulatory market approval. Capitalized development assets are amortized on a straight-line basis over their estimated useful lives.

Other intangible assets

Other intangible assets are recognized at cost or at fair value at the date of acquisition of control for those acquired through business combinations, less accumulated amortization and impairment losses, if any. Amortization is calculated on the straight-line basis over the useful lives of the assets. The useful lives and amortization methods are reviewed at each reporting date.

The principal useful lives are shown below:

•	Patent / License: Over the term of the contract (10 years for the main license);

•	Customer relationship: 5 to 10 years.

Significant changes in the useful life of an asset are accounted for on a prospective basis.

An impairment loss is recognized when the carrying amount of the asset exceeds its recoverable amount. Any impairment losses on intangible assets are presented under “Depreciation and amortization” in the consolidated statement of income (see note 4.7).

3.12.	Government subsidies

Government grants are recognized in income statement on a systematic basis when the entity recognizes as expenses the related costs that the grants are intended to compensate. Government grants mainly related to R&D projects. When deferred, government subsidies are presented in “Other liabilities” in the consolidated statement of financial position.

3.13.	Property, plant and equipment

Property, plant and equipment is recognized in the consolidated statement of financial position at acquisition cost, comprising purchase price and any costs directly attributable in bringing the asset to the location and working condition for its use as intended by management.

Depreciation is calculated on a straight-line basis over the useful lives of the assets.

The principal useful lives are shown below:

•	Buildings (offices and laboratories): 20 years;

•	Laboratory equipment: 5 - 10 years;

•	Cyclotrons: 10 years;

•	IT equipment: 3 - 5 years;

•	Office equipment: 5 years.

Items of property, plant and equipment are depreciated from the date on which they are ready for use.

The useful lives, residual values and depreciation methods are reviewed at each reporting date and adjusted if appropriate on a prospective basis.

In accordance with IAS 16 Property, plant and equipment, components of an item of property, plant and equipment with a different useful life or producing economic benefits for the enterprise at a different rhythm are accounted for as separate items.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

In compliance with IAS 23 Borrowing costs, interest expenses directly attributable to the acquisition of items of property, plant and equipment are capitalized.

Any impairment losses on property, plant and equipment are presented under “Depreciation, amortization and provisions” in the consolidated statement of income (see note 4.7).

3.14.	Impairment

Goodwill and intangible assets not yet available for use

In accordance with IAS 36 Impairment of assets, the carrying amount of goodwill and intangible assets not subject to amortization are tested at least once a year or whenever events or changes in the internal or external environment indicate a risk of loss of value. For the purposes of this test, the carrying amounts of assets are allocated to Cash-Generating Units (CGU) or groups of CGUs.

Under IAS 36, an impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use.

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Value in use is the present value of estimated future cash flows expected to be derived from the continuing use of the asset or CGU. It is determined from the estimated cash flows based on budgets and business plans over periods ranging from 5 to 10 years. Subsequent cash flows are estimated by applying a constant rate of positive or negative growth. The discount rate reflects current market conditions, the time value of money and the specific risks associated with the asset (or CGU). The Group calculates the value in use by applying a post-tax discount rate to discount the post-tax cash-flows. The value in use calculated by discounting pre-tax cash flows and applying a pre-tax discount rate would not be materially different.

Property, plant and equipment and intangible assets subject to amortization

When new events or circumstances indicate that the carrying amount of an item of property, plant and equipment or of an intangible asset may not be recoverable, this amount, or the amount of the Cash Generating Unit (CGU) the asset belongs to, is compared to its recoverable amount, which is the higher of its value in use or its fair value less cost of disposal. If the recoverable amount of the asset (or CGU) is less than its carrying amount, this latter is reduced to the recoverable amount and the impairment charge is recognized in “Depreciation, amortization and provisions.” The revised carrying value of the asset (or CGU) is subsequently depreciated or amortized on a prospective basis over the new residual useful life of the asset.

Reversal of Impairment losses

Impairment losses assessed on goodwill may not be reversed.

With respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.15.	Other non-current financial assets

Non-current financial assets principally include shareholdings in non consolidated entities and other investments, guarantee deposits made in the normal course of business and loans.

Shareholdings in non consolidated entities and other investments are classified as available-for-sale financial assets and initially measured at fair value.

These shareholdings are subsequently remeasured at fair value or at acquisition cost when no reliable fair value measurement is possible, under the terms of IAS 32 and IAS 39 in respect to financial instruments.

Changes in fair value are recognized in other comprehensive income and reclassified through the income statement on disposal of the related asset or when the decline in its fair value below its cost is significant or prolonged.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.16.	Inventories

In accordance with IAS 2 Inventories, inventories are measured at the lower of cost or net realizable value. Raw materials and supplies are measured at acquisition cost using the First In First Out (FIFO) method, including transport costs and after deducting supplier discounts and rebates. Net realizable value is the estimated sale price at the reporting date, less the estimated costs of completion and selling expenses, and after taking account of technical or commercial obsolescence and risks from low inventory turn.

3.17.	Trade and other receivables

Trade and other receivables are measured at fair value on initial recognition, and subsequently at amortized cost using the effective interest rate method, less impairment losses. Provisions for impairment of trade receivables are determined on the basis of the age of the receivables and identified risks of recovery.

3.18.	Leases

Leases are classified as finance leases when the terms of the lease contract transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

An asset held under a finance lease contract is recognized at fair value with a corresponding liability in the consolidated statement of financial position at the inception of the lease contract or, if lower, at the present value of the minimum lease payments under the contract. The asset is subsequently depreciated over its expected useful life.

Construction in progress financed using a finance lease is classified as property, plant and equipment in progress. The corresponding financial liability is recognized as a liability once the building is available for use.

3.19.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position includes bank balances and short-term liquid investments with an initial maturity of less than three months and virtually no risk of change in fair value.

3.20.	Derivatives

The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognised at fair value at the date the derivative contract are entered into and are subsequently re-measured at fair value at each reporting date. The gains and losses resulting from the fair value re-measurement are recognised in profit or loss.

3.21.	Share-based payments

The Group has implemented restricted (free) share plans and stock option plans for designated categories of employees.

These plans represent equity-settled share-based payments and are measured at fair value on the grant date under IFRS 2. The cumulative expense recognized is based on the fair value at the grant date. It is recognized over the vesting period in net operating income directly through equity.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.22.	Provisions

In accordance with IAS 37, a provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made. The part of a provision that becomes due in less than one year is recorded as a current liability, the remainder as non-current. The Group measures provisions for present obligations using facts and circumstances available at the reporting date, on the basis of its experience and best knowledge when the financial statements are approved for issue.

Where the effect of the time value of money is material, the amount of the provision is the present value of the future cash flows expected to be required to settle the obligation, using a discount rate that reflects current market rates and any specific risks of the obligation.

Provision for the decommissioning of PET production sites

The manufacture of certain products in the field of molecular nuclear medicine generates radiation and causes the contamination of parts of the production site (in particular the cyclotron). AAA Group entities producing PET products have a legal obligation to dismantle and decontaminate their site and production equipment at the end of their useful lives. The provision is initially recognized through an additional cost of the related asset which is then amortized over its useful life. The provision is updated at each reporting date. Unwinding of the discounting of the provision is recognized as a finance cost and any changes in the estimated ultimate costs of decommissioning are recognized within the cost of the related asset.

3.23.	Defined benefit retirement plans

In accordance with IAS 19 Employee benefits, with regard to defined benefit plans, post-employment and other long-term benefits are subject to annual actuarial measurement, using the projected credit unit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement, each of which is measured separately to obtain the final obligation. This final obligation is then discounted to present value.

These calculations include essentially:

•	An assumption regarding the date of payment of the benefits;

•	a discount rate specific to the currency of the country where the post-employment benefit obligations arise;

•	a rate of inflation;

•	assumptions covering the estimated rates of future salary increases, employee turnover and mortality.

The main actuarial assumptions chosen at December 31, 2015 are described in note 5.12.

Positive or negative actuarial differences include the effects on the obligation of changes in the underlying assumptions and experience adjustments. In conformity with IAS 19 revised Employee Benefits, the Group recognizes these actuarial gains and losses directly in other comprehensive income, classified as remeasurement of defined benefit obligations.

The liability presented in the consolidated statement of financial position represents the total obligation at the reporting date.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.24.	Sales

Sales are recognized when the following conditions are satisfied:

•	There is an agreement between the parties;

•	the goods have been delivered or the services rendered (i.e. the transfer of risks and benefits of ownership has taken place);

•	the price is fixed or can be reliably measured;

•	it is probable that future economic benefits from the transaction will flow to the Group as required under IAS 18.

Rebates and discounts granted to customers are deducted from the corresponding sales revenues.

Certain products and product candidates sold by AAA have a very short shelf life. In particular, the shelf life of F18 PET products and product candidates does not exceed 10 hours. As a result, these products and product candidates are manufactured in batch processes overnight and delivered to customers, generally located close to the production site, in the morning. The transfer of ownership occurs when the batch is delivered to the customer, which is also the date on which the sales revenue is recognized in the statement of income.

The Group entered into an agreement for the production of AV-45 with the Eli Lilly group in 2013.

For each site where AV-45 is produced, AAA is committed under the agreement to purchase the specialized production equipment (from Eli Lilly for certain designated sites or from a third party supplier for other sites) and to manage its installation and commissioning. The cost of all associated equipment and expenses are charged back under the contract to Eli Lilly when the site is commissioned. The related revenue recognition is spread over the term of the contract under IFRIC18 as the Group considers that it represents a transfer of assets from a customer and that the related revenue transfer is an integral part of the AV-45 supply agreement.

The agreement also defines the sale and invoicing of trial batches as well as the sale and invoicing of doses during the distribution phase. These latter sales are recognized on product delivery similarly to other products manufactured and sold by the Group.

3.25.	Raw materials and other consumables used

This line item includes raw materials consumed, transport, sales royalties and licensing fees, and purchases of pharmaceutical products.

3.26.	Research and development expenditure

Expenditure incurred during research is expensed as incurred (see note 4.6).

Expenditure incurred during development is capitalized as intangible assets under the conditions described in note 3.11.

3.27.	Operating Result

Net operating income consists of sales less the cost of raw materials and other consumables used and other operating expenses. Operating expenses mainly include personnel costs, other operating income and expenses, depreciation and amortization expense and impairment charges.

Net operating income includes the impact of:

•	gains and losses on disposal of non-current assets;

•	impairment of goodwill;

•	transaction costs incurred in connection with business combinations;

•	litigation or non-recurring events.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.28.	Finance income and costs

Finance costs consist of:

•	interest expenses (gross finance cost, which includes financial expenses, issuance costs and foreign exchange losses on financial liabilities) on Group financial debt consisting of loans and other financial liabilities (in particular overdrafts and finance lease liabilities);

•	unwinding of the discounting of provisions;

•	impact on loss from shareholdings in non-consolidated investments (impairment, loss on disposal);

•	the loss in the fair value of liabilities to former owners of subsidiaries (contingent consideration);

•	exchange rate losses.

Finance income consists of:

•	other financial income;

•	impact on profit from shareholdings in non-consolidated investments (dividends, profit on disposal) and income from short-term investments;

•	exchange rate gains;

•	the gain in the fair value of liabilities to former owners of subsidiaries (contingent consideration);

•	exchange gains on financial liabilities on Group financial debt consisting of loans and other financial liabilities (in particular overdrafts and finance lease liabilities).

3.29.	Income taxes

Income taxes consist of current and deferred tax. Income tax is recognized in the statement of income except when it relates to items recognized directly in other comprehensive income or in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income of a period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable from previous years.

Deferred tax is determined using the liability method, for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: (i) goodwill not deductible for tax purposes, (ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and (iii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit. The measurement of deferred tax assets and liabilities is based on the judgment of the Group as to how it will recover the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse or are offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when they relate to income tax levied by the same tax jurisdiction and the Group intends to settle its current tax assets and liabilities on a net basis.

A deferred tax asset net of any deferred tax liabilities that may be offset is recognized only to the extent that it is probable that the Group will have sufficient future taxable profits to recover it. A deferred tax asset is reduced to the extent that it is no longer probable that sufficient future taxable profits will be available.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

3.30.	Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. It distinguishes between cash flows from operating, investing and financing activities.

Operating activities are the principal activities that generate the income of the entity and all other activities that do not meet the definition as investing or financing activities. Cash flows from operating activities are obtained by adjusting net income for changes in working capital, items that do not affect cash (depreciation and amortization, impairment charges etc.), gains and losses on disposal of non-current assets, calculated expenses, etc.

Cash flows from investing activities are the cash flows from the acquisition and disposal of non-current assets and other investments.

Financing activities are operations that result from changes in the volume and composition of capital contributions and from changes in borrowings. Increases in share capital, payments of deferred and contingent liabilities to former owner of acquired subsidiaries, transaction with NCI, new borrowings and related repayments are financing activities.

Increases and decreases in assets and liabilities without effect on cash are eliminated. It follows that lease payments for assets being financed with a finance lease are not included in investing activities while the reduction in liabilities under finance leases is included in the loan repayments for the period.

3.31.	Earnings per share

The Group presents basic earnings per share and diluted earnings per share.

Basic and diluted earnings per share are calculated under IAS 33.

Basic earnings per share are calculated by dividing the Group share of net income by the average weighted number of shares outstanding during the year.

Diluted earnings per share are calculated by dividing the adjusted Group share of net income for the year by the average weighted number of ordinary shares outstanding adjusted for the effect of all dilutive potential ordinary shares.

4.	Notes to the consolidated statement of income

4.1.	Operating segments and entity-wide disclosures

Operating segment

In compliance with IFRS 8 Operating Segments, the segment information is based on internal management reports used by the Board of Directors (the chief operating decision maker of the Group) to review the performance of the business. There is only one operating segment in the Group and its performance is shown in the consolidated statement of income.

Entity-wide disclosures

Other required entity-wide disclosures in accordance with IFRS 8 are presented below.

Sales by product category

In € thousands	2015	2014	2013
PET	59,831	48,882	41,437
Therapy	11,049	5,472	3,262
Other products	10,304	8,163	1,138
SPECT	7,431	7,348	7,969
TOTAL	88,615	69,865	53,806

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Geographical information

The two tables that follow show the Group’s sales and non-current assets by country. In presenting the following information, sales disclosures are based on the location of customers and asset disclosures on the location of the sites of Group entities.

Sales by country

In € thousands	2015	2014	2013
France	28,152	25,003	23,263
Italy	21,640	17,775	14,821
United Kingdom	15,464	9,577	-
Spain	9,692	6,926	6,281
Switzerland	5,017	3,152	2,597
Portugal	3,729	3,227	1,967
Israel	2,413	3,159	3,823
Germany	2,056	979	891
Poland	452	61	-
Canada	-	6	160
United States	-	-	3
TOTAL	88,615	69,865	53,806

The table of non-current assets by geographic location excludes financial and deferred tax assets.

Non-current assets by country

In € thousands	2015	2014	2013
France	24,836	27,939	26,893
United States	23,036	15,525	13,365
Spain	18,671	15,661	16,962
Italy	15,237	17,002	17,169
Israel	12,899	11,923	12,210
Germany	8,504	9,026	5,648
Canada	5,467	5,848	5,485
United Kingdom	1,295	1,580	-
Switzerland	785	192	19
Poland	146	181	181
Portugal	2	689	3,181
TOTAL	110,878	105,566	101,113

4.2.	Personnel costs

Personnel costs are analyzed as follows:

In € thousands	2015	2014	2013
Wages and salaries	(20,280)	(14,246)	(10,214)
Social charges	(5,846)	(4,496)	(3,770)
Share-based payments	(1,794)	(2,278)	(2,281)
Other personnel expenses	(1,600)	(69)	-
Total	(29,520)	(21,089)	(16,265)

Personnel costs include in 2015, the one-time bonus paid to certain members of the management for an amount of €1.2 million (see note 8).

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

The table below shows AAA personnel by country as of December 31, 2015, 2014 and 2013.

	2015	2014	2013
Italy	124	114	106
France	111	98	85
Spain	45	36	34
United States	25	8	1
United Kingdom	27	16	-
Israel	15	14	13
Portugal	15	15	13
Switzerland	14	11	2
Poland	14	8	9
Germany	13	12	11
Total	403	332	274

In the years ended December 31, 2015, 2014 and 2013, the total remuneration of the Group’s senior executives was as follows:

In € thousands	2015	2014	2013
Short-term benefits	2,457	1,357	1,121
Share-based payments	79	315	322
Post employment defined benefits	329	-	71
Total	2,865	1,672	1,514

The expense recognized for share-based payments amounted to €1.8 million for the year ended December 31, 2015. The expenses for the years 2014 and 2013 were €2.3 million and €2.3 million respectively.

4.3.	Share-based payments

4.3.1.	Restricted (free) share plans

Share-based payments include restricted (free) share plans for Group management. The fair value of the share grants was determined by reference to the subscription price of share capital increases carried out closest to the dates of these free share grants.

There are no vesting conditions, except for a service condition.

Grant date	09/2010	11/2011	01/2012	12/2012	08/2013	11/2014	05/2015
Number of shares granted	370,000	370,000	15,000	562,500	477,500	155,000	160,000
Fair value at grant date (€)	2.5	4.0	4.0	4.0	5.0	5.0	6.1
Total fair value (€)	925,000	1,480,000	60,000	2,250,000	2,387,500	775,000	976,000
Vesting period (in years)*	2	2	2	2	2	2	2

*except for Italian employees for whom the vesting period has been extended to 4 or 5 years for tax purposes in accordance with the shareholders meeting decision of December 16, 2014 and the Board of Directors’ decision of February 26, 2015.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

4.3.2.	Options

On November 10, 2015. the day of the IPO pricing, the Group adopted a new Stock Option Plan, under which equity-settled stock options have been granted to employees. Movements in stock options over ordinary shares in the Company were as follows

2015
	Number of options	Weighted average exercise price
As at 1 January	-	-
Options granted in the year	3,947,625	$8.00
Options exercised in the year	-	-
Options lapsed in the year	-	-
Options forfeited in the year	-	-
As at 31 December	3,947,625	$8.00

The options outstanding at December 31, 2015 had an exercise price of $8.00 (€7.45 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.86 years. No options were exercisable at December 31, 2015.

The fair value of options granted during the year was estimated using the Black-Scholes option pricing model with the following significant assumptions:

2015
Expected life (years)	4.5
Risk-free interest rate	1.8%
Volatility	55%
Expected dividend	0%
Weighted average fair value per option	€3.45
Weighted average exercise price	€7.45
Weighted average share price at grant date	€7.45

Volatility was determined by considering the volatility of a group of comparable listed companies over the period commensurate with the expected term.

The options are not subject to any performance conditions and normally vest following the third anniversary of the date of grant provided that the option holder remains a Director or employee of the Group.

The fair value of the Stock Option plan was estimated at €13.7 million. This expense will be recorded gradually over the 3-year vesting period in accordance with IFRS 2. An expense of €603 thousand was recognized in the consolidated statement of income (loss) for the year ended December 31, 2015.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

4.3.3.	Warrants

During the year, the Company granted 225,000 warrants to six Board members for consideration of €0.80 per warrant (€180,000 in aggregate). The warrants are exercisable immediately following the grant date and lapse after a period of 18 months.

Movements in equity-settled warrants over ordinary shares in the Company in the year were as follows:

	2015
	Number of warrants	Weighted average exercise price
As at 1 January	-	-
Warrants granted in the year	225,000	€6.10
Warrants lapsed in the year	-	-
Warrants exercised in the year	-	-
As at 31 December	225,000	€6.10

225,000 warrants were exercisable at year end.

The fair value of the warrants were valued at €0.8 per warrant by a third party using the Black-Scholes pricing model with the following significant assumptions:

Term of option (years)	1.5
Risk-free interest rate	0.633%
Volatility	25.3%

As the consideration paid by the grantees represented the fair value of the warrants at the grant date, no related expense has been recognized in the consolidated statement of income (loss) for the year ended December 31, 2015.

4.4.	Other operating expenses

Other operating expenses principally concern non-inventoried purchases, consumable equipment & supplies, travelling expenses, communication costs, consulting and other external services relating to R&D, and other professional services:

In € thousands	2015	2014	2013
External R&D Services	(10,274)	(7,114)	(5,008)
Transport	(10,135)	(9,087)	(7,731)
Consulting and other professional services	(6,825)	(5,802)	(2,195)
Lease and other administrative expenses	(3,981)	(2,807)	(1,736)
Repairs and maintenance	(3,420)	(2,962)	(2,346)
Travel expenses	(2,097)	(1,560)	(843)
Communications	(1,836)	(650)	(538)
Royalties and Licensing fees	(1,439)	(1,121)	(621)
Energy	(1,373)	(1,235)	(986)
Taxes	(1,218)	(719)	(582)
Allowance for doubtful accounts	(193)	(144)	(149)
Subcontractors	(76)	(89)	(488)
Other	(1,580)	(1,725)	(1,421)
Total	(44,447)	(35,015)	(24,644)

Consulting and other professional services costs include the one-time compensation to the Chairman of the Board for €1 million (refer to note 8).

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

4.5.	Other operating income

Other operating income amounted to €5.47 million for the year ended December 31, 2015. The respective figures for the years 2014 and 2013 were €4.23 million and €3.98 million.

In € thousands	2015	2014	2013
Government subsidies	4,871	3,701	3,462
Net gain / (loss) on disposal of non-current assets	(367)	(10)	62
Other operating income	970	539	453
Total	5,474	4,230	3,977

Government subsidies consist for the most part of the French research tax credit (CIR).

4.6.	Research and development expenditures

In € thousands	2015	2014	2013
Personnel costs (including share-based payments for R&D personnel)	(2,238)	(2,390)	(2,380)
Other operating costs	(12,477)	(8,060)	(4,900)
Total expenditure on R&D projects	(14,714)	(10,450)	(7,280)

Total expenditures on R&D projects mainly include external fees, personnel costs, depreciation on fixed assets, transport and consumables costs.

4.7.	Depreciation and amortization

In € thousands	2015	2014	2013
Impairment of goodwill	-	(840)	(1,015)
Impairment of Property, plant and equipment	(461)	(1,322)	-
Depreciation and amortization	(10,860)	(9,831)	(8,530)
Total	(11,321)	(11,993)	(9,545)

Impairment of goodwill and of property plant and equipment concerns operations in Portugal - see note 5.3.2.

4.8.	Finance income and finance costs

Change in fair value of contingent consideration is mainly attributed to the change in the fair value of the contingent consideration payable to the former owners of Advanced Accelerator Applications USA, Inc. Refer to note 5.14 for further details.

In € thousands	2015	2014	2013
Gain on derivatives at fair value (1)	897	-	-
Other	259	396	387
Total finance income	1,156	396	387

In € thousands	2015	2014	2013
Change in fair value of contingent consideration	(5,323)	(1,092)	(7,418)
Net foreign exchange gain / (loss)	(1,252)	186	(862)
Interest expenses	(809)	(951)	(1,029)
Other	(468)	(339)	(846)
Total finance costs	(7,852)	(2,196)	(10,155)

(1)	The €897 thousand gain on derivatives at fair value correspond to the change in fair value of the foreign exchange contracts concluded by the Group to hedge its currency risk exposure. Please see note 5.8.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

4.9.	Income taxes

4.9.1.	Income tax expense

In € thousands	2015	2014	2013
Current tax	(2,533)	(1,692)	(2,072)
Deferred tax	1,762	1,288	915
Total	(771)	(404)	(1,157)

4.9.2.	Explanation of effective tax expense

In € thousands	2015	2014	2013
Net profit / (loss) after tax	(17,001)	(10,803)	(12,781)
Income tax	(771)	(404)	(1,157)
Net profit / (loss) before tax	(16,230)	(10,399)	(11,624)
Theoretical tax rate	33.33%	33.33%	33.33%
Expected tax (charge) / income	5,409	3,466	3,873
Impact of unrecognized deferred tax asset on tax loss for the year	(6,570)	(3,095)	(1,068)
Impact of tax rate differences	(504)	106	531
Impact of unrecognized deferred tax asset on temporary differences	(13)	(482)	(1,458)
impact of permanent differences	1,260	(445)	(2,668)
impact of income tax prior year recovery	(13)	348	-
Income tax expense	(431)	(102)	(790)
CVAE & IRAP (1)	(340)	(302)	(367)
Group tax charge	(771)	(404)	(1,157)

(1)	The Contribution sur la Valeur Ajoutée des Entreprises (“CVAE”) and the Imposta Regionale sulle Attivita Produttive (“IRAP”) are French and Italian local taxes, respectively. They are determined using defined elements of revenues and expenses and are considered to be income taxes in accordance with IAS 12.

4.9.3.	Deferred tax assets and liabilities

Changes in net deferred tax assets and liabilities during the year are explained as follows:

In € thousands	2015	2014	2013
Net deferred tax at the beginning of the year	(4,143)	(4,187)	(5,386)
Deferred tax income	1,762	1,288	915
Other comprehensive income	176	31	(5)
Change in consolidation scope	-	(715)	-
Translation differences	(374)	(315)	285
Other changes	72	(245)	4
Net deferred tax at the end of the year	(2,507)	(4,143)	(4,187)

Deferred tax liabilities recognized mainly concern the remeasurement of assets due to business combinations.

In € thousands	2015	2014	2013
Intangible assets	(7,061)	(7,655)	(6,742)
Carry forward losses (1)	3,891	2,852	2,060
Property, plant and equipment	(825)	(822)	(868)
Other temporary differences	1,487	1,482	1,363
Deferred liabilities, net	(2,507)	(4,143)	(4,187)
Net deferred tax liabilities
of which deferred tax assets (2)	6,080	4,608	3,248
of which deferred tax liabilities	(8,587)	(8,751)	(7,435)

•	Deferred tax assets on carry forward losses have been recognised only to the extent of the available taxable temporary differences for each taxable entity.

•	Deferred tax assets and tax liabilities are offset when they concern the same taxable entity (or group of entities) and the entity has a legally enforceable right to settle current tax assets and liabilities in the consolidated statement of financial position

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

As of 31 December 2015, the Group had available tax loss carry forwards for which no deferred tax asset was recognized due to the early stage of development of the entities in these countries, and because these entities are not likely to have taxable income in the foreseeable future:

Carry forward tax loss

In € thousands	2015	2014	2013
France	23,034	15,127	-
Portugal	2,879	2,404	2,661
Germany	2,750	2,545	1,105
Canada	917	749	141
Spain	3,542	3,542	3,545
Poland	2,171	1,316	353
Switzerland	3,053	490	-
Total	38,346	26,173	7,805

5.	Notes to the consolidated statement of financial position

5.1.	Acquisition of business

None in 2015.

5.2.	Acquisition of business for the year 2014

Acquisition of Imaging Equipment Ltd. (IEL)

On February 14, 2014, the Group obtained control of Imaging Equipment Limited (IEL) by acquiring 100% of its issued share capital. IEL is a privately-held UK distributor of nuclear medicine products. This acquisition contributes to AAA’s international expansion by providing a direct distribution presence in the UK and Ireland as well as an established sales and marketing platform.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands)	£	€
Customer relationships	1,424	1,742
Property, plant and equipment	57	70
Investments	20	24
Inventory	406	497
Trade receivables	1,710	2,091
Cash and cash equivalent	296	362
Loans	(21)	(26)
Other debt	(1,961)	(2,398)
Deferred tax liabilities	(299)	(366)
Total net assets acquired	1,632	1,996

Negative Goodwill	(77)	(94)
Total consideration	1,555	1,902

Satisfied by:
Cash	350	428
Equity instruments (294,743 ordinary shares at € 5)	1,205	1,474
Total consideration transferred	1,555	1,902

Net cash outflow arising on acquisition
Cash consideration	350	428
Less: cash and cash equivalents acquired	(296)	(362)
	54	66

The valuation technique used for measuring the acquired customer relationship was the multi-period excess earnings method. There was no other significant tangible or intangible asset.

Following this acquisition, negative Goodwill of € 94 thousand was recognized in other operating income in the consolidated income statement of the Group at December 31, 2014.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

The fair value of the 294,743 ordinary shares issued as part of the consideration paid for IEL (€ 1,474 thousand) was assessed on the basis of a capital increase of new shares that were issued on the same day as the IEL acquisition. Shareholders and new investors paid a total of € 41 million for these shares i.e. a price of €5 per share.

IEL contributed € 9.6 million to the Group’s revenue and € 0.4 million to the Group’s income for the period between the date of acquisition and the December 31, 2014.

If the acquisition of IEL had been completed on the first day of the financial year 2014, group revenues for the year ended December 31, 2014 would have been € 71.9 million (instead of €69.9 million) and the contribution to the Group’s income would have been € (0.6) million.

Acquisition of the SteriPet business of GE Healthcare S.r.L in Italy

On September 15, 2014, AAA Italy acquired from GE Healthcare S.r.L. its FDG-PET business. This acquisition includes the SteriPET® (FDG) Marketing Licence. This acquisition, consisting of certain assets, liabilities and legal relationships, for the most part customer relationships, allows AAA Italy to strengthen its commercial operations and to become the leader in this business in Italy. The transaction consists of cash payments of up to €697 thousand within 12 months of execution of the contract and royalty payments on sales to former SteriPET® customers of GE Healthcare Italy. The royalties will be due on sales between September 2015 and September 2017. The costs related to this acquisition are not significant and were expensed as incurred.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands)		€
Customer relationships		1,089
License		100
Property, plant and equipment		33
Inventory		71
Trade receivables		142
Other debt		(38)
Deferred tax liabilities		(342)
Goodwill		200
Total consideration		1,255
Satisfied by:
Cash		495
Contingent consideration	(1)	760
Total consideration transferred		1,255

(1) Contingent consideration

The Group has agreed to pay the selling shareholders a contingent consideration in cash. The amount has been estimated at acquisition date as follows:

•	€200 thousand paid on September 15, 2015 provided that one of the suppliers is still regularly supplying. The contribution to the contingent consideration transferred is € 196 thousand which corresponds to the present value of €200 thousand discounted at 3% from the payment date.

•	€564 thousand of estimated royalties to be paid on future net sales to existing customers between September 15, 2015 and September 15, 2017.

The valuation technique used for measuring the acquired customer relationship was the multi-period excess earnings method. There was no other significant tangible or intangible asset.

Following this acquisition, Goodwill of €200 thousand was recognized at December 31, 2014.

The goodwill is entirely attributable to AAA Italy, which is considered as a separate CGU (cash generating unit) within the Group.

This acquisition had no significant impact on the Group’s revenues and income for the year ended December 31, 2014.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

5.3.	Goodwill and Other intangible assets

5.3.1.	Change in the year

Acquisition Cost In € thousands	Goodwill	Acquired In Process R&D	Patents, Licenses and other	Customer relationships	Total
At 1 January 2013	22,285	15,667	11,834	10,417	60,203

Additions	-	-	634	-	634
Translation differences	(18)	(1,048)	(131)	131	(1,066)
At 31 December 2013	22,267	14,619	12,337	10,548	59,771

Additions	-	-	394	-	394
Business combinations	200	-	100	2'831	3,131
Translation differences	765	1,499	69	117	2,450
At 31 December 2014	23,232	16,118	12,900	13,496	65,746

Additions	-	-	1,535	-	1,535
Disposal	-	-	(458)	-	(458)
Reclassification	-	-	134	-	134
Translation differences	1,285	922	85	646	2,938
At 31 December 2015	24,517	17,040	14,196	14,142	69,895

Accumulated amortization and impairment losses In € thousands

At 1 January 2013	-	-	(2,342)	(1,731)	(4,073)

Amortization expense	-	-	(1,750)	(1,128)	(2,878)
Impairment	(1,015)	-	-	-	(1,015)
Reversal	-	-	-	(3)	(3)
Translation differences	-	-	64	(32)	32
At 31 December 2013	(1,015)	-	(4,028)	(2,894)	(7,937)

Amortization expense	-	-	(1,712)	(1,442)	(3,154)
Impairment	(840)	-	-	-	(840)
Translation differences	-	-	(10)	(18)	(28)
At 31 December 2014	(1,855)	-	(5,750)	(4,354)	(11,959)

Amortization expense	-	-	(1,521)	(1,788)	(3,309)
Impairment	-	-	-	-	-
Disposal	-	-	132	-	132
Reclassification	-	-	(17)	17	-
Translation differences	-	-	(9)	(204)	(213)
At 31 December 2015	(1,855)	-	(7,165)	(6,329)	(15,349)

Carrying amount
At 31 December 2013	21,252	14,619	8,309	7,654	51,833
At 31 December 2014	21,377	16,118	7,150	9,142	53,787
At 31 December 2015	22,662	17,040	7,031	7,813	54,546

Patents/Licenses primarily consist of intellectual property relating to the therapy product candidate FabOvar which was acquired in 2011 for an amount of €8 million with a carrying amount of €4.8 million at December 31, 2015 (€5.6 million at December 31, 2014 and €6.4million at December 31, 2013). The purchase agreement also provides for a variable payment based on a percentage of future sales until the legal protection of the patent expires in 2028. Acquired IPR&D for €17.1 million as at December 31, 2015 (€16.1 million as at December 31, 2014 and €14.7 million as at December 31, 2013) results from the acquisitions of Atreus Pharmaceuticals Corporation and Advanced Accelerator Applications USA, Inc. in 2010.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

1.	Allocation of goodwill and Other intangible assets to Cash-Generating Units (CGUs)

The Group has allocated goodwill and other intangible assets to its CGUs. The CGUs correspond to each of the countries in which the Group operates. The carrying amount of goodwill and other intangible assets allocated is as follows:

	12.31.2015
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	551	4,916	-	5,467
USA	4,154	12,124	-	16,278
Germany	1,027	-	-	1,027
Spain	6,261	-	-	6,261
Israel	8,484	-	-	8,484
Portugal	1,855	-	(1,855)	-
Other countries	38	-	-	38
Total	24,517	17,040	(1,855)	39,702

	12.31.2014
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	589	5,258	-	5,847
USA	3,720	10,860	-	14,580
Germany	1,027	-	-	1,027
Spain	6,261	-	-	6,261
Israel	7,595	-	-	7,595
Portugal	1,855	-	(1,855)	-
Other countries	38	-	-	38
Total	23,232	16,118	(1,855)	37,495

	12.31.2013
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

Italy (Gipharma)	1,947	-	-	1,947
Canada	416	5,064	-	5,480
USA	3,223	9,555	-	12,778
Germany	1,027	-	-	1,027
Spain	6,261	-	-	6,261
Israel	7,500	-	-	7,500
Portugal	1,855	-	(1,015)	840
Other countries	38	-	-	38
Total	22,267	14,619	(1,015)	35,871

Goodwill is stable with a total amount of € 22.6 million at December 2015 compared to € 21.3 million at December 31, 2014 and € 21.2 million at December 31, 2013. The variation in 2015 results from an increase of goodwill due to the translation differences on the USD / ILS denominated goodwill for € 1.3 million.

In 2014, the stability resulted from an increase of goodwill due to the acquisition of the SteriPet business of GE Healthcare and to the translation differences on the USD / CAD denominated goodwill compensated by the € 0.8 million additional impairment loss recognized on the Portugal goodwill.

The recoverable amount of CGUs was calculated on the basis of their value in use. The value in use is the present value of the estimated future cash flows from the continued use of the asset. The value in use is determined on the basis of estimated cash flows using budgets and business plans over periods from 5 to 10 years; subsequent cash flows are extrapolated by applying a constant rate of positive or negative growth, and discounted to present value. The discount rate used reflects current market assessments of the time value of money and the risks specific to the asset (or CGU).

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

2.	Principal assumptions used in impairment testing:

	12.31.2015
CGU	Budgeted EBITDA average increase per year (of forecast period) (1)	Post tax discount rate	Pre tax discount rate	Terminal growth rate	Forecast period in years

Italy	11.9%	10.0%	13.6%	0.4%	8
Gipharma	20.3%	11.5%	16.3%	0.2%	8
Canada (2)	68.7%	20.0%	23.3%	-1.0%	10
USA	173.4%	13.0%	17.6%	-0.5%	8
Germany	46.5%	12.0%	14.9%	0.0%	8
Spain	22.8%	11.0%	14.9%	0.0%	8
Israel	5.3%	10.0%	12.3%	-0.5%	8
UK	22.1%	10.0%	11.9%	0.0%	8
Portugal (3)	-2.3%	13.0%	13.9%	-0.5%	10

	12.31.2014
CGU	Budgeted EBITDA average increase per year (of forecast period) (1)	Post tax discount rate	Pre tax discount rate	Terminal growth rate	Forecast period in years

Italy	17.7%	12.0%	16.0%	1.6%	8
Gipharma	18.6%	10.0%	13.9%	0.0%	8
Canada (2)	111.8%	20.0%	23.7%	3.0%	8
USA	58.3%	15.0%	19.7%	0.0%	8
Germany	79.2%	12.0%	14.9%	-0.5%	8
Spain	18.0%	12.0%	15.0%	0.3%	8
Israel	5.9%	10.0%	13.0%	-0.5%	8
UK	28.4%	9.0%	10.9%	0.0%	8
Portugal (3)	105.3%	15.0%	17.2%	0.0%	8

	12.31.2013
CGU	Budgeted EBITDA average increase per year (of forecast period) (1)	Post tax discount rate	Pre tax discount rate	Terminal growth rate	Forecast period in years

Gipharma (Italy)	12.1%	10.0%	13.8%	2.0%	5
Canada (2)	73.7%	20.0%	23.4%	3.0%	10
USA	341.6%	15.0%	18.7%	0.0%	8
Germany	37.5%	9.0%	12.1%	-0.5%	8
Spain	23.6%	14.0%	18.0%	0.7%	8
Israel	7.0%	11.0%	12.9%	0.0%	5
Portugal (3)	7.1%	15.0%	17.4%	0.0%	8

•	The budgeted EBITDA increase mainly results from the forecasted sales of Lutathera, which is expected to obtain FDA approval and EMA marketing authorization in 2017. This product candidate is currently in Phase 3 development and as a result an extended forecast period of 8 to 10 years has been retained. For the U.S. CGU, the forecasted sales are based entirely on Lutathera.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

•	Concerning Canada, the future EBITDA growth is also based on the sale of Annexin V-128, a product candidate currently under development and currently in Phase 1/2 trials.

•	Following these tests, an impairment loss of €1.0 million was recognized on the goodwill of Portugal CGU in 2013, and of €0.8 million in 2014. An additional impairment loss of € 1.3 million has been attributed to tangible assets of Portugal in 2014, and of €0.46 million in 2015. The loss mainly results from the downward revision of forecasted sales and EBITDA as a result of a new competitor who entered the market.

5.3.2.	Sensitivity analysis of the goodwill impairment tests at December 31, 2015:

	12.31.2015		12.13.2014		12.13.2013
	Change required for carrying amount to equal recoverable amount		Change required for carrying amount to equal recoverable amount		Change required for carrying amount to equal recoverable amount
CGU	Increase in Discount rate (in basis point)	Decrease in Budgeted EBITDA per year	Increase in Discount rate (in basis point)	Decrease in Budgeted EBITDA per year	Increase in Discount rate (in basis point)	Decrease in Budgeted EBITDA per year
Italy	31	(67%)	14	(55%)	N/A	NA
Gipharma	20	(59%)	15	(56%)	4	(26%)
Canada	-	(1%)	6	(39%)	3	(31%)
USA	54	(76%)	45	(85%)	19	(75%)
Germany	2	(13%)	13	(54%)	13	(51%)
Spain	16	(58%)	8	(39%)	-	-
Israel	15	(53%)	15	(52%)	8	(37%)
United Kingdom	30	(80%)	6	(67%)	N/A	N/A
Portugal (1)	-	-	-	-	-	-

(1)	The recoverable amount of Portugal CGUs is equal to its carrying amount after recognition of impairment loss. Therefore any adverse movement in a key assumption would lead to further impairment.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

5.4.	Property, plant and equipment

Acquisition cost In € thousands	Land	Construction and development	Equipment and laboratory material	Sub total financed under lease	Land	Construction & equipment in progress	Equipment and laboratory material	Other tangible assets	Sub total	TOTAL

At 1 January 2013	200	7,001	10,498	17,699	1,320	12,097	36,709	3,849	53,975	71,674

Additions	-	-	1,717	1,717	-	6,124	2,866	331	9,321	11,038
Disposals	-	-	-	-	-	(204)	(1,950)	(7)	(2,161)	(2,161)
Reclassifications	-	-	-	-	-	(128)	2,002	(1,874)	-	-
Translation differences	-	-	-	-	-	-	92	11	103	103
At 31 December 2013	200	7,001	12,215	19,416	1,320	17,889	39,719	2,310	61,238	80,654

Additions	-	-	3,435	3,435	-	1,385	5,274	251	6,910	10,345
Business combinations	-	-	27	27	-	-	55	21	76	103
Disposals	-	-	-	-	-	-	(78)	(33)	(111)	(111)
Reclassifications	(48)	(1,800)	1,355	(493)	(570)	570	-	-	-	(493)
Translation differences	-	-	-	-	-	14	147	21	182	182
At 31 December 2014	152	5,201	17,032	22,385	750	19,858	45,117	2,570	68,295	90,680

Additions	-	-	-	-	-	10,247	2,599	300	13,146	13,146
Disposals	(45)	(700)	-	(745)	-	(5)	(503)	(40)	(548)	(1,293)
Reclassifications	-	-	-	-	45	253	(547)	115	(134)	(134)
Translation differences	-	-	2	2	-	138	416	83	637	639
At 31 December 2015	107	4,501	17,034	21,642	795	30,491	47,082	3,028	81,396	103,038

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Accumulated depreciation and impairment losses in In € thousands	Land	Construction and development	Equipment and laboratory material	Sub total financed under lease	Land	Construction	Equipment and laboratory material	Other tangible assets	Sub total	TOTAL
At 1 January 2013	-	(1,303)	(4,893)	(6,196)	-	(5,627)	(13,471)	(618)	(19,716)	(25,912)

Depreciation expense	-	(410)	(1,164)	(1,574)	-	(556)	(3,130)	(400)	(4,086)	(5,660)
Disposals	-	-	-	-	-	24	423	20	467	467
Translation differences	-	-	-	-	-	-	(266)	(3)	(269)	(269)
At 31 December 2013	-	(1,713)	(6,057)	(7,770)	-	(6,159)	(16,444)	(1,001)	(23,604)	(31,374)

Depreciation expense	-	(341)	(1,612)	(1,953)	-	(338)	(4,067)	(319)	(4,724)	(6,677)
Impairment	-	-	-	-	-	-	(1,321)	-	(1,321)	(1,321)
Disposals	-	-	-	-	-	-	28	18	46	46
Other Changes	-	430	48	478	-	-	15	-	15	493
Translation differences	-	-	-	-	-	-	(59)	(9)	(68)	(68)
At 31 December 2014	-	(1,624)	(7,621)	(9,245)	-	(6,497)	(21,848)	(1,311)	(29,656)	(38,901)

Depreciation expense	-	(226)	(1,816)	(2,042)	-	(866)	(4,287)	(356)	(5,509)	(7,551)
Impairment						(54)	(382)	(25)	(461)	(461)
Disposals	-	219	-	219	-	-	274	32	306	525
Reclassifications	-	-	15	15	-	(14)	(15)	14	(15)	-
Translation differences	-	-	-	-	-	-	(309)	(9)	(318)	(318)
At 31 December 2015	-	(1,631)	(9,422)	(11,053)	-	(7,431)	(26,567)	(1,655)	(35,653)	(46,706)

Carrying amount
At 31 December 2013	200	5,288	6,158	11,646	1,320	11,730	23,275	1,309	37,634	49,280
At 31 December 2014	152	3,577	9,411	13,140	750	13,361	23,269	1,259	38,639	51,779
At 31 December 2015	107	2,870	7,612	10,589	795	23,060	20,515	1,373	45,743	56,332

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

5.5.	Non-current financial assets

Non-current financial assets correspond mainly to guarantee deposits related to the remaining liabilities due on the acquisition of Cadisa and Barnatron in December 2012 and to a tender won in Spain.

5.6.	Trade and other receivables

Trade and other receivables are as follows:

In € thousands	12.31.2015	12.31.2014	12.31.2013
Gross value	24,397	20,557	16,524
Allowance for doubtful accounts	(772)	(504)	(381)
Total	23,625	20,053	16,143

Change in allowance for doubtful accounts

In € thousands	12.31.2015	12.31.2014	12.31.2013
Allowance for doubtful accounts, beginning of the year	504	381	240
Increase	313	139	149
Utilized	-	-	-
Reversed	(45)	(18)	-
Translation adjustment	-	2	(8)
Allowance for doubtful accounts, end of the year	772	504	381

Aging of trade and other receivables

In € thousands	12.31.2015	12.31.2014	12.31.2013
Not overdue	15,631	12,941	8,647
Past due up to 30 days	3,041	3,150	2,457
Past due for 30-60 days	1,219	1,492	1,462
Past due for 60-90 days	1,108	290	890
Past due for 90-180 days	1,575	1,593	1,204
Past due for more than 180 days	1,823	1,091	1,864
Allowance for doubtful accounts	(772)	(504)	(381)
Total	23,625	20,053	16,143

AAA is not significantly exposed to credit risk. A large portion of the customers are public hospitals which represent a relatively low risk.

5.7.	Inventories

In € thousands	12.31.2015	12.31.2014	12.31.2013
Raw materials	2,266	1,959	1,652
Finished goods	872	100	436
Other	967	1,320	199
Total gross value	4,105	3,379	2,287
Write-downs	-	(16)	(9)
Total	4,105	3,363	2,278

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

5.8.	Other current assets

Other current assets are as follows:

In € thousands	12.31.2015	12.31.2014	12.31.2013
R&D tax credit receivable	7,513	3,328	2,562
Tax receivables (incl. VAT) and other receivables	4,994	5,476	4,712
Derivative assets (1)	897	-	-
Prepaid expenses	1,396	1,356	723
Other current assets	14,800	10,160	7,997

(1)	Derivative assets primarily correspond to the fair value of the foreign exchange contracts concluded by the Group to hedge its exposure to foreign exchange risks arising from the cash received in dollars following the IPO. These derivatives assets are measured at fair value subsequent to their initial recognition and any change in the fair value is recorded through the income statement.

5.9.	Cash and cash equivalents

Cash and cash equivalents are as follows:

In € thousands	12.31.2015	12.31.2014	12.31.2013
Term saving deposits (1)	951	21,000	1,600
Cash	117,935	24,096	12,010
Total	118,886	45,096	13,610

(1)	Term savings deposits include very insignificant risk of a negative change in value and have maturity dates of typically less than 3 months.

5.10.	Equity

The Group’s policy is to manage its capital to ensure to be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure consists of financial liabilities as detailed in Notes 5.13 offset by cash and bank balances and equity (comprising issued capital, reserves and retained earnings). The Group is not subject to any externally imposed capital requirements.

At December 31, 2015, the share capital consists of 78,556,211 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

Increase of share capital

The increases in share capital which occurred from January 1, 2015 through December 31, 2015 are described follows:

Date	Nature of operation	Note	Number of shares	Price per share / warrant	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2014	Outstanding shares		63,229,041			0.10	6,323
May 28, 2015	Issuance of common shares	(1)	1,459,660	6.10	8,904	0.10	146
June 17, 2015	Issuance of common shares	(2)	2,330,110	6.10	14,214	0.10	233
Aug 19, 2015	Issuance of common shares (free shares allocated to employees)		352,500	0.00	0	0.10	35

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Sept 6, 2015	Issuance of common shares (free shares allocated to employees)		235,000	0.00	0	0.10	24
Sept 28, 2015	Issuance of common shares (free shares allocated to employees)		167,500	0.00	0	0.10	17
Sept 28, 2015	Issuance of 225,000 warrants at a €0.8 price			0.80	180
Nov 11, 2015	Issuance of common shares	(3)	10,782,400	7.5	80,444	0.10	1,078
	Share issuance costs				(6,648)
Total			78,556,211		97,094	0.10	7,856

(1)	On May 28, 2015, 1,459,660 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014;

(2)	On June 17, 2015, 2,330,110 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014.

(3)	Initial Public Offering (IPO)

AAA completed an IPO of 4,688,000 American Depositary Shares (“ADS”) representing 9,376,000 ordinary shares at a price of $16.00 (€14.9) per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market on and started trading on November 11, 2015 under the ticker “AAAP”. The overallotment option (Greenshoe) of 15% was also used immediately by the Underwriters and an additional 1,406,400 shares or 703,200 ADS were issued at the same price of US$16.00 (€14.9) per ADS.

At December 31, 2014, the share capital consisted of 63,229,041 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

The increases in share capital which occurred from January 1, 2014 through December 31, 2014 are described follows:

Date	Nature of operation	Note	Number of shares	Price per share	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2013	Outstanding shares		54,145,889			0.10	5,415
Feb 14, 2014	Issuance of common shares	(1)	8,212,295	5.00	41,061	0.10	821
Feb 14, 2014	Share issuance costs				(395)
Feb 14, 2014	Issuance of common shares	(1)	294,743	0.00	0	0.10	29
Feb 14, 2014	Issuance of common shares (free shares allocated to employees)		40,000	0.00	0	0.10	4
March 27, 2014	Issuance of common shares	(2)	241,114	0.00	0	0.10	24
Oct 16, 2014	Issuance of common shares (free shares allocated to employees)		295,000	0.00	0	0.10	30
Total			63,229,041		40,666	0.10	6,323

(1)	On February 14, 2014, 8,212,295 shares have been issued at a price of €5 per share following the extraordinary general meeting held on April 11, 2013 and 294,743 shares were issued in relation with the acquisition of IEL;

(2)	On March 27, 2014, the Board of Directors decided to issue 241,114 ordinary shares, were issued in relation with the acquisition of Atreus.

At December 31, 2013, the share capital consisted of 54,145,889 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

The increases in share capital which occurred from January 1, 2013 through December 31, 2013 are described follows:

Date	Nature of operation	Note	Number of shares	Price per share	Raised capital (in K€)	Nominal value	Share capital (in K€)
Jan 1st, 2013	Outstanding shares		52,430,303			0.10	5,243
Jan 1st, 2013	Issuance of common shares	(1)	575,000	0.00	0	0.10	58
April 11, 2013	Issuance of common shares	(2)	963,086	5.00	4,815	0.10	96
Nov 29, 2013	Issuance of common shares (free shares allocated to employees)		177,500	0.00	0	0.10	18
Total			54,145,889		4,815	0.1	5,415

(1)	At the beginning of 2013, 575,000 new shares were issued in partial settlement of the contingent consideration due to the former owners of Advanced Accelerator Applications USA, Inc.

(2)	On April 11, 2013, the general meeting of shareholders approved the issue of 963,086 ordinary shares at a price of €5 per share.

Basic and diluted earnings per share

	Net profit (loss) (thousands of Euros)	Average number of shares outstanding	Earnings per share (EUR)

Year ended December 31, 2015	(17,001)
Basic earnings per share		66,943,481	(0.25)
Diluted earnings per share		66,943,481	(0.25)

Year ended December 31, 2014	(9,499)
Basic earnings per share		61,884,911	(0.15)
Diluted earnings per share		61,884,911	(0.15)

Year ended December 31, 2013	(12,152)
Basic earnings per share		54,156,067	(0.22)
Diluted earnings per share		54,156,067	(0.22)

For the year ended December 31, 2015, and 2014 there are no free shares vested but not yet issued included in the average number of shares outstanding.

For the year ended December 31, 2013, the average number of shares outstanding includes 241,114 shares related to the contingent consideration for the acquisition of Atreus Pharmaceuticals Corporation in 2010 (as all conditions were met at December 31, 2013) and 197,500 shares vested but not yet issued by the Company:

•	As at December 31, 2013, the contingent consideration recognized as an equity instrument provides for the issuance in 2014 of 241,114 shares to the former owners of Atreus Pharmaceuticals Corporation. The fair value of the contingent consideration was estimated at the acquisition of Atreus Pharmaceuticals Corporation in 2010 based on the fair value of AAA shares at the acquisition date, i.e., €2.50 per share, representing contingent consideration at December 31, 2013 of €603,000 and a fixed number of shares.

•	A total of 197,500 free shares granted to employees in November 2011 were fully vested at December 31, 2013 but had not yet been issued, at the request of the employees.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Free shares and options granted to employees and warrants to six Board members but not yet vested and/or exercised at December 31, 2015, December 31, 2014 and December 31, 2013 are not considered for diluted earnings per share calculation as they would reduce loss per share.

5.11.	Non-controlling interests

At December 31, 2015 and 2014, the Group has no non-controlling interest at the end of the periods as a result of the following transactions.

On November 10, 2014, the Group acquired the remaining 49.9% non-controlling interest in AAA Germany GmbH (the former Umbra Medical AG) as explained in notes 2.1.2. The method of consolidation remains unchanged for this shareholding.

On December 18, 2014, the Group acquired the remaining 49.9% non-controlling interest in Atreus Pharmaceuticals Corporation as explained in notes 2.1.2. The method of consolidation remains unchanged for these shareholding.

The following table summarizes the effect of these acquisitions on the Group Equity in 2014.

In € thousands	Atreus Pharmaceuticals Corporation	Umbra Medical AG	Total
Non-Controlling interest at January 1, 2014	49.90%	49.90%

Consideration :
Cash:	264	1,200	1,464
Contingent consideration:	6,013	-	6,013
Total Consideration	6,277	1,200	7,477

Summary of the effects of increase in ownership :

Decrease in Group reserves (consideration paid)	(6,277)	(1,200)	(7,477)
Transfer of the Non-controlling interest Reserves at January 1, 2014 attributable to the Group reserve at January 1, 2014:	1,548	(188)	1,360
Transfer of the loss for the year until change of Ownership date from Non-controlling Interest to Group Shareholders	(536)	(768)	(1,304)
Transfer of other comprehensive income of the year until change of Ownership date from Non-controlling Interest to Group Shareholders	269	-	269
Total of Non-controlling interest transferred	1,281	(956)	325
Total impact on Equity attributable to owners of the Company in 2014:	(4,996)	(2,156)	(7,153)

At December 31, 2013, Non-controlling interests concerned Atreus Pharmaceuticals Corporation and Umbra Medical AG, where the Group was holding 50.1% of the share capital in each case.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

The following table summarizes the information relating to each of the Group’s subsidiaries that has material Non-Controlling Interest, before any intra-group elimination as of and for the year ended December 31, 2013.

	12.31.2013
In KEUR	Atreus Pharmaceuticals Corporation	Umbra Medical AG
NCI percentage	49.9%	49.9%
Non-current assets	6,768	1,361
Current assets	472	409
Non-current liabilities	(1,783)	(1,035)
Current liabilities	(2,356)	(1,109)
Net assets	3,101	(374)
Carrying amount of NCI	1,547	(187)
Revenue	160	891
Total comprehensive income	(1,204)	(459)
Comprehensive income allocated to NCI	(601)	(229)

5.12.	Current and non-current provisions

The provisions are analyzed as follows:

In € thousands	12.31.2015	12.31.2014	12.31.2013
Decommissioning obligations	7,170	6,871	5,127
Retirement indemnities and other employee benefits	2,370	1,046	843
Other	428	94	59
Total non-current provisions	9,968	8,011	6,029

Others	-	128	115
Total current provisions	-	128	115
Total	9,968	8,139	6,144

Provisions for decommissioning PET production sites

At December 31, 2015, these provisions amounted to €7.2 million compared with €6.9 million at December 31, 2014 and €5.1 million in 2013. The increase of approximately €0.3 million between 2015 and 2014 relates to the unwinding of the discounting of the obligation. The increase of approximately €1.8 million between 2013 and 2014 is due to the unwinding of the discounting of the obligation for € 0.3 million and the installation of three new Cyclotrons in Germany and France in 2014.

Decommissioning costs for a typical site have been estimated by an independent expert. From this base cost and with annual inflation assumed to be 2%, the Group has estimated the expected decommissioning costs at the forecast date for each site concerned. These costs are then discounted to the reporting date. The discount rate applied is 4.57% (same as at December 31, 2014 and 2013). A change (decrease or increase) of 1 percentage point in this rate would lead to a respective increase or decrease in the provision of € 0.2 million.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Retirement Indemnities and other employee benefits

The Group has three main employee defined benefit obligations in France, Italy and Switzerland which are subject to annual actuarial measurement, using the projected credit unit method. The assets and liabilities recognised in the balance sheet at 31 December for these defined benefit obligations are as follows:

In € thousands	12.31.2015	12.31.2014	12.31.2013
Fair value of plan assets	1,962	1,273	684
Post-employment benefit plans
Defined benefit obligation	(4,332)	(2,319)	(1,527)
Net Liability	(2,370)	(1,046)	(843)

The plan assets concern only the Swiss defined benefit plan. The plan assets are primarily held within instruments with quoted market prices in an active market such as Equity securities and Debt securities, with the exception of the property that includes some direct investment in real estate.

Movements in the net asset/(liability) during the period:

In € thousands	12.31.2015	12.31.2014	12.31.2013
Net asset / (liability) at the beginning of the year	(1,046)	(843)	(678)
Expense recognised in the income statement (1)	(764)	(111)	(190)
Remeasurements recognised in other comprehensive income (2)	(736)	(92)	25
Contributions paid by the Group	157	-	-
Exchange differences	19	-	-
Net asset / (liability) at the end of the year	(2,370)	(1,046)	(843)

(1)	This mainly includes service costs for the period

(2)	This mainly results from actuarial gain / (loss) due to experience and change in financial assumptions

In France

AAA France employees receive, on retirement, severance pay as defined under the pharmaceutical industry collective wage agreement.

The principal assumptions underlying the measurement of the provision concerning the French employees are as follows:

	12.31.2015	12.31.2014	12.31.2013
Discount rate	1.70%	1.57%	3.17%
Future increase in remuneration	2%	2%	2%
Rate of social charges	43%	47%	47%
Retirement age	Managers: 65 years Other staff: 62 years	Managers: 65 years Other staff: 62 years	Managers: 65 years Other staff: 62 years
Mortality table	INSEE 2011-2013	INSEE 2010-2012	INSEE 2008-2010

In Italy

Employees of AAA Italy and Gipharma receive indemnity payments (TFR) when leaving the company.

The principal assumptions underlying the measurement of the provision concerning the Italian employees are as follows:

	12.31.2015	12.31.2014	12.31.2013
Discount rate	1.50%	1.50%	1.93%
Future increase in remuneration	2.50%	2.48%	2.48%
Rate of social charges	39.35%: other staff	39.35%: other staff	39.35%: other staff
Retirement age	44.45%:managers Man 66 years+7 months Woman 65 years+7 months	44.45%:managers Man 66 years+3 months Woman 63years+9 months	44.45%:managers Man 66 years+3 months Woman 62years+3 months
Mortality table	Istat 2014	Istat 2013	Istat 2012

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

In Switzerland

The Group jointly operates with the employees a retirement foundation in Switzerland. The assets and liabilities of the retirement foundation are held separately from the Group. This foundation covers all the employees in Switzerland and provides benefits on a defined contribution basis.

Each employee has a retirement account to which the employee and the Group contribute at a rate set out in the foundation rules based on a percentage of salary. Every year, the foundation decides the level of interest, if any, to apply to retirement accounts based on the agreed policy. At retirement, employees can elect to withdraw all or part of their balances of their retirement account, failing which the retirement account is converted into annuities at pre-defined conversion rates.

Because the foundation Board is expected to eventually pay out all of the foundation’s assets as benefits to employees and former employees, no surplus is deemed to be recoverable by the Group. Similarly, unless the assets are insufficient to cover minimum benefits, the Group does not expect to make any deficit contribution to the foundation.

However, according to IFRS, the foundation has to be classified as a defined benefit plan due to underlying benefit guarantees and has to be accounted for on this basis.

The weighted average duration of the expected benefit payment is approximately 16.99 years.

The Group expects to contribute CHF 139 thousand to this plan in 2016.

The principal assumptions underlying the measurement of the provision concerning the Swiss employees are as follows:

	12.31.2015	12.31.2014	12.31.2013
Discount rate	0.8%	1.10%	2.40%
Inflation rate	1%	1%	1%
Future increase in remuneration	2%	2%	2%
Pension increase rate	0%	0%	0%
Interest credited on pension savings	1.25%	1.75%	1.75%
Conversion rate	6.8%	6.8%	6.8%
Proportion opting for withdrawal Benefit	25%	25%	25%
Retirement age	Men: 65 years Women: 64 years	Men: 65 years Women: 64 years	Men: 65 years Women: 64 years
Mortality table	LPP2015gen	LPP2010gen	LPP2010gen

There are no reimbursement rights included in plan assets. The actual return on plan assets was a gain of €57 thousand (CHF 61 thousand).

5.13.	Current and non-current financial liabilities

Financial liabilities by category

In € thousands	12.31.2015	12.31.2014	12.31.2013
Finance lease obligations	6,062	8,440	7,591
Loans	15,703	18,446	18,226
Total (1)	21,765	26,886	25,817

(1)	Including as at December 31, 2015, €8.9 million guaranteed by equipment, business goodwill or land, and by a mortgage for a building (€10.9 million as at December 31, 2014 and €13 million as at December 31, 2013); the loans amounting to €3.5 million have an OSEO-issued guarantee (€4.5 million as at December 31, 2014 and €5 million as at December 31, 2013. OSEO is now part of the Banque Publique d’Investissement (BPI).

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Financial liabilities by date of maturity

	12.31.2015
In € thousands	<1 year	1-5 years	>5 years	Total
Finance lease obligations	1,705	3,475	882	6,062
Loans	3,854	7,527	4,322	15,703
Total	5,559	11,002	5,204	21,765

	12.31.2014
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,941	4,927	1,572	8,440
Loans	3,967	9,678	4,801	18,446
Total	5,908	14,605	6,373	26,886

	12.31.2013
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,585	4,281	1,725	7,591
Loans	3,873	10,993	3,360	18,226
Total	5,458	15,274	5,085	25,817

Financial liabilities by type of interest rate

In € thousands	average interest rate 2015	12.31.2015	12.31.2014	12.31.2013
Fixed rates	2.67%	15,618	19,943	17,603
Floating rates	1.94%	6,147	6,943	8,214
Total		21,765	26,886	25,817

5.14.	Other current and non-current liabilities

In thousands of euros	12.31.2015	12.31.2014	12.31.2013
Due to former owners of acquired companies (1)	38,155	36,125	29,786
Government subsidies	1,209	1,142	1,691
Other non-current liabilities	39,364	37,267	31,477

Due to former owners of acquired companies (1)	4,223	2,425	2,793
Tax, personnel and social charges	8,938	7,224	3,886
Other (2)	2,577	2,770	2,872
Other current liabilities	15,738	12,419	9,551

(1)	The Group is obligated to pay contingent considerations to the former owners of acquired companies, as defined under each acquisition agreement.

(2)	The other current liabilities include mainly deferred income.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Debt due to former owners of acquired companies

The principal contingent consideration concerns Advanced Accelerator Applications USA, Inc. Contingent consideration included 4 fixed tranches payable in cash and shares of the Company on reaching certain milestones defined in the contract. These milestones are based on different stages of the development of Lutathera. As of December 31, 2015, the first two milestones defined in the contract have been met and paid.

The contingent consideration also includes a variable tranche based on a percentage of future Lutathera worldwide sales. At December 31, 2015, 2014 and 2013, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Future sales of Lutathera: determined using the most recent Group business plans; and

•	Probability of occurrence: 80% at December 31, 2015 (67 % at December 31, 2014 and 2013) for tranches subject to milestones that have not yet been reached. This percentage was reestimated in September 2015 by the Company based on the current stage of the product development; and

•	Discount rate of 10%: this reflects the time value of money and the estimated risks of not realizing the future cash flows.

On this basis, contingent consideration amounted to €33.8 million, €29.8 million, €28.9 million at December 31, 2015, 2014 and 2013 respectively. The resulting finance charge of €3.9 million over the year ended December 31, 2015 is mainly due to the unwinding of the discounting and the exchange rate variation of the US$ to the €; the increase in the liability resulting from the increase of the probability of occurrence from 67% to 80% as the Company has substantially completed Lutathera phase III development at December 31, 2015, was partially offset by the updating of the business plan on future sales of Lutathera. The Company revised the business plan of future sales of Lutathera to take into account some modified assumptions. These consist primarily of a revised sales launch schedule for some countries in Europe compared to the previously assumed one single launch date for all these European countries.

If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €42.2 million at December 31, 2015.

An increase or decrease of 1 percentage point in the discount rate would respectively lead to a decrease of €1.9 million or an increase of €2 million in the contingent consideration liability. An increase or decrease of 5 percentage point in exchange rate used in the calculation would respectively lead to a decrease of €1.1 million or an increase of €1.2 million of the contingent consideration liability. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

On December 18, 2014, the group acquired the remaining 49.9% non-controlling interest in Atreus Pharmaceuticals Corporation. As a result of this acquisition, AAA holds 100% of Atreus Pharmaceuticals Corporation. The consideration to be paid for this acquisition is composed of fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin and of a contingent consideration based on a low single-digit percentage royalties on sales of Annexin for a duration of 10 years following marketing authorization.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

At December 31, 2015, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Regulatory approval obtained in 2019, (assumed in 2018 in the prior years);

•	Future sales of Annexin based on the most recent business plan;

•	Probability of occurrence: 100% for 2016 payments of anniversary and milestone payments, 60% for 2017 and 2018 payments of anniversary and milestone payments and then 30% for further payments of anniversary and milestone payments and of 30% for royalty payments; These percentages were estimated by the Company based on the current stage of product development; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of not realizing future cash flows.

On this basis, contingent consideration amounted to €6.3 million and €6 million at December 31, 2015 and 2014 respectively. Payment made during the year is €0.3 million. The resulting finance charge of €0.6 million over the year is mainly due to the updating of the business plan on future sales of Annexin, updating the probability of occurrence of payments of anniversary and milestone payment and the exchange rate variation of the CA$ to the €. The Company revised the business plan on future sales of Annexin. The changes are primarily due to the fact that a first potential indication for Annexin was replaced with a different, more promising indication. This results in a delayed start of sales with a Marketing Authorization and a higher amount of royalties to pay over the contractually relevant period.

If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €19.7 million at December 31, 2015. An increase or decrease of 1 percentage point in the discount rate would lead to a decrease of €0.5 million or an increase of €0.6 million in the contingent consideration liability, respectively. An increase or decrease of 5 percentage point in the CA$ against the € would lead to a decrease or an increase of €0.3 million in the contingent consideration liability, respectively. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

The remaining debt to former owners of acquired companies of €2,3 million as at December 31, 2015 (€2.7 million as at December 31, 2014 and €3.6 million as at December 31, 2013) comprises €1 million (€2 million as at December 31, 2014) for the acquisition of Cadisa and Barnatron in 2012 and €1.3 million (€0.7 million as at December 31, 2014) for the acquisition of the Steripet business of GE Healthcare S.r.L in Italy in 2014. Payments made during the year is €1 million to former shareholders of Cadisa and Barnatron and €0.2 million for Steripet business of GE Healthcare S.r.L in Italy.

The resulting finance charge is €0.8 million ;

•	€0.8 million related to Steripet business of GE Healthcare S.r.L in Italy mainly due to the updating of the future sales.

•	€0.05 million charge for Cadisa and Barnatron due to unwinding of discounting.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

5.15 Financial assets and liabilities

The fair values and the carrying amounts of financial assets and liabilities are summarized as follows:

12.31.2015
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	53	-	53	53
Derivatives assets	(2)	897	-	-	-	897	897
Total measured at fair value		897	-	53	-	950	950
Not measured at fair value
Trade receivables and other Receivables	(2)	-	23,625	-	-	23,625	23,625
Guarantee deposits	(2)	-	1,459	-	-	1,459	1,459
Cash and cash equivalents	(2)	-	118,886	-	-	118,886	118,886
Total not measured at fair value		-	143,970	-	-	143,970	143,970
Total financial assets		897	143,970	53	-	144,920	144,920
Measured at fair value
Debt due to former owners of acquired companies	(3)	42,378	-	-	-	42,378	42,378
Total measured at fair value		42,378	-	-	-	42,378	42,378
Not measured at fair value
Financial liabilities	(2)	-	-	-	21,765	21,765	22,321
Trade payables	(2)	-	-	-	14,710	14,710	14,710
Total not measured at fair value		-	-	-	36,475	36,475	37,031
Total financial liabilities		42,378	-	-	36,475	78,853	79,409

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

12.31.2014
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	98	-	98	98
Total measured at fair value		-	-	98	-	98	98
Not measured at fair value
Trade receivables and other receivables	(2)	-	20,053	-	-	20,053	20,053
Guarantee deposits	(2)	-	1,861	-	-	1,861	1,861
Cash and cash equivalents	(2)	-	45,096	-	-	45,096	45,096
Total not measured at fair value		-	67,010	-	-	67,010	67,010
Total financial assets		-	67,010	98	-	67,108	67,108
Measured at fair value
Debt due to former owners of acquired companies	(3)	38,550	-	-	-	38,550	38,550
Total measured at fair value		38,550	-	-	-	38,550	38,550
Not measured at fair value
Financial liabilities	(2)	-	-	-	26,886	26,886	27,595
Trade payables	(2)	-	-	-	12,156	12,156	12,156
Total not measured at fair value		-	-	-	39,042	39,042	39,751
Total financial liabilities		38,550	-	-	39,042	77,592	78,301

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

12.31.2013
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	54	-	54	54
Total measured at fair value		-	-	54	-	54	54
Not measured at fair value
Trade receivables and other receivables	(2)	-	16,143	-	-	16,143	16,143
Guarantee deposits	(2)	-	2,282	-	-	2,282	2,282
Cash and cash equivalents	(2)	-	13,610	-	-	13,610	13,610
Total not measured at fair value		-	32,035	-	-	32,035	32,035
Total financial assets		-	32,035	54	-	32,089	32,089
Measured at fair value
Debt due to former owners of acquired companies	(3)	32,579	-	-	-	32,579	32,579
Total measured at fair value		32,579	-	-	-	32,579	32,579
Not measured at fair value
Financial liabilities	(2)	-	-	-	25,817	25,817	26,445
Trade payables	(2)	-	-	-	9,218	9,218	9,218
Total not measured at fair value		-	-	-	35,035	35,035	35,663
Total financial liabilities		32,579	-	-	35,035	67,614	68,242

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

6.	RISK MANAGEMENT

The Group’s organization allows for risks to be identified, assessed and managed at the level of responsibility (subsidiaries, parent company) that best reflects the magnitude of the risk.

Information on the principal risks and their management is communicated to Group management under Group procedures.

Group management has reviewed all risks that could have a significant negative impact on its business, its financial situation and its results, or on its ability to meet its objectives. No specific significant risks were identified other than those outlined below.

The Group is however operating in a rapidly developing environment that gives rise to many risks for the Group, not all of which it can control. The risks and uncertainties outlined below are not all that the Group may face. Other risks and uncertainties of which the Group is currently unaware or which it currently considers negligible, or which could be of a nature to affect all economic players, might also have a negative impact on its business, its financial situation, or its ability to meet its objectives.

6.1.	Business risks

Risk of unsuccessful R&D projects

The Group may be unable to benefit from its R&D expenditure in the event of technical or industrial failure, if developed products do not receive regulatory authorizations, or if the expected commercial success is not achieved. The Group invests heavily in product R&D. Any technical, industrial, regulatory, or commercial difficulties encountered by these products could affect the Group’s growth and profitability. The Group therefore takes great care in choosing and implementing its R&D projects.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

Risk of emerging competitive technologies

The Group may also be confronted by the emergence of new diagnostic techniques, possibly impacting the continued use of certain of its products.

Risks from competition

The Group may not face up to competition effectively. It therefore pays particular attention to market trends, to its knowledge of its competitors, and to the expressed needs of its customers.

Risks from international operations

The Group operates in a number of countries. Many of the risks which the Group faces are specific to the international business environment. These include risks related to unexpected changes or to different legal regimes and regulations in different countries, including commercial, environmental and tax laws and regulations.

Risks from dependence on key personnel

The Group’s success depends to a large extent on contributions from certain key personnel, especially executives and scientific managers. The loss of their services could harm the Group’s competitiveness. The Group therefore attaches special importance to the recruitment, retention and motivation of its personnel.

6.2.	Legal risks

Product liability risk

In general, the manufacture and distribution of diagnostic products presents product liability risks for the Group.

Intellectual property risk

Should the Group be unable to protect its industrial property rights, it could find itself in an uncompetitive position and be unable to maintain its profitability.

6.3.	Market risks

Foreign exchange risk

Changes in exchange rates may affect cash and cash equivalents, sales, results and the Group’s equity.

Its business is generated principally in the "Euro zone” (74.2% of 2015 sales and 77.2% of 2014 sales). Each Group entity’s market is local in nature, which means that revenues and costs are generally in the same currency. The Group’s most significant foreign currency exposures are to the US Dollar, the British Pound Sterling, the Swiss Franc and the Israeli Shekel.

Loans and other financial liabilities are almost exclusively denominated in Euros and are not subject to foreign exchange risk except for debt to former shareholders of acquired companies (accounted for as contingent consideration).

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

In the successfully completed IPO in November 2015, AAA raised US$86.3 million in cash (about US$80,4 million after payment of the Underwriters’ fees). We hedged our near term exposure to variations in the US$/€ exchange rate with two forward contract over a periods of 3 months and 6 months and amounting to US$20 million and US$25 million respectively. The principal objective was to be in a position to protect about 50% of the cash raised (US$45 million of the about US$80 million net IPO proceeds) against an appreciation of the Euro against the US$ and to be able to exchange this amount at the exchange rate at the date of having closed the capital increase related to the IPO. These forward contracts carry no fees and are easy to understand and execute. For the chosen durations and exercise dates AAA has covered completely the downside risk, i.e. the value of the US$ depreciating against the Euro and it also has the option to participate in an appreciation of the US$ of up to about 5%. In these situations AAA is free to either cash in the profit on its position by exchanging US$ against € or do nothing and keep its US$ and possibly close on a new forward contract. If however the US$ appreciates to more than the agreed triggering level it would be for the benefit of the bank and AAA would be obliged to sell its US$ at the exchange rate of the IPO. AAA would thus not have lost money but it had foregone the profit. At December 31, 2015 the two forward contracts had not yet arrived at their exercise dates but their value was positive and AAA accordingly accounted for the upside.

In addition to these two forward contracts the Group also entered into a similar but much smaller contract in its UK subsidiary. This contract also has an exercise period of less than one year.

2015 (in thousands)	Notional Amount in Currency	Notional amount in Euros	Book value in Euros	Fair value in Euros
Over-the-Counter currency options :
British Pound Sterling (GBP)	467	640	9	9
US Dollar (USD)	45,000	41,967	888	888
Total Over-the-Counter currency options		42,607	895	895
Total derivative financial instruments		42,607	895	895

The maturity dates of the derivative instruments held by the Group is less than one year for all the contracts.

These activities are carried out in accordance with the Group’s risk management policies and objectives in areas such as counter-party exposure and hedging practices. Counter parties to these agreements are major international financial institutions with high credit ratings and positions are monitored using market value and sensitivity analyses. The associated credit risk is therefore limited. These agreements generally include the exchange of one currency for a second currency at a future date.

The above table summarises foreign exchange contracts outstanding at year-end. The notional amount of derivatives summarised above represents the gross amount of the contracts and includes transactions which have not yet matured. Therefore the figures do not reflect the Group’s net exposure at year-end. The fair value approximates the costs to settle the outstanding contracts.

Interest rate risk

AAA’s exposure to changes in interest rates is not considered significant. A number of the finance lease contracts are linked to indices such as Euribor and INSEE. Variations in these indices could increase finance costs. The Group's exposure to interest rate risks is presented in 5.13.

Liquidity risk

After comparing its available cash resources at December 31, 2015 to its estimated cash requirements, the Group believes that there is currently no liquidity risk.

The table below presents the undiscounted repayments (principal and interest) of financial liabilities (which exclude current and non-current provisions and deferred tax liabilities) based on outstanding contractual maturities:

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

2015 (in thousands of Euros)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Finance lease obligations	6,062	6,833	1,913	3,900	1,020
Other loans and financial liabilities	15,703	16 923	4,084	8,025	4,814
Trade and other payables	14,710	14,710	14,710	-	-
Tax, personnel and social charges	8,938	8,938	8,938	-	-
Debt due to former owners of acquired companies	42,378	83,716	4,341	13,946	65,429
Total	87,791	131,120	33,986	25,871	71,263

2014 (in thousands of Euros)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Finance lease obligations	8,440	9,585	2,254	5,579	1,752
Other loans and financial liabilities	18,446	20,108	4,365	10,539	5,204
Trade and other payables	12,156	12,156	12,156	-	-
Tax, personnel and social charges	7,224	7,224	7,224	-	-
Debt due to former owners of acquired companies	38,548	78,183	1,490	13,514	63,179
Total	84,814	127,256	27,489	29,632	70,135

2013 (in thousands of Euros)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Financial lease obligations	7,591	8,672	1,810	4,770	2,092
Other loans and financial liabilities	18,226	19,972	4,402	12,093	3,477
Trade and other payables	9,218	9,218	9,218	-	-
Tax, personnel and social charges	3,886	3,886	3,886	-	-
Debt due to former owners of acquired companies	32,579	68,055	1,884	8,665	57,506
Total	71,500	109,803	21,200	25,528	63,075

The Group does not expect that the cash flows included in the maturity analysis will take place significantly earlier or for significantly different amounts (excluding contingent consideration liabilities, see section 5.14 above).

Credit risk

AAA is not significantly exposed to credit risk. A significant part of AAA’s sales are to public hospitals, which represent a very low risk.

Definition of credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers and short-term investments of its surplus cash.

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group’s customer portfolio consists mainly of major international enterprises with significant financial resources. The Group’s customer portfolio consists primarily of several hundred public hospitals and private clinics and some few major international companies in the health care sector. Given this large total number of customer none of our customers individually exposes us to a significant credit risk.

Customer credit risk is managed by each Group entity’s finance department. The Group’s finance department examines overdue trade receivables when reviewing the monthly results. Each significant payment delay is monitored and, if necessary, an action plan is developed.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

A credit review is performed for every new customer depending on its size.

The Group assesses its credit risk at each reporting date. This assessment is based on an individual analysis of each receivable with a risk of non-collection and a provision is recognized representing the best estimate of the probable loss which will be suffered by the Group.

Due to the continuing difficult economic conditions, the Group maintains rigorous monitoring of its trade receivables. However, due to the quality of its customer portfolio, the Group has found no significant increase in overdue receivables.

Investment of surplus cash

The Group limits its exposure to credit risk by investing its funds solely in bank deposits with guaranteed capital repayment and with first-rate banking counterparties.

Given the high quality of its counterparties, the Group does not expect that any counterparty will be unable to meet its obligations.

Equity risk

The Group’s capital management objectives are to maintain the Group’s ability to ensure the continuity of its operations in order to provide returns to shareholders and to maintain an optimal capital structure to minimize the cost of capital.

The Group has always encouraged its employees to invest in the company, in particular within the framework of free share grants and as from 2015 of the stock option plan. As of December 31, 2015, employees, former employees and directors hold 16.49% of the share capital (i.e. 12,955,673) shares out of the total issued share capital of 78,556,211 shares at the reporting date). The total potential dilution from new shares issues as of December 31, 2015 is 6.59% of the share capital, of which 5.94% relates to employees, 0.27% to the Board members and 0.38 % to former owners of acquired companies.

December 31, 2015, 2014 and 2013

Advanced Accelerator Applications S.A.

7.	Consolidation scope

Fully consolidated Group companies are as follows:

Entity	Registered office in	% Interest 2015	% Interest 2014	% Interest 2013
Advanced Accelerator Applications SA	France	Parent Company	Parent Company	Parent Company
Advanced Accelerator Applications Unipessoal Lda	Portugal	100%	100%	100%
Advanced Accelerator Applications Polska sp zoo	Poland	100%	100%	100%
Advanced Accelerator Applications (Italy) Srl	Italy	100%	100%	100%
G.I. Pharma Srl	Italy	100%	100%	100%
Advanced Accelerator Applications International SA	Switzerland	100%	100%	N/A
Advanced Accelerator Applications (Switzerland) SA	Switzerland	100%	100%	100%
Advanced Accelerator Applications GmbH (Ex - Umbra Medical AG)	Germany	100%	100%	50.1%
Advanced Accelerator Applications Ibérica S.L.	Spain	100%	100%	100%
Advanced Accelerator Applications USA, Inc. (Ex - Biosynthema Inc.)	USA	100%	100%	100%
Marshall Isotopes Ltd	Israel	100%	100%	100%
Marshel (R.R) Investments Ltd	Israel	100%	100%	100%
Catalana De Dispensacion	Spain	100%	100%	100%
Barnatron SA	Spain	100%	100%	100%
Advanced Accelerator Applications Canada Inc.	Canada	100%	100%	100%
Atreus Pharmaceuticals Corporation (Merged with Advanced Accelerator Applications Canada Inc.)	Canada	N/A	100%	50.1%
Eifel Property GmbH	Germany	100%	100%	100%
Imaging Equipment Ltd	UK	100%	100%	N/A

8.	Related party disclosures

In conformity with IAS 24, the total remuneration of Group senior executives is disclosed in note 4.2.

The Board of Directors decided to increase the salaries of the three most senior managers of the company as of January 2015 to align them to comparable companies.

AAA have agreed to pay to the Chairman of the Board a €1.0 million cash payment equivalent to 0.2% of the number of the ordinary shares issued and outstanding prior to the offering, multiplied by the public offering price per ordinary share upon the listing of our shares on a public stock exchange. In addition, the Board of Directors in its meeting at September 17, 2015 decided to pay certain members of the management a one-time bonus upon the successful completion of the offering in an amount of €1.2 million (note 4.2).

As of December 31, 2015 no other transaction has been entered into with a member of the Group’s executive bodies or with any of the principal shareholders.

December 31, 2015, 2014 and 2013