Form 20-F
period 2016-12-31
Advanced Accelerator Applications S.A.
filed 2017-03-29
CIK 1611787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 87,952,657 Ordinary Shares, par value €0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                No ☒

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

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Unless the context otherwise indicates or requires, all product names and trade names used in this Annual Report are our trademarks, some of which may be registered in certain jurisdictions. Although we have omitted the “®”and “TM” trademark designations for some of such marks in this Annual Report, all rights to such trademarks are nevertheless reserved.

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

Unless indicated otherwise, all U.S. dollar amounts are converted from Euros at the noon buying rate (as certified by the Federal Reserve Bank of New York) of €1.00=US$1.0552 at December 31, 2016. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Euro since 2011.

We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The financial information contained in this annual report on Form 20-F includes our consolidated financial statements at and for the years ended December 31, 2016, 2015 and 2014, which have been audited by KPMG S.A., independent accountants as stated in their report appearing herein.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2016,” relate to our fiscal year ended on December 31 of that calendar year.

Market Share and Other Information

Market data and certain industry forecast data used in this annual report on Form 20-F were obtained from internal reports and studies, where appropriate, such as the 2016 and 2017 MEDraysintell editions “Nuclear medicine – World Market Report & Directory,” an April 2014 report from Bio-Tech Systems, Inc. and data from published studies by doctors and medical professionals relating to clinical data, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report on Form 20-F.

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

Forward-looking statements appear in a number of places in this annual report on Form 20-F and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report on Form 20-F. These risks and uncertainties include factors relating to:

•	the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and product candidates and the rate and degree of market acceptance of our products and product candidates, including lutetium Lu 177 dotatate (Lutathera®);

•	our ability to successfully commercialize lutetium Lu 177 dotatate (Lutathera®), our Somakit products (NETSPOT® and SomaKit TOC™) and our other product candidates;

•	our ability to secure all necessary authorizations and licenses to manufacture lutetium Lu 177 dotatate (Lutathera®) at our Millburn, NJ production site;

•	our estimates regarding the market opportunity for our existing products, lutetium Lu 177 dotatate (Lutathera®) and our other product candidates;

•	our ability to maintain or expand sales of Gluscan and our other products;

•	the clinical utility of lutetium Lu 177 dotatate (Lutathera®), our Somakit products, Annexin V-128 and our other product candidates;

•	the expected timeline of our completion of the required trial results analysis for lutetium Lu 177 dotatate (Lutathera®) and other product candidates, including clinical trial milestones, analysis of primary endpoints, primary events, anticipated timing for conclusion of data analysis and related events;

•	our ability to identify, develop and advance new targets to create additional product candidates;

•	the expected timeline of our development program for our product candidates, including statements about clinical trials and regulatory milestone dates;

•	our ability to maintain orphan drug status or otherwise gain or maintain other protection from competition for lutetium Lu 177 dotatate (Lutathera®) and our other product candidates;

•	the occurrence of side effects or SAEs caused by or associated with diagnostic and therapeutic products and product candidates;

•	our plans to pursue R&D in connection with our product candidates;

•	the extensive costs, time and uncertainty associated with new product development, including new and existing product development in cooperation with a development partner or partners;

•	our ability to procure adequate quantities of necessary supplies and raw materials, including Lu-177 for lutetium Lu 177 dotatate (Lutathera®), and other chemical compounds that are acceptable for use in our manufacturing processes from our suppliers;

•	our ability to implement our growth strategy, including geographic and manufacturing expansion in the United States;

•	our ability to sustain and create additional sales, marketing and distribution capabilities;

•	our ability to organize timely and safe delivery of our products and product candidates by third parties;

•	problems with the manufacture, quality or performance of our products and product candidates;

•	our belief that our relationships with our industry partners will continue without disruption;

•	our anticipation that we will generate higher sales as we diversify our sales base by increasing the number of products we offer;

•	our intellectual property and licensing position;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to successfully identify, integrate and complete acquisitions and achieve expected synergies, and the reliability and quality of clinical data and products of our acquisition targets;

•	our ability to compete and conduct our business in the future;

•	the impact of geographic and product mix on our total sales and net income (loss);

•	the availability of qualified personnel and our ability to motivate and retain such personnel;

•	changes in commodity costs, labor, distribution and other operating costs, or in our estimates of our decommissioning and decontamination costs;

•	changes in government regulation and tax matters;

•	legislation or regulation in countries where we sell our products and product candidates that affect product pricing, reimbursement, access or distribution channels;

•	fluctuations in inflation and exchange rates in Europe, the United States, and elsewhere;

•	general economic, political, demographic and business conditions in Europe, the United States and elsewhere;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) the foreign court has indirect jurisdiction, based on the connection between the dispute and the court seized, (2) the judgment is not contrary to substantive and procedural international public policy and (3) the judgment is not tainted with fraud. The French court would also require that the U.S. judgment is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.       Offer Statistics

Not applicable.

B.       Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The income statement and statement of financial position data as of and for the years ended December 31, 2016, 2015, and 2014 for AAA are derived from our consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been audited by KPMG S.A., an independent registered public accounting firm, as stated in their report appearing herein. We have derived our income statement and statement of financial position data as of and for the year ended December 31, 2013 and 2012 from our Annual Consolidated Financial Statements not included in this annual report on Form 20-F.

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

	Year Ended December 31,
	2016		2015	2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	115,360	109,325	88,615	69,865	53,806	40,834
Raw materials and consumables used	(27,115)	(25,697)	(18,335)	(14,597)	(9,185)	(6,296)
Personnel costs	(44,006)	(41,704)	(29,520)	(21,089)	(16,265)	(13,259)
Other operating expenses	(56,617)	(53,655)	(44,814)	(35,025)	(24,644)	(22,032)
Other operating income	4,471	4,237	5,841	4,240	3,977	3,560
Depreciation and amortization	(12,665)	(12,002)	(11,321)	(11,993)	(9,545)	(6,495)
Operating loss	(20,572)	(19,496)	(9,534)	(8,599)	(1,856)	(3,688)
Finance income (including changes in fair value of contingent consideration)	8,509	8,064	1,156	582	387	232
Finance costs (including changes in fair value of contingent consideration)	(14,364)	(13,613)	(7,852)	(2,382)	(10,155)	(16,512)
Financial loss	(5,855)	(5,549)	(6,696)	(1,800)	(9,768)	(16,280)
Loss before income taxes	(26,427)	(25,045)	(16,230)	(10,399)	(11,624)	(19,968)
Income taxes	(263)	(249)	(771)	(404)	(1,157)	(536)
Net loss for the period	(26,690)	(25,294)	(17,001)	(10,803)	(12,781)	(20,504)
Attributable to owners of the company	(26,690)	(25,294)	(17,001)	(9,499)	(12,152)	(20,047)
Non-controlling interests			—	(1,304)	(629)	(457)
Loss per share:
Basic (US$ and € per share)	(0.33)	(0.31)	(0.25)	(0.15)	(0.22)	(0.38)
Diluted (US$ and € per share)	(0.33)	(0.31)	(0.25)	(0.15)	(0.22)	(0.38)
Weighted average ordinary shares outstanding used in computing per share amounts
Basic	80,594,980	80,594,980	66,943,481	61,884,911	54,156,067	52,364,094
Diluted	80,594,980	80,594,980	66,943,481	61,884,911	54,156,067	52,364,094

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

	Year Ended December 31,
	2016		2015	2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Consolidated Statements of Financial Position:
Assets
Non-current assets	157,958	149.695	116,985	107,842	103,449	104,613
Goodwill	35,951	34,070	22,662	21,377	21,252	22,285
Other intangible assets	47,512	45,027	31,884	32,410	30,581	33,845
Property, plant and equipment	67,443	63,915	56,332	51,779	49,280	45,762
Financial assets	2,308	2,187	1,512	1,959	2,336	2,721
Other non-current assets	4,159	3,941	4,298	—	—	—
Deferred tax assets	586	555	297	317	—	—
Current assets	283,899	269,048	157,118	78,672	40,028	38,543
Inventories	8,547	8,100	4,105	3,363	2,278	1,833
Trade and other receivables	32,795	31,079	23,625	20,053	16,143	15,537
Other current assets	8,219	7,789	10,502	10,160	7,997	7,107
Cash and cash equivalents	234,339	222,080	118,886	45,096	13,610	14,066
Total assets	441,858	418,743	274,103	186,514	143,477	143,156

Equity and liabilities
Equity attributable to owners of the company	315,991	299,461	169,754	85,187	55,723	58,389
Share capital	9,280	8,795	7,856	6,323	5,415	5,244
Share premium	379,962	360,085	213,982	118,421	76,594	69,650
Reserves and retained earnings	(46,561)	(44,125)	(35,083)	(30,058)	(14,134)	3,542
Net profit/(loss) for the period	(26,690)	(25,294)	(17,001)	(9,499)	(12,152)	(20,047)
Non-controlling interests			—	—	1,360	2,188
Total equity	315,991	299,461	169,754	85,187	57,083	60,577
Non-current liabilities	83,931	79,540	68,341	70,709	62,052	56,447
Non-current provisions	13,427	12,725	9,968	8,011	6,029	5,592
Non-current financial liabilities	12,981	12,302	16,205	20,971	20,359	21,056
Deferred tax liabilities	4,906	4,649	2,804	4,460	4,187	5,386
Other non-current liabilities	52,616	49,864	39,364	37,267	31,477	24,413
Current liabilities	41,935	39,742	36,008	30,618	24,342	26,132
Current provisions	1,198	1,135	—	128	115	300
Current financial liabilities	4,238	4,017	5,560	5,915	5,458	4,012
Trade and other payables	21,230	20,119	14,710	12,156	9,218	9,857
Other current liabilities	15,270	14,471	15,738	12,419	9,551	11,963
Total liabilities	125,866	119,282	104,349	101,327	86,394	82,579
Total Equity and liabilities	441,858	418,743	274,103	186,514	143,477	143,156

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

Other Financial Metrics

	Year Ended December 31,
	2016		2015	2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Adjusted EBITDA(2)	(7,908)	(7,494)	1,787	3,394	7,689	2,807
Adjusted EBITDA margin(3)	(6.9)%	(6.9)%	2.0%	4.9%	14.3%	6.9%

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

(2)	To provide investors with additional information regarding our financial results, we have used Adjusted EBITDA, a financial measure not calculated in accordance with IFRS, within this annual report on Form 20-F. We define Adjusted EBITDA as net income (loss) calculated in accordance with IFRS plus: (i) finance income (including changes in fair value of contingent consideration); (ii) finance costs (including changes in fair value of contingent consideration); (iii) income tax; and (iv) depreciation and amortization.

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

	Year Ended December 31,
	2016		2015	2014	2013	2012
	US$(1)	Euro	Euro	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Net profit/(loss) for the period	(26,690)	(25,294)	(17,001)	(10,803)	(12,781)	(20,504)
Adjustments:
Finance income (including changes in fair value of contingent consideration)	(8,509)	(8,064)	(1,156)	(582)	(387)	(232)
Finance costs (including changes in fair value of contingent consideration)	14,364	13,613	7,852	2382	10,155	16,512
Income taxes	263	249	771	404	1,157	536
Depreciation and amortization	12,665	12,002	11,321	11,993	9,545	6,495
Adjusted EBITDA	(7,908)	(7,494)	1,787	3,394	7,689	2,807
Sales	115,360	109,325	88,615	69,865	53,806	40,834
Adjusted EBITDA margin	(6.9)%	(6.9)%	2.0%	4.9%	14.3%	6.9%

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

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

As of March 24, 2017, the noon buying rate of the Federal Reserve Bank of New York for the Euro was US$1.0810.

	Period-End	Average for Period	Low	High
	US$	US$	US$	US$
	(€ per $)
Year Ended December 31:
2012	1.3186	1.2909	1.2062	1.3463
2013	1.3779	1.3303	1.2774	1.3816
2014	1.2101	1.3210	1.2101	1.3927
2015	1.0859	1.1032	1.0524	1.2015
2016	1.0552	1.1029	1.0375	1.1516

Quarter Ended:
March 31, 2016	1.1390	1.1034	1.0743	1.1390
June 30, 2016	1.1032	1.1295	1.1024	1.1516
September 30, 2016	1.1238	1.1163	1.0968	1.1334
December 31, 2016	1.0552	1.0780	1.0375	1.1212

Month Ended:
October 31, 2016	1.0962	1.1014	1.0866	1.1212
November 30, 2016	1.0578	1.0792	1.0560	1.1121
December 31, 2016	1.0552	1.0545	1.0375	1.0758
January 31, 2017	1.0794	1.0635	1.0416	1.0794
February 28, 2017	1.0618	1.0650	1.0551	1.0802
March 31, 2017(through March 24, 2017)	1.0810	1.0666	1.0514	1.0810

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this annual report on Form 20-F before making an investment decision regarding our securities, including our audited consolidated financial statements and the related notes appearing elsewhere in this annual report on Form 20-F. Our business, financial condition and results of operations could be materially and adversely affected if any of these risks materializes and as a result, the market price of our American Depositary Shares, or ADSs, could decline and you could lose all or part of your investment.

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

We rely heavily upon sales of our most important PET product, Gluscan. Sales from Gluscan comprised 39.8%, 47.5% and 46.8% of our total sales for the years ended December 31, 2016, 2015 and 2014, respectively. If our sales of Gluscan were to decrease significantly, or such sales were substantially or completely displaced in the market, we would lose a significant and material source of our total sales. Gluscan is our branded version of a generic FDG product, which is vulnerable to competition and also a decline in sales as a result of being a generic product. Gluscan faces competition from FDG products from other manufacturers, principally IBA Molecular, as well as larger healthcare companies and local competitors in geographic markets in Europe. See “Item 4. Information on the Company—B. Business Overview—Our Competition.” These competitors may create pressures on the price of, and margin that we are able to earn on, Gluscan, which could reduce our sales.

In addition, if Gluscan or similar products from our competitors were to become the subject of litigation and/or an adverse governmental action requiring us or such competitors, as applicable, to cease sales of Gluscan, such an event could have a material adverse effect on our business, financial condition and results of operations.

We depend heavily on the success of our lead radiotherapeutic product candidate, lutetium Lu 177 dotatate (Lutathera®), which we are developing for the treatment of inoperable progressive midgut NETs. We received a complete response letter from the FDA in response to our lutetium Lu 177 dotatate (Lutathera®) non-disclosure agreement, or NDA, submission. If we are unable to address the issues identified in the complete response letter, we may not obtain regulatory approval for lutetium Lu 177 dotatate (Lutathera®). If we are unable to commercialize lutetium Lu 177 dotatate (Lutathera®), or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of lutetium Lu 177 dotatate (Lutathera®) for the treatment of inoperable progressive midgut NETs. Our ability to generate significant product revenues from sales of lutetium Lu 177 dotatate (Lutathera®) will depend primarily on the successful development and commercialization of lutetium Lu 177 dotatate (Lutathera®), which depend on a number of factors, including:

•	obtaining regulatory approval for lutetium Lu 177 dotatate (Lutathera®) from the Food and Drug Administration in the United States (FDA) and/or European Medicines Agency (EMA);

•	the establishment of an expanded international commercial infrastructure capable of supporting product sales, marketing and distribution of lutetium Lu 177 dotatate (Lutathera®);

•	implementing marketing and distribution relationships with third parties in territories where we do not pursue direct commercialization of lutetium Lu 177 dotatate (Lutathera®);

•	successful negotiation of favorable pricing and reimbursement in the countries which require such negotiation and in which we obtain regulatory approval for lutetium Lu 177 dotatate (Lutathera®);

•	the timing and scope of the commercial launch of lutetium Lu 177 dotatate (Lutathera®);

•	acceptance of lutetium Lu 177 dotatate (Lutathera®) by patients, the medical community and third-party payors; and

•	Lutetium Lu 177 dotatate (Lutathera®)’s ability to effectively compete with other therapies.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize lutetium Lu 177 dotatate (Lutathera®), which would materially harm our business. We received a complete response letter from the FDA in December 2016 identifying deficiencies with our clinical datasets for lutetium Lu 177 dotatate (Lutathera®), among other issues, which we are working on resolving. Obtaining regulatory approval depends on our ability to address these deficiencies satisfactorily (see “—Regulatory and Compliance Risks—In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of lutetium Lu 177 dotatate (Lutathera®)’s NDA).

Our business currently depends on sales of our products in the European Union, our most important geographic market. An adverse market event or deteriorating economic conditions in Europe or the European Union may have a significant impact on our overall sales and could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily upon sales in the European Union, which comprised 91.3%, 91.6% and 90.9% of our total sales for the years ended December 31, 2016, 2015 and 2014, respectively. If our European Union sales were significantly impacted by either material changes to reimbursement regulations or private payor reimbursement in the European jurisdictions in which we operate, other regulatory developments, competition or other factors, this impact could have a material adverse effect on our business, financial condition and results of operations. Since our current PET and SPECT products are not proprietary, we are vulnerable to increased competition in the European PET and SPECT markets, and such competition may result in decreased sales or lower margins for our products.

If we are unable to successfully introduce new products for clinical indications or fail to keep pace with advances in molecular nuclear medicine or medical research or technology, our business, financial condition and results of operations could be adversely affected.

We operate in highly innovative businesses within the molecular nuclear medicine field. We currently rely on sales of Gluscan for a significant portion of our total sales. However, our continued growth depends in large part on our ability to develop and obtain approval of new products and new indications for our products and product candidates. In particular, obtaining EMA marketing authorization and FDA approval for lutetium Lu 177 dotatate (Lutathera®) is critical to our business plan. In addition, FDG products such as Gluscan are likely to face increasing competition from Gallium-labeled products in PET diagnostics that may offer advantages over existing FDG radiopharmaceuticals labeled with SomaKit TOC™ in the EU, for the diagnosis of NET lesions. It will be important for us to successfully develop and obtain marketing authorization for F-18 products. Both SomaKit TOC™ and NETSPOT® (formerly known as Somakit-TATE) are complementary to lutetium Lu 177 dotatate (Lutathera®), an investigational therapy for NETs. We obtained approval in 2016 for our two compounds NETSPOT® and SomaKit TOC™ in the United States and in Europe, respectively. These are diagnostic kits to be labelled with Ga68 for the diagnosis of NET patients. They have the potential to effectively support the use of lutetium Lu 177 dotatate (Lutathera®), our product candidate for the treatment of NET patients. Failure to obtain regulatory approval of lutetium Lu 177 dotatate (Lutathera®) or of any of our other product candidates or approval for additional indications, or failure to advance new formulations of PET, SPECT or other products and product candidates to meet new or changing demand could have a material adverse effect on our business, financial condition and results of operations.

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

We face substantial competition in the commercialization of molecular nuclear medicine products, which may result in others developing or commercializing products before or more successfully than we do.

There are numerous proprietary molecules for molecular nuclear medicine products currently in development by other companies. We may face future competition with respect to our products, any products that we acquire, our current product candidates and any products or product candidates we may seek to develop or commercialize in the future from other pharmaceutical companies and governments, universities and other non-profit research organizations, which are increasingly aware of the commercial value of their research. Our competitors may develop products that are safer, more effective, more convenient or less costly than products that we may develop or market. Our competitors may devote greater resources to market or sell their products, adapt more quickly to new technologies and scientific advances, initiate or withstand substantial price competition more successfully than we can, or more effectively negotiate third-party licensing and collaborative arrangements.

We consider IBA Molecular, in the area of PET and SPECT diagnostics to be our main competitor in the European molecular nuclear medicine market due to its significant know-how, manufacturing capacity and geographic presence. We also face competition in the field of PET diagnostic products from smaller suppliers who operate within specific geographic areas. While these smaller competitors may have more limited manufacturing infrastructure than we do, they may have greater experience than we do or a more established reputation than we do in such areas. We face competition in the field of SPECT diagnostic products from a greater number of SPECT manufacturers than we do in PET, given the more established and widespread use of SPECT imaging. Our competitors in SPECT include both large healthcare companies and smaller diagnostic imaging companies. In the field of molecular nuclear therapy, we face competition from local companies and university hospitals that operate within specific geographic areas. While these competitors may have more limited manufacturing infrastructure than we do, they may have greater experience or a more established reputation in these geographic areas. Each of the above-mentioned competitors, in particular the larger healthcare companies, may have greater resources to devote to manufacturing, marketing or selling products than we do. Any reduction in demand for our products as a result of one or more competing products could lead to reduced sales, reduced margins, reduced levels of profitability or loss of market share for our products.

We commercialize almost all of our products without patent protection. Gluscan and our proprietary products containing 18F-choline and 18F-DOPA (FLUOROCHOL/ AAACholine and DOPAVIEW), are currently not covered by any issued patents. Moreover, the patents covering claims related to lutetium Lu 177 dotatate (Lutathera®) have expired. Without patent protection for these products and product candidates, we currently face competition from generic drug manufacturers and we may be unable to prevent additional generic drug manufacturers from developing, manufacturing or commercializing competing products. In addition, competition for our products may be affected by follow-on products in Europe and the United States and other jurisdictions. The existence of generic products may also result in decreased pricing for our products, which we have experienced in certain geographic areas in relation to Gluscan.

Any or all of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations.

We rely on maintaining orphan drug designation and obtaining market exclusivity for lutetium Lu 177 dotatate (Lutathera®) and our Somakit products. Orphan drug designation may not ensure that we will obtain orphan market exclusivity upon approval in a particular market. In addition, we may not obtain orphan drug market exclusivity if another drug containing the same active moiety is approved first, or we may lose market exclusivity if a later product demonstrates clinical superiority to lutetium Lu 177 dotatate (Lutathera®) or our Somakit products.

Lutetium Lu 177 dotatate (Lutathera®) and our Somakit products have been granted orphan drug designation by the FDA and the EMA. If, our Somakit products or any of our other product candidates that receive orphan drug designation were to lose orphan drug designation, or if 177 Lutetium Dotatate were to fail to obtain orphan drug market exclusivity upon approval, our business, financial condition and results of operations could be materially adversely affected. Obtaining regulatory market exclusivity for lutetium Lu 177 dotatate (Lutathera®) is particularly important due to the expiration of patents covering claims related to lutetium Lu 177 dotatate (Lutathera®).

In the United States, a product candidate with orphan drug designation qualifies for market exclusivity for up to seven years after FDA approval if it is approved for the designated use and no other product containing the same active moiety has existing market exclusivity. Thus, if lutetium Lu 177 dotatate (Lutathera®) is approved in the United States for the indication for which the applicable product has obtained orphan drug designation before any other product containing the same active moiety is approved and obtains market exclusivity, the FDA may not approve another product containing the same active moiety for the same indication during the market exclusivity period unless the second product is demonstrated to be clinically superior to lutetium Lu 177 dotatate (Lutathera®). A product can demonstrate clinical superiority over another product if it is safer, more effective or makes a major contribution to patient care. In addition, a chemically dissimilar product would not be affected by lutetium Lu 177 dotatate (Lutathera®)’s U.S. market exclusivity and could obtain approval and, if designated as an orphan drug, market exclusivity in the United States.

In the European Union, EMA regulations provide market exclusivity for ten years for orphan drugs, subject to certain exceptions, including the demonstration of “clinically relevant superiority” by a similar medicinal product. EMA orphan drug market exclusivity applies to drug products for the same indication but which can be chemically dissimilar. As a result, if lutetium Lu 177 dotatate (Lutathera®) obtains marketing authorization from the EMA before competing therapeutic candidates for the same indication that use the same mechanism of action, the EMA or any other EU national competent authority may not grant marketing authorization to the competing therapeutic candidates for a period of ten years. However, if a competing therapeutic candidate is approved by the EMA before lutetium Lu 177 dotatate (Lutathera®), that drug could end lutetium Lu 177 dotatate (Lutathera®)’s market exclusivity in the European Union by demonstrating clinically relevant superiority. We received marketing authorization for NETSPOT® in the United States in June 2016, which includes a seven year orphan market exclusivity in the United States. We received marketing authorization for SomaKit TOC™ in the European Union in December 2016, which includes a ten year orphan drug designation in the EU. The loss of market exclusivity for lutetium Lu 177 dotatate (Lutathera®), our Somakit products or our other product candidates that we intend to commercialize in the European Union or the United States could have a material adverse effect on our business, financial condition and results of operations.

The commercial success of our molecular nuclear medicine products and product candidates will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payers and others in the medical community.

Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting negative publicity, as well as any other adverse events in the field of molecular nuclear medicine that may occur in the future, could result in a decrease in demand for our products or any product candidates that we may develop. If public perception is influenced by claims that molecular nuclear medicine or specific therapies within molecular nuclear medicine are unsafe, our products or product candidates may not be accepted by the general public or the medical community.

In particular, the continued or future commercial success of Gluscan, lutetium Lu 177 dotatate (Lutathera®) and our other products and product candidates, as applicable, depends and will depend upon, among other things, these products and product candidates gaining and maintaining acceptance by physicians, patients, third-party payers and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If any of our products or product candidates does not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or product candidate or be able to successfully commercialize it. The degree of market acceptance of our products and product candidates will depend on a number of factors, including:

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

In addition, in the European Union, the United States and elsewhere, sales of therapeutic and other pharmaceutical products depend, in part, on the availability of reimbursement from third-party payers, such as governments and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services and they may limit access to radiopharmaceutical products through the use of prior authorizations. Any reimbursement granted may not be maintained, or limits on reimbursement available from third parties may reduce the demand for, or negatively affect the price and profitability, of those products. Third-party payers may pursue aggressive cost cutting initiatives such as comparing the effectiveness, benefits and costs of similar treatments, which could result in lower reimbursement. Policies that decrease reimbursement, or the loss of availability or lack of reimbursement from third-party payers, could harm our ability to successfully commercialize our products and product candidates, including lutetium Lu 177 dotatate (Lutathera®), as well as the demand for our products and product candidates, including lutetium Lu 177 dotatate (Lutathera®), which could have a material adverse effect on our business, financial condition and results of operations.

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

The implementation of, and uncertainty surrounding, the 2010 healthcare reform law in the United States and other healthcare reform measures may adversely affect our business.

Our industry is highly regulated and changes in law may adversely impact our business. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law, which have varying effective dates, may affect us as we seek to expand our presence in the United States and will likely increase certain of our costs. For example, an increase in the Medicaid rebate rate from 15.1% to 23.1% of the average manufacturer price for branded drugs became effective as of January 1, 2010, and the volume of rebated drugs was expanded to include beneficiaries in Medicaid managed care organizations, effective as of March 23, 2010.

The reforms imposed by the new law may significantly impact the pharmaceutical industry; however, the full effects of the healthcare reform law cannot be known until these provisions are implemented and the Centers for Medicare and Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, there likely will be U.S. federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the health care reform law. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017 (the “Budget Resolution”), that authorizes the implementation of legislation that would repeal portions of the health care reform law. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under health care reform law to waive, defer, grant exemptions from, or delay the implementation of any provision of health care reform law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the health care reform law that are repealed. There is no assurance that the health care reform law, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the healthcare reform law was enacted. These changes included aggregate reductions to Medicare payments to providers and suppliers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers and suppliers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws and future healthcare reform laws may result in additional reductions in Medicare and other healthcare funding.

There also have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels in the United States and elsewhere that may affect the healthcare industry. In addition, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. The new U.S. presidential administration and the control of the U.S. Congress by a single political party create additional uncertainty with regard to healthcare regulations and programs. Additional changes could be made to governmental healthcare programs that could significantly impact the success of our products or product candidates. We cannot predict the initiatives that may be adopted in the future but will continue to evaluate trends and changes that may be encouraged by legislation and that may potentially impact our business over time.

Manufacturing Risks

Our molecular nuclear medicine products and product candidates are complex to manufacture and ship, which could cause us to experience delays in product manufacturing or development and resulting delays in sales.

Manufacturing molecular nuclear medicine products and product candidates, especially in large quantities, is complex. The products and product candidates must be made consistently and in compliance with a clearly defined manufacturing process. In Europe, our production sites where we source manufacturing for European Union sales must comply with cGMP. The products and product candidates must also be delivered in accordance with local and international regulations applicable to the delivery of radioactive materials, in the case of our radiolabeled products and product candidates, and pharmaceuticals. Problems may arise during manufacturing for a variety of reasons, including problems with raw materials, equipment malfunctions and failures to follow specific protocols and procedures. In addition, slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage, shipping and quality control testing, may result in lot failures or manufacturing shut-down, delays in the release of product batches, product recalls, spoilage or regulatory action. Such deviations may require us to revise manufacturing processes or change suppliers or delivery mechanisms and may take significant time and resources to resolve. If unresolved, such deviations may affect manufacturing output and could cause us to fail to satisfy customer orders or contractual commitments, lead to a termination of one or more of our contracts, lead to delays in our clinical trials, result in litigation or regulatory action against us or cause the EMA, the FDA or other regulatory bodies to cause us to cease releasing products until the deviations are explained and corrected. The design of the manufacturing and storage processes for our radioactive compounds may not completely eliminate the risk of exposure of our employees and others to radioactive materials and may need to be reworked in order to keep in compliance with national radio-protection laws in the jurisdictions in which we operate.

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

Our molecular nuclear medicine products and product candidates have limited shelf lives that make them susceptible to damage and loss, which could adversely affect our business, financial condition and operating results.

Our PET products, including Gluscan, and our PET product candidates have a shelf life of approximately ten hours, and our therapy product candidates, such as lutetium Lu 177 dotatate (Lutathera®), have a shelf life of approximately three days. These products and product candidates accordingly require production facilities located in close proximity to their final customers and reliable transportation to avoid spoilage, damage and/or loss. The failure of third parties with whom we contract to deliver these products and product candidates within the scope of their limited shelf lives could result in the loss of a given shipment and the sales associated with it. In addition, for those products with radioactive elements, such as our F-18 PET products, any delay in shipment results in a loss of the radioactive dose as a result of radioactive decay, with the risk that the entire useful dose may be lost. Moreover, since each order is made individually or in small batches and delivered with dedicated transportation in compliance with local and international regulations applicable to the delivery of radioactive materials, we do not have readily available replacements to substitute for a lost delivery if circumstances beyond our control, such as delays or problems caused by weather changes or a failure in the transportation system operated by third parties that we hire, prevent the timely delivery of a batch, or if our facilities fail to distribute the ordered batch in a timely fashion in accordance with specifications. If such losses or failures were to occur, we could suffer harm to our reputation and a loss of customers and sales, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are expanding our production facilities with a near-term focus on manufacturing and distribution of lutetium Lu 177 dotatate (Lutathera®) in the United States and modifications to one or more production sites in Europe. Delay or failure to develop production capacity or delays or failures in obtaining regulatory approvals for any new production facilities could limit our ability to expand our sales.

In anticipation of potential FDA approval for lutetium Lu 177 dotatate (Lutathera®), we purchased a Millburn, NJ facility to develop manufacturing capacity and support our commercialization of lutetium Lu 177 dotatate (Lutathera®) in the United States. We intend to start manufacturing operations at the Millburn facility once we receive FDA approval for lutetium Lu 177 dotatate (Lutathera®) and after receiving all necessary authorizations and licenses. We cannot guarantee that we will receive all required authorizations and licenses to start manufacturing. The Millburn, NJ site, and any additional U.S. production site that we may develop, as well as the execution of our plan to expand into the U.S. market for our products, and in particular lutetium Lu 177 dotatate (Lutathera®), will be important to our growth strategy. We also modified our F-18 production site in Zaragoza, Spain in order to enable it to produce lutetium Lu 177 dotatate (Lutathera®).

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

In particular, we have two facilities in Italy, our laboratory near Ivrea and our laboratory in Meldola which are approved by the Agenzia Italiana del Farmaco (the Italian Medicines Agency), or AIFA, to produce lutetium Lu 177 dotatate (Lutathera®), our lead radiotherapeutic product candidate. If either or both sites were to experience a shutdown or otherwise became unable to produce lutetium Lu 177 dotatate (Lutathera®), we also have a production site in Zaragoza, Spain, which could serve as a back-up facility once it is approved for the production of lutetium Lu 177 dotatate (Lutathera®). While we may be able to secure approvals for other sites for the production of lutetium Lu 177 dotatate (Lutathera®) in the future, we cannot assure you that we will be able to do so in a timely manner, as approvals of a facility or facilities in one country may not assure our ability to obtain similar approvals for other facilities or in other countries. In the event that we were to suffer a loss of capacity to produce lutetium Lu 177 dotatate (Lutathera®), and were unable to replace the lost capacity with production from other sites approved to manufacture lutetium Lu 177 dotatate (Lutathera®), our business, financial condition and results of operations could be materially adversely affected.

If we are unable to obtain supplies for the manufacture of Gluscan, lutetium Lu 177 dotatate (Lutathera®) or our other products and product candidates in sufficient quantities and at an acceptable cost, our ability to manufacture Gluscan or lutetium Lu 177 dotatate (Lutathera®) or to manufacture, develop and commercialize our other products and product candidates could be impaired, which could harm our sales, lead to a termination of one or more of our contracts, lead to delays in clinical trials or otherwise harm our business.

We depend on third parties for certain materials and services necessary for the manufacture of Gluscan, lutetium Lu 177 dotatate (Lutathera®) and our other products and product candidates that we do not manufacture in our own facilities. These third parties include suppliers of Lu-177 radioisotope, consumable and vial suppliers, suppliers of certain precursor elements of radiopharmaceuticals and sterility subcontractors. A disruption in the availability of such materials or services from these and other suppliers could require us to qualify and validate alternative suppliers. If we are unable to locate or establish alternative suppliers, our ability to increase or maintain our current manufacturing levels for our products and product candidates could be adversely affected and could harm our sales, cause us to fail to satisfy contractual commitments, lead to the termination of one or more of our contracts or lead to delays in our clinical trials, any of which could be costly to us and otherwise have a material adverse effect on our business, financial condition and results of operations. We have however taken steps to mitigate the risk in particular in the supply of Lu-177 radioisotope, by acquiring the IDB Group in Holland, or IDB, one of the leading producers of this product, at the beginning of January 2016.

Our business, and in particular the production of PET products and product candidates, requires substantial capital, including potential investments in large capital projects, to operate and grow.

Manufacturing and developing PET products, such as Gluscan, SPECT products and our product candidates, such as lutetium Lu 177 dotatate (Lutathera®), is capital-intensive and requires significant investments in manufacturing and distribution infrastructure, R&D and facility maintenance. In order to obtain EMA, FDA and other regulatory approval for product candidates and new indications for existing products, we may be required to enhance the facilities in which, and processes by which, we manufacture existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions and conduct clinical trials. Any enhancements to our production facilities necessary to obtain EMA or FDA approval for product candidates or new indications for existing products could require large capital projects. In addition, if we acquire or build new facilities to manufacture any of our products or product candidates, we would need to obtain regulatory approval for the construction and operation of, and for such manufacturing at any new facility before we could begin marketing such product. We may also undertake capital projects in order to facilitate compliance with cGMP or expand capacity. Capital projects of these types involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot program may cost more or not perform as well, or at all, in full-scale operations. Projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will comply with cGMP, and we may need to spend additional amounts to achieve compliance.

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

Research and Product Development Risks

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates are prolonged or delayed, or if we are required to conduct additional clinical trials for certain of our product candidates, in particular for lutetium Lu 177 dotatate (Lutathera®), we or any industry partners involved in the conduct of such trials may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all.

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

We have completed a Phase 3 clinical trial required for the approval of our lead radiotherapeutic product candidate, lutetium Lu 177 dotatate (Lutathera®). The trial concluded recruitment in February 2015, and we finalized the trial database on September 14, 2015, and after confirming the occurrence of the predefined number of progression events required to conclude the trial to enable conclusive statistical analysis on the primary end-point. We submitted an NDA to the FDA for NETSPOT® which was approved in June 2016, and a MAA to the EMA, for SomaKit TOC™ which was approved in December 2016. NETSPOT® is our diagnostic product to lutetium Lu 177 dotatate (Lutathera®). Our regulatory applications were based on data published by third parties and, in the case of the MAA, our study in the United Kingdom, which supplemented existing published data on product candidates similar to our Somakit products with further information neither of which may be as reliable as data generated from our clinical studies.

In certain cases, obtaining marketing authorization following our trials for specific product candidates, or in the case of our Somakit products, based on existing study data for similar products, depends on satisfactory documentation that is largely controlled by third parties with whom we partner for such product candidates’ European and/or U.S. commercialization or by third parties with whom we have little or no direct involvement and whose documentation we have not independently verified. It is possible that during the review of these applications the FDA and EMA may request additional clinical data or trials.

In connection with our lutetium Lu 177 dotatate (Lutathera®) NDA, we received a complete response letter from the FDA in December 2016 identifying deficiencies with our clinical datasets, among other issues, which we are working on resolving. No additional clinical studies were requested in the complete response letter (see “—Regulatory and Compliance Risks—In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of lutetium Lu 177 dotatate (Lutathera®)’s NDA).

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

We depend in part on the success of lutetium Lu 177 dotatate (Lutathera®), our Somakit products and our other product candidates. Certain of our product candidates are still in clinical and preclinical development. Clinical trials of our product candidates may not be successful. If we are unable to successfully commercialize lutetium Lu 177 dotatate (Lutathera®), our Somakit products and our other product candidates, or experience significant delays in doing so, our business, financial condition and results of operations could be materially adversely affected.

We have invested a significant portion of our efforts and financial resources into the development of lutetium Lu 177 dotatate (Lutathera®), our Somakit products and our other product candidates. While we have already begun generating sales from lutetium Lu 177 dotatate (Lutathera®) in certain countries in Europe on a compassionate use and named patient basis, our ability to continue to generate sales from lutetium Lu 177 dotatate (Lutathera®), our Somakit products and other product candidates will depend heavily on the successful development and eventual commercialization of lutetium Lu 177 dotatate (Lutathera®), our Somakit products and our other product candidates. The success of lutetium Lu 177 dotatate (Lutathera®), our Somakit products and our other product candidates will depend on several factors, including the following:

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

If we or the parties with whom we partner do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize lutetium Lu 177 dotatate (Lutathera®), our Somakit products and our other product candidates, which could materially adversely affect our business, financial condition and results of operations.

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

We anticipate that our expenses will increase as compared to prior periods in connection with seeking approval for our lead radiotherapeutic product candidate, lutetium Lu 177 dotatate (Lutathera®), from the FDA and EMA and building a commercialization infrastructure to support lutetium Lu 177 dotatate (Lutathera®)’s anticipated launch.

As a result of our continued investment in lutetium Lu 177 dotatate (Lutathera®), our expenses will increase due to costs we will incur in connection with responding to EMA and FDA requests as to obtain EMA marketing authorization and FDA approval for lutetium Lu 177 dotatate (Lutathera®) for treatment of progressive midgut NETs in the European Union and the United States, respectively, and as a result of increased headcount, including management personnel, to support our clinical, manufacturing and sales activities. We will incur additional costs in connection with our response to the complete response letter we received from the FDA in December 2016 regarding the lutetium Lu 177 dotatate (Lutathera®) NDA, which identified deficiencies with our clinical datasets, among other issues (see “—Regulatory and Compliance Risks—In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of the lutetium Lu 177 dotatate (Lutathera®)’s NDA). These costs will be in addition to those associated with our expanded infrastructure, increased legal, compliance, accounting and investor and public relations expenses associated with being a public company and increased insurance premiums, among other factors. We are party to agreements, including an acquisition agreement with BioSynthema, that impose royalty, milestone and earn-out payment obligations on us in connection with our achievement of specific clinical, regulatory and commercial milestones with respect to lutetium Lu 177 dotatate (Lutathera®). We are also party to a related license agreement with Mallinckrodt, Inc., or Mallinckrodt, that requires us to pay a royalty payment to Mallinckrodt at a percentage in the low teens of our net sales of lutetium Lu 177 dotatate (Lutathera®) for each quarter until the first quarter of 2020, a letter of agreement with Erasmus University Medical Center, or Erasmus, that requires us to pay Erasmus a low single-digit percentage royalty on net sales of lutetium Lu 177 dotatate (Lutathera®), which is capped based on the number of clinical trials required by the FDA, with a current maximum of €2.0 million (US$2.1 million), and a license and royalty agreement for rights relating to a somatostatin analogue that requires us to pay a low single-digit percentage royalty on net sales of lutetium Lu 177 dotatate (Lutathera®). See “Item 4. Information on the Company—B. Business Overview—Other Contracts” for more information.

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

The data obtained from Phase 1/2 trials we have completed may not be convincing and are not as reliable as late-stage clinical trials that are generally larger and conducted with more statistical rigor. For example, the Phase 1/2 trial for lutetium Lu 177 dotatate (Lutathera®) was not controlled. As a result, the data obtained from the trial are not directly comparable to data from other products or other studies. In addition, because the trial was investigator-initiated, the trial did not have the proper controls or the proper level of homogeneity. The historical data to which we compare our Phase 1/2 results vary in quality and are considered less reliable than other forms of data. These same concerns over reliability and comparability of data may arise in future clinical trials.

The FDA has not asked us to conduct an additional Phase 3 trial of lutetium Lu 177 dotatate (Lutathera®). However, it is possible that the FDA may not consider the results of a single Phase 3 clinical trial of lutetium Lu 177 dotatate (Lutathera®) to be sufficient for the approval of lutetium Lu 177 dotatate (Lutathera®). In general, two adequately designed, powered and well-controlled trials are required to demonstrate effectiveness sufficient for approval of a new drug. For example, the usual threshold level for statistical significance, consisting of a p-value of less than .05, or p<.05, may not be sufficient for approval based on a single study, and a more robust showing of statistical significance may be required. Even with favorable results in the Phase 3 trial of lutetium Lu 177 dotatate (Lutathera®), the FDA may nonetheless require that we conduct additional clinical trials, possibly using a different design. If we are required to conduct an additional Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®) we would incur significant additional clinical trial expenses. In addition, we could be further delayed in obtaining regulatory approval for lutetium Lu 177 dotatate (Lutathera®) and may not be able to quantify the delay, which would impact our commercialization strategy for lutetium Lu 177 dotatate (Lutathera®).

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

In a safety analysis performed in 615 patients in the Phase 1/2 trial for lutetium Lu 177 dotatate (Lutathera®), which we refer to as the Erasmus Study, the most common side effects observed, occurring within 24 hours of administration of the lutetium Lu 177 dotatate (Lutathera®) injection, were transitory alopecia (38% of administrations), nausea (28% of administrations), vomiting (15% of administrations) and abdominal discomfort or pain (16% of administrations). The primary form of toxicity to patients treated with lutetium Lu 177 dotatate (Lutathera®) was hematological, with 13% of the Erasmus Study patients experiencing one or more serious adverse effects, or SAEs.

The Erasmus Phase 1/2 trial continued after the first independent assessment conducted in 2011, and we resumed data collection in 2015 with the objective of including an updated Clinical Study Report in the NDA submission. The second analysis includes follow-up data of the original 615 patients and an additional 599 patients who were enrolled in the study between March 2007 and December 2012. The safety analysis (SAF) dataset consisted of 1,214 patients; 629 (51.8%) experienced an adverse event, and 193 (15.9%) experienced an SAE at least possibly related to the study medication. Those with the highest frequencies were pancytopenia (8.0%), anemia (4.4%), diarrhea (4.7%); death (4.5%); abdominal pain (5.8%), vomiting (3.8%), nausea (3.2%) and thrombocytopenia (3.0%). See “Item 4. Information on the Company—B. Business Overview—Our Product Candidates in Clinical Development—Lead Investigational Therapeutic Candidate—lutetium Lu 177 dotatate (Lutathera®).” There may also be potential long-term toxicity to certain patients’ bone marrow associated with treatment using lutetium Lu 177 dotatate (Lutathera®), with evidence of such toxicity observed in between 1% and 3% of the patients in our Phase 1/2 trial. An accurate assessment of this potential side effect has not yet been completed.

We believe that the safety profile of lutetium Lu 177 dotatate (Lutathera®) in our pivotal Phase 3 trial is consistent with the safety information generated from the Erasmus Study, as the nature of, and percentage of patients experiencing, adverse events in the two trials were similar. The primary form of toxicity to patients treated with lutetium Lu 177 dotatate (Lutathera®) in the Phase 3 trial was hematological, with 9% of the patients in the lutetium Lu 177 dotatate (Lutathera®) arm of the trial experiencing one or more SAEs. See “Item 4. Information on the Company—B. Business Overview—Our Product Candidates in Clinical Development—Lead Investigational Therapeutic Candidate—lutetium Lu 177 dotatate (Lutathera®)—Phase 3 Trial—Initial Safety Analysis.” However, a full safety analysis has yet to be completed and, depending on the results of the complete safety analysis, SAEs or side effects may be observed that could be raised by the EMA, the FDA and other regulatory authorities and could be an impediment to receipt of EMA marketing authorization or FDA approval, or physician or patient acceptance of lutetium Lu 177 dotatate (Lutathera®) or our other product candidates because of concerns related to safety. The full safety analysis report of the NETTER-1 Phase 3 trial was available in the first quarter of 2016 and the clinical study report was finalized in April 2016. In the overall safety population (221 patients), 129 patients (58.4%) experienced treatment emergent adverse events related to treatment (ADR), 95 (86%) in the lutetium Lu 177 dotatate (Lutathera®)arm and 34 (31%) and in the Octreotide LAR arm. There were 683 ADR episodes, 611 for patients in the lutetium Lu 177 dotatate (Lutathera®) arm and 72 for patients in the Octreotide LAR arm. The most frequent ADR episodes in the lutetium Lu 177 dotatate (Lutathera®) are were “nausea” and “vomiting” (125 “nausea” episodes in the lutetium Lu 177 dotatate (Lutathera®) arm vs 4 in the Octreotide LAR arm and 98 “vomiting” episodes in the lutetium Lu 177 dotatate (Lutathera®) arm vs 1 in the Octreotide LAR arm); in the lutetium Lu 177 dotatate (Lutathera®) arm, the majority (about 75%) of these “nausea” and “vomiting” episodes were considered related to the amino acid co-infusion by the Investigators. Safety data are not available from the compassionate use and named patient programs in which lutetium Lu 177 dotatate (Lutathera®) has been used. Our inability to timely market or sell lutetium Lu 177 dotatate (Lutathera®) because of safety concerns or regulatory impediments could have a material adverse effect upon our business, financial condition and results of operations.

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

We maintain liability insurance through a global master program covering our activities for up to approximately €20 million (US$ 21.1 million) in aggregate claims across the principal jurisdictions in which we operate, with varying amounts of coverage in specific jurisdictions depending on the extent of our operations in those jurisdictions and local law.

As of January 2017, our subsidiaries in France, Portugal, Italy, Spain, Poland, Switzerland, the United Kingdom, Germany, the Netherlands and the United States had aggregate annual liability insurance for up to approximately €20 million (US$21.1 million). This amount includes nuclear liability coverage of up to €10 million (US$10.6 million) annually.

In addition to such insurance coverage, we maintain separate insurance coverage for our clinical trials covering our products and services. We believe our insurance coverage and related policy limits are customary for similarly situated companies and adequate to provide us with insurance coverage for foreseeable risks. However any claims against us, regardless of their merit, could be difficult and costly to defend and could result in:

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

Although the clinical trial process is designed to identify and assess potential side effects, it is possible that a product candidate, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

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

Regulatory and Compliance Risks

In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of lutetium Lu 177 dotatate (Lutathera®)’s NDA.

In December 2016, the FDA issued a complete response letter regarding our NDA for lutetium Lu 177 dotatate (Lutathera®). The complete response letter came after the issuance in November of a Discipline Review Letter raising the same issues. The complete response letter referred to issues with the format, traceability, uniformity and completeness relating to the NETTER-1 and Erasmus clinical datasets, which precluded the FDA reviewers from performing the required independent analysis of these clinical studies. In addition, the complete response letter requests subgroup analyses for gender, age and racial subgroups, as well as other stratification factors and important disease characteristics. A safety update on clinical and non-clinical studies was also requested in the complete response letter. Finally, the complete response letter noted that any observations made during inspections of manufacturing facilities supporting the NDA need to be resolved prior to approval of the NDA. No additional clinical studies were requested in the complete response letter.

We cannot guarantee that lutetium Lu 177 dotatate (Lutathera®) will be approved by the FDA and the additional time and effort to respond to the matters raised in the complete response letter will have the effect of delaying the approval and development of lutetium Lu 177 dotatate (Lutathera®).

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

Our product candidates that have obtained, or will obtain, EMA marketing authorization or FDA approval will remain subject to continual review and therefore their approval could be subsequently withdrawn or restricted. We are subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, requirements pertaining to advertising and promotion of our products, requirements to manufacture our products in accordance with cGMP and other post-marketing obligations.

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

Our operations and the administration of certain of our products and product candidates, including lutetium Lu 177 dotatate (Lutathera®), involve the use of hazardous materials, and require us and third parties to comply with complex and stringent regulatory requirements and could expose us to significant potential liabilities.

Our operations involve the use of hazardous materials, including radioactive materials, and may produce dangerous waste products. Accordingly, we, along with the third parties that conduct clinical trials for and manufacture our products and product candidates on our behalf, are subject to numerous local and foreign laws and regulations that govern, among other things, the use, manufacture, distribution, storage, handling, exposure, disposal and recordkeeping with respect to these materials. Third parties who administer our products and product candidates, including lutetium Lu 177 dotatate (Lutathera®), which is generally administered by radiation oncologists, are also subject to such laws and regulations. Compliance with current or future laws and regulations can result in significant costs and we could be subject to substantial fines and penalties and other sanctions in the event of noncompliance. Past inspections of our facilities have noted certain deviations that required corrective and preventative action, though they did not result in any restrictions on our ability to produce or deliver radioactive products, and they did not result in any fines. We must also comply with special regulations relating to radioactive materials administered by national radioactive and pharmaceutical regulatory bodies, such as the Autorité de Sureté Nucléaire (French Nuclear Safety Authority), the Agence Nationale de Sécurité du Médicament et des Produits de Santé (National Security Agency of Medicines and Health Products) and AIFA, as well as similar agencies in the jurisdictions in which we operate. Any related cost or liability might not be fully covered by insurance, could exceed our resources and could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with human health and safety and environmental laws and regulations, which could require us to incur significant costs or result in significant liabilities.

We are subject to a variety of human health and safety and environmental laws and regulations relating to, among other matters, the use, storage, treatment, discharge, transportation, handling and disposal of hazardous wastes and hazardous materials used to manufacture our products, including radioactive materials and gas, permitting and decommissioning and decontamination, or D&D, obligations. As a result of our establishment of a site in Millburn, NJ and our ongoing modifications of our F-18 production site in Zaragoza, Spain, we may be required to obtain permits or other authorizations under such laws, rules and regulations. Authorities in the relevant jurisdictions could, among other sanctions, impose fines, suspend production, alter our manufacturing processes or stop our operations if we do not comply with these laws or regulations. Environmental laws and regulations are becoming increasingly stringent and we may have to incur significant costs to comply with such laws and regulations in the future.

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

As a result of our international operations and commercialization efforts, we are subject to an increased risk of inadvertently conducting activities in a manner that violates the U.S. Foreign Corrupt Practices Act, or FCPA, the UK Bribery Act, or other similar foreign laws which prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. In the course of establishing and expanding our commercial operations and seeking regulatory approvals in the European Union, the United States, and internationally, we will need to establish and expand business relationships with various third parties and will interact more frequently with foreign officials, including regulatory authorities and physicians employed by state-run healthcare institutions who may be deemed to be foreign officials under the FCPA or similar foreign laws. If our business practices are found to be in violation of the FCPA or similar foreign laws, we and our senior management may be subject to significant civil and criminal penalties, potential debarment from public procurement and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Brexit could adversely impact our business, results of operations and financial condition.

On June 23, 2016 the UK voted to leave the EU in a referendum (the “Brexit”). For now, the United Kingdom remains a member of the EU and there will not be an immediate change in either EU or UK law as a consequence of the “leave” vote. EU law does not govern contracts and the United Kingdom is not part of the EU’s monetary union. However, the “leave” vote signals the beginning of a lengthy process under which the terms of the United Kingdom’s withdrawal from, and future relationship with, the EU will be negotiated and legislation to implement the United Kingdom’s withdrawal from the EU will be enacted. The ultimate impact of the “leave” vote will depend on the terms that are negotiated in relation to the United Kingdom’s future relationship with the EU. Although the timetable for UK withdrawal is not at all clear at this stage, it is likely that the withdrawal of the United Kingdom from the EU will take more than two years to be negotiated and conclude.

Brexit could impair our ability to transact business in EU countries. We derived 15.0% of our sales as at December 31, 2016 from the United Kingdom and maintain a presence in the country through our acquisition in February 2014 of IEL, a privately held UK distributor of nuclear medicine products and technologies. We intend to commercialize our Somakit products and lutetium Lu 177 dotatate (Lutathera®) in the United Kingdom as well as in the other EU5 countries (France, Germany, UK, Italy, Spain). Brexit has already and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets and volatility in the value of the Pound Sterling or other currencies, including the Euro. The long-term effects of Brexit will depend in part on any agreements the United Kingdom makes to retain access to EU markets following the United Kingdom’s withdrawal from the EU.

We expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and EU, and may affect our current drug approvals. The EMA is currently based in London and although Brexit is unlikely to have an effect on drugs currently under review, it may lead to a lengthier process in the future and we may need to engage in a separate drug approval process with the UK’s Medical & Healthcare Products Regulatory Agency (MHRA).

Similarly, it is unclear at this time what Brexit’s impact will have on our intellectual property rights and the process for obtaining and defending such rights. It is possible that certain intellectual property rights, such as trademarks, granted by the EU will cease being enforceable in the UK absent special arrangements to the contrary. With regard to existing patent rights, the effect of Brexit should be minimal considering enforceable patent rights are specific to the UK, whether arising out of the European Patent Office or directly through the UK patent office.

Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Intellectual Property, Licensing Dependence and Information Technology Risks

Our lead radiotherapeutic product candidate, lutetium Lu 177 dotatate (Lutathera®), is not covered by any patents and will not be covered by any patents in the time before, during and/or after the period of its commercialization, and our competitors may be able to develop and commercialize similar or identical products, which could adversely affect our ability to successfully commercialize lutetium Lu 177 dotatate (Lutathera®).

The patent rights covering lutetium Lu 177 dotatate (Lutathera®) that are licensed to us have expired. We submitted the NDA to the FDA and the MAA to the EMA for lutetium Lu 177 dotatate (Lutathera®) in April 2016. As a result, if we obtain marketing authorization or FDA approval for lutetium Lu 177 dotatate (Lutathera®) but are not able to maintain regulatory marketing exclusivity through its orphan drug designation or other regulatory measures, we may not be able to exclude competitors from commercializing products similar or identical to ours if such competitors are able to obtain necessary marketing authorizations. The launch of a competing version of one of our products, including lutetium Lu 177 dotatate (Lutathera®) if approved, would likely result in a substantial reduction in the demand for and sales attributable to such product, which could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected if we are unable to gain access to relevant intellectual property rights of third parties, or if our licensing partners terminate our rights to license relevant intellectual property rights.

We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties to protect our technology. We are also party to license agreements with Erasmus and Mallinckrodt for the commercialization of lutetium Lu 177 dotatate (Lutathera®) and a license agreement with Stanford University with respect to Annexin V-128.

We also rely on licenses to intellectual property rights for certain product candidates under development. For more information, see “Item 4. Information on the Company—B. Business Overview—Licensing.”

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

The continuation of a good relationship with our licensing and distribution agreement counterparties and the ability to extend the agreements that we have in place is important to our business prospects. If our counterparties were to terminate their licenses with us or successfully challenge our use of their intellectual property, or if our licenses were to expire prior to the expiration of the rights granted under such licenses, we would be prevented from continuing our use of the relevant technology in clinical trials or, if our products are approved for marketing, from using the relevant technology in products that could be sold commercially. Because of the complexity of our product candidates and the patent rights we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and our licensors. The loss of rights under any such license could preclude us from further developing, manufacturing, commercializing and marketing our products, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on patents and other intellectual property rights to protect certain of our products, product candidates and technologies, the maintenance, enforcement and defense of which may be challenging and costly. Failure to enforce or defend these rights adequately could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for certain of our products and product candidates, including the methods used to manufacture those products and the methods for treating patients using those products, as well as in-licensing such rights. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our products or product candidates in the relevant jurisdiction. Even if our owned and in-licensed patent applications do successfully issue, third parties may challenge their validity, scope, enforceability or ownership, which may result in such patents, or our rights to such patents, being narrowed or invalidated. Furthermore, even if our owned and in-licensed patents and patent applications are unchallenged, they may not adequately protect our intellectual property or prevent others from designing around our claims. For instance, others may be able to make and commercialize compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed. Others may also independently develop similar or alternative products or duplicate any of our technologies without infringing our intellectual property rights. Failure to protect or to obtain, maintain or extend adequate patent protection and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates.

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

There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry, including patent infringement lawsuits, interferences, oppositions, reexaminations, and inter partes review proceedings. Third parties have previously initiated, and may in the future initiate, such proceedings challenging our owned and in-licensed patents. Numerous European and U.S. issued patents and pending patent applications owned by third parties exist in the fields in which we and our collaborators are developing product candidates. As we gain greater visibility and market exposure as a public company, the risk increases that our products, product candidates and other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. We are aware of a U.S. patent owned by a third party that contains claims that could be found to cover our Somakit products. The owner of this patent may allege that our Somakit products infringe its patent rights, including by bringing a patent infringement lawsuit against us, which if successful could materially affect any commercialization of our Somakit products contemplated by us in the United States. There may be other third-party patents or patent applications with claims that may relate to materials, formulations, methods of manufacture or methods of treatment related to the composition, use or manufacture of our products or product candidates. Because patent applications can take many years to issue, patent applications covering our products or product candidates could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products, product candidates or their use. The expiration dates of issued patents can be difficult to determine accurately and may be subject to extensions, which could expose us to the risk of unanticipated patent claims by third parties and delays in the development, manufacture, commercialization or marketing of our products and product candidates. The granting of orphan drug designation in respect of lutetium Lu 177 dotatate (Lutathera®), our Somakit products or any of our other product candidates does not guarantee our freedom to operate and is separate from our risk of possible infringement of third parties’ intellectual property rights.

If a third party were to assert a patent against us, we would potentially be required to challenge the validity of the patent or otherwise seek to license any rights to the patent necessary for the commercialization of our applicable product or product candidate in the relevant jurisdiction. There is no assurance that a court would find the asserted claims to be invalid or that we would be able to obtain a license to any necessary rights on reasonable terms, or at all. If any third-party patents are successfully asserted against us such that they are found to be valid and enforceable and infringed by our products or product candidates, we may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, developing, manufacturing, commercializing or marketing our products or product candidates. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, such results could have a substantial adverse effect on the price of our ordinary shares and our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If we fail in any such dispute, we may be subject to significant liability for damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. In addition to any such damages, we or our licensees may be temporarily or permanently prohibited from developing and commercializing any of our products and product candidates that are held to be infringing unless we obtain a license to such patents, which may not be available on commercially reasonable terms or at all. We might, if possible, also be forced to redesign products so that we no longer infringe the third-party intellectual property rights, which could also be costly and result in substantial delays in the development and commercialization of such products.

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

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents or licenses to patents necessary to develop product candidates and commercialize products. Obtaining and enforcing patents in the radiopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing radiopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act has been recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, our products lutetium Lu 177 dotatate (Lutathera®), Gluscan and our proprietary products 18F-choline and 18F-DOPA are not currently covered by any issued patents or pending patent applications in any jurisdiction, and we rely in part on owned and licensed know-how to maintain our competitive advantage with respect to these products. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to agree to confidentiality provisions in employment agreements with us. Any new employee contract into which we enter contains confidentiality obligations and, for key personnel who will have access to our know-how and/or confidential information, a non-competition clause. We also typically execute confidentiality agreements with third parties before we initiate discussions relating to our know-how or proprietary information. However, trade secrets and/or confidential know-how are difficult to maintain as confidential. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time-consuming and unpredictable. Moreover, the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

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

We rely on third parties, especially CROs, in connection with our preclinical and clinical development of certain product candidates, in particular for lutetium Lu 177 dotatate (Lutathera®). Although we do not exercise control over the day-to-day activities of our CROs, we are responsible for ensuring that our studies are conducted in accordance with applicable regulations and guidelines. In the past, errors made by third parties on which we rely have resulted in delays in our product development, including for lutetium Lu 177 dotatate (Lutathera®). Additionally, if these CROs or other third parties who help facilitate the development of our product candidates were to perform inadequately or to provide data on an untimely basis in their provision of services or conduct of preclinical or clinical activities, or if we were to lose the services of such third parties, the inadequate performance of or loss of such parties’ services could delay, undermine the reliability of, or otherwise negatively impact our preclinical or clinical trials, as well as the prospects for regulatory approval and commercialization of the relevant product candidates that depend upon the successful completion of such trials. The failure of a third party upon whom we depend to adequately provide such services may also result in exposure to liability, regulatory sanction and loss of reputation for us, any of which could have a material adverse effect upon our business, financial condition or results of operations.

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

We have incurred significant accumulated losses to date, in large part due to our investment in and costs relating to our R&D activities and contingent financial liabilities relating to the acquisition of product candidates. Our financial results are significantly impacted by sales estimates of lutetium Lu 177 dotatate (Lutathera®), and, to a lesser extent, by sales estimates of Annexin V-128 and related contingent consideration, licensing and royalty obligation estimates, which are accounted for in our consolidated financial statements as a liability under IFRS rules, and which may increase in the future if our estimates of future lutetium Lu 177 dotatate (Lutathera®) and Annexin V-128 sales increase as well. We experienced a net loss of  €25.3 million (US$26.7 million), €17.0 million (US$17.9 million) and €10.8 million (US$11.4 million) for the years ended December 31, 2016, 2015 and 2014, respectively, and had an accumulated deficit of  €44.1 million (US$46.5 million) as of December 31, 2016. Depending on our level of R&D investment, the number of product candidates we undertake to develop, our sales and forecasts of our royalty obligations, we anticipate incurring continued net losses for the next three or more fiscal years. We also anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to grow our business and develop our product candidates, particularly lutetium Lu 177 dotatate (Lutathera®), while expanding geographically and complying with the requirements of being a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our sales sufficiently to offset these higher expenses. Many of our efforts to generate sales from our product candidates are unproven or have yielded limited sales, and any failure to increase our sales or generate sales from new product candidates could prevent us from attaining profitability. If we are unable to effectively manage these risks and difficulties as we encounter them, we may suffer a material adverse effect on our business, financial condition and results of operations.

We are dependent on the continued service of our senior management team, the loss or diminished performance of any member of which could have a material adverse effect on our business.

Our performance is substantially dependent on our senior management, which includes Stefano Buono, our CEO, Heinz Mäusli, our CFO, Gérard Ber, our COO, and Claude Hariton, our Global Head of R&D. In addition, our success depends upon the continued contributions of our senior and other members of key management, scientific and technical personnel many of whom have substantial experience with us or have been instrumental for us and our molecular nuclear medicine therapy and related technologies.

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

We have identified material weaknesses in our internal control over financial reporting. If the since-implemented internal controls fail to be effective, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act, or SOX, requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the 2016 annual financial statements, our management, including our Chief Executive Officer and Chief Financial Officer, identified material weaknesses in our internal controls over financial reporting. We also identified a larger number of significant deficiencies in our internal controls. As a result of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 (see “Item 15. Controls And Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting”).

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

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and sales, marketing and distribution as we work toward anticipated EMA marketing authorization and FDA approval for lutetium Lu 177 dotatate (Lutathera®), and as we expand our operations into the United States. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

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

Historically, we have financed our acquisitions through a combination of cash and ordinary shares. As of December 31, 2016, we had agreed to issue, pursuant to our acquisition agreement with the former owners of BioSynthema, as contingent consideration, shares having an aggregate market price of up to €4.6 million (US$4.9 million), provided certain conditions are met, at market prices to be determined at the applicable date and to make a total cash payment of €0.75 million (US$0.79 million) based on the same milestone conditions. We completed the acquisition of IDB in January 2016. We financed the initial €20 million (US$21.1 million) purchase price with cash on hand and paid earn-outs (including the settlement of the net financial position at acquisition date) through January 2017 totaling €4.45 million (US$4.7 million).

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

As a French radiopharmaceutical company, we have benefited from certain tax advantages, including the French research tax credit (crédit d’impôt recherche), or the CIR. The CIR is a French tax credit aimed at stimulating R&D. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible R&D expenditures in France and represented income of €1.9 million (US$2.0 million), €4.2 million (US$4.4 million) and €3.3 million (US$3.5 million) in fiscal years 2016, 2015 and 2014, respectively.

The French tax authorities and the French Research and Technology Agency audit us on a regular basis. We were audited for the fiscal years 2007, 2008, 2009, 2011 and 2012 and our CIR benefit determination was not challenged for those periods. We are currently being audited for the fiscal years 2013, 2014 and 2015 by the French tax authorities. The preliminary report established by the assigned CIR expert challenges the eligibility of several of our R&D projects and expenses. The claims include, but are not limited to, not recognizing the required innovativeness of our projects and missing or insufficient documentation. The financial consequences of this audit remain uncertain. With the support of qualified external experts from a company specializing in CIR matters we have reviewed all of our projects and expenses for the period from 2013 to 2016. As a consequence of this review and on the recommendation of these experts, we have taken a provision of €5.1 million in our financial statements closed at December 31, 2016. This provision corresponds to our current best estimate of the CIR amount we may eventually not be able to claim. We may reassess this provision based on our discussion with the fiscal authorities.

Furthermore, the French Parliament may decide to eliminate, or reduce the scope or the rate of, the CIR benefit at any time. These actions could have a material adverse effect on our business, financial condition and results of operations.

Dividends, if any, paid by us to ADS holders who are not U.S. residents for taxation purposes may be subject to French withholding tax at the domestic rate of 30%, regardless of whether these non-U.S.-resident holders are residents of a country that has entered into a double tax treaty with France.

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

We incur portions of our expenses and have sales in currencies other than the Euro, including the UK Pound Sterling, Swiss Franc, U.S. Dollar, Israeli Shekel and Japanese Yen. As a result, we are exposed to foreign currency exchange risk arising from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We do not have any exchange rate hedging arrangements in place except for a forward contract entered into to protect a small part of our U.S. Dollar cash reserves against variations in the exchange rate to the Euro. We may continue using such financial instruments in the future to protect ourselves against currency volatility. Without hedging, for example, an increase in the value of the Euro against the U.S. dollar could be expected to have a negative impact on our sales and earnings growth as U.S. dollar sales and earnings, if any, in the future, would be translated into Euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and gains from the disposition of assets that produce passive income. Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the trading price of the ADSs, we do not believe that we were a PFIC for the year ended at December 31, 2016. However, because PFIC status depends on the composition of our income and assets and the relative fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

We engage in business activities throughout Europe, in the United States and across the world. For the fiscal years ended December 31, 2016, 2015 and 2014, we derived portions of our sales from the following countries: France, Italy, the United Kingdom, Germany, Switzerland, Spain, Portugal, Poland, Israel and the Netherlands, among others. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

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

Risks Relating to the ADSs and Our Ordinary Shares

The market price for the ADSs may be volatile or may decline regardless of our operating performance and you may not be able to resell the ADSs at or above the price at which you acquired them.

The trading prices of the securities of pharmaceutical and biotechnology companies have been highly volatile. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	results from our clinical trials and our ability to commercialize our products;

•	actual or anticipated fluctuations in our sales and other results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow the ADSs or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our ordinary shares or ADSs;

•	lawsuits threatened or filed against us; and

•	investor perceptions of us and the industries in which we operate.

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

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We may require additional capital to finance acquisitions, to complete the clinical study and seek regulatory approval for lutetium Lu 177 dotatate (Lutathera®), development of our Somakit products, Annexin V-128, PSMA-R2 and NeoBOMB1 projects and other therapeutic and diagnostic candidates, expansion of our commercialization network for lutetium Lu 177 dotatate (Lutathera®), and construction of other production sites in the United States to produce lutetium Lu 177 dotatate (Lutathera®), development of an increasing presence within the United States and the recruitment and training of a significant number of employees to be part of our U.S. sales force.

The maintenance and improvement of our business require successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the EMA, the FDA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining EMA, FDA and other regulatory approvals of our products or processes, responding to EMA and FDA comments and successfully marketing an approved product or new product with our new process. To finance these various activities, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations or issue equity on favorable economic terms. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and could have a material adverse effect on our business, financial condition and results of operations.

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

Future sales of our ordinary shares and ADSs by existing shareholders or by us to raise capital or the issuance of ordinary shares upon the exercise of currently outstanding options and warrants could cause the market price of our ordinary shares and ADSs to drop significantly, even if our business is doing well.

Most of our ordinary shares and ADSs are freely tradable. Some of these shares are currently “restricted” securities as a result of securities laws, but may be sold, subject to any applicable volume limitations under federal securities laws with respect to affiliate sales. As such, sales of a substantial number of our ordinary shares or ADSs in the public market could occur at any time. These sales, by us or others, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares or ADSs.

In addition, we have a significant number of shares that are subject to outstanding options and warrants and we have granted rights to acquire free shares pursuant to our Free Share Plans.

We have filed and may file in the future additional registration statements on Form S-8 with the SEC registering a number of ADSs for future issuance under our current and future equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the ordinary shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

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

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in ordinary shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. We are also exempt from Regulation FD, which regulates selective disclosures of material information by issuers. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, even though we submit quarterly interim consolidated financial data to the SEC on Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed, and we do not currently intend to list our ordinary shares, on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. In addition, we are not required to publish quarterly or semiannual financial statements in France. Accordingly, there will be less publicly available information concerning our Company than there would be if we were a U.S. public company.

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

Currently, we comply with the corporate governance listing standards of Nasdaq relating to a majority independent board to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our FPI status in the future, which could result in significant additional cost and expense.

While we currently qualify as a FPI, the determination of FPI status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

In the future, we would lose our FPI status if we fail to meet the requirements necessary to maintain our FPI status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we would lose our FPI status.

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

Transformation into a public company increases our costs and disrupts the regular operations of our business.

Our initial public offering had a significant and transformative effect on us. Our business historically has operated as a privately owned company, and we now incur and expect to continue incurring significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ADSs. We incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased director and officer liability insurance, investor relations expenses and various other costs of a public company.

We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make certain management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit independent board members.

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

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

We were incorporated as a société à responsabilité limitée, or SARL, under the laws of the French Republic on March 4, 2002 and converted into a société anonyme, or S.A., on August 19, 2002. We are registered on the Registry of Commerce and Companies of Bourg-en-Bresse under the number 441 417 110. Our principal executive offices are located at 20 Rue Diesel 01630 Saint Genis Pouilly, France, and our telephone number is +33 (0) 4 50 99 30 70.

Our website is www.adacap.com. The information contained on our website is not a part of this annual report on Form 20-F.

We were founded in 2002 by Stefano Buono, our CEO and a physicist who had previously worked at the European Organization for Nuclear Research, or CERN, with Nobel Physics Prize winner Carlo Rubbia, Paolo Pomé, a private equity firm partner, Gérard Ber, our COO and a pharmacist with more than 30 years’ experience in pharmaceutical and molecular nuclear medicine sales and marketing, and Enrico De Maria, an engineer and the CEO of our Italian subsidiary. In 2003 we constructed our first radiopharmaceutical laboratory in Saint-Genis-Pouilly, Rhône-Alpes, France, the first of six laboratories that we constructed between 2003 and 2009. In December 2004 we obtained our first marketing authorization from Swiss authorities to commercialize Gluscan in Switzerland. We began production of Gluscan at our Saint-Genis-Pouilly site and have since added production sites in France, Germany, Italy, Spain and Portugal.

In December 2008, we acquired Gipharma, an Italian pharmaceutical contract manufacturer for small-volume injectable and freeze-dried solutions, specializing in SPECT radiopharmaceuticals. In 2010 we made an initial equity investment in Atreus Pharmaceuticals Corporation, or Atreus, a development-stage biopharmaceutical company headquartered in Ottawa, Canada, to help progress its lead compound Annexin V-128 into a Phase 1/2 trial for early diagnosis of rheumatoid arthritis. In 2010, we also acquired BioSynthema Inc., or BioSynthema, which specialized in molecular nuclear medicine discovery, and with it lutetium Lu 177 dotatate (Lutathera®), our lead investigational radiotherapeutic product candidate, which we have advanced through a pivotal Phase 3 trial for the treatment of progressive midgut NETs.

In November 2015, we completed our initial public offering pursuant to which we received net proceeds of approximately US$80.4 million after deducting underwriting discounts and commissions and other expenses. We completed a follow-on capital increase which provided net proceeds of approximately US$140 million in October 2016. Together, these capital increases provide additional financing for the expansion of the marketing, manufacturing and commercialization capabilities of lutetium Lu 177 dotatate (Lutathera®), funding clinical trials and other R&D efforts, expanding our manufacturing infrastructure and general corporate purposes.

Over the last several years, we have expanded our existing operations by:

•	acquiring the rights to operate two F-18 radiopharmaceutical production sites in South Germany, which we refer to as the PetNet business acquisition, in May 2016. The first site, located in Erlangen, is wholly owned and operated by our subsidiary AAA Germany GmbH. The second site, located in Munich, remains the property of the University Hospital of Munich (Klinikum der Universität München or KUM), with AAA Germany GmbH responsible for production and commercialization onsite. The Munich contract includes a long-term F-18 in-house supply agreement with the KUM. We also entered into an agreement with Itel Telecomunicazioni Srl (ITEL) to manufacture and commercialize F-18 radiopharmaceuticals for hospitals and imaging centers in selected regions of Southern Italy;

•	acquiring 100% of the shares of IDB Group in January 2016. IDB is a leading manufacturer of Lu-177. IDB produces markets and sells Lu-177 under the brand name LuMark®, which it has established as the leading brand of Lu-177 worldwide. LuMark® is the only Lu-177 product to have received European marketing authorization. We believe that, in line with our vertical integration strategy, acquiring IDB will enable AAA to obtain a reliable supply of Lu-177 for production of lutetium Lu 177 dotatate (Lutathera®), and certain of our future potential product candidates.

•	acquiring a production site in Millburn, NJ in July 2015, to establish manufacturing capacity to support our future commercialization of lutetium Lu 177 dotatate (Lutathera®), in the United States. Upon receipt of FDA approval and all other necessary authorizations and licenses for lutetium Lu 177 dotatate (Lutathera®), we intend to use this site to manufacture and distribute our product to the North American market. This site is currently being used for distribution of NETSPOT® and is preparing to manufacture lutetium Lu 177 dotatate (Lutathera®),for the U.S. Expanded Access Program; and

•	completing private placements in May and June 2015 through which we raised a total of €23.1 million (US$24.4 million), providing additional financing for clinical development of our portfolio of molecular nuclear medicine diagnostic and therapeutic products.

B.       Business Overview

We are an innovative radiopharmaceutical company that develops, produces and commercializes radiolabeled pharmaceuticals and diagnostic nuclear medicines. Our products use trace amounts of radioactive compounds to treat diseases such as cancer or create functional images of organs and lesions. Our lead investigational radiotherapeutic product, lutetium Lu 177 dotatate (Lutathera®) is a novel compound in development for the treatment of neuroendocrine tumors, or NETs, a heterogeneous group of tumors arising from cells of the endocrine and nervous systems. Lutetium Lu 177 dotatate (Lutathera®) is designed to target somatostatin receptor positive NETs. Somatostatin is overexpressed in approximately 80% of NETs. Based on U.S. census data and European Union census data, we estimate the incidence of NETs for the combined populations of the United States and the European Union in 2016 was approximately 48,000. There are currently no approved radiotherapeutic products for the treatment of NETs and a limited number of current therapeutic treatment alternatives, mostly directed at symptom management. In April 2016, following completion of a pivotal Phase 3 trial of lutetium Lu 177 dotatate (Lutathera®) we submitted an NDA to the FDA for the treatment of gastroenteropancreatic NETs, including foregut, midgut, and hindgut NETs in adults. In December 2016, we received a complete response letter from the FDA in connection with our lutetium Lu 177 dotatate (Lutathera®), NDA. The complete response letter referred to deficiencies with our clinical datasets, among other issues, which precluded the FDA reviewers from performing the required independent analysis of our clinical studies. We are working to remediate these issues. We also submitted an MAA to the EMA for lutetium Lu 177 dotatate (Lutathera®) for the same indication in April 2016. In September 2016, we received requests from the EMA for additional clarifications. We are engaged in a review process to address these clarifications. Additionally, the EMA requested to inspect one of our contract research organizations. This inspection has been completed.

We are also developing additional radiopharmaceutical therapeutics and diagnostics and are planning clinical studies to evaluate their efficacy and safety. In addition to our radiolabeled pharmaceuticals portfolio, we have also built a leadership position in nuclear medicine diagnostics in Europe. In June 2016, we gained approval from the FDA for NETSPOT®,a novel, patent-pending, sterile and easy-to-use kit designed to diagnose and monitor the presence of somatostatin-receptor-positive NETs, which we believe will serve to further diversify our leadership position in the accurate diagnosis and treatment of NETs. In August 2016, NETSPOT® was administered to its first patient in the United States. NETSPOT® received Transitional Pass-Through status from the Centers for Medicare and Medicaid Services (CMS) in December 2016 for drug reimbursement and it was recently included in the National Comprehensive Cancer Network, or NCCN, Clinical Practice Guidelines in Oncology update for the evaluation of NETs. In December 2016, the European Commission approved SomaKit TOC™, another product developed to diagnose and monitor the presence of somatostatin-receptor-positive NETs. We believe NETSPOT® and SomaKit TOC™, which we refer to as our Somakit products, will help improve diagnosis and staging of NET patients. We also manufacture and commercialize a broad portfolio of six other diagnostic products, including Gluscan, for a number of clinical indications. Our total sales have grown from €88.6 million (US$93.5 million) for the year ended December 31, 2015 to €109.3 million (US$115.4 million) for the year ended December 31, 2016.

Lutetium Lu 177 dotatate (Lutathera®)— an investigational innovative radiopharmaceutical for the treatment of NETs

Lutetium Lu 177 dotatate (Lutathera®) is an investigational, ready-to-inject solution of a Lu-177-labeled analogue of somatostatin, a hormone that acts as an important regulator of the endocrine system. Lutetium Lu 177 dotatate (Lutathera®)is comprised of a peptide that carries a radioactive isotope within its overall structure, which binds to somatostatin receptors type 2 (sstr2), which are overexpressed by NETs. lutetium Lu 177 dotatate (Lutathera®), or Lutathera® belongs to a class of therapy called Peptide Receptor Radionuclide Therapy, or PRRT, which is an emerging form of treatment for patients with inoperable somatostatin-receptor-positive NETs. Lutetium Lu 177 dotatate (Lutathera®), is the first ever investigational PRRT radiopharmaceutical product to have completed a Phase 3 trial for the treatment of progressive midgut NETs. Lutetium Lu 177 dotatate (Lutathera®) has received orphan drug designation from the EMA and FDA for the treatment of NETs. Many patients with NETs do not exhibit symptoms or their symptoms are unspecific and the correct diagnosis is often delayed. The current standard of care is surgery to remove the tumor for operable NETs. If the tumor has progressed beyond surgical intervention, or if there are a limited number of treatment options to delay progression, somatostatin analogues are used to manage symptoms. Lutetium Lu 177 dotatate (Lutathera®) selectively binds to somatostatin receptors overexpressed by NETs and delivers radiation within the cancer cell to cause tumor death.

In September 2015, we presented the results of our pivotal Phase 3 NETTER-1 trial evaluating lutetium Lu 177 dotatate (Lutathera®) for the treatment of inoperable progressive midgut NETs at the European Society of Molecular Oncology conference. Updated information was also presented at the North American Neuroendocrine Tumor Society conference in October 2015, the Gastrointestinal Cancers Symposium of the American Society for Clinical Oncology in January 2016 and the European Neuroendocrine Tumor Society conference in March 2016, and the American Society for Clinical Oncology and Society of Nuclear Medicine and Molecular Imaging conference in June 2016. The NETTER-1 results were also published in the January 12, 2017 issue of The New England Journal of Medicine. The NETTER-1 trial was a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of lutetium Lu 177 dotatate (Lutathera®) administered in combination with Octreotide LAR 30 mg compared to Octreotide LAR 60 mg alone. lutetium Lu 177 dotatate (Lutathera®) demonstrated a significant improvement in the primary endpoint, assessing progression free survival, or PFS. There were 23 confirmed progression event deaths in the lutetium Lu 177 dotatate (Lutathera®) arm and 68 confirmed progression event deaths in the Octreotide LAR 60 mg arm. The median PFS for the Octreotide LAR 60 mg arm was 8.4 months while the median PFS for the lutetium Lu 177 dotatate (Lutathera®) arm had not yet been reached by the time of the analysis, meaning that more than 50% of the patients in the lutetium Lu 177 dotatate (Lutathera®) arm had survived without any progression event at that time. lutetium Lu 177 dotatate (Lutathera®) is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries and in the United States under an Expanded Access Program. We estimate that over 4,400 doses of lutetium Lu 177 dotatate (Lutathera®), have been provided to over 1,588 patients with NETs in Europe and the U.S. under these programs.

Upon approval, we intend to commercialize lutetium Lu 177 dotatate (Lutathera®) in the United States with a targeted oncology-focused sales force, which we are currently ramping up. We have identified approximately 64 centers in the United States that we believe treat over 80% of midgut NET patients in the United States. Similarly, we have identified approximately 80 centers in the EU5 (France, Germany, Italy, Spain and the United Kingdom) that we believe treat over 80% of midgut NET patients in the EU5. We believe we can efficiently target these centers with a specialty sales force of approximately 25 customer-facing representatives in the U.S. and 40 in the EU5.

We have formulated lutetium Lu 177 dotatate (Lutathera®) with a three-day shelf life, which we believe will enable us to efficiently produce and distribute it in Europe through our European manufacturing and commercialization infrastructure. In the United States, we have opened a production facility in Millburn, New Jersey, that will produce the North American supply of lutetium Lu 177 dotatate (Lutathera®). To further support our production of lutetium Lu 177 dotatate (Lutathera®) and future product candidates, we acquired IDB, a leading manufacturer of Lu-177, in January 2016, providing us with what we believe to be a reliable production source of Lu-177. In May 2016, we increased our production capacity at our Ivrea site in Italy for lutetium Lu 177 dotatate (Lutathera®) production in anticipation of NDA and MAA approvals and ahead of FDA inspections of such facilities. We expect that these sites in Europe and the United States will be sufficient to produce our forecasted global demand for lutetium Lu 177 dotatate (Lutathera®).

In June 2015, we entered into an exclusive distribution and license agreement for lutetium Lu 177 dotatate (Lutathera®) in Japan with FUJIFILM RI Pharma, Co., Ltd., or FRI, a leading in-country distributor of nuclear medicine and diagnostic imaging products. Our agreement calls for FRI to finance and conduct its own bridging study, and then to submit its findings to the applicable regulatory authorities in Japan for approval. We intend to support this process by manufacturing lutetium Lu 177 dotatate (Lutathera®) for FRI’s study and providing supplementary data from our previous clinical trials.

In its December 2016 complete response letter, the FDA identified issues with the format, traceability, uniformity and completeness of our lutetium Lu 177 dotatate (Lutathera®) trial datasets, including the data associated with our NETTER-1 trial. These issues precluded the FDA reviewers from performing the required independent analysis of these clinical studies. In addition, the complete response letter requested subgroup analyses for gender, age and racial subgroups, as well as other stratification factors and important disease characteristics. A safety update on clinical and non-clinical studies, which is already in process, was also requested in the complete response letter. Finally, the complete response letter noted that any observations made during inspections of manufacturing facilities supporting the NDA need to be resolved prior to approval of the NDA. The FDA did not request additional clinical studies in connection with its complete response letter. We are working on our response to the FDA with our contract research organizations to remediate these issues.

Other Nuclear Medicine Therapeutic and Diagnostic Candidates

We are developing 177Lu-PSMA-R2 and 68Ga-PSMA-R2 to treat, image, monitor and stage prostate cancer. 177Lu-PSMA-R2 will be aimed at treating and monitoring prostate cancer and 68Ga-PSMA-R2 will help diagnose and stage the disease. In November 2015, we signed an exclusive license agreement with Johns Hopkins University in Baltimore, Maryland, to develop and market this radiolabeled ligand in prostate cancer. A proof-of-concept study in humans is planned for 2017.

We are developing 177Lu-NeoBOMB1 and 68Ga-NeoBOMB1 to treat various types of cancer, such as gastrointestinal stromal tumors, prostate cancer and breast cancer. NeoBOMB1 is a unique new generation antagonist bombesin analogue targeting GRPR-expressing malignancies. We plan to radiolabel NeoBOMB1 to develop a theragnostic pair: 177Lu-NeoBOMB1 for treatment and 68Ga-NeoBOMB1 for diagnosis. We have signed an exclusive license agreement with Erasmus and Demokritos National Center for Scientific Research to develop NeoBOMB1. We are currently planning three clinical studies in different indications including gastrointestinal stromal tumors, prostate cancer and breast cancer.

Nuclear Medicine Diagnostic Portfolio

We are a leading player in nuclear medicine diagnostics with a portfolio of nine diagnostic positron emission tomography, or PET, and single-photon emission computed tomography, or SPECT, products, including Gluscan®. PET and SPECT are imaging techniques with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. Our leading diagnostic product is Gluscan®, our branded FDG PET imaging agent. Gluscan® assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. We are building on our diagnostics foundation by developing additional diagnostic product candidates to further strengthen our existing portfolio. In June 2016, the FDA approved NETSPOT® for the localization of somatostatin receptor positive NETs in adult and pediatric patients. In August 2016, NETSPOT® was first administered to a patient in the United States. NETSPOT® received Transitional Pass-Through status from CMS in December 2016 for drug reimbursement and it was recently included in the NCCN Clinical Practice Guidelines in Oncology update for the evaluation of NETs.

In December 2016, the European Commission approved SomaKit TOC™ for injection in adult patients with confirmed or suspected well-differentiated gastroenteropancreatic neuroendocrine tumors (GEPNETs). We believe NETSPOT® and SomaKit TOC™, which we refer to as our Somakit products, will serve to provide improved diagnosis of NETs and have the potential to serve as a diagnostic PET products for lutetium Lu 177 dotatate (Lutathera®). We believe that our SomaKit products will offer significant potential improvements compared to the currently approved diagnostic products – improved sensitivity and specificity, reduced radiation exposure of patients, better patient acceptability, time saving procedure for the hospital (2 hours vs. 24 hours), and no radioactive product-related delivery restrictions in its kit form. Both NETSPOT® and SomaKit TOC™ have received orphan drug designation in the European Union and the United States. We partnered with four U.S.-based radiopharmacy companies, Cardinal Health, Inc., Zevacor Pharma, Inc., Triad Isotopes, Inc., and Nuclear Diagnostic Products to establish a network to prepare and deliver ready-to-use NETSPOT® injections to advanced medical imaging sites in key metropolitan areas where high demand is anticipated. We also initiated several Phase 1/2 and Phase 2 clinical trials for Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions, which has potential applications in a broad range of indications such as assessment of rheumatoid arthritis and spondyloarthritis, diagnosis of atherosclerosis and atherosclerosis advanced lesions, and assessment of chemotherapy-induced cardiotoxicity in breast cancer patients.

Our PET production sites are strategically positioned close to our customers. We manufacture a majority of our products at our 19 production sites currently in operation as of December 31, 2016. In May 2016, our subsidiary, AAA Germany GmbH acquired the rights to operate two additional F-18 radiopharmaceutical production sites in south Germany. Our Millburn facility also serves as a distribution center for NETSPOT®. Our PET manufacturing site in Murcia, Spain was also recently opened and approved to commence operations. The global molecular nuclear medicine market, which includes radiopharmaceuticals, was estimated at approximately US$4.3 billion in 2015 (with 92% of sales in diagnostics and 8% of sales in therapeutics) according to MEDraysintell 2016 Edition. While the market is largely concentrated in diagnostics, where we believe we have a leading position in Europe, therapeutics represents a fast-growing field within molecular nuclear medicine. MEDraysintell projects that therapeutic sales may constitute up to US$15.0 billion of total molecular nuclear medicine sales of US$25.0 billion by 2030, representing a compound annual growth rate of 27%.

Our Strengths

•	A late-stage radiopharmaceutical therapeutic candidate targeting foregut, midgut and hindgut NETs: lutetium Lu 177 dotatate (Lutathera®) is an innovative therapeutic candidate with orphan drug status in the United States and the European Union. We believe that lutetium Lu 177 dotatate (Lutathera®), along with the diagnostic agents NETSPOT® and SomaKit TOC™, have the potential to become a new paradigm for the treatment of midgut NETs and of NETs more broadly.

•	Leveraging our leadership position and vertical integration to produce differentiated molecular nuclear medicine products: We have developed significant expertise and established an integrated R&D, manufacturing and commercialization infrastructure to become a leading player in the growing molecular nuclear medicine market. We believe our leading position in molecular nuclear medicine is underpinned by our (i) pan-European presence and future U.S. manufacturing and distribution capabilities, (ii) proximity to our more than 200 principal customers through our PET production facilities, a key advantage given the short half-life of PET and other molecular nuclear medicine products, (iii) scalable and modular manufacturing, (iv) extensive scientific know-how and (v) ongoing interaction with the healthcare field through hospitals, universities and research centers. We have R&D teams based in seven of our production facilities (in addition to our dedicated R&D facility in Nantes, France), which allows them to link practical manufacturing know-how to pipeline product candidate development to maximize the opportunity for commercial success. This arrangement allows us to exploit synergies between manufacturing and R&D and enabled us to advance lutetium Lu 177 dotatate (Lutathera®) with a new formulation targeting midgut NETs soon after we acquired it.

•	Diversified, attractive product candidate development pipeline: We leverage our successful diagnostics business to invest in multiple avenues of growth by developing product candidates across the therapy, PET and SPECT categories of radiopharmaceuticals, including mid- and late-stage product candidates. We seek to leverage diagnostic candidates to improve the efficacy of our therapeutic candidates and improve the standard of care for indications with significant unmet need.

•	Established molecular nuclear medicine platform in a market characterized by significant barriers to entry: Our network of 19 production facilities across Europe, all of which we believe operate in conformity with cGMP, our pan-European platform, our developing U.S. manufacturing and distribution capabilities, our production infrastructure and our proven and reliable logistical capabilities have enabled us to secure significant customer loyalty and establish our position as a partner for global players, such as GE Healthcare and Eli Lilly, for the production of their molecular diagnostic products.

•	Highly qualified and experienced management team with a proven track record of launching innovative products and successfully integrating acquired companies: Our senior management team combines extensive experience in molecular nuclear medicine and our founding members still direct our strategy and development 15 years after our inception. We have successfully acquired businesses and promising product candidates that further leverage our logistical infrastructure, as well as manufacturing facilities to expand our existing network and enable us to enter into new markets.

Our Strategy

•	Obtain approval for lutetium Lu 177 dotatate (Lutathera®) in the United States and Europe: We believe lutetium Lu 177 dotatate (Lutathera®) is a promising therapeutic candidate, initially for progressive midgut NETs, a significant unmet medical need, and potentially for related indications. The FDA and the EMA have historically allowed approval based on a single Phase 3 trial where the trial is well-designed, well-conducted and internally consistent, and provides statistically persuasive efficacy findings such that confirmation of the trial results in a second trial would be ethically or practically impossible. We believe that our Phase 3 trial results will meet this threshold based upon (i) our discussions with the FDA and the EMA regarding the allowance of market access based upon a single trial (if successful), (ii) our Phase 3 trial’s large randomized patient pool, which has allowed us to demonstrate what we believe to be a significant improvement in primary endpoint PFS, as well as improvement in overall survival, compared to the current standard of care, (iii) the current lack of available therapy for patients in lutetium Lu 177 dotatate (Lutathera®)’s targeted indication and (iv) the receipt of Priority Review from the FDA for lutetium Lu 177 dotatate (Lutathera®)’s NDA. We are currently working on our response to the FDA with our contract research organizations to remediate the issues identified in the FDA’s December 2016 complete response letter.

•	Commercialize lutetium Lu 177 dotatate (Lutathera®) in the United States and Europe: We anticipate commencing marketing for lutetium Lu 177 dotatate (Lutathera®) in the United States and EU5 soon after we receive FDA and / or EMA approval. Our commercial leadership team is already in place and we are currently in the early stages of establishing our commercial infrastructure. We intend to contract with select partners to commercialize lutetium Lu 177 dotatate (Lutathera®) outside the U.S. and EU5.

•	Expand access to high value, differentiated radiopharmaceutical and diagnostic nuclear medicine: We aim to broaden our customer base by entering into new manufacturing and licensing agreements in our existing markets, targeting hospitals with which we do not currently have relationships and marketing our diagnostic nuclear medicine products in new markets.

•	Pursue strategic acquisitions: We aim to continue our track record of identifying, acquiring and integrating businesses and assets into our company that we believe hold strategic value to us. We have successfully acquired and integrated seven commercial-stage companies, two development-stage companies, one promising product candidate and three manufacturing facilities since 2009. We expect to continue to target acquisitions that will further build our product pipeline and expand our production capacity and geographic coverage.

•	Leverage our platform to pursue additional strategic partnerships: We plan to explore new opportunities to work with global pharmaceutical companies that would supplement our current production of their diagnostic products and strengthen our business relationships. In addition, we plan to establish important new industry partnerships by: (i) leveraging our manufacturing expertise to in-license additional compounds; (ii) capitalizing on our R&D efforts and healthcare industry connections to strategically out-license our products to others; and (iii) using our expertise in manufacturing diagnostics to explore the potential for working with pharmaceutical companies to develop diagnostics with those companies.

Industry

Molecular nuclear medicine is a medical specialty that involves the use of trace amounts of radioactive substances called radiopharmaceuticals or radiotracers to create functional images of the body and its organs (molecular nuclear diagnostics) and to treat various diseases, such as cancer (molecular nuclear therapeutics). Radiopharmaceuticals injected into patients before a molecular nuclear diagnostic procedure leave a radioactive trace that is detected by special PET and SPECT cameras, which utilize different processes in tandem with computers to provide detailed functional images of the areas of the body being investigated. These images allow physicians to see the body’s internal workings and to analyze its chemical and biological processes.

Nuclear medicine procedures can identify abnormalities very early in the progress of a disease—often before many medical problems become apparent with conventional imaging such as radiological imaging or ultrasound. Diagnostics procedures provide what we believe are significant advantages over traditional diagnostic imaging because they:

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

The global molecular nuclear medicine market was estimated at approximately US$4.3 billion in 2015(with 92% of sales in diagnostics and 8% of sales in therapeutics) according to MEDraysintell 2016 Edition While the market is largely concentrated in diagnostics, where we believe we have a leading position in Europe, therapeutics represents a fast-growing field in molecular nuclear medicine. MEDraysintell projects that therapeutics sales may constitute up to US$15.0 billion of total molecular nuclear medicine sales of US$25.0 billion by 2030, representing a compound annual growth rate of 27% from 2015 to 2030. New indications are increasingly being evaluated for molecular nuclear medicine radiopharmaceuticals, particularly in the diagnosis and treatment of cognitive diseases, which are a growing medical burden across many countries due to the aging global population.

It is estimated that about 48.4 million nuclear medicine procedures took place in 2015 globally. According to the 2016 MEDraysintell report, about 11.8 million procedures were performed in the European Union and about 22.2 million procedures were performed in the United States.

Below is a graph showing the worldwide diagnostic and therapeutic nuclear medicine market between 1990 and 2030.

Source:   MEDraysintell, Nuclear Medicine. World Market Report & Directory, 2016 edition

Therapeutics

Molecular nuclear therapeutics is an innovative therapeutic modality that combines two approaches: tumor targeting and radiation. Tumor targeting allows drugs to selectively enter unhealthy cells due to the affinity between the drug and certain receptors expressed by the diseased cells. The few molecular nuclear therapeutic products registered as of December 31, 2016 are anti-cancer drugs. Unlike traditional chemotherapy drugs, which target both cancerous and healthy cells, this approach can enable a more tailored and effective treatment with minimal side effects. Two types of radiation can be emitted by these products: a gamma ray, used to make SPECT images, or a beta particle, an energetic electron that destroys the DNA of the tumor.

Therapeutics are projected to be a significant long-term growth driver of the molecular nuclear medicine market with an estimated annual growth of 27% between 2015 and 2030, according to MEDraysintell. Therapeutics have the potential to generate high margins as costs for therapeutic products can be reimbursed at a rate of up to 100 times the cost of diagnostic products. Most of the therapeutics products in development are found at smaller companies. We believe that there are currently three notable radiopharmaceutical products in the market:

•	Xofigo®, from Bayer Pharmaceuticals (acquired from Algeta), indicated for the treatment of patients with castration-resistant prostate cancer, symptomatic bone metastases and no known visceral metastatic disease;

•	Zevalin®, from Spectrum Pharmaceuticals, a radiolabeled antibody for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell non-Hodgkin’s lymphoma, including patients with Rituxan refractory follicular NHL; and

•	Bexxar®, from GSK, indicated for the treatment of patients with CD20-positive relapsed or refractory, low grade, follicular or transformed non-Hodgkin’s lymphoma.

Our Product Candidates in Clinical Development

Lead Investigational Therapeutic Candidate — lutetium Lu 177 dotatate (Lutathera®)

Lutetium Lu 177 dotatate (Lutathera®) is a ready-to-inject solution of a Lu-177-labeled analogue of somatostatin, a hormone that acts as an important regulator of the endocrine system. Somatostatin analogues are synthetic versions of this hormone and have been approved for symptomatic treatment of NETs since 1987. Many radiolabeled analogues have been used in past published studies to treat NETs expressing somatostatin receptors. A radiolabeled analogue is a peptide that carries a radioactive isotope such as Lu-177 within its overall structure. Lutetium Lu 177 dotatate (Lutathera®) has three components:

•	the somatostatin analogue Octreotate (the peptide targeting the NET cells);

•	DOTA, a compound able to combine metals (such as Lu-177) into complexes through a ring structure; and

•	Lu-177, a radioisotope.

Lutetium Lu 177 dotatate (Lutathera®) is the first ever PRRT radiopharmaceutical product candidate to have completed a Phase 3 trial for the treatment of progressive midgut NETs. Existing approaches to treatment of progressive midgut NETs, described below, are associated with serious side effects and low-to-moderate efficacy and there are currently no approved radiopharmaceutical treatments available for progressive midgut NETs (a subgroup of all NETs).

Accordingly, we believe that lutetium Lu 177 dotatate (Lutathera®) addresses a significant unmet medical need, a belief supported by the FDA’s grant of Priority Review for lutetium Lu 177 dotatate (Lutathera®) in June 2016. Priority review is assigned to applications for drugs that treat serious conditions and would, if approved, provide significant improvements in the safety or effectiveness of the treatment, diagnosis or prevention of serious conditions. Similarly, lutetium Lu 177 dotatate (Lutathera®) has been granted an Authorization for Temporary Use from the Agence Nationale de Sécurité du Médicament et des Produits de Santé in France in order to facilitate its development and expedite review, as well as provide immediate access to patients while we are in the process of preparing the relevant regulatory submissions in the European Union. We also believe that lutetium Lu 177 dotatate (Lutathera®)’s potential to provide imaging data at the same time as it treats progressive midgut NETs is an improvement towards tailored treatment of patients, as it would allow physicians to monitor each patient’s responsiveness to the therapy throughout the treatment process, should they wish to do so. lutetium Lu 177 dotatate (Lutathera®) has been approved on a compassionate use and named patient basis in ten European countries and in the United States not only for the treatment of midgut NETs, but for all NETs expressing somatostatin receptors (approximately 80% of all NETs).

The table below shows overall incidence of NETs versus all malignant neoplasms.

Source:   Yao et al., One hundred years after “carcinoid”: epidemiology of and prognostic factors for NET in 35,825 cases in the US. J. Clinical Oncology 26:3063-3072; SEER: National Cancer Institute’s Surveillance, Epidemiology and End Results.

The Treatment Opportunity

NETs are rare, heterogeneous tumors originating from dispersed neuroendocrine cells that are distributed throughout the body. The term “neuroendocrine” relates to the ability of these cells to synthesize, store and secrete neuro-hormones, neuro-transmitters or neuro-modulators, which are produced by both the endocrine and the nervous systems. NETs arising in the neuroendocrine cells of the gastroenteropancreatic tract are the second most common type of gastrointestinal malignancy in the United States. It is estimated that approximately two thirds of all NETs are NETs located in the gastroenteropancreatic tract. The age-adjusted incidence rate, representing the number of new cases in the United States for the years 2003 – 2007, for NETs is 5.76 per 100,000 inhabitants, according to data from the National Cancer Institute Surveillance, Epidemiology and End Results (SEER) database, as presented in an article in the Journal of Clinical Endocrinology & Metabolism in 2011. Based on U.S. Census data and European Union census data, we estimate the incidence for NETs for the combined populations of the United States and the European Union in 2016 was approximately 48,000. Midgut NETs, which are those NETs that arise in the small bowel and the first portion of the colon (the midgut), make up approximately 20.47% of patients from the SEER database of all NETs for 2000 – 2007. Based on U.S. Census data and European Union census data, we estimate that the number of patients in the combined populations of the United States and European Union was approximately 9,690 in 2016. According to an article published in the European Journal of Nuclear Medicine and Molecular Imaging, 96% of midgut NETs over-express SSTR2 (which is the target receptor for our diagnostic and therapeutic product candidates). As a result, we estimate, based on U.S. Census data and European Union census data, that approximately 9,300 patients had SSTR2-positive midgut NETs in 2016.

Because midgut NETs are generally slow-growing tumors, the number of existing patients is significantly larger than the yearly incidence number. According to an article published in the Journal of Clinical Oncology in 2008 that analyzes SEER data from 1973 – 2004, we estimate the prevalence of midgut NETs today to be approximately 58,900 patients in total in the United States and the European Union, of which approximately 56,500 over-express SSTR2 receptors. Very limited anti-proliferative treatments are currently available in the midgut NET indication, meaning that lutetium Lu 177 dotatate (Lutathera®) has the potential to be used in treatment of a significant number of midgut NET patients. We believe that, in addition to the incidence of midgut NETs increasing, the number of patients diagnosed with midgut NETs is also increasing due to better diagnostic tools and other factors leading to more frequent identification of these tumors in patients.

As an investigational product candidate designed to treat these tumors, lutetium Lu 177 dotatate (Lutathera®) has received orphan drug designation in the United States and in the European Union from the FDA and the EMA, respectively, for all NETs. In the United States, orphan drugs are defined as drugs that treat diseases or conditions that affect 200,000 or fewer individuals in the country. In the European Union, orphan drugs are defined as medicinal products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five out of 10,000 individuals in the European Union.

We believe that there are significant benefits to orphan drug designation, particularly where, as is the case for lutetium Lu 177 dotatate (Lutathera®) and our Somakit products, product candidates have no or limited patent protection. If EMA marketing authorization and FDA approval are granted to an orphan drug, subject to certain exceptions, the drug will be entitled to up to ten years of marketing exclusivity in the European Union and up to seven years of marketing exclusivity in the United States, respectively, with such protection being independent of the patent status of the drug. However, the registration has been granted for SomaKit TOC™ and NETSPOT® and the associated regulatory exclusivity has been granted for SomaKit TOC™ in the EU and the United States. In addition, if an orphan drug demonstrates compelling results, it may be possible to obtain EMA marketing authorization or FDA approval based on a single pivotal Phase 3 trial, instead of the two pivotal Phase 3 trials generally required for approval by regulatory agencies.

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

Table 1 below, drawn from a study in the Journal of Clinical Oncology, summarizes the published efficacy data from numerous historical studies for treatment of NET patients under various regimens, including the 310 evaluable NET patients that were treated with lutetium Lu 177 dotatate (Lutathera®) between January 2000 and August 2006 in the Erasmus Study. There are two criteria that need to be met in order to meaningfully compare patient populations from different studies: (1) the patient populations must be similar, as is the case below, where the matched subgroup is selected from the Erasmus Study NET patient population treated with lutetium Lu 177 dotatate (Lutathera®) and (2) tumor response rates must be measured by CT or magnetic resonance imaging according to standardized criteria and not solely by physical examination, palpation or biochemical markers. A subgroup of Erasmus patients that met these criteria was used for the comparison shown in Table 1. Where the data for certain responses to particular treatment regimens was insufficiently robust or was not reported (and therefore could not be used for the comparison), the relevant space in the table is marked with a “N/A,” for “not applicable.”

The figures may differ from those reported in other tables within this section that refer to the same Erasmus Study, as those figures were obtained after a separate, retrospective independent data analysis performed in 2011 that analyzed slightly different patient subgroups.

Table 1:   Response to treatments:   Partial Response (PR)/Complete Response (CR), progression-free survival (PFS) and overall survival (OS) of NET patients treated with chemotherapy regimens or with lutetium Lu 177 dotatate (Lutathera®).

Regimen(1)	Type of Tumor(1)	Number of Patients	PR/CR	Median PFS	Median Overall Survival	Study
			(%)	(months)	(months)	(year)
STZ + DOX	NEP	16	6	N/A	N/A	Cheng (1999)
DAC	Carc	56	16	N/A	20	Bukowski (1994)
DAC	Carc	7	14	N/A	N/A	Ritzel (1995)
FU + IFN-α	Carc/NEP	24	21	8	23	Andreyev (1995)
MIT	Carc/NEP	30	7	N/A	16	Neijt (1995)
PAC	Carc/NEP	24	4	3	18	Ansell (2001)
STZ + FU + DOX	NEP	84	39	18	37	Kouvaraki (2004)
DOX + FU	Carc	85	13	5	16	Sun (2005)
STZ + FU	Carc	78	15	5	24	Sun (2005)
IRI + FU	Carc/NEP	20	5	5	15	Ducreux (2006)
OXA + CAP	Well-diff NET	27	30	N/A	40	Bajetta (2007)
lutetium Lu 177 dotatate	Carc/NEP	310	30	32	46	Kwekkeboom (2008)

(1)	STZ, Streptozocin; DOX, Doxorubicin; DAC, Dacarbazine; FU, 5-Fluorouracil; IFN-α Interferon-α; MIT, Mitoxantron; PAC, Paclitaxel; IRI, Irinotecan; OXA, Oxaliplatin; CAP, Capecitabine; Lutate, Lu-177 Dotatate; Carc, carcinoids; NEP, neuroendocrine pancreatic tumors (Kwekkeboom et al., 2008). Dr. Kwekkeboom owned less than 0.016% of our outstanding ordinary shares as of March 2017. Dr. Kwekkeboom became one of our shareholders in 2010 when we acquired BioSynthema. He was previously a BI Shareholder and a portion of the acquisition consideration consisted of newly issued ordinary shares of ours. Dr. Kwekkeboom received his shares as part of the acquisition and he also provides certain consulting services for us on an arm’s length basis.

As shown in Table 1 above, tumor response rates, PFS and overall survival, or OS, time data for lutetium Lu 177 dotatate (Lutathera®) generally compared favorably to other chemotherapeutic drugs. There are limitations on the usefulness of the above data because, in clinical development, a retrospective study (such as the one from which the above table is derived) will review data already available, while a prospective study will generate the data that will be analyzed to support a hypothesis. From a methodological perspective, data from a prospective study is generally considered preferable for the generation of robust data, and sources of error due to confounding factors and bias are more common in retrospective studies than in prospective studies. Nevertheless, we believe that the above data reflects promising potential benefits of treatment with lutetium Lu 177 dotatate (Lutathera®).

Within the field of NET treatment, somatostatin analogues such as Sandostatin®, from Novartis, are used to control certain clinical syndromes (collectively referred to as carcinoid syndrome) such as severe diarrhea and flushing episodes associated with metastatic carcinoid tumors. Most NETs overexpress somatostatin receptors, which are protein receptors within human cells that sense molecules outside of the cell and activate cellular responses to somatostatin, a short-lasting endogenous hormone. Somatostatin is an important regulator of the endocrine system, and somatostatin analogues mimic its activity with more potent inhibition of growth hormone, glucagon and insulin, which are often produced by carcinoid tumors. The presence of the outsized number of these somatostatin receptors in NET cancer cells provides a specific target for nuclear medicine. In 2014, Novartis reported US$1.7 billion of sales of Sandostatin®, its somatostatin analogue treatment for carcinoid syndrome. However, treatment of carcinoid syndrome is distinct from treating metastatic NETs themselves. For treatment of NETs themselves, Ipsen S.A.’s, or Ipsen’s, Somatuline® Depot® (lanreotide) Injection 120 mg, or Somatuline®, was approved by the FDA in December 2014 for the treatment of adult patients with unresectable, well-differentiated or moderately-differentiated, locally advanced or metastatic NETs in the gastroenteropancreatic tract. According to Ipsen, Somatuline® was approved based on a demonstration of improved PFS in Ipsen’s placebo controlled study, which enrolled 204 patients with unresectable, well- or moderately-differentiated (WHO G I-II, Ki-67 <10%), locally advanced or metastatic, non-functioning NETs in the gastroenteropancreatic tract. According to Ipsen, the median PFS in the Somatuline® arm of the study had not been reached at the time of the study’s final analysis, and was therefore determined to be greater than 22 months, while the median PFS in the placebo arm was 16.6 months. The aim of the study, according to an article discussing the study that was published in The New England Journal of Medicine, was to introduce Somatuline® as early as possible in the management of the patients’ condition, since the patients’ tumors were non-functioning (and accordingly mostly asymptomatic) and such patients were potentially in a deferred treatment condition (known as a “wait and see” policy). At baseline, the disease was stable for a total of 96% of the patients in this seven-year study, according to Ipsen.

In the treatment of pNETs, chemotherapeutic agents have become the standard of care. Response rates vary according to tumor aggressiveness but are estimated to be between approximately 30% and 50%. Two targeted therapies have been approved for the second line treatment of progressive non-functioning pNETs, with limited PFS:

•	Afinitor® (everolimus), a mammalian target of the rapamycin (mTOR) inhibitor, was approved by the FDA for the treatment of adult patients with pNETs with unresectable, locally advanced or metastatic disease on the basis of PFS of 11 months observed in Phase 3 trials. In February 2016, it was approved in the United States for the treatment of adult patients with progressive, well-differentiated, non-functional NETs of gastrointestinal or lung origin with unresectable, locally advanced or metastatic disease. We believe that this new Afinitor® indication will have a limited impact on lutetium Lu 177 dotatate (Lutathera®) sales mainly because the positioning of Afinitor treatment is aimed at non-functioning patients whereas lutetium Lu 177 dotatate (Lutathera®) will be for both functioning and non-functioning patients, and the limited PFS demonstrated by Afinitor® in the Radiant 4 trial 11 months PFS for Afinitor® versus 3.9 months for the placebo arm, whereas lutetium Lu 177 dotatate (Lutathera®) has demonstrated a theoretical PFS of 40 months, versus an active comparator arm of 8.4 months with midgut NET patients. Afinitor® is also approved for the treatment of other cancer indications such as HER2-negative breast cancer and renal cell carcinoma. In 2014, Novartis reported €1.4 billion (US$1.5 billion) of sales of Afinitor® in all of its five approved indications. Treatment with Afinitor® may cause severe skin and gastrointestinal disorders, kidney and liver toxicity and bone marrow damage.

•	Sutent® (sunitinib), a multi-targeted receptor tyrosine kinase inhibitor, or RTK, was approved by the FDA and the EMA for the treatment of unresectable or metastatic, well-differentiated pNETs with disease progression in adults on the basis of PFS of 11.4 months observed in Phase 3 trials. Sutent® is also approved for the treatment of gastrointestinal stromal tumors and metastatic renal cell carcinoma. In 2013, Pfizer reported €870.9 million (US$919.0 million) of sales of Sutent® in all of its indications. Treatment with Sutent® may cause severe side effects such as renal failure, heart failure, gastrointestinal disorders, hemorrhages and hematological disorders (e.g., neutropenia, thrombocytopenia, and anemia), which are among its most common adverse drug reactions.

Our Solution: lutetium Lu 177 dotatate (Lutathera®)

In light of the current limited options and effectiveness for treatment of NETs overall and the lack of treatments for progressive midgut NETs specifically, we believe lutetium Lu 177 dotatate (Lutathera®) can meet a significant medical need by potentially improving patient outcomes in the treatment of progressive midgut NETs, as well as other somatostatin-receptor-positive tumors. We acquired the rights to lutetium Lu 177 dotatate (Lutathera®), which was initially developed by BioSynthema under an exclusive worldwide license from Mallinckrodt, as part of our 2010 acquisition of BioSynthema and have reworked it into its current formulation. lutetium Lu 177 dotatate (Lutathera®) treats certain NETs by selectively binding to SSTR2 receptors that are overexpressed in those NET cells. lutetium Lu 177 dotatate (Lutathera®) then destroys NET cells in a targeted fashion by delivering a local emission of high-energy electrons. Because lutetium Lu 177 dotatate (Lutathera®) also emits gamma radiation, we believe it will also function as a disease management tool, as the gamma radiation it emits can be captured with a SPECT camera. We believe this diagnostic potential will allow the treating physician to monitor the efficacy of the treatment concurrently with its administration to the patient, should the physician wish to do so.

Phase 3 Trial

In September 2015, we obtained data from lutetium Lu 177 dotatate (Lutathera®)’s pivotal Phase 3 trial for the treatment of inoperable progressive midgut NETs following an analysis of the data in the trial database that was finalized in September 2015. The Phase 3 trial is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of lutetium Lu 177 dotatate (Lutathera®) (using total cumulative administered radioactivity of 29.6 GBq) combined with Sandostatin® LAR 30 mg intramuscular injections compared to Sandostatin® LAR 60 mg intramuscular injections (referred to by its generic name, Octreotide LAR, in the table below). We administered lutetium Lu 177 dotatate (Lutathera®) every eight weeks to patients with inoperable, progressive, somatostatin-receptor-positive, midgut NETs under Sandostatin® LAR 30 mg. The structure of the trial is represented below:

The trial, which commenced in September 2012, enrolled a total of 229 randomized patients across 36 European sites and 15 American sites, each of whom was assigned to open-label treatment. The primary endpoint of the trial was the assessment of PFS, with additional endpoints assessing objective response rate, overall survival, time to tumor progression, safety and quality of life. A dosimetry, pharmacokinetics and electrocardiography assessment was also conducted in a subset of 20 patients at selected sites to provide a more complete assessment of the safety profile of lutetium Lu 177 dotatate (Lutathera®). The Phase 3 trial concluded recruitment in February 2015, and we finalized the trial database (confirming that all data contained therein is final) after verifying and ensuring incorporation of all trial data, and after confirming the occurrence of the predefined number of progression events required to conclude the trial to enable conclusive statistical analysis. Upon finalizing the trial database in September 2015, we completed an analysis of the trial primary endpoint of PFS. The statistical analysis was performed on the entire patient population, also known as the Intent-To-Treat, or ITT, population, which accordingly did not yet exclude those patients who had significant deviations from the protocol. Patients who had significant deviations from protocol consist of those patients who did not comply sufficiently with the underlying treatment model (for example, by failing to have a CT scan taken in the prescribed window) and thereby impacted the reliability of the observed efficacy or safety profile of the treatment for such patients. As expected, a complete safety and efficacy analysis for the trial was available in the first quarter of 2016, and the clinical study report has been finalized in April 2016. We are currently working with our contract research organizations on remediating the issues identified by the FDA in its December 2016 complete response letter in connection with our lutetium Lu 177 dotatate (Lutathera®) NDA (see “Item 3. Key Information—D. Risk Factors—Regulatory and Compliance Risks—In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of lutetium Lu 177 dotatate (Lutathera®)’s NDA).

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

Efficacy Analysis

In the efficacy analysis that we completed, lutetium Lu 177 dotatate (Lutathera®) demonstrated an improvement in the primary endpoint, assessing PFS. There were 23 confirmed progression event deaths in the lutetium Lu 177 dotatate (Lutathera®) arm and 68 confirmed progression event deaths in the Octreotide LAR 60 mg arm. The median PFS for the Octreotide LAR 60 mg arm was 8.4 months while the median PFS for the lutetium Lu 177 dotatate (Lutathera®) had not yet been reached. Median PFS is calculated as the amount of time after which 50% of patients in a trial arm have progressed, or died, and 50% have survived without any progression event. The improvement in median PFS in the lutetium Lu 177 dotatate (Lutathera®) arm was statistically significant (p <0.0001) with a hazard ratio of 0.21 (95% Confidence Interval (CI): 0.13-0.33). A hazard ratio is a measure of the probability of a patient experiencing death due to a progression event and enables estimates as to the risk of death for a set of patients relative to a study’s control group. The hazard ratio in the Phase 3 study demonstrates a risk reduction of 79% in the likelihood of a death due to a progression event for patients treated with lutetium Lu 177 dotatate (Lutathera®) and Octreotide LAR together versus a treatment with a double-dose of Octreotide LAR (the control group).

As shown in Table 9 below, at the time of the analysis of the primary end-point in the Phase 3 study, the Octreotide LAR arm had already demonstrated a median PFS of 8.4 months. Patients in the lutetium Lu 177 dotatate (Lutathera®) arm, however, did not experience an aggregate number of progression events sufficient to result in a median PFS, meaning that more than 50% of the patients in the lutetium Lu 177 dotatate (Lutathera®) arm had survived without any progression event as of the conclusion of the study.

Table 9:   Kaplan-Meier function for Progression Free Survival in the NETTER-1 study: Final analysis.

Within the evaluable patient dataset for tumor responses at the time of the analysis of the primary end-point consisting of 201 patients, the objective response rate, or ORR, based upon the number of complete tumoral responses, or CR, and partial tumoral responses, or PR, was 18 (18%) in the lutetium Lu 177 dotatate (Lutathera®) arm and 3 (3%) in the Octreotide LAR 60 mg arm. This improvement was statistically significant (p=0.0008), with a p-value much lower, and therefore more robust, than the usually accepted threshold of p<0.05. Table 10 below shows the range of tumoral responses for each arm of the trial.

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

At the time of the analysis prior to finalizing the clinical study report for the submission to the FDA and the EMA, the number of deaths was 14 in the lutetium Lu 177 dotatate (Lutathera®) arm and 26 in the Octreotide LAR 60 mg arm (p=0.004 at interim analysis) with a hazard ratio of 0.40 (95% CI: 0.21 – 0.77), which suggests an improvement in OS.

Table 11:   Kaplan-Meier function for Overall Survival in the NETTER-1 study: Interim analysis.

Initial Safety Analysis

The safety profile for lutetium Lu 177 dotatate (Lutathera®) that we initially observed in the study was consistent with that observed in the Phase I-II Erasmus Study. A complete analysis of the safety profile was available in April 2016. The total number of patients experiencing adverse events in each arm is shown in Table 12 below. Adverse events are any undesired harmful effect resulting from a medication or other interventions related to the use of a medicinal product, such as significant change in the blood cell count or another physiological parameter. In the Phase 3 trial, a number of these adverse events consisted of vomiting and nausea related to the use of an amino acid co-injection that was administered alongside lutetium Lu 177 dotatate (Lutathera®) to help protect against renal injury from exposure to the treatment. We are considering cGMP manufacturing of, and obtaining marketing authorization for, an amino acid co-injection that we believe is significantly improved and which we believe will reduce the number of events of vomiting and nausea in lutetium Lu 177 dotatate (Lutathera®) patients when co-injected, while continuing to help protect patients against renal injury. We believe this improved amino acid co-injection formulation is eligible for orphan drug designation in the United States and European Union and we plan to file a MAA and an NDA with the EMA and FDA, respectively, as soon as sufficient data are gathered.

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

The SAEs reported in the lutetium Lu 177 dotatate (Lutathera®) arm that were related to treatment are presented in Table 14 below.

Table 14:   Serious adverse events reported in the lutetium Lu 177 dotatate (Lutathera®) arm that were related to treatment.

SAE
Blood & lymphatic system
Lymphocytopenia	3
Thrombocytopenia	1
Neutropenia	1
Pancytopenia	1
Bicytopenia	1
Renal & urinary disorders
Acute kidney injury	2
Renal failure	1
Vascular disorders
Portal hypertension	1

The adverse events reported in the Phase 3 study are presented in the following Table:

Table 15:   Percentages and grading of adverse events reported in at least 10% of patients treated with lutetium Lu 177 dotatate (Lutathera®) vs patients receiving Octreotide LAR 60 mg (SAF dataset, n=221).

	177Lu-Dotatate (n=111)		Octreotide LAR 60 mg (n=110)
System Organ Class/ Preferred Term	All grades	Grade 3-4	All grades	Grades 3-4
	%	%	%	%
Gastrointestinal disorders
Nausea	59%	4%	12%	2%
Vomiting	47%	7%	10%	0%
Diarrhea	29%	3%	19%	2%
Abdominal pain	26%	3%	26%	5%
Abdominal distension	13%	0%	14%	0%
General disorders & administration site conditions
Fatigue / asthenia	40%	2%	25%	2%
Edema peripheral	14%	0%	7%	0%
Blood and lymphatic system disorders
Thrombocytopenia	25%	2%	1%	0%
Lymphopenia	18%	9%	2%	0%
Anemia	14%	0%	5%	0%
Leukopenia	10%	1%	1%	0%
Neutropenia	5%	1%	1%	0%
Musculoskeletal & connective tissue disorders
Musculoskeletal pain	29%	2%	20%	1%
Metabolism & nutrition disorders
Decreased appetite	18%	0%	8%	3%
Nervous system disorders
Headache	16%	0%	5%	0%
Vascular disorders
Dizziness	11%	0%	5%	0%
Flushing	13%	1%	9%	0%
Skin & subcutaneous tissue disorders
Alopecia	11%	0%	2%	0%
Respiratory, thoracic & mediastinal disorders
Cough	11%	0%	5%	0%

In the overall safety dataset population (221 patients), 129 patients (58.4%) experienced treatment emergent adverse events related to treatment (ADR), 95 (86%) in the lutetium Lu 177 dotatate (Lutathera®) arm and 34 (31%) and in the Octreotide LAR arm. There were 683 ADR episodes, 611 for patients in the lutetium Lu 177 dotatate (Lutathera®) arm and 72 for patients in the Octreotide LAR arm. The most frequent ADR episodes in the lutetium Lu 177 dotatate (Lutathera®) are were “nausea” and “vomiting” (125 “nausea” episodes in the lutetium Lu 177 dotatate (Lutathera®) arm vs 4 in the Octreotide LAR arm and 98 “vomiting” episodes in the lutetium Lu 177 dotatate (Lutathera®) arm vs 1 in the Octreotide LAR arm); in the lutetium Lu 177 dotatate (Lutathera®) arm, the majority (about 75%) of these “nausea” and “vomiting” episodes were considered related to the amino acid co-infusion by the Investigators.

The treatment exposure to lutetium Lu 177 dotatate (Lutathera®) was assessed in all patients. The patients who have not received the full treatment have either progressed or withdrawn from the study, and therefore their treatment was interrupted. Most of the patients (74%) received a full lutetium Lu 177 dotatate (Lutathera®) treatment (four administrations of 200 millicuries, or mCi, a standard radiation measurement, once every eight weeks, for a total dose of 800 mCi). Table 16 below presents the exposure data.

Table 16:   lutetium Lu 177 dotatate (Lutathera®) dose exposure (n=111).

Nb of Patients
Drug exposure, n (%)
600 - 800 mCi	82 (74%)
400 – 600 mCi	10 (9%)
200 – 400 mCi	11 (10%)
200 mCi	3 (3%)
Not recorded	5 (5%)
Number of administrations, n (%)
4	79 (71%)
3	12 (11%)
2	13 (12%)
1	6 (5%)
0	1 (1%)

During treatment with lutetium Lu 177 dotatate (Lutathera®), a dose reduction can be performed within the frame of the Dose Modifying Toxicity, or DMT, scheme, a set of guidelines to address toxicity directly related to the amount of treatment administered, and which requires a 50% dose reduction in case of certain adverse events, primarily Grade 2 events for blood platelet count, or Grade 3 or 4 hematological toxicity or any other Grade 3 or 4 toxicity. These toxicity events are of particular concern due to their impact on an oncology product’s safety for patients. The DMT scheme may also apply if the administration of lutetium Lu 177 dotatate (Lutathera®) is thought to severely and clinically significantly worsen the applicable patient’s lymphocyte count and liver function. During the Phase 3 trial, the dose had to be reduced for toxicity events in six patients, or 5% of the 111 treated patients.

Preliminary Findings

We submitted the NDA to the FDA and the MAA to the EMA for lutetium Lu 177 dotatate (Lutathera®) in April 2016. In response to a complete response letter issued by the FDA in connection with our NDA, we must revise our data format and resolve the issues identified, which has delayed the approval of lutetium Lu 177 dotatate (Lutathera®) (see “Item 3. Key Information—D. Risk Factors—Regulatory and Compliance Risks—In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of lutetium Lu 177 dotatate (Lutathera®)’s NDA).

Commercialization Plans for lutetium Lu 177 dotatate (Lutathera®)

We intend to commercialize lutetium Lu 177 dotatate (Lutathera®) with our own sales force in the United States, as well as in the EU5. Because midgut NET is an orphan indication with a limited number of available treatment options, patient populations are often highly organized, including through the formation of patient advocacy groups, which may facilitate our identification of and access to patients. The midgut NET indication’s orphan disease designation also means that treatment trends are heavily influenced by key opinion leaders located in a limited number of centers of excellence. We have identified approximately 64 nuclear medicine centers in the United States that we believe treat over 80% of midgut NET patients in the United States. Similarly, we have identified approximately 80 nuclear medicine centers in the EU5 that we believe treat over 80% of midgut NET patients in the EU5. We believe we can efficiently target these nuclear medicine centers with a specialty sales force of approximately 25 customer facing representatives in the United States and 40 in the EU5. Our commercial leadership team is already in place and we are currently expanding our commercial infrastructure, including sales representatives, medical affairs, marketing, market access, market research, sales force effectiveness and strategic planning. We anticipate commencing marketing for lutetium Lu 177 dotatate (Lutathera®) in these geographic areas soon after FDA and/or EMA approval. Outside of the United States and EU5 we intend to contract with select partners to commercialize lutetium Lu 177 dotatate (Lutathera®). We have already contracted with many partners in Europe to provide access to lutetium Lu 177 dotatate (Lutathera®) on a compassionate use and named patient basis, and in June 2015 we entered into an exclusive distribution and license agreement for lutetium Lu 177 dotatate (Lutathera®) in Japan with FRI to finance and conduct its own bridging study, and then to submit its findings to the applicable regulatory authorities in Japan for approval. We intend to support this process by manufacturing lutetium Lu 177 dotatate (Lutathera®) for FRI’s study and providing supplementary data from our previous clinical trials.

Supply chain — lutetium Lu 177 dotatate (Lutathera®)

For lutetium Lu 177 dotatate (Lutathera®), we have the capability to supply the U.S. market from multiple European sites and have verified this capability during the course of the past two years as we plan for lutetium Lu 177 dotatate (Lutathera®)’s potential U.S. launch. However, to improve the efficiency of our supply chain for the U.S. market, we have established a Millburn, NJ facility to produce lutetium Lu 177 dotatate (Lutathera®) principally for the market in North America. We plan to obtain qualification of the site in order to achieve FDA authorization for the site and start manufacturing operations after receiving all necessary authorizations and licenses.

Our plan is to ship lutetium Lu 177 dotatate (Lutathera®), initially from Europe, and soon after from Millburn, NJ, to hospitals around North America, typically by plane, for injection within 24 to 48 hours after production. We have experience shipping F-18-labeled products that are typically injected two to four hours after production due to such products’ significantly shorter half-lives. Because of this prior experience, we believe that we will be able to facilitate reliable delivery of lutetium Lu 177 dotatate (Lutathera®) during the time windows within which it must be delivered to its clinical destinations.

We have further strengthened our lutetium Lu 177 dotatate (Lutathera®) supply chain by acquiring, at the beginning of January 2016, IDB in Holland, one of the leading producers of the Lu-177 radioisotope.

Other Studies Involving lutetium Lu 177 dotatate (Lutathera®)

lutetium Lu 177 dotatate (Lutathera®) is also being studied in six ongoing investigator-sponsored studies in a total of 1,064 patients to explore its potential use in additional indications. We believe there are several indications, including different somatostatin-receptor-positive tumor types such as pNETs, glioblastomas and medulloblastomas, with significant unmet medical needs for which lutetium Lu 177 dotatate (Lutathera®) may have future applications.

Based on the favorable safety and efficacy profile observed in previous clinical studies, lutetium Lu 177 dotatate (Lutathera®) was also made available for compassionate use and on a named patient basis to treatment programs in Austria, Denmark, Estonia, Finland, France, Greece, Portugal, Spain, Switzerland, the United Kingdom and the United States. We estimate that over 4,400 doses of lutetium Lu 177 dotatate (Lutathera®) have been provided to over 1,588 patients with NETs in Europe and the U.S. under these programs.

In addition, lutetium Lu 177 dotatate (Lutathera®) is the only Phase 3 therapeutic candidate utilizing PRRT, which has been incorporated into the treatment guidelines for NETs published by the European Neuroendocrine Tumor Society since 2009. As a consequence of its inclusion into the European Neuroendocrine Tumor Society guidelines, in 2010 the European Society for Medical Oncology, or ESMO, included PRRT in its therapeutic algorithm, suggesting the use of PRRT in the event that existing approaches or registered products were ineffective.

Phase 1/2 Study

Lutetium Lu 177 dotatate (Lutathera®)’s Phase 1/2 Erasmus Study started in January 2000 as an open, single arm study. At the start of the study, a biodistribution and dosimetry assessment was performed in order to evaluate the kidney protection benefit of amino acid co-infusion and to provide a first estimate for the maximum safe dose for treatments. The biodistribution and dosimetry assessment was followed by an ascending dose study to determine if observed toxicities from the single administered dose and resulting cumulative administered radioactivity remained below acute toxicity limits to the critical organs (bone marrow and kidneys). From these studies the maximum activity to be administered was determined at a cumulative administration of 800 mCi with four intravenous administrations of 200 mCi of lutetium Lu 177 dotatate (Lutathera®) at four to 13 week intervals. The primary endpoints were tumor responses, disease progression, OS, quality of life and safety.

The Phase I-II Erasmus study data have been analyzed in two separate time periods:

1. The first analysis was conducted in 2011 and included 615 patients who were enrolled in the study between January 2000 and March 2007 (follow-up cut-off date as of February 2010). The results of the source data verification and analyses conducted at that time were provided to the FDA at the time of the Investigational New Drug Application, or IND, submission and before the initiation of the pivotal Phase III NETTER-1 study.

2. The Erasmus Phase 1/2 trial continued after this first independent assessment and AAA resumed the data collection in 2015 with the objective of including an updated Clinical Study Report in the NDA and MAA submission. The second analysis includes follow-up data of the original 615 patients and an additional 599 patients who were enrolled in the study between March 2007 and December 2012.

Lutetium Lu 177 dotatate (Lutathera®) generated positive safety and efficacy data for the 1,214 patients in the Phase 1/2 study. Clinical data collected over this period were retrospectively reviewed by an independent clinical research organization in order to assess and verify the source data and perform a statistical analysis of the study results. In this independent reassessment of data, special attention was paid to patients with the same diagnosis as proposed for our Phase 3 trial. We believe the results of this comprehensive analysis should be considered as reliable and supportive of the results of our pivotal Phase 3 trial, and we expect to be able to rely on the observations relating to efficacy from this analysis in seeking regulatory approvals for lutetium Lu 177 dotatate (Lutathera®) because it was conducted by trained radiologists and data management professionals. The results of the review indicated that lutetium Lu 177 dotatate (Lutathera®) may prolong PFS and OS as compared to the treatments listed in Table 1 above, while improving patients’ self-assessed quality of life. Both acute and late adverse events after treatment with lutetium Lu 177 dotatate (Lutathera®) were generally milder for these patients than other treatments to which lutetium Lu 177 dotatate (Lutathera®) was compared (i.e., the treatments listed in Table 1 above). This favorable safety profile was also supported by the retrospective analyses performed on all 615 patients included in the Phase 1/2 study.

Due to the lack of available treatment for the NET family of tumors, the 1,214 patients included in the Phase 1/2 study are a mixed population in terms of tumor type. All such patients were included in the safety evaluation performed at the completion of the study. A retrospective efficacy evaluation was performed on certain of the 404 patients diagnosed with NET tumors. From this group of 404 patients, 265 patients with NETs met specific evaluation criteria for tumor type and severity and were included in the retrospective efficacy analysis. These 265 selected patients were those who had received at least one treatment with lutetium Lu 177 dotatate (Lutathera®) and had at least one valid primary efficacy variable measurement after their entry into the Phase 2 study to measure the effects of lutetium Lu 177 dotatate (Lutathera®). The patients all had NETs, including foregut and hindgut carcinoid tumors, and an Octreoscan tumor uptake score of  ≥ 2 in order to confirm adequate tumor uptake by target tumoral lesions expressing somatostatin 2 receptor uptake.

Subgroup analyses of tumor response (the primary endpoint) and PFS (as a secondary endpoint) have been performed on various subgroups specified in the overall retrospective analysis with different tumor types, the results of which are described below. The results for objective tumor response (combining complete response, or CR, partial response, or PR, and minor response, or MR) to treatment with lutetium Lu 177 dotatate (Lutathera®) according to standardized criteria are summarized in Table 17 below:

Table 17:   Objective tumor Response (CR, PR and MR) to lutetium Lu 177 dotatate (Lutathera®) by main tumor types according to RECIST 1.1 standardized criteria (Full Analysis dataset, n=575).

	Patients	NE		ORR* 95% CI
Tumor Type	N	N	%	N	%	Lower	Upper
Pancreatic NET	168	10	6.0	100	59.5	21.7	78.3
Foregut NET	12	0	0	6	50.0	26.8	39.3
Hindgut NET	13	1	7.7	6	46.2	19.1	73.3
Unknown NET	86	5	5.8	35	40.7	52.1	67.0
Bronchial NET	21	1	4.8	7	33.3	13.2	53.5
Midgut NET	218	10	4.6	72	33.0	30.3	51.1
Other	19	1	5.3	6	31.6	0.0	25.6
Thyroid Carcinoma	20	1	5.0	3	15.0	0.0	30.7
Paraganglioma	18	1	5.6	2	11.1	10.7	52.5

*	Objective Response Rate: ORR (Complete Response + Partial Response), CR: Complete Response; PR: Partial Response; NE: Non-Evaluable

PFS rates are shown in Table 18 below. The overall median PFS was 28 months with a 95% CI of 25 – 30 months.

Table 18:   Summary statistics of median PFS (months) by tumor type/overall (FAS, n=575)

	Nb. of Patients			Median Progression Free Survival – 95% CI
	Total	Events	%	Months	Lower	Upper
Overall	575	369	64.2	28.0	25.0	30.3
Pancreatic NET	168	95	56.6	30.8	25.0	36.2
Hindgut NET	13	8	61.5	29.3	22.3	39.0
Unknown NET	86	54	62.8	29.0	24.0	36.9
Midgut NET	218	154	70.6	28.8	24.1	33.7
Paraganglioma	18	6	33.3	24.8	15.4
Bronchial NET	21	15	71.4	18.3	10.3	25.4
Other	19	17	89.5	14.5	11.9	25.0
Thyroid carcinoma	20	16	80.0	9.6	8.0	28.9
Foregut NET	12	4	33.3		21.2

A subset of 51 patients diagnosed with midgut progressive NETs (the same indication that is being evaluated in our Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®)) was further evaluated for PFS, OS and tumor response. Within this retrospective analysis, we only included patients with the same diagnosis that would qualify them for enrollment in the Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®). Two different standardized criteria were used for this analysis: the Southwest Oncology Group, or SWOG, criteria, a standard evaluation method based on tumor dimension, and the Response Evaluation Criteria in Solid Tumors, or RECIST, criteria, which is the most widely accepted current standard. The median PFS of these subjects was:

•	45 months (95% CI 22 – 57 months) according to RECIST criteria; and

•	39 months (95% CI 18 – 57 months) according to SWOG criteria; and

•	The median OS estimate was 47.3 months with a 95% CI of 27.7 – 75.3 months.

The findings of the Phase 1/2 study indicated that there may be a substantial anti-tumor effect in NET patients treated with lutetium Lu 177 dotatate (Lutathera®). The treatment resulted in a significant improvement in clinical endpoint responses (PFS and OS) as compared to the responses reported in the literature for NET patients treated with the current standard of care, Sandostatin®, though no statistical analysis comparing them could be conducted due to the data for Sandostatin® and lutetium Lu 177 dotatate (Lutathera®) being reported from different studies. Furthermore, the treatment with a cumulative administered dose of 29.6 GBq (GBq refers to a gigabecquerel, a unit of radiation measurement) of lutetium Lu 177 dotatate (Lutathera®) was shown to be safe relative to other therapies.

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

The safety profile of lutetium Lu 177 dotatate (Lutathera®) was supported by both by serum and urine analyses performed during the study. The evaluation of the dosimetry data collected on all treated patients indicated that there was no correlation between creatinine clearance loss per year (as indicator of kidney function) and the administration of lutetium Lu 177 dotatate (Lutathera®). In the overall population, the incidence of both nausea and vomiting increase from baseline after the first and after each subsequent administration but declined down to levels below baseline thereafter. Malaise was the highest reported symptom at baseline (60.1%), decreasing after each treatment to reach 25.3% at 6-month follow-up before gradually increasing again (41.2% at 30-month follow-up). The number of patients reporting pain decreased for the duration of treatment but increased afterwards being maximum and higher than baseline at the 30-month follow-up (48.5% versus 42.6%). The number of subjects experiencing hair loss increased from 10% at baseline to just over 40% after each of the first 3 treatments but started reducing thereafter, returning back to baseline levels at the 3-month follow-up (9.4%). The incidence of diarrhea showed a gradual decrease over time whereas that of flushes fluctuated between 26.7% and 36.8% with no correlation with treatment. The incidence of stomatitis and hand and foot syndrome remained low throughout. The SAEs with the highest frequencies were in decreasing order: pancytopenia (8.0%), anemia (4.4%), diarrhea (4.7%); death (4.5%); abdominal pain (5.8%), vomiting (3.8%), nausea (3.2%) and thrombocytopenia (3.0%). The evaluation of both acute and late adverse events of lutetium Lu 177 dotatate (Lutathera®) in comparison with literature data supports a favorable safety profile of the treatment. The side effects of lutetium Lu 177 dotatate (Lutathera®) treatment were generally milder than those induced by other anti-tumor agents.

An update on the safety profile of lutetium Lu 177 dotatate (Lutathera®) was presented in an Oral Presentation at the Presidential Session on September 27, 2015 at the ESMO conference. Updated information was also presented at the North American Neuroendocrine Tumor Society conference in October 2015, the Gastrointestinal Cancers Symposium of the American Society for Clinical Oncology in January 2016, the European Neuroendocrine Tumor Society conference in March 2016, and the American Society for Clinical Oncology and Society of Nuclear Medicine Imaging conferences in June 2016. See “—Our Product Candidates in Clinical Development—Lead Investigational Therapeutic Candidate—lutetium Lu 177 dotatate (Lutathera®)—Phase 3 Trial—Initial Safety Analysis.” As expected, the complete safety analysis for the trial was available in the first quarter of 2016, and the clinical study report has been finalized in April 2016.

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

Radioisotopes are obtained by using specialized equipment to excite the nucleus of atoms and altering the number of protons or neutrons in the target nuclei. When this process artificially produces a combination of neutrons and protons that does not already exist in nature, the atom is unstable, resulting in a radioactive isotope or radioisotope. The radioisotope’s decay and resulting emission of one of the three forms of radiation described above enables molecular nuclear medicine procedures. Molecular nuclear medicine radioisotopes decay over a time span ranging from a few seconds to several days, allowing the radioactivity from radioisotopes in our products and product candidates to completely disappear after use. The radioactive decay process is typically measured in half-lives, the time needed for half of the excited atoms in the unstable element to return to stability. The half-life of our PET products is approximately two hours. In general, after ten half-lives all molecular nuclear medicine products are considered to no longer be radioactive.

Radioisotopes can be manufactured in several ways. A common method is by neutron activation in a nuclear reactor. This involves the capture of a neutron by the nucleus of the target atom, resulting in an excess of neutrons, as in the case of Lu-177, the radioisotope used for lutetium Lu 177 dotatate (Lutathera®). We do not operate a nuclear reactor and obtain radioisotopes for Lu-177 production through sub-contract with third parties. The acquisition in January 2016 of IDB allowed us to reduce our reliance on third-party supply of Lu-177. We will continue sourcing some of our Lu-177 needs from third-party suppliers to ensure production reliability. The radioisotopes that we manufacture are produced in our particle accelerators, known as cyclotrons, as in the case of the F-18 that we use in Gluscan and our other PET products, described below. To make F-18, the Oxygen-18 (O-18) contained in water is bombarded by protons in our cyclotrons. Protons can knock out neutrons from O-18 atoms, transforming them into F-18. On average, after approximately two hours the F-18 decays, emitting a positron, which can be used for PET imaging via detection of the positron with a PET camera. Each of our PET manufacturing sites has at least one cyclotron to produce F-18.

In addition to their incorporation of a radioactive element such as F-18 to enable imaging, molecular nuclear medicine products and procedures require a mechanism for effective disease targeting. This can be achieved by designing molecules to selectively reach unhealthy cells by using molecular pathways or by targeting receptor expressions specific to diseased cells. Radiopharmaceuticals are a combination of these molecular entities that target diseases, also known as vectors, and radioactive atoms, which are attached to or combined with a relevant vector.

When the decay of a radioisotope results in both an electron and a gamma ray (or positron) being emitted, it is possible to treat and image a particular disease at the same time. We believe lutetium Lu 177 dotatate (Lutathera®) has the potential to achieve such simultaneous treatment and imaging of NETs using SPECT cameras.

Overview of PET Products

PET products or tracers are injected into patients to enable high-quality imaging by PET cameras. PET is a state-of-the-art diagnostic technique in molecular nuclear diagnostic that is mainly used in clinical oncology, cardiology and neurology.

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

The Tc-99 generators have a shelf life of one week. We do not sell these generators; in Europe, third parties sell them directly to the molecular nuclear medicine departments within particular hospitals and, in the United States, to specialized radiolabeling facilities called radiopharmacies, where they are labeled and distributed into syringes.

Although in the United States hospitals can have departments acting as radiopharmacies, more than 95% of syringes in the United States containing radiolabeled products are prepared through external third-party facilities and delivered daily to hospitals’ and other entities’ departments. By contrast, in Europe, the use of external radiopharmacies is available only in the Netherlands, Spain and the United Kingdom, so the molecular nuclear medicine departments in most hospitals or clinics label their SPECT products internally.

Because our SPECT products are all “cold” kits to be labeled with Tc-99 at the end-user’s facilities, they are not subject to delivery-related restrictions such as Dangerous Goods Regulations, which apply to radioactive goods and products.

Lead PET Product— NETSPOT® (United States)/SomaKit TOC™ (EU)

NETSPOT® and SomaKit TOC™, together our Somakit products, are a novel, patent-pending, sterile and easy-to-use freeze-dried, or lyophilized reconstitution kit that we have developed for the direct Gallium-68, or Ga-68, labeling of somatostatin analogue peptides (Dotatate and Dotatoc) for the localization of primary and/or metastatic lesions of NETs. As a product designed to initially diagnose the presence of somatostatin-receptor-positive NETs, we believe that our Somakit products constitute a promising diagnostic agent for lutetium Lu 177 dotatate (Lutathera®), with which they share similar chemical features.

Our Somakit products radioactive Ga-68 Dotatate and Ga-68 Dotatoc peptides have a strong affinity for SSTR2, which the majority of NETs overexpress. As a result, these peptides bind to SSTR2 receptors in NETs and allow imaging of NETs by emitting localized radiation that PET cameras can detect and translate into diagnostic images. In addition, we believe our Somakit products will provide gains in efficiency for hospitals and other customers. NETSPOT® can be prepared using our kit, for which we have a patent pending, which would be reconstituted in hospital radiopharmacies without the use of a radiochemistry module, thus making the product available to all hospitals, even those that do not have a fully equipped cGMP-compliant radiopharmacy unit. This feature would limit the need for expensive equipment and procedures such as synthetic modules and high-performance liquid chromatography, and could lead to a reduced number of confirmatory local quality control tests since all specification tests would be performed on our Somakit products at the manufacturing facility before they are delivered to the end-user. Additionally, we believe that our Somakit products may improve on existing exams by potentially reducing the timeframe during which the diagnostic exam must be conducted from 24 hours (for current approved procedures) to two hours.

We received orphan drug designation for NETSPOT® from the FDA in December 2013 and from the EMA in February 2014 for its use as a diagnostic agent for GEP NETs, and orphan designation for SomaKit TOC™ from the EMA in March 2015 and FDA in July 2015. We have implemented a strategy of developing these two similar, but structurally different, Somakit products to help ensure regulatory exclusivity for one or both Somakit products in the European Union and the United States. We prepared and filed the IND submission for NETSPOT® in the United States in October 2014. The NDA for NETSPOT® was submitted on July 1, 2015 and approved in June 2016.

In the European Union, we filed a MAA for SomaKit TOC™ with the EMA on the basis of a bibliographic review, and we obtained marketing authorization in December 2016

Supply chain — NETSPOT®/SomaKit TOC™

For NETSPOT® and SomaKit TOC™, our kit approach significantly simplifies the requirements to produce an injectable dose by eliminating the need for a chemistry synthesis process and many complex quality control steps. By reducing the process to less than 20 minutes, with what we believe are easy-to-follow instructions, we believe that our Somakit products can be used directly by any hospital that chooses to purchase a small Ga-68 generator.

NETSPOT® was launched in the United States in the second half of 2016 as (i) a preparatory kit for hospitals that possess Ga68 generators, and (ii) as a ready-to-use dose delivered from our nationwide network of partner radiopharmacies. At the end of 2016, our partners had begun to deliver doses from 20 radiopharmacies, and by mid-year 2017, we expect that approximately 40 pharmacies will begin to deliver doses. NETSPOT® received Transitional Pass-Through status from CMS in December 2016 for drug reimbursement and it was recently included in the NCCN Clinical Practice Guidelines in Oncology update for the evaluation of NETs.

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

Based on the results of previous trials, including multiple human trials using other forms of Annexin and publications in peer-reviewed international scientific journals, we believe that there is significant promise in the use of Annexin V-128 for the imaging of cellular apoptosis and necrosis. Cellular apoptosis and necrosis are associated with a variety of debilitating or fatal medical conditions including rheumatoid arthritis, Crohn’s disease, Alzheimer’s disease, myocarditis, cardiac transplant rejection, acute myocardial infarction and unstable atherosclerotic carotid artery disease and the assessment of cardiotoxicity induced by chemotherapy in breast cancer patients. In addition, we believe Annexin V-128 could be effective in evaluating patient responses to treatment for lymphoma and lung cancer.

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

Specifically, the previous forms of Tc-99m-labeled Annexin relied on a chelator, or “linker,” called hydrazinonicotinamide, or “Hynic.” The inclusion of Hynic proved to be an impediment to optimizing the lyophilization process and the product ultimately needed to be shipped frozen. The current formulation of Annexin V-128, by contrast, has an endogenous Tc-99m binding site, and as a result, does not need a linker, allowing us to successfully lyophilize the product. This makes it simpler to ship and prepare, and extends its shelf life. Furthermore, in the previous formulation the inclusion of the Hynic resulted in the prior formulation staying in the kidneys longer, rather than being distributed through the body. This negative effect on biodistribution increased the radiation dose to the patient and interfered with imaging performance. By omitting the Hynic in our formulation, we believe we have been able to create superior biodistribution of Annexin V-128.

Other forms of Annexin have been widely-used in at least 29 clinical studies, including sponsored trials (e.g., previous trials sponsored by the Theseus Corporation) and non-sponsored, or spontaneous, trials, as well as comprehensive preclinical studies. These compounds were based on a previous version of Annexin that was not optimized in terms of formulation or technical performance. We have developed Annexin V-128 in a new recombinant form that allows direct Tc-99m labeling and possesses what we believe are favorable characteristics for commercialization and imaging performance. In December 2014, we completed a Phase 1 trial to assess the safety, tolerability, biodistribution and dosimetry in Canada at the Ottawa Heart Institute. In addition, a Phase 1/2 clinical trial is ongoing at Centre Hospitalier Universitaire Vaudois in Lausanne, Switzerland. This study is designed to assess the safety, tolerability biodistribution and dosimetry of Annexin V-128, as well as its ability to evaluate the presence of lesions before and after drug treatment in patients with rheumatoid arthritis or ankylosing spondylitis. A total of 20 patients will be enrolled to receive two doses of Annexin V-128, one at baseline (before drug treatment) and one after drug treatment.

We had a pre-IND meeting regarding Annexin V-128 with the FDA on June 2, 2011 regarding its development program through Phase 1 and 2 (or Phase 1/2) trials. We initiated two Phase 2 clinical trials in August 2016, one in artherosclerotic carotid plaque indication, and one in early detection of chemotherapy-induced cardiotoxicity in breast cancer patients. In addition to the two Phase 2 clinical trials initiated in August2016, a Phase 2 study is ongoing to assess the imaging potential in infective endocarditis and atrial thrombus indication. This trial is sponsored by the French National Institute of Health and Medical Research (INSERM). If initial safety, tolerability and efficacy data from our Phase 1/2 trials for Annexin V-128 are positive, we plan to submit our initial results to the EMA and the FDA and seek their scientific advice in the second half of 2017 in order to finalize the proposed indication for Annexin V-128 and design an appropriate Phase 3 trial.

Our Research and Development Efforts

Our R&D team is committed to the development of new product candidates. With almost 8% of our employees in R&D and significant expertise located in both Europe and the United States, this team has implemented a strategy with five integrated prongs:

•	identification of new diagnostic and therapeutic candidates to address unmet medical needs;

•	support of existing therapeutic product areas with external strategic collaborations;

•	development of innovative formulations for both reconstituted kits and ready-to-inject solutions;

•	early identification of promising candidate molecules through the integration of radiochemistry, pharmacology, dosimetry, and Proof of Concept (PoC) in humans; and

•	pursuit of a theragnostic approach combining complementary diagnostic and therapeutic aspects.

We believe that in-depth imaging expertise is key to the development of innovative imaging technologies and product candidates. We have accordingly established a multi-imaging solution platform, Ephoran Multi Imaging Solutions, to cover imaging techniques ranging from those techniques used extensively in preclinical settings and in clinics (e.g., MRI, PET, CT, SPECT, US) to optical imaging (OI, visible light and near-infra-red). We believe this platform can also be used to partner with external companies to improve and accelerate their product development. In addition, we believe our platform is uniquely positioned in preclinical imaging, allowing for serial/longitudinal imaging experiments during pharmacology and toxicology animal studies, and it is closely connected to and works with the Centre of Excellence in Preclinical Imaging at the University of Turin.

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

Our Commercial Products

The table below summarizes our principal PET and SPECT products:

Product	Description	Applications	Marketing Authorizations
Gluscan/Gluscan 500/ Barnascan	Our brand names for FDG (concentration = 600MBq*/ml and 500MBq*/ml at calibration time for Gluscan and Gluscan 500, respectively; 3,000MBq*/ml for Barnascan at calibration time)	PET tracer for oncology, cardiology, neurology and infectious/inflammatory diseases	Gluscan: Belgium, France, Italy, Luxembourg, Switzerland Gluscan 500: France, Germany, Poland, Portugal, Spain Barnascan: Spain
DOPAVIEW	Our brand name for 6-fluoro-(18F)-L-DOPA, a DOPA analogue	PET tracer for diagnostic use, with key applications in neurology and oncology	France; Switzerland
FluoroChol	Our brand name for 18F-choline (FCH)	PET tracer for detecting metastasis of prostate cancer and hepatocellular carcinoma (liver cancer)	Fluorochol: France AAACholine: Switzerland
MIBITEC/Adamibi	Our brand names for a generic version of a widely-used SPECT cardiac imaging agent	SPECT tracer for myocardial exploration, localization of parathyroid tissue and breast cancer diagnosis	MIBITEC: Austria, France, Germany, Luxembourg, Poland, Slovenia Adamibi: Greece, Italy
Leukokit	Medical device for the separation and labeling of autologous leukocytes	Identifies sites of infection or inflammation in the body	CE mark: can be commercialized throughout Europe
Neurolite	Kit for the preparation of 99mTc-Bisicate for SPECT imaging	Diagnosis/evaluation of regional cerebral perfusion abnormalities in adult patients with central nervous system disorders	Distribution agreement for France and Spain (MA holder Lantheus corp)
SomaKit TOC 40 micrograms	Kit for radiopharmaceutical preparation For radiolabelling with gallium (68Ga) chloride solution.	Indicated for Positron Emission Tomography (PET) imaging, localization of primary tumours and metastases in patients with confirmed or suspected well-differentiated gastro-enteropancreatic neuroendocrine tumours (GEP-NET).	Date of issue of marketing authorisation valid throughout the European Union: December 8, 2016
NETSPOT	Kit for the preparation of gallium Ga68 dotatate injection), for intravenous use. For radiolabelling with gallium (68Ga) chloride solution.	Indicated for use with positron emission tomography (PET) for localization of somatostatin receptor positive neuroendocrine tumors (NETs) in adult and pediatric patients	FDA approval: June 1, 2016

*	only countries to which AAA delivers the products are listed

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

We manufacture and organize distribution for Gluscan from our production sites in France, Italy, Portugal and Spain. Gluscan addresses a growing market in Europe and is currently our top-selling product, accounting for approximately 66.1% of the sales from our PET portfolio and 39.8% of total sales for the year ended December 31, 2016 and 70.3% of the sales from our PET portfolio and 47.5% of total sales for the year ended December 31, 2015. We are a leading supplier of FDG in Europe, and develop, manufacture and distribute our FDG products in an integrated fashion through our operating facilities, enabling reliable production, service and delivery to nuclear medicine end-users.

Because the market for PET products is growing and is expected to continue to grow, we expect to increase our capacity to produce Gluscan to meet potentially increasing demand at a local level and to possibly address new geographical markets. We are in the process of qualifying a new production site in Murcia (Spain), which is expected to be operational in the second half of 2016.

Other PET Products

We have developed our own F-18 DOPA product, DOPAVIEW, as well as our own FCH product. These products received regulatory approval in France on September 16, 2015 and have obtained approval in Switzerland on September 21st 2016. We started commercialization of both products in France in the fourth quarter of 2016.We started commercialization of FCH in Switzerland in the first quarter of 2017. Our plan is to gradually submit both product candidates for approval in all other European countries where we have production sites (mutual recognition applications have been submitted and evaluation is in progress for FCH by concerned member states).

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

Our Somakit Products

Our Somakit products comprise a kit for radiopharmaceutical preparation containing (1) a vial of white lyophilised powder for injection; and (2) a reaction buffer solution. The solution of gallium (68Ga) edotreotide obtained is indicated for Positron Emission Tomography (PET) imaging of somatostatin receptor overexpression in adult patients with confirmed or suspected well-differentiated gastro-enteropancreatic neuroendocrine tumours (GEP-NET) for localizing primary tumours and their metastases.

NETSPOT Product

Our NETSPOT products comprise a kit for the preparation of gallium Ga68 dotatate injection, for intravenous use. NETSPOT is supplied as a single dose kit containing 40 mcg of dotatate and 1ml of reaction buffer solution. The kit is used, after radiolabeling with Ga68, for use with positron emission tomography (PET) for localization of somatostatin receptor positive neuroendocrine tumors (NETs) in adult and pediatric patients.

Strategic Relationships

We manufacture several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. These contract manufacturing agreements enable us to optimize our production capacity and leverage our core strengths in the manufacture of radiopharmaceuticals and our experience in organizing their distribution. These relationships demonstrate that our expertise and the strength of our production network position us as a key molecular nuclear medicine player in Europe, and we intend to build on these relationships to explore additional opportunities with these partners. We also intend to seek new partners in the pharmaceutical industry.

We also work with Bracco to advance Cardiogen, an existing product in the Bracco portfolio that is already approved for the U.S. market, through the trials and regulatory approvals required to commercialize Cardiogen in new markets in Europe. On September 18, 2015, we received a positive opinion from Swiss regulatory authorities on the last variation needed to commercialize this product in the territory. In July 2016 we filed Cardiogen with the French regulatory authorities utilizing the well-established use procedure.

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

IDB Group Lutetium 177

We acquired IDB in January 2016 as part of cost-control and vertical integration strategy, since IDB was one of our two providers of Lu-177 for lutetium Lu 177 dotatate (Lutathera®). IDB is a leading manufacturer of Lutetium 177 (Lu-177). IDB produces markets and sells Lu-177 under the brand name LuMark®, and has established this product as the leading brand of Lutetium 177 worldwide. LuMark® is the only Lu-177 (with direct routing Lu-176->Lu-177 irradiation) product to have received European Marketing Authorization. Owning IDB will help AAA maintain a reliable supply of Lu-177 for the production of lutetium Lu 177 dotatate (Lutathera®) and AAA’s future product candidates. The current capacity of the IDB facility is a weekly production yield of 7 TBq (5 production days and 2 targets per day for 10 targets per week). The facility operates today on average at 30% of its production capacity.

Our Competition

We are engaged in sectors of the radiopharmaceutical and pharmaceutical industry that are competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical, radiopharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that aim to diagnose and treat serious conditions affecting patients. The diagnostic and therapeutic products and product candidates that they develop and/or produce may target the same conditions and cancers our products and product candidates aim to diagnose and/or treat. Our products face competition in the field of molecular nuclear medicine and we expect our product candidates, if approved, to face significant and increasing competition as new products enter the molecular nuclear medicine market from competitors that have been or will be able to overcome the molecular nuclear medicine market’s barriers to entry, and as advanced technologies become available.

Our product candidates are expected to face competition based on their safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, our marketing, sales and service capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining regulatory approval for products or gaining acceptance for the same markets that we are targeting. If one or more of our competitors is “first to market” with a product that competes with one of our product candidates, such as lutetium Lu 177 dotatate (Lutathera®) or our Somakit products, our competitive position could be compromised because it may be more difficult for us to obtain marketing approval for that product candidate and/or successfully market that product candidate as a second product to market, in particular because we will not benefit from orphan drug market protections.

Therapeutics

Our lead radiotherapeutic product candidate, lutetium Lu 177 dotatate (Lutathera®), is the first ever radiopharmaceutical product candidate to have completed a European and U.S. Phase 3 clinical trials for the treatment of progressive midgut NETs. However, lutetium Lu 177 dotatate (Lutathera®) faces competition from existing cancer treatments, including standard chemotherapy treatments that are not approved for the midgut NET indication. Competing drugs that target the same or similar NETs targeted by lutetium Lu 177 dotatate (Lutathera®) (though they are not approved for the same indication as lutetium Lu 177 dotatate (Lutathera®)) include Sandostatin® and Afinitor®, both from Novartis, Somatuline® from Ipsen and Sutent® from Pfizer.

We may also face competition in midgut NET treatment from conventional oncology therapies and existing approaches, such as cytotoxic therapy and molecular targeted therapy from established healthcare and pharmaceutical companies, such as Ipsen (Somatuline®), Novartis (Sandostatin LAR®, Afinitor®), Pfizer (Sutent®), Roche (Avastin®, Octreolin®) and Lexicon (LX1032®). We will compete with such companies both in terms of efficacy and on the basis of price. While we believe our therapeutic approaches have significant advantages compared to conventional approaches, we may still face competition from conventional approaches for reasons of cost or familiarity of hospitals and doctors with existing treatments. However, if approved, we believe that lutetium Lu 177 dotatate (Lutathera®) would be the first product indicated for the treatment of progressive midgut NETs where existing treatments fail to halt patient progression.

PET

Because PET products have a short shelf life of approximately ten hours, our competition is limited to companies and organizations with manufacturing infrastructure located within a distance that allows for rapid delivery to nuclear medicine facilities. We face competition in the field of PET from other manufacturers of PET products, principally IBA Molecular, our main competitor in the European molecular nuclear medicine market due to its significant know-how, manufacturing capacity and geographic presence. We also face competition in the field of PET diagnostic products from smaller suppliers who operate within specific geographic areas.

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

Somatostatin Analogue License Agreement

In June 2007, we entered into the Somatostatin Analogue License Agreement with Erasmus, pursuant to which we received a worldwide, irrevocable, non-exclusive license to develop, make, use, sell and distribute certain products related to patents pertaining to labeled somatostatin analogues. We may sublicense our rights under the agreement, subject to the counterparty’s right to disapprove and block a proposed sublicense.

Financial Terms

We are obligated to pay a low- to mid-single-digit royalty on net sales of lutetium Lu 177 dotatate (Lutathera®) for the longer of (i) the period that the use or sale of lutetium Lu 177 dotatate (Lutathera®) is covered by a valid patent licensed under the agreement, or (ii) ten years from first commercial sale, in each case on a country-by-country basis.

In addition, we are obligated in turn to pay Erasmus a low single-digit percentage royalty on net sales of lutetium Lu 177 dotatate (Lutathera®) in exchange for the exclusive rights to use certain data of Erasmus relating to lutetium Lu 177 dotatate (Lutathera®). This royalty is capped based on the number of clinical trials required by the FDA (if the FDA was to require more than one pivotal Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®)), with a current maximum of €2.0 million (US$2.1 million).

Supply Obligations

In the event that lutetium Lu 177 dotatate (Lutathera®) is approved for patient use by Erasmus, we are required to supply lutetium Lu 177 dotatate (Lutathera®) for all of Erasmus’ product needs at the best price at which the product is sold in the European Union.

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

Mallinckrodt License Agreement

We are party to a license agreement with Mallinckrodt, pursuant to which we received an exclusive, worldwide license (with the right to sublicense) to patents owned by Mallinckrodt to develop, manufacture and commercialize a Lu-177 radiolabeled somatostatin peptide analogue compound for radio-therapeutic and dosimetric use in the field of oncology. We are currently developing our product candidate lutetium Lu 177 dotatate (Lutathera®) under this Mallinckrodt license.

Financial Terms

We are obligated to make quarterly royalty payments to Mallinckrodt calculated at a percentage in the low teens of our net sales of lutetium Lu 177 dotatate (Lutathera®) for the preceding quarter through January 1, 2020. We will not have to make royalty payments on sales of lutetium Lu 177 dotatate (Lutathera®) in any country where a court of competent jurisdiction has ruled that the licensed Mallinckrodt patents are invalid.

Diligence and Manufacturing Obligations

We must use commercially reasonable efforts to develop and commercialize lutetium Lu 177 dotatate (Lutathera®) and are responsible for manufacturing lutetium Lu 177 dotatate (Lutathera®) in accordance with good manufacturing practices to meet the requirements for development and patient use following the first commercial sale of lutetium Lu 177 dotatate (Lutathera®).

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

In the event that Mallinckrodt terminates the agreement pursuant to its terms, we must assign Mallinckrodt our rights to third-party sublicenses under the agreement and, at Mallinckrodt’s election, transfer certain inventory and packaging at cost, as well as marketing authorizations and data related to lutetium Lu 177 dotatate (Lutathera®). We must also grant Mallinckrodt an exclusive royalty-bearing, worldwide license, and right to sublicense, in and to certain intellectual property rights, know-how and clinical data owned or licensed by us relating to a Lu-177 radiolabeled somatostatin peptide analogue for radio-therapeutic and dosimetric use in the field of oncology and a right of first offer within 90 days after the termination on the sale of our lutetium Lu 177 dotatate (Lutathera®)-related manufacturing assets, including related intellectual property and, if exercised, a right to better any subsequent third-party offer for a period of 12 months following the date of termination.

IASON Know-How and Trademark License Agreement

In January 2009, we entered into a license agreement with IASON under which we received an exclusive license to produce and sell IASOcholine, IASOflu and IASOdopa. This license agreement was terminated on November 20, 2016. As of December 31, 2016, AAA has no more obligations under this agreement.

In order to ensure delivery of 18F-choline and 18F-DOPA based products to current customers, we have developed proprietary products containing the same active substances (FLUOROCHOL/AAACholine and DOPAVIEW), which obtained marketing authorizations in France in 2015 and in Switzerland in 2016. We are planning to extend these marketing authorizations into other European countries in 2017 and 2018 via the mutual recognition procedure.

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

The patents covering lutetium Lu 177 dotatate (Lutathera®) have expired. With respect to our products Gluscan, FLUOROCHOL/ AAACholine and DOPAVIEW, we rely on a combination of marketing authorization and owned and licensed know-how, technology and trademarks to maintain our competitive advantage. We hold a trademark registration for GLUSCAN in France and as an international registration under the Madrid system. These products are not currently covered by any issued patents or pending patent applications in any jurisdictions.

As of February 2017, we owned or exclusively licensed a total of approximately 44 issued patents and 13 patent applications covering certain aspects of Annexin V-128 and our Somakit products in various jurisdictions throughout the world, including original filings, continuations and divisional applications. Our owned and licensed patents and patent applications relating to these key product candidates are described below:

•	Annexin V-128. Our licensed patents related to Annexin V-128, including five U.S. issued patents and 13 issued patents in various other jurisdictions throughout the world, including the European Union and Japan, cover an in vivo method of imaging pain and cell death by use of a radioisotope-labeled Annexin and are expected to expire between April 29, 2018 and October 5, 2029 in the United States and between April 28, 2018 and April 3, 2022 in all other jurisdictions.

•	Somakit products. Our 26 issued patents and 13 patent applications in various other jurisdictions throughout the world (including one U.S. patent application) related to our Somakit products, if issued, would cover a process wherein the Ga-68 is effectively complexed by a chelator-functionalized molecule in an aqueous buffer of formic acid/format and in the presence of compounds capable of chelating metal cations. The issued patents are expected to expire between August 12, 2031 and August 10, 2032, and the patent applications, if issued, would be expected to expire in 2035.

In addition to Annexin V-128 and our Somakit products, our portfolio includes approximately 22 families of patents and patent applications covering certain aspects of our other molecular nuclear medicine products, product candidates and discovery programs. Each patent family typically consists of patents and patent applications in the European Union, as well as broadly equivalent patents and patent applications in various other key jurisdictions, including, for example, the United States, France, the United Kingdom, Italy, Spain, Poland, Portugal, Switzerland, Germany and Canada. We expect these other issued patents and patent applications, if issued and if the appropriate maintenance, renewal, annuity and other government fees are paid, to expire between 2020 and 2035, before taking into account any potential adjustments, terminal disclaimers, extensions or other market exclusivity that may be available to us.

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

Our Customers

The customers for our products include public and private hospitals, universities, third-party research laboratories, clinical centers and pharmaceutical companies. None of our customers account for 10% or more of our sales, with our most significant customer accounting for 4.1% and 3.2% of our sales and our top ten customers accounting for a combined total of 16.5% and 16.0% of our sales for the year ended December 31, 2016 and for the year ended December 31, 2015, respectively.

As of December 31, 2016, PET product sales, represented over 60.8 % of our sales while SPECT products represented 8.7% of our total sales. Our radiopharmaceutical customers are handled by key account managers who accompany them and act as advisers for hospital personnel and any others involved in patient management.

Other Contracts

BioSynthema Sale and Purchase Agreement

We acquired BioSynthema in 2010, pursuant to a sale and purchase agreement with the BI Shareholders, under which we acquired 100% of BioSynthema’s shares.

Financial Terms

The acquisition price is primarily performance-based. The initial consideration consisted of a cash payment of €0.4 million (US$0.4 million) and payment of ordinary shares having an aggregate market value of €2.3 million (US$2.4 million), as well as three potential milestone payments. Each milestone payment consists of €0.4 million (US$0.4 million) in cash and ordinary shares having an aggregate market value of €2.3 million (US$2.4 million), for a total possible acquisition price of €1.5 million (US$1.6 million) in cash and €9.2 million (US$9.7 million) in ordinary shares.

We made the first milestone payment in October 2012 when the FDA and the EMA approved the initiation of Phase 3 clinical trials for lutetium Lu 177 dotatate (Lutathera®). The second milestone is payable when lutetium Lu 177 dotatate (Lutathera®) has obtained both EMA marketing authorization and FDA approval. The final milestone is payable when the global aggregate commercial net sales of lutetium Lu 177 dotatate (Lutathera®) or a substitute product, each as defined in the agreement, have reached €10 million (US$11 million). The number of our ordinary shares to be issued in the remaining two milestone payments is calculated by dividing the payment owed by the market price of our ordinary shares when payment is due.

The agreement also requires that we pay an additional contingent consideration (consisting of a royalty) to the BI Shareholders calculated at a low- to mid-single-digit percentage of annual net sales of lutetium Lu 177 dotatate (Lutathera®), if our gross profit margin (with respect to sales of lutetium Lu 177 dotatate (Lutathera®) or a substitute product), as defined in the agreement, within that year exceeds 30%. The percentage paid depends on the amount of net sales, and will be paid until the earlier of  (i) ten years following our first commercial sale (as defined by the FDA and/or the EMA) of lutetium Lu 177 dotatate (Lutathera®) or (ii) ten years following the first commercial sale of any substitute product that we manufacture. Payment is due within 90 days following the end of each fiscal year.

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

Accelovance Clinical Services Agreement

We are party to a service agreement with Accelovance Europe S.r.l., or Accelovance. The initial agreement was entered into with Pierrel Research Italy S.p.A., or Pierrel (a predecessor company to Accelovance). As part of the service agreement, Accelovance provides us with clinical research services, in particular packaging and logistics, in support of our pivotal Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®). In September 2016, we entered into a letter of agreement with Accelovance to expand the scope of their work.

We are obligated to pay Accelovance according to a cost grid provided in the agreement for the various packaging and logistic services that Accelovance provides, depending on the service and subject to certain assumptions, on an ongoing basis through the completion date of our Phase 3 trial. In connection with this agreement and raw materials provided by Pierrel, as the predecessor company, and now Accelovance, we have paid €3.5 million (US$3.7 million), €6.3 million (US$6.6 million) and €5.1 million (US$5.4 million) during the years ended December 31, 2016, 2015 and 2014, respectively.

FRI License Agreement

We entered into an exclusive license agreement with FUJIFILM RI Pharma, Co., Ltd., or FRI in June 2015, under which we provided FRI and its affiliates an exclusive, royalty-bearing license, without the right to sublicense, under certain patent rights, know-how and trademarks to develop, commercialize and sell lutetium Lu 177 dotatate (Lutathera®) in Japan for the treatment of tumors bearing somatostatin receptors, including NETs, for an initial term that commenced in June 2015 and will continue until ten years after the granting of the first marketing authorization for lutetium Lu 177 dotatate (Lutathera®) in Japan. Pursuant to the license agreement, we are eligible to receive a royalty on net sales, at a percentage ranging from the low single digits to the low teens. We are also eligible to receive under the agreement milestone payments in an aggregate of up to €4.5 million (US$4.7 million) depending upon receipt of marketing authorization for lutetium Lu 177 dotatate (Lutathera®) in Japan and based upon FRI reaching specified levels of annual sales of lutetium Lu 177 dotatate (Lutathera®) in Japan. During the initial term, either party may terminate upon prior written notice upon the other party’s material breach, insolvency, or failure to achieve certain diligence obligations. We can terminate the agreement upon prior written notice in the event of change of control in FRI under certain circumstances. After the initial term, the agreement will be automatically renewed for successive two year periods unless either party gives written notice of termination a specified number of days prior to the expiration of the then-current term or terminated by either party upon prior written notice for breach, subject to a cure period.

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

Lutetium Lu 177 dotatate (Lutathera®) has been granted Fast-Track designation by the FDA. Fast-Track is designed to facilitate the development of and expedite review of, product candidates that treat serious conditions and fill an unmet medical need.

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

Lutetium Lu 177 dotatate (Lutathera®) has been granted Priority Review designation by the FDA.

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

Lutetium Lu 177 dotatate (Lutathera®) and our Somakit products were each granted orphan drug designation in the United States.

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

Efforts are being made by the regulators and related stakeholders to implement the new clinical trial regulation (Regulation EU No 536/2014), which has yet to become applicable.

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

Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, to adopt an opinion as to whether a marketing authorization should be granted. In practice the process takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. The opinion produced by the CHMP is sent to the European Commission and used in reaching the final decision.

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

Accelerated Assessment Procedure

When appropriate, we may seek accelerated assessment for our products being submitted under centralized procedure. When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to article 14, paragraph 9 of Regulation 726/2004. On September 20, 2016, we announced that lutetium Lu 177 dotatate (Lutathera®)’s accelerated review was modified to a standard review period due to additional clarifications requested by the EMA, as well as their request to inspect one of the contract research organizations used by us.

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

Orphan Drug Designation

Regulation 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish:

(a)(i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Community when the application is made, or (ii) that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Community would generate sufficient return to justify the necessary investment; and

(b) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, the drug will be of significant benefit to those affected by that condition.

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

We have applied for and been granted orphan status in the European Union for lutetium Lu 177 dotatate (Lutathera®), 68Ga-DOTATATE and 68Ga-DOTATOC and 68Ga-NeoBOMB1.

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

The EMA is working with a wide range of stakeholders, including the European Commission, pharmaceutical companies, national medicines regulatory authorities, patients and healthcare professionals, to ensure effective implementation. The majority of the legislation was implemented in 2016.

Background to the Legislation

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

The legislation forms part of a three-piece “pharmaceutical package” and amends existing pharmacovigilance legislation contained in Directive 2001/83/ EC and Regulation (EC) No. 726/2004.

Impacts of the Legislation on Marketing Authorization Holders

Marketing authorization applicants and holders are impacted by the legislation in a number of key areas. The legislation aims to:

•	make roles and responsibilities clear;

•	minimize duplication of effort;

•	free up resources by rationalizing and simplifying PSURs and adverse drug reaction reporting; and

•	establish a clear legal framework for post-authorization monitoring.

Examples of impacts on marketing authorization holders and applicants include:

•	EudraVigilance/adverse drug reaction reporting: Following a successful audit, marketing authorization holders submit adverse drug reaction reports only into EudraVigilance. Previously, reports went via the individual national competent authority, including reporting of medication errors that resulted in an adverse reaction.

•	Simplified safety monitoring:

•	PSURs have a single assessment for the same active substance or a combination of active substances;

•	routine PSUR reporting is no longer necessary for products with low risk or for old or established products unless concerns arise;

•	PSUR reporting is electronic following the establishment of an EU repository. PSURs are sent directly to the EMA;

•	there is a strengthened legal basis for requesting post-authorization safety studies, or PASSs, and post-authorization efficacy studies, or PAESs from the pharmaceutical industry; and

•	risk management systems are required for all newly authorized medicines.

•	Referrals: All pharmacovigilance referrals are discussed by the Pharmacovigilance Risk Assessment Committee and the CHMP, or the Coordination Group for Mutual Recognition and Decentralised Procedures — Human. Opinions are adopted as a result.

•	Inspections and pharmacovigilance systems: Marketing authorization holders are required to maintain a pharmacovigilance system master file, or PSMF permanently available for submission or inspection by the national competent authority. The PSMF replaced the detailed description of the pharmacovigilance system, or DDPS.

•	Supply of medicinal product information to the EMA: Regulation 1235/2010 states that by July 2, 2012, marketing authorization holders must have submitted information to the EMA on medicinal products for human use authorized or registered in the European Union using an electronic format provided by the EMA. Marketing authorization holders are also responsible for maintaining this information once submitted.

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

Within the pharmaceutical business sector, marketing authorization holders and other competent authorities are responsible for ensuring that a structure is in place so that individual case safety reports are captured at a local level and properly reported into central functions. Ongoing monitoring and evaluation of reported cases are diligently performed to timely detect any early safety signals. Appropriate corrective measures are applied whenever necessary, and are covered by various quality tools, templates, record-keeping mechanisms, and other functions.

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

The law in relation to the carriage of dangerous goods by road sets out duty holders/participants with certain responsibilities. The participants with specific legal duties are the consignor, carrier, driver and vehicle crew, packer, filler, loader, unloader, tank-container/portable tank operator, consignee and the Dangerous Goods Safety Adviser.

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

Some of these laws and regulations provide for liability in the event of contamination at our facilities or in connection with the transportation of our products. We could be held liable for the costs of cleanup or be subject to third-party claims, including claims for personal injury or property damage, should contamination of the environment or exposure to radioactive or hazardous materials occur. We could also be subject to, among other sanctions and significant fines for failure to comply with applicable environmental, health and safety laws and regulations.

Our facilities where cyclotrons are installed and our cyclotrons eventually will need to be decommissioned and decontaminated and such facilities must be returned to their original state at the end of a facility’s useful life. In connection with this process, we will incur D&D costs and we have recorded a liability for such costs. We estimate the costs associated with D&D for a cyclotron-equipped production site to be approximately €0.6 million (US$0.6 million) per cyclotron. This estimate may differ based on factors such as country-specific requirements. Estimating the amount and timing of such future D&D costs includes, among other factors, making projections as to when a facility will retire or the useful life of a cyclotron.

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

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. As of the date of this annual report on Form 20-F, there are no material ongoing litigation, regulatory or other proceedings and we have no knowledge of any investigations by governmental or regulatory authorities in which we are a target that could have a material adverse effect on our current business. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position

Dividends and Dividend Policy

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

Subject to the requirements of French law, dividends may only be distributed from our statutory retained earnings. Moreover, we must allocate 5% of our unconsolidated net profit for each year, less any previous losses, to our legal reserve fund before dividends, should we propose to declare any, may be paid for that year, until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. See “Item 10. Additional Information—B. Articles of Association—Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in Euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

C.       Organizational Structure

We were incorporated as a société à responsabilité limitée, or SARL, under the laws of the French Republic on March 4, 2002 and converted into a société anonyme, or S.A, on August 19, 2002. Prior to our initial public offering, we were a privately owned company. We are registered in Bourg en Bresse, France. Our principal executive offices are located at 20 rue Diesel, 01630 Saint Genis Pouilly, France and our telephone number at this address is +33 (0) 4 50 99 30 70.

For a list of our subsidiaries as of December 31, 2016, see section 7 of our consolidated financial statements.

D.       Property, Plant and Equipment

We have developed a pan-European manufacturing network with 19 production facilities (including seven with R&D capabilities) and one facility dedicated exclusively to R&D in Nantes, France. We are in the process of opening our first U.S. manufacturing facility in Millburn, NJ to produce lutetium Lu 177 dotatate (Lutathera®). Our Millburn facility will serve as a distribution center for NETSPOT®. Commercial production of GLUSCAN started at the new Murcia site in February 2017. Our sales and distribution network is based in 9 countries and reaches markets in 19 countries excluding IDB markets. We have a total of 27 production and R&D sites and office locations (we house two of our entities at the same offices in Geneva, Switzerland), in 13 countries.

Location	Offices Only	PET Production	SPECT Production	Enriched Water Production	Therapy	R&D
Saint-Genis-Pouilly, France (Headquarters)		x				x
Troyes, France		x
Béthune, France		x
Nantes, France						x
St. Cloud, Paris, France		x				x
Marseille, France		x				x
Colleretto Giacosa, Italy		x			x	x
Saluggia, Italy (Gipharma)			x		x	x
Meldola, Italy		x				x
Pozzilli, Italy		x
Almuna de Dona Godina, Spain		x			x
Barcelona, Spain (Barnatron)		x				x
Barcelona, Spain (Cadisa)			x
Madrid, Spain	x
Murcia, Spain		x
Porto, Portugal		x
Lisbon, Portugal	x
Geneva, Switzerland (AAA Switzerland/AAA International)	x
Bonn, Germany		x
Munich, Germany		x
Erlangen, Germany		x
Warsaw, Poland		x
Baarle-Nassau, The Netherlands					x
Ravels, Belgium	x
Beer Tuvia, Israel (Marshall Isotopes)				x
Chilcompton, United Kingdom (IEL)	x
New York, USA	x
Millburn, USA					x
Ottawa, Canada (Atreus)	x

We believe that all of our laboratories operate according to cGMP in accordance with European regulations.

Our production capacity and extent of utilization of our facilities is as follows:

•	PET production facilities: all sites combined are generally capable of producing up to 55 batches (at six curies of FDG, or 60 – 100 doses) per day, or between 12,000 and 13,000 batches per year, of F-18 products, with actual production estimated at approximately 75% of capacity, or approximately 9,000 to 10,000 batches. Due to the short half-life of F-18, exact capacity and utilization in terms of doses can differ significantly as a further delivery distance and more time (with resulting decay of the FDG) results in a higher dosage of FDG required in each batch produced.

•	SPECT production facilities: all sites combined are capable of producing approximately 5 million vials of SPECT product per year, with an average utilization rate of approximately 44% during the past five years, or approximately 2.2 million vials actually produced.

•	Enriched water: our enriched water facilities have a production capacity of 150 kilograms of water per year. Any enriched water which we do not immediately sell or use can be stored for short-term future sale.

•	The current capacity of the IDB facility, the company which we acquired in January 2016, is a weekly production yield of 7 TBq (5 production days and 2 targets per day for 10 targets per week). The facility operates today on average at 30% of its production capacity.

Our production and R&D resources represent what we believe to be one of our key competitive strengths, as they allow us to develop, manufacture and sell therapeutic and diagnostic products in all significant European markets while positioning us as a licensing and manufacturing partner for companies such as GE Healthcare and Eli Lilly that require qualified manufacturers for their existing and new PET products. Our manufacturing footprint is scalable. We currently manufacture lutetium Lu 177 dotatate (Lutathera®) at two facilities in Italy where we have the capacity to produce commercial-scale supplies of lutetium Lu 177 dotatate (Lutathera®). We are modifying our facility in Zaragoza, Spain, in order to have an additional production site for lutetium Lu 177 dotatate (Lutathera®) for the commercial launch of the product. In order to support the commercial launch of lutetium Lu 177 dotatate (Lutathera®) and to simplify our manufacturing logistics, we purchased a site in Millburn, NJ at a cost of approximately €8.9 million (US$9.4 million), to produce lutetium Lu 177 dotatate (Lutathera®) in the United States. We intend to commercialize lutetium Lu 177 dotatate (Lutathera®) with our own sales force in France, Germany, Italy, Spain, Portugal, Switzerland, The Netherlands, Belgium, Canada, Poland, the United Kingdom and the United States, and with partners in other countries.

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

A.       Operating Results

Overview

We are an innovative radiopharmaceutical company that develops, produces and commercializes radiolabeled pharmaceuticals and diagnostic nuclear medicines. Our products use trace amounts of radioactive compounds to treat diseases such as cancer or create functional images of organs and lesions. Our lead investigational radiotherapeutic product, lutetium Lu 177 dotatate (Lutathera®) is a novel compound in development for the treatment of neuroendocrine tumors, or NETs, a heterogeneous group of tumors arising from cells of the endocrine and nervous systems. Lutetium Lu 177 dotatate (Lutathera®) is designed to target somatostatin receptor positive NETs. Somatostatin is overexpressed in approximately 80% of NETs. Based on U.S. census data and European Union census data, we estimate the incidence of NETs for the combined populations of the United States and the European Union in 2016 was approximately 48,000. There are currently no approved radiotherapeutic products for the treatment of NETs and a limited number of current therapeutic treatment alternatives, mostly directed at symptom management. In April 2016, following completion of a pivotal Phase 3 trial of lutetium Lu 177 dotatate (Lutathera®) we submitted an NDA to the FDA for the treatment of gastroenteropancreatic NETs, including foregut, midgut, and hindgut NETs in adults. In December 2016, we received a complete response letter from the FDA in connection with our lutetium Lu 177 dotatate (Lutathera®), NDA. The complete response letter referred to deficiencies with our clinical datasets, among other issues, which precluded the FDA reviewers from performing the required independent analysis of our clinical studies. We are working to remediate these issues. We also submitted an MAA to the EMA for lutetium Lu 177 dotatate (Lutathera®) for the same indication in April 2016. In September 2016, we received requests from the EMA for additional clarifications. We are engaged in a review process to address these clarifications. Additionally, the EMA requested to inspect one of our contract research organizations. This inspection has been completed.

Key Metrics

	Year Ended December 31,
	2016		2015	2014
	US$(1)	Euro	Euro	Euro
	(US Dollars and Euros in thousands except percentages)
Financial metrics
Sales	115,360	109,325	88,615	69,865
Year-over-year percentage change	23.4%	23.4%	26.8%	29.8%
Operating income/(loss)	(20,572)	(19,496)	(9,534)	(8,599)
Net loss for the period	(26,690)	(25,294)	(17,001)	(10,803)
Adjusted EBITDA(2)	(7,908)	(7,494)	1,787	3,394
Adjusted EBITDA margin(2)	(6.9)%	(6.9)%	2.0%	4.9%
Net cash (used)/from operating activities	(5,229)	(4,955)	(3,796)	2,363
Cash and cash equivalents	234,339	222,080	118,886	45,096

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

(2)	Adjusted EBITDA and Adjusted EBITDA margin are not calculated in accordance with IFRS. A reconciliation of these non-IFRS measures to their most directly comparable IFRS-based measures along with a summary of the measures and their material limitations are included in “Item 3. Key Information—A. Selected Financial Data—Other Financial Metrics.”

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

Factors Affecting Our Results of Operations

Growing Demand and Sales

Over the past few years, we have seen an increase in demand for molecular nuclear medicine products as a result of an increased focus on tailored patient treatment. Improvements in PET and SPECT technology, as well as our manufacturing expertise and know-how, have enabled us to innovate in our development of molecular nuclear diagnostics for and molecular nuclear therapeutic treatment of serious conditions.

We realize sales from our PET and SPECT products, enriched water and product candidates, including lutetium Lu 177 dotatate (Lutathera®). We also realize sales of products and product candidates we manufacture for third parties. Sales are recognized when the following conditions are met: there is an agreement between the parties; the goods have been delivered or the services rendered; the price is fixed or can be reliably measured; and it is probable that future economic benefits from the transaction will flow to us. Rebates and discounts granted to customers are deducted from the corresponding sales.

Our total sales were €109.3 million (US$115.4 million) for the year ended December 31, 2016, €88.6 million (US$93.5 million) for the year ended December 31, 2015, and €69.9 million (US$73.8 million) for the year ended December 31, 2014. Historically, we have derived most of our sales from the sale of Gluscan, which represented 39.8%, 47.5% and 46.8% of our total sales in fiscal years 2016, 2015 and 2014, respectively. We expect that sales of Gluscan and our other PET products will grow over the coming years as we seek new markets, obtain new customers for Gluscan and obtain marketing approval for FLUOROCHOL/ AAACholine and DOPAVIEW in additional European countries. In addition, with one of the largest manufacturing networks and one of the broadest product portfolios in the European market, we expect to be able to successfully compete to manufacture and/or distribute new proprietary third-party products that are expected to enter the PET market and to increase our sales by working with the owners of these products. We expect sales of our SPECT products to grow modestly as we continue to develop or seek to acquire products or promising product candidates.

We believe that lutetium Lu 177 dotatate (Lutathera®), our principal therapeutic molecular nuclear medicine candidate, will generate demand with significant growth potential due to its potential ability to provide improved patient outcomes in the treatment of midgut NETs, a significant unmet medical need. We submitted the NDA to the FDA and the MAA to the EMA for lutetium Lu 177 dotatate (Lutathera®) in April 2016. The FDA accepted our NDA in June 2016 and granted it Priority Review. We received a complete response letter from the FDA in December 2016 identifying deficiencies with our clinical datasets for lutetium Lu 177 dotatate (Lutathera®), among other issues, which we are working on resolving with our contract research organizations (see “Item 3. Key Information—D. Risk Factors—Regulatory and Compliance Risks—In response to a complete response letter issued by the FDA in connection with our NDA for lutetium Lu 177 dotatate (Lutathera®), we must revise our data format and resolve the issues identified, which has delayed the review of lutetium Lu 177 dotatate (Lutathera®)’s NDA). We expect to commence commercial sales of lutetium Lu 177 dotatate (Lutathera®) as soon as practicable following FDA approval or EMA marketing authorization.

Costs of Raw Materials

The costs of our raw materials are generally subject to price fluctuations. Historically, however, other than enriched water, we have not experienced significant price fluctuations from our principal suppliers, although we can provide no assurance on price fluctuations or the lack thereof in the future.

As a result of experiencing significant price fluctuations for enriched water, a key component in our radiopharmaceutical manufacturing, we acquired Marshall in 2011 to secure our own price-stable source of enriched water. We have taken similar actions with our most recent acquisition of IDB and may take similar actions in the future to in-source other raw materials for our manufacturing. To date, we have been able to mitigate raw material cost increases due to our significant scale and the resulting efficiencies in our supply chain.

Raw materials for the production of lutetium Lu 177 dotatate (Lutathera®) historically represented a high percentage of sales in the early stages of our compassionate use and named patient basis programs, but this percentage has decreased due to the increase in sales volume and our implementation of a new pricing policy for lutetium Lu 177 dotatate (Lutathera®). We expect these costs to further decrease on a percentage basis primarily due to the recent acquisition of IDB, the lower cost of sourcing of Lutetium and the expected sales price of lutetium Lu 177 dotatate (Lutathera®) once we will be able to sell following the required Marketing Authorization.

R&D Costs and Investments

Since our founding, we have focused on building a broad portfolio of molecular nuclear medicine products. Building this portfolio requires significant up-front costs.

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

Total expenditures on R&D for fiscal year 2016 were €13.8 million (€14.7 million and €10.5 million for fiscal years 2015 and 2014 respectively), primarily related to the development of lutetium Lu 177 dotatate (Lutathera®). These consist of personnel costs of €4.0 million, including share-based payments for R&D personnel, for fiscal year 2016 (€2.2 million and €2.4 million for fiscal years 2015 and 2014 respectively), and other operating costs amounting to €9.8 million for fiscal year 2016 (€12.5 million and €8.1 million for fiscal years 2015 and 2014 respectively).

At December 31, 2015, R&D costs recorded in our statement of financial position as other intangible assets consisted of acquired in-process R&D for €17.1 million principally resulting from the acquisitions of Atreus and BioSynthema in 2010 (€16.1 million in 2014). The carrying value of these intangible assets increased to €17.8 million at December 31, 2016, primarily due to exchange rate fluctuations.

R&D costs may fluctuate from period to period, as our product candidates enter various stages of development. For example, for the years ended December 31, 2016, 2015 and 2014, we incurred significant development costs related to our Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®). We expect to continue to incur development costs related to lutetium Lu 177 dotatate (Lutathera®), as well as other planned or future clinical trials for the other products candidates in our pipeline. See “Item 4. Information on the Company—B. Business Overview—Our Product Candidates in Clinical Development.”

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

For fiscal year ended December 31, 2016, we recorded a net financial loss of €5.5 million, consisting of finance income of €8.1 million and finance costs of €13.6 million. Of these finance costs, €12.5 million was related to an increase in our other long-term liabilities following the update of contingent consideration amounts due principally to the former BI Shareholders and Atreus Shareholders described below. Of these finance income, €6.9 million was related to the net foreign exchange gain mainly due to the conversion of the U.S. dollar denominated cash position into our Euro reporting currency.

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

Under the BioSynthema sale and purchase agreement, we are required to pay a variable royalty amount to the BI Shareholders, consisting of a low- to mid-single-digit percentage of annual net sales of lutetium Lu 177 dotatate (Lutathera®), if our gross profit margin with respect to sales of lutetium Lu 177 dotatate (Lutathera®), as defined in the agreement, within that year exceeds 30%. This consideration is payable annually for ten years following EMA marketing authorization or FDA approval for lutetium Lu 177 dotatate (Lutathera®).

The aggregate variable and fixed milestone payments due to the BI Shareholders pursuant to the BioSynthema sale and purchase agreement are considered to be a liability classified contingent consideration under IFRS-3. The fair value of this contingent consideration was recognized initially as part of the consideration transferred, measured at its acquisition date fair value. The contingent consideration liability is remeasured to fair value at each reporting date until the contingency is resolved. Changes in the fair value of this contingent consideration liability are recognized in the income statement as finance cost or income. For the six months ended June 30, 2015 and for the fiscal year 2014, our principal assumption for purposes of determining the net present value of this financial obligation was, other than sales forecasts, a 67% probability of successfully commercializing lutetium Lu 177 dotatate (Lutathera®) and obtaining reimbursement, estimated by us based on the stage of lutetium Lu 177 dotatate (Lutathera®)’s development at period end. Since September 30, 2015, we have revised this probability to 80% following the substantial completion of lutetium Lu 177 dotatate (Lutathera®)’s pivotal Phase 3 trial and based on the current stage of the product development at that date. The contingent liability owed to the BI Shareholders has increased to €46.2 million at December 31, 2016 versus €33.8 million at December 31, 2015. The increase versus December 31, 2015 is due to an updated business case with modified assumptions regarding prices and dose numbers sold as well as launch schedules in the different countries in which we forecast to sell the product once we have obtained marketing approval. If the probability of successfully bringing lutetium Lu 177 dotatate (Lutathera®) to commercialization with reimbursement were to be increased to 100%, our contingent consideration liability would have amounted to €57.7 million at December 31, 2016. We also applied a discount rate of 10% to the expected cash outflows to reflect the time value of money and the estimated risks to realizing the future cash flows. An increase or decrease of 1 percentage point in the discount rate would lead to a decrease of €2.3 million or an increase of €2.5million of our contingent consideration liability, respectively at December 31, 2016. An increase or decrease of 5% in the value of the Euro against foreign currencies would lead to a decrease of €1.5 million or an increase of  €1.7 million of our contingent consideration liability, respectively, at December 31, 2016. Other items could have an impact on the contingent consideration such as the timing of marketing authorization in the various jurisdictions or the future selling prices.

For the change in the fair value of the BioSynthema contingent consideration liability, we recorded finance costs of €12.4 million and €3.9 million for the year ended December 31, 2016 and December 31, 2015, respectively The charge for the year ended 2016 is mainly due to the updating of future sales projections including the payment schedule, and to a lesser extent by the exchange rate fluctuations between the U.S. dollar and the Euro, and by the unwinding of the discount. We revised our business plan to take into account some modified assumptions. These consist primarily of revised sales price assumptions and a revised sales launch schedule in the United States and in some European countries compared to the previously assumed single launch date for all the major European countries. The total contingent consideration liability amounted to €46.2 million, €33.8 million and €29.8 million at December 31, 2016, 2015 and 2014, respectively.

Under the Atreus sale and purchase agreement which was concluded on December 18, 2014, we are required to pay fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin V-128. We are also required to pay a low single digit percentage royalty on sales for a duration of ten years following receipt of the first market authorization. Our principal assumptions at December 31, 2016 were that (1) we would obtain such regulatory approvals in 2022 (assumed 2019 in our 2015 financial statement and 2018 in our 2014 financial statements) (2) with a probability of occurrence of 70% for 2017 anniversary payments and milestones payments, 50% for 2018 and 2019 anniversary payments and milestones payments, 20% for 2020 and 2021 anniversary payments and milestones payments, and 30% for further milestone payments and for royalty payments (3) a discount rate of 10% on expected cash flows.

On this basis, the contingent consideration amounted to €5.5 million, €6.3 million and €6.0 million at December 31, 2016, 2015 and 2014, respectively. A payment of €0.3 million explains the decrease between years 2016 and 2015. The resulting finance income of €0.5 million for the year ended December 31, 2016 is mainly due to the revised business plan and revised future sales projections of Annexin, partially offset by the unwinding of certain discounts. If the probability of successfully bringing Annexin V-128 to commercialization with reimbursement were to be increased to 100%, our contingent consideration would have amounted to €17.8 million at December 31, 2016. An increase or decrease of 1 percentage point in the discount rate would respectively result in a decrease of €0.5 million or an increase of €0.5 million in the contingent consideration liability. An increase or decrease of 5 percentage points in the value of the Canadian dollar against the Euro would result in a decrease of €0.1 million or an increase of €0.2 million in the contingent consideration liability. Other items could have an impact on the contingent consideration such as the timing of marketing authorization in the various jurisdictions or the future selling prices.

Acquisitions

Our results of operations are significantly affected by our past acquisitions. We incorporate an acquired business into our results of operations on the date we obtain control of the business, which affects the comparability of sales for such period with prior periods. Similarly, our results for the year ended December 31, 2016 may not be directly comparable to the results for the year ended December 31, 2015, which do not reflect the effect on our results of operations of the acquisition of IDB in January 2016 and the PetNet business in May 2016.

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

Personnel Costs, Including Share-Based Compensation

Personnel costs consist of compensation for employees in all functions (including salaries, social charges such as pension and medical plans and share-based compensation). We expect our personnel costs to increase in absolute Euros as we continue to expand our operations in Europe and the United States and hire additional personnel, particularly since we intend to establish our own sales and distribution network in the United States for lutetium Lu 177 dotatate (Lutathera®) and potentially other product candidates.

Since becoming a public company our personnel costs have increased and we expect this to continue. In addition, we incurred additional personnel costs related to our initial public offering in the second half of 2015 as a result of bonuses paid to management and certain employees totaling approximately €1.2 million.

Share-based compensation consists of grants of rights to acquire free shares pursuant to our Free Share Plans and also of stock options and warrants. Share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant. For the Free Share Plans which were implemented before our initial public offering, the fair value of the share price at the date of the grant was determined by reference to the subscription price used for the most recent share capital increase that occurred prior to the date of the grant. Since the IPO, the fair value of the share grants has been determined by reference to the share market price. For the stock option plan and the 2015 and 2016 warrant plans, the fair values have been determined by using the Black-Scholes option pricing model. For a summary of our capital raises, see “Item 10. Additional Information—B. Articles of Association—History of Securities Issuances.” There are only service-based vesting conditions attached to these plans. Based on historical trends, we have assumed that 95% of the free shares allocated pursuant to our Free Share Plans will eventually be acquired by our employees. We have also assumed that approximately 95% of the stock options allocated will be exercised and 100% of the warrants. In 2015, the warrants were granted to six non-executive board members and in 2016, to seven non-executive board members (out of which only five members decided to subscribe); we assumed that 100% of these warrants will be used and exchanged into shares.

Share-based compensation expense is recorded under personnel costs and is recognized over the service period.

Subsidies, Including the Crédit d’Impôt Recherche (Research Tax Credit) (CIR)

We benefit from subsidies, primarily from the CIR in France. The CIR is calculated on our claimed amount of eligible R&D expenditures in France and represented income of €1.9 million (US$2.0 million) €4.2 million (US$4.4 million) and €3.3 million (US$3.5 million) in fiscal years 2016, 2015 and 2014 respectively. Costs and expenditures that are eligible for the calculation and eventual claim of the CIR are determined by the Agence Nationale de la Recherche (The French Research and Technology Agency). We record these subsidies in our consolidated statement of income under “Other operating income”.

We are currently being audited for the fiscal years 2013, 2014 and 2015 by the French tax authorities. The preliminary report established by the assigned CIR expert challenges the eligibility of several of our R&D projects and expenses. The claims include, but are not limited to, not recognizing the required innovativeness of our projects and missing or insufficient documentation. The financial consequences of this audit remain uncertain. With the support of qualified external experts from a company specializing in CIR matters, we have reviewed all of our projects and expenses for the period from 2013 to 2016. As a consequence of this review and on the recommendation of these experts, we have taken a provision of €5.1 million in our financial statements closed at December 31, 2016. This provision corresponds to our current best estimate of the CIR amount we may eventually not be able to claim. We may reassess this provision based on our discussion with the fiscal authorities.

Other Components of Our Results of Operations

Other Operating Expenses

Other operating expenses principally consist of third-party transport costs of PET products delivered to our customers, consulting and other professional services, such as legal services, operating lease expenses and various administrative expenses, repairs and maintenance of production equipment and the buildings in which such equipment is located, non-inventoried purchases, travelling expenses and communication costs and services relating to R&D provided by external experts and companies. Since becoming a public company we incurred additional expenses related to outside legal counsel, accounting and auditing activities, compliance with public company reporting and corporate governance requirements, increased insurance requirements and enhancing our internal control environment.

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

Net Loss for the Period Attributable to Owners of the Company

Net loss for the period attributable to owners of the company reflects net loss for the period less non-controlling interest. Our non-controlling interests consisted primarily of the 49.9% interest we did not own in each of Atreus and Umbra (now AAA Germany GmbH) until December 2014. We acquired the non-controlling interests in AAA Germany GmbH and Atreus in the last quarter of 2014 and as a consequence do not show any non-controlling interest in the financial statements at and for the years ended December 31, 2015 and 2016.Year ended December 31, 2016 compared to year ended December 31, 2015

The following table summarizes certain of our financial and operating data for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016		2015	% Change from prior year
	US$(1)	Euro	Euro
	(US Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	115,360	109,325	88,615	23%
Raw materials and consumables used	(27,115)	(25,697)	(18,335)	40%
Personnel costs	(44,006)	(41,704)	(29,520)	41%
Other operating expenses	(56,617)	(53,655)	(44,814)	20%
Other operating income	4,471	4,237	5,841	(27%)
Depreciation and amortization	(12,665)	(12,002)	(11,321)	6%
Operating loss	(20,572)	(19,496)	(9,534)	104%
Finance income (including changes in fair value of contingent consideration)	8,509	8,064	1,156	598%
Finance costs (including changes in fair value of contingent consideration)	(14,364)	(13,613)	(7,852)	73%
Net Finance Loss	(5,855)	(5,549)	(6,696)	(17)%
Loss before income taxes	(26,427)	(25,045)	(16,230)	54%
Income taxes	(263)	(249)	(771)	(68)%
Net loss for the period	(26,690)	(25,294)	(17,001)	(49)%

Non-controlling interests			—-
Loss per share:
Basic (US$ and € per share)	(0.33)	(0.31)	(0.25)	24%
Diluted (US$ and € per share)	(0.33)	(0.31)	(0.25)	24%
Weighted average ordinary shares outstanding used in computing per share amounts:
Basic	80,594,980	80,594,980	66,943,481
Diluted	80,594,980	80,594,980	66,943,481

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

Sales

Sales increased by 23%, or €20.7 million, from €88.6 million for the year ended December 31, 2015 to €109.3 million for the year ended December 31, 2016. The increase was due to:

•	the impact of the acquisitions of IDB for €7.9 million and of the PetNet business for €1.4 million;

•	the increased sales of lutetium Lu 177 dotatate (Lutathera®) of €3.8 million on both a named patient and compassionate use basis;

•	the continued growth in PET sales for €4.8 million; and

•	a remaining net increase of € 2.8 million mainly due to the increase in sales of Others products partially offset by unfavorable foreign exchange differences mainly due to the Pound Sterling.

Raw Materials and Consumables Used

Raw materials and consumables used increased 40% from €18.3 million for the year ended December 31, 2015 to €25.7 million for the year ended December 31, 2016. The change was mainly the result of an increase in sales and changes to our product mix.

Personnel Costs

Personnel costs increased 41% from €29.5 million for the year ended December 31, 2015 to €41.7 million for the year ended December 31, 2016, primarily due to an increase in the number of employees from 403 employees at December 31, 2015 to 501 employees at December 31, 2016.

The increase in the number of employees resulted in increased salaries and social charges and other benefits. Social charges and other benefits, such as retirement and healthcare plans, which are generally subject to inflation, are paid according to industry conventions and/or national guidelines.

Also, in preparation for the potential launch of lutetium Lu 177 dotatate (Lutathera®) in the United States and in Europe, we hired senior and other personnel at generally higher salaries than our previous average salary costs.

Furthermore, the adoption and use of a new Stock Option Plan in 2016 resulted in additional costs that we did not have in the year ended December 31, 2015. The expense recognized for stock options and free share plans in the consolidated statement of income (loss) for the year ended December 31, 2016 was €7.2 million versus €1.8 million for the year ended December 31, 2015.

Other Operating Expenses

Other operating expenses increased 20% from €44.8 million for the year ended December 31, 2015 to €53.7 million for the year ended December 31, 2016, primarily as a result of (1) €5.1 million provision for risk related to the audit of research tax credits in France, (2) communication costs (an increase of   €1.6 million), (3) repairs and maintenance (an increase of  €0.9 million), (4) travel expenses (an increase of  €1.2 million), (5) lease and other administrative expenses (an increase of  €1.8 million), (6) third-party transportation expenses (an increase of  €1.0 million), principally attributable to increased sales, and (7) use of consulting and other professional services (an increase of   €1.2 million), partially offset by a decrease of  €2.6 million in external R&D services.

Other Operating Income

Other operating income decreased 27% from €5.8 million for the year ended December 31, 2015 to €4.2 million for the year ended December 31, 2016.

Depreciation and Amortization

Depreciation and amortization increased 6%, from €11.3 million for the year ended December 31, 2015 to €12.0 million for the year ended December 31, 2016.

Operating Loss

As a result of the above, we had an operating loss of €19.5 million for the year ended December 31, 2016, compared to an operating loss of €9.5 million for the year ended December 31, 2015, an increase in loss of €10.0 million.

Finance Income (Including Changes in Fair Value of Contingent Consideration)

Finance income increased 598% from €1.2 million for the year ended December 31, 2015 to €8.1 million for the year ended December 31, 2016 of which €6.9 million was the result of a favorable foreign exchange gain mostly due to the gain on cash and cash equivalents held in USD.

Finance Costs (Including Changes in Fair Value of Contingent Consideration)

Finance costs increased 73% from €7.9 million for the year ended December 31, 2015 to €13.6 million for the year ended December 31, 2016. The increase of €5.7 million was primarily due to a €7.1 million increase in the contingent consideration charge partially offset by a reduction of  €1.3 million in net foreign exchange loss. See “— Factors Affecting Our Results of Operations — Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.”

Income Taxes

The net income tax expense decreased from €0.8 million for the year ended December 31, 2015 to €0.3 million for the year ended December 31, 2016. The net income tax expense at December 31, 2016 results from:

•	a deferred tax income of €2.2 million (€1.8 million at December 31, 2015) mainly related to the recognition of a deferred tax income on AAA USA tax loss for the period that can be utilized against available taxable temporary differences;

•	a current tax expense of € 2.5 million (€ 2.5 million at December 31, 2015) mainly generated in Italy, the Netherlands, Israel and Spain.

The income tax rate in most of the countries in Europe in which we operate is between 15% and 32.8%. Our entities in France, the United States, Canada, Poland and Germany did not generate taxable income for the year ended December 31, 2016 or for the year ended December 31, 2015. The current income tax expense was mainly generated in Italy, the Netherlands, Israel and Spain.

Net Loss for the Period

Net loss for the period increased €8.3 million from €17.0 million for the year ended December 31, 2015 to €25.3 million for the year ended December 31, 2016.

Year ended December 31, 2015 compared to year ended December 31, 2014

The following table summarizes certain of our financial and operating data for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014	% Change from prior year
	US$(1)	Euro	Euro
	(US Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	93,507	88,615	69,865	26.8%
Raw materials and consumables used	(19,347)	(18,335)	(14,597)	25.6%
Personnel costs	(31,150)	(29,520)	(21,089)	40.0%
Other operating expenses	(47,288)	(44,814)	(35,025)	26.9%
Other operating income	6,163	5,841	4,240	29.4%
Depreciation and amortization	(11,946)	(11,321)	(11,993)	(5.6)%
Operating loss	(10,060)	(9,534)	(8,599)	10.9%
Finance income (including changes in fair value of contingent consideration)	1,220	1,156	582	191.9%
Finance costs (including changes in fair value of contingent consideration)	(8,285)	(7,852)	(2,382)	257.5%
Financial Loss	(7,066)	(6,696)	(1,800)	271.9%
Loss before income taxes	(17,126)	(16,230)	(10,399)	56.1%
Income taxes	(814)	(771)	(404)	91.0%
Net loss for the period	(17,939)	(17,001)	(10,803)	57.4%
Attributable to owners of the company	(17,939)	(17,001)	(9,499)	79.0%
Non-controlling interests	—	—	(1,304)	(100.0)%
Loss per share:
Basic (US$ and € per share)	(0.26)	(0.25)	(0.15)	66.7%
Diluted (US$ and € per share)	(0.26)	(0.25)	(0.15)	66.7%
Weighted average ordinary shares outstanding used in computing per share amounts:
Basic	66,943,481	66,943,481	61,884,911
Diluted	66,943,481	66,943,481	61,884,911

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

Sales

Sales increased 26.8%, or €18.7 million, from €69.9 million for the year ended December 31, 2014 to €88.6 million for the year ended December 31, 2015. The increase was due to changes in our product mix and increased volumes as follows:

•	€10.9 million resulted from increased PET sales, including Gluscan, to new and existing customers, with €1.9 million of such sales resulting from an increase in sales of IASOcholine;

•	the remainder resulted from increased sales of lutetium Lu 177 dotatate (Lutathera®) on both a named patient and compassionate use basis and increased sales of other products to existing and new customers; and

•	the increase in our product sales resulted primarily from our retention and development of existing and new client relationships, as well as increased demand for PET products in the markets in Europe where we market and sell our products.

Raw Materials and Consumables Used

Raw materials and consumables used increased 26% from €14.6 million for the year ended December 31, 2014 to €18.3 million for the year ended December 31, 2015. The change was mainly the result of an increase in sales and changes to our product mix.

Personnel Costs

Personnel costs increased 40% from €21.1 million for the year ended December 31, 2014 to €29.5 million for the year ended December 31, 2015, primarily due to an increase in the number of employees from 332 employees at December 31, 2014 to 403 employees at December 31, 2015.

Also, in preparation for the potential launch of lutetium Lu 177 dotatate (Lutathera®) in the United States and in the European Union we hired senior and other personnel at generally higher salaries than our previous average salary costs. Furthermore the adoption and use of a new Stock Option Plan in the second half of 2015 resulted in costs that were not represented previously. The expense recognized for stock options in the consolidated statement of income (loss) for the year ended December 31, 2015 was €0.6 million. We also incurred one-time costs due to the award of an initial public offering bonus (IPO Bonus) of €1.2 million to senior management and certain of our employees.

Other Operating Expenses

Other operating expenses increased 28% from €35.0 million for the year ended December 31, 2014 to €44.8 million for the year ended December 31, 2015, primarily as a result of  (1) external R&D services (an increase of  €3.2 million), (2) lease and other administrative expenses (an increase of €1.2 million), (3) communication (an increase of  €1.2 million), (4) use of consulting and other professional services (an increase of  €1.0 million), (5) third-party transportation expenses (an increase of  €1.0 million), principally attributable to increased sales, (6) travel expenses (an increase of  €0.5 million) and (7) taxes (an increase of  €0.5 million).

Other Operating Income

Other operating income increased 38% from €4.2 million for the year ended December 31, 2014 to €5.8 million for the year ended December 31, 2015, primarily as a result of increased income from the CIR, and an increase in subsidies received in France.

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

Finance Income (Including Changes in Fair Value of Contingent Consideration)

Finance income increased 199% from €0.6 million for the year ended December 31, 2014 to €1.2 million for the year ended December 31, 2015. The increase is primarily due to the gain on derivatives related to the foreign exchange contracts concluded by the Company in 2015.

Finance Costs (Including Changes in Fair Value of Contingent Consideration)

Finance costs increased 330% from €2.4 million for the year ended December 31, 2014 to €7.9 million for the year ended December 31, 2015. The increase of  €5.7 million is primarily due to an increase of  €3 million in the charge for a change in value of the contingent consideration related to our acquisition of BioSynthema, an increase of €0.8 million in the charge for a change in value of contingent consideration related to our acquisition of GE Healthcare’s Italian FDG-PET imaging agent business and an increase of  €0.6 million in the charge for a change in value of the contingent consideration related to our acquisition of Atreus for the year ended December 31, 2015 compared to the year ended December 31, 2014. See “— Factors Affecting Our Results of Operations — Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.” Finance costs are also impacted by a €1.4 million increase in foreign exchange loss mostly due to foreign currencies fluctuations against the Euro with main impacts in France on USD cash assets and in Israel on EUR loans to affiliates.

Income Taxes

Income taxes expenses increased 91% at €0.8 million for the year ended December 31, 2015 compared to €0.4 million for the year ended December 31, 2014. The income tax rate in most of the countries in Europe in which we operate is between 15% and 35%. Our entities in France, the United States, Canada, Poland and Germany did not generate taxable income for the year ended December 31, 2015 or for the year ended December 31, 2014. The current income tax expense was mainly generated in Italy, Spain and the United Kingdom.

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

Net Loss for the Period Attributable to Non-Controlling Interests

Net loss for the period attributable to non-controlling interests was €1.3 million for the year ended December 31, 2014. There is no further loss attributable to non-controlling interests for the year ended December 31, 2015 as we acquired the remaining non-controlling interest in Umbra (now AAA Germany GmbH) and Atreus at the end of 2014.

B.       Liquidity and Capital Resources

Funding Requirements

We primarily use cash to fund working capital requirements, R&D costs, capital expenditures and acquisitions of other businesses. To date, we have financed our operations primarily through sales of our ordinary shares and through loans. We have historically used a combination of cash and ordinary shares to finance our strategic acquisitions. At December 31, 2016 and December 31, 2015 we had €222.1 million and €118.9 million, respectively, of cash and cash equivalents.

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness;

•	changes in exchange rates, which will impact our generation of cash flows from operations when measured in Euros; and

•	our capital expenditure requirements.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;

•	the cost, timing and outcomes of regulatory approvals;

•	in addition to enhancing our European sales force, additional sales, marketing and distribution set-up costs associated with establishing a U.S. sales force;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	the number and characteristics of product candidates that we pursue;

•	our acquisition of other businesses or assets, including the acquisition of minority interests in operators or intellectual property rights relating to existing or future product candidates; and

•	expansion of our PET and SPECT production network.

Adequate funds may not be available on a timely basis, on acceptable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs and their underlying ordinary shares.

A change in the outcome of any of these variables with respect to the development of lutetium Lu 177 dotatate (Lutathera®) or any other product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the EMA or the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of lutetium Lu 177 dotatate (Lutathera®) or any other product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

For more information as to the risks associated with our future funding needs, see “Item 3. Key Information—D. Risk Factors.”

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2016		2015	2014
	US$(1)	Euro	Euro	Euro
	(US Dollars and Euros in thousands)
Net cash used in operating activities	(5,229)	(4,955)	(3,796)	2,363
Net cash used in investing activities	(37,365)	(35,410)	(11,699)	(8,437)
Net cash from financing activities	144,033	136,498	90,131	37,437
Net increase/(decrease) in cash and cash equivalents	101,440	96,133	74,636	31,363
Effect of exchange rate changes on cash and cash equivalents	7,451	7061	(846)	122
Cash and cash equivalents at the end of the year	234,339	222,080	118,886	45,096

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.0552 at December 31, 2016.

Operating Activities

Net cash used in operating activities was €5.0 million for the year ended December 31, 2016 compared to €3.8 million for the year ended December 31, 2015. The increased use of cash from operating activities is primarily explained by an increase in working capital and the ongoing expansion of the company and corresponding increases in personnel costs, office rent and general administrative expenses, partially offset by our increase in sales.

Net cash used in operating activities was €3.8 million for the year ended December 31, 2015 compared to €2.4 million net cash for the year ended December 31, 2014. The decrease was primarily due to a significant increase in working capital as well as the increased charges for our R&D efforts, primarily in the development of lutetium Lu 177 dotatate (Lutathera®) and the ongoing development of the Company and corresponding increased personnel costs, office rent and general administrative expenses, partially offset by our increase in sales.

Investing Activities

Net cash used in investing activities increased €23.7 million from €11.7 million for the year ended December 31, 2015 to €35.4 million for the year ended December 31, 2016. The increase was primarily due to the acquisition of the PetNet business in May 2016 for €2.2 million and the acquisition of IDB in January 2016 for a net cash outflow of  €20.2 million as well as €1.3 million in aggregate of deposits, intangible assets partly offset by interest received.

Net cash used in investing activities increased 38.7% from €8.4 million for the year ended December 31, 2014 to €11.7 million for the year ended December 31, 2015. The increase was primarily due to an increase in cash used for acquisition of property, plants and equipment of €2.4 million, mainly for the new production site under construction in the United States.

Financing Activities

Net cash provided by financing activities increased €46.4 million from €90.1 million generated for the year ended December 31, 2015 to €136.5 million generated during the year ended December 31, 2016.

The increase resulted primarily from our issuance of 4,539,473 American Depositary Shares (“ADSs”), which includes the full exercise of the underwriters’ option to purchase additional shares, as part of our share capital increase in October 2016 for total proceeds of €146.5 million, versus proceeds of  €97.1 million in 2015 from the issuance of 15,327,170 ordinary shares (this figure includes the issue of 755,000 employee free shares, which resulted in no cash inflow) for the period ended December 31, 2015.

The remainder is largely due to interest charges paid for loans and leases obtained from banks and other financial institutions, by the repayment of existing borrowings net of proceeds from new borrowings and by the payment of contingent liabilities to former owners of acquired companies for a total of €3.0 million.

Net cash provided by financing activities increased €52.7 million from €37.4 million for the year ended December 31, 2014 to €90.1 million for the year ended December 31, 2015. The increase resulted primarily from our issuance of 15,327,170 ordinary shares (this figure includes the issue of 755,000 employee shares, which resulted in no cash inflow) as part of our share capital increases, including our initial public offering, for the period ended December 31, 2015 for total proceeds of €97.1 million, versus proceeds of  €40.7 million in 2014 from the issuance of 8,212,295 ordinary shares as part of our share capital increase in February 2014.

The remainder is explained by interest charges paid for loans and leases obtained from banks and other financial institutions, by the repayment of existing borrowings net of proceeds from new borrowings and by the payment of contingent liabilities to former owners of acquired companies for a total of €3.2 million.

Financial Liabilities

At December 31, 2016, we had €16.3 million in financial current and non-current liabilities, including accrued interest, consisting of €4.4 million of financial lease obligations and €11.9 million of loans, a decrease of 28% and 24%, respectively, compared to the corresponding amounts at December 31, 2015.

At December 31, 2015, we had €21.8 million in financial current and non-current liabilities, including accrued interest, consisting of  €6.1 million of financial lease obligations and €15.7 million of loans, a decrease of 28.2% and 14.9%, respectively, compared to the corresponding amounts at December 31, 2014.

We provided guarantees in the form of rights to trade receivables, inventory, equipment, land and by a mortgage for a building on €5.1 million of loans as at December 31, 2016, €8.9 million as at December 31, 2015 and €10.9 million as at December 31, 2014. We benefited from the guarantee by OSÉO (now Banque Publique d’Investissement, or the Public Investment Bank) for €2.5 million of our loans at December 31, 2016, €3.5 million at December 31, 2015 and €4.5 million at December 31, 2014. The Public Investment Bank is a French public institution whose goal is to promote the development and financing of small and medium sized companies. We have used these loans and leases primarily for expanding our production footprint and acquiring property, plants and equipment. These loans and leases typically have a duration of five to ten years.

At December 31, 2016, €4.6 million of the total amount of financial liabilities bore interest at a floating rate and €11.7 million bore interest at a fixed rate. These loans and leases range from €0.1 million to €3.0 million in size with typical maturities in the range of five to ten years. The average annual interest rate for loans and leases financed at variable interest rates was1.96% while the average for loans or leases financed at fixed interest rates was 2.36%.At December 31, 2015, €6.1 million of the total amount of financial liabilities was at a floating interest rate and €15.6 million was at a fixed interest rate. These loans and leases range from €0.2 million to €3.0 million in size with typical maturities in the range of five to ten years. The average annual interest rate for loans and leases financed at variable interest rates was 1.94% while the average for loans or leases financed at fixed interest rates was 2.67%.

At December 31, 2014, €6.9 million of the total amount of financial liabilities bore interest at a floating rate and €20 million bore interest at a fixed rate. These loans and leases range from €0.1 million to €3.0 million in size with typical maturities in the range of five to ten years. The average annual interest rate for loans and leases financed at variable interest rates was 2.0% while the average for loans or leases financed at fixed interest rates was 2.7%

The following table presents information relating to contractual obligations for our financial liabilities outstanding at December 31, 2016.

Contractual Obligations	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	Amounts in thousands of (Euros)
Finance lease obligations(1)	1,002	3,018	337	4,357
Other loans and financial liabilities(1)	3,015	5,471	3,476	11,962
Total	4,017	8,489	3,813	16,319

(1)	Includes interest payments.

Other Non-Current Liabilities

At December 31, 2016, our other non-current liabilities were €49.9 million, consisting of €49.3 million of contingent consideration and fixed milestone payments due to the former owners of the acquired companies BioSynthema, Atreus, and GE Healthcare’s Italian FDG-PET imaging agent business. The principal contingent consideration relates to the acquisition of BioSynthema and consists of four fixed tranches of consideration, payable in cash and shares of the Company on reaching certain milestones as defined in the contract with BioSynthema. For a description of these arrangement, see “—A. Operating Results—Factors Affecting Our Results of Operations—Changes in Fair Value of Contingent Consideration and Their Effects on Financial Results.”

We have potential obligations and commitments under various agreements and contracts that may result in additional cash and share payments to our counterparties under agreements and contracts described below. The commitments and potential obligations are not recorded in our IFRS financial statements as they do not meet the definition of a liability or a provision. The principal obligations are described below:

•	We have no more milestones obligation towards Marshall, which we acquired in 2011. Previously, we were obligated to make milestone payments (50% paid in cash and 50% paid in our ordinary shares) if Marshall, comprising our enriched water operations, achieved certain earnings targets during the employment of a certain Marshall manager; this obligation ended in 2016. The results for the year 2015 were below the earn-out target and therefore AAA had no obligation to make any milestone payment in 2015.

•	Under a license agreement with IASON relating to IASOcholine, IASOflu and IASOdopa, we are obligated to pay IASON royalties for every batch of such products that we produce. In fiscal years 2014, 2015 and 2016, we recognized aggregate royalties of €0.4 million, €0.5 million and €0.4 million, respectively, to IASON.

•	Under a license agreement relating to products that are labeled with somatostatin analogues, we are obligated to pay a low- to mid-single-digit royalty on net sales of lutetium Lu 177 dotatate (Lutathera®), for the longer of (i) the period that the use or sale of lutetium Lu 177 dotatate (Lutathera®) is covered by a valid patent licensed under the agreement, or (ii) ten years from first commercial sale, in each case on a country-by-country basis.

In addition, in the course of normal business operations, we have agreements with contract service providers, such as Accelovance Europe S.r.l. and CROs to assist in the performance of our R&D, clinical trial and manufacturing activities. Expenditures on services from CROs represent a significant cost in clinical development. We could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require upfront payments and even long-term cash commitments.

Internal Control Over Financial Reporting

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act, or SOX, requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the 2016 annual financial statements, our management, including our Chief Executive Officer and Chief Financial Officer, identified material weaknesses in our internal controls over financial reporting. We also identified a larger number of significant deficiencies in our internal controls. As a result of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016. For additional information on internal controls over financing reporting, see “Item 15. Controls And Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting”.

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

Expenditure on development activities is capitalized as an internally generated intangible asset resulting from a development project if, and only if, all of the following criteria exist:

•	there is technical feasibility to complete the development project;

•	we have the intention to complete the project and to use or sell it;

•	we have the ability to use the intangible asset;

•	probability that the intangible asset is likely to generate future economic benefits;

•	there is availability of adequate technical, financial and other resources to complete the development project; and

•	we have the ability to measure reliably the expenditures allocated to the development project.

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

Our primary contingent consideration liability relates to payments owed to the BI Shareholders. The payments consist of three fixed milestone payments in cash and ordinary shares of the Company, in addition to the initial consideration of cash and shares paid. These milestones are based on reaching certain targets in the development of lutetium Lu 177 dotatate (Lutathera®). At December 31, 2016, we had paid the initial consideration and the first milestone payment. The contingent consideration also includes a variable royalty amount calculated at a low- to mid-single-digit percentage of future annual net sales of lutetium Lu 177 dotatate (Lutathera®), assuming that our gross profit margin with respect to lutetium Lu 177 dotatate (Lutathera®), as defined in the BioSynthema sale and purchase agreement, exceeds 30% for the relevant year. At December 31, 2016, 2015 and 2014, the main assumptions used in calculating the amount of this fixed and variable contingent consideration involved:

•	our sales forecasts for lutetium Lu 177 dotatate (Lutathera®), using our most recent respective business plans;

•	a 80% at December 31, 2016 and 2015and a 67% at December 31, 2014, probability of successfully commercializing lutetium Lu 177 dotatate (Lutathera®) and obtaining reimbursement, estimated by us based on the stage of lutetium Lu 177 dotatate (Lutathera®)’s development at the end of the reporting period; and

•	a discount rate of 10% to the expected cash outflows to reflect the time value of money and the estimated risks to realizing the future cash flows.

On this basis, the contingent consideration liability amounted to €46.2 million, €33.8 million and €29.8 million at December 31, 2016, 2015 and 2014, respectively. If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €57.7 million at December 31, 2016. An increase or decrease of one percentage point in the discount rate would respectively lead to a decrease of €2.3 million or an increase of €2.5 million, in the contingent consideration liability at December 31, 2016. An increase or decrease of 5 percentage points in exchange rate used in the calculation would respectively lead to a decrease of €1.5 million or an increase of €1.7 million in the contingent consideration liability at December 31, 2016. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

The resulting finance charge of  €12.4 million over the year ended December 31, 2016 is mainly due to the updating of future sales projections including payment schedules, and to a lesser extent due to the exchange rate fluctuations between the U.S. dollar and the Euro, and by the unwinding of the discount. The finance charge of €3.9 million for the fiscal year 2015 is mainly due to the increase in the probability of occurrence from 67% to 80% as the Company had substantially completed lutetium Lu 177 dotatate (Lutathera®) Phase 3 development at December 31, 2015 and to a lesser extent to the exchange rate fluctuations between the U.S. dollar and the Euro, and to the unwinding of the discount. Those impacts are partially offset by the updating of the business plan on future sales of lutetium Lu 177 dotatate (Lutathera®).

The Company revised the business plan of future sales of lutetium Lu 177 dotatate (Lutathera®) to take into account some modified assumptions. These consist primarily of a revised sales price in the United States combined with a change in launch schedule for some countries in Europe compared to the previously assumed launch date for all the major European countries.

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

At December 31, 2016, the main assumptions used in calculating the amount of this fixed and variable contingent consideration were the following:

•	Regulatory approval obtained in 2022 (previous assumption of 2018 was used until June 30, 2015);

•	Future sales of Annexin V-128 based on our most recent business plan;

•	Probability of occurrence: 70% for 2017, 50% for 2018 and 2019 anniversary payments and milestones payments, 20% for 2020 and 2021 anniversary payments and milestones payments and then 30% for further anniversary payments and milestone payments and for royalty payments, all of which require regulatory approval and/or commercial sales of Annexin V-128, estimated by us based on the stage of product development at the end of the reporting period; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of not realizing future cash flows.

On this basis, the contingent consideration amounted to €5.5 million and €6.9 million at December 31, 2016 and 2015, respectively. The resulting finance loss of €0.5 million for the year ended December 31, 2016 is mainly due to the revised forecast revenues of Annexin, revised probability of occurrence of successfully collecting anniversary and milestone payments and exchange rate fluctuations between the Canadian dollar and the Euro.

If the probability of occurrence was to be increased to 100% for all payments, the contingent consideration would have amounted to €17.8 million at December 31, 2016. An increase or decrease of 1 percentage point in the discount rate would lead to a decrease of €0.5 million or an increase of €0.5 million of the contingent consideration liability, respectively. An increase or decrease of 5 percentage points in the Canadian dollar against the Euro would lead to a decrease of €0.1 million or an increase of €0.2 million in the contingent consideration liability, respectively. Other items could have an impact on the contingent consideration such as the timing of marketing authorization in the various jurisdictions or future selling prices.

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

Key assumptions underlying the impairment testing are the estimated future cash flows and the discount rates. Sensitivity analysis on changes in these assumptions are described in note 5.4.2 to the consolidated financial statements as of December 31, 2016, 2015 and 2014 included elsewhere in this annual report on Form 20-F. We have done new impairment tests for the consolidated financial statements as of, and for the year ended, December 31, 2016. Those tests lead to a reversal of the impairment of €1.8 million for the Portugal CGU for the year ended December 31, 2016. The increase in the Portugal CGU enterprise value is driven by an improvement of sales projections both on existing products (other pharmaceutical products) and products under development (Annexin) compared to the projections made for the test in 2015. Lutetium Lu 177 dotatate (Lutathera®)Share-Based Payments.

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

On November 10, 2015, the day of the initial public offering pricing, the board of directors made use of a new Stock Option Plan which was authorized by shareholders in June 2015. A total of 3,947,625 stock options were granted in a first allocation round to employees. These stock options have an exercise price of US$8.00 (€7.45 at the exchange rate at grant date). The vesting period is 3 years and one option entitles to buy one ordinary share. The residual contractual life of these options was 8.85 years at December 31, 2016. In 2016, the board of directors made two option allocations to employees. One allocation of 2,137,050 options was made on August 30, 2016 at an exercise price of US$17.21 (valued at €15.41 as of the grant date). Another allocation of 100,000 options was made on December 22, 2016 at an exercise price of US$13.89 (valued at €13.30 as of the grant date). The residual contractual life of these options was 9.67 years and 9.98 years respectively on December 31, 2016. No options were exercisable on December 31, 2016. The fair value of options granted through these allocations was estimated by using the Black-Scholes option pricing model with assumptions as described in note 4.3.2 to the consolidated financial statements.

Provision for the Decommissioning of PET Production Sites

The manufacture of certain products in the field of molecular nuclear medicine generates radiation and causes the contamination of production site facilities (in particular the cyclotron). Our subsidiaries producing PET products have a legal obligation to dismantle and decontaminate their site and production equipment at the end of their useful lives. The provision is initially recognized through an additional cost of the related asset which is then amortized over its useful life. The provision is updated at each reporting date; unwinding of the discounting of the provision is recognized as a finance cost and any changes in the estimated ultimate costs of decommissioning are recognized within the cost of the related asset.

At December 31, 2016, these provisions amounted to €7.9 million. The increase of €0.8 million between December 31, 2015 and 2016 relates to the unwinding of the discounting of the obligation and the acquisition of the Erlangen site via the PetNet business acquisition. At December 31, 2015, these provisions amounted to €7.2 million compared with €6.9 million at December 31, 2014. The increase of approximately €0.3 million between 2014 and 2015 is due to the unwinding of the discounting of the obligation for €0.3 million and the installation of three new cyclotrons in Germany and France in 2014.

Decommissioning costs for a typical site have been estimated by an independent expert. From this base cost and with annual inflation assumed to be 2%, we have estimated the expected decommissioning costs at the forecast date for each site concerned. These costs are then discounted to the reporting date. The discount rate applied is 4.33% (4.57% at December 31, 2015 and 2014). A change (decrease or increase) of 1 percentage point in this rate would lead to a respective increase or decrease in the provision of €0.3 million and €0.2 million.

Recent Accounting Pronouncements

See note 3.3 to the consolidated financial statements.

C.       Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview”

D.       Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating and Financial Review and Prospects.”

E.       Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

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

G.       Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors. Ages are as of December 31, 2016.

Name	Age	Position	Initial Year of Appointment
Executive Officers and Key Employees
Stefano Buono	50	Chief Executive Officer	2002
Heinz Mäusli	53	Chief Financial Officer	2008
Gérard Ber	58	Chief Operating Officer	2002
Claude Hariton	61	Global Head of R&D	2014

Board of Directors
Claudio Costamagna	60	Chairman	2010
Stefano Buono	50	Director and Chief Executive Officer	2002
François Nader	60	Director	2016
Kapil Dhingra	57	Director	2014
Steve Gannon	55	Director	2014
Yvonne Greenstreet	54	Director	2014
Christian Merle	63	Director	2014
Leopoldo Zambeletti	48	Director	2014

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

Heinz Mäusli is the Chief Financial Officer and a former member of our board of directors from 2008 to 2014. Mr. Mäusli joined AAA in 2003. He also serves as a member of the boards of directors of several of AAA’s subsidiaries. Prior to joining AAA, Mr. Mäusli was a management consultant for Accenture from 1996 to 2001 and Gemini Consulting from 1995 to 1996. Mr. Mäusli received a master’s degree from the University of St. Gallen in St. Gallen, Switzerland in 1988 and a master’s degree in business administration from Columbia Business School in New York City, New York in 1995.

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

Claude Hariton joined AAA in February 2014 as Head of Clinical Development. He was appointed Global Head of Research and Development in January 2016. Over the last 25 years, he has held senior positions in biotechnology and pharmaceutical companies in Switzerland, Canada, Australia, Germany, Spain and the United Kingdom, with his most recent positions including Vice President, Global Head of Regulatory Affairs at Mayne Pharma, Vice President, Clinical and Regulatory Affairs and Chief Medical Officer at Aeterna-Zentaris, Vice President, Scientific Affairs at Fresenius and Vice President, Global Head of R&D at ISDIN. Dr. Hariton received his PhD in neuroscience from the University of Sciences in Marseille, France in 1984 and conducted postdoctoral research at INSERM U278 also in Marseille, France. He received his DSc in Pharmacology from the University of Medicine in Marseille, France in 1988 while leading drug development at Ciba Geigy and Novartis in Switzerland, and was appointed Associate Professor at the School of Medicine in Marseille, France in 1998.

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

François Nader became a member of our board of directors in May 2016. From 2008 to 2015, Dr. Nader served as the President, Chief Executive Officer and a member of the Board of Directors of NPS Pharmaceuticals, Inc. and previously served as Chief Operating Officer in 2007, and Chief Medical and Commercial officer in 2006. He currently serves as Chairman of the Board of Acceleron Pharma, and as a member of the Board of Directors of Clementia Pharmaceuticals and ArRETT Neurosciences. Dr. Nader was recognized as the EY US National Life Science Entrepreneur of the Year® in 2013. Before joining NPS, Dr. Nader was a venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions in the U.S. and Canada, including Senior Vice President, U.S. integrated healthcare markets and North America medical and regulatory affairs. Previously, he led the global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc. Dr. Nader earned his French Doctorate in Medicine from St. Joseph University in Lebanon in 1981 and his Physician Executive MBA from the University of Tennessee in 2000.

Kapil Dhingra became a member of our board of directors in March 2014. Dr. Dhingra founded and is the head of KAPital Consulting, a healthcare consulting firm. Prior to joining AAA, Dr. Dhingra worked for over 25 years in oncology clinical research and drug development. His experience includes nine years at Hoffman-La Roche, where he served in various positions, including Vice President, Head of the Oncology Disease Biology Leadership Team and Head of Oncology Clinical Development. Prior to that, he worked as a Senior Clinical Research Physician at Eli Lilly and Company. Dr. Dhingra specialized in internal medicine and medical oncology. He holds an MD (MBBS) degree from the All India Institute of Medical Sciences in New Delhi, India, with subsequent residency in internal medicine at Lincoln Medical and Mental Health Center in New York City, New York and New York Medical College in Valhalla, New York, and was a Fellow in hematology/oncology at Emory University School of Medicine in Atlanta, Georgia. He has served as independent Board member of several public companies, including Micromet, Algeta and, Five Prime.

Steven Gannon became a member of our board of directors in June 2014. He was a Senior Vice President and the Chief Financial Officer and Treasurer at Aptalis Pharma Inc. until February 2014, after which it was sold to Forest Laboratories. Prior to joining Aptalis Pharma Inc. in 2006, Mr. Gannon served as the Chief Financial Officer for Cryocath Technologies, Inc. from 1999 to 2006, as the Director of Finance and Administration of the Research Division of Astrazeneca Canada Inc. from 1996 to 1999, and as the Chief Financial Officer of Mallinckrodt Medical Inc.’s Canadian operations from 1989 to 1995. Mr. Gannon serves as a member of the Board of Directors of Xenon Pharmaceuticals Inc., Laborie Medical Technologies Inc. and EnGene Inc. He received a bachelor of commerce in accounting and business systems from Concordia University in Montreal, Canada in 1983, and completed the Executive Program at the Richard Ivey School of Business at the University of Western Ontario in Ontario, Canada in 1995. He has been a chartered accountant since 1985.

Yvonne Greenstreet became a member of our board of directors in June 2014. Dr. Greenstreet was a senior vice president and the Head of Medicines Development at Pfizer from 2010 to 2013. Prior to joining Pfizer, Dr. Greenstreet served in various roles at GlaxoSmithKline from 1992 to 2010, including Chief Medical Officer for Europe and Chief of Strategy. Dr. Greenstreet currently serves as the Chief Operating Officer of Alnylam Pharmaceuticals and serves on the Advisory Board of the Bill and Melinda Gates Foundation and as a member of the board of directors of Pacira, Moelis and Company and Indivior. She completed her medical training at the University of London Hospitals in London, United Kingdom in 1990, and received her MBChB from the University of Leeds in Leeds, United Kingdom in 1985. She subsequently completed a master’s degree in business administration at INSEAD in Fontainebleau, France in 1991.

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

Leopoldo Zambeletti became a member of our board of directors in June 2014. Mr. Zambeletti is an independent financial advisor in the Life Science sector. In this capacity he has advised various companies on corporate finance matters including advising Nogra Pharma in the largest ever out licensing to Celgene for a compound in development. Prior to becoming an advisor, Mr. Zambeletti was a managing director and Head of European, India and MENA Healthcare Investment Banking at Credit Suisse and a managing director and the Head of the Ultra High Net Worth group at Credit Suisse’s investment bank from 2007 to 2012. From 1994 to 2007, he held various positions at J.P. Morgan, including as Head of Healthcare Investment Banking of Europe. He received a bachelor’s degree in business administration from the Università Commerciale Luigi Bocconi in Milan, Italy in 1992. Mr. Zambeletti serves as a member of the board of directors of Nogra Pharma, Summit Therapeutics Qardio, Dignity Biosciences, Faron Pharmaceuticals and Immelpis. He is also a trustee of Saint Barts and the London Charity.

B.       Compensation

Compensation of Senior Management and the Board of Directors

The aggregate compensation paid and benefits in kind granted by us to our senior management (consisting of CEO, COO, CFO and Global Head of R&D), including annual performance bonus and social and pension benefits for the year ended December 31, 2016 was 4.1 million (US$4.4 million). In addition, these four senior managers received in the financial year 2016 a total of 310,000 stock options. No employee shares were awarded to these four individuals in 2016. See below the tables with details on share and options grants under “—Equity Awards to Senior Management”.

Our non-employee directors were paid as a group a total of €695,000 (US$733,364) for services rendered in board and audit, R&D and compensation committee meetings (this excludes travel costs) in the year 2016. The fees members of the board were entitled to in 2016 are:

•	Attendance fees: €80,000 (US$84,416) for all board meetings; and

•	Attendance fees for board committee: €15,000 (US$15,828) for members and €20,000 (US$21,104) for the Chairperson.

Warrant Plans

We received shareholder approval for a new warrant plan in 2016 for our non-executive Board Members. The extraordinary general meeting resolution of May 26, 2016 authorized the board to implement a warrant plan within a period of 18 months following the meeting. The maximum exercise period is three years as from the date of issuance of any warrants. The shareholders approved the issuance of up to 149,800 warrants. One warrant entitles its owner to buy one ordinary share. The warrant subscription price and the share exercise price were determined with the support of an external valuation specialist. As of October 7, 2016 a total of 112,500 warrants have been subscribed for and paid for by our non-executive board members. Each warrant is exercisable from the date of issue until October 6, 2019, and may be exercised in exchange for one ordinary share at a price of €14.58 per share. The remaining unexercised 37,300 warrants may be issued before November 25, 2017. The warrant subscription price and share exercise price of any future issuances would be determined by a future external valuation.

Equity Awards to Senior Management

We granted stock-options to our senior management in 2016 at US$17.21 with an expiration date of August 30, 2026 as follows:

Senior Management	Stock Options
Stefano Buono (CEO)	120,000
Gérard Ber (COO)	100,000
Heinz Mäusli (CFO)	90,000
Claude Hariton (Global Head of R&D)	50,000
Total Shares Granted to Senior Management	360,000

In addition to the above options a total of 10,000 free shares were allocated to Claude Hariton in 2016. See “—Free share plans” below.

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

The right to acquire free shares (at zero purchase costs for the beneficiary) is a contractual right to receive ordinary shares in the future if certain vesting conditions are met. Following vesting, ordinary shares (the free shares) are issued in respect of such acquisition rights but generally remain subject to a holding period during which transfer of the free shares is restricted. During the holding period, free shares carry dividend, information and voting rights.

Prior Plans

The 2006 Free Share Plan and the 2010 Free Share Plan are no longer used to make new grants of free shares. As of December 31, 2016, under the 2010 Free Share Plan, there were 370,000 rights to acquire free shares that are not yet issued. The terms of the 2006 Free Share Plan and the 2010 Free Share Plan are substantially similar to those of the 2013 Free Share Plan described below (except for the duration of the vesting and holding periods for certain beneficiaries who are non-French tax residents).

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

Share Reserve and use of this plan. The maximum number of our ordinary shares that may be issued under the 2013 Free Share Plan is 500,000. In addition, under French law, the number of free shares issued may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant. As of December 31, 2016, all 500,000 rights to acquire free shares have been awarded under the 2013 Plan and the first 140,000 shares have been acquired by the beneficiaries in November 2016. The remaining 360,000 may be acquired, subject to certain service conditions, before the end of 2018.

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

Term. The board of directors was granted shareholder approval to make use of share grants under the 2013 Plan until December 17, 2016.

Tax Considerations. Noncompliance with reporting requirements by us, our affiliates or award recipients may result in the forfeiture of favorable tax treatment and fines.

Option Plan

We entered into a stock option plan pursuant to shareholder authorization granted on June 29, 2015, under which we expect to issue options to purchase up to 13 million newly-issued ordinary shares to officers and employees of the Company and its subsidiaries. Pursuant to the shareholders authorization, the Board is empowered, during a maximum period of 38 months from June 29, 2015, to grant options on an annual basis, subject to a limit of 3% of the total number of outstanding shares per year, in 2016, 2017 and 2018 and with a maximum of 3 million new shares per tranche. The options are to be issued at a subscription price to be determined at the date of issuance and in accordance with a fair market value based on the market price of the Company’s share price at such date and applicable provisions of French law.

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

Incentive Plans

In addition to the equity awards described above, our senior managers are eligible for an annual cash performance bonus. The relevant performance criteria are established by the Compensation Committee in discussions with these managers and submitted for approval of the board of directors. The bonus payments are approved by the board of directors and subject to a recommendation of the Compensation Committee. Bonuses are paid after annual financial statements are published. The maximum size of such a cash performance bonus for 2016 was 60% of the annual salary in the case of the Chief Executive Officer, 50% each for the Chief Operating Officer and the Chief Financial Officer and up to 30% for other managers.

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

We expect to maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, as amended.

With certain exceptions and subject to limitations on indemnification under French law, our liability insurance will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance policy is necessary to attract and maintain qualified directors and executive officers.

This insurance policy may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to this insurance policy

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

C.	Board Practices

Board of Directors

Our board of directors is composed of eight members, one of whom is an executive director. The Chairman of the board is Claudio Costamagna. Under French law and our by-laws, our board of directors must be composed of between three and eighteen members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our by-laws, our directors are elected for one-year terms. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

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

Director Independence

Our board of directors determined that each of Yvonne Greenstreet, François Nader, Kapil Dhingra, Steven Gannon, Christian Merle and Leopoldo Zambeletti is an “independent director” as that term is defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of Nasdaq that are generally applicable to a U.S. company. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a FPI listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that FPIs are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. As a FPI, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of an FPI’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Consistent with French Law, our by-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See “Item 10. Additional Information—B. Articles of Association.” In addition, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present.

Board Committees

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements.

Our audit committee operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of the committee complies with all applicable requirements of the French commercial code, the Exchange Act, the exchange on which our ADSs are listed, and SEC rules and regulations. In accordance with French law, the audit committee and all other committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions are made by our board of directors taking into account nonbinding recommendations of such committees, including the audit committee.

Audit Committee

The audit committee is chaired by Christian Merle and includes Steven Gannon and Leopoldo Zambeletti, who are non-executive board members. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Our board has determined that each member of our audit committee is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and Nasdaq and SEC rules applicable to foreign private issuers. Our board of directors has further determined that each member of our audit committee is an “audit committee financial expert” as defined by SEC rules.

Compensation Committee

The compensation committee is chaired by Yvonne Greenstreet and includes Kapil Dhingra and Leopoldo Zambeletti. The committee assists our board of directors in overseeing our cash compensation and equity award recommendations for our directors, executive officers and employees along with the rationale for such recommendations. In accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to our compensation committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

R&D Steering Committee

The R&D Steering Committee consists of Stefano Buono, Kapil Dhingra, Yvonne Greenstreet and François Nader, and oversees our R&D strategies and activities and in pursuing new R&D opportunities, as well as providing the rationale for recommendations related to R&D oversight and coordination.

Nominating Committee

The Nominating Committee was created in June 2016 and is chaired by Claudio Costamagna. Other members are François Nader and Stefano Buono. The committee is responsible for identifying individuals qualified to become members of the Board, to recommend Director nominees for each annual meeting of the stockholders and nominees for election to fill any vacancies of the Board and to address related matters. The committee is also responsible for reviewing the Company’s Corporate Governance Guidelines and for leading the annual review of the Board’s performance.

D.       Employees

At December 31, 2016, we had 501 employees: 137 in Italy, 124 in France, 54 in Spain, 45 in the United States, 37 in the United Kingdom, 31 in Germany, 15 in Portugal, 16 in Switzerland, 15 in Israel, 14 in Poland and13 in the Netherlands. Since that date, we have continued to expand the number of employees supporting our production, marketing and sales infrastructure.

E.       Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Our authorized share capital at December 31, 2016 was €8.8 million (US$9.3 million), consisting of 87,952,657 ordinary shares, nominal value €0.10 per share. Each of our ordinary shares entitles its holder to one vote. As of December 31, 2016, approximately 79,278,250 shares, representing 90.1% of our outstanding shares were held of record by three residents of the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

The percentage of ordinary shares beneficially owned is based on 87,952,657 ordinary shares outstanding as of December 31, 2016 and assumes the exercise of warrants issued to members of our board in September 2015, which are exercisable from the date of issue and until March 3, 2017 at a price of  €6.10 per ordinary share. Ordinary shares that a person has the right to acquire within 60 days of the Beneficial Ownership Date are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o 20 Rue Rudolf Diesel, 01630 Saint-Genis-Pouilly, France.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Senior Management
Claudio Costamagna(1)	1,050,000	1.2%
Christian Merle(2)(3)	100,000	*
Kapil Dhingra(2)(3)	57,500	*
Leopoldo Zambeletti(2)	102,250	*
François Nader (3)	52,000	*
Stefano Buono (4)	4,749,400	5.4%
Steve Gannon(2)(3)	55,500	*
Yvonne Greenstreet(2)(3)	47,500	*
Gérard Ber	1,436,600	1.6%
Heinz Mäusli	612,046	*
Claude Hariton	25,000	*
All directors and senior management as a group (11 persons)	8,287,796	9.4%
5% Shareholders (9)
Andrea Ruben Osvaldo Levi(5)	5,256,000	6.0%
FMR LLC(6)	8,645,094	9.8%
HBM Healthcare Investments (Cayman) Ltd.(7)	6,871,268	7.8%
T. Rowe Price Associates, Inc.(8)	4,838,682	5.5%

*	Indicates ownership of less than 1% of the total outstanding ordinary shares.

(1)	Consists of (i) 650,000 ordinary shares directly held by Mr. Costamagna and (ii) 400,000 ordinary shares held by CC & Soci S.r.l. Because Mr. Costamagna is the chairman of the board of, and owns 90% of, CC & Soci S.r.l., Mr. Costamagna may be deemed to beneficially own the 400,000 ordinary shares held by CC & Soci S.r.l.

(2)	Includes for all these persons of 37,500 ordinary shares issuable upon the exercise of warrants that are exercisable within 60 days at an exercise price per ordinary share of €6.10.

(3)	Includes for all these persons an applicable portion of 112,500 ordinary shares issuable upon the exercise of warrants that are exercisable within 60 days at an exercise price per ordinary share of €14.58.

(4)	Consists of (i) 4,702,400 ordinary shares directly held by Mr. Buono and (ii) 47,000 ordinary shares held by Mr. Buono’s spouse, which may be deemed to be beneficially owned by Mr. Buono.

(5)	Consists of (i) 3,426,000 ordinary shares directly held by Mr. Levi; (ii) 1,000,000 ordinary shares held by Parabensa S.r.l.; and (iii) 830,000 ordinary shares held by Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. Mr. Levi is the sole director of Parabensa S.r.l. and has sole voting and disposition power with respect to the shares held by Parabensa S.r.l. The principal business address of Mr. Levi and of Parabensa S.r.l. is Corso D’Azeglio 21, Torino 10126, Italy. Mr. Levi is one of three members of the board of directors of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. and has shared voting and disposition power with respect to the 830,000 shares held by Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. The principal business address of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. is Via Principe Amedeo 11, Torino 10123, Italy.

(6)	Consists of 8,645,094 ordinary shares beneficially owned by FMR LLC and certain of its subsidiaries and affiliates. FMR LLC has sole voting power with respect to 611,406 ordinary shares and sole dispositive power with respect to 8,645,094 ordinary shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(7)	Consists of 6,871,268 ordinary shares held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and disposition power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, and Paul Woodhouse, none of whom has individual voting or disposition power with respect to such shares and each of whom disclaims beneficial ownership of the shares held by HBM Healthcare except to the extent of any pecuniary interest therein. The address of HBM Healthcare Investments (Cayman) Ltd.’s headquarters is Governor’s Square, Suite No: 4-212-2, 213 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.

(8)	Consists of 4,838,682 ordinary shares beneficially owned by T. Rowe Price Associates, Inc. (“T. Rowe”). T. Rowe has sole voting power with respect to 624,484 ordinary shares and sole dispositive power with respect to 4,838,682 ordinary shares. The address of T. Rowe is 100 E. Pratt Street, Baltimore, Maryland 21202.

(9)	The information set forth for each of the 5% shareholders listed in the table is based solely on the disclosure set forth in such shareholders’ most recent Schedules 13G filed with the SEC prior to March 1, 2017.

B.       Related Party Transactions

Transactions with our Principal Shareholders, our Board Members and Senior Managers

The group of our board of directors, senior managers and 5%+ shareholders purchased a total of 352,830 ADSs (equivalent to 705,660 ordinary shares) in the initial public offering in November 2015. In addition, we granted a total of 360,000 stock options and 10,000 free shares to senior management in 2016. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Awards to Senior Management.”

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

Warrants

As of December 31, 2016, we had issued an aggregate of 337,500 warrants to certain members of our Board pursuant to shareholder authorizations granted in June 2015 and in May 2016. 225,000 warrants from the 2015 warrant allocation were exercised on March 3, 2017 for a price of €6.1 per ordinary share. This resulted in the creation of 225,000 new ordinary shares. After this latest share issue the total number of shares issued and registered is 88,177,657. 112,500 warrants are exercisable from the date of issue until October 6, 2019 and may be exercised in exchange for one ordinary share at a price of €14.58 per share.

We also received shareholder approval for a new warrant plan in 2016 for our non-executive Board members. The extraordinary general meeting resolution of May 26, 2016 authorized the Board to implement a warrant plan within a period of 18 months following the meeting. The maximum exercise period is three years as from the date of issuance of any warrants. The shareholders approved of the issuance of up to 149,800 warrants. One warrant entitles its owner to buy one ordinary share. As of October 7, 2016 a total of 112,500 warrants have been subscribed for and paid for in cash by our non-executive board members. Each warrant is exercisable from the date of issue until October 6, 2019, and may be exercised in exchange for one ordinary share at a price of €14.58 per share. The remaining unexercised 37,300 warrants may be issued before November 25, 2017. The warrant subscription price and share exercise price of any future issuances would be determined by a future external valuation. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Senior Management and the Board of Directors.”

Other Transactions

In connection with services relating to our initial public offering, and subject to certain conditions, we have agreed to pay the chairman of our board, Claudio Costamagna, a cash payment equivalent to 0.2% of the number of our ordinary shares issued and outstanding prior to the offering, multiplied by the public offering price per ordinary share upon the listing of our shares on a public stock exchange. In addition to the above, we agreed to pay certain members of our management and certain of our employees a one-time bonus upon the completion of our initial public offering, in an aggregate amount of about €1.2 million (US$1.3 million). As of December 31, 2016, all of these bonuses have been paid.

We have in the past entered into agreements with certain of our former directors or officers relating to services provided by such officers or directors or entities with which such officers or directors were affiliated.

In addition, certain of our existing shareholders have purchased our ordinary shares during the course of the private placements that we completed in May and June 2015 in arm’s length transactions and may have bought ordinary shares (in the form of American Depositary Shares) during our SEC-registered follow-on offering that we completed in October 2016.

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

ITEM 9. THE OFFER AND LISTING

A.       Offering and Listing Details

See “—C. Markets” below.

B.       Plan of Distribution

Not applicable.

C.       Markets

In November, 2015 we completed our initial public offering and listed our ADSs on the NASDAQ Global Select Market, or the NASDAQ, under the symbol “AAAP.” Our ordinary shares do not trade on any public market.

The table below presents, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in US$) of our ADSs on the NASDAQ.

Period	High	Low
Year Ended
2015 (from November 11, 2015)	$31.96	$24.50
2016	38.96	23.71
Quarter Ended
Fourth Quarter 2015 (from November 11, 2015)	31.96	24.50
First Quarter 2016	38.01	23.81
Second Quarter 2016	36.81	27.63
Third Quarter 2016	38.79	30.23
Fourth Quarter 2016	38.96	23.71

Month Ended
November 2016	37.08	29.25
December 2016	30.15	23.71
January 2017	32.37	27.16
February 2017	37.94	32.94
March 2017 (through March 27, 2017)	39.58	36.48

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

History of Securities Issuances

At December 31, 2016 our outstanding share capital consisted of a total of 87,952,657 ordinary shares, nominal value €0.10 per ordinary share, all issued and outstanding. From January 1, 2014 through the date of this annual report, the following events have changed the number of our issued and outstanding shares:

•	On February 14, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 40,000 ordinary shares, increasing the share capital by €4,000. On the same day and pursuant to two decisions at the Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue an additional 8,507,038 ordinary shares, increasing the share capital by €850,703.80;

•	On March 27, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated October 18, 2013, the board of directors decided to issue 241,114 ordinary shares, increasing the share capital by €24,111.40;

•	On October 16, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 295,000 ordinary shares, increasing the share capital by €29,500;

•	On May 28, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated December 16, 2014, the board of directors decided to issue 1,459,660 ordinary shares, increasing the share capital by €145,966;

•	On June 17, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated December 16, 2014, the board of directors decided to issue 2,330,110 ordinary shares, increasing the share capital by €233,011;

•	On August 19, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 352,500 ordinary shares, increasing the share capital by €35,250;

•	On September 6, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 19, 2006, the board of directors decided to issue 235,000 ordinary shares, increasing the share capital by €23,500;

•	On September 28, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 167,500 ordinary shares, increasing the share capital by €16,750;

•	On November 10, 2015, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated December 16, 2014, the board of directors decided to issue 10,782,400 ordinary shares, increasing the share capital by €1,078,240;

•	On October 5, 2016, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated September 26, 2016, the board of directors decided to issue 9,078,946 ordinary shares, increasing the share capital by €907,894.60; and

•	On November 28, 2016, pursuant to decisions at the Extraordinary General Meetings of the shareholders dated June 22, 2010 and October 18, 2013, the board of directors decided to issue 317,500 ordinary shares, increasing the share capital by €31,750.

Each share is entitled to one vote on all matters submitted to our shareholders.

As of December 31, 2016, we had issued an aggregate of 337,500 warrants to certain members of our Board pursuant to shareholder authorizations granted in June 2015 and in May 2016. 225,000 warrants from the 2015 warrant allocation were exercised on March 3, 2017 for a price of €6.1 per ordinary share. This resulted in the creation of 225,000 new ordinary shares. After this latest share issue in March 2017 the total number of shares issued and registered is 88,177,657. 112,500 warrants are exercisable from the date of issue until October 6, 2019 and may be exercised in exchange for one ordinary share at a price of €14.58 per share. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Senior Management and the Board of Directors.” Pursuant to a resolution of the extraordinary general meeting of May 26, 2016, the board is authorized to implement a warrant plan under which it can issue up to 149,800 warrants. As of October 7, 2016 a total of 112,500 warrants have been subscribed to and paid in cash by our non-executive board members. The remaining not yet used 37,300 warrants in this plan may be issued before November 25, 2017. The warrant subscription price and share exercise price of any future issuances would be determined by a future external valuation.

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

Legal Reserve. Pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year, less any previous losses, to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital.

Approval of Dividends. Pursuant to French law, our board of directors may propose for a dividend to be distributed, or not distributed, to the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €8.2 million (US$8.7 million) on December 31, 2015.

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

Preferential Subscription Rights. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

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

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least 3 and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws.
Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws, subject to applicable regulations.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority shareholder vote, though in the case of a corporation whose board is classified, shareholders may effect such removal only for cause.

	France	Delaware
Vacancies on the board of directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least 3 directors remain in office, may be filled by a majority of the remaining directors pending ratification by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within 6 months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.
General Meeting	Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.
Notice of General Meetings	Under French law, for corporations all the shares of which are in registered form, written notice of any meeting of the shareholders must be given at least 15 calendar days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	France	Delaware
Proxy	Under French law, any shareholder may vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons or to any person for legal entities. General proxies are not valid and a separate proxy must be provided for each shareholders’ meeting, unless it concerns an ordinary and an extraordinary meeting held the same day or within the next 15 days, or a consecutive general meeting with the same agenda (in the event the quorum has not been reached).	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under Delaware law, a corporation’s certificate of incorporation (1) may permit shareholders to act by written consent if such action is signed by all shareholders, (2) may permit shareholders to act by written consent signed by shareholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.
Preemptive Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, at the extraordinary meeting deciding or authorizing the capital increase, represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.
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

Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

France	Delaware

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

Tax on Sale or Other Disposition

In general, under the Treaty, an Eligible U.S. Holder will not be subject to French tax on any capital gain from the redemption, sale or exchange of ordinary shares or ADSs. Special rules apply to U.S. Holders who are residents of more than one country.

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

A “U.S. Holder” for purposes of this discussion is a holder who is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares or ADSs, eligible for the benefits of the Treaty and is:

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

Passive foreign investment company rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and gains from the disposition of assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the trading price of our ADSs, we do not believe that we were a PFIC for the year ended at December 31, 2016. However, because PFIC status depends on the composition of our income and assets and the relative fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares or ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status.

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

Alternatively, if we are a PFIC and if our ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. Our ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq market on which the ADSs are listed is a qualified exchange for this purpose. However, as our ordinary shares are not listed on an exchange, holders of ordinary shares will not be able to make a mark-to-market election. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election.

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

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to submit reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a FPI, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

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

Foreign Currency Exchange Rate Risk

Exchange rate variations could affect our consolidated statement of income. For the year ended December 31, 2016, we realized 76% of our sales in the Euro zone compared to 74% for the same period in 2015. In fiscal year 2015, we generated 74% of our sales in the euro zone as compared to 77% in fiscal year 2014. However, we operate internationally and are exposed to foreign exchange risk arising from various exposures, primarily with respect to the UK Pound Sterling, Swiss Franc, U.S. Dollar, Israeli Shekel and Japanese Yen due to our operations in those countries.

Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. However, a significant part of our cash was held in USD at December 31, 2016 (€156.3 million ($165 million) term deposit in USD and €2.7 million ($2.9 million) in cash, out of a total in cash and cash equivalent of €222.1 million). The strengthening or the weakening of the USD against the Euro by 5% would respectively lead to a financial income of €8.0 million or a financial expense of €8.0 million based on the cash and cash equivalents held in USD at December 31, 2016.

In 2016, we hedged about 52% of our initial public offering proceeds against variations in the U.S. dollars to Euros exchange rate over a period of 3 and 6 months. As of December 31, 2016, we did not have any hedging policies in place to manage exposures but may consider putting them in place going forward.

Interest Rate Risk

We do not consider our exposure to changes in interest rates to be significant. Some of our lease contracts are partially linked to indices such as Euribor and INSEE. Variations in these indices could entail increased interest payments. A variation of 1% in these indices would increase (decrease) our interest rate expenditure by approximately €0.1 million. At December 31, 2016, 2015 and 2014, we had €4.6 million, €6.1 million and €6.9 million, respectively, in financial liabilities that bore interest at a floating rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents two shares (or a right to receive two shares) deposited with the principal Paris office of BNP Paribas Securities Services, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The principal executive office is located at 225 Liberty Street, New York, New York 10286.

A deposit agreement among us, the depositary; ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the Agreement is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

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

For the fiscal year ended December 31, 2016, the Company did not receive any reimbursement from The Bank of New York Mellon.

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

Our expenses in connection with our initial public offering from November 10, 2015 through December 31, 2016, other than underwriting discounts and commissions, were the following

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

For the period up until December 31, 2016 AAA made the following uses of the net proceeds from the initial public offering:

•	Acquisitions of IDB for €20.2 million and of the PetNet business for €2.2 million;

•	Investments for the construction of our new production sites in Murcia (Spain) and in Millburn (United States) of €13.9M approximately;

•	Payment of a contingent liability to former owners of the acquired companies Barnatron and Cadisa or €1.0 million;

•	Payment of legal fees related to the work on the initial public offering and also board fees of a combined €1.5 million;

•	Payments made on R&D projects, notably SomaKit TOC™, lutetium Lu 177 dotatate (Lutathera®), Annexin and some other operating expenses of €13.0 million.

The investments and expenses described above amounted to approximately €51.8 million (US$54.7 million)

Other than as described above, there has been no significant change in the planned use of proceeds from our initial public offering as described in our final prospectus dated November 10, 2015 filed with the SEC on November 12, 2015.

ITEM 15. CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

As of December 31, 2016, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective due to the material weaknesses in our internal control over financial reporting identified in the preparation of our 2016 annual financial statements. For more information see “—B. Management’s Annual Report on Internal Control over Financial Reporting” below.

B.       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of, and any evaluation of effectiveness of the internal controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has excluded from the scope of its evaluation of internal control over financial reporting as of December 31, 2016 IDB’s internal control over financial reporting associated with total assets of €5.7 million, total revenue of €7.9 million and total net income of €0.9 million included in the consolidated financial statements of AAA as of and for the year ended December 31, 2016. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2016 due to the identified material weaknesses described below.

In connection with the preparation of the 2016 annual financial statements, our management, including our Chief Executive Officer and Chief Financial Officer, identified material weaknesses in our Internal Controls over Financial reporting:

•	The first material weakness is the combination of several significant deficiencies in our internal controls over significant unusual transactions and calculations of significant estimates.

•	We also identified two other specific material weaknesses in the controls over the calculation of contingent liabilities as well as in the controls over the preparation and review of the cash flow statement.

These material weaknesses resulted in misclassifications in the cash flow statement, a material misstatement of contingent liabilities and other less significant misstatements in the areas of accruals, deferred income and inventories identified by our external auditors in connection with their audit of the 2016 annual financial statements. These misstatements were corrected before issuing the financial statements.

These misstatements are explained by a combination of the following factors: (i) insufficient training of some of our finance & accounting personnel in certain of our subsidiaries; (ii) insufficient staffing of the finance & accounting departments in certain of our subsidiaries and at the Group level where the consolidation work is performed; and (iii) difficulties encountered in the hiring of the required qualified finance & accounting personnel. In addition, we have initiated a company-wide project to eventually transfer all of our accounting to a single accounting software platform. This started in 2015 and continued in 2016. We encountered difficulties and inefficiencies compared to the application previously used and identified inefficiencies in the system utilization due to insufficient end-user training and a lack in the automatization of processes and controls within the system. This forced us to rely extensively on manual controls which further strained the finance staff resources.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 based on criteria established in the 2013 COSO framework. However, management believes that all annual or interim financial statements issued to date do not contain any uncorrected material misstatement as a result of the aforementioned weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report on management’s assessment of our internal control over financial reporting (see “—C. Attestation Report of the Registered Public Accounting Firm” below).

Remediation Efforts to Address Material Weaknesses

We are in the process of remediating these identified material weaknesses and we have taken and will continue to take actions to eventually eliminate them. We have strengthened our financial control and our accounting teams at the group consolidation level by hiring additional experienced professionals and we have reinforced the finance & accounting resources and capabilities in several of our subsidiaries. Management has developed a group wide training program and conducted initial training sessions for control owners and accounting staff. Training is expected to be ongoing throughout 2017. We also started to put our process controls directly within our accounting system to take advantage of automated controls.

Management has also taken steps to improve documentation of its formal accounting and reporting policies. This effort is also ongoing throughout 2017. During the course of the re-design of existing processes and controls, the implementation of additional processes and controls and the testing of the operating effectiveness of such re-designed controls and additional processes and controls, we may identify additional control deficiencies that could give rise to other material weaknesses, in addition to the material weaknesses described above. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address material weaknesses or determine to modify certain of the remediation measures.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2016 was audited by KPMG S.A., independent registered public accounting firm, as stated in their report appearing on page F-4 of this Annual Report. Their report on the effectiveness of internal control over financial reporting as of December 31, 2016, expresses an opinion that AAA did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state that (i) they do not express an opinion or any other form of assurance on management’s statements referring to remediation efforts to address the aforementioned material weaknesses in internal control over financial reporting, and (ii) their audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of IDB.

D.	Changes in Internal Control over Financial Reporting

Management started the process of improving internal control over financial reporting in 2015 and the Group Internal Audit Director was hired that same year. In 2016, Management has prepared the supporting processes and controls to perform the evaluation of Internal Control Over Financial Reporting based on the criteria set forth in the 2013 COSO framework with the assistance of a third-party service provider. This process involved the identification of key controls, their implementation when missing, their assessment from a design and effectiveness perspective as well as the remediation if necessary. The project covered Entity Level Controls, Process Level controls and Information Technology General Controls that could impact directly or indirectly the Financial Statements and its disclosures. In January 2016, we transferred two additional subsidiaries to our new accounting software platform so that a total of six of our subsidiaries closed the financial statements for 2016 using this software. We improved the efficiency of controls by implementing several controls within this software, such as the Suppliers or Customers creation controls or some of the Research and Development controls during 2016. In addition, we strengthened controls and segregation of duties in the treasury process and in the financial reporting and consolidation processes.

As stated above, Management has excluded from the scope of its evaluation of internal control over financial reporting as of December 31, 2016, IDB’s internal control over financial reporting associated with total assets of €5.7 million, total revenue of €7.9 million and total net income of €0.9 million included in the consolidated financial statements of AAA as of and for the year ended December 31, 2016.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee is chaired by Christian Merle and includes Steven Gannon and Leopoldo Zambeletti, who are non-executive board members. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Our board has determined that each member of our audit committee is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act and Nasdaq and SEC rules applicable to foreign private issuers. Our board of directors has further determined that the members of our audit committee members have the professional experience and knowledge to qualify as “audit committee financial experts” as defined by SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct applicable to the board of directors and all employees. Since its effective date on September 17, 2015, we have not waived compliance with or amended the code of conduct. We have posted a copy of our code of conduct on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by KPMG S.A., independent registered public accounting firm, for audit and other services performed in fiscal years 2016 and 2015.

	2016	2015
	(in thousands of Euros)
Audit fees	€1,139	€1,006
Audit-related fees	2	5
Tax fees	–	–
All other fees	–	–

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	English Translation of Articles of Association (entry into force on March 3, 2017).*
2.1	Form of Deposit Agreement among Advanced Accelerator Applications S.A., The Bank of New York Mellon, as depositary, and owners and holders of American Depositary Shares (incorporated herein by reference to our Registration Statement on Form F-6 (File No. 333-201502) filed with the SEC on January 14, 2015).
2.3	Form of American Depositary Receipt (included in Exhibit 4.1).
2.4	Form of Shareholders’ Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
2.5	Form of Warrant Subscription (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.1	Advanced Accelerator Applications S.A. 2016 Warrant Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
4.2	Advanced Accelerator Applications S.A. 2015 Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.3	Advanced Accelerator Applications S.A. 2013 Free Share Plan (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
4.4	Advanced Accelerator Applications S.A. 2010 Free Share Plan (incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
4.5	Service Agreement, dated April 3, 2012, between Advanced Accelerator Applications S.A. and Pierrel Research Italy S.p.A (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.6	Letter Agreement, dated September 2, 2016, between Advanced Accelerator Applications SA and Accelovance Europe S.r.l.*
4.7	Letter Agreement, dated November 8, 2016, between Accelovance Europe S.r.l. and Advanced Accelerator Applications S.A.*
4.8	Unanimous Shareholders Agreement dated March 27, 2014, among Advanced Accelerator Applications Canada Inc., 4549694 Canada Inc., 7329563 Canada Inc. and Atreus Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.9	Share Purchase Agreement dated December 18, 2014 between 7329563 Canada Inc. and Advanced Accelerator Applications S.A. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.10	Agreement on Special Compensation Allowance by and between Advanced Accelerator Applications S.A. and Claudio Costamagna dated January 19, 2015 (incorporated herein by reference to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on November 2, 2015).
4.11	License Agreement, dated June 16, 2015 between Advanced Accelerator Applications International and Fujifilm RI Pharma Co., Ltd (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†

Exhibit No.	Description
8.1	List of subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Consent of KPMG SA.*

*	Filed with this Annual Report on Form 20-F.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Stefano Buono
Name: Stefano Buono
Title: Chief Executive Officer
(Principal Executive Officer)

Date: March 29, 2017

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications S.A. 20 rue Rudolf Diesel 01630 Saint Genis Pouilly ____________________________ IFRS CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2016, 2015 and 2014

December 31, 2016, 2015 and 2014	F-2

KPMG Audit 51, rue de Saint-Cyr CS 60409 69338 Lyon Cedex 09 France	Téléphone : Télécopie : Site internet :	+33 (0)4 37 64 76 00 +33 (0)4 37 64 76 09 www.kpmg.fr

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Advanced Accelerator Applications S.A.

We have audited the accompanying consolidated statements of financial position of Advanced Accelerator Applications S.A. and subsidiaries (“the Company”) as of December 31, 2016, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Accelerator Applications S.A. and subsidiaries as of December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Advanced Accelerator Applications S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2017 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Lyon, France

March 29, 2017

KPMG Audit

A division of KPMG S.A.

/s/ Stéphane Devin

Stéphane Devin

Partner

KPMG Audit 51, rue de Saint-Cyr CS 60409 69338 Lyon Cedex 09 France	Téléphone : Télécopie : Site internet :	+33 (0)4 37 64 76 00 +33 (0)4 37 64 76 09 www.kpmg.fr

Report of Independent Registered Public Accounting Firm on the Internal Control over Financial Reporting

The Board of Directors and Stockholders

Advanced Accelerator Applications S.A.

We have audited Advanced Accelerator Applications S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Advanced Accelerator Applications S.A.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the controls over significant unusual transactions and calculation of significant estimates, the controls over the calculation of contingent liabilities and the controls over the preparation and review of the cash flow statement have been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Advanced Accelerator Applications S.A. and subsidiaries as of December 31, 2016, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2016. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated March 29, 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Advanced Accelerator Applications S.A. has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Advanced Accelerator Applications S.A. acquired IDB during 2016, and management excluded from its assessment of the effectiveness of Advanced Accelerator Applications S.A’s internal control over financial reporting as of December 31, 2016, IDB’s internal control over financial reporting associated with total assets of €5.7 million, total revenue of €7.9 million and total net income of €0.9 million included in the consolidated financial statements of Advanced Accelerator Applications S.A as of and for the year ended December 31, 2016. Our audit of internal control over financial reporting of Advanced Accelerator Applications S.A also excluded an evaluation of the internal control over financial reporting of IDB.

We do not express an opinion or any other form of assurance on management’s statements referring to the remediation efforts to address the aforementioned material weaknesses in internal control over financial reporting.

Lyon, France

March 29, 2017

KPMG Audit

A division of KPMG S.A.

/s/ Stéphane Devin

Stéphane Devin

Partner

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2016, 2015 and 2014

In € thousands	Notes	12.31.2016	12.31.2015	12.31.2014

Sales	4.1	109,325	88,615	69,865
Raw materials and consumables used		(25,697)	(18,335)	(14,597)
Personnel costs	4.2	(41,704)	(29,520)	(21,089)
Other operating expenses	4.4	(53,655)	(44,814)	(35,025)
Other operating income	4.5	4,237	5,841	4,240
Depreciation and amortization	4.7	(12,002)	(11,321)	(11,993)

Operating loss		(19,496)	(9,534)	(8,599)

Finance income (including changes in fair value of contingent consideration)	4.8	8,064	1,156	582
Finance costs (including changes in fair value of contingent consideration)	4.8	(13,613)	(7,852)	(2,382)

Net finance loss		(5,549)	(6,696)	(1,800)

Loss before income taxes		(25,045)	(16,230)	(10,399)

Income taxes	4.9	(249)	(771)	(404)

Loss for the year		(25,294)	(17,001)	(10,803)

Attributable to:
Owners of the Company		(25,294)	(17,001)	(9,499)
Non-controlling interests		-	-	(1,304)

Loss per share

Basic (€ per share)	5.11	(0.31)	(0.25)	(0.15)
Diluted (€ per share)	5.11	(0.31)	(0.25)	(0.15)

Some figures in the years December 31, 2015 and December 31, 2014 were reclassified for comparison purpose, without net result impact.

December 31, 2016, 2015 and 2014	F-6

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

year ended december 31, 2016, 2015 and 2014

In € thousands	12.31.2016	12.31.2015	12.31.2014
Loss for the year	(25,294)	(17,001)	(10,803)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	1,039	3,239	2,053

Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	(237)	(559)	(61)

Other comprehensive income / (expense) net of tax (1)	802	2,680	1,992
Total comprehensive loss for the year	(24,492)	(14,321)	(8,811)

Total comprehensive loss attributable to:
Owners of the Company	(24,492)	(14,321)	(7,776)
Non-controlling interests	-	-	(1,035)

(1)	Positive tax effect of €74 thousand at December 31, 2016, €176 thousand at December 31, 2015 and €31 thousand at December 31, 2014.

Some figures in the years December 31, 2015 and December 31, 2014 were reclassified for comparison purpose, without net result impact.

December 31, 2016, 2015 and 2014	F-7

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

at december 31, 2016, 2015 and 2014

ASSETS (In € thousands)	Notes	12.31.2016	12.31.2015	12.31.2014
Non-current assets		149,695	116,985	107,842
Goodwill	5.4	34,070	22,662	21,377
Other intangible assets	5.4	45,027	31,884	32,410
Property, plant and equipment	5.5	63,915	56,332	51,779
Financial assets	5.6	2,187	1,512	1,959
Other non-current assets	5.9	3,941	4,298	-
Deferred tax assets	4.9	555	297	317
Current assets		269,048	157,118	78,672
Inventories	5.8	8,100	4,105	3,363
Trade and other receivables	5.7	31,079	23,625	20,053
Other current assets	5.9	7,789	10,502	10,160
Cash and cash equivalents	5.10	222,080	118,886	45,096
TOTAL ASSETS		418,743	274,103	186,514

EQUITY AND LIABILITIES (In € thousands)	Notes	12.31.2016	12.31.2015	12.31.2014
Equity attributable to owners of the Company		299,461	169,754	85,187
Share capital		8,795	7,856	6,323
Share premium		360,085	213,982	118,421
Reserves and retained earnings		(44,125)	(35,083)	(30,058)
Net loss for the year		(25,294)	(17,001)	(9,499)
Total equity	5.11	299,461	169,754	85,187
Non-current liabilities		79,540	68,341	70,709
Non-current provisions	5.12	12,725	9,968	8,011
Non-current financial liabilities	5.13	12,302	16,205	20,971
Deferred tax liabilities	4.9	4,649	2,804	4,460
Other non-current liabilities	5.14	49,864	39,364	37,267
Current liabilities		39,742	36,008	30,618
Current provisions	5.12	1,135	-	128
Current financial liabilities	5.13	4,017	5,560	5,915
Trade and other payables		20,119	14,710	12,156
Other current liabilities	5.14	14,471	15,738	12,419
Total liabilities		119,282	104,349	101,327
TOTAL EQUITY AND LIABILITIES		418,743	274,103	186,514

Some figures in the years December 31, 2015 and December 31, 2014 were reclassified for comparison purpose, without net result impact.

December 31, 2016, 2015 and 2014	F-8

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended december 31, 2016

	Attributable to the Company
In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the year	Group reserves	Total

At January 1, 2016	7,856	213,982	4,859	(17,001)	(39,942)	169,754

Comprehensive income for the year
Loss for the year	-	-	-	(25,294)	-	(25,294)
Other comprehensive income / (loss) for the year	-	-	1,039	-	(237)	802
Total comprehensive income	-	-	1,039	(25,294)	(237)	(24,492)

Transactions with owners of the Company
Issue of ordinary shares (1)	939	155,594	-	-	-	156,533
Share issue costs	-	(10,129)	-	-	-	(10,129)
Contribution received for warrants issuance (2)	-	638	-	-	-	638
Appropriation of 2015 net loss	-	-	-	17,001	(17,001)	-
Equity-settled share-based payments (2)	-	-	-	-	7,157	7,157
Total transactions with owners of the Company	939	146,103	-	17,001	(9,844)	154,199
At December 31, 2016	8,795	360,085	5,898	(25,294)	(50,023)	299,461

(1)	See note 5.11

(2)	See note 4.3

December 31, 2016, 2015 and 2014	F-9

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended december 31, 2015

	Attributable to the Company
In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the year	Group reserves	Total

At January 1, 2015	6,323	118,421	1,620	(9,499)	(31,678)	85,187

Comprehensive income for the year
Loss for the year	-	-	-	(17,001)	-	(17,001)
Other comprehensive income / (loss) for the year	-	-	3,239	-	(559)	2,680
Total comprehensive income	-	-	3,239	(17,001)	(559)	(14,321)

Transactions with owners of the Company
Issue of ordinary shares (1)	1,533	102,029	-	-	-	103,562
Share issue costs	-	(6,648)	-	-	-	(6,648)
Contribution received for issue of warrants (2)	-	180	-	-	-	180
Appropriation of 2014 net loss	-	-	-	9,499	(9,499)	-
Equity-settled share-based payments (2)	-	-	-	-	1,794	1,794
Total transactions with owners of the Company	1,533	95,561	-	9,499	(7,705)	98,888
At December 31, 2015	7,856	213,982	4,859	(17,001)	(39,942)	169,754

(1)	See note 5.11

(2)	See note 4.3

Some figures were reclassified for comparison purpose, without net result impact.

December 31, 2016, 2015 and 2014	F-10

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended december 31, 2014

	Attributable to the Company
In € thousands	Share capital	Share premium	Translation reserve	Group share of net Income / (loss) for the year	Group reserves	Total Attributable to owners of the Company	Non-controlling interests	Total
At January 1, 2014	5,415	76,594	(433)	(12,152)	(13,701)	55,723	1,360	57,083

Comprehensive income /(loss) for the year
Loss for the year	-	-	-	(9,499)	-	(9,499)	(1,304)	(10,803)
Other comprehensive income / (loss) for the year	-	-	1,784	-	(61)	1,723	269	1,992
Total comprehensive income	-	-	1,784	(9,499)	(61)	(7,776)	(1,035)	(8,811)

Transactions with owners of the Company
Issue of ordinary shares (1)	908	41,827	-	-	(603)	42,132	-	42,132
Appropriation of 2013 net loss	-	-	-	12,152	(12,152)	-	-	-
Purchases of non controlling interest	-	-	269	-	(7,422)	(7,153)	(325)	(7,478)
Equity-settled share-based payments (2)	-	-	-	-	2,278	2,278	-	2,278
Other transactions with owners of the company	-	-	-	-	(17)	(17)	-	(17)
Total transactions with owners of the Company	908	41,827	269	12,152	(17,916)	37,240	(325)	36,915
At December 31, 2014	6,323	118,421	1,620	(9,499)	(31,678)	85,187	-	85,187

(1)	See note 5.11

(2)	See note 4.3

December 31, 2016, 2015 and 2014	F-11

Advanced Accelerator Applications S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended december 31, 2016, 2015 and 2014

In € thousands	12.31.2016	12.31.2015	12.31.2014
Cash flows from operating activities
Net loss for the year	(25,294)	(17,001)	(10,803)
Adjustments:
Depreciation, amortization and impairment of non-current assets	12,002	11,321	11,993
Share based payment expense	7,157	1,794	2,278
Loss / (Gain) on disposal of property, plant and equipment	253	367	10
Financial result	5,549	6,696	1,800
Income tax expense	249	771	404
Negative Goodwill recognized in other operating income and earn-out renegotiation	(377)	-	94
Subtotal	(461)	3,948	5,776

Increase in inventories	(3,354)	(742)	(1,085)
Increase in trade receivables	(6,549)	(3,572)	(3,910)
Increase / (decrease) in trade payables	6,018	156	2,938
Change in other receivables and payables	(299)	(1,436)	(58)
Increase in provisions	2,752	752	153
Change in working capital	(1,432)	(4,842)	(1,962)

Income tax paid	(3,062)	(2,902)	(1,451)
Net cash used in operating activities	(4,955)	(3,796)	2,363
Cash flows from investing activities
Acquisition of property, plant and equipment	(11,351)	(11,286)	(8,860)
Acquisition of intangible assets	(1,718)	(910)	(394)
Acquisition of financial assets	(1,046)	(99)	(745)
Repayment on financial assets	406	278	1,122
Interest received	569	200	265
Proceeds from disposal of property, plant and equipment	108	118	113
Proceeds from government grants	75	-	623
Acquisition of subsidiaries, net of cash acquired	(22,453)	-	(561)
Net cash used in investing activities	(35,410)	(11,699)	(8,437)
Net cash from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	(4,684)	(1,494)	(1,884)
Issuance of share capital	146,530	97,094	40,666
Issuance of warrants	638	-	-
Transactions with shareholders (1)	-	-	(1,464)
Proceeds from borrowings	-	210	8,041
Repayment of borrowings	(5,459)	(4,852)	(7,016)
Interests paid	(527)	(827)	(906)
Net cash from financing activities	136,498	90,131	37,437

Net increase / (decrease) in cash and cash equivalents	96,133	74,636	31,363

Cash and cash equivalents at the beginning of the year	118,886	45,096	13,611
Effect of exchange rate changes on cash and cash equivalents	7,061	(846)	122
Cash and cash equivalents at the end of the year	222,080	118,886	45,096

(1)	Transactions with shareholders are related to the acquisition of non-controlling interest during the period.

December 31, 2016, 2015 and 2014	F-12

Advanced Accelerator Applications S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS	F-13
1. Description of the group’s business	F-15
2. Major events for the year	F-16
2.1. Acquisitions	F-16
2.1.1. Acquisitions for the year 2016	F-16
2.1.2. Acquisitions for the year 2015	F-16
2.1.3. Acquisitions for the year 2014	F-16
2.2. Other significant events	F-17
2.2.1. Other significant events of the year 2016	F-17
2.2.2. Other significant events of the years 2015 and 2014	F-19
2.3. Events after the reporting date	F-21
3. Significant accounting policies	F-21
3.1. Statement of Compliance	F-21
3.2. Basis of preparation	F-22
3.3. IFRS standards	F-22
3.4. Reporting date	F-24
3.5. Scope and method of consolidation	F-24
3.6. Changes in scoping and method of consolidation	F-25
3.7. Foreign currency translation	F-25
3.8. Use of judgements and estimates	F-26
3.9. Fair value	F-26
3.10. Business combinations	F-27
3.11. Other intangible assets	F-28
3.12. Government subsidies	F-28
3.13. Property, plant and equipment	F-29
3.14. Impairment	F-29
3.15. Other non-current financial assets	F-30
3.16. Inventories	F-30
3.17. Trade and other receivables	F-30
3.18. Leases	F-30
3.19. Cash and cash equivalents	F-31
3.20. Derivatives	F-31
3.21. Share-based payments	F-31
3.22. Provisions	F-31
3.23. Defined benefit retirement plans	F-32
3.24. Sales	F-32
3.25. Raw materials and other consumables used	F-33
3.26. Research and development expenditure	F-33
3.27. Operating Result	F-33
3.28. Finance income and costs	F-33
3.29. Income taxes	F-34
3.30. Statement of cash flows	F-34
3.31. Earnings per share	F-34
4. Notes to the consolidated statement of income	F-35
4.1. Operating segments and entity-wide disclosures	F-35
4.2. Personnel costs	F-36
4.3. Share-based payments	F-37
4.3.1. Restricted (free) share plans	F-37
4.3.2. Options	F-37
4.3.3. Warrants	F-38
4.3.3.1. 2015 Warrants plan	F-38
4.3.3.2. 2016 Warrants plan	F-39

December 31, 2016, 2015 and 2014	F-13

4.4. Other operating expenses	F-39
4.5. Other operating income	F-40
4.6. Research and development expenditures	F-40
4.7. Depreciation and amortization	F-40
4.8. Finance income and finance costs	F-40
4.9. Income taxes	F-41
4.9.1. Income tax expense	F-41
4.9.2. Explanation of effective tax expense	F-41
4.9.3. Deferred tax assets and liabilities	F-41
5. Notes to the consolidated statement of financial position	F-42
5.1. Acquisition of business	F-42
5.2. Acquisition of business the year 2015	F-44
5.3. Acquisition of business for the year 2014	F-44
5.4. Goodwill and Other intangible assets	F-46
5.4.1. Change in the year	F-46
5.4.2. Sensitivity analysis of the goodwill impairment tests at December 31, 2016	F-49
5.5. Property, plant and equipment	F-50
5.6. Non-current financial assets	F-52
5.7. Trade and other receivables	F-52
5.8. Inventories	F-52
5.9. Other current and non current assets	F-53
5.10. Cash and cash equivalents	F-53
5.11. Equity	F-53
5.12. Current and non-current provisions	F-56
5.13. Current and non-current financial liabilities	F-58
5.14. Other current and non-current liabilities	F-59
5.15. Financial assets and liabilities	F-62
6. RISK MANAGEMENT	F-64
6.1. Business risks	F-64
6.2. Legal risks	F-65
6.3. Market risks	F-65
7. Consolidation scope	F-68
8. Related party disclosures	F-68

December 31, 2016, 2015 and 2014	F-14

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications S.A. Notes to the Consolidated Financial Statements years ended december 31, 2016, 2015 and 2014

Advanced Accelerator Applications S.A. (“AAA” or the “Company”) is incorporated in France. Its registered office is at 20 rue Rudolf Diesel, 01630 Saint Genis Pouilly, France. The consolidated financial statements include those of the Company and its subsidiaries (“the Group”. Each company is referred to as a “Group entity”). The consolidated financial statements were authorized for issue by the Board of Directors on
March 22, 2017. The consolidated financial statements are subject to changes requested by the Shareholders.

1.	Description of the group’s business

AAA is a radiopharmaceutical company founded in 2002 that develops, produces and commercializes molecular nuclear medicine (“MNM”) diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. The Company has a portfolio of nine diagnostic positron emission tomography (“PET”) and single-photon emission computed tomography (“SPECT”) products. PET and SPECT are imaging techniques in molecular nuclear diagnostics (“MND”) with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. AAA’s leading diagnostic product is Gluscan®, our branded 18-fluorodeoxyglucose (“FDG”) PET imaging agent. Gluscan® assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. In June 2016, the U.S. Food and Drug Administration (“FDA”) approved NETSPOT® (formerly known as Somakit-TATE), a kit for the preparation of gallium Ga 68 dotatate injection, for the localization of somatostatin receptor positive neuroendocrine tumors (“NETs”) in adult and pediatric patients using PET. In December 2016, the European Commission approved SomaKit TOC™, a kit for radiopharmaceutical preparation of gallium (Ga 68) edotreotide solution for injection. for localizing primary tumors and their metastases in adult patients with confirmed or suspected well-differentiated gastroenteropancreatic neuroendocrine tumors (GEP-NETs). Additional MND product candidates include Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with potential applications in a broad range of indications.

AAA’s primary development focus is on product candidates in the field of molecular nuclear therapy (“MNT”). AAA’s lead investigational therapeutic candidate, lutetium Lu 177 dotatate (Lutathera®), is a novel compound that it is currently developing for the treatment of NETs, a significant unmet medical need. lutetium Lu 177 dotatate (Lutathera®) is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the European Medicines Agency (“EMA”) and the FDA. lutetium Lu 177 dotatate (Lutathera®) is currently administered on a compassionate use and named patient basis for the treatment of NETs and other tumors over-expressing somatostatin receptors in 10 European countries and in the US under an Expanded Access Program (EAP) for midgut NETs.

Other product candidates being developed as theragnostic pairs (complementary diagnostics and treatments targeting the same receptor) include PSMA-R2, a selective, second-generation PSMA-targeted ligand for prostate cancer and NeoBOMB1 a unique, new generation antagonist bombesin analogue targeting GRPR-expressing malignancies, such as gastrointestinal stromal tumors, prostate cancer and breast cancer.

In addition to its own portfolio of PET, SPECT and therapy products and product candidates, AAA manufactures several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. AAA manufactures most its own products and product candidates, as well as those that it manufactures for third parties at 19 production sites. To improve the efficiency of the supply chain for the U.S. market, AAA opened a distribution and manufacturing facility in Milburn, NJ in 2016. This site is undergoing validation for production of lutetium Lu 177 dotatate (Lutathera®), after the FDA approval is obtained.

December 31, 2016, 2015 and 2014	F-15

Advanced Accelerator Applications S.A.

2.	Major events for the year

2.1.	Acquisitions

2.1.1.	Acquisitions for the year 2016

Acquisition of the PetNet business in Germany

AAA Germany signed an asset purchase agreement in May 2016, to acquire, out of an insolvency procedure, assets and rights to operate F18 production sites in Munich and in Erlangen (both in Germany). The contract in Munich requires AAA Germany to provide a regular supply of F18 products to the owner of the site, the Klinikum of the University of Munich (KUM), for which AAA will be paid a guaranteed revenue stream until July 2028. The transaction closed in June.

The main objectives of the transaction are to strengthen the Company’s presence in the German market and to potentially gain access to interesting R&D activities of the KUM in radiotherapy with prostate-specific membrane antigen (PSMA) and Lutetium.

Please refer to note 5.1 for details on the acquired business.

Acquisition of the IDB Group

AAA acquired 100% of the shares of the IDB Group, incorporated in The Netherlands, in January 2016. The IDB Group consists of six entities in The Netherlands and one in Belgium. Their business activities include the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances. This transaction contributes to AAA’s international expansion and strengthens AAA’s global supply chain in preparation for the commercial launch of lutetium Lu 177 dotatate (Lutathera®). Acquiring the IDB Group provides AAA with a reliable supply of Lu-177 for the production of lutetium Lu 177 dotatate (Lutathera®) and a business for other future product candidates.

Please refer to note 5.1 for details on the acquired entity.

2.1.2.	Acquisitions for the year 2015

There were no acquisitions in 2015.

2.1.3.	Acquisitions for the year 2014

Acquisition of Imaging Equipment Limited (IEL)

On February 14, 2014, AAA entered into an agreement to acquire 100% of the shares of Imaging Equipment Ltd (IEL), a privately-owned distributor of nuclear medicine products, based in England.

Please refer to note 5.3 for details on the acquired entity.

Acquisition of the SteriPET® business in Italy

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

Please refer to note 5.3 for details on the acquired entity.

December 31, 2016, 2015 and 2014	F-16

Advanced Accelerator Applications S.A.

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

Please refer to note 5.14 for the estimate of the contingent consideration to be paid.

2.2.	Other significant events

2.2.1.	Other significant events of the year 2016

Financing

In October 2016, AAA closed a follow-on public offering of 4,539,473 American Depositary Shares (“ADSs”) including the exercise of the 15% Greenshoe. This represents 9,078,946 ordinary shares. At a price of $38.00 (€34.48) per ADS, the total gross proceeds before underwriting discounts and offering expenses were US$172.5 million (€156.5 million).

Governance

On May 26, Mr. Francois Nader, M.D., MBA was elected by the shareholders to join the Company Board of Directors as an Independent Non-Executive Director. He replaces Mrs. Muriel de Szilbereky.

Product development

Lutathera

Additional NETTER-1 Phase 3 data for lutetium Lu 177 dotatate (Lutathera®) were presented throughout 2016 at the following congresses: Gastrointestinal Cancer Symposium (ASCO GI) in San Francisco, California; 13th Annual European Neuroendocrine Tumor Society (ENETS) conference in Barcelona, Spain; 2016 North American Neuroendocrine Tumor Society (NANETS) Symposium in Jackson, Wyoming; the 29th Annual Congress of the European Association of Nuclear Medicine (EANM) in Barcelona, Spain; and the 2016 European Society for Medical Oncology (ESMO) Congress in Copenhagen, Denmark.

In March 2016, AAA opened an expanded access program (EAP) in the U.S. for lutetium Lu 177 dotatate (Lutathera®). Through this program, lutetium Lu 177 dotatate (Lutathera®) is being made available for eligible patients suffering from inoperable, somatostatin receptor positive, midgut carinoid tumors, progressive under somatostatin analogue therapy.

At the end of April 2016, AAA completed a rolling NDA submission and MAA to the FDA and EMA, respectively, for lutetium Lu 177 dotatate (Lutathera®).

In July 2016, AAA announced the completion of its first U.S. manufacturing and distribution facility in Millburn, NJ, which is undergoing validation for production of lutetium Lu 177 dotatate (Lutathera®). In addition to future production of lutetium Lu 177 dotatate (Lutathera®), this site also serves as a distribution center for NETSPOT® and Oxygen-18 enriched water, an important precursor for the production of fluorodeoxyglucose used in PET.

December 31, 2016, 2015 and 2014	F-17

Advanced Accelerator Applications S.A.

In late July 2016, AAA announced a clinical trial agreement with the National Cancer Institute (NCI), part of the National Institutes of Health, whereby NCI will sponsor and conduct a study of lutetium Lu 177 dotatate (Lutathera®) in patients with inoperable pheochromocytoma and paraganglioma.

In September 2016, AAA announced that the Accelerated Assessment timeline for the EMA review of the MAA for lutetium Lu 177 dotatate (Lutathera®) has been modified to a standard review period due to additional clarifications requested by the EMA, as well as their request to inspect one of AAA’s contract research organizations.

In December 2016, the FDA issued a Complete Response Letter (CRL) regarding the NDA for lutetium Lu 177 dotatate (Lutathera®). The CRL refers to issues with the format, traceability, uniformity, and completeness relating to the NETTER-1 and Erasmus clinical datasets, which are precluding FDA reviewers from performing the required independent analysis of these clinical studies. In addition, the CRL requests subgroup analyses for gender, age and racial subgroups, as well as other stratification factors and important disease characteristics. A safety update on clinical and non-clinical studies, which is already in process, was also requested in the CRL. Finally, the CRL noted that any observations made during inspections of manufacturing facilities supporting the NDA need to be resolved prior to approval of the NDA. No additional clinical studies were requested in the CRL and there were no comments at that time on other sections of the NDA submission.

Other development

Netspot®/SomaKit TOC™

AAA entered, in January 2016, into a non-exclusive agreement with Zevacor for the preparation and delivery of NETSPOT® in the US.

On June 1, 2016, the FDA approved NETSPOT® for the localization of somatostatin receptor positive NETs in adult and pediatric patients using PET. NETSPOT® received approval following a Priority Review from the FDA. NETSPOT® is the first approved drug in the United States using gallium Ga 68 as a positron emitter. Gallium Ga 68 dotatate received Orphan Drug Designation from both the FDA and EMA in March 2014.

In June 2016, AAA expanded its U.S. supply chain network of radiopharmacies for NETSPOT® to include Cardinal Health, Inc., Triad Isotopes, Inc., and Nuclear Diagnostic Products, Inc.

In December 2016, the Centers for Medicare & Medicaid Services (CMS) granted NETSPOT® Transitional Pass-Through status under an “A-code” (A9587) for drug reimbursement, effective January 1, 2017. Additionally, the same Healthcare Common Procedure Coding System “A Code” will be used on claims to private payers.

In October 2016, the EMA issued a positive opinion on the Marketing Authorization Application for SomaKit TOC™. In December 2016, the European Commission approved SomaKit TOC™.

PSMA

In January 2016, AAA announced the signing of an exclusive license agreement with Johns Hopkins University to develop a PSMA receptor ligand in prostate cancer. This agreement enables AAA to broaden its pipeline with PSMA, which could be used to treat, image, monitor and stage prostate cancer.

NeoBOMB1

In June 2016, AAA announced the expansion of its pipeline of theragnostic products with the addition of NeoBOMB1, a novel GRPR antagonist. NeoBOMB1 is a unique new generation antagonist bombesin analogue, which binds selectively and with high affinity to the GRP receptors expressed by several types of tumors, including prostate, breast and gastro-intestinal stromal tumors. AAA is currently planning three clinical studies in different indications including gastrointestinal stromal tumors, prostate cancer and breast cancer.

December 31, 2016, 2015 and 2014	F-18

Advanced Accelerator Applications S.A.

Annexin

In September 2016, AAA announced the initiation of two Phase 2 clinical studies evaluating 99MTc-rhAnnexin V-128 (Annexin) in cardiovascular and cardio-oncology indications at the University of Ottawa Heart Institute and The Ottawa Hospital.

Other

In November 2016, AAA obtained two Marketing Authorizations in Switzerland for DOPAVIEW and AAACholine, two PET products.

Share-based payment

2,064,050 stock options were granted to employees over ordinary shares in the Company in August 2016 and 100,000 stock options in December 2016.

AAA shareholders approved on May 26, 2016 a warrant plan for the seven non-executive board members and delegated authorization for its execution to the Board. The shareholders approved the issuance of up to 149,800 warrants. The purchase of one warrant entitles to purchase one share. The shareholder resolution states that the Board has 18 months to use the delegation and the beneficiaries of the plan have 3 years to exercise their right to buy shares should they decide to do so. The Board made use of the shareholder delegation on May 26 and decided to put in place the warrant plan. The warrant subscription price and the share exercise price were determined with the support of an external valuation specialist.

As of December 31, 2016, 112,500 warrants have been subscribed by five non-executive board members, 37,300 remain for a possible subscription before November 26, 2017.

An additional 192,000 free shares were issued on August 30, 2016 and 4,500 in November 28, 2016 to Managers of the Group.

2.2.2.	Other significant events of the years 2015 and 2014

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

In two separate capital increases in May and June 2015, three US-based investment funds acquired 3,789,770 newly issued AAA shares for a total amount of €23.1 million.

AAA completed an Initial Public Offering (IPO) of 4,688,000 American Depositary Shares (“ADS”) representing 9,376,000 ordinary shares at a price of $16.00 per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market on and started trading on November 11, 2015 under the ticker “AAAP”. The overallotment option (Greenshoe) of 15% was also used immediately by the Underwriters and an additional 1,406,400 shares or 703,200 ADS were issued at the same price of US$16.00 per ADS. The total number of shares issued after the IPO is therefore 78,556,211 (equals 39,278,105.5 ADS). Net proceeds is €73,8 million.

AAA completed a capital increase of €41 million in February 2014.

Governance

Dr. Kapil Dhingra, former head of Roche’s oncology division, joined the AAA Board of Directors as an independent non-executive Director in April 2014.

December 31, 2016, 2015 and 2014	F-19

Advanced Accelerator Applications S.A.

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

AAA Iberica started the construction of the Murcia Site, Spain in February 2015.

AAA USA’s plans for a production site in Millburn, New Jersey, USA have been approved in April by the township’s planning board and the purchase of the related building has been completed.

Lutetium Lu 177 dotatate (Lutathera®) development

AAA finalized recruitment for NETTER-1, its pivotal Phase 3 trial for key drug candidate lutetium Lu 177 dotatate (Lutathera®).

In May 2015, the French National Agency for Medicines and Health Products Safety (ANSM) granted an "Autorisation Temporaire d’Utilisation de Cohorte” (ATU de Cohorte) or Cohort Temporary Authorization for Use, for lutetium Lu 177 dotatate (Lutathera®) for the treatment of midgut Neuro Endocrine Tumors (NETs).

In June 2015, AAA entered into a distribution agreement for lutetium Lu 177 dotatate (Lutathera®) in Japan with Fujifilm RI Pharma.

AAA filed a New Drug Application (NDA) for NETSPOT® with the FDA (Food and Drug Administration in the USA) on the first of July, 2015. The FDA approved the application for a substantive review on August 28, 2015 and granted Priority classification.

In September 2015, the AAA substantially completed the Phase 3 NETTER-1 trial for lutetium Lu 177 dotatate (Lutathera®) and presented the results of the analysis during an Oral Presentation at the Presidential Session on September 27, 2015 at the ESMO conference.

Other Products development

In March 2015, AAA deposited the request for the Marketing Authorization for Cardiogen in France.

AAA enrolled its first patient in a Phase 1/2 clinical trial for its key diagnostic candidate Annexin V-128 in rheumatoid arthritis and ankylosing spondylitis.

AAA obtained two Marketing Authorizations in France for FCholine and FDopa on September 16, 2015.

AAA received orphan drug designation from the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA) in March 2014 for Gallium-68 DOTATATE/DOTATOC. The Ga-68 kit, also known as NETSPOT®/SomaKit TOC™, helps diagnose NETs with PET imaging.

AAA signed an exclusive license agreement with Johns Hopkins University to develop PSMA receptor ligand in prostate cancer. This agreement enables AAA to broaden its pipeline with ligand, which could be used to treat, image, monitor and stage prostate cancer utilizing a clinical development strategy similar to lutetium Lu 177 dotatate (Lutathera®) and our Somakit products.

Operations

The clinical Phase 3 trial for lutetium Lu 177 dotatate (Lutathera®) is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of lutetium Lu 177 dotatate (Lutathera®) (using total cumulative administered radioactivity of 29.6 GBq) compared to Novartis’s Sandostatin® LAR 60mg for the treatment of midgut metastatic NETs. lutetium Lu 177 dotatate (Lutathera®) is the first ever MNT product candidate to enter Phase 3 clinical trials for the treatment of midgut metastatic NETs.

AAA continued the expansion of its European MNM network with the creation of AAA Polska and the signing of an agreement with the University of Warsaw to operate its production site in 2014.

December 31, 2016, 2015 and 2014	F-20

Advanced Accelerator Applications S.A.

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

Advanced Accelerator Applications International S.A and Advanced Accelerator Applications Switzerland S.A opened their new office in Geneva in October 2014.

Share-based payment

352,500 free shares were issued to Managers of the Group on August 19, 2015, 235,000 free shares on September 6, 2015 and another 167,500 new shares were issued on September 28, 2015 to Managers of the Group.

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

On November 10, 2015, the day of the IPO pricing, the Board of Directors decided to grant 4 million stock options to AAA employees. It was authorized to do so by a shareholder resolution taken at June 29, 2015. The regular vesting period is 3 years and one option entitles to acquire one share. The exercise price of the option is US$8 which translates to US$16 per ADS. This is the first use of the stock option plan. A maximum of an additional 9 million options can be granted to AAA employees before the end of August 2018. Please refer to note 4.3.

2.3.	Events after the reporting date

lutetium Lu 177 dotatate (Lutathera®)

In January 2017, The New England Journal of Medicine published the results of the Phase 3 NETTER-1 study evaluating efficacy and safety of lutetium Lu 177 dotatate (Lutathera®) in patients with advanced, progressive somatostatin receptor-positive midgut NETs.

Additional NETTER-1 data were presented in January 2017, at Gastrointestinal Cancer Symposium (ASCO GI) in San Francisco, California; and in March 2017, at the 14th Annual European Neuroendocrine Tumor Society (ENETS) conference in Barcelona, Spain.

New shares issuance:

Five current and one former non-executive member of the Board of Directors exercised their warrants and as a consequence 225,000 new shares were issued on March 3, 2017. This brings the total number of shares issued and registered to 88,177,657. Please refer to note 4.3.3.1.

3.	Significant accounting policies

3.1.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

December 31, 2016, 2015 and 2014	F-21

Advanced Accelerator Applications S.A.

3.2.	Basis of preparation

The consolidated financial statements for the year ended December 31, 2016 are presented in Euro, the functional currency of the Company, rounded to the nearest thousand unless otherwise stated.

The consolidated statement of income is presented on the basis of a classification of income and expenses by nature.

The consolidated statement of cash flows has been prepared according to the indirect method.

3.3.	IFRS standards

New currently effective requirements

The 2016 financial statements comprise all information required under IFRS.

The accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2015, as described in the consolidated financial statements for the year ended December 31, 2015, with the exception of the adoption as of January 1, 2016 of the standards and interpretations described below:

a)	Annual Improvements to IFRSs 2012-2014 Cycle

b)	Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization

c)	Amendments to IFRS 11, accounting for acquisitions of interests in joint operations

d)	Amendment to IAS 1, disclosure initiative

The adoption of the above standards did not result in any significant impact in these consolidated financial statements.

The nature and effects of the changes are explained below.

a)	Annual Improvements to IFRSs 2012-2014 Cycle. It includes amendments to a number of IFRSs. The application of these amendments has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

b)	Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization.

The amendments to IAS 16 Property Plan and Equipment explicitly states that revenue-based methods of depreciation cannot be used for property plan and equipment. This ban has no impact in these consolidated financial statements

The amendments to IAS 38 Intangible Assets introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. These revenue-based methods were not applied by the Company and accordingly this restriction has no impact in these consolidated financial statements.

c)	Amendments to IFRS 11, accounting for acquisitions of interests in joint operations. The amendments clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, is required to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs with the exception of those principles that conflict with the guidance in IFRS 11.

d)	Amendment to IAS 1, disclosure initiative. The amendment aims at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.

December 31, 2016, 2015 and 2014	F-22

Advanced Accelerator Applications S.A.

Forthcoming requirements

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Standard/amendment	Requirements	Effective date

Amendment to IAS 7	Disclosure initiative	Annual period beginning on or after 1 January 2017, with earlier application permitted

Amendment to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	Annual period beginning on or after 1 January 2017, with earlier application permitted

IFRS 9	Financial Instruments	Annual period beginning on or after 1 January 2018, with earlier application permitted

IFRS 15	Revenue from contract with customers	Annual period beginning on or after 1 January 2018, with earlier application permitted

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Effective date of this amendment has been postponed indefinitely

IFRS 16	Leases	Annual period beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied

Annual Improvements to IFRSs 2014-2016 Cycle	IFRSs 2014-2016 Cycle	Annual period beginning on or after 1 January 2017 or 2018

These standards are further detailed below:

IAS 7 Statement of Cash Flows requires an entity to present a statement of cash flows as an integral part of its primary financial statements. Cash flows are classified and presented into operating activities (either using the ,direct, or ,indirect, method), investing activities or financing activities, with the latter two categories generally presented on a gross basis.

As of 1 January 2017, the entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The Amendment to IAS 12 will clarify whether an unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference when the holder expects to recover the carrying amount of the asset by holding it to maturity and collecting all the contractual cash flows.

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

December 31, 2016, 2015 and 2014	F-23

Advanced Accelerator Applications S.A.

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

Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

IFRS 15 will become effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Most of the Group’s revenue is derived from the sales of diagnostic products and therapy products that have short shelf lives. For such products, the transfer of control occurs when the batch/product is delivered to the customer, which is also the date on which the sales revenue is recognized in the statement of income. The application of IFRS 15 is not expected to have any significant impact on the revenue recognition for these products. This preliminary assessment is currently under further review by the Group together with the potential impact of the application of IFRS 15 on the Company’s other sources of revenue.

IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

IFRS 16 eliminates the classification of leases as either operating lease or finance lease for a lessee. Instead, all leases are treated in a similar way to finance leases in IAS 17. Leases are capitalized recognizing assets (rights of use of the underlying assets) and showing them either as separate assets (right-of-use assets) or together with property, plant and equipment with disclosure in the notes. If lease payments are made over time, the Company also recognizes a financial liability representing its obligation to make future lease payments.

IFRS 16 changes the nature of expenses related to off-balance sheet leases. It replaces the typical straight line operating lease expense with a depreciation charge for rights of use of assets (included within operating costs) and an interest expense on lease liabilities (included within finance costs). The application of IFRS 16 is not expected to have any significant impact on expenses. Accounting exemptions apply to short-term lease and to leases of low-value assets. The potential impact of the application of IFRS 16 is currently under review by the Group.

3.4.	Reporting date

The reporting date for all Group companies is December 31.

3.5.	Scope and method of consolidation

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

December 31, 2016, 2015 and 2014	F-24

Advanced Accelerator Applications S.A.

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

In the event that the Group loses control of a subsidiary, the Group:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognizes the carrying amount of any non-controlling interests;

•	Recognizes the fair value of any interest retained;

•	Recognizes any gain or loss in the statement of income;

The consolidation scope is presented in note 7.

3.6.	Changes in scoping and method of consolidation

On January 6, 2016 and May 18, 2016 AAA respectively acquired the IDB Group and the PetNet business in Germany as explained in notes 2.1.1. and 5.1. These businesses have been consolidated since their dates of acquisition.

3.7.	Foreign currency translation

In preparing the financial statements of the Group, the financial statements of subsidiaries, which report in a currency other than the Euro, the translation to Euro is done as follows:

•	Assets and liabilities, including goodwill and fair value adjustments arising on a business combination, are translated into Euro at the foreign exchange rates at the reporting date.

•	Income statement items are translated into Euro at the exchange rate, which represents the average exchange rate for the period.

•	All resulting translation differences are recognized directly in other comprehensive income.

The table below shows the exchange rates used by the Group:

2016	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.9487	0.7048	0.2471	0.9312	1.168	0.2267
Average Rate	0.9023	0.6851	0.2356	0.9178	1.2128	0.2294
2015	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.9185	0.6616	0.2354	0.9229	1.3625	0.2345
Average Rate	0.9016	0.7059	0.2320	0.9369	1.3782	0.2391
2014	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.8227	0.7076	0.2107	0.8315	1.2780	0.2328
Average Rate	0.7535	0.6821	0.2106	0.8232	1.2449	0.2388

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate of that date.

December 31, 2016, 2015 and 2014	F-25

Advanced Accelerator Applications S.A.

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

3.8.	Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires making judgements, estimates and assumptions, which affect amounts reported in the financial statements. These estimates may be revised if circumstances require so or if new information is available. The actual results may differ from the initial estimates.

Significant estimates, judgments and assumptions made on the basis of information available at the reporting date mainly concern:

•	The measurement and impairment of goodwill, intangible assets acquired or generated as part of a business combination, and their estimated useful life;

•	the measurement of contingent consideration (“earn outs”) agreed during a business combination;

•	the measurement of provisions for risks (including assessment of recoverable R&D tax credits) and decommissioning obligations.

3.9.	Fair value

A number of accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement or disclosure purposes based on the following methods (additional information on the assumptions used to determine fair values are given, if applicable, in the notes specific to the asset or liability):

•	Intangible assets: Intangible assets that are typically acquired by the Group in a business combination are in process Research and Development (R&D) projects and/or customer relationships. The fair value of these assets is calculated using the excess profits method. This method is based on discounting excess profits generated by these assets over their estimated useful lives. Excess profits are determined from the operating margin attributable to customer relationships or estimated sales of products resulting from ongoing projects, less a capital charge for the assets necessary for their operation.

•	Loans and receivables are measured at amortized cost. Due to their short-term nature, the carrying amount of trade receivables and other receivables and of cash approximates fair value.

•	Non-derivative financial liabilities are measured at amortized cost. Due to their short-term nature, the carrying value of bank overdrafts and advances, trade payables and other payables approximates fair value.

•	The fair value of borrowings and financial liabilities other than contingent consideration agreed during a business combination is based on the fair value of future cash flows generated by the principal and interest repayments, discounted at market interest rates at the reporting date.

•	Contingent consideration agreed during a business combination is measured at fair value under the terms of the contract. It is generally based on the present value of cash flows as defined in the contract, with a weighting for the probability of occurrence of the factors governing their payment.

•	Decommissioning provisions are measured on the basis of estimated future decommissioning costs discounted to the reporting date.

December 31, 2016, 2015 and 2014	F-26

Advanced Accelerator Applications S.A.

3.10.	Business combinations

In compliance with IFRS 3, the consideration transferred in a business combination (i.e. the acquisition cost) is measured at the fair value of the assets transferred, equity instruments issued and liabilities assumed at the transfer date. The identifiable assets and liabilities of the acquiree are generally measured at their fair values at the acquisition date. Transaction costs directly attributable to the acquisition are recognized in “Other operating expenses.”

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

Goodwill

The goodwill of consolidated companies is recognized as an asset under the heading “Goodwill.” In conformity with IFRS 3 - Business combinations, goodwill is not amortized but is subject to an impairment test done at least once a year. For the purpose of impairment testing, goodwill is allocated to one or more of the Group’s Cash-Generating Units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination. In the Group, each country generally represents a CGU. More details on impairment testing of CGUs and its accounting are disclosed in note 3.14.

When the recoverable value of a CGU is less than its carrying amount, the corresponding impairment loss is first allocated to goodwill and recognized in net operating income as “Depreciation and amortization” (see note 4.7).

December 31, 2016, 2015 and 2014	F-27

Advanced Accelerator Applications S.A.

3.11.	Other intangible assets

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

Government grants are recognized in income statement on a systematic basis when the entity recognizes as expenses the related costs that the grants are intended to compensate to the extend that there is a reasonable assurance that grant is receivable. Government grants mainly related to R&D projects. When deferred, government subsidies are presented in “Other liabilities” in the consolidated statement of financial position.

December 31, 2016, 2015 and 2014	F-28

Advanced Accelerator Applications S.A.

3.13.	Property, plant and equipment

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

December 31, 2016, 2015 and 2014	F-29

Advanced Accelerator Applications S.A.

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

December 31, 2016, 2015 and 2014	F-30

Advanced Accelerator Applications S.A.

3.19.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position includes bank balances and short-term liquid investments with an initial maturity of less than three months and virtually no risk of change in fair value.

3.20.	Derivatives

The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks and interest risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognised at fair value at the date the derivative contract are entered into and are subsequently re-measured at fair value at each reporting date. The gains and losses resulting from the fair value re-measurement are recognised in profit or loss. The Group does not apply hedge accounting.

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

December 31, 2016, 2015 and 2014	F-31

Advanced Accelerator Applications S.A.

3.23.	Defined benefit retirement plans

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

The main actuarial assumptions chosen at December 31, 2016 are described in note 5.12.

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

Sales revenues are presented net of pharmaceutical taxes and other refunds and paybacks to public agencies.

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

December 31, 2016, 2015 and 2014	F-32

Advanced Accelerator Applications S.A.

3.25.	Raw materials and other consumables used

This line item includes raw materials consumed, transport, sales royalties and licensing fees, and purchases of pharmaceutical products.

3.26.	Research and development expenditure

Expenditure incurred during research is expensed as incurred (see note 4.6).

Expenditure incurred during development is capitalized as intangible assets under the conditions described in note 3.11.

3.27.	Operating Result

Net operating income consists of sales less the cost of raw materials and other consumables used and other operating expenses. Operating expenses mainly include personnel costs, other operating income and expenses, depreciation and amortization expense and impairment charges.

Net operating income includes the impact of:

•	gains and losses on disposal of non-current assets;

•	impairment of goodwill;

•	transaction costs incurred in connection with business combinations;

•	litigation or non-recurring events.

3.28.	Finance income and costs

Finance costs consist of:

•	interest expenses (gross finance cost, which includes financial expenses, issuance costs and foreign exchange losses on financial liabilities) on Group financial debt consisting of loans and other financial liabilities (in particular overdrafts and finance lease liabilities);

•	unwinding of the discounting of provisions;

•	impact on loss from shareholdings in non-consolidated investments (impairment, loss on disposal);

•	the loss in the fair value of liabilities to former owners of subsidiaries (contingent consideration);

•	exchange rate losses.

Finance income consists of:

•	other financial income;

•	impact on profit from shareholdings in non-consolidated investments (dividends, profit on disposal) and income from short-term investments;

•	exchange rate gains;

•	the gain in the fair value of liabilities to former owners of subsidiaries (contingent consideration);

•	exchange rate gains on financial liabilities on Group financial debt consisting of loans and other financial liabilities (in particular overdrafts and finance lease liabilities).

December 31, 2016, 2015 and 2014	F-33

Advanced Accelerator Applications S.A.

3.29.	Income taxes

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

Financing activities are operations that result from changes in the volume and composition of capital contributions and from changes in borrowings. Increases in share capital, payments of deferred and contingent liabilities to former owner of acquired subsidiairies, transaction with NCI, new borrowings and related repayments are financing activities.

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

December 31, 2016, 2015 and 2014	F-34

Advanced Accelerator Applications S.A.

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

Entity-wide disclosures

Other required entity-wide disclosures in accordance with IFRS 8 are presented below.

Sales by product category

In € thousands	2016	2015	2014
PET	66,466	59,831	48,882
Therapy (1)	19,987	11,049	5,472
SPECT	9,564	7,431	7,348
Other products	13,308	10,304	8,163
Total	109,325	88,615	69,865

(1)	Includes a provision of €1.6 million at December 31, 2016 for probable payback to a public agency, due to a likely price reduction following marketing authorization for lutetium Lu 177 dotatate (Lutathera®).

Sales are presented net of pharmaceutical taxes.

Geographical information

The two tables that follow show the Group’s sales and non-current assets by country. In presenting the following information, sales disclosures are based on the location of customers and asset disclosures on the location of the sites of Group entities.

Sales by country

In € thousands	2016	2015	2014
France	32,595	28,152	25,003
Italy	22,348	21,640	17,775
United Kingdom	16,405	15,464	9,577
Spain	12,001	9,692	6,926
Netherlands	7,782	-	-
Switzerland	5,715	5,017	3,152
Germany	4,295	2,056	979
Portugal	3,755	3,729	3,227
Israel	2,318	2,413	3,159
United States	1,432	-	-
Poland	525	452	61
Belgium	154	-	-
Canada	-	-	6
Total	109,325	88,615	69,865

December 31, 2016, 2015 and 2014	F-35

Advanced Accelerator Applications S.A.

Sales start of NETSPOT® in the United States in August 2016 following FDA approval in June.

The table of non-current assets by geographic location excludes financial, other non-current and deferred tax assets.

Non-current assets by country

In € thousands	2016	2015	2014
United States	28,966	23,036	15,525
Netherlands	26,441	-	-
France	22,155	24,836	27,939
Spain	18,816	18,671	15,661
Italy	13,982	15,237	17,002
Israel	12,841	12,899	11,923
Germany	10,614	8,504	9,026
Canada	5,824	5,467	5,848
Portugal	1,531	2	689
United Kingdom	891	1,295	1,580
Switzerland	853	785	192
Poland	98	146	181
Total	143,012	110,878	105,566

4.2.	Personnel costs

Personnel costs are analyzed as follows:

In € thousands	2016	2015	2014
Wages and salaries	25,850	20,280	14,246
Social charges	6,786	5,846	4,496
Share-based payments	7,157	1,794	2,278
Other personnel expenses	1,911	1,600	69
Total	41,704	29,520	21,089

The table below shows AAA personnel by country as of December 31, 2016, 2015 and 2014.

	2016	2015	2014
Italy	137	124	114
France	124	111	98
Spain	54	45	36
United States	45	25	8
United Kingdom	37	27	16
Germany	31	13	12
Switzerland	16	14	11
Portugal	15	15	15
Israel	15	15	14
Poland	14	14	8
Netherlands	13	-	-
Total	501	403	332

In the years ended December 31, 2016, 2015 and 2014, the total remuneration of the Group’s senior executives was as follows:

In € thousands	2016	2015	2014
Short-term benefits	2,233	2,755	1,357
Share-based payments	975	86	315
Post employment benefits	193	329	-
Total	3,401	3,170	1,672

December 31, 2016, 2015 and 2014	F-36

Advanced Accelerator Applications S.A.

4.3.	Share-based payments

4.3.1.	Restricted (free) share plans

Share-based payments include restricted (free) share plans for Group management. The fair value of the share grants was determined by reference to the share market price since the IPO and before, to the subscription price of share capital increases carried out closest to the dates of these free share grants.

There are no vesting conditions, except for a service condition.

Grant date	11/2011	01/2012	12/2012	08/2013	11/2014	05/2015	08/2016	11/2016
Number of shares granted	370,000	15,000	562,500	477,500	155,000	160,000	192,000	4,500
Fair value at grant date (€)	4.0	4.0	4.0	5.0	5.0	6.1	15.40	14.36
Total fair value (€)	1,480,000	60,000	2,250,000	2,387,500	775,000	976,000	2,956,800	64,620
Vesting period (in years)	2	2	2	2	2	2	2	2

An expense of €1.4 million was recognized in the consolidated statement of income for the year ended December 31, 2016, €1.2 million for the year ended December 31, 2015 and €2.3 million for the year ended December 31, 2014.

4.3.2.	Options

3,947,625 stock options were granted to employees in November 2015, 2,064,050 stock options in August 2016 and 100,000 in December 2016. One option can be exercised to buy one ordinary share of the Company.

Movements in stock options in the year ended December 31, 2016, were as follows:

	Number of options	Weighted average exercise price
At January 1, 2016	3,947,625	$8.00
Options granted in the period	2,164,050	$17.05
Options exercised in the period	-	-
Options lapsed in the period	-	-
Options forfeited in the period	236,250	$8.55
At December 31, 2016	5,875,425	$11.31

The options granted in November 2015 outstanding at December 31, 2016 had an exercise price of US$8.00 (€7.45 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 8.86 years.

The options granted in August 2016 outstanding at December 31, 2016 had an exercise price of US$17.21 (€15.41 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.66 years.

The options granted on December 22, 2016 outstanding at December 31, 2016 had an exercise price of US$13.89 (€13.30 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.98 years.

No options were exercisable at December 31, 2016.

December 31, 2016, 2015 and 2014	F-37

Advanced Accelerator Applications S.A.

The fair value of options granted during years 2016 and 2015 was estimated using the Black-Scholes option pricing model with the following significant assumptions:

	2016		2015
	August plan	December plan
Expected life (years)	4.5	4.5	4.5
Risk-free interest rate	1.2%	2.1%	1.8%
Volatility	58%	58.7%	55%
Expected dividend	0%	0%	0%
Weighted average fair value per option	€7.34	€5.10	€3.45
Weighted average exercise price	€15.41	€13.30	€7.45
Weighted average share price at grant date	€15.41	€11.35	€7.45

Volatility was determined by considering the volatility of a group of comparable listed companies over the period commensurate with the expected term.

The options are not subject to any performance conditions and normally vest following the third anniversary of the date of grant provided that the option holder remains a Director or employee of the Group.

The total fair value of the Stock Option grants for the years 2016 and 2015 was estimated at €29.3 million and €13.7 million, respectively. This expense will be recorded evenly over the 3-year vesting period in accordance with IFRS 2.

An expense of €5.6 million was recognized in the consolidated statement of income for the year ended December 31, 2016, including €1.6 million for the 2016 plans and €4.0 million for the 2015 plan.The expense recognized for the year ended December 31, 2015 was €0.6 million.

4.3.3.	Warrants

Movements in equity-settled warrants over ordinary shares in the Company in the year were as follows:

	Number of warrants	Weighted average exercise price
At January 1, 2016	225,000	€6.10
Warrants granted in the period	112,500	€14.58
Warrants lapsed in the year	-	-
Warrants exercised in the year	-	-
At December 31, 2016	337,500	€8.93

337,500 warrants were exercisable at reporting date.

4.3.3.1.	2015 Warrants plan

The 225,000 warrants granted in 2015 to six Board members for a consideration of €0.80 per warrant are exercisable immediately following the grant date and lapse after a period of 18 months.

As the consideration paid by the grantees represented the fair value of the warrants at the grant date, no related expense has been recognized in the consolidated statement of income for the year ended December 31, 2015.

The fair value of the warrants granted in 2015 was valued at €0.25 per warrant by an external valuation specialist using the Black-Scholes pricing model with the following significant assumptions:

2015 plan
Term of option (years)	0.75
Risk-free interest rate	0%
Volatility	50%

December 31, 2016, 2015 and 2014	F-38

Advanced Accelerator Applications S.A.

4.3.3.2.	2016 Warrants plan

AAA shareholders approved on May 26, 2016 a warrant plan for the seven non-executive board members and delegated authorization for its execution to the Board. The shareholders approved of the issuance of up to 149,800 warrants. The purchase of one warrant entitles to purchase one share. The shareholder resolution states that the Board has 18 months to use the delegation and the beneficiaries of the plan have 3 years to exercise their right to buy shares should they decide to so. The Board made use of the shareholder delegation on May 26 and decided to put in place the warrant plan. The warrant subscription price and the share exercise price were determined with the support of an external valuation specialist.

As of October 7, 2016, 112,500 warrants have been subscribed by five non-executive board members, 37,300 remain for a possible subscription before November 26, 2017.

The fair value of the warrants granted in 2016 was determined at €5.67. The external valuation specialist used the pricing model with the following significant assumptions:

2016
Term of option (years)	3
Risk-free interest rate	1.09%
Volatility	57%

As the consideration paid by the grantees represented the fair value of the warrants at the grant date, no related expense has been recognized in the consolidated statement of income for the year ended December 31, 2016.

4.4.	Other operating expenses

Other operating expenses principally concern non-inventoried purchases, consumable equipment & supplies, travelling expenses, communication costs, consulting and other external services relating to R&D, and other professional services:

In € thousands	2016	2015	2014
Transport	11,156	10,135	9,087
Consulting and other professional services (1)	8,055	6,825	5,802
External R&D Services (2)	7,626	10,274	7,114
Lease and other administrative expenses	5,777	3,981	2,807
Repairs and maintenance	4,359	3,420	2,962
Communications	3,420	1,836	650
Travel expenses	3,261	2,097	1,560
Energy	1,492	1,373	1,235
Royalties and Licensing fees	1,405	1,439	1,121
Taxes	745	1,218	719
Net loss on disposal of non-current assets	253	367	10
Allowance on trade receivables and R&D tax credits receivables (3)	5,131	193	144
Other	975	1,656	1,814
Total	53,655	44,814	35,025

(1)	Includes in the year 2015, the one-time compensation paid to the Chairman of the Board for €1 million.

(2)	Reduction of R&D expenses vs 2015 explained mostly due to the end of the phase 3 clinical study of Lutathera.

(3)	Includes in the year 2016 a provision of €5.1 million for a ongoing tax investigation. AAA is challenging the findings of the tax administration initial report. The provisioned amount represents AAA’s best estimate of the probable final ruling. See note 5.9. for further detail.

The IDB acquisition adds operating expenses of €1.6 million in the year 2016 mainly in transport and other professional expenses.

December 31, 2016, 2015 and 2014	F-39

Advanced Accelerator Applications S.A.

4.5.	Other operating income

In € thousands	2016	2015	2014
Government subsidies	2,521	4,871	3,701
Other operating income	1,716	970	539
Total	4,237	5,841	4,240

Government subsidies consist for the most part of the French research tax credit (CIR).

4.6.	Research and development expenditures

In € thousands	2016	2015	2014
Personnel costs (including share-based payments for R&D personnel)	4,010	2,238	2,390
Other operating costs (including depreciation and amortization)	9,761	12,477	8,060
Total	13,771	14,714	10,450

Total expenditures on R&D projects mainly include external fees, personnel costs, depreciation and amortization on fixed and intangible assets, transport and consumables costs.

4.7.	Depreciation and amortization

In € thousands	2016	2015	2014
Impairment of goodwill	-	-	840
Impairment of Property, plant and equipment	-	461	1,322
Impairment reversals of Property, plant and equipment	(1,783)	-	-
Depreciation and amortization	13,785	10,860	9,831
Total	12,002	11,321	11,993

Impairment of goodwill, impairment and reversals of impairment relating to property plant and equipment concerns operations in Portugal - see note 5.4.

4.8.	Finance income and finance costs

Change in fair value of contingent consideration is mainly attributed to the change in the fair value of the contingent consideration payable to the former owners of Advanced Accelerator Applications USA, Inc. Refer to note 5.14 for further details.

In € thousands	2016	2015	2014
Net foreign exchange gain	6,860	-	186
Unrealized gain on derivatives at fair value (1)	-	897	-
Change in fair value of contingent consideration	460	-	-
Other	744	259	396
Total finance income	8,064	1,156	582

In € thousands	2016	2015	2014
Net foreign exchange loss	-	(1,252)	-
Unrealized loss on derivatives at fair value (2)	(39)	-	-
Change in fair value of contingent consideration	(12,473)	(5,323)	(1,092)
Interest expenses	(563)	(809)	(951)
Other	(538)	(468)	(339)
Total finance costs	(13,613)	(7,852)	(2,382)

(1) In 2015, the €897 thousand gain on derivatives at fair value relates to the change in fair value of the foreign exchange contracts concluded by the Group to hedge its currency risk exposure.

(2) In 2016, the €39 thousand loss on derivatives at fair value relates to the change in fair value of interest rate swap concluded by the Group to hedge its interest rate risk exposure.

December 31, 2016, 2015 and 2014	F-40

Advanced Accelerator Applications S.A.

4.9.	Income taxes

4.9.1.	Income tax expense

In € thousands	2016	2015	2014
Current tax	(2,469)	(2,533)	(1,692)
Deferred tax	2,220	1,762	1,288
Total	(249)	(771)	(404)

4.9.2.	Explanation of effective tax expense

In € thousands	2016	2015	2014
Net profit / (loss) after tax	(25,294)	(17,001)	(10,803)
Income tax	(249)	(771)	(404)
Net profit / (loss) before tax	(25,045)	(16,230)	(10,399)
Theoretical tax rate	33.33%	33.33%	33.33%
Expected tax (charge) / income	8,347	5,409	3,466
Impact of unrecognized deferred tax asset on tax loss for the year	(5,823)	(6,570)	(3,095)
Impact of tax rate differences and tax rate changes	656	(504)	106
Impact of unrecognized deferred tax asset on temporary differences	22	(13)	(482)
Impact of permanent differences	(3,215)	1,260	(445)
Impact of income tax prior year recovery	10	(13)	348
Income tax expense	(3)	(431)	(102)
CVAE & IRAP (1)	(246)	(340)	(302)
Group tax charge	(249)	(771)	(404)

(1) The Contribution sur la Valeur Ajoutée des Entreprises (“CVAE”) and the Imposta Regionale sulle Attivita Produttive (“IRAP”) are French and Italian local taxes, respectively. They are determined using defined elements of revenues and expenses and are considered to be income taxes in accordance with IAS 12.

4.9.3.	Deferred tax assets and liabilities

Changes in net deferred tax assets and liabilities during the year are explained as follows:

In € thousands	2016	2015	2014
Net deferred tax at the beginning of the year	(2,507)	(4,143)	(4,187)
Deferred tax income	2,220	1,762	1,288
Other comprehensive income	74	176	31
Change in consolidation scope	(4,212)	-	(715)
Translation differences	331	(374)	(315)
Other changes	-	72	(245)
Net deferred tax at the end of the year	(4,094)	(2,507)	(4,143)

Deferred tax liabilities recognized mainly concern the remeasurement of assets due to business combinations.

In € thousands	2016	2015	2014
Intangible assets	(11,777)	(7,061)	(7,655)
Property, plant and equipment	(610)	(825)	(822)
Carry forward losses (1)	6,868	3,891	2,852
Other temporary differences	1,425	1,488	1,482
Deferred liabilities, net	(4,094)	(2,507)	(4,143)
Net deferred tax liabilities
of which deferred tax assets (2)	10,221	6,080	4,608
of which deferred tax liabilities	(14,315)	(8,587)	(8,751)

(1) Deferred tax assets on carry forward losses have been recognized only to the extent of the available taxable temporary differences for each taxable entity.

(2) Deferred tax assets and tax liabilities are offset when they concern the same taxable entity (or group of entities) and the entity has a legally enforceable right to settle current tax assets and liabilities in the consolidated statement of financial position.

December 31, 2016, 2015 and 2014	F-41

Advanced Accelerator Applications S.A.

As of 31 December 2016, the Group had available tax loss carry forwards for which no deferred tax asset was recognized due to the early stage of development of the entities in these countries, and because these entities are not likely to have taxable income in the foreseeable future:

Carry forward losses

In € thousands	2016	2015	2014
France	32,001	23,034	15,127
United States	10,262	-	-
Portugal	2,124	2,879	2,404
Germany	4,260	2,750	2,545
Canada	1,273	917	749
Spain	3,542	3,542	3,542
Poland	2,915	2,171	1,316
Switzerland	2,962	3,053	490
Total	59,339	38,346	26,173

5.	Notes to the consolidated statement of financial position

5.1.	Acquisition of business

Acquisition of IDB Group

AAA acquired 100% of the shares of the IDB Group, incorporated in The Netherlands, in January 2016. The IDB Group consists of six entities in The Netherlands and one in Belgium. Their business activities include the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances. This transaction contributes to AAA’s international expansion and strengthens AAA’s global supply chain in preparation for the commercial launch of lutetium Lu 177 dotatate (Lutathera®). Acquiring the IDB Group provides AAA with a reliable supply of Lu-177 for the production of lutetium Lu 177 dotatate (Lutathera®) and a business for other future product candidates.

Recognized amounts of identifiable assets acquired and liabilities assumed at acquisition date (in thousands)	€
Intangible assets	14,292
Property, plant and equipment	3,406
Inventory	490
Trade and other receivables	905
Other current assets	340
Cash and cash equivalent	3,467
Deferred tax liabilities	(4,150)
Trade and other payable	(800)
Other current liabilities	(449)
Total net assets acquired	17,501

Goodwill	10,814
Total consideration	28,315

Satisfied by:
Cash	23,700
Contingent consideration arrangement	4,615
Total consideration transferred	28,315

Net cash outflow due to this acquisition:
Cash consideration	23,700
Less: cash and cash equivalents acquired	(3,467)
20,233

December 31, 2016, 2015 and 2014	F-42

Advanced Accelerator Applications S.A.

Intangible assets acquired consist of customer relationships valued at €6 million and trademarks and licenses valued at €8.3 million using the multi-period excess earning method.

Under the contingent consideration arrangement, AAA is obligated to pay the sellers an additional earn-out. AAA has made a first payment of €1.7 million at the end of April 2016 and a second payment of €1.0 million in June 2016. A final payment of €1.75 million was paid in January 2017.

AAA paid, also in April 2016 €0.3 million based on the net financial position at the acquisition date.

A Goodwill has been recognized in the acquisition of the IDB Group because the consideration paid included expectations regarding future revenue growth, ease of market development and increased control of distribution channels. These benefits are not recognized separately from Goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill resulting from this acquisition is not expected to be deductible for tax purposes.

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for the year ended December 31, 2016 are €7.9 million and €0.9 million respectively. If the acquisition of IDB Group had been completed on the first day of the financial year 2016, the amounts of revenue and profit or loss would have been unchanged.

Acquisition of the PetNet business in Germany

AAA Germany signed in May 2016 an asset purchase agreement to acquire, out of an insolvency procedure, assets and rights to operate F18 production sites in Munich and in Erlangen (both in Germany). The contract in Munich requires AAA Germany to supply F18 products to the owner of the site, the Klinikum of the University of Munich (KUM). AAA will be paid a guaranteed revenue stream until July 2028 for this supply.

In June 2016, AAA Germany acquired from PetNet Solutions GmbH, a cooling system, which is installed in the Munich site.

The main objectives of these acquisitions are to improve the Company’s competitive position in the German market and to potentially gain access to interesting new product development efforts, which are fully in line with AAA’s own R&D efforts.

The total consideration for the purchase of all assets is €2.2 million. It is an asset deal, in accordance with IFRS 3. AAA also agreed, with the insolvency administrators, to pay the salaries of the persons employed at these two sites as of May 2016.

Recognized amounts of identifiable assets acquired and liabilities assumed at acquisition date (June 1st, 2016) (in thousands)	€
Customer relationships	2,126
Property, plant and equipment	579
Inventory	151
Other current assets	16
Deferred tax assets	636
Deferred tax liabilities	(698)
Non-current provisions	(364)
Other current liabilities	(99)
Total net assets acquired	2,347

Negative goodwill *	(127)
Total consideration	2,220

Satisfied by:
Cash	2,220
Total consideration transferred	2,220
Net cash outflow due to this acquisition:
Cash consideration	2,220
2,220

* Recognized in other income.

December 31, 2016, 2015 and 2014	F-43

Advanced Accelerator Applications S.A.

The amounts of revenue and loss of the PetNet business since the acquisition date included in the consolidated statement of comprehensive income for the year ended December 31, 2016 are €1.4 million and €0.1 million respectively.

As of December 31, 2016 the purchase price allocation is considered preliminary. The initial accounting for this acquisition may be revised within one year following the acquisition date should new information on facts and circumstances that already existed at the date of acquisition be obtained.

5.2.	Acquisition of business the year 2015

None in 2015.

5.3.	Acquisition of business for the year 2014

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

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands)	£	€
Customer relationships	1,424	1,742
Property, plant and equipment	57	70
Investments	20	24
Inventory	406	497
Trade receivables	1,710	2,091
Cash and cash equivalent	296	362
Loans	(21)	(26)
Other debt	(1,961)	(2,398)
Deferred tax liabilities	(299)	(366)
Total net assets acquired	1,632	1,996

Negative Goodwill	(77)	(94)
Total consideration	1,555	1,902

Satisfied by:
Cash	350	428
Equity instruments (294,743 ordinary shares at €5)	1,205	1,474
Total consideration transferred	1,555	1,902

Net cash outflow arising on acquisition
Cash consideration	350	428
Less: cash and cash equivalents acquired	(296)	(362)
	54	66

The valuation technique used for measuring the acquired customer relationship was the multi-period excess earnings method. There was no other significant tangible or intangible asset.

Following this acquisition, negative Goodwill of €94 thousand was recognized in other operating income in the consolidated income statement of the Group at December 31, 2014.

The fair value of the 294,743 ordinary shares issued as part of the consideration paid for IEL (€1,474 thousand) was assessed on the basis of a capital increase of new shares that were issued on the same day as the IEL acquisition. Shareholders and new investors paid a total of €41 million for these shares i.e. a price of €5 per share.

December 31, 2016, 2015 and 2014	F-44

Advanced Accelerator Applications S.A.

IEL contributed €9.6 million to the Group’s revenue and €0.4 million to the Group’s income for the period between the date of acquisition and the December 31, 2014.

If the acquisition of IEL had been completed on the first day of the financial year 2014, group revenues for the year ended December 31, 2014 would have been €71.9 million (instead of €69.9 million) and the contibution to the Group’s income would have been €(0.6) million.

Acquisition of the SteriPET® business of GE Healthcare S.r.L. in Italy

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

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands)	€
Customer relationships	1,089
License	100
Property, plant and equipment	33
Inventory	71
Trade receivables	142
Other debt	(38)
Deferred tax liabilities	(342)
Goodwill	200
Total consideration	1,255
Satisfied by:
Cash	495
Contingent consideration (1)	760
Total consideration transferred	1,255

(1) Contingent consideration

The Group has agreed to pay the selling shareholders a contingent consideration in cash. The amount has been estimated at acquisition date as follows:

•	€200 thousand paid on September 15, 2015 provided that one of the suppliers is still regularly supplying. The contribution to the contingent consideration transferred is €196 thousand which corresponds to the present value of €200 thousand discounted at 3% from the payment date.

•	€564 thousand of estimated royalties to be paid on future net sales to existing customers between September 15, 2015 and September 15, 2017.

The valuation technique used for measuring the acquired customer relationship was the multi-period excess earnings method. There was no other significant tangible or intangible asset.

Following this acquisition, Goodwill of €200 thousand was recognized at December 31, 2014.

The goodwill is entirely attributable to AAA Italy, which is considered as a separate CGU (cash generating unit) within the Group.

This acquisition had no significant impact on the Group’s revenues and income for the year ended December 31, 2014.

December 31, 2016, 2015 and 2014	F-45

Advanced Accelerator Applications S.A.

5.4.	Goodwill and Other intangible assets

5.4.1.	Change in the year

Acquisition Costs In € thousands	Goodwill	Acquired In Process R&D	Patents, Licenses and other	Customer relationships	Total
At 1 January 2014	22,267	14,619	12,337	10,548	59,771

Additions	-	-	394	-	394
Business combinations	200	-	100	2,831	3,131
Translation differences	765	1,499	69	117	2,450
At 31 December 2014	23,232	16,118	12,900	13,496	65,746

Additions	-	-	1,535	-	1,535
Disposal	-	-	(458)	-	(458)
Reclassification	-	-	134	-	134
Translation differences	1,285	922	85	646	2,938
At 31 December 2015	24,517	17,040	14,196	14,142	69,895

Additions	-	-	1,410	-	1,410
Business combinations	10,814	-	8,337	8,082	27,233
Disposal	-	(198)	(532)	(177)	(907)
Reclassification	-	206	(1,609)	-	(1,403)
Translation differences	594	712	14	(24)	1,296
At 31 December 2016	35,925	17,760	21,816	22,023	97,524

Accumulated amortization and impairment losses In € thousands
At 1 January 2014	(1,015)	-	(4,028)	(2,894)	(7,937)

Amortization expense	-	-	(1,712)	(1,442)	(3,154)
Impairment	(840)	-	-	-	(840)
Translation differences	-	-	(10)	(18)	(28)
At 31 December 2014	(1,855)	-	(5,750)	(4,354)	(11,959)

Amortization expense	-	-	(1,521)	(1,788)	(3,309)
Impairment	-	-	-	-	-
Disposal	-	-	132	-	132
Reclassification	-	-	(17)	17	-
Translation differences	-	-	(9)	(204)	(213)
At 31 December 2015	(1,855)	-	(7,165)	(6,329)	(15,349)

Amortization expense	-	-	(2,157)	(2,772)	(4,929)
Impairment	-	-	-	-	-
Disposal	-	-	514	177	691
Reclassification	-	-	1,180	-	1,180
Translation differences	-	-	(1)	(19)	(20)
At 31 December 2016	(1,855)	-	(7,629)	(8,943)	(18,427)

Carrying amount
At 31 December 2014	21,377	16,118	7,150	9,142	53,787
At 31 December 2015	22,662	17,040	7,031	7,813	54,546
At 31 December 2016	34,070	17,760	14,187	13,080	79,097

Patents/Licenses primarily consist of IDB Group trademark acquired for €8.3 million in January 2016 and of intellectual property relating to the therapy product candidate FabOvar which was acquired in 2011 for an amount of €8 million with a carrying amount of €4 million at December 31, 2016 (€4.8 million at December 31, 2015 and €5.6 million at December 31, 2014). The purchase agreement also provides for a variable payment based on a percentage of future sales until the legal protection of the patent expires in 2028. Acquired IPR&D for €17.8 million as of December 31, 2016 (€17.1 million as of December 31, 2015 and €16.1 million as of December 31, 2014) results from the acquisitions of Atreus Pharmaceuticals Corporation and Advanced Accelerator Applications USA, Inc. in 2010.

December 31, 2016, 2015 and 2014	F-46

Advanced Accelerator Applications S.A.

1.	Allocation of goodwill and Other intangible assets to Cash-Generating Units (CGUs)

The Group has allocated goodwill and other intangible assets to its CGUs. The CGUs correspond to each of the countries in which the Group operates. The carrying amount of goodwill and other non-amortized intangible assets allocated is as follows:

	12.31.2016
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total
Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	587	5,237	-	5,824
USA	4,290	12,523	-	16,813
Germany	1,065	-	-	1,065
Spain	6,261	-	-	6,261
Israel	8,906	-	-	8,906
Netherlands	10,814	-	-	10,814
Portugal	1,855	-	(1,855)	-
Total	35,925	17,760	(1,855)	51,830

	12.31.2015
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	551	4,916	-	5,467
USA	4,154	12,124	-	16,278
Germany	1,065	-	-	1,065
Spain	6,261	-	-	6,261
Israel	8,484	-	-	8,484
Portugal	1,855	-	(1,855)	-
Total	24,517	17,040	(1,855)	39,702

	12.31.2014
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	589	5,258	-	5,847
USA	3,720	10,860	-	14,580
Germany	1,065	-	-	1,065
Spain	6,261	-	-	6,261
Israel	7,595	-	-	7,595
Portugal	1,855	-	(1,855)	-
Total	23,232	16,118	(1,855)	37,495

Goodwill increased from €22.7 million at December 31, 2015 to €34.1 million at December 31, 2016. The increase in 2016 is due to the acquisition of the IDB Group for €10.8 million and to the translation differences on the goodwill of the CGUs in Israel, Canada and in the USA.

The variation in 2015 resulted from an increase of goodwill due to the translation differences on the USD/ILS denominated goodwill for €1.3 million.

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

December 31, 2016, 2015 and 2014	F-47

Advanced Accelerator Applications S.A.

2.	Principal assumptions used in impairment testing:

	12.31.2016
CGU	Budgeted EBITDA average increase per year (of forecast period) (1)	Post tax discount rate	Pre tax discount rate	Terminal growth rate	Forecast period in years

Italy	13.7%	12.0%	16.0%	0.0%	11
Gipharma	31.1%	13.0%	16.9%	0.0%	11
Canada (2)	35.7%	12.0%	14.7%	0.0%	11
USA	28.9%	13.5%	19.9%	0.0%	11
Germany	21.2%	11.0%	13.9%	0.0%	11
Spain	10.7%	10.5%	13.0%	0.0%	11
Israel	0.7%	10.5%	12.6%	-0.5%	11
Netherlands	18.4%	9.0%	11.5%	0.0%	11
UK	41.1%	11.0%	13.3%	0.0%	11
Portugal (3)	16.2%	15.0%	17.6%	-0.2%	11

	12.31.2015
CGU	Budgeted EBITDA average increase per year (of forecast period) (1)	Post tax discount rate	Pre tax discount rate	Terminal growth rate	Forecast period in years

Italy	11.9%	10.0%	13.6%	0.4%	8
Gipharma	20.3%	11.5%	16.3%	0.2%	8
Canada (2)	68.7%	20.0%	23.3%	-1.0%	10
USA	173.4%	13.0%	17.6%	-0.5%	8
Germany	46.5%	12.0%	14.9%	0.0%	8
Spain	22.8%	11.0%	14.9%	0.0%	8
Israel	5.3%	10.0%	12.3%	-0.5%	8
UK	22.1%	10.0%	11.9%	0.0%	8
Portugal (3)	-2.3%	13.0%	13.9%	-0.5%	10

	12.31.2014
CGU	Budgeted EBITDA average increase per year (of forecast period) (1)	Post tax discount rate	Pre tax discount rate	Terminal growth rate	Forecast period in years

Italy	17.7%	12.0%	16.0%	1.6%	8
Gipharma	18.6%	10.0%	13.9%	0.0%	8
Canada (2)	111.8%	20.0%	23.7%	3.0%	8
USA	58.3%	15.0%	19.7%	0.0%	8
Germany	79.2%	12.0%	14.9%	-0.5%	8
Spain	18.0%	12.0%	15.0%	0.3%	8
Israel	5.9%	10.0%	13.0%	-0.5%	8
UK	28.4%	9.0%	10.9%	0.0%	8
Portugal (3)	105.3%	15.0%	17.2%	0.0%	8

(1)	The budgeted EBITDA increase mainly results from the forecasted sales of lutetium Lu 177 dotatate (Lutathera®), which is expected to obtain FDA approval and EMA marketing authorization in 2017.

(2)	Concerning Canada, the future EBITDA growth is also based on the sale of Annexin V-128, a product candidate currently under development and currently in Phase 1/2 trials.

(3)	Following these tests, an additional impairment loss of €0.8 million was recognized on the goodwill of Portugal CGU in 2014. An additional impairment loss of €1.3 million has been attributed to tangible assets of Portugal in 2014, and of €0.5 million in 2015. The loss mainly resulted from the downward revision of forecasted sales and EBITDA as a result of a new competitor who entered the market.

December 31, 2016, 2015 and 2014	F-48

Advanced Accelerator Applications S.A.

In 2016, the Company revised the business plan of future sales to take into account some modified assumptions. In previous year we were expecting the loss of third party distribution business and focusing on our own production business. With recent development in Portugal we have increased our probability to keep a distribution activity. The revised forecast for 2016 showed a recovery in sales and EBITDA and resulted in the reversal of impairment loss on Property, plant and equipment (see note 5.5).

5.4.2.	Sensitivity analysis of the goodwill impairment tests at December 31, 2016

	12.31.2016		12.13.2015		12.13.2014
	Change required for carrying amount to equal recoverable amount		Change required for carrying amount to equal recoverable amount		Change required for carrying amount to equal recoverable amount
CGU	Increase in Discount rate (in basis point)	Decrease in Budgeted EBITDA per year	Increase in Discount rate (in basis point)	Decrease in Budgeted EBITDA per year	Increase in Discount rate (in basis point)	Decrease in Budgeted EBITDA per year
Italy	25	(66%)	31	(67%)	14	(55%)
Gipharma	23	(60%)	20	(59%)	15	(56%)
Canada	3	(19%)	-	(1%)	6	(39%)
USA	70	(91%)	54	(76%)	45	(85%)
Germany	8	(34%)	2	(13%)	13	(54%)
Spain	13	(52%)	16	(58%)	8	(39%)
Israel	18	(55%)	15	(53%)	15	(52%)
Netherlands	24	(73%)	-	-	-	-
United Kingdom	100	(91%)	30	(80%)	6	(67%)
Portugal (1)	28	(69%)	-	-	-	-

(1)	As of December 31, 2015 and December 31, 2014, the recoverable amount of Portugal CGUs was equal to is carrying amount after recognition of impairment loss. Therefore any adverse movement in a key assumption would lead to further impairment.

As of December 31, 2016 impairment loss has been reversed on Property, plant and equipment (see note 5.4.1. and 5.5).

December 31, 2016, 2015 and 2014	F-49

Advanced Accelerator Applications S.A.

5.5.	Property, plant and equipment

Acquisition cost In € thousands	Land	Construction and development	Equipment and laboratory material	Sub total financed under lease	Land	Construction and in progress	Equipment and laboratory material and in progress	Other tangible assets and in progress	Sub total	TOTAL
At 1 January 2014	200	7,001	12,215	19,416	1,320	17,889	39,719	2,310	61,238	80,654

Additions	-	-	3,435	3,435	-	1,385	5,274	251	6,910	10,345
Business combinations	-	-	27	27	-	-	55	21	76	103
Disposals	-	-	-	-	-	-	(78)	(33)	(111)	(111)
Reclassifications	(48)	(1,800)	1,355	(493)	(570)	570	-	-	-	(493)
Translation differences	-	-	-	-	-	14	147	21	182	182
At 31 December 2014	152	5,201	17,032	22,385	750	19,858	45,117	2,570	68,295	90,680

Additions	-	-	-	-	-	10,247	2,599	300	13,146	13,146
Disposals	(45)	(700)	-	(745)	-	(5)	(503)	(40)	(548)	(1,293)
Reclassifications	-	-	-	-	45	253	(547)	115	(134)	(134)
Translation differences	-	-	2	2	-	138	416	83	637	639
At 31 December 2015	107	4,501	17,034	21,642	795	30,491	47,082	3,028	81,396	103,038

Additions	-	-	24	24	-	875	2,766	6,406	10,047	10,071
Business combinations	-	-	-	-	182	758	2,519	527	3,986	3,986
Disposals	-	-	(100)	(100)	-	(6)	(85)	(210)	(301)	(401)
Reclassifications	-	-	(1,605)	(1,605)	459	(3,934)	(3,042)	9,524	3,007	1,402
Translation differences	-	-	(5)	(5)	24	466	287	(93)	684	679
At 31 December 2016	107	4,501	15,348	19,956	1,460	28,650	49,527	19,182	98,819	118,775

December 31, 2016, 2015 and 2014	F-50

Advanced Accelerator Applications S.A.

Accumulated depreciation and impairment losses In € thousands	Land	Construction and development	Equipment and laboratory material	Sub total financed under lease	Land	Construction	Equipment and laboratory material	Other tangible assets	Sub total	TOTAL
At 1 January 2014	-	(1,713)	(6,057)	(7,770)	-	(6,159)	(16,444)	(1,001)	(23,604)	(31,374)

Depreciation expense	-	(341)	(1,612)	(1,953)	-	(338)	(4,067)	(319)	(4,724)	(6,677)
Impairment	-	-	-	-	-	-	(1,321)	-	(1,321)	(1,321)
Disposals	-	-	-	-	-	-	28	18	46	46
Other Changes	-	430	48	478	-	-	15	-	15	493
Translation differences	-	-	-	-	-	-	(59)	(9)	(68)	(68)
At 31 December 2014	-	(1,624)	(7,621)	(9,245)	-	(6,497)	(21,848)	(1,311)	(29,656)	(38,901)

Depreciation expense	-	(226)	(1,816)	(2,042)	-	(866)	(4,287)	(356)	(5,509)	(7,551)
Impairment	-	-	-	-	-	(54)	(382)	(25)	(461)	(461)
Disposals	-	219	-	219	-	-	274	32	306	525
Reclassifications	-	-	15	15	-	(14)	(15)	14	(15)	-
Translation differences	-	-	-	-	-	-	(309)	(9)	(318)	(318)
At 31 December 2015	-	(1,631)	(9,422)	(11,053)	-	(7,431)	(26,567)	(1,655)	(35,653)	(46,706)

Depreciation expense	-	(225)	(1,773)	(1,998)	-	(1,200)	(1,595)	(4,063)	(6,858)	(8,856)
Impairment	-	-	-	-	-	-	-	-	-	-
Reversals of impairment losses (1)	-	-	-	-	-	54	1,729	-	1,783	1,783
Disposals	-	-	40	40	-	4	86	125	215	255
Reclassifications	-	-	1,033	1,033	-	2,214	833	(5,260)	(2,213)	(1,180)
Translation differences	-	-	-	-	-	(34)	(121)	(1)	(156)	(156)
At 31 December 2016	-	(1,856)	(10,122)	(11,978)	-	(6,393)	(25,635)	(10,854)	(42,882)	(54,860)

Carrying amount
At 31 December 2014	152	3,577	9,411	13,140	750	13,361	23,269	1,259	38,639	51,779
At 31 December 2015	107	2,870	7,612	10,589	795	23,060	20,515	1,373	45,743	56,332
At 31 December 2016	107	2,645	5,226	7,978	1,460	22,257	23,892	8,328	55,937	63,915
(1)	See note 5.4.1.2.

December 31, 2016, 2015 and 2014	F-51

Advanced Accelerator Applications S.A.

5.6.	Non-current financial assets

Non-current financial assets correspond mainly to a guarantee deposit of €0.75 million for a leasing contract in Germany, and a guarantee deposit of €0.4 million related to the remaining liabilities due on the acquisition of Cadisa and Barnatron in December 2012 .

5.7.	Trade and other receivables

Trade and other receivables are as follows:

In € thousands	12.31.2016	12.31.2015	12.31.2014
Gross value	31,887	24,397	20,557
Allowance for doubtful accounts	(808)	(772)	(504)
Total	31,079	23,625	20,053

Change in allowance for doubtful accounts

In € thousands	12.31.2016	12.31.2015	12.31.2014
Allowance for doubtful accounts, beginning of the year	772	504	381
Increase	88	313	139
Utilized	(8)	-	-
Reversed	(44)	(45)	(18)
Translation adjustment	-	-	2
Allowance for doubtful accounts, end of the year	808	772	504

Aging of trade and other receivables

In € thousands	12.31.2016	12.31.2015	12.31.2014
Not overdue	18,629	15,631	12,941
Past due up to 30 days	4,761	3,041	3,150
Past due for 30-60 days	2,414	1,219	1,492
Past due for 60-90 days	1,396	1,108	290
Past due for 90-180 days	1,730	1,575	1,593
Past due for more than 180 days	2,957	1,823	1,091
Allowance for doubtful accounts	(808)	(772)	(504)
Total	31,079	23,625	20,053

AAA is not significantly exposed to credit risk. A large portion of the customers are public hospitals which, based on our experience, so far represented a relatively low risk.

5.8.	Inventories

In € thousands	12.31.2016	12.31.2015	12.31.2014
Raw materials	4,932	2,266	1,959
Finished goods	1,311	872	100
Generators (1)	347	-	-
Other	1,510	967	1,320
Total gross value	8,100	4,105	3,379
Write-downs	-	-	(16)
Total	8,100	4,105	3,363

(1)	Generators are assets used in the production process and held at hospitals. The useful lives of those assets are less than one year.

December 31, 2016, 2015 and 2014	F-52

Advanced Accelerator Applications S.A.

5.9.	Other current and non current assets

Other current and non current assets are as follows:

In € thousands	12.31.2016	12.31.2015	12.31.2014
R&D tax credit receivable	3,328	3,328	3,328
Tax receivables (incl. VAT) and other receivables	5,002	4,881	5,476
Derivative assets (1)	-	897	-
Prepaid expenses	2,068	1,396	1,356
Other	54	-	-
Allowance on R&D tax credits (2)	(2,663)	-	-
Other current assets	7,789	10,502	10,160
R&D tax credit receivable	6,116	4,185	-
Tax receivables (incl. VAT) and other receivables	242	113	-
Allowance on R&D tax credits (2)	(2,417)	-	-
Other non current assets	3,941	4,298	-

(1)	In 2015, derivative assets primarily correspond to the fair value of the foreign exchange contracts concluded by the Group to hedge its exposure to foreign exchange risks arising from the cash received in dollars following the IPO. These derivatives assets are measured at fair value subsequent to their initial recognition and any change in the fair value is recorded through the income statement.

(2)	We are currently being audited for the fiscal years 2013, 2014 and 2015 by the French tax authorities. The preliminary report established by the assigned CIR expert challenges the eligibility of several of our R&D projects and expenses. The claims include, but are not limited to, not recognizing the required innovativeness of our projects and missing or insufficient documentation. The financial consequences of this audit remain uncertain. With the support of qualified external experts from a company specializing in CIR matters we have reviewed all of our projects and expenses for the period from 2013 to 2016. As a consequence of this review and on the recommendation of these experts we have taken a provision of €5.1 million in our financial statements closed at December 31, 2016. This provision corresponds to our current best estimate of the CIR amount we may eventually not be able to claim.

5.10.	Cash and cash equivalents

Cash and cash equivalents are as follows:

In € thousands	12.31.2016	12.31.2015	12.31.2014
Term saving deposits (1) (2)	175,532	951	21,000
Cash (2)	46,548	117,935	24,096
Total	222,080	118,886	45,096

(1)	Include very insignificant risk of a negative change in value and have maturity dates of typically less than three months. The Group holds term deposits for the purpose of meeting short-term cash commitments.
(2)	Include cash held in USD for €156.3 million ($165 million) in term deposit and €2.7 million ($2.9 million) in cash at December 31, 2016, €73.2 million at December 31, 2015 and €0.02 million at December 31, 2014.

5.11.	Equity

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

At December 31, 2016, the share capital consists of 87,952,657 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

December 31, 2016, 2015 and 2014	F-53

Advanced Accelerator Applications S.A.

Increase of share capital in 2016

The increases in share capital which occurred from January 1, 2016 through December 31, 2016 are as follows:

Date	Nature of operation	Note	Number of shares	Price per share / warrant	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2015	Outstanding shares		78,556,211			0.10	7,856
Oct 7, 2016	Issuance of 112,500 warrants at a €5.67 price			5.67	638
Oct 12, 2016	Issuance of common shares	(1)	9,078,946	17.24	156,534	0.10	908
	Share issuance costs				(10,129)
Nov 28, 2016	Issuance of common shares (free shares allocated to employees)		317,500	0.00	0	0.10	31
Total			87,952,657		147,043	0.10	8,795

(1)	In October 2016, AAA closed a follow-on public offering of 4,539,473 American Depositary Shares (“ADSs”) including the exercise of the 15% Greenshoe (total ADS number composed of initial issue of 3,947,369 ADS and Greenshoe of 592,104 ADS). This represents 9,078,946 ordinary shares. At a price of $38.00 (€34.48) per ADS (each ADS represents 2 ordinary shares), the total gross proceeds before underwriting discounts and offering expenses were US$172.5 million (€156.5 million). The ADS have been listed on the Nasdaq Global Select Market.

Increase of share capital in 2015

The increases in share capital which occurred from January 1, 2015 through December 31, 2015 are as follows:

Date	Nature of operation	Note	Number of shares	Price per share / warrant	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2014	Outstanding shares		63,229,041			0.10	6,323
May 28, 2015	Issuance of common shares	(1)	1,459,660	6.10	8,904	0.10	146
June 17, 2015	Issuance of common shares	(2)	2,330,110	6.10	14,214	0.10	233
Aug 19, 2015	Issuance of common shares (free shares allocated to employees)		352,500	0.00	0	0.10	35
Sept 6, 2015	Issuance of common shares (free shares allocated to employees)		235,000	0.00	0	0.10	24
Sept 28, 2015	Issuance of common shares (free shares allocated to employees)		167,500	0.00	0	0.10	17
Sept 28, 2015	Issuance of 225,000 warrants at a €0.8 price			0.80	180
Nov 11, 2015	Issuance of common shares	(3)	10,782,400	7.5	80,444	0.10	1,078
	Share issuance costs				(6,648)
Total			78,556,211		97,094	0.10	7,856

(1)	On May 28, 2015, 1,459,660 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014.

(2)	On June 17, 2015, 2,330,110 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014.

(3)	Initial Public Offering (IPO)

AAA completed an Initial Public Offering (IPO) of 4,688,000 American Depositary Shares (“ADS”) representing 9,376,000 ordinary shares at a price of $16.00 (€14.9) per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market on and started trading on November 11, 2015 under the ticker “AAAP”. The overallotment option (Greenshoe) of 15% was also used immediately by the Underwriters and an additional 1,406,400 shares or 703,200 ADS were issued at the same price of US$16.00 (€14.9) per ADS.

December 31, 2016, 2015 and 2014	F-54

Advanced Accelerator Applications S.A.

At December 31, 2015, the share capital consisted of 78,556,211 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

Increase of share capital in 2014

The increase in share capital which occurred from January 1, 2014 through December 31, 2014 are described follows:

Date	Nature of operation	Note	Number of shares	Price per share	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2013	Outstanding shares		54,145,889			0.10	5,415
Feb 14, 2014	Issuance of common shares	(1)	8,212,295	5.00	41,061	0.10	821
Feb 14, 2014	Share issuance costs				(395)
Feb 14, 2014	Issuance of common shares	(1)	294,743	0.00	0	0.10	29
Feb 14, 2014	Issuance of common shares (free shares allocated to employees)		40,000	0.00	0	0.10	4
March 27, 2014	Issuance of common shares	(2)	241,114	0.00	0	0.10	24
Oct 16, 2014	Issuance of common shares (free shares allocated to employees)		295,000	0.00	0	0.10	30
Total			63,229,041		40,666	0.10	6,323

(1)	On February 14, 2014, 8,212,295 shares have been issued at a price of €5 per share following the extraordinary general meeting held on April 11, 2013 and 294,743 shares were issued in relation with the acquisition of IEL.

(2)	On March 27, 2014, the Board of Directors decided to issue 241,114 ordinary shares, were issued in relation with the acquisition of Atreus.

At December 31, 2014, the share capital consisted of 63,229,041 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

Basic and diluted earnings per share

	Net profit (loss) (thousands of Euros)	Average number of shares outstanding	Earnings per share (EUR)

Year ended December 31, 2016	(25,294)
Basic earnings per share		80,594,980	(0.31)
Diluted earnings per share		80,594,980	(0.31)

Year ended December 31, 2015	(17,001)
Basic earnings per share		66,943,481	(0.25)
Diluted earnings per share		66,943,481	(0.25)

Year ended December 31, 2014	(9,499)
Basic earnings per share		61,884,911	(0.15)
Diluted earnings per share		61,884,911	(0.15)

For the year ended December 31, 2016, 2015, and 2014 there are no free shares vested but not yet issued included in the average number of shares outstanding.

Free shares and options granted to employees and warrants to six Board members but not yet vested and/or exercised at December 31, 2016, December 31, 2015 and December 31, 2014 are not considered for diluted earnings per share calculation as they would reduce loss per share.

December 31, 2016, 2015 and 2014	F-55

Advanced Accelerator Applications S.A.

5.12.	Current and non-current provisions

The provisions are analyzed as follows:

In € thousands	12.31.2016	12.31.2015	12.31.2014
Decommissioning obligations	7,884	7,170	6,871
Retirement indemnities and other employee benefits	2,909	2,370	1,046
Other (1)	1,932	428	94
Total non-current provisions	12,725	9,968	8,011

Others (2)	1,135	-	128
Total current provisions	1,135	-	128
Total	13,860	9,968	8,139

(1)	Includes a provision of €1.6 million for potential payback to a public agency, due to a probable price reduction following marketing authorization and €0.05 million for closing of the production site in Poland in the course of the year 2017.

(2)	Includes a provision of €0.7 million relating to a payment request made by a public agency. AAA is disputing the legal base for this request. The provisioned amount represents AAA’s best estimate of the probable outcome of this matter.

Provisions for decommissioning PET production sites

At December 31, 2016, these provisions amounted to €7.9 million compared with €7.2 million at December 31, 2015 and €6.9 million in 2014. The increase of €0.7 million between 2016 and 2015 relates to the unwinding of the discounting of the obligation for €0.3 million and the acquisition of a new site for €0.4 million in Germany. The increase of €0.3 million between 2014 and 2015 is due to the unwinding of the discounting of the obligation.

Decommissioning costs for a typical site have been estimated by an independent expert. From this base cost and with annual inflation assumed to be 2%, the Group has estimated the expected decommissioning costs at the forecast date for each site concerned. These costs have then been discounted to the reporting date using a discount rate of 4.33% (4.57% at December 31, 2015 and 2014). A decrease or an increase of 1 percentage point in this rate would lead to a respective increase or decrease in the provision of €0.3 million and €0.2 million.

Retirement Indemnities and other employee benefits

The Group has three main employee defined benefit obligations in France, Italy and Switzerland which are subject to annual actuarial measurement, using the projected credit unit method. The assets and liabilities recognised in the balance sheet at 31 December for these defined benefit obligations are as follows:

In € thousands	12.31.2016	12.31.2015	12.31.2014
Fair value of plan assets	2,955	1,962	1,273
Post-employment benefit plans :
Defined benefit obligation	(5,864)	(4,332)	(2,319)
Net Liability	(2,909)	(2,370)	(1,046)

The plan assets concern only the Swiss defined benefit plan. The plan assets are primarily held within instruments with quoted market prices in an active market such as Equity securities and Debt securities, with the exception of the property that includes some direct investment in real estate.

December 31, 2016, 2015 and 2014	F-56

Advanced Accelerator Applications S.A.

Movements in the net asset/(liability) during the period:

In € thousands	12.31.2016	12.31.2015	12.31.2014
Net asset / (liability) at the beginning of the year	(2,370)	(1,046)	(843)
Expense recognised in the income statement (1)	(381)	(764)	(111)
Remeasurements recognised in other comprehensive income (2)	(324)	(736)	(92)
Contributions paid by the Group	158	157	-
Exchange differences	(2)	19	-
Reclassification	10	-	-
Net liability at the end of the year	(2,909)	(2,370)	(1,046)

(1)	This mainly includes service costs for the period.

(2)	This mainly results from actuarial gain / (loss) due to experience and change in financial assumptions.

In France

AAA France employees receive, on retirement, severance pay as defined under the pharmaceutical industry collective wage agreement.

The principal assumptions underlying the measurement of the provision concerning the French employees are as follows:

	12.31.2016	12.31.2015	12.31.2014
Discount rate	1.34%	1.70%	1.57%
Future increase in remuneration	1.5%	2%	2%
Rate of social charges	43%	43%	47%
Retirement age	Managers: 65 years Other staff: 62 years	Managers: 65 years Other staff: 62 years	Managers: 65 years Other staff: 62 years
Mortality table	INSEE 2012-2014	INSEE 2011-2013	INSEE 2010-2012

In Italy

Employees of AAA Italy and Gipharma receive indemnity payments (TFR) when leaving the company.

The principal assumptions underlying the measurement of the provision concerning the Italian employees are as follows:

	12.31.2016	12.31.2015	12.31.2014
Discount rate	1.80%	1.50%	1.50%
Future increase in remuneration	1.50%	2.50%	2.48%
Rate of social charges Retirement age	39.35%: other staff 44.45%:managers Man 66 years+7 months Woman 65 years+7 months	39.35%: other staff 44.45%:managers Man 66 years+7 months Woman 65 years+7 months	39.35%: other staff 44.45%:managers Man 66 years+3 months Woman 63years+9 months
Mortality table	Istat 2015	Istat 2014	Istat 2013

In Switzerland

The Group jointly operates with the employees a retirement foundation in Switzerland. The assets and liabilities of the retirement foundation are held separately from the Group. This foundation covers all the employees in Switzerland and provides benefits on a defined contribution basis.

Each employee has a retirement account to which the employee and the Group contribute at a rate set out in the foundation rules based on a percentage of salary. Every year, the foundation decides the level of interest, if any, to apply to retirement accounts based on the agreed policy. At retirement, employees can elect to withdraw all or part of their balances of their retirement account, failing which the retirement account is converted into annuities at pre-defined convertion rates.

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

The weighted average duration of the expected benefit payment is approximately 19.45 years (2015: 16.99).

The Group expects to contribute CHF 164 thousand to this plan in 2017.

The principal assumptions underlying the measurement of the provision concerning the Swiss employees are as follows:

December 31, 2016, 2015 and 2014	F-57

Advanced Accelerator Applications S.A.

	12.31.2016	12.31.2015	12.31.2014
Discount rate	0.7%	0.8%	1.10%
Inflation rate	1%	1%	1%
Future increase in remuneration	1.5%	2%	2%
Pension increase rate	0%	0%	0%
Interest credited on pension savings	1%	1.25%	1.75%
Conversion rate	6.8%	6.8%	6.8%
Proportion opting for withdrawal Benefit	25%	25%	25%
Retirement age	Men: 65 years Women: 64 years	Men: 65 years Women: 64 years	Men: 65 years Women: 64 years
Mortality table	LPP2015gen	LPP2015gen	LPP2010gen

There are no reimbursement rights included in plan assets. The actual return on plan assets was a gain of €13.8 thousand (CHF15 thousand) in 2016, and €57 thousand (CHF 61 thousand) in 2015.

5.13.	Current and non-current financial liabilities

Financial liabilities by category

In € thousands	12.31.2016	12.31.2015	12.31.2014
Finance lease obligations	4,357	6,062	8,440
Loans	11,962	15,703	18,446
Total	16,319	21,765	26,886

Financial liabilities include, as of December 31, 2016, €5.1 million guaranteed by equipment, business goodwill or land, and by a mortgage for a building (€8.9 million as of December 31, 2015 and €10.9 million as of December 31, 2014); the loans amounting to €2.5 million have an OSEO-issued guarantee (€3.5 million as of December 31, 2015 and €4.5 million as of December 31, 2014). OSEO is now part of the Banque Publique d,Investissement (BPI).

Financial liabilities by date of maturity

	12.31.2016
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,002	3,018	337	4,357
Loans	3,015	5,471	3,476	11,962
Total	4,017	8,489	3,813	16,319

	12.31.2015
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,705	3,475	882	6,062
Loans	3,855	7,527	4,321	15,703
Total	5,560	11,002	5,203	21,765

	12.31.2014
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,941	4,927	1,572	8,440
Loans	3,974	9,678	4,794	18,446
Total	5,915	14,605	6,366	26,886

December 31, 2016, 2015 and 2014	F-58

Advanced Accelerator Applications S.A.

Financial liabilities by type of interest rate

In € thousands	Average interest rate 2016	12.31.2016	12.31.2015	12.31.2014
Fixed rates	2.36%	11,674	15,618	19,943
Floating rates	1.96%	4,645	6,147	6,943
Total		16,319	21,765	26,886

5.14.	Other current and non-current liabilities

In € thousands	12.31.2016	12.31.2015	12.31.2014
Due to former owners of acquired companies (1)	49,342	38,155	36,125
Government subsidies	484	1,209	1,142
Derivatives liabilities	38	-	-
Other non-current liabilities	49,864	39,364	37,267

Due to former owners of acquired companies (1)	4,731	4,223	2,425
Tax, personnel and social charges	7,870	8,938	7,224
Other (2)	1,870	2,577	2,770
Other current liabilities	14,471	15,738	12,419

(1)	The Group is obligated to pay contingent considerations to the former owners of acquired companies, as defined under each acquisition agreement.

(2)	The other current liabilities include mainly deferred income.

Debt due to former owners of acquired companies

In € million	12.31.2016	12.31.2015	12.31.2014
Advanced Accelerator Applications USA, Inc.	46.2	33.8	29.8
Atreus Pharmaceuticals Corporation	5.5	6.3	6.0
SteriPET® business of GE Healthcare S.r.L	0.6	1.3	0.7
IDB Group	1.8	-	-
Catalana De Dispensacion and Barnatron SA	-	1.0	2.0
Due to former owners of acquired companies	54.1	42.4	38.5

12.31.2016 In € million	Resulting net charge / (income)	Payments made during the year
Advanced Accelerator Applications USA, Inc. (1)	12.4	-
Atreus Pharmaceuticals Corporation (2)	(0.5)	0.3
SteriPET® business of GE Healthcare S.r.L	0.01	0.7
IDB Group	(0.19)	2.7
Catalana De Dispensacion and Barnatron SA	-	1.0
Total	11.7	4.7
(1)	The resulting finance charge is mainly due to the updating of the business plan on future sales including payments schedule, the unwinding of the discounting and the foreign exchange rate variations.

(2)	The resulting finance income is mainly due to the updating of the business plan on future sales of Annexin, updating the probability of occurrence of anniversary and milestone payments and the foreign exchange rate variations.

December 31, 2016, 2015 and 2014	F-59

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications USA, Inc.

The principal contingent consideration concerns Advanced Accelerator Applications USA, Inc. Contingent consideration included four fixed tranches payable in cash and shares of the Company on reaching certain milestones defined in the contract. These milestones are based on different stages of the development of lutetium Lu 177 dotatate (Lutathera®). As of December 31, 2016, the first two milestones defined in the contract have been met and paid.

The contingent consideration also includes a variable tranche based on a percentage of future lutetium Lu 177 dotatate (Lutathera®) worldwide sales. At December 31, 2016, 2015 and 2014, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Future sales of lutetium Lu 177 dotatate (Lutathera®): determined using the most recent Group business plans; and

•	Probability of occurrence: The 80% probability has been applied by the Company since September 2015 when the clinical phase 3 results were published (67% at December 31, 2014); and

•	Discount rate of 10%: this reflects the time value of money and the estimated risks of not realizing the future cash flows.

The Company revised the business plan of future sales of lutetium Lu 177 dotatate (Lutathera®) to take into account some modified assumptions. These consist primarily of a revised sales price in the US combined with a change in launch schedule for some countries in Europe compared to the previously assumed launch date for all the major European countries.

Sensitivity analysis

In € million	Amount	Variation
Sensitivity on probability
Probability of occurrence at 100%	57.7	11.5
Sensitivity on discount rate
Plus one percentage point	43.8	(2.3)
Less one percentage point	48.7	2.5
Sensitivity on exchange rate - Euro against foreign currencies
Plus five percent	44.6	(1.5)
Less five percent	47.8	1.7

Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions, the expected volumes to be sold or the future selling prices.

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

At December 31, 2016, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	First regulatory approval obtained in 2022; and

•	Future sales of Annexin determined using the most recent Group business plans; and

•	Probability of occurrence:

December 31, 2016, 2015 and 2014	F-60

Advanced Accelerator Applications S.A.

	12.31.2016	12.31.2015
2016 anniversary payments	N/A	100%
2017 anniversary payments	70%	60%
2018 anniversary payments	50%	60%
2019 anniversary payments	50%	30%
2020 anniversary payments	20%	30%
2021 anniversary payments	20%	30%
Milestone payments	30%	30%
Royalty payments	30%	30%

•	These percentages were estimated by the Company based on the current stage of product development; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of not realizing future cash flows.

The Company revised the business plan on future sales of AnnexinAs the Company progresses in its clinical trial, it has a better visibility of potential applications for Annexin. The Company has updated its epidemiology data and competitive set to better align with its recent analysis leading to minimal changes compared to previous version.

Sensitivity analysis

In € million	Amount	Variation
Sensitivity on probability
Probability of occurrence at 100%	17.8	12.3
Sensitivity on discount rate
Plus one percentage point	5.1	(0.5)
Less one percentage point	6.0	0.5
Sensitivity on exchange rate - Euro against foreign currencies
Plus five percent	5.4	(0.1)
Less five percent	5.7	0.2

Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions, the expected volumes to be sold or the future selling prices.

December 31, 2016, 2015 and 2014	F-61

Advanced Accelerator Applications S.A.

5.15.	Financial assets and liabilities

The fair values and the carrying amounts of financial assets and liabilities are summarized as follows:

12.31.2016
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Financial assets
Total measured at fair value		-	-	-	-	-	-
Trade receivables and other Receivables	(2)	-	31,079	-	-	31,079	31,079
Guarantee deposits	(2)	-	2,061	-	-	2,061	2,061
Cash and cash equivalents	(2)	-	222,080	-	-	222,080	222,080
Loans to related parties	(2)	-	62	-	-	62	62
Total not measured at fair value		-	255,282	-	-	255,282	255,282
Total financial assets		-	255,282	-	-	255,282	255,282
Financial liabilities
Debt due to former owners of acquired companies	(3)	54,073	-	-	-	54,073	54,073
Derivatives liabilities	(2)	38	-	-	-	38	38
Total measured at fair value		54,111	-	-	-	54,111	54,111
Financial liabilities	(2)	-	-	-	16,319	16,319	16,281
Trade payables	(2)	-	-	-	20,119	20,119	20,119
Total not measured at fair value					36,438	36,438	36,400
Total financial liabilities		54,111	-	-	36,438	90,549	90,511

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

December 31, 2016, 2015 and 2014	F-62

Advanced Accelerator Applications S.A.

12.31.2015
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Financial assets
Available-for-sale financial assets	(2)	-	-	53	-	53	53
Derivatives assets	(2)	897	-	-	-	897	897
Total measured at fair value	(2)	897	-	53	-	950	950
Trade receivables and other receivables		-	23,625	-	-	23,625	23,625
Guarantee deposits	(2)	-	1,414	-	-	1,414	1,414
Cash and cash equivalents	(2)	-	118,886	-	-	118,886	118,886
Loan to related party	(2)	-	45	-	-	45	45
Total not measured at fair value	(2)	-	143,970	-	-	143,970	143,970
Total financial assets		897	143,970	53	-	144,920	144,920
Financial liabilities
Debt due to former owners of acquired companies		42,378	-	-	-	42,378	42,378
Total measured at fair value	(3)	42,378	-	-	-	42,378	42,378
Financial liabilities		-	-	-	21,765	21,765	22,321
Trade payables	(2)	-	-	-	14,710	14,710	14,710
Total not measured at fair value	(2)	-	-	-	36,475	36,475	37,031
Total financial liabilities		42,378	-	-	36,475	78,853	79,409

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

December 31, 2016, 2015 and 2014	F-63

Advanced Accelerator Applications S.A.

12.31.2014
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Financial assets
Available-for-sale financial assets	(2)	-	-	98	-	98	98
Total measured at fair value		-	-	98	-	98	98
Trade receivables and other receivables	(2)	-	20,053	-	-	20,053	20,053
Guarantee deposits	(2)	-	1,854	-	-	1,854	1,854
Cash and cash equivalents	(2)	-	45,096	-	-	45,096	45,096
Loan to related party	(2)	-	7	-	-	7	7
Total not measured at fair value		-	67,010	-	-	67,010	67,010
Total financial assets		-	67,010	98	-	67,108	67,108
Financial liabilities
Debt due to former owners of acquired companies	(3)	38,550	-	-	-	38,550	38,550
Total measured at fair value		38,550	-	-	-	38,550	38,550
Financial liabilities	(2)	-	-	-	26,886	26,886	27,595
Trade payables	(2)	-	-	-	12,156	12,156	12,156
Total not measured at fair value		-	-	-	39,042	39,042	39,751
Total financial liabilities		38,550	-	-	39,042	77,592	78,301

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

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

December 31, 2016, 2015 and 2014	F-64

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

Its business is generated principally in the "Euro zone” (76% of 2016 sales and 74% of 2015 sales). Each Group entity’s market is local in nature, which means that revenues and costs are generally in the same currency. The Group is exposed to the US Dollar, the British Pound Sterling, the Swiss Franc and the Israeli Shekel. At December 31, 2016 our main exposure to foreign exchange risk results from the cash which is currently held in USD (€156.3 million ($165 million) term deposit in USD and €2.7 million ($2.9 million) in cash, out of a total in cash and cash equivalent of €222.1 million). The cash held in USD amounted to €73.2 million at December 31, 2015 and €0.02 million at December 31, 2014 and the increase in 2016 is mainly driven by the $162 million cash received following the secondary public offering. The strengthening or the weakening of the USD against the Euro by 5% would respectively lead to a financial income of €8.0 million or a financial expense of €8.0 million based on the cash and cash equivalents held in USD at December 31, 2016.

Loans and other financial liabilities are almost exclusively denominated in Euros and are not subject to foreign exchange risk except for debt to former shareholders of acquired companies (accounted for as contingent consideration).

December 31, 2016, 2015 and 2014	F-65

Advanced Accelerator Applications S.A.

In 2015, we entered into some contracts with our banks to so limit potential losses on our cash held in currencies other than the Euro.

All these contracts were terminated in the course of 2016.

There is no active contract at December 31, 2016.

Interest rate risk

AAA’s exposure to changes in interest rates is not considered significant. A number of the finance lease contracts are linked to indices such as Euribor and INSEE. Variations in these indices could increase finance costs. The Group’s exposure to interest rate risks is presented in 5.13.

The table below summarises the contracts outstanding at year-end:

2016 (in € thousands)	Notional amount in Euros	Book value in Euros	Fair value in Euros
Interest rate SWAP :
EUR loan	1'281	(38)	(38)
Total Over-the-Counter interest rate options	1'281	(38)	(38)
Total derivative financial instruments	1'281	(38)	(38)

Liquidity risk

After comparing its available cash resources at December 31, 2016 to its estimated cash requirements, the Group believes that there is currently no liquidity risk.

The table below presents the carrying amount and the undiscounted repayments (principal and interest) of financial liabilities (which exclude current and non-current provisions and deferred tax liabilities) based on outstanding contractual maturities:

2016 (in € thousands)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Finance lease obligations	4,357	4,920	1,162	3,408	350
Other loans and financial liabilities	11,962	12,391	3,193	5,716	3,482
Trade and other payables	20,119	20,119	20,119	-	-
Tax, personnel and social charges	7,870	7,870	7,870	-	-
Debt due to former owners of acquired companies	54,073	100,335	4,859	27,540	67,936
Total	98,381	145,635	37,203	36,663	71,769

2015 (in € thousands)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Finance lease obligations	6,062	6,833	1,913	3,900	1,020
Other loans and financial liabilities	15,703	16 923	4,084	8,025	4,814
Trade and other payables	14,710	14,710	14,710	-	-
Tax, personnel and social charges	8,938	8,938	8,938	-	-
Debt due to former owners of acquired companies	42,378	83,716	4,341	13,946	65,429
Total	87,791	131,120	33,986	25,871	71,263

2014 (in € thousands)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Financial lease obligations	8,440	9,585	2,254	5,579	1,752
Other loans and financial liabilities	18,446	20,108	4,365	10,539	5,204
Trade and other payables	12,156	12,156	12,156	-	-
Tax, personnel and social charges	7,224	7,224	7,224	-	-
Debt due to former owners of acquired companies	38,548	78,183	1,490	13,514	63,179
Total	84,814	127,256	27,489	29,632	70,135

December 31, 2016, 2015 and 2014	F-66

Advanced Accelerator Applications S.A.

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

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group’s customer portfolio consists primarily of several hundred public hospitals and private clinics and some few major international companies in the health care sector with significant financial resources. Given this large total number of customer, none of our customers individually exposes us to a significant credit risk.

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

The total potential dilution from new shares issues as of December 31, 2016 is 7.67% of the share capital (6.59% in 2015).

December 31, 2016, 2015 and 2014	F-67

Advanced Accelerator Applications S.A.

7.	Consolidation scope

Fully consolidated Group companies are as follows:

Entity	Registered office in	% Interest 2016	% Interest 2015	% Interest 2014
Advanced Accelerator Applications SA	France	Parent Company	Parent Company	Parent Company
Advanced Accelerator Applications Unipessoal Lda	Portugal	100%	100%	100%
Advanced Accelerator Applications Polska sp zoo	Poland	100%	100%	100%
Advanced Accelerator Applications (Italy) Srl	Italy	100%	100%	100%
G.I. Pharma Srl	Italy	100%	100%	100%
Advanced Accelerator Applications International SA	Switzerland	100%	100%	100%
Advanced Accelerator Applications (Switzerland) SA	Switzerland	100%	100%	100%
Advanced Accelerator Applications GmbH (Ex - Umbra Medical AG)	Germany	100%	100%	100%
Eifel Property GmbH	Germany	100%	100%	100%
Advanced Accelerator Applications Ibérica S.L.	Spain	100%	100%	100%
Catalana De Dispensacion	Spain	100%	100%	100%
Barnatron SA	Spain	100%	100%	100%
Marshall Isotopes Ltd	Israel	100%	100%	100%
Marshel (R.R) Investments Ltd	Israel	100%	100%	100%
Advanced Accelerator Applications Canada Inc.	Canada	100%	100%	100%
Atreus Pharmaceuticals Corporaton (Merged with Advanced Accelerator Applications Canada Inc.)	Canada	N/A	N/A	100%
Advanced Accelerator Applications USA, Inc (Ex - BioSynthema Inc.)	USA	100%	100%	100%
IDB Radiopharmacy BV	Netherlands	100%	N/A	N/A
IDB Holding BV	Netherlands	100%	N/A	N/A
IDB Holland	Netherlands	100%	N/A	N/A
Beheermaatschappij Weelde BV	Netherlands	100%	N/A	N/A
Meerdonk Holding BV	Netherlands	100%	N/A	N/A
Renswoude Holding BV	Netherlands	100%	N/A	N/A
IDB België BVBA	Belgium	100%	N/A	N/A
Imaging Equipment Ltd	UK	100%	100%	100%

8.	Related party disclosures

In conformity with IAS 24, the total remuneration of Group senior executives is disclosed in note 4.2.

The Board of Directors decided in April 2016 to increase the Group senior executive salaries as of February 2016 by 1.5%, the same as the average salary increase used throughout the Company. Furthermore, the Shareholders decided in their meeting in May 2016 to increase the non-executive Directors, remuneration for the year 2016 by 32% from €525 thousands in 2015 to €695 thousands in 2016.

December 31, 2016, 2015 and 2014	F-68