Form 20-F/A
period 2016-12-31
Advanced Accelerator Applications S.A.
filed 2017-07-17
CIK 1611787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ☐           No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐           No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2016 of Advanced Accelerator Applications S.A. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on March 29, 2017 (the “original Form 20-F”). This Amendment is prepared for the purpose of responding to comments from the Staff of the U.S. Securities and Exchange Commission in connection with its review of the original Form 20-F. The Company is filing this Amendment to include additional exhibits under “Item 19. Exhibits” of the original Form 20-F, and to file updated certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as exhibits 12.1 and 12.2. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, new certifications of the Company’s Chief Executive Officer and Chief Financial Officer are also being filed with this Amendment as exhibits 13.1 and 13.2, respectively. Other than as expressly set forth above, this Amendment does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the original Form 20-F or reflect any events that have occurred after the filing of the original Form 20-F. Accordingly, this Amendment should be read in conjunction with the original Form 20-F and any documents filed with or furnished to the U.S. Securities and Exchange Commission by the Company subsequent to March 29, 2017.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	English Translation of Articles of Association (entry into force on March 3, 2017).*
2.1	Form of Deposit Agreement among Advanced Accelerator Applications S.A., The Bank of New York Mellon, as depositary, and owners and holders of American Depositary Shares (incorporated herein by reference to our Registration Statement on Form F-6 (File No. 333-201502) filed with the SEC on January 14, 2015).
2.3	Form of American Depositary Receipt (included in Exhibit 4.1).
2.4	Form of Shareholders’ Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
2.5	Form of Warrant Subscription (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.1	Advanced Accelerator Applications S.A. 2016 Warrant Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
4.2	Advanced Accelerator Applications S.A. 2015 Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.3	Advanced Accelerator Applications S.A. 2013 Free Share Plan (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
4.4	Advanced Accelerator Applications S.A. 2010 Free Share Plan (incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
4.5	Service Agreement, dated April 3, 2012, between Advanced Accelerator Applications S.A. and Pierrel Research Italy S.p.A (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
4.6	Letter Agreement, dated September 2, 2016, between Advanced Accelerator Applications SA and Accelovance Europe S.r.l.*
4.7	Letter Agreement, dated November 8, 2016, between Accelovance Europe S.r.l. and Advanced Accelerator Applications S.A.*
4.8	Unanimous Shareholders Agreement dated March 27, 2014, among Advanced Accelerator Applications Canada Inc., 4549694 Canada Inc., 7329563 Canada Inc. and Atreus Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.9	Share Purchase Agreement dated December 18, 2014 between 7329563 Canada Inc. and Advanced Accelerator Applications S.A. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.10	Agreement on Special Compensation Allowance by and between Advanced Accelerator Applications S.A. and Claudio Costamagna dated January 19, 2015 (incorporated herein by reference to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on November 2, 2015).
4.11	License Agreement, dated June 16, 2015 between Advanced Accelerator Applications International and Fujifilm RI Pharma Co., Ltd (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†

Exhibit No.	Description
4.12	Sale and Purchase Agreement, dated May 20, 2010, by and among Advanced Accelerator Applications S.A., BioSynthema Inc., and certain shareholders of BioSynthema Inc. listed in Schedule 1 thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.13	License Agreement, dated October 10, 2007, by and between Mallinckrodt Inc. and BioSynthema Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F 1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.14	Know How and Trademark License Agreement, dated January 14, 2009, between Advanced Accelerator Applications S.A. and IASON GmbH (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F 1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
4.15	License Agreement, dated June 12, 2007 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F 1 (File No. 333-207223) filed with the SEC on October 1, 2015).†
8.1	List of subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.**
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.**
15.1	Consent of KPMG SA.**

*	Filed with the original Form 20-F and incorporated by reference therefrom.

**	Filed with this Annual Report on Form 20-F/A.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Stefano Buono
Name: Stefano Buono
Title: Chief Executive Officer
(Principal Executive Officer)

Date: July 17, 2017

6